As filed with the United States Securities and Exchange Commission on May 9, 2022.

Registration No. 333-263577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

Amendment No. 4
to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________

Biotech Acquisition Company

(Exact Name of Registrant as Specified in Its Charter)

_____________________

Cayman Islands*	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

545 West 25th Street, 20th Floor
New York, NY 10001
(212) 227-1905
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

_____________________

Michael Shleifer
Chief Executive Officer
c/o Biotech Acquisition Company
545 West 25th Street, 20th Floor
New York, NY 10001
(212) 227-1905
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________

Copies to:

Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Richard Baumann, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 (212) 370-1300	Mark V. Roeder, Esq. Brian D. Paulson, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

_____________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus until the associated registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell any securities and it is not soliciting an offer to buy any securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED MAY 9, 2022

PROXY STATEMENT
for an Extraordinary General Meeting
of
BIOTECH ACQUISITION COMPANY
(a Cayman Islands exempted company)

PROSPECTUS
for
90,548,487 Shares of Common Stock and
11,500,000 Redeemable Warrants
of
BIOTECH ACQUISITION COMPANY
(such securities to be issued after the Company’s re-domestication in the State of Delaware and its renaming as
BLADE BIOTHERAPEUTICS, INC.)

IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN.

On November 8, 2021, Biotech Acquisition Company (“BAC”) entered into an Agreement and Plan of Merger (as it may be amended and supplemented from time to time, the “Merger Agreement”) with Blade Therapeutics, Inc., a Delaware corporation (“Blade”), Blade Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of BAC (“Blade Merger Sub”), Biotech Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from, and after the Closing (as defined below) of, the stockholders of BAC as of immediately prior to the Closing and their successors and assignees (in such capacity, the “BAC Representative”), and Jean-Frédéric Viret, Ph.D. in the capacity as the representative of the Earnout Participants (as defined in the Merger Agreement) from and after the Closing (in such capacity, the “Blade Representative”). The transactions contemplated by the Merger Agreement, including the issuance of the merger consideration thereunder, are referred to collectively as the “Business Combination.”

It is proposed that, after the Domestication (as defined below) and upon filing of the Proposed Certificate of Incorporation with the State of Delaware, BAC will change its name to “Blade Biotherapeutics, Inc.” Blade Biotherapeutics and Blade, following the Closing, are sometimes collectively referred to herein as the “Company” or the “Combined Company.”

Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, (i) prior to the Closing, BAC will de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and the domestication as a Delaware corporation (the “Domestication”) and (ii) at the Closing, and following the Domestication and the PIPE Investment (defined below), Blade Merger Sub will merge with and into Blade (the “Merger”), with Blade continuing as the surviving entity and wholly-owned subsidiary of Blade Biotherapeutics, and with each Blade stockholder receiving shares of Blade Biotherapeutics’ common stock at the Closing (as further described herein). Simultaneously with entering into the Merger Agreement, BAC entered into Subscription Agreements (as defined below) with investors (the “PIPE Investors”) to purchase a total of 2,430,000 shares of Blade Biotherapeutics’ common stock in a private equity investment (the “PIPE”) for a purchase price equal to $10.00 per share and aggregate gross proceeds to Blade Biotherapeutics equal to $24,300,000. The PIPE Investors consist of Deerfield Management, Pfizer Ventures, Bristol-Myers Squibb Company, MPM Capital and Osage University Partners, who are all existing Blade stockholders.

The total consideration received by Blade security holders from BAC at the Closing will have an aggregate value equal to $280,000,000 less the value of certain contingent payments that may become payable to Blade’s current Series C-1 preferred stockholders (the “Merger Consideration”), payable, in the case of Blade stockholders, solely in newly issued shares of Blade Biotherapeutics’ common stock and, in the case of Blade option holders, by assumption of such options by Blade Biotherapeutics, plus the additional contingent right to receive the Earnout Shares (as defined below) after the Closing, as described below. All preferred stock of Blade and all convertible promissory notes of Blade will be required to be converted into shares of Blade common stock prior to the Closing, and will share in the Merger Consideration. All warrants of Blade will be required to be exercised in full on a cash or cashless basis or terminated without exercise, as applicable and in accordance with their respective terms prior to the Closing.

In addition to the Merger Consideration set forth above, the Earnout Participants will also have a contingent right to receive up to an additional 3,500,000 shares of Blade Biotherapeutics’ common stock (the “Earnout Shares”) during the five-year period beginning at the Closing (the “Earnout Period”). The Earnout Shares will become issuable if, during the Earnout Period, the closing price of Blade Biotherapeutics’ common stock is equal to or greater than $15.00 per share for any 20 trading days within any 30 trading day period (the “Price Earnout Milestone”) or, prior to the occurrence of a Price Earnout Milestone, (A) the Combined Company consummates a sale, merger, consolidation, liquidation, exchange offer or other similar transaction that results in the stockholders of Blade Biotherapeutics immediately prior to such transaction having beneficial ownership of less than fifty percent (50%) of the outstanding voting securities of Blade Biotherapeutics or the surviving entity in such transaction, directly or indirectly, immediately following such transaction, (B) Blade Biotherapeutics consummates a “going private transaction” or otherwise ceases to be subject to the reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (C) Blade Biotherapeutics’ common stock ceases to be listed on a national securities exchange. Unlike the Merger Consideration, the Earnout Shares will be allocated among Blade’s security holders on a fully-diluted basis as of the Closing, without treating assumed Blade options on a net exercise basis, and with holders of unvested Blade options receiving restricted stock units for a number of shares of common stock of Blade Biotherapeutics equal to such portion of the Earnout Shares otherwise issuable to such Earnout Participant in respect of such unvested Blade options.

BAC’s units, ordinary shares and warrants are traded on the Nasdaq Capital Market under the symbols “BIOTU,” “BIOT,” and “BIOTW,” respectively. On April 29, 2022, the closing sale prices of BAC’s units, ordinary shares and warrants were $9.95, $9.86 and $0.19, respectively. At the Closing of the Business Combination, each unit of BAC that has not previously been separated will separate into its components, consisting of one share of common stock and one-half warrant (each warrant entitling the holder thereof to purchase one share of common stock) and the units will cease to exist as separate securities. BAC intends to apply for the listing of the common stock and warrants on the Nasdaq Global Market following the completion of the Business Combination under the symbols BBTX” and “BBTXW,” respectively. References herein to “Nasdaq” are to the Nasdaq Capital Market in connection with BAC and its securities, and to the Nasdaq Global Market in connection with the post-Business Combination company and its securities.

Only holders of record of ordinary shares of BAC (the “ordinary shares”), at the close of business on March 28, 2022 (the “Record Date”), are entitled to notice of the Meeting and the right to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

This proxy statement/prospectus provides BAC shareholders with detailed information about the Business Combination and other matters to be considered at the Meeting. BAC urges its shareholders to carefully read this entire document and the documents incorporated herein by reference. BAC shareholders should also carefully consider the risk factors described in “Risk Factors” beginning on page 30 of the accompanying proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated May     , 2022, and is first being mailed to Biotech Acquisition Company shareholders on or about May     , 2022.

BIOTECH ACQUISITION COMPANY

A Cayman Islands Exempted Company
545 West 25th Street, 20th Floor
New York, NY 10001

To the Shareholders of Biotech Acquisition Company:

You are cordially invited to attend the extraordinary general meeting (the “Meeting”) of Biotech Acquisition Company, a Cayman Islands exempted company (“BAC”), which will be held virtually at 10 a.m., Eastern Time, on June 1, 2022. Considering ongoing COVID-19 virus concerns, BAC has determined that the Meeting will be a virtual meeting conducted via live webcast in order to facilitate shareholder attendance while safeguarding the health and safety of BAC’s shareholders, directors and management team. For the purposes of BAC’s Amended and Restated Memorandum and Articles of Association (the “Current Charter”), the physical place of the meeting will be at 1345 Avenue of the Americas, 11th Floor, New York, NY 10105. You or your proxyholder will be able to attend and vote at the Meeting by visiting https://www.cstproxy.com/biotechacquisition/2022 and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by means of a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement/prospectus. You or your proxyholders will also be able to attend and vote at the Meeting at 1345 Avenue of the Americas, 11th Floor, New York, NY 10105.

On November 8, 2021, BAC entered into an Agreement and Plan of Merger (as it may be amended and supplemented from time to time, the “Merger Agreement”) with Blade Therapeutics, Inc., a Delaware corporation (“Blade”), Blade Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of BAC (“Blade Merger Sub”), Biotech Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from, and after the Closing (as defined below) of, the stockholders of BAC as of immediately prior to the Closing and their successors and assignees (in such capacity, the “BAC Representative”), and Jean-Frédéric Viret, Ph.D. in the capacity as the representative of the Earnout Participants (as defined in the Merger Agreement) from and after the Closing (in such capacity, the “Blade Representative”). The transactions contemplated by the Merger Agreement, including the issuance of the merger consideration thereunder, are referred to collectively as the “Business Combination.” You are being asked to vote on the Business Combination.

AFTER CAREFUL CONSIDERATION, BAC’S BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT EACH OF THE PROPOSALS TO BE PRESENTED AT THE MEETING (THE “PROPOSALS”) IS IN THE BEST INTERESTS OF BAC AND ITS SHAREHOLDERS, AND RECOMMENDS THAT YOU VOTE OR GIVE INSTRUCTION TO VOTE “FOR” EACH OF THOSE PROPOSALS.

The existence of financial and personal interests of BAC’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of BAC and what may be best for a BAC director’s personal interests when determining to recommend that BAC shareholders vote for the Proposals presented at the Meeting. See the sections entitled “The Business Combination Proposal — Interests of BAC’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” in the proxy statement/prospectus for a further discussion.

Your vote is very important.    To ensure your representation at the Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in the proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to participate in the meeting. Submitting a proxy now will NOT prevent you from being able to vote online during the virtual Meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee. If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the Proposals.

On behalf of BAC’s board of directors, I would like to thank you for your support of BAC and look forward to a successful completion of the Business Combination.

Very truly yours,
/s/ Michael Shleifer
Dr. Michael Shleifer Chief Executive Officer and Chairman Biotech Acquisition Company

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES AND WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (3) DELIVER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about BAC from documents BAC has filed with the Securities and Exchange Commission that are not included in or delivered with the accompanying proxy statement/prospectus. You can access these and other filings of BAC with the Securities and Exchange Commission by visiting its website at www.sec.gov or requesting such filings in writing or by telephone from BAC at the following address:

Michael Shleifer
Chief Executive Officer
c/o Biotech Acquisition Company
545 West 25th Street, 20th Floor
New York, NY 10001
(212) 227-1905

You will not be charged for any of these documents that you request. Shareholders requesting documents should do so by May 24, 2022 in order to receive them before the Meeting.

If BAC public shareholders have questions about the Proposals or the proxy statement/prospectus, or would like additional copies of the proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, they should please contact the proxy solicitor for BAC:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Tel: Toll-Free (800) 662-5200 or (203) 658-9400
Email: BIOT.info@investor.morrowsodali.com

BAC shareholders will not be charged for any of the documents that they request. To obtain timely delivery of the documents, you must request them no later than May 24, 2022 (five business days before the date of the Meeting).

See the section entitled “Where You Can Find More Information; Incorporation by Reference” in the proxy statement/prospectus for further information.

Information contained on the Blade website, or any other website, is expressly not incorporated by reference into the accompanying proxy statement/prospectus.

BIOTECH ACQUISITION COMPANY

A Cayman Islands Exempted Company
545 West 25th Street, 20th Floor
New York, NY 10001

NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON June 1, 2022

To the Shareholders of Biotech Acquisition Company:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Meeting”) of Biotech Acquisition Company, a Cayman Islands exempted company (“BAC”), will be held at 10 a.m., Eastern Time, on June 1, 2022. Considering ongoing COVID-19 virus concerns, BAC has determined that the Meeting will be a virtual meeting conducted via live webcast in order to facilitate shareholder attendance while safeguarding the health and safety of BAC’s shareholders, directors and management team. For the purposes of BAC’s Amended and Restated Memorandum and Articles of Association (the “Current Charter”), the physical place of the meeting will be 1345 Avenue of the Americas, 11th, Floor, New York, NY 10105. You are cordially invited to attend the Meeting online by visiting https://www.cstproxy.com/ and using a control number assigned by Continental Stock Transfer & Trust Company. The Meeting will be held for the purpose of considering and voting on the proposals (the “Proposals”) described below and in the accompanying proxy statement/prospectus. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders of BAC (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus. Only registered shareholders will be able to submit questions through the virtual meeting format, as further described in the accompanying proxy statement/prospectus.

At the Meeting, BAC shareholders will be asked to consider and vote on the following Proposals:

Proposal 1 — Business Combination Proposal — To consider and vote upon a Proposal by ordinary resolution to approve the Agreement and Plan of Merger (as it may be amended and supplemented from time to time, the “Merger Agreement”) with Blade Therapeutics, Inc., a Delaware corporation (“Blade”), Blade Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of BAC (“Blade Merger Sub”), Biotech Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from and after the closing (the “Closing”) of the stockholders of BAC as of immediately prior to the Closing and their successors and assignees (in such capacity, the “BAC Representative”), and Jean-Frédéric Viret, Ph.D., in the capacity as the representative of the Earnout Participants (as defined in the Merger Agreement) from and after the Closing (in such capacity, the “Blade Representative”). It is proposed that, in conjunction with the Domestication (as defined below), BAC will change its name to “Blade Biotherapeutics, Inc.” A copy of the Merger Agreement is appended to the accompanying proxy statement/prospectus as Annex B. The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Business Combination Proposal.”

Proposal 2 — Domestication Proposal — To consider and vote upon a Proposal by special resolution to (a) change BAC’s corporate structure and de-register from an exempted company incorporated under the Cayman Islands Companies Act and transfer by way of continuation as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), (b) in connection therewith to adopt upon the Domestication taking effect, the certificate of incorporation (the “Interim Charter”), in the form appended to the accompanying proxy statement/prospectus as Annex A, in place of the Current Charter currently registered with the Registrar of Companies of the Cayman Islands and which will remove or amend those provisions of the Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication, and (c) file the Interim Charter with the Secretary of State of Delaware. At the time of the Domestication, simultaneously with the adoption of the Interim Charter, the BAC Board intends to adopt the Proposed Bylaws in the form appended as Annex D to this proxy statement/prospectus. The Domestication will be effected immediately prior to the consummation of the Business Combination by BAC filing a Certificate of Corporate Domestication and the Interim Charter with the Delaware Secretary of State and the filing of an application to de-register BAC with the Registrar of Companies of the Cayman Islands. In connection with the Domestication, all outstanding ordinary shares will convert into outstanding shares of common stock of BAC, as the continuing Delaware corporation. Simultaneously with adoption of the Interim Charter, the BAC Board intends to also adopt the Proposed Bylaws. The Domestication will become effective immediately prior to the consummation of the Business Combination. The Interim Charter and the Proposed Bylaws, which will become effective upon the Domestication, are attached to this proxy statement/prospectus as Annex C and Annex D, respectively. The Domestication Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Domestication Proposal.”

Proposal 3 — The Certificate of Incorporation Proposal — To consider and vote upon by special resolution under the Cayman Islands Companies Act a Proposal to replace the Interim Charter with the Proposed Certificate of Incorporation substantially in the form attached to this proxy statement/prospectus as Annex C, to be effective upon the consummation of the Business Combination. The Certificate of Incorporation Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business Combination Proposal or the Domestication Proposal is not approved, then the Certificate of Incorporation Proposal will have no effect, even if approved by BAC’s shareholders. The Certificate of Incorporation Proposal is not conditioned on the separate non-binding advisory approval of the Organizational Documents Proposals. The Certificate of Incorporation Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Certificate of Incorporation Proposal.”

Proposals 4(A) – 4(H) — Organizational Documents Proposals — To consider and vote upon eight separate vote upon, on a non-binding advisory basis, Proposals to approve by ordinary resolution certain governance provisions in the Proposed Certificate of Incorporation, which are separately being presented. These separate votes are not otherwise required by Delaware law separate and apart from the Certificate of Incorporation Proposal. Accordingly, the stockholder votes regarding the Organizational Documents Proposals are advisory votes and are not binding on BAC or BAC’s Board (separate and apart from the approval of the Certificate of Incorporation Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Certificate of Incorporation Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Proposals, BAC intends that the Proposed Certificate of Incorporation will take effect upon the Closing (assuming approval of the Certificate of Incorporation Proposal). The Organizational Documents Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “Organizational Documents Proposals.”

Proposal 5 — Director Election Proposal — To consider and vote on a Proposal by ordinary resolution to elect 8 directors who, upon consummation of the Business Combination, will be the directors of Blade Biotherapeutics. The Director Election Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Director Election Proposal.”

Proposal 6 — Nasdaq Proposal — To consider and vote upon a Proposal by ordinary resolution to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b), (c), and (d), the issuance of (a) shares to the PIPE Investors pursuant to the PIPE Investment, and (b) shares to the Blade stockholders pursuant to the Merger Agreement. The Nasdaq is described in more detail in the accompanying proxy statement/prospectus under the heading “Nasdaq Proposal.”

Proposal 7 — Incentive Award Plan Proposal — To consider and vote on a Proposal by ordinary resolution to approve and adopt the Blade Biotherapeutics, Inc. 2022 Incentive Award Plan (the “2022 Plan”) and the material terms thereunder. The BAC Board approved the 2022 Plan, prior to the BAC extraordinary general meeting, subject to shareholder approval at the BAC extraordinary general meeting. A copy of the proposed 2022 Plan is appended to the accompanying proxy statement/prospectus as Annex E. The Incentive Award Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Incentive Award Plan Proposal.”

Proposal 8 — ESPP Proposal — To consider and vote on a Proposal by ordinary resolution to approve and adopt the Blade Biotherapeutics, Inc. 2022 Employee Stock Purchase Plan (the “ESPP”) and the material terms thereunder. The BAC Board approved the ESPP, prior to the BAC extraordinary general meeting, subject to shareholder approval at the BAC extraordinary general meeting. A copy of the proposed ESPP is appended to the accompanying proxy statement/prospectus as Annex F. The ESPP Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “ESPP Proposal.”

Proposal 9 — Adjournment Proposal — To consider and vote upon a Proposal by ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the BAC Board that more time is necessary or appropriate to approve one or more Proposals at the Meeting or if certain conditions under the Merger Agreement are not satisfied or waived. The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Adjournment Proposal.”

The Proposals being submitted for a vote at the Meeting are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex B, a copy of the Merger Agreement. BAC urges you to read carefully the accompanying proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements.

After careful consideration, the BAC Board has unanimously approved the Merger Agreement and the Business Combination and determined that each of the Proposals to be presented at the Meeting is in the best interests of BAC and its shareholders and recommends that each of the BAC shareholders vote or give instructions to vote “FOR” each of the above Proposals.

The existence of financial and personal interests of BAC’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of BAC and what may be best for a director’s personal interests when determining to recommend that BAC shareholders vote for the Proposals.    See the sections entitled “The Business Combination Proposal — Interests of BAC’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion.

The record date for the Meeting is March 28, 2022. Only holders of record of ordinary shares of BAC at the close of business on the record date are entitled to notice of and to vote and have their votes counted at the Meeting and any adjournments of the Meeting.

BAC’s units, ordinary shares and warrants are traded on Nasdaq under the symbols “BIOTU,” “BIOT,” and “BIOTW,” respectively. At the Closing, each unit will separate into its components, consisting of one share of common stock and one-half of one warrant (each warrant entitling the holder thereof to purchase one share of common stock) and the units will cease to exist as separate securities. In conjunction with the Domestication, BAC intends to change its name from “Biotech Acquisition Company” to “Blade Biotherapeutics, Inc.” BAC intends to apply for the listing of the Blade Biotherapeutics, Inc. common stock and warrants on the Nasdaq Global Market following the completion of the Business Combination under the symbols “BBTX” and “BBTXW,” respectively.

Pursuant to BAC’s Current Charter, a BAC public shareholder may request that BAC redeem all or a portion of its public shares for cash if the Business Combination is consummated. Holders of BAC public shares will be entitled to receive cash for their public shares to be redeemed only if they:

(a)    hold public shares or hold public shares through units and elect to separate their units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares; and

(b)    prior to 5:00 p.m., Eastern Time, on May 27, 2022 (two business days prior to the vote at the Meeting), (i) submit a written request to BAC’s transfer agent, Continental Stock Transfer & Trust Company (the “Transfer Agent”), that BAC redeem the applicable public shares for cash and (ii) deliver share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

Holders of BAC units must elect to separate the underlying shares and warrants prior to exercising redemption rights with respect to the public shares. If units are held in an account at a brokerage firm or bank, holders thereof must notify their broker or bank that they elect to separate the units into the underlying shares and warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. BAC public shareholders may elect to redeem all or a portion of their public shares regardless of whether they vote for or against the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public shareholder properly exercises its right to redeem its public shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, BAC will redeem each public share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account (net of taxes payable), divided by the number of then-outstanding public shares. As of April 29, 2022, this would have amounted to approximately $10.00 per public share. If a BAC public shareholder exercises its redemption rights, then such shareholder will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may not be withdrawn once submitted to BAC unless BAC permits the withdrawal of such redemption request (which it may do in whole or in part). A BAC shareholder can make such request by contacting the Transfer Agent at the address or email address listed in the accompanying proxy statement/prospectus. BAC will be required to honor such request only if made prior to the Closing. See “Meeting — redemption rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if a BAC public shareholder wishes to redeem its public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13 of the U.S. Securities Exchange Act of 1934, as amended), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Except as follows, each of the Business Combination Proposal, the Domestication Proposal, the Certificate of Incorporation Proposal, the Director Election Proposal, the Nasdaq Proposal, the Incentive Award Plan Proposal, and the ESPP Proposal is interdependent on each other proposal. The Organizational Documents Proposals are conditional upon the Certification of Incorporation Proposal; the Adjournment Proposal is not conditioned on the approval of any other proposal. If BAC’s shareholders do not approve each of the Proposals other than the Organizational Documents Proposals, which are advisory in nature, the Business Combination may not be consummated.

Each of the proposals other than the Domestication Proposal and the Certificate of Incorporation Proposal must be approved by ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the ordinary shares who, being present or by proxy and entitled to vote at the Meeting, vote at the Meeting.

Each of the Domestication Proposal and the Certificate of Incorporation Proposal must be approved by special resolution under the Cayman Islands Companies Act, being the affirmative vote of a majority of at least two-thirds of the holders of ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Your attention is directed to the accompanying proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. BAC urges its shareholders to read the accompanying proxy statement/prospectus carefully.

If you have any questions or need assistance voting your ordinary shares of BAC, please contact BAC’s proxy solicitor:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Tel: Toll-Free (800) 662-5200 or (203) 658-9400
Email: BIOT.info@investor.morrowsodali.com

By Order of the Board of Directors
/s/ Michael Shleifer
Dr. Michael Shleifer
Chief Executive Officer and Chairman

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TRADEMARKS

We own or have rights to various trademarks, logos, service marks and/or trade names that we use in connection with the operation of our business. This document also contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. BAC does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes industry position and industry data that BAC and Blade obtained or derived from internal company reports, independent third party publications and other industry data. Some data are also based on good faith estimates, which are derived from internal company analyses or review of internal company reports as well as the independent sources referred to above, including peer review scientific journals as cited herein and GlobalData (www.pharma.globaldata.com).

Although both BAC and Blade believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. Statements as to industry position and disease prevalence estimates are based on market data currently available as noted above. While BAC and Blade are not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus.

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires, references to:

•        “2015 EIP” is to Blade Therapeutics, Inc. 2015 Equity Incentive Plan;

•        “2022 Plan” is to the Blade Biotherapeutics, Inc. 2022 Incentive Award Plan attached to this proxy statement/prospectus as Annex E;

•        “401(k) Plan” is to Blade’s sponsored defined contribution plan;

•        “Adjusted Merger Consideration” are to an amount equal to (i) $280,000,000 plus (ii) the aggregate amount of the exercise prices for all shares of Blade common stock covered by Blade Awards that are in-the-money as of immediately prior to the effective time of the Merger (assuming no cashless exercise);

•        “Australian Subsidiary” is to Blade’s wholly-owned Australian subsidiary, Blade Therapeutics Pty Ltd.;

•        “Available Cash” are to the amount as calculated by adding the Trust Amount and the PIPE Investment Amount;

•        “ATXCo Earnout Settlement” shall mean the issuance and payment of the Phase 2 Consideration in accordance with the terms of the ATXCo Merger Agreement upon the satisfaction of the conditions precedent to such issuance or payment;

•        “ATXCo Earnout Shares” are to (i) to the extent the ATXCo Earnout Settlement has not occurred prior to the effective time of the Merger, the number of shares of Blade capital stock (on an as-converted to Blade common stock basis) that would become issuable as the Phase 2 Consideration in accordance with the terms of the ATXCo Merger Agreement upon and assuming the satisfaction of the conditions precedent to such issuance and (ii) to the extent the ATXCo Earnout Settlement has occurred prior to the effective time of the Merger, zero shares of Blade common stock;

•        “ATXCo Merger Agreement” means that certain Agreement and Plan of Merger, dated as of September 23, 2019, by and among Blade, Blade Merger Sub Inc., Sabre Therapeutics LLC, ATXCo, Inc. an the Stockholders’ Representative named therein;

•        “BAC” are to Biotech Acquisition Company prior to its domestication as a corporation in the State of Delaware;

•        “BAC Class A ordinary shares” are to BAC’s Class A ordinary shares;

•        “BAC Class B ordinary shares’’ are to BAC’s Class B ordinary shares;

•        “BAC units’’ and “units’’ are to the units of BAC, each unit representing one BAC Class A ordinary share and one-half of one redeemable warrant to acquire one BAC Class A ordinary share, that were offered and sold by BAC in its initial public offering and registered pursuant to the Initial Public Offering registration statement (less the number of units that have been separated into the underlying public shares and underlying warrants upon the request of the holder thereof);

•        “Blade” are to Blade Therapeutics, Inc. prior to the Business Combination;

•        “Blade Awards” are to Blade Options;

•        “Blade Biotherapeutics” are to BAC after the Domestication and its name change from Biotech Acquisition Company to Blade Biotherapeutics, Inc.;

•       “Blade Biotherapeutics’ common stock” are to shares of Blade Biotherapeutics’ common stock;

•       “Blade Biotherapeutics Options” are to options to purchase shares of Blade Biotherapeutics’ common stock;

•        “Blade Fully-Diluted Shares” are to the total number of shares of Blade common stock issued and outstanding immediately prior to the effective time of the Merger, expressed on a fully-diluted and as-converted to Blade common stock basis, including, without limitation, (i) the number of shares of Blade common stock outstanding after giving effect to the Blade Warrant Settlement (as defined in the Merger Agreement; a copy of which is appended to this proxy statement/prospectus as Annex B), the Blade Note Settlement (as defined in the Merger Agreement; a copy of which is appended to this proxy statement/prospectus as Annex B) and the Blade Preferred Stock Conversion (as defined in the Merger Agreement; a copy of which is appended to this proxy statement/prospectus as Annex B), (ii) the number of shares of Blade common stock issuable upon, or subject to, the settlement of Blade Awards that are in-the-money (whether or not vested or exercisable) outstanding as of immediately prior to the effective time of the Merger and (iii) the ATXCo Earnout Shares;

•        “Blade Options” are to options to purchase shares of Blade common stock;

•        “Blade PIPE Investor” are to a PIPE Investor that is a holder of shares of Blade capital stock or securities exercisable for or convertible into Blade capital stock as of the date of the Merger Agreement;

•        “Blade Stockholders” are to the stockholders of Blade and holders of Blade Awards prior to the Business Combination;

•        “Business Combination” are to the Domestication together with the Merger;

•        “Cantor Share Purchase Agreement” are to the Common Stock Purchase Agreement, dated as of May 3, 2022, by and between BAC and CFPI.

•        “Cantor Registration Rights Agreement” are to the Registration Rights Agreement, dated as of May 3, 2022, by and between BAC and CFPI.

•        “Cayman Constitutional Documents” are to BAC’s Amended and Restated Memorandum and Articles of Association, as amended from time to time;

•        “Cayman Islands Companies Act” are to the Cayman Islands Companies Act (As Revised);

•        “CFPI” are to CF Principal Investments LLC, a Delaware limited liability company and an affiliate of Cantor;

•        “Closing” are to the closing of the Business Combination;

•        “Company,” “we,” “us” and “our” are to Blade prior to the closing of the Business Combination and to Blade Biotherapeutics after the closing of the Business Combination;

•        “Condition Precedent Approvals” are to approval at the extraordinary general meeting of the Condition Precedent Proposals;

•        “Condition Precedent Proposals” are to the Business Combination Proposal, the Domestication Proposal, the Certificate of Incorporation Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Nasdaq Proposal, the Incentive Award Plan Proposal and the ESPP Proposal, collectively;

•        “Continental” are to Continental Stock Transfer & Trust Company”;

•        “DGCL” are to the General Corporation Law of the State of Delaware;

•       “Domestication” are to the de-registration in the Cayman Islands and transfer by way of continuation and domestication of Biotech Acquisition Company as a corporation incorporated in the State of Delaware;

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•       “ESPP” are to the Blade Biotherapeutics, Inc. 2022 Employee Stock Purchase Plan attached to this proxy statement/prospectus as Annex F;

•        “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•        “Exchange Ratio” are to the quotient obtained by dividing (i) the Per Share Price by (ii) $10.00;

•        “founder shares” are to the BAC Class B ordinary shares purchased by the Sponsor in a private placement prior to the initial public offering, and the BAC Class A ordinary shares that will be issued upon the conversion thereof;

•        “GAAP” are to accounting principles generally accepted in the United States of America;

•        “HSR Act” are to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•        “initial public offering” are to BAC’s initial public offering that was consummated on September 21, 2020;

•        “Initial Public Offering registration statement” are to the Registration Statement on Form S-1 (333-251834) filed by BAC in connection with its initial public offering, which became effective on December 30, 2020;

•        “Interim Charter” are to the form of certificate of incorporation attached to this proxy statement/prospectus as Annex A and to be adopted upon the Domestication taking effect;

•        “IRS” are to the U.S. Internal Revenue Service;

•        “JOBS Act” are to the Jumpstart Our Business Startups Act of 2012;

•        “Merger” are to the merger of Merger Sub with and into Blade, with Blade surviving the merger as a wholly owned subsidiary of Blade Biotherapeutics;

•        “Minimum Cash Condition” are to the Trust Amount and the PIPE Investment Amount, in the aggregate, being equal to or greater than $75 million;

•        “Nasdaq” are to the Nasdaq Capital Market in connection with BAC and its securities, and to the Nasdaq Global Market in connection with the post-Business Combination company and its securities.;

•        “Per Share Price” are to the quotient obtained by dividing (i) the Adjusted Merger Consideration by (ii) the Blade Fully-Diluted Shares;

•        “Person” are to any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental authority or instrumentality or other entity of any kind;

•        “PIPE Investment” are to the purchase of shares of Blade Biotherapeutics’ common stock pursuant to the Subscription Agreements;

•        “PIPE Investment Amount” are to the aggregate gross purchase price received by BAC prior to or substantially concurrently with Closing for the shares in the PIPE Investment;

•        “PIPE Investors” are to those certain investors participating in the PIPE Investment pursuant to the Subscription Agreements;

•        “private placement warrants” are to the BAC private placement warrants outstanding as of the date of this proxy statement/prospectus and the warrants of Blade Biotherapeutics issued as a matter of law upon the conversion thereof at the time of the Domestication;

•        “pro forma” are to giving pro forma effect to the Business Combination;

•       “Proposed Bylaws” are to the proposed bylaws of Blade Biotherapeutics upon the effective date of the Domestication attached to this proxy statement/prospectus as Annex D;

•       “Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of Blade Biotherapeutics attached to this proxy statement/prospectus as Annex C;

•        “Proposed Organizational Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws;

•        “public shareholders” are to holders of public shares, whether acquired in BAC’s initial public offering or acquired in the secondary market;

•        “public shares” are to the BAC Class A ordinary shares (including those that underlie the units) that were offered and sold by BAC in its initial public offering and registered pursuant to the Initial Public Offering registration statement or the shares of Blade Biotherapeutics’ common stock issued as a matter of law upon the conversion thereof at the time of the Domestication, as context requires;

•        “public warrants” are to the redeemable warrants (including those that underlie the units) that were offered and sold by BAC in its initial public offering and registered pursuant to the Initial Public Offering registration statement or the redeemable warrants of Blade Biotherapeutics issued as a matter of law upon the conversion thereof at the time of the Domestication, as context requires;

•        “redemption” are to each redemption of public shares for cash pursuant to the Cayman Constitutional Documents and the Proposed Organizational Documents;

•        “Registration Rights Agreement” are to the Amended and Restated Registration Rights Agreement entered into simultaneously with the execution of the Merger Agreement, by and among BAC, the Sponsor and certain Blade Stockholders;

•        “Sarbanes Oxley Act” are to the Sarbanes-Oxley Act of 2002;

•        “SEC” are to the U.S. Securities and Exchange Commission;

•        “Securities Act” are to the Securities Act of 1933, as amended;

•        “Sponsor” are to Biotech Sponsor LLC, a Delaware limited liability company;

•        “Sponsor Agreement” are to that certain Sponsor Agreement, dated November 8, 2021, by and among the Sponsor, BAC, and Blade, as amended and modified from time to time;

•        “Subscription Agreements” are to the subscription agreements pursuant to which the PIPE Investment will be consummated;

•        “trust account” are to the trust account established at the consummation of BAC’s initial public offering at Morgan Stanley and maintained by Continental Stock Transfer & Trust Company, acting as trustee;

•        “Trust Agreement” are to the Investment Management Trust Agreement, dated January 25, 2021, by and between BAC and Continental Stock Transfer & Trust Company, as trustee;

•        “Trust Amount” are to the amount of cash available in the trust account as of the Closing, after deducting the amount required to satisfy BAC’s obligations to its shareholders (if any) that exercise their redemption rights;

•        “Vantage Point” are to Vantage Point Advisors, Inc., an independent business valuation firm; and

•        “warrants” are to the public warrants and the private placement warrants.

Unless otherwise stated in this proxy statement/prospectus or unless the context otherwise requires, all references in this proxy statement/prospectus to BAC Class A ordinary shares, shares of Blade Biotherapeutics common stock or warrants include such securities underlying units.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations, including as they relate to the potential Business Combination, of BAC. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When BAC discusses its strategies or plans, including as they relate to the potential Business Combination, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, BAC’s management.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about:

•        BAC’s ability to complete the Business Combination or, if BAC does not consummate such Business Combination, any other initial business combination;

•        satisfaction or waiver (if applicable) of the conditions to the Merger, including, among other things:

•        the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the respective shareholders of BAC and Blade, (ii) effectiveness of the registration statement of which this proxy statement/prospectus forms a part of, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) receipt of approval for listing on Nasdaq, the shares of BAC ordinary shares to be issued in connection with the Merger, (v) that BAC have at least $5,000,000.01 of net tangible assets upon Closing and (vi) the absence of any injunctions;

•        that the amount of cash available in the trust account, after deducting the amount required to satisfy BAC’s obligations to its shareholders (if any) that exercise their rights to redeem their BAC Class A ordinary shares pursuant to the Cayman Constitutional Documents, plus the PIPE Investment Amount actually received by BAC at or prior to the Closing Date, is at least equal to the Minimum Available Cash Amount;

•        the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•        the exposure to unknown contingent liabilities that could result in a negative effect on Blade Biotherapeutics’ financial condition.

•        the projected clinical and regulatory milestones, and anticipated market opportunity of Blade Biotherapeutics;

•        the ability to obtain or maintain the listing of Blade Biotherapeutics’ common stock and Blade Biotherapeutics warrants on Nasdaq following the Business Combination;

•        our public securities’ potential liquidity and trading;

•        the impact of the regulatory environment and complexities with compliance related to such environment; and

•       factors relating to the business, operations and financial performance of Blade Biotherapeutics and its subsidiaries, including:

•        the impact of the COVID-19 pandemic;

•        the ability of Blade Biotherapeutics to maintain an effective system of internal controls over financial reporting;

•        the success of Blade Biotherapeutics’ preclinical and clinical programs;

•        the ability to establish marketing and sales capabilities to enter into agreements with third parties to market and sell Blade Biotherapeutics’ product candidates;

•        the ability to obtain orphan drug designation or obtain or maintain the benefits associated with orphan drug designation;

•        the ability to adequately protect Blade Biotherapeutics’ proprietary rights;

•        the ability to maintain the confidentiality and integrity of Blade Biotherapeutics’ data or other sensitive information;

•        the ability of Blade Biotherapeutics to grow market share in its existing markets or any new markets it may enter;

•        the ability of Blade Biotherapeutics to respond to general economic conditions;

•        the ability of Blade Biotherapeutics to manage its use of cash and its growth effectively;

•        the ability of Blade Biotherapeutics to achieve and maintain profitability in the future;

•        the ability of Blade Biotherapeutics to access sources of capital to finance operations and growth;

•        the success of strategic relationships with third parties; and

•        other factors detailed under the section entitled “ Risk Factors.”

The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us or Blade. There can be no assurance that future developments affecting us or Blade will be those that BAC or Blade have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond BAC’s control or the control of Blade) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” beginning on page 30 of this proxy statement/prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. BAC and Blade undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any BAC shareholder grants its proxy or instructs how its vote should be cast or votes on the proposals to be put to the extraordinary general meeting, such person should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect us.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF BAC

The following questions and answers briefly address some commonly asked questions about the Proposals to be presented at the Meeting, including the Proposal to approve the Business Combination, as further described below. The following questions and answers do not include all the information that is important to BAC’s shareholders. BAC shareholders are urged to read carefully this entire proxy statement//prospectus, including the annexes and other documents referred to herein.

Q:    Why am I receiving this proxy statement/prospectus?

A:     You are receiving this proxy statement/prospectus in connection with the Meeting. BAC is holding the Meeting to consider and vote upon the Proposals described below. Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

At the Meeting, BAC shareholders will be asked to consider and vote on the following Proposals:

Proposal 1 — Business Combination Proposal — To consider and vote upon a Proposal by ordinary resolution to approve the Agreement and Plan of Merger (as it may be amended and supplemented from time to time, the “Merger Agreement”) with Blade Therapeutics, Inc., a Delaware corporation (“Blade”), Blade Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of BAC (“Blade Merger Sub”), Biotech Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from and after the closing (the “Closing”) of the stockholders of BAC as of immediately prior to the Closing and their successors and assignees (in such capacity, the “BAC Representative”), and Jean-Frédéric Viret, Ph.D., in the capacity as the representative of the Earnout Participants (as defined in the Merger Agreement) from and after the Closing (in such capacity, the “Blade Representative”). It is proposed that, in conjunction with the Domestication (as defined below), BAC will change its name to “Blade Biotherapeutics, Inc.” A copy of the Merger Agreement is appended to the accompanying proxy statement/prospectus as Annex B. The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Business Combination Proposal.”

Proposal 2 — Domestication Proposal — To consider and vote upon a Proposal by special resolution to (a) change BAC’s corporate structure and domicile from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware by way of legal continuation of BAC under the applicable laws of the Cayman Islands and the State of Delaware (the “Domestication”), (b) in connection therewith to adopt, upon the Domestication taking effect, the Interim Charter, in the form appended to this proxy statement/prospectus as Annex A, in place of the Current Charter currently registered with the Registrar of Companies of the Cayman Islands and which will remove or amend those provisions of the Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication, and (c) file the Interim Charter with the Secretary of State of Delaware. At the time of the Domestication, simultaneously with the adoption of the Interim Charter, the BAC Board intends to adopt the Proposed Bylaws in the form appended as Annex D to this proxy statement/prospectus. In connection with the Domestication, all outstanding ordinary shares will convert into outstanding shares of common stock of BAC, as the continuing Delaware corporation. The Domestication Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Domestication Proposal.”

Proposal 3 — The Certificate of Incorporation Proposal — To consider and vote upon by special resolution under the Cayman Islands Companies Act a Proposal to replace the Interim Charter with the Proposed Certificate of Incorporation substantially in the form attached to this proxy statement/prospectus as Annex C, to be effective upon the consummation of the Business Combination. The Certificate of Incorporation Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business Combination Proposal or the Domestication Proposal is not approved, then the Certificate of Incorporation Proposal will have no effect, even if approved

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by BAC’s shareholders. The Certificate of Incorporation Proposal is not conditioned on the separate non-binding advisory approval of the Organizational Documents Proposals. The Certificate of Incorporation Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Certificate of Incorporation Proposal.”

Proposals 4(A) – 4(H) — Organizational Documents Proposals — To consider and vote upon eight separate vote upon, on a non-binding advisory basis, Proposals to approve certain governance provisions in the Proposed Certificate of Incorporation, which are separately being presented. These separate votes are not otherwise required by Delaware law separate and apart from the Certificate of Incorporation Proposal. Accordingly, the stockholder votes regarding the Organizational Documents Proposals are advisory votes and are not binding on BAC or BAC’s Board (separate and apart from the approval of the Certificate of Incorporation Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Certificate of Incorporation Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Proposals, BAC intends that the Proposed Certificate of Incorporation will take effect upon the Closing (assuming approval of the Certificate of Incorporation Proposal). The Organizational Documents Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “Organizational Documents Proposals.”

Proposal 5 — Director Election Proposal — To consider and vote on a Proposal by ordinary resolution to elect 8 directors who, upon consummation of the Business Combination, will be the directors of Blade Biotherapeutics. The Director Election Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Director Election Proposal.”

Proposal 6 — Nasdaq Proposal — To consider and vote upon a Proposal by ordinary resolution to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b), (c), and (d), the issuance of (a) shares to the PIPE Investors pursuant to the PIPE Investment, and (b) shares to the Blade stockholders pursuant to the Merger Agreement. The Nasdaq Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Nasdaq Proposal.”

Proposal 7 — Incentive Award Plan Proposal — To consider and vote on a Proposal by ordinary resolution to approve and adopt the Blade Biotherapeutics, Inc. 2022 Incentive Award Plan (the “2022 Plan”) and the material terms thereunder. The BAC Board approved the 2022 Plan, prior to the BAC extraordinary general meeting, subject to shareholder approval at the BAC extraordinary general meeting. A copy of the proposed 2022 Plan is appended to the accompanying proxy statement/prospectus as Annex E. The Incentive Award Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Incentive Award Plan Proposal.”

Proposal 8 — ESPP Proposal — To consider and vote on a Proposal by ordinary resolution to approve and adopt the Blade Biotherapeutics, Inc. 2022 Employee Stock Purchase Plan (the “ESPP”) and the material terms thereunder. The BAC Board approved the ESPP, prior to the BAC extraordinary general meeting, subject to shareholder approval at the BAC extraordinary general meeting. A copy of the proposed ESPP is appended to the accompanying proxy statement/prospectus as Annex F. The ESPP Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “ESPP Proposal.”

Proposal 9 — Adjournment Proposal — To consider and vote upon a Proposal by ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if it is determined by the BAC Board that more time is necessary or appropriate to approve one or more Proposals at the Meeting or if certain conditions under the Merger Agreement are not satisfied or waived. The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Adjournment Proposal.”

Except as noted below, each of the Proposals is interdependent on each other. The Organizational Documents Proposals are conditional upon the Adjournment Proposal is not conditioned on the approval of any other Proposal. If BAC’s shareholders do not approve each of the Proposals submitted at the Meeting, other than the Organizational Documents Proposals, which are advisory in nature, the Business Combination may not be consummated.

Each of the Proposals other than the Domestication Proposal and the Organizational Documents Proposals must be approved by ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the ordinary shares who, being present or by proxy and entitled to vote at the Meeting, vote at the Meeting.

Each of the Domestication Proposal and the Organizational Documents Proposals must be approved by special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present or by proxy and entitled to vote at the Meeting, vote at the Meeting.

Q:    Why is BAC proposing the Domestication?

A:     The BAC Board believes that it would be in the best interests of BAC to effect the Domestication: for example, the Company would owe certain taxes that would be imposed on the Company if the Company were to conduct an operating business in the United States as a foreign corporation following the Business Combination. In addition, the BAC Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Company’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures BAC is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to the Company’s corporate legal affairs.

The Domestication will not occur unless the BAC shareholders have approved the Domestication Proposal and the Business Combination Proposal, and upon the Merger Agreement being in full force and effect prior to the Domestication.

Q:    What is involved with the Domestication?

A:     The Domestication will require BAC to file certain documents in the Cayman Islands and the State of Delaware. At the effective time of the Domestication, BAC will cease to be an exempted company incorporated under the laws of the Cayman Islands and BAC will continue as a Delaware corporation. The Current Charter will be replaced by the Interim Charter and your rights as a shareholder will cease to be governed by the laws of the Cayman Islands and will be governed by Delaware law.

Q:    How will the Domestication affect my BAC securities?

A:     Pursuant to the Domestication and without further action on the part of BAC’s shareholders: (i) each outstanding ordinary share of BAC will convert to one outstanding share of common stock, and (ii) each outstanding warrant to purchase ordinary shares of BAC will convert to a warrant to purchase the same number of shares of common stock.

Q:    What changes are being made to BAC’s Current Charter in connection with the Domestication and to the Interim Charter in connection with the Closing?

A:     In connection with the Domestication and the Merger, BAC will be filing the Interim Charter with the Secretary of State of the State of Delaware, which amends and removes the provisions of the Current Charter that terminate or otherwise become inapplicable because of the Domestication and otherwise provides BAC’s shareholders with the same or substantially the same rights as they have under the Current Charter. Simultaneously with the adoption of the Interim Charter, the BAC Board intends to adopt the Proposed Bylaws.

However, the Proposed Certificate of Incorporation will (1) remove or amend those provisions of the Interim Charter which terminate or otherwise cease to be applicable following the Closing, (2) change the shareholder voting threshold to remove directors for cause, (3) adopt Delaware as the exclusive forum for certain shareholder litigation, (4) change the name of BAC to Blade Biotherapeutics, Inc., and (5) add new provisions which will be applicable following the Closing. For a summary of the differences between the Current Charter and the Proposed Certificate of Incorporation, see the sections entitled “Domestication Proposal,” “Certificate of Incorporation Proposal,” and “Organizational Documents Proposals.”

Q:    What are the material U.S. federal income tax consequences of the Domestication to U.S. Holders of Ordinary Shares?

A:     For a description of the material U.S. federal income tax consequences of the Domestication, see the description in the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to BAC Shareholders.”

Q:    Why is BAC proposing the Business Combination?

A:     BAC was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses, with a focus on the healthcare sector. Since BAC’s organization, the BAC Board has sought to identify suitable candidates in order to effect such a transaction. In its review of Blade, the BAC Board considered a variety of factors weighing positively and negatively in connection with the Business Combination. After careful consideration, the BAC Board has determined that the Business Combination presents a highly attractive business combination opportunity and is in the best interests of BAC and its shareholders. The BAC Board believes that, based on its review and consideration, the Business Combination with Blade presents an opportunity to increase shareholder value. However, there can be no assurance that the anticipated benefits of the Business Combination will be achieved. Shareholder approval of the Business Combination is required by the Merger Agreement and the Current Charter as well as to comply with Nasdaq listing rules.

Q:    What will happen in the Business Combination?

A:     Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, BAC will acquire Blade in a transaction referred to in this proxy statement/prospectus as the Business Combination. At the Closing, among other things, Merger Sub will merge with and into Blade, with Blade continuing as the surviving corporation. As a result of the Merger, at the Closing, Blade Biotherapeutics will own 100% of the outstanding stock of Blade and the Blade security holders will receive the Merger Consideration.

Q:    What will Blade Stockholders receive in the Business Combination?

A:     Subject to the terms of the Merger Agreement and customary adjustments set forth therein, the aggregate consideration to be delivered to Blade security holders in connection with the Business Combination will be a number of shares of common stock of Blade Biotherapeutics with an aggregate value equal to $280,000,000 plus the aggregate amount of the exercise prices for all shares of Blade common stock covered by Blade Awards that are in-the-money as of immediately prior to the effective time of the Merger (assuming no cashless exercise) less the value of certain contingent payments that may become payable to Blade’s current Series C-1 Preferred Stockholders. The number of shares of newly-issued common stock that each Blade Stockholder will receive as a result of the Merger will be determined on the basis of the Exchange Ratio, which will be calculated as of immediately prior to the Effective Time based on the number of shares of Blade Stock outstanding on a fully diluted basis, the aggregate exercise prices of all in-the-money Blade Options, in each case as of immediately prior to the Effective Time.

Pursuant to the Merger Agreement, prior to the Effective Time, holders of all outstanding shares of Blade preferred stock (including the former holders of Blade Convertible Notes that have converted their Blade Convertible Notes into Blade preferred stock prior to the Effective Time) will have exchanged or converted their Blade preferred stock into Blade common stock. At the Closing, the Blade Stockholders will receive the Merger Consideration. Blade Stockholders that have validly exercised appraisal rights pursuant to Section 262 of the DGCL (“Dissenting Stockholders”) with respect to shares of Blade Stock (“Dissenting Shares”) shall not be entitled to receive any portion of the Merger Consideration with respect to the Dissenting Shares, unless and until such Dissenting Stockholder has effectively withdrawn or lost such dissenting stockholder’s appraisal rights under the DGCL.

Q:    What will holders of Blade Options receive in the Business Combination?

A:     Each Blade Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time will be assumed by BAC and converted into the right to receive (A) Blade Biotherapeutics Options exercisable for a number of shares of Blade Biotherapeutics’ common stock equal to (as rounded down to the nearest whole number) the product of (a) the number of shares of Blade common stock subject to such Blade Option immediately prior to the Effective Time and (b) the Exchange Ratio. The Blade Biotherapeutics Options will have a per share exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the per share exercise price applicable to the Blade Option (in U.S. Dollars) as of immediately prior to the Effective Time, divided by (B) the Exchange Ratio. The Blade Biotherapeutics Options will continue to be subject to the same terms and conditions set forth in the 2015 EIP and the applicable Blade Option award agreement as in effect immediately prior to the Effective Time (including, without limitation, the vesting and acceleration provisions therein), except, in each case, that any references therein to Blade or Blade common stock will instead mean Blade Biotherapeutics’ and Blade Biotherapeutics’ common stock, respectively).

Each in-the-money Blade Option shall also be entitled to Earnout RSUs. To receive an Earnout RSU, a holder of an in-the-money Blade Option must remain in continuous service to Blade or its successor through the grant date of the Earnout RSU. Additionally, the Earnout RSUs will be subject to substantially the same service-based vesting conditions and acceleration provisions as applied to the former Blade Option in respect of which such Earnout RSUs are granted; provided that the Earnout RSUs will also be subject to the share-price based vesting and forfeiture conditions contained in the Earnout Terms, in each case as described in and subject to the terms of the Merger Agreement.

Q:    What will holders of Blade Warrants receive in the Business Combination?

A:     All warrants of Blade will be required to be exercised in full on a cash or cashless basis or terminated without exercise, as applicable and in accordance with their respective terms prior to the Closing.

Q:    Will BAC obtain new financing in connection with the Business Combination?

A:     Yes. Simultaneously with the execution of the Merger Agreement, BAC and Blade entered into subscription agreements with certain investors (the “PIPE Investors”) for an aggregate of $24,300,000 for 2,430,000 shares of Blade Biotherapeutics’ common stock at a price of $10.00 per share in a private investment in BAC to be consummated simultaneously with the closing of the Transactions (the “PIPE Investment”). The PIPE Investors include certain existing Blade stockholders. During the Interim Period, BAC may, but is not obligated to, enter into additional subscription agreements with other PIPE Investors, in the event that any such additional subscription agreements contains terms less favorable to BAC or to Blade than the terms of existing subscription agreements with PIPE Investors).

Consummation of the PIPE Investment is conditioned on the concurrent Closing and other customary closing conditions. Each PIPE Investor agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Trust account held for the Public Shareholders, and agreed not to, and waived any right to, make any claim against the Trust account (including any distributions therefrom).

In addition, in May 2022, BAC entered into the Cantor Purchase Agreement with CFPI relating to a committed equity facility (the “Facility”). Pursuant to the Cantor Purchase Agreement, Blade Biotherapeutics will have the right from time to time at its option following closing of the Business Combination to sell to CFPI up to $75 million of Blade Biotherapeutics’s common stock subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement. As a commitment fee for Cantor’s services under the Cantor Purchase Agreement, Blade Biotherapeutics will issue to Cantor a number of shares of Blade Biotherapeutics common stock equal to the quotient of $2,250,000 divided by the last closing trade price for the Common Stock on Nasdaq for a share of Blade Biotherapeutics’s common stock on the earlier of (i) the second trading day immediately prior to the filing of a resale registration statement with respect to the shares of Blade Biotherapeutics’s common stock to be sold under the Facility and (ii) the date on which Cantor sends an invoice to Blade Biotherapeutics with respect to such commitment fee.

Q:    Did the BAC Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     Yes, BAC’s Board obtained a fairness opinion from Vantage Point. For a description of the opinion issued by Vantage Point to the Board, please see “The Business Combination Proposal — Opinion of Vantage Point.”

Q:    What equity stake will current BAC Shareholders, the Sponsor, and the Blade Stockholders hold in the Company immediately after the completion of the Business Combination?

A:     Upon the completion of the Merger (assuming, among other things, that no public shareholders exercise redemption rights with respect to their public shares upon completion of the Business Combination and the other assumptions described under the section entitled “Summary of the Proxy Statement/Prospectus — Ownership of Blade Biotherapeutics following Business Combination”), public shareholders will own approximately 42% of the outstanding shares of Blade Biotherapeutics, the Sponsor will own approximately 8% of the outstanding shares of Blade Biotherapeutics, the Blade Stockholders will own approximately 45% of the outstanding shares of Blade Biotherapeutics and approximately 4% of the outstanding shares of Blade Biotherapeutics will be held by the PIPE Investors.

If any of the public shareholders exercise their redemption rights, the percentage of Blade Biotherapeutics’ outstanding common stock held by the public shareholders will decrease and the percentages of Blade Biotherapeutics’ outstanding common stock held by the Sponsor and by the Blade Stockholders will increase, in each case relative to the percentage held if none of the public shares are redeemed.

If any of the public shareholders redeem their public shares at Closing in accordance with the Current Charter but continue to hold public warrants after the Closing, the aggregate value of the public warrants that may be retained by them, based on the closing trading price per public warrant as of April 29, 2022, would be approximately $3 million regardless of the amount of redemptions by the public shareholders. Upon the issuance of common stock in connection with the Business Combination, the percentage ownership of Blade Biotherapeutics by public shareholders who do not redeem their public shares will be diluted. Public shareholders that do not redeem their public shares in connection with the Business Combination will experience further dilution upon the exercise of public warrants that are retained after the Closing by redeeming public shareholders. The percentage of the total number of outstanding shares of common stock that will be owned by public shareholders as a group will vary based on the number of public shares for which the holders thereof request redemption in connection with the Business Combination.

The following table illustrates varying beneficial ownership levels in Blade Biotherapeutics, as well as possible sources and extents of dilution for non-redeeming public shareholders, assuming no redemptions by public shareholders, 10% redemption by public shareholders, 50% redemption by public shareholders, 75% redemption by public shareholders and the redemption to arrive to the $75 million cash condition by public shareholders:

	No Redemptions(1)%		10% Redemption(2)%		50% Redemption(3)%		75% Redemption(4)%		Redemption to $75 Million Cash Minimum(5)%
Blade Stockholders	24,457,838	45%	24,457,838	47%	24,457,838	57%	24,457,838	66%	24,457,838	67%
BAC’s public stockholders	23,000,000	42%	20,700,000	40%	11,500,000	27%	5,750,000	15%	5,058,735	14%
Founder Shares(6)	4,600,000	8%	4,600,000	9%	4,600,000	11%	4,600,000	12%	4,600,000	13%
PIPE investors(7)	2,430,000	4%	2,430,000	5%	2,430,000	6%	2,430,000	7%	2,430,000	7%
Pro forma Combined Company Common Stock at April 15, 2022	54,487,838	100%	52,187,838	100%	42,987,838	100%	37,237,838	100%	36,546,573	100%
Potential sources of dilution:
Public Warrants	11,500,000	21%	11,500,000	22%	11,500,000	27%	11,500,000	31%	11,500,000	31%
Private Warrants	6,000,000	11%	6,000,000	12%	6,000,000	14%	6,000,000	16%	6,000,000	16%
Blade options	3,232,235	6%	3,232,235	6%	3,232,235	8%	3,232,235	9%	3,232,235	9%
ATXCo Earnout	1,151,435	2%	1,151,435	2%	1,151,435	3%	1,151,435	3%	1,151,435	3%
Earnout RSUs(8)	4,650,000	9%	4,650,000	9%	3,500,000	8%	3,500,000	9%	3,500,000	10%

____________

(1)     Assumes that no public shares are redeemed and excludes potential dilution from public warrants and Private Placement Warrants.

(2)     Assumes that 2,300,000 public shares are redeemed for aggregate redemption payments of $23,000,000, assuming a $10.00 per share Redemption Price and based on funds in the Trust account and working capital available to BAC outside of the Trust account as of April 15, 2022. The Merger Agreement includes a condition to the Closing, waivable by Blade and the Designated Stockholders (as defined in the Merger Agreement), that, at the Closing, BAC have cash or cash equivalents, including funds remaining in the trust account (after giving effect to the completion and payment any redemptions) and the proceeds of any PIPE Investment, prior to giving effect to the payment of BAC’s unpaid transaction expenses or liabilities, at least equal to $75,000,000.

(3)     Assumes that 11,500,000 public shares are redeemed for aggregate redemption payments of $115,000,000, assuming a $10.00 per share Redemption Price and based on funds in the trust account and working capital available to BAC outside of the trust account as of April 15, 2022. The Merger Agreement includes a condition to the Closing, waivable by Blade and the Designated Stockholders (as defined in the Merger Agreement), that, at the Closing, BAC have cash or cash equivalents, including funds remaining in the Trust account (after giving effect to the completion and payment any Redemptions) and the proceeds of any PIPE Investment, prior to giving effect to the payment of BAC’s unpaid transaction expenses or liabilities, at least equal to $75,000,000.

(4)     Assumes that 17,250,000 public shares are redeemed for aggregate redemption payments of $172,500,000 assuming a $10.00 per share Redemption Price and based on funds in the trust account and working capital available to BAC outside of the trust account as of April 15, 2022. The Merger Agreement includes a condition to the Closing, waivable by Blade and the Designated Stockholders (as defined in the Merger Agreement), that, at the Closing, BAC have cash or cash equivalents, including funds remaining in the Trust account (after giving effect to the completion and payment any Redemptions) and the proceeds of any PIPE Investment, prior to giving effect to the payment of BAC’s unpaid transaction expenses or liabilities, at least equal to $75,000,000.

(5)     Assumes that 17,941,265 public shares are redeemed for aggregate redemption payments of $179,300,000 assuming a $10.00 per share Redemption Price and based on funds in the trust account and working capital available to BAC outside of the trust account as of April 15, 2022. The Merger Agreement includes a condition to the Closing, waivable by Blade and the Designated Stockholders (as defined in the Merger Agreement), that, at the Closing, BAC have cash or cash equivalents, including funds remaining in the Trust account (after giving effect to the completion and payment any Redemptions) and the proceeds of any PIPE Investment, prior to giving effect to the payment of BAC’s unpaid transaction expenses or liabilities, at least equal to $75,000,000.

(6)     Amount excludes 1,150,000 BAC Class B ordinary shares issued to BAC Sponsor that are subject to forfeiture upon certain triggering events (the “Founder Earnout Shares”). Under the No Redemption Scenario, none of the Founder Earnout Shares will be forfeited based on the triggering events upon closing of the Merger; however, such Founder Shares will be placed in escrow upon completion of the Merger and subject to forfeiture unless certain conditions are met.

(7)     Assumes the PIPE Investment is consummated in accordance with its terms for $10.00 per share, with 2,430,000 shares of common stock issued to the PIPE Investors.

(8)     If more than 50% of Class A ordinary shares are redeemed, 100% of the Sponsor Earnout Shares will be forfeited.

The following table illustrates the effective Cantor Transaction Fee on a percentage basis for Public Shares at each redemption level identified below.

(in thousands, except share amounts)	No Redemptions	10% Redemption	50% Redemption	75% Redemption	Redemption to $75 Million Cash Minimum
Unredeemed public shares	23,000,000	20,700,000	11,500,000	5,750,000	5,058,735
Trust proceeds to Blade	$230,000,000	$207,000,000	$115,000,000	$57,500,000	$50,700,000
Cantor Transaction Fee(%)	3.76%	4.1%	7.5%	15%	17.1%

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Summary of the Proxy Statement/Prospectus — Ownership of Blade Biotherapeutics following Business Combination.” Should one or more of the assumptions prove incorrect, actual beneficial ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.

Q:    What interests do BAC’s initial shareholders, Sponsor, current officers, directors and advisors have in the Business Combination?

A:     In considering the recommendation of the BAC Board to vote in favor of the Business Combination, public shareholders should be aware that BAC’s initial shareholders, directors, officers and advisors have interests in the Business Combination that are different from, or in addition to, those of BAC’s public shareholders. These interests of BAC’s initial shareholders, directors, officers and advisors may persuade them to support the completion of a Business Combination with a less favorable target company or on terms less favorable to public shareholders, rather than conduct a liquidation. BAC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination and deciding to recommend to BAC’s shareholders that they approve the Business Combination. Public shareholders should take these interests into account in deciding whether to approve the Business Combination and whether to redeem their shares. These interests include:

•       the fact that the Sponsor paid an aggregate of $25,000 (approximately $0.004 per share) for the Founder Shares (5,750,000 ordinary shares), which will have a significantly higher value at the time of the Business Combination, if it is consummated, and, based on the closing trading price of ordinary shares on April 8, 2022, which was $9.85, would have an aggregate value of $56,637,500. If BAC does not consummate the Business Combination or another initial business combination by January 28, 2023, and BAC is therefore required to be liquidated, these shares would be worthless, because Founder Shares are not entitled to participate in any redemption or liquidation of the trust account. Moreover, based on the difference of $9.996 between the purchase price that the Sponsor paid for the Founder Shares, compared to the purchase price of $10.00 per unit sold in the Initial Public Offering, the Sponsor may earn a positive rate of return even if the share price of Blade Biotherapeutics after the Closing falls below the price initially paid for the units in the Initial Public Offering and the public shareholders experience a negative rate of return following the Closing of the Business Combination;

•       the fact that the private placement warrants purchased by the Sponsor will be worthless if BAC does not consummate a business combination. Based on the closing trading price of public warrants on April 8, 2022, the aggregate value of the 6,000,000 private placement warrants purchased by the Sponsor would be $1,560,000;

•        the fact that if the trust account is liquidated, including in the event BAC is unable to complete an initial business combination by January 28, 2023, the Sponsor has agreed to indemnify BAC to the extent necessary to preserve the Funds in the trust account, provided that such obligation shall only apply to the extent claims for services rendered or contracted for or products sold to BAC reduce the amount of funds in the trust account to below $10.00 per public share, excluding any such claims by a person who executed a waiver of any and all rights to seek access to the trust account and excluding any such claims under BAC’s indemnity of the underwriters of its Initial Public Offering against certain liabilities, including liabilities under the Securities Act;

•        the fact that the Sponsor waived its rights to receive distributions from the trust account with respect to the Founder Shares upon BAC’s liquidation if BAC is unable to consummate its initial business combination;

•        the fact that, in exchange for serving on BAC’s board of directors, and for no additional consideration, each of BAC’s independent directors (Mr. Bernard, Mr. Kim and Mr. Montanari) received a noncontrolling membership interest in the Sponsor pursuant to which such director will receive 25,000 of the Sponsor’s Founder Shares upon the consummation of the Business Combination or another initial business combination. Based on the closing trading price of ordinary shares on April 8, 2022, which was $9.85, the value of such Founder Shares would be $246,250;

•        the fact that, in exchange for serving in his capacity at BAC, and for no additional consideration, Mr. Thomas Fratacci (Chief Financial Officer) received a noncontrolling membership interest in the Sponsor pursuant to which he will receive 10,000 of the Sponsor’s Founder Shares upon the consummation of the Business Combination or another initial business combination. Based on the closing trading price of ordinary shares on April 8, 2022, which was $9.85, the value of such Founder Shares would be $98,500;

•        the fact that Mr. Albert Hummel (Chief Investment Officer and Director) made a personal investment in the Sponsor in the amount of $668,202 and received in return noncontrolling membership interests in the Sponsor pursuant to which he will receive 606,111 of the Sponsor’s Founder Shares and 668,202 of the Sponsor’s private placement warrants upon the consummation of the Business Combination or another initial business combination. Based on the closing trading prices of ordinary shares and warrants, respectively, on April 8, 2022, which were $9.85 and $0.26, respectively, the value of such Founder Shares would be $5,970,193.35 and the value of such private placement warrants would be $173,732.52;

•        the fact that, in the case of each of the directors and executive officers referred to above, if BAC does not consummate the Business Combination or another initial business combination by January 28, 2023, and BAC is therefore required to be liquidated, the Founder Shares and Private Placement Warrants referred to would be worthless. Moreover, based on the difference in the purchase price of such Founder Shares, compared to the purchase price of $10.00 per unit sold in the Initial Public Offering, each such director and officer may earn a positive rate of return even if the share price of Blade Biotherapeutics after the Closing falls below the price initially paid for the units in the Initial Public Offering and the public shareholders experience a negative rate of return following the Closing of the Business Combination;

•       the fact that Dr. Michael Shleifer, BAC’s Chairman and Chief Executive Officer, is anticipated to serve as a director of Blade Biotherapeutics if the Business Combination is consummated, for which service he would expect to be compensated, although the amount of compensation for Blade Biotherapeutics directors has not yet been determined. Dr. Shleifer’s compensation shall be determined by the Blade Biotherapeutics’ board of directors, based on compensation data provided by an independent compensation advisor (presenting data reported by peer companies in the biotech industry with similar market capitalization to Blade Biotherapeutics). The annual base cash compensation is expected to be in the $35,000 to $40,000 range;

•        the fact that, if BAC’s officers or directors or affiliates of BAC incur out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination, they would be reimbursed by BAC for such expenses only if the Business Combination or another initial business combination is consummated. As of April 30, 2022, no directors, officers or affiliates of BAC have incurred any expenses for which they expect to be reimbursed at the Closing and no such expenses are expected to be incurred in the future;

•        the fact that, pursuant to the Underwriting Agreement entered into by BAC and Cantor in connection with the Initial Public Offering, upon consummation of the Business Combination, deferred underwriting commissions equal to 3.5% of the $200,000,000 gross proceeds received by BAC in the base Initial Public Offering and 5.5% of the $30,000,000 gross proceeds received by BAC in connection with the full exercise of the underwriters’ over-allotment option in the Initial Public Offering (the “Cantor Deferred Underwriting Fee”), will be payable to Cantor. Accordingly, Cantor has an interest in BAC completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Cantor will not receive the Cantor Deferred Underwriting Fee;

•        the fact that, pursuant to the Cantor Engagement Letter, Cantor will be paid a fee (the “Cantor Transaction Fee”) at and contingent upon the Closing. Additionally, pursuant to the Cantor Engagement Letter, at the Closing, Cantor will be reimbursed for reasonable out-of-pocket costs and expenses not to exceed $50,000 (including fees and disbursements to legal counsel). Accordingly, Cantor has an interest in BAC completing the Business Combination because, if the Business Combination or another business combination is not consummated, Cantor will not receive the Cantor Transaction Fee and Cantor will not be reimbursed for expenses pursuant to the Cantor Engagement Letter; and

•        the fact that, pursuant to the Cantor and Barclays Engagement Letter, Cantor and Barclays will be paid an aggregate placement fee of up to 5% of the gross proceeds to BAC from the PIPE Investment (excluding proceeds from PIPE Investors that were Blade Stockholders as of the date they entered into Subscription Agreements, for which Cantor and Barclays would be paid a placement fee of only 3%). Accordingly, Cantor and Barclays have an interest in BAC completing the PIPE Investment and the Business Combination because, if the PIPE Investment is not consummated, Cantor and Barclays will not receive the placement fee.

Please also see the sections “Proposal 2: The Business Combination Proposal — Interests of BAC’s Directors and Officers and Others in the Business Combination,” “Certain Other Benefits in the Business Combination,” “Certain Relationships and Related Party Transactions” and “Beneficial Ownership of Securities” for more information on the interests and relationships of BAC’s initial shareholders, Sponsor, BAC’s current officers and directors, BAC’s advisors and Blade in the Business Combination.

Q:    What happens to the funds deposited in the trust account after consummation of the Business Combination?

A:     After completion of the Business Combination, the funds in the trust account will be used to pay holders of the public shares who exercise redemption rights and, after paying those redemptions, the remainder along with additional funds expected to be raised in connection with the Business Combination will be used to pay transaction expenses incurred in connection with the Business Combination, including fees payable by BAC to Cantor and Barclays, and to pay any other expenses and liabilities incurred by BAC in the ordinary course of its business. As of April 30, 2022, there were investments and cash held in the trust account of approximately $230,086,997. These funds will not be released until the earlier of the completion of the Business Combination or the Redemption of the public shares if BAC is unable to complete a Business Combination by January 28, 2023.

Q:    What happens if a substantial number of BAC’s public shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:     BAC’s public shareholders may vote in favor of the Business Combination and still exercise their redemption rights, provided that BAC, after payment of all such redemptions and the PIPE Investment, has at least $5,000,001 in net tangible assets upon the Closing. The Business Combination may be completed even though the funds available from the trust account and the number of public shareholders are substantially reduced as a result of redemptions by Public Shareholders.

It is a condition, which may be waived by Blade and the Designated Stockholders (as defined in the Merger Agreement), that BAC shall have, at the Closing, at least $75,000,000 in cash or cash equivalents, including funds remaining in the trust account (after giving effect to the completion and payment of any redemptions) and the proceeds of any PIPE Investment, prior to paying any of BAC’s expenses and liabilities due at the Closing. If the Business Combination is completed notwithstanding redemptions, Blade Biotherapeutics will have fewer public shares and public shareholders, the trading market for Blade Biotherapeutics’ securities may be less liquid and Blade Biotherapeutics may not be able to meet the minimum listing standards for a national securities exchange. Furthermore, the funds available from the trust account for working capital purposes of Blade Biotherapeutics after the Business Combination may not be sufficient for its future operations or any future potential acquisitions Blade Biotherapeutics may pursue and may not allow Blade Biotherapeutics to reduce its indebtedness and/or pursue its strategy for growth. In the event that the Minimum Cash Condition is not met or otherwise waived, then BAC may not complete the Business Combination with Blade and will have limited time to seek another acquisition target.

Q:    What conditions must be satisfied to complete the Business Combination?

A:     Unless waived by the parties to the Merger Agreement, and subject to applicable law, the consummation of the Business Combination is subject to a number of conditions set forth in the Merger Agreement including, among other things, receipt of the approval of the shareholders of BAC and the approval of the Blade Stockholders; expiration of any applicable waiting period under any antitrust laws; receipt of requisite consents from governmental authorities to consummate the Business Combination, the absence of any law or order that would prohibit the consummation of the Business Consummation; upon the Closing, after giving effect to the completion of the redemption and PIPE Investment, BAC having net tangible assets of at least $5,000,001; the members of the board of directors of Blade Biotherapeutics shall have been appointed or appointed as of the Closing; and the effectiveness of the Registration Statement. In addition, unless waived by BAC, and subject to applicable law, the consummation of the Business Combination is subject to conditions which include, but are not limited to, there being no Company Material Adverse Effect (as that term is used in the Merger Agreement) on Blade. Further, unless waived by Blade and the Designated Stockholders (as defined in the Merger Agreement), and subject to applicable law, the consummation of the Business Combination is subject to conditions which include, but are not limited to, that upon the Closing, after giving effect to completion and payment of the redemption, if any, BAC shall have cash or cash equivalents equal to at least $75,000,000. Unless waived, if any of these conditions are not satisfied, the Business Combination may not be consummated. For a further discussion of conditions to consummating the Business Combination, please see “Proposal 2: Business Combination Proposal.”

Q:    What happens if the Minimum Cash Condition is not met?

A:     If such condition is not met, and such condition is not waived under the terms of the Merger Agreement, then the Merger Agreement would be terminated and the proposed Business Combination would not be consummated. In the event that the Minimum Cash Condition is not met or waived, then BAC would not complete the Business Combination with Blade and will have limited time in which to seek another acquisition target. This condition would not be met in the event that 78.01% of the public shares are redeemed in connection with the Closing. If such condition is waived and the Business Combination is consummated with less than the Minimum Available Cash Amount, the cash held by Blade Biotherapeutics and its subsidiaries following the Closing may not be sufficient to allow Blade Biotherapeutics to operate and pay Blade Biotherapeutics’ bills as they become due. It is BAC’s understanding that Blade and its Designated Stockholders do not intend to waive the Minimum Cash Condition. In the event that Blade and its Designated Stockholders do not waive the Minimum Cash Condition, BAC may seek to obtain additional financing to meet the Minimum Cash Condition. In the event that BAC obtains additional financing, BAC would communicate the terms of any such additional financing pursuant to the disclosure requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, including as applicable filing an amendment to this Registration Statement, filing a supplement to the proxy statement/prospectus and filing a Current Report on Form 8-K. BAC would also issue a press release, However, there can be no assurance that BAC would be able to raise any additional funds, and a failure to do so would result in a termination of the Merger Agreement and the proposed Business Combination would not be consummated. Furthermore, as provided in the Cayman Constitutional Documents, in no event will BAC redeem its public shares in an amount that would cause BAC’s net tangible assets to be less than $5,000,001. If such condition were not met, then the Merger Agreement could be terminated and the proposed Business Combination would not be consummated.

Q:    What happens if the Business Combination is not consummated?

A:     If BAC is not able to complete the Business Combination or another initial business combination by January 28, 2023, BAC will cease all operations except for the purpose of winding up and redeeming its public shares and liquidating the trust account, in which case BAC’s public shareholders may only receive the amount in the trust account as of the applicable Redemption Date, less up to $100,000 of interest to pay dissolution expenses and net of taxes payable, which would be only approximately $10.00 per share, based on the amount held in the trust account as of April 30, 2022, and BAC’s warrants will expire worthless. In addition, the Cantor Transaction Fee, the Cantor Deferred Underwriting Fee, and the placement fees (under the Cantor and Barclays Engagement Letters which would be otherwise payable to Barclays and Cantor if the Business Combination is consummated) would not be paid if the Business Combination is not consummated (or, in the case of Cantor, if no business combination is consummated). These fees are discussed in greater detail in the section entitled “Background to the Business Combination — Description of discovery and negotiation process with Blade.”

Q:    When do you expect the Business Combination to be completed?

A:     It is currently anticipated that the Business Combination will be consummated as soon as practicable following the Meeting, which is set for June 1, 2022; however, (i) such meeting could be adjourned if the Adjournment Proposal is adopted by BAC’s shareholders at the Meeting and the BAC Board elects to adjourn the Meeting to a later date or dates to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, any of Proposals has not been approved or if certain conditions under the Merger Agreement are not satisfied or waived, and (ii) the Closing will not occur until all conditions set forth in the Merger Agreement are satisfied or waived. For a description of the conditions for the completion of the Business Combination, see “Proposal 2: The Business Combination Proposal — The Merger Agreement — Conditions to Closing.”

Q:    What material negative factors did the BAC Board consider in connection with the Business Combination?

A:     Among the material negative factors that the BAC Board considered in its evaluation of the Business Combination were the risk that the potential Business Combination may not be fully achieved or that the Business Combination may not be consummated; the risk of Blade not achieving its planned growth initiatives and the risk that the potential benefits of the Business Combination may not be fully realized. These factors are discussed in greater detail in the section entitled “Proposal 2: The Business Combination Proposal — BAC Board’s Reasons for the Approval of the Business Combination,” as well as in the section entitled “Risk Factors — Risks Relating to BAC and the Business Combination.”

Q:    Do I have redemption rights?

A:     Pursuant to the Current Charter, BAC’s public shareholders may request that BAC redeem all or a portion of their public shares if the Business Combination is consummated, subject to certain limitations, for cash equal to the applicable redemption price; provided, however, that BAC may not redeem such shares to the extent that such redemption would result in BAC having net tangible assets (as determined under the Exchange Act) of less than $5,000,001 upon the completion of the Business Combination.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(a)    hold public shares or hold public shares through units and you elect to separate your units into the underlying public shares and warrants prior to exercising your redemption rights with respect to the public shares; and

(b)    prior to 5 p.m., Eastern Time, on May 27, 2022 (two business days prior to the vote at the Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, BAC’s transfer agent, that BAC redeem your public shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so.

Public shareholders may seek to have their shares redeemed regardless of (i) whether or not they vote on any of the Proposals, (ii) if they vote, whether they vote for or against the Business Combination, and (iii) whether or not they were holders of BAC ordinary shares as of the Record Date or acquired their shares after the Record Date.

The redemptions will be effectuated in accordance with the Current Charter and Cayman Islands Companies Act. Any public shareholder who holds ordinary shares of BAC on or before May 27, 2022 (two (2) business days before the Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the trust account, including any interest earned on the Trust Amount not previously released to BAC (net of taxes payable), calculated as of two business days prior to the completion of the Business Combination, provided that such public shareholders follow the procedures provided for exercising such redemption set forth in the Current Charter, as described below, by such date. However, the proceeds held in the trust account could be subject to claims that could take priority over those of public shareholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal and whether such holders are holders of BAC ordinary shares as of the Record Date. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. A public shareholder will be entitled to receive cash for these shares only if the Business Combination is completed. Holders of warrants will not have redemption rights.

Further, each public shareholder, together with any affiliate or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to 15% or more of the public shares. Accordingly, any shares held by a public Shareholder or “group” in excess of such 15% cap will not be redeemed by BAC. Any public shareholder who holds less than 15% of the public shares may have all of the public shares held by him or her redeemed for cash.

If a public shareholder has exercised its redemption rights with respect to public shares, but the Business Combination is not completed, the redemptions will be canceled and the tendered shares will be returned to the relevant public shareholders as appropriate.

Q:    How do I exercise my redemption rights?

A:     Pursuant to the Current Charter, a public shareholder may request that BAC redeem all or a portion of its public shares for cash if the Business Combination is consummated, subject to certain limitations, for cash equal to the applicable Redemption Price; provided, however, that BAC may not redeem such shares to the extent that such redemption would result in BAC having net tangible assets (as determined under the Exchange Act) of less than $5,000,001 upon the completion of the Business Combination.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(a)    hold public shares or hold public shares through units and you elect to separate your units into the underlying public shares and warrants prior to exercising your redemption rights with respect to the public shares; and

(b)    prior to 5:00 p.m., Eastern Time, on May 27, 2022 (two business days prior to the vote at the Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, BAC’s transfer agent, that BAC redeem your public shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

Holders of units must elect to separate the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so.

Any corrected or modified written demand of redemption rights must be received by the Transfer Agent prior to 5:00 p.m., Eastern Time, on May 27, 2022 (two business days prior to the vote at the Meeting), No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the transfer agent prior to 5:00 p.m., Eastern Time, on May 27, 2022 (two business days prior to the vote at the Meeting), Public shareholders may elect to redeem all or a portion of their public shares regardless of whether they vote for or against the Business Combination Proposal. Any request to redeem public shares, once made, may not be withdrawn once submitted to BAC unless BAC permits the withdrawal of such redemption request (which it may do in whole or in part). A BAC shareholder can make such request by contacting the Transfer Agent at the address or email address listed in the accompanying proxy statement/prospectus. BAC will be required to honor such request only if made prior to the Closing. You may make such request by contacting BAC’s transfer agent at the phone number or address listed at the end of this section.

Public shareholders seeking to exercise their redemption rights and opting to deliver physical certificates and other redemption forms should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is BAC’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, BAC does not have any control over this process and it may take longer than two weeks. Public shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

If a public shareholder properly demands redemption as described above, then, if the Business Combination is completed, BAC will redeem the shares subject to the redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption rights, then you will be exchanging your BAC shares for cash and will no longer own these shares following the Business Combination.

If you are a public shareholder and you exercise your redemption rights, it will not result in either the exercise or loss of any BAC warrants. Your BAC warrants will continue to be outstanding following a redemption of your public shares and will become exercisable in connection with the completion of the Business Combination

If you intend to seek redemption of your public shares, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to BAC’s transfer agent prior to the meeting, as described in this proxy statement/prospectus. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

Q:    Will how I vote on the Business Combination Proposal affect my ability to exercise redemption rights?

A:     No. If you have redemption rights, you may exercise your redemption rights irrespective of whether you vote your ordinary shares for or against the Business Combination Proposal or any other Proposal described in this proxy statement/prospectus.

Q:    If I am a holder of units, can I exercise redemption rights with respect to my units?

A:     No. Holders of outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact the transfer agent directly and instruct them to do so. If you fail to cause your units to be separated into public shares and public warrants and deliver such public shares to the transfer agent by 5:00 p.m., Eastern Time, on May 27, 2022 (two business days prior to the vote at the Meeting), you will not be able to exercise your redemption rights with respect to your public shares.

Q:    What are the material U.S. federal income tax consequences to U.S. Holders that exercise their redemption rights?

A:     For a description of the material U.S. federal income tax consequences to U.S. Holders that exercise their redemption rights, see the description in the section entitled “Proposal 2: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences to Redemption — Tax Consequences to U.S. Holders that Elect to Have Their Ordinary Shares Converted for Cash.”

Q:    Do I have appraisal rights in connection with the proposed Business Combination?

A:     Shareholders of BAC do not have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Law or under the DGCL.

Q:    What do I need to do now?

A:     BAC urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a BAC shareholder. Public shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:    How do I vote?

A:     The Meeting will be held via live webcast at 10:00 a.m., Eastern Time, on June 1, 2022. For the purposes of the Current Charter, the physical place of the meeting will be 1345 Avenue of the Americas, 11th Floor, New York, NY 10105. The Meeting can be accessed by visiting

https://www.cstproxy.com/biotechacquisition/2022, where you will be able to listen to the Meeting live and vote during the Meeting. You will be able to attend the Meeting live and vote during the Meeting at 1345 Avenue of the Americas, 11th Floor, New York, NY 10105.

If you are a holder of record of BAC ordinary shares on the record date, you may vote at the Meeting or by submitting a proxy for the Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote, obtain a proxy from your broker, bank or nominee.

Any proxy may be revoked by the person giving it at any time before the polls close at the Meeting. A proxy may be revoked by filing with BAC’s Chief Financial Officer (Biotech Acquisition Company, 545 West 25th Street, 20th Floor, New York, NY 10001) either (i) a written notice of revocation bearing a date later than the date of such proxy, (ii) a subsequent proxy relating to the same shares, or (iii) by attending the Meeting and voting online.

Simply attending the Meeting will not constitute revocation of your proxy. If your shares are held in the name of a broker or other nominee who is the record holder, you must follow the instructions of your broker or other nominee to revoke a previously given proxy.

Q:    If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent.

As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular Proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that Proposal.

This is called a “broker non-vote.” Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the Proposals.

For the Proposals in this proxy statement/prospectus, your broker will not have the discretionary authority to vote your shares. Accordingly, your bank, broker, or other nominee can vote your shares at the Meeting only if you provide instructions on how to vote. You should instruct your broker to vote your shares as soon as possible in accordance with directions you provide.

Q:    When and where will the Meeting be held?

A:     The Meeting will be held via live webcast at 10:00 am, Eastern Time, on June 1, 2022, unless the Meeting is adjourned.

For the purposes of the Current Charter, the physical place of the meeting will be 1345 Avenue of the Americas, 11th Floor, New York, NY 10105.

The Meeting can be accessed by visiting https://www.cstproxy.com/biotechacquisition/2022 where you will be able to listen to the Meeting live and vote during the Meeting.

Q:    How do I register and attend the virtual Meeting?

A:     As a registered shareholder, you received a Proxy Card from Continental Stock Transfer. The form contains instructions on how to attend the Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental Stock Transfer at the phone number or e-mail address below. Continental Stock Transfer support contact information is as follows: +1 917-262-2372, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting May 24, 2022 at 9:00 a.m. Eastern Time. Enter the URL address into your browser https://www.cstproxy.com/biotechacquisition/2022, enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

Beneficial owners, or investors who own their investments through a bank or broker, will need to contact the transfer agent to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote the transfer agent will issue you a guest control number with proof of ownership. Either way you must contact the transfer agent for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen to the meeting by dialing +1 800-450-7155 (toll-free), outside the U.S. and Canada +1 857-999-9155 (standard rates apply) when prompted enter the pin number 1656707#. This phone number is listen only, you will not be able to vote or enter questions during the meeting.

Q:    Who is entitled to vote at the Meeting?

A:     BAC has fixed March 28, 2022 as the Record Date. If you were a public shareholder at the close of business on the Record Date, you are entitled to vote on matters that come before the Meeting. However, a public shareholder may only vote his or her shares if he or she is present in person (which would include presence at the virtual Meeting) or is represented by proxy at the Meeting.

Q:    How many votes do I have?

A:     Public shareholders are entitled to one vote at the Meeting for each ordinary share held of record as of the Record Date. As of the close of business on the Record Date, there were outstanding 28,750,000 ordinary shares.

Q:    What constitutes a quorum?

A:     The holders of a majority of the issued and outstanding ordinary shares of BAC being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence at the virtual Meeting) shall constitute a quorum. In the absence of a quorum, the meeting may be adjourned in accordance with the terms of the Current Charter.

As of the Record Date for the Meeting, 14,375,001 ordinary shares would be required to achieve a quorum.

Q:    What vote is required to approve each Proposal at the Meeting?

A:     The following votes are required for each Proposal at the Meeting:

•        Business Combination Proposal:    The Business Combination Proposal must be approved by an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the ordinary shares who, being present or by proxy and entitled to vote at the Meeting, vote at the Meeting.

•       Domestication Proposal:    The Domestication Proposal must be approved by a special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds of the holders of ordinary shares who, being present in person or by proxy and entitled to vote at the Meeting, vote at the Meeting.

•       Certificate of Incorporation Proposal:    The Certificate of Incorporation Proposal must be approved by a special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds of the holders of ordinary shares who, being present or by proxy and entitled to vote at the Meeting, vote at the Meeting.

•        Organizational Documents Proposals:    The Organizational Documents Proposals, each of which is a non-binding advisory vote, must be approved by an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the ordinary shares who, being present or by proxy and entitled to vote at the Meeting, vote at the Meeting.

•        Director Election Proposal:    The Director Election Proposal must be approved by an ordinary resolution under the Cayman Islands Companies Act being the affirmative vote of the holders of a majority of the ordinary shares who, being present or by proxy and entitled to vote at the Meeting vote at the Meeting.

•        Nasdaq Proposal:    The Nasdaq Proposal must be approved by an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the ordinary shares who, being present or by proxy and entitled to vote at the Meeting, vote at the Meeting.

•        Incentive Award Plan Proposal:    The Incentive Award Plan Proposal must be approved by an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the ordinary shares who, being present or by proxy and entitled to vote at the Meeting, vote at the Meeting.

•        ESPP Proposal:    The ESPP must be approved by an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the ordinary shares who, being present or by proxy and entitled to vote at the Meeting, vote at the Meeting.

•        Adjournment Proposal:    The Adjournment Proposal, if presented, must be approved by ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the ordinary shares who, being present or by proxy and entitled to vote at the Meeting, vote at the Meeting.

Q:    What are the recommendations of the Board?

A:     The BAC Board believes that the Business Combination Proposal and the other Proposals to be presented at the Meeting are in the best interest of BAC and its shareholders and recommends that BAC’s shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, ”FOR” the Certificate of Incorporation Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” each of the director nominees set forth in the Director Election Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the ESPP Proposal and, if presented at the Meeting, “FOR” the Adjournment Proposal.

The existence of financial and personal interests of BAC’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of BAC and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the Proposals. These conflicts of interest include, among other things, that if BAC does not consummate an initial business combination by January 28, 2023, BAC may be forced to liquidate and the Founder Shares held by BAC’s officers, directors and the Sponsor, which is affiliated with certain of BAC’s officers, and the 6,000,000 Private Warrants purchased by the Sponsor would be worthless. See the sections entitled “Proposal 2: The Business Combination Proposal — Interests of BAC’s Directors and Officers and Others in the Business Combination” and “Beneficial Ownership of Securities” for more information.

Q:    How do BAC’s initial shareholders intend to vote their shares?

A:     All of BAC’s initial shareholders have previously agreed to vote all ordinary shares owned by them in favor of a business combination proposed to them for approval, including the Business Combination.

Q:    May BAC’s Sponsor or its affiliates purchase public shares or warrants prior to the Meeting?

A:     At any time prior to the Meeting, during a period when they are not then aware of any material nonpublic information regarding BAC or BAC’s securities, BAC’s Sponsor and/or its respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire BAC ordinary shares or vote their shares in favor of the Business Combination Proposal. The purpose of any such securities purchases and other transactions would be to increase the likelihood that the Proposals presented to shareholders for approval at the Meeting are approved, to increase the likelihood that the Minimum Cash Condition will be met or to provide additional equity financing. Any such securities purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination and closing the Business Combination. This may result in the completion of the Business Combination in circumstances where such completion might not otherwise have been possible. Although the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such incentive arrangements may have a depressive effect on outstanding BAC ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares that he or she owns, either prior to or immediately after the Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Proposals to be presented at the Meeting and would likely increase the chances that such Proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.

In the event the Sponsor or its affiliates were to make any purchases of public shares and/or warrants from investors, the securities would be purchased at a price no higher than the price offered through the redemption process, any BAC securities purchased by the Sponsor or its affiliates would not be voted in favor of approving the Business Combination and, to the extent the Sponsor or its affiliates possessed any redemption rights with respect to such securities, they would waive such rights. In addition, BAC will file a Current Report on Form 8-K prior to the Meeting to disclose the amount of and purchase price for the BAC securities purchased; the purpose of the purchases; the impact, if any, of the purchases on the likelihood that the Business Combination will be approved; the identities of BAC security holders who sold to the Sponsor or its affiliates (if the securities were not purchased in the open market); the nature of BAC security holders (e.g., 5% security holders) who sold to the Sponsor or its affiliates; any related arrangements entered into that would affect the vote on the Proposals to be voted on at the Meeting; and the number of BAC securities for which BAC has received redemption requests pursuant to its redemption offer.

Q:    What happens if I sell my Ordinary Shares before the Meeting?

A:     The Record Date for the Meeting is earlier than the date of the Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your ordinary shares after the applicable record date, but before the Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the Meeting with respect to such shares, but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:    How has the announcement of the Business Combination affected the trading price of BAC’s ordinary shares, warrants and units?

A:     On November 5, 2021, the last trading date before the public announcement of the Business Combination, BAC’s ordinary shares, warrants and units closed at $9.78, $0.74 and $10.08, respectively.

On April 29, 2022, the closing sale prices of BAC’s ordinary shares, warrants and units were $9.86, $0.19, and $9.95, respectively.

Q:    May I change my vote after I have mailed my signed proxy card?

A:     Yes. Shareholders may send a later-dated, signed proxy card to BAC’s Chief Financial Officer at the address set forth below so that it is received by BAC’s Chief Financial Officer prior to the vote at the Meeting (which is scheduled to take place June 1, 2022) or attend and vote at the virtual Meeting in person or by visiting https://www.cstproxy.com/biotechacquisition/2022 and entering the assigned control number. Shareholders also may revoke their proxy by sending a notice of revocation to BAC’s Chief Financial Officer, which must be received by BAC’s Chief Financial Officer prior to the vote at the Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:    What happens if I fail to take any action with respect to the Meeting?

A:     If you fail to take any action with respect to the Meeting and the Business Combination is approved by shareholders and consummated, you will become a shareholder and/or warrant holder of Blade Biotherapeutics. If you fail to take any action with respect to the Meeting and the Business Combination is not approved, you will remain a shareholder and/or warrant holder of BAC. However, if you fail to take any action with respect to the Meeting, you will nonetheless be able to elect to redeem your public shares in connection with the Business Combination, provided you follow the instructions in this proxy statement/prospectus for redeeming your shares.

Q:    What should I do with my share certificates, warrant certificates and/or unit certificates?

A:     Pursuant to the Current Charter, a public shareholder may request that BAC redeem all or a portion of such public shareholder’s public shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:

(a)    hold public shares or hold public shares through units and you elect to separate your units into the underlying public shares and warrants prior to exercising your redemption rights with respect to the public shares; and

(b)    prior to 5:00 p.m., Eastern Time, on May 27, 2022 (two business days prior to the vote at the Meeting) (i) submit a written request to the transfer agent that BAC redeem your public shares for cash and (ii) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through DTC.

As noted above, holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholders may elect to redeem all or a portion of such public shareholder’s public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public shareholder properly exercises its right to redeem its public shares and timely delivers its share certificates (if any) and other redemption forms to the transfer agent, BAC will redeem each ordinary share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds (net of required tax payments), divided by the number of then-outstanding public shares.

If a public shareholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may not be withdrawn once submitted to BAC unless BAC permits the withdrawal of such redemption request (which it may do in whole or in part). A BAC shareholder can make such request by contacting the Transfer Agent at the address or email address listed in the accompanying proxy statement/prospectus. BAC will be required to honor such request only if made prior to the Closing. The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus. Any such request must be made prior to the deadline for exercising redemption requests. See “Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

BAC warrant holders should not submit certificates, if any, relating to their warrants. Public shareholders who do not elect to have their public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.

Upon effectiveness of the Business Combination, holders of BAC ordinary shares and warrants will receive common stock and warrants to receive common stock of Blade Biotherapeutics without needing to take any action and, accordingly, such holders should not submit the certificates, if any, relating to their ordinary shares or warrants. In addition, before the Closing, each outstanding unit of BAC (each of which consists of one ordinary share and one-half of one warrant to purchase one ordinary share) will be separated into its components of shares and warrants.

Q:    What should I do if I receive more than one set of voting materials?

A:     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/consent solicitation statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares.

Q:    Who can help answer my questions?

A:     If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact the proxy solicitor for BAC, Morrow Sodali LLC:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Tel: Toll-Free (800) 662-5200 or (203) 658-9400
Email: BIOT.info@investor.morrowsodali.com

You also may obtain additional information about BAC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to the transfer agent at the address below prior to 5:00 p.m., Eastern Time, on May 27, 2022 (two business days prior to the vote at the Meeting). If you have questions regarding the certification of your position or delivery of your share certificates (if any) and other redemption forms, please contact:

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, New York 10004
Attention: Mark Zimkind
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Meeting, including the Business Combination, you should read this proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety. The Merger Agreement is the primary legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Merger Agreement is also described in detail in this proxy statement/prospectus in the section entitled “Business Combination Proposal — The Merger Agreement.”

Unless otherwise specified, all share calculations (1) assume no exercise of redemption rights by the public shareholders in connection with the Business Combination and (2) do not include any shares issuable upon the exercise of the warrants.

Combined Business Summary

Overview

Blade is a biopharmaceutical company developing treatments for fibrotic and neurodegenerative diseases that impact millions of people worldwide. Blade’s focus is on biological pathways — including autotaxin and calpain biology — that are central to cell- and tissue-damage responses in diseases that result from protein deposition (fibrosis) or protein aggregation (neurodegeneration), both of which disrupt normal cellular, tissue or organ function. Blade is advancing a robust pipeline of oral, small-molecule therapies that include an autotaxin inhibitor to treat fibrosis and multiple inhibitors of dimeric calpains to treat neurodegenerative diseases. Our wholly owned assets represent a diversified pipeline that we built through a combination of in-house drug discovery research and selective in-licensing/acquisition. Our research platform seeks to address dysregulated tissue repair, protein accumulation, and cellular and tissue dysfunction that contribute to fibrosis and neurodegeneration. This platform allows us to develop potential treatments for debilitating, progressive fibrotic and neurodegenerative diseases, for which there are currently no effective disease-modifying therapies or long-term treatments for many patients.

Since inception, Blade has sustained significant operating losses and such losses are expected to continue for the foreseeable future. As of December 31, 2021, Blade had an accumulated deficit of $174.8 million, cash and cash equivalents of $2.3 million, and negative cash flows from operations of $27.3 million for the year ended December 31, 2021. Blade’s management plans to continue to incur substantial costs in order to conduct research and development activities necessary to develop a commercialized product. Additional capital will be needed to undertake these activities and commercialization efforts. Blade intends to raise the required capital through the proposed business combination, issuance of additional equity, borrowings and potentially strategic alliances with other companies. However, if such financing is not available at adequate levels or on acceptable terms, Blade could be required to significantly reduce operating expenses and delay, reduce the scope of or eliminate some of its development programs or its commercialization efforts, out-license intellectual property rights to its product candidates and sell unsecured assets, or a combination of the above, any of which may have a material adverse effect on Blade’s business, results of operations, financial condition and/or its ability to fund its scheduled obligations on a timely basis or at all.

Blade’s independent registered public accounting firm included an explanatory paragraph in their audit report on our consolidated financial statements as of and for the years ended December 31, 2021 and 2020 stating that our recurring losses from operations since inception, our working capital deficiency and our need to raise additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our Pipeline

Blade expects to advance a diversified pipeline of oral, small molecules for fibrotic diseases and neurodegenerative diseases (Figure 1). Our lead program, cudetaxestat (also known as “BLD-0409”), is a small molecule reversible non-competitive autotaxin inhibitor with a differentiated profile. Cudetaxestat demonstrated direct anti-fibrotic activity in preclinical models of lung and liver fibrosis and differentiated biochemical characteristics that support the potential as a treatment for lung and liver fibrosis as well as a potential adjuvant therapy for certain solid tumors. The Food and Drug Administration (“FDA”) provided review and feedback necessary to proceed into a phase 2 proof of concept, dose-ranging study with cudetaxestat and we plan to initiate this study in patients with idiopathic pulmonary fibrosis (“IPF”) in the second quarter of 2022. We also plan to conduct an in vivo genotoxicity study in parallel with the phase 2 trial. Blade’s neurodegenerative disease pipeline includes BLD-2184, a calpain inhibitor that was shown in preclinical animal studies to be able to penetrate the central nervous system (“CNS”) and has the potential as an oral treatment for inherited poly-Q neurodegenerative diseases such as Huntington’s disease (“HD”), spinocerebellar ataxia 3 (“SCA3,” also known as or Machado-Joseph disease), as well as other neurodegenerative disorders (e.g., Parkinson’s disease, Lewy body dementia, multiple system atrophy) that are caused by intracellular toxic protein aggregation.

Legend: “MoA” is “mechanism of action,” “PC” is “preclinical,” *Orphan drug designations granted by FDA for IPF and for SSc.

Our Corporate Strategy

We are developing innovative approaches to treat debilitating fibrotic and neurodegenerative diseases that impact millions of people worldwide. New safe, well-tolerated, and effective therapies that provide robust attenuation of disease progression are needed to address the burden that these incurable conditions cause to patients, their families and society. We bring strong research and drug development expertise to target key biological pathways and the complex pathologic processes that underlie debilitating fibrotic and neurodegenerative diseases. Our first programs target the autotaxin/LPA and activated dimeric calpain pathways.

FIBROSIS: abnormal thickening or scarring of organ or tissue caused by the production and deposition of extra-cellular matrix (“ECM”) proteins, especially collagen that develops in response to aberrant cell or tissue damage is referred to generally as “fibrosis.” Tissue damage to the epithelial cells triggers a cascade of responses that includes production of profibrotic mediators (such as bioactive lipids, cytokines, chemokines and angiogenic factors) and that is analogous to what happens during wound repair. In response to injury to epithelial cells, the attendant signaling leads to myofibroblast cells become overly activated. Activated myofibroblasts produce and deposit extracellular matrix (“ECM”) proteins into the local cell environment, and the ECM proteins link together to form fibrotic scar that can distort the mechanical and functional properties of adjacent cells and tissue. Progressive fibrosis results when myofibroblast cells remain activated and excessive fibrosis disrupts normal tissue architecture to the point it becomes nonfunctional. Nearly all organs and tissue can develop fibrosis, but the most commonly affected organs include the liver, lung, kidney, skin, joint and eye. By targeting signaling pathways needed for myofibroblast cell activation and/or differentiation, we are advancing a pipeline of direct anti-fibrotic agents with the potential to halt or attenuate the process.

NEURODEGENERATIIVE DISEASES: that result from the buildup of toxic protein aggregates within neurons can lead to faulty neuronal signaling, synaptopathy, and eventual cell death (one form of neurodegeneration). Over time, progressive neuronal cell death in the brain can lead to cognitive impairment, dementia, movement disorders, including tremors, and death. We bring a novel potential treatment approach to several autosomal dominant orphan diseases including polyglutamine (“poly-Q”) related diseases such as HD, SCA3 as well as other neurodegenerative disorders (e.g., Parkinson’s disease, Lewy body dementia, multiple system atrophy).

Blade’s core efforts are on understanding of cell- and tissue-damage responses foundational to diseases caused by protein deposition or aggregation associated with fibrotic and neurodegenerative diseases, respectively. We are focused on key biological pathways — including autotaxin and calpains that play key roles in cell activation of myofibroblasts that are central to the fibrotic process and a novel approach to orphan genetic neurodegenerative diseases, as shown in the summary table.

Our Product Candidates

Cudetaxestat a potential treatment for fibrosis: IPF, Systemic Sclerosis (“SSc”), NASH, and oncology

Cudetaxestat is Blade’s lead investigational medicine. It is an oral small molecule that is a non-competitive, reversible inhibitor of the secreted enzyme, autotaxin, to treat fibrotic diseases. Autotaxin is a secreted enzyme with lysophospholipase D activity that is responsible for converting lysophosphatidylcholine (“LPC”) to lysophosphatidic acid (“LPA”), a profibrotic biolipid. Non-competitive, reversible autotaxin inhibition with a differentiated mode of biochemical inhibition, which was well tolerated with no reports of drug-related serious adverse events across all phase 1 clinical studies in healthy volunteers, offers the potential for advantages compared to competitive inhibitors. Cudetaxestat has demonstrated robust in vivo anti-fibrotic activity in preclinical models of lung and liver fibrosis. In a single ascending dose (“SAD”) and multiple ascending dose (“MAD”) phase 1 clinical study in healthy volunteers cudetaxestat was well tolerated with no reports of drug-related serious adverse events and demonstrated pharmacokinetic (“PK”) and pharmacodynamic (“PD”) correlation and biomarker activity. Preclinical safety and toxicology studies were provided to the FDA to support the activation of an IND for cudetaxestat as a potential treatment for IPF. The target engagement data (e.g., ability to reduce the level of a common LPA isoform LPA C18:2) from the phase 1 study with cudetaxestat support its further clinical development as a chronic oral treatment of IPF and other indications. The FDA granted orphan designation for cudetaxestat for treatment of IPF in February 2021 and for treatment of SSc in October 2021. The FDA activated an investigational new drug application (“IND”) for cudetaxestat in IPF in July 2021. In March and April 2022, the FDA provided review and feedback necessary to proceed with a phase 2 study in IPF, which we plan to initiate in the second quarter of 2022. We also plan to conduct an in vivo genotoxicity study in parallel with the phase 2 trial.

Blade owns intellectual property rights (composition of matter and methods of use patents) relating to cudetaxestat (BLD-0409) and other associated autotaxin inhibitor drug candidates in the United States and in various foreign countries.

BLD-2184 for the potential treatment of orphan poly-Q neurodegenerative diseases: HD and SCA3

BLD-2184 is Blade’s lead development candidate for HD and SCA3, which are orphan genetic neurodegenerative diseases where mutations in the respective genes produce proteins with expanded repeats of poly-glutamine or poly-Q. These poly-Q mutant proteins can misfold within neuron cells and form neurotoxic protein aggregates. BLD-2184 was shown in preclinical animal studies to be able to penetrate the CNS and is a potent reversible-covalent small molecule inhibitor of dimeric calpains (i.e., calpains 1, 2 and 9) with good oral bioavailability. The dimeric calpains are intracellular cysteine proteases that are responsible for cleavage of certain intracellular signaling proteins to either activate or inactive their activities. Generally, under normal conditions, the dimeric calpains remain in an inactive state. They become activated in response to stress and increased intracellular calcium levels. Furthermore, the activity of the dimeric calpains is tightly controlled by an endogenous peptide inhibitor of their protease activity called calpastatin. Normally, the calpastatin to calpain ratio is in excess, so calpastatin quickly inhibits calpain activity. However, in abnormal or disease states, the balance between activated calpains and calpastatin regulation can lead to excessive calpain activity and contributes to disease onset and/or progression. Calpains are reported to play a key role in the cleavage of mutant poly-Q proteins and subsequent formation of neurotoxic aggregation that cause HD and SCA3. Furthermore, calpains have also been implicated in the regulation of autophagy, which is the intracellular mechanism by which cells clear misfolded, damaged, and aggregated proteins. Pending completion of the IND application process and subsequent regulatory review and activation of the IND, Blade plans to start a phase 1 clinical study of BLD-2184 in the second half of 2022 in healthy volunteers.

Blade discovered and developed BLD-2184 and owns intellectual property rights (composition of matter and methods of use patents or patent applications) relating to BLD-2184 and other associated calpain inhibitor drug candidates in the United States and in various foreign countries. In the U.S., a notice of allowance was received for a patent application directed to BLD-2184.

The Parties to the Business Combination

BAC

BAC is a Cayman Islands exempted company incorporated on September 3, 2020. BAC was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses, with a focus on the healthcare sector. Its executive offices are located at 545 West 25th Street, 20th Floor, New York, NY 10001 and its telephone number is (212) 227-1905.

Merger Sub

Blade Merger Subsidiary, Inc. (“Merger Sub”) is a Delaware corporation and a wholly owned subsidiary of BAC. Merger Sub does not own any material assets or operate any business.

Blade

Blade is a Delaware corporation incorporated on February 17, 2015 under the name “FibroRX, Inc.” Blade is a biopharmaceutical company developing treatments for fibrotic and neurodegenerative diseases that impact millions of people worldwide. Blade’s principal executive office is located at 442 Littlefield Avenue, South San Francisco, CA 94080. Blade’s telephone number is 1-650-278-4291.

Proposals to be Put to the Shareholders of BAC at the Extraordinary General Meeting

The following is a summary of the proposals to be put to BAC’s shareholders at the Meeting and certain transactions contemplated by the Merger Agreement. Each of the proposals below, except the Adjournment Proposal, is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the extraordinary general meeting.

Business Combination Proposal

As discussed in this proxy statement/prospectus, BAC is asking its shareholders to approve by ordinary resolution and adopt the Agreement and Plan of Merger, dated as November 8, 2021, by and among BAC, Merger Sub, Blade, the BAC Representative and the Blade Representative, a copy of which is attached to the proxy statement/prospectus as Annex B. The Merger Agreement provides for, among other things, following the Domestication of BAC to Delaware as described herein, the merger of Merger Sub with and into Blade (the “Merger”), with Blade surviving the Merger as a wholly owned subsidiary of Blade Biotherapeutics, in accordance with the terms and subject to the conditions of the Merger Agreement as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section entitled “Business Combination Proposal — BAC’s Board’s Reasons for the Business Combination,” the BAC Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for BAC’s initial public offering, including that the business of Blade and its subsidiaries had a fair market value equal to at least 80% of the net assets held in the trust account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). For more information about the transactions contemplated by the Merger Agreement, see “Business Combination Proposal.”

Aggregate Merger Consideration

Treatment of Blade Capital Stock

As a result of and upon the Closing of the Merger (the “Closing”), among other things, all shares of Blade common stock (after giving effect to the Blade Warrant Settlement, the Blade Note Settlement and the Blade Preferred Stock Conversion, each as more fully described elsewhere in this proxy statement/prospectus as defined in the Merger Agreement) issued and outstanding as of immediately prior to the effective time of the Merger (other than shares of Blade common stock underlying Blade Awards) will be automatically cancelled and extinguished and, in exchange therefor, the holder of such shares of Blade common stock shall be entitled to receive, (i) with respect to each share of Blade common stock held by such holder, a number of shares of Blade Biotherapeutics’ common stock equal to the Exchange Ratio and (ii) such holder’s pro rata share of any Earnout Shares that become issuable pursuant to the Merger Agreement (as further described herein).

Treatment of Blade Awards

As a result of the Closing, each Blade Award (whether vested or unvested) outstanding as of immediately prior to the Closing will be assumed by Blade Biotherapeutics and automatically converted into an option to purchase shares of Blade Biotherapeutics’ common stock (each such assumed Blade Award, an “Assumed Award”). Each Assumed Award will: (i) cover a number of shares of Blade Biotherapeutics’ common stock equal to (rounded down to the nearest whole number) (A) the number of shares of Blade common stock covered by the Blade Award immediately prior to the Closing multiplied by (B) the Exchange Ratio; (ii) have a per share exercise price equal to (rounded up to the nearest whole cent) the quotient of (A) the per share exercise price applicable to the Blade Award immediately prior to the Closing divided by (B) the Exchange Ratio; and (iii) be subject to the same vesting schedule as the applicable Blade Award as of immediately prior to the Closing. In addition, the holder of a Blade Award outstanding as of immediately prior to the Closing shall be entitled to such holder’s pro rata share of any Earnout Shares that become issuable pursuant to the Merger Agreement (as further described, and subject to the limitations, described herein).

Earnout

In addition to the Merger Consideration set forth above, the Earnout Participants (as defined in the Merger Agreement) will also have a contingent right to receive up to an additional 3,500,000 Earnout Shares after the Closing based on the stock price performance of Blade Biotherapeutics’ common stock. The Earnout Shares will become issuable if, during the Earnout Period, the closing price of Blade Biotherapeutics’ common stock is equal to or greater than $15.00 per share for any 20 trading days within any 30 trading day period (the “Price Earnout Milestone”) or, prior to the occurrence of a Price

Earnout Milestone, (A) Blade Biotherapeutics’ consummates a sale, merger, consolidation, liquidation, exchange offer or other similar transaction that results in the stockholders of Blade Therapeutics’ immediately prior to such transaction having beneficial ownership of less than fifty percent (50%) of the outstanding voting securities of Blade Biotherapeutics’ or the surviving entity in such transaction, directly or indirectly, immediately following such transaction, (B) Blade Therapeutics’ consummates a “going private transaction” or otherwise ceases to be subject to the reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (C) Blade Biotherapeutics’ common stock ceases to be listed on a national securities exchange. Unlike the Merger Consideration, the Earnout Shares will be allocated among Blade’s security holders on a fully-diluted basis as of the Closing, without treating assumed Blade’s options on a net exercise basis, and with holders of unvested Blade’s options receiving restricted stock units for a number of shares of common stock of Blade equal to such portion of the Earnout Shares otherwise issuable to such Earnout Participant in respect of such unvested Blade options, as more fully described in the Merger Agreement.

For further details, see “Business Combination Proposal — The Merger Agreement — Consideration — Aggregate Merger Consideration.”

Closing Conditions

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval by BAC’s shareholders of the Business Combination and related agreements and transactions, (ii) approvals of any required governmental authorities and expiration of any antitrust waiting periods, (iii) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, (iv) the receipt of certain regulatory approvals (including, but not limited to, approval for listing on Nasdaq, of the shares of Blade Biotherapeutics’ common stock to be issued in connection with the Merger), (v) that Blade Biotherapeutics has at least $5,000,000.01 of net tangible assets upon Closing, (vi) the reconstitution of the post-Closing board of directors as contemplated by the Merger Agreement and (vi) the absence of any injunctions.

Other conditions to Blade’s obligations to consummate the Merger include, among others, that (i) the representations and warranties of BAC being true and correct as of the date of the execution of the Merger Agreement and as of the Closing, (ii) BAC having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing, (iii) the absence of any BAC Material Adverse Effect (as hereinafter defined) since the date of the Merger Agreement which is continuing and uncured, (iv) the Domestication having been completed, (v) the amount of cash available in the trust account, after deducting the amount required to satisfy BAC’s obligations to its shareholders (if any) that exercise their redemption rights pursuant to the Cayman Constitutional Documents, or the Trust Amount and the PIPE Investment Amount, in the aggregate, is at least equal to $75,000,000 (the “Minimum Available Cash Amount”), (vi) resignations of the directors of BAC as requested by Blade, (vii) the Lock-Up Agreements being in full force and effect as of the Closing, and (viii) the Registration Rights Agreement being in full force and effect as of the Closing. Other than the Minimum Cash Condition, the conditions to Blade’s obligation to consummate the transactions contemplated by the Merger Agreement may be waived by Blade. The Minimum Cash Condition may be waived by Blade with the prior written consent of the Designated Stockholders (as defined in the Merger Agreement).

If the Available Cash (the sum of the Trust Amount and PIPE Investment) is equal to or greater than the Minimum Available Cash Amount, then the Minimum Cash Condition will be deemed to have been satisfied. If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could be terminated and the proposed Business Combination may not be consummated. In the event that the Minimum Cash Condition is not met or otherwise waived, then BAC may not complete the Business Combination with Blade and will have limited time to seek another acquisition target. The Minimum Cash Condition would not be met in the event that 78.01% of the public shares are redeemed in connection with the Closing.

If the Minimum Cash Condition is waived and the Business Combination is consummated with less than the Minimum Available Cash Amount in the Trust Account, the cash held by Blade Biotherapeutics and its subsidiaries after the Closing may not be sufficient to allow Blade Biotherapeutics to operate and pay Blade Biotherapeutics’ bills as they become due. Furthermore, Blade and the Designated Stockholders do not intend to waive the closing Minimum Cash Condition. There can be no assurance that Blade or the Designated Stockholders could and would waive the Minimum Cash Condition.

In addition, pursuant to the Cayman Constitutional Documents, in no event will BAC redeem public shares in an amount that would cause Blade Biotherapeutics’ net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

Unless waived by BAC, the obligations of BAC and Merger Sub to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Blade of customary certificates and other Closing deliverables: (i) the representations and warranties of Blade being true and correct as of the date of the execution of the Merger Agreement and as of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifications); (ii) Blade having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; (iii) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement) since the date of the Merger Agreement which is continuing and uncured; (iv) the Lock-Up Agreements being in full force and effect as of the Closing; and (v) the Registration Rights Agreement being in full force and effect as of the Closing.

For further details, see “Business Combination Proposal — The Merger Agreement.”

Domestication Proposal

As discussed in this proxy statement/prospectus, if the Business Combination Proposal is approved, then BAC will ask its shareholders to approve by special resolution the Domestication Proposal. The completion of the Domestication is a condition to the Closing pursuant to the Merger Agreement and the BAC Board has unanimously approved the Domestication Proposal. The Domestication Proposal, if approved, will authorize a change of BAC’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. If the Business Combination Proposal (described below) is approved and the Business Combination is to be consummated, prior and as a condition to the Closing, BAC will (a) be de-registered in the Cayman Islands and transferred by way of continuation and domestication as a corporation in the State of Delaware (which is referred to herein as the “Domestication”), (b) in connection therewith, adopt upon the Domestication taking effect, the Interim Charter, in the form appended to this proxy statement/prospectus as Annex A, in place of the Current Charter which will remove or amend those provisions of the Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication, and (c) file the Interim Charter with the Secretary of State of Delaware. At the time of the Domestication, simultaneously with the adoption of the Interim Charter, the BAC Board intends to adopt the Proposed Bylaws in the form appended as Annex D to this proxy statement/prospectus. Upon effectiveness of the Domestication, all of BAC’s outstanding securities will convert to outstanding securities of the continuing corporation.

Accordingly, while BAC is currently governed by the Cayman Islands Companies Act, upon the Domestication, BAC will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law as well as the Cayman Constitutional Documents and the Proposed Organizational Documents. Accordingly, BAC encourages shareholders to carefully review the information in “Comparison of Corporate Governance and Shareholder Rights.”

Thereafter, upon the Closing and as a result of the Domestication, (1) each of the then issued and outstanding BAC Class A ordinary shares will convert automatically, on a one-for-one basis, into a share of Blade Biotherapeutics’ common stock, (2) each of the then issued and outstanding BAC Class B ordinary shares will convert automatically, on a one-for-one basis, into a share of Blade Biotherapeutics’ common stock, (3) each then issued and outstanding BAC warrant will convert automatically into a Blade Biotherapeutics warrant, pursuant to the Warrant Agreement and (4) each BAC unit will be cancelled and will entitle the holder thereof to one share of Blade Biotherapeutics’ common stock and one-half of one Blade Biotherapeutics’ warrant.

For further details, see “Domestication Proposal.”

Certificate of Incorporation Proposal

In connection with the Business Combination, BAC is asking BAC’s shareholders to consider and vote upon and to approve a Proposal to replace the Interim Charter with the Proposed Certificate of Incorporation substantially in the form attached to this proxy statement/prospectus as Annex C, to be effective upon the consummation of the Business Combination. The Certificate of Incorporation Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business Combination Proposal or the Domestication Proposal is not approved, then the Certificate of Incorporation Proposal will have no effect, even if approved by BAC’s shareholders. The Certificate of Incorporation Proposal is not conditioned on the separate approval of the Organizational Documents Proposals.

Organizational Documents Proposals

As required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions, BAC is requesting that BAC’s shareholders vote upon, on a non-binding advisory basis, Proposals to approve certain governance provisions in the Proposed Certificate of Incorporation, which are separately being presented. These separate votes are not otherwise required by Delaware law separate and apart from the Certificate of Incorporation Proposal. Accordingly, the stockholder votes regarding the Organizational Documents Proposals are advisory votes and are not binding on BAC or BAC’s Board (separate and apart from the approval of the Certificate of Incorporation Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Certificate of Incorporation Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Proposals, BAC intends that the Proposed Certificate of Incorporation will take effect upon the Closing (assuming approval of the Certificate of Incorporation Proposal).

Organizational Documents Proposal 4(A)

BAC’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Certificate of Incorporation requiring the affirmative vote of the holders of at least 66 and 2/3% of the voting power of all the then outstanding shares of stock of Blade Biotherapeutics entitled to vote to remove a director for cause. This Proposal is referred to as “Organizational Documents Proposal 4(A).”

Organizational Documents Proposal 4(B)

BAC’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Certification of Incorporation providing that (i) special meetings of stockholders for any purpose or purposes may be called at any time by the majority of the Blade Biotherapeutics’ Board, the Chairman of the Blade Biotherapeutics’ Board or the Chief Executive Officer of Blade Biotherapeutics, and may not be called by another other person or persons and (ii) any action required or permitted to be taken by the stockholders of Blade Biotherapeutics must be effected at an annual or special meeting of the stockholders called in accordance with the Proposed Bylaws and may not be effected by written consent in lieu of a meeting. This Proposal is referred to as “Organizational Documents Proposal 4(B).”

Organizational Documents Proposal 4(C)

BAC’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Certificate of Incorporation to authorize adopting Delaware as the exclusive forum for certain shareholder litigation. This Proposal is referred to as “Organizational Documents Proposal 4(C).”

Organizational Documents Proposal 4(D)

BAC’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Certificate of Incorporation changing the post-Business Combination Company’s corporate name from “Biotech Acquisition Company” to “Blade Biotherapeutics, Inc.” This Proposal is referred to as “Organizational Documents Proposal 4(D).”

Organizational Documents Proposal 4(E)

BAC’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Certificate of Incorporation to remove certain provisions related to BAC’s status as a blank check company that will no longer apply upon consummation of the Business Combination. This Proposal is referred to as “Organizational Documents Proposal 4(E).”

Organizational Documents Proposal 4(F)

BAC’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Certification of Incorporation increasing the total number of authorized shares of all classes of stock to 310,000,000 shares, each with a par value of $0.0001 per share, consisting of (i) 300,000,000 shares of Common Stock and, (ii) 10,000,000 shares of preferred stock. This Proposal is referred to as “Organizational Documents Proposal 4(F).”

Organizational Documents Proposal 4(G)

BAC’s shareholders are being asked to approve and adopt provisions in the Proposed Certificate of Incorporation, which will amend and replace the Interim Charter if the Certificate of Incorporation Proposal is approved, electing not to be governed by Section 203 if the DGCL and, instead be governed by a provision substantially similar to Section 203 of the DGCL (This Proposal is referred to as “Organizational Documents Proposal 4(G)”); and

Organizational Documents Proposal 4(H)

BAC’s shareholders are being asked to approve and adopt provisions in the Proposed Certificate of Incorporation, which will amend and replace the Interim Charter if the Certificate of Incorporation Proposal is approved, making Blade Biotherapeutics’ corporate existence perpetual (This Proposal is referred to as “Organizational Documents Proposal 4(H)”).

Director Election Proposal

Assuming the Business Combination Proposal, the Domestication Proposal, the Certificate of Incorporation Proposal, each of the Organizational Documents Proposals, the Nasdaq Proposal, the Incentive Award Plan Proposal and the ESPP Proposal are approved, BAC’s shareholders are also being asked to approve by ordinary resolution the Director Election Proposal. Upon the consummation of the Business Combination, the Board will consist of 8 directors. For additional information on the proposed directors, see “Director Election Proposal.”

Nasdaq Proposal

Assuming the Business Combination Proposal, the Domestication Proposal, the Certificate of Incorporation Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Incentive Award Plan Proposal and the ESPP Proposal are approved, BAC’s shareholders are also being asked to approve by ordinary resolution the Nasdaq Proposal. For additional information, see “Nasdaq Proposal.”

Incentive Award Plan Proposal

Assuming the Business Combination Proposal, the Domestication Proposal, the Certificate of Incorporation Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Nasdaq Proposal and the ESPP Proposal are approved, BAC’s shareholders are also being asked to approve by ordinary resolution the Incentive Award Plan Proposal. For additional information, see “Incentive Award Plan Proposal.”

ESPP Proposal

Assuming the Business Combination Proposal, the Domestication Proposal, the Certificate of Incorporation Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Nasdaq Proposal and the Incentive Award Plan Proposal are approved, BAC’s shareholders are also being asked to approve by ordinary resolution the ESPP Proposal. For additional information, see “ESPP Proposal.”

Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the Meeting to authorize BAC to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved)) or if certain conditions under the Merger Agreement are not satisfied or waived, the BAC Board may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies or if certain conditions under the Merger Agreement are not satisfied or waived. For additional information, see “Adjournment Proposal.”

BAC’s Board of Directors’ Reasons for the Business Combination

BAC was organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

In evaluating the Business Combination, the BAC Board consulted with BAC’s management and considered a number of factors. In particular, the BAC Board considered, among other things, the following factors, although not weighted or in any order of significance:

•        Cudetaxestat has a differentiated mechanism of action and data collected in four phase 1 trials in healthy volunteers showed that it was well tolerated with no reports of drug-related serious adverse events;

•        There is a clear market opportunity for cudetaxestat in idiopathic pulmonary fibrosis;

•        Cudetaxestat has multiple opportunities for follow-on indications;

•        Blade has a robust pipeline driven by its dimeric calpain program;

•        Blade has backing from experienced biotechnology companies and investors;

•       Blade fits within BAC’s acquisition criteria;

•       Blade has an experienced team; and

•       The BAC Board received the fairness opinion of Vantage Point.

In making its decision, the BAC Board also considered a variety of uncertainties, risks and other potentially negative factors. For a more complete description of the BAC Board’s reasons for approving the Business Combination, including other factors and risks considered by the BAC Board, see the section entitled “Business Combination Proposal — BAC’s Board of Directors’ Reasons for the Business Combination.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement. For additional information, see “Business Combination Proposal — Related Agreements.”

Insider Letter

On January 25, 2021, BAC entered into a letter agreement (the “Insider Letter”) with its officers, its directors and the Sponsor, pursuant to which the officers, directors and Sponsor agreed, among other things, to vote in favor of all the proposals being presented at the Meeting, including the Business Combination Proposal and the transactions contemplated thereby (including the Merger). In addition, pursuant to the terms of the Insider Letter, the Sponsor is contractually restricted from selling or transferring BAC securities, and will be contractually restricted from selling or transferring Blade Biotherapeutics securities, for a defined period of time up to and after the Business Combination, and subject to certain exceptions. The Insider Letter also contains provisions relating to waiver of redemption rights by the parties thereto. The Insider Letter may be amended by the parties thereto, without shareholder approval. None of the parties to the Insider Letter who agreed to waive their redemption rights received any consideration in exchange for waiving their redemption rights.

Sponsor Agreement

Simultaneously with the execution and delivery of the Merger Agreement, BAC and the Sponsor entered into a letter agreement pursuant to which the Sponsor agreed to place 1,150,000 of BAC’s Class B ordinary shares into escrow and subject such shares to vesting and forfeiture unless the milestones applicable to the Earnout Shares are achieved during the Earnout Period.

Registration Rights Agreement

Simultaneously with the execution of the Merger Agreement, BAC entered into the Registration Rights Agreement with the Sponsor and certain Blade Stockholders. Under the Registration Rights Agreement, BAC agreed to register for resale, pursuant to Rule 415 promulgated under the Securities Act, certain shares of Blade Biotherapeutics’ common stock and other equity securities of Blade Biotherapeutics that are held by the parties to the Registration Rights Agreement from time to time.

PIPE Subscription Agreements

Simultaneously with the execution of the Merger Agreement, BAC and Blade entered into the Subscription Agreements with the PIPE Investors for an aggregate purchase of 2,430,000 shares of Blade Biotherapeutics’ common stock (the “PIPE Shares”), at a price of $10.00 per share, for an aggregate purchase price of $24,300,000, in a private placement to be consummated simultaneously with the Closing (the “PIPE Investment”). The consummation of the transactions contemplated by the Subscription Agreements is conditioned on the concurrent Closing and other customary closing conditions. Among other things, each PIPE Investor agreed in the Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in BAC’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

Lock-Up Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain Blade Stockholders each entered into a Lock-Up Agreement with BAC (collectively, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each Blade Stockholder party thereto agreed not to, during the period commencing on the Closing and ending on the earliest of (a) the date that is six (6) months after the Closing Date and (b) subsequent to the Closing, (X) the first date on which the last sale price of Blade Biotherapeutics’ common stock has equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing or (Y) the date on which Blade Biotherapeutics completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Blade Biotherapeutics’ stockholders having the right to exchange their shares of common stock for cash, securities or other property: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Blade Biotherapeutics’ common stock acquired by such Blade Stockholder in the Merger (such shares, together with any securities paid as dividends of distributions with respect to such shares or into which such shares are exchanged or converted, “Restricted Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Shares, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of Restricted Shares or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

Voting Agreements

Simultaneously with the execution and delivery of the Merger Agreement, BAC and Blade entered into Voting Agreements (collectively, the “Voting Agreements”) with certain Blade Stockholders required to approve the transactions contemplated by the Merger Agreement. Under the Voting Agreements, each Blade stockholder party thereto agreed to vote all of such Blade Stockholder’s shares of Blade capital stock in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement and to otherwise take (or not take, as applicable) certain other actions in support of the Merger Agreement and the transactions contemplated by the Merger Agreement and the other matters to be submitted to Blade Stockholders for approval in connection with the transactions contemplated by the Merger Agreement, in the manner and subject to the conditions set forth in the Voting Agreements, and provide a proxy to BAC to vote such Blade Capital Stock accordingly. The Voting Agreements prevent transfers of Blade capital stock held by Blade Stockholders party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

Cantor Share Purchase Agreement

On May 3, 2022, BAC entered into the Cantor Purchase Agreement with CFPI relating to the Facility. Pursuant to the Cantor Purchase Agreement, Blade Biotherapeutics will have the right from time to time at its option following closing of the Business Combination to sell to CFPI up to $75 million of Blade Biotherapeutics’s common stock subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement. As a commitment fee for Cantor’s services under the Cantor Purchase Agreement, Blade Biotherapeutics will issue to Cantor a number of shares of Blade Biotherapeutics’s common stock equal to the quotient of $2,250,000 divided by the last closing trade price for the Common Stock on Nasdaq for a share of Blade Biotherapeutics’s common stock on the earlier of (i) the second trading day immediately prior to the filing of a resale registration statement with respect to the shares of Blade Biotherapeutics’s common stock to be sold under the Facility and (ii) the date on which Cantor sends an invoice to Blade Biotherapeutics with respect to such commitment fee; provided, however, that any such invoice may not be sent prior to the closing of the Business Combination.

Sales of Blade Biotherapeutics’s common stock to CFPI under the Cantor Purchase Agreement, and the timing of any sales, will be determined by Blade Biotherapeutics from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of shares of Blade Biotherapeutics’s common stock and determinations by Blade Biotherapeutics regarding the use of proceeds of such sales. The net proceeds from any sales under the Cantor Purchase Agreement will depend on the frequency with, and prices at, which the shares of Blade Bioetherapeutics’s common stock are sold to CFPI. Blade Biotherapeutics expects to use the proceeds from any sales under the Cantor Purchase Agreement for working capital and general corporate purposes.

Following the closing of the Business Combination, and upon the initial satisfaction of the conditions to CFPI obligation to purchase shares of Blade Biotherapeutics’s common stock set forth in the Cantor Purchase Agreement (the “Commencement”), including that a registration statement registering the resale by CFPI of such shares of Blade Biotherapeutics’s common stock under the Securities Act (the “Initial Resale Registration Statement”) is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, Blade Biotherapeutics will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct CFPI to purchase up to a specified maximum amount of shares of Blade Biotherapeutics as set forth in the Cantor Purchase Agreement by delivering written notice to CFPI prior to the commencement of trading on any trading day. The purchase price of the shares of Blade Biotherapeutics’s common stock that Blade Biotherapeutics elects to sell to Cantor pursuant to the Purchase Agreement will be 97% of the volume weighted average price of the shares of Blade Biotherapeutics’s common stock during the applicable purchase date on which Blade Biotherapeutics has timely delivered written notice to CFPI directing it to purchase shares of Blade Biotherapeutics’s common stock under the Cantor Purchase Agreement.

The Cantor Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Cantor Purchase Agreements were made only for purposes of the Cantor Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

Prior to the closing of the Business Combination, BAC has the right to terminate the Cantor Share Purchase Agreement on the date on which the Merger Agreement is validly terminated in accordance with its terms prior to the closing of the Merger. Blade Biotherapeutics has the right to terminate the Cantor Purchase Agreement at any time after Commencement, at no cost or penalty, upon five trading days’ prior written notice. No termination of the Cantor Purchase Agreement alter or otherwise affect Blade Biotherapeutics’ obligations under the Cantor Registration Rights Agreement.

Cantor Registration Rights Agreement

In connection with BAC’s entry into the Cantor Purchase Agreement, on May 3, 2022, BAC and CFPI entered into the Cantor Registration Rights Agreement, pursuant to which Blade Biotherapeutics will agree to register for resale, pursuant to Rule 415 under the Securities Act, the shares of Blade Biotherapeutics’s common stock that are sold to CFPI under the Facility, including the shares of Blade Biotherapeutics’s common stock to be issued to CFPI as consideration for its irrevocable commitment to purchase the shares of Blade Biotherapeutics’s common stock, from time to time.

Ownership of Blade Biotherapeutics following Business Combination

As of the date of this proxy statement/prospectus, there are 28,750,000 ordinary shares issued and outstanding, which includes the 5,750,000 Founder Shares held by the Sponsor and the 23,000,000 public shares. As of the date of this proxy statement/prospectus, there is outstanding an aggregate of 17,500,000 warrants, which includes the 6,000,000 private placement warrants held by the Sponsor and the 11,500,000 public warrants. Each whole warrant entitles the holder thereof to purchase one BAC Class A ordinary share and, following the Domestication, will entitle the holder thereof to purchase one share of Blade Biotherapeutics’ common stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination), the BAC fully diluted share capital would be 46,250,000 ordinary shares.

It is anticipated that, following the Business Combination, (1) BAC’s public shareholders are expected to own approximately 42% of the outstanding Blade Biotherapeutics common stock, (2) Blade Stockholders (without taking into account any public shares held by the Blade Stockholders prior to the consummation of the Business Combination and including the Blade PIPE Investors) are expected to own approximately 45% of the outstanding Blade Biotherapeutics’ common stock, (3) the Sponsor and related parties are expected to collectively own approximately 8% of the outstanding Blade Biotherapeutics common stock and (4) the PIPE Investors are expected to own approximately 4% of the outstanding Blade Biotherapeutics common stock. These percentages assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination, and (ii) Blade Biotherapeutics issues 2,430,000 shares of Blade Biotherapeutics’ common stock to the PIPE Investors pursuant to the PIPE Investment. If the actual facts are different from these assumptions, the percentage ownership retained by BAC’s existing shareholders in BAC will be different from the percentage ownership set forth above.

The following table illustrates varying ownership levels in Blade Biotherapeutics immediately following the consummation of the Business Combination based on the assumptions above.

	Assuming No Redemption		Assuming Minimum Cash Redemption
	Number of Shares	Percentage	Number of Shares	Percentage
Blade Equityholders	24,457,838	45%	24,457,838	67%
BAC’s public stockholders	23,000,000	42%	5,058,735	14%
Sponsor & related parties	4,600,000	8%	4,600,000	13%
PIPE Investors	2,430,000	4%	2,430,000	7%
Pro Forma new Blade Biotherapeutics’ Common Stock at Closing	54,487,838	100%	36,546,573	100%

Date, Time and Place of Extraordinary General Meeting of BAC’s Shareholders

The Meeting will be held at 10:00 a.m., Eastern Time, on June 1, 2022, at the offices of Ellenoff Grossman & Schole LLP, located at 1345 Avenue of the Americas, 11th Floor, New York, NY 10105 and virtually via live webcast at https://www.cstproxy.com/biotechacquisition/2022 to consider and vote upon the proposals to be put to the extraordinary general meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, each of the Condition Precedent Proposals have not been approved or if certain conditions under the Merger Agreement are not satisfied or waived.

Voting Power; Record Date

BAC shareholders will be entitled to vote or direct votes to be cast at the Meeting if they owned ordinary shares at the close of business on March 28, 2022, which is the “record date” for the Meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. BAC warrants do not have voting rights. As of the close of business on the record date, there were 28,750,000 ordinary shares issued and outstanding, of which 23,000,000 were issued and outstanding public shares.

Quorum and Vote of BAC Shareholders

A quorum of BAC shareholders is necessary to hold a valid meeting. A quorum will be present at the Meeting if a majority of the issued and outstanding ordinary shares entitled to vote at the Meeting are represented in person or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting. As of the record date for the Meeting, 14,375,001 ordinary shares would be required to achieve a quorum.

The Sponsor has agreed to vote all of its ordinary shares in favor of the proposals being presented at the Meeting. As of the date of this proxy statement/prospectus, the Sponsor (including BAC’s independent directors) owns 20.0% of the issued and outstanding ordinary shares.

The proposals presented at the Meeting require the following votes:

•        Business Combination Proposal:    The approval of the Business Combination Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Meeting.

•        Domestication Proposal:    The approval of the Domestication Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Meeting.

•        Certificate of Incorporation Proposal:    The Certificate of Incorporation Proposal must be approved by a special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds of the holders of ordinary shares who, being present or by proxy and entitled to vote at the Meeting, vote at the Meeting.

•        Organizational Documents Proposals:    The separate approval of each of the Organizational Documents Proposals requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Meeting.

•       Director Election Proposal:    The approval of the Director Election Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Meeting.

•       Nasdaq Proposal:    The approval of the Nasdaq Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Meeting.

•        Incentive Award Plan Proposal:    The approval of the Incentive Award Plan Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Meeting.

•        ESPP Proposal:    The approval of the ESPP Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Meeting.

•        Adjournment Proposal:    The approval of the Adjournment Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Meeting.

Redemption Rights

Pursuant to the Cayman Constitutional Documents, a public shareholder may request that BAC redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a holder of public shares, you will be entitled to receive cash for any public shares to be redeemed only if you:

•        (a) hold public shares or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares;

•        submit a written request to Continental Stock Transfer & Trust Company, BAC’s transfer agent, that BAC redeem all or a portion of your public shares for cash; and

•        deliver your public shares to Continental Stock Transfer & Trust Company, BAC’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on May 27, 2022 (two business days before the Meeting) in order for their shares to be redeemed.

Holders of units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, BAC’s transfer agent, directly and instruct them to do so. Public shareholders may elect to redeem all or a portion of the public shares held by them regardless of if or how they vote in respect of the Business Combination Proposal.

If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, BAC’s transfer agent, BAC will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of April 30, 2022, this would have amounted to approximately $10.00 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. The redemption takes place following the Domestication and, accordingly, it is shares of Blade Biotherapeutics’ common stock that will be redeemed immediately prior to the consummation of the Business Combination. See “Extraordinary General Meeting of BAC — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each director of BAC have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Insider Letter. As of the date of this proxy statement/prospectus, the Sponsor (including BAC’s independent directors) owns 20.0% of the issued and outstanding ordinary shares.

Holders of the warrants will not have redemption rights with respect to the warrants.

Appraisal Rights

Neither BAC shareholders nor BAC warrant holders have appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. BAC has engaged Morrow Sodali LLC to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of BAC — Revoking Your Proxy.”

Interests of BAC’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of the BAC Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and BAC’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of BAC shareholders and warrant holders generally. The BAC Board was aware of and considered these interests, among other matters, in evaluating the Business Combination. These interests include the interests listed below:

•       The fact that the Sponsor paid an aggregate of $25,000 (approximately $0.004 per share) for the Founder Shares (5,750,000 ordinary shares), which will have a significantly higher value at the time of the Business Combination, if it is consummated, and, based on the closing trading price of ordinary shares on April 8, 2022, which was $9.85, would have an aggregate value of $56,637,500. If BAC does not consummate the Business Combination or another initial business combination by January 28, 2023, and BAC is therefore required to be liquidated, these shares would be worthless, because Founder Shares are not entitled to participate in any redemption or liquidation of the trust account. Moreover, based on the difference of $9.996 between the purchase price that the Sponsor paid for the Founder Shares, compared to the purchase price of $10.00 per unit sold in the Initial Public Offering, the Sponsor may earn a positive rate of return even if the share price of Blade Biotherapeutics after the Closing falls below the price initially paid for the units in the Initial Public Offering and the public shareholders experience a negative rate of return following the Closing of the Business Combination;

•       The fact that the private placement warrants purchased by the Sponsor will be worthless if BAC does not consummate a business combination. Based on the closing trading price of public warrants on April 8, 2022, the aggregate value of the 6,000,000 private placement warrants purchased by the Sponsor would be $1,560,000;

•        The fact that if the trust account is liquidated, including in the event BAC is unable to complete an initial business combination by January 28, 2023, the Sponsor has agreed to indemnify BAC to the extent necessary to preserve the Funds in the trust account, provided that such obligation shall only apply to the extent claims for services rendered or contracted for or products sold to BAC reduce the amount of funds in the trust account to below $10.00 per public share, excluding any such claims by a person who executed a waiver of any and all rights to seek access to the trust account and excluding any such claims under BAC’s indemnity of the underwriters of its Initial Public Offering against certain liabilities, including liabilities under the Securities Act;

•        The fact that the Sponsor waived its rights to receive distributions from the trust account with respect to the Founder Shares upon BAC’s liquidation if BAC is unable to consummate its initial business combination;

•        The fact that, in exchange for serving on BAC’s board of directors, and for no additional consideration, each of BAC’s independent directors (Mr. Bernard, Mr. Kim and Mr. Montanari) received a noncontrolling membership interest in the Sponsor pursuant to which such director will receive 25,000 of the Sponsor’s Founder Shares upon the consummation of the Business Combination or another initial business combination. Based on the closing trading price of ordinary shares on April 8, 2022, which was $9.85, the value of such Founder Shares would be $246,250;

•        The fact that, in exchange for serving in his capacity at BAC, and for no additional consideration, Mr. Thomas Fratacci (Chief Financial Officer) received a noncontrolling membership interest in the Sponsor pursuant to which he will receive 10,000 of the Sponsor’s Founder Shares upon the consummation of the Business Combination or another initial business combination. Based on the closing trading price of ordinary shares on April 8, 2022, which was $9.85, the value of such Founder Shares would be $98,500;

•        The fact that Mr. Albert Hummel (Chief Investment Officer and Director) made a personal investment in the Sponsor in the amount of $668,202 and received in return noncontrolling membership interests in the Sponsor pursuant to which he will receive 606,111 of the Sponsor’s Founder Shares and 668,202 of the Sponsor’s private placement warrants upon the consummation of the Business Combination or another initial business combination. Based on the closing trading prices of ordinary shares and warrants, respectively, on April 8, 2022, which were $9.85 and $0.26, respectively, the value of such Founder Shares would be $5,970,193.35 and the value of such private placement warrants would be $173,732.52;

•        The fact that, in the case of each of the directors and executive officers referred to above, if BAC does not consummate the Business Combination or another initial business combination by January 28, 2023, and BAC is therefore required to be liquidated, the Founder Shares and Private Placement Warrants referred to would be worthless. Moreover, based on the difference in the purchase price of such Founder Shares, compared to the purchase price of $10.00 per unit sold in the Initial Public Offering, each such director and officer may earn a positive rate of return even if the share price of Blade Biotherapeutics after the Closing falls below the price initially paid for the units in the Initial Public Offering and the public shareholders experience a negative rate of return following the Closing of the Business Combination;

•       The fact that Dr. Michael Shleifer, BAC’s Chairman and Chief Executive Officer, is anticipated to serve as a director of Blade Biotherapeutics if the Business Combination is consummated, for which service he would expect to be compensated, although the amount of compensation for Blade Biotherapeutics directors has not yet been determined. Dr. Shleifer’s compensation shall be determined by the Blade Biotherapeutics’ board of directors, based on compensation data provided by an independent compensation advisor (presenting data reported by peer companies in the biotech industry with similar market capitalization to Blade Biotherapeutics). The annual base cash compensation is expected to be in the $35,000 to $40,000 range;

•        The fact that, if BAC’s officers or directors or affiliates of BAC incur out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination, they would be reimbursed by BAC for such expenses only if the Business Combination or another initial business combination is consummated. As of April 30, 2022, no directors, officers or affiliates of BAC have incurred any expenses for which they expect to be reimbursed at the Closing and no such expenses are expected to be incurred in the future;

•        The fact that, pursuant to the Underwriting Agreement entered into by BAC and Cantor in connection with the Initial Public Offering, upon consummation of the Business Combination, deferred underwriting commissions equal to 3.5% of the $200,000,000 gross proceeds received by BAC in the base Initial Public Offering and 5.5% of the $30,000,000 gross proceeds received by BAC in connection with the full exercise of the underwriters’ over-allotment option in the Initial Public Offering (the “Cantor Deferred Underwriting Fee”), will be payable to Cantor. Accordingly, Cantor has an interest in BAC completing the Business Combination because, if the Business Combination (or another business combination) is not consummated, Cantor will not receive the Cantor Deferred Underwriting Fee;

•        The fact that, pursuant to the Cantor Engagement Letter, Cantor will be paid a fee (the “Cantor Transaction Fee”) at and contingent upon the Closing. Additionally, pursuant to the Cantor Engagement Letter, at the Closing, Cantor will be reimbursed for reasonable out-of-pocket costs and expenses not to exceed $50,000 (including fees and disbursements to legal counsel). Accordingly, Cantor has an interest in BAC completing the Business Combination because, if the Business Combination or another business combination is not consummated, Cantor will not receive the Cantor Transaction Fee and Cantor will not be reimbursed for expenses pursuant to the Cantor Engagement Letter; and

•        The fact that, pursuant to the Cantor and Barclays Engagement Letter, Cantor and Barclays will be paid an aggregate placement fee of up to 5% of the gross proceeds to BAC from the PIPE Investment (excluding proceeds from PIPE Investors that were Blade Stockholders as of the date they entered into Subscription Agreements, for which Cantor and Barclays would be paid a placement fee of only 3%). Accordingly, Cantor and Barclays have an interest in BAC completing the PIPE Investment and the Business Combination because, if the PIPE Investment is not consummated, Cantor and Barclays will not receive the placement fee.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each director of BAC have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Insider Letter. As of the date of this proxy statement/prospectus, the Sponsor (including BAC’s independent directors) owns 20% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or BAC’s securities, the Sponsor, Blade or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Condition Precedent Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of BAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Blade or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the Meeting, vote in favor of the Business Combination Proposal, the Director Election Proposal, the Incentive Award Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the Meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) BAC’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Meeting and would likely increase the chances that such proposals would be approved. BAC will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the BAC shareholders at the Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of BAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of BAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Recommendation to Shareholders of BAC

the BAC Board believes that the Business Combination Proposal and the other proposals to be presented at the Meeting are in the best interest of BAC and BAC’s shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal, “ FOR” the Certificate of Incorporation Proposal, “FOR” the Nasdaq Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Incentive Award Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the extraordinary general meeting.

The existence of financial and personal interests of one or more of BAC’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of BAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, BAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of BAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination. These figures assume (i) that no public shareholders exercise their redemption rights in connection with the Business Combination or our extension proposal and (ii) that Blade Biotherapeutics issues or, as applicable, reserves for issuance in respect of Blade Awards outstanding as of immediately prior to the Closing that will be converted into awards based on Blade Biotherapeutics’ common stock, an aggregate of approximately 27.7 million shares of Blade Biotherapeutics common stock as the Merger Consideration pursuant to the Merger Agreement. If the actual facts are different from these assumptions, the below figures will be different.

(in millions)	Assuming No Redemptions of Public Shares		Assuming Redemption to $75 Million Cash Minimum
Sources:
Blade Rollover Equity	$280.0		$280.0
Proceeds from Trust Account	230.0		50.7
Proceeds from PIPE Investors	24.3		24.3
Total Sources	$534.3		$355.0

Uses:
Equity Consideration to Existing Investors	$280.0		$280.0
Cash to Balance Sheet	231.1		53.3
Estimated Transaction Fees & Expenses	23.2	(1)	21.7	(1)
Total Uses	$534.3		$355.0

____________

(1)     Difference represents incentive fees to advisors that they would forego in the case of maximum redemptions.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the Domestication and exercise of redemption rights, please see “U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of BAC as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Blade Biotherapeutics immediately following the Domestication will be the same as those of BAC immediately prior to the Domestication.

The Business Combination

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with GAAP. Under the guidance in ASC 805, BAC is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is expected to be reflected as the equivalent of Blade issuing stock for the net assets of BAC, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Blade.

Emerging Growth Company

BAC is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in BAC’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards.

The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. BAC has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, BAC, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of BAC’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of BAC’s initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Risk Factors

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Blade Therapeutics, Inc. and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Blade Biotherapeutics and its subsidiaries following the consummation of the Business Combination.

In evaluating the proposals to be presented at the BAC extraordinary general meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors,” Which include, but are not limited to, the following:

•        The marketing and sale of cudetaxestat or future approved products may be unsuccessful or less successful than anticipated. We are heavily dependent on the success of cudetaxestat, which has not been approved for the treatment of idiopathic pulmonary fibrosis or nonalcoholic steatohepatitis.

•        Preclinical and clinical development is a lengthy and expensive process with an uncertain outcome. Our preclinical and clinical programs may experience delays or may never advance to clinical trials, which would adversely affect our clinical development and ability to obtain regulatory approvals or commercialize our product candidates on a timely basis or at all, which could have an adverse effect on our business. Results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results or approved label for clinical use. Preclinical and clinical failure can occur at any stage of clinical development.

•        We may not be successful in our efforts to use and expand our novel, proprietary target discovery platform to build a pipeline of product candidates.

•        The regulatory approval processes of the FDA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable which may affect the commercial viability of our products in development.

•        If we experience delays or difficulties in the enrollment and/or retention of patients in clinical trials, our regulatory submissions or receipt of necessary marketing approvals could be delayed or prevented.

•        Our product candidates may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

•        In connection with our global clinical trials, local regulatory authorities may have differing perspectives on clinical protocols and safety parameters, which impacts the way we conduct these global clinical trials and could negatively impact our chances for obtaining regulatory approvals or marketing authorization in these jurisdictions, or for obtaining the requested label or dosage for our product candidates, if regulatory approvals or marketing authorizations are obtained.

•       We may not be able to obtain orphan drug designation or obtain or maintain the benefits associated with orphan drug designation, such as orphan drug exclusivity and, even if we do, that exclusivity may not prevent the FDA or other comparable foreign regulatory authorities, from approving competing products.

•        The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

•        Legislative and regulatory activity may exert downward pressure on potential pricing and reimbursement for any of our product candidates, if approved, that could materially affect the opportunity to commercialize.

•        We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

•        Pharmaceutical patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position.

•        Our inability to protect our intellectual property or failure to maintain the confidentiality and integrity of data or other sensitive company information, by cyber-attack or other event, could have a material adverse effect on our business.

•        A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm our business.

•        Our business, results of operations and future growth prospects could be materially and adversely affected by the COVID-19 pandemic.

•        We currently rely, and plan to rely on in the future, third parties to conduct and support our preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates.

•        The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

•        BAC and Blade will incur significant transition costs in connection with the Business Combination.

•        If the Business Combination benefits do not meet the expectation of investors or securities analysts, the market price of Blade Biotherapeutics’ securities, or following the consummation of the Business Combination, Blade Biotherapeutics’ securities may decline.

•        We may be subject to securities litigation, which is expensive and could divert management attention.

•        Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect the business, investments and results of operations of Blade Biotherapeutics.

•        Blade Biotherapeutics will incur significantly increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition, and results of operations.

•        BAC (or Blade Biotherapeutics following the Business Combination) could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions.

•        An active, liquid trading market for Blade Biotherapeutics’ common stock may not develop and be sustained, which may limit your ability to sell your shares.

•       Blade Biotherapeutics’ stock price may be volatile or may decline regardless of our operating performance. You may lose some or all of your investment.

SELECTED HISTORICAL FINANCIAL INFORMATION OF BAC

The selected historical condensed statement of operations data for year ended December 31, 2021 and the selected historical condensed balance sheet data as of December 31, 2021 have been derived from BAC’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. In the opinion of BAC’s management, the audited consolidated financial statements include all adjustments necessary to state fairly BAC’s financial position as of December 31, 2021 and its results of operations for the year ended December 31, 2021.

Year Ended December 31, 2021
(Audited)
Statement of Operations Data:
Operating and formation costs	$(1,570,165)
Other expense	(5,294,416)
Net loss	$(6,864,581)

Basic and diluted weighted average ordinary shares outstanding, Class A ordinary shares	21,235,616

Basic and diluted net loss per ordinary share, Class A ordinary shares	$(0.25)

Basic and diluted weighted average ordinary shares outstanding, Class B ordinary shares	5,692,466

Basic and diluted net loss per ordinary share, Class B ordinary shares	$(0.25)
December 31, 2021
(Audited)
Balance Sheet Data:
Working capital deficit	$(14,349)
Total assets	$230,320,701
Total liabilities	$27,469,212
Class A ordinary shares subject to possible redemption	$230,021,238
Total shareholders’ deficit	$(27,169,749)

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA OF BLADE

The selected historical consolidated statement of operations data for the years ended December 31, 2021 and 2020, and the selected historical consolidated balance sheet data of Blade presented below as of December 31, 2021 and 2020 have been derived from Blade’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read carefully the following selected information in conjunction with “Blade’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Blade’s historical consolidated financial statements and accompanying footnotes, included elsewhere in this proxy statement/prospectus.

	Years Ended December 31,
	2021	2020
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data
Operating expenses
Research and development	$21,675	$26,892
General and administrative	9,039	5,847
Total operating expenses	30,714	32,739
Loss from operations	(30,714)	(32,739)
Interest expense, net	(2,560)	(965)
Change in fair value of convertible notes, tranche obligation and warrants	(3,402)	(2,677)
Other income (expense), net	(2,851)	369
Loss before provision for income taxes	(39,527)	(36,012)
Provision for income taxes	(2)	(1)
Net loss	$(39,529)	$(36,013)
Net loss per share attributable to common stockholders, basic and diluted	$(2.99)	$(4.00)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	13,210,927	9,006,819
	December 31,
	2021	2020
	(in thousands)
Consolidated Balance Sheet Data

Cash and cash equivalents	$2,299	$11,486
Total assets	5,929	14,008
Convertible notes payable at fair value, current	46,360	23,410
Term loan payable	3,297	5,207
Total liabilities	83,816	54,634
Convertible preferred stock	89,107	89,107
Accumulated deficit	(174,815)	(135,286)
Total liabilities, convertible preferred stock and stockholders’ deficit	5,929	14,008

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma information”) gives effect to the Merger. The Merger will be accounted for as a reverse recapitalization under accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, BAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the combined company will represent a continuation of the financial statements of Blade with the Merger treated as the equivalent of Blade issuing stock for the net assets of BAC, accompanied by a recapitalization with no goodwill or other intangible assets recorded. Operations prior to the Merger will be presented as those of Blade in future reports of the combined company.

The summary unaudited pro forma condensed combined balance sheet data as of December 31, 2021 gives pro forma effect to the Merger as if it had occurred on December 31, 2021. The summary unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2021 gives pro forma effect to the Merger as if it had occurred on January 1, 2021.

The summary pro forma information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements of the combined company appearing elsewhere in this proxy statement/prospectus and the accompanying notes, in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical consolidated financial statements of BAC and Blade and related notes included in this proxy statement/prospectus. The summary pro forma information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Merger been completed as of the dates indicated. In addition, the summary pro forma information does not purport to project the future financial position or operating results of the combined company.

The following table presents summary pro forma information after giving effect to the Merger and other events contemplated by the Business Combination Agreement, presented under three scenarios:

•        No Redemption Scenario:    This scenario assumes that no public stockholders of BAC exercise redemption rights with respect to their Class A ordinary shares for a pro rata share of the funds in BAC’s Trust Account.

•        $75 Million Minimum Cash Redemption Scenario:    This scenario assumes that stockholders holding 17,941,265 shares of Class A Common Stock will exercise their redemption rights for an aggregate payment of $179.4 million of funds from BAC’s Trust Account, which is derived from the number of shares that could be redeemed in connection with the Transaction at an assumed redemption price of approximately $10.00 per share, based on the $230.0 million and approximately $91,000 of operating cash in the Trust Account per the unaudited pro forma condensed combined balance sheet as of December 31, 2021, the proceeds of $24.3 million from the PIPE Financing, less the minimum cash requirement of $75.0 million. The redemption amount under this scenario is presented prior to payment of estimated transaction expenses of $21.7 million, including BAC’s deferred underwriting commissions of $8.7 million from the BAC Initial Public Offering and $0.7 million of issuance costs related to the PIPE Financing, incurred in connection with the Merger.

•       Maximum Redemption Scenario:    This scenario assumes that stockholders holding 22,215,149 shares of Class A ordinary shares will exercise their redemption rights for an aggregate redemption payment of $222.2 million using a per share redemption price of approximately $10.00 per share, based on the $230.0 million in the Trust Account and approximately $91,000 of operating cash per the unaudited pro forma condensed combined balance sheet as of December 31, 2021, the proceeds of $24.3 million from the PIPE Financing, the BAC net assets before closing of ($27.2) million, less the minimum net assets required after closing of $5.0 million. The maximum redemption amount is presented prior to payment of estimated transaction expenses of $21.7 million, including BAC’s deferred underwriting commissions of $8.7 million from the BAC Initial Public Offering and $0.7 million of issuance costs related to the PIPE Financing, incurred in connection with the Merger.

        The Maximum Redemption Scenario is included in the pro forma condensed combined consolidated financial statements for illustrative purposes only, as Blade and its Designated Stockholders would need to waive the $75 million Minimum Cash Condition.

	Pro Forma Combined
	No Redemption Scenario	$75 Million Minimum Cash Redemption Scenario	Maximum Redemption Scenario
	(in thousands, except share data)
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data – Year ended December 31, 2021
Operating expenses	$37,831	$36,883	$37,407
Operating loss	(37,831)	(36,883)	(37,407)
Net loss	(47,420)	(47,051)	(47,575)
Basic and diluted net loss per share – basic and diluted,	$(0.85)	$(1.29)	$(1.48)
Weighted-average shares outstanding – basic and diluted	55,552,223	36,456,906	32,183,022

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data – As of December 31, 2021
Total current assets	$242,298	$64,385	$21,647
Total assets	243,325	65,412	22,674
Total current liabilities	14,149	21,160	21,160
Total liabilities	53,303	60,314	60,314
Total stockholders’ equity (deficit)	190,022	5,098	(37,640)

COMPARATIVE PER SHARE DATA

The following table sets forth summary historical comparative share information for BAC and Blade, respectively, and unaudited pro forma condensed combined per share information of Blade Biotherapeutics after giving effect to the Merger and other events contemplated by the Business Combination Agreement, presented under three scenarios:

•        No Redemption Scenario:    This scenario assumes that no public stockholders of BAC exercise redemption rights with respect to their shares of Class A ordinary shares for a pro rata share of the funds in BAC’s Trust Account.

•        $75 Million Minimum Cash Redemption Scenario:    This scenario assumes that stockholders holding 17,941,265 shares of Class A Common Stock will exercise their redemption rights for an aggregate payment of $179.4 million of funds from BAC’s Trust Account, which is derived from the number of shares that could be redeemed in connection with the Transaction at an assumed redemption price of approximately $10.00 per share, based on the $230.0 million and approximately $91,000 of operating cash in the Trust Account per the unaudited pro forma condensed combined balance sheet as of December 31, 2021, the proceeds of $24.3 million from the PIPE Financing, less the minimum cash requirement of $75.0 million. The redemption amount under this scenario is presented prior to payment of estimated transaction expenses of $21.7 million, including BAC’s deferred underwriting commissions of $8.7 million from the BAC Initial Public Offering and $0.7 million of issuance costs related to the PIPE Financing, incurred in connection with the Merger.

•        Maximum Redemption Scenario:    This scenario assumes that stockholders holding 22,215,149 shares of Class A ordinary shares will exercise their redemption rights for an aggregate redemption payment of $222.2 million using a per share redemption price of approximately $10.00 per share, based on the $230.0 million and approximately $91,000 of operating cash in the Trust Account per the unaudited pro forma condensed combined balance sheet as of December 31, 2021, the proceeds of $24.3 million from the PIPE Financing, the BAC net liabilities before closing of ($27.2) million, less the minimum net assets required after closing of $5.0 million. The maximum redemption amount is presented prior to payment of estimated transaction expenses of $21.7 million, including BAC’s deferred underwriting commissions of $8.7 million from the BAC Initial Public Offering and $0.7 million of issuance costs related to the PIPE Financing, incurred in connection with the Merger.

        The Maximum Redemption Scenario is included in the pro forma condensed combined consolidated financial statements for illustrative purposes only, as Blade and its Designated Stockholders would need to waive the $75 million Minimum Cash Condition.

The selected unaudited pro forma condensed combined book value information reflects the Merger as if it had occurred on December 31, 2021. The selected unaudited pro forma weighted-average shares outstanding and condensed combined net loss per share information gives pro forma effect to the Merger as if it had occurred on January 1, 2021.

This information is only a summary and should be read in conjunction with the historical financial statements of BAC and Blade and related notes included elsewhere in this proxy statement/prospectus/information statement. The unaudited pro forma combined per share information of BAC and Blade is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus in the section titled “Unaudited Pro Forma Condensed Combined Financial Statements.”

The unaudited pro forma combined loss per share information below does not purport to represent the loss per share which would have occurred had BAC and Blade been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of BAC and Blade would have been had the companies been combined during the periods presented.

	Historical		Pro Forma
	Blade	BAC	No Redemption	$75 Million Minimum Cash Redemption	Maximum Redemption
As of and for the Year Ended December 31, 2021:
(in thousands, except share and per share data)
Book value per share(1)	$(16.64)	$(4.73)	$3.42	$0.14	$(1.17)
Net loss per share attributable to Blade Biotherapeutics common stockholders, basic and diluted			$(0.85)	$(1.29)	$(1.48)
Weighted-average Blade Biotherapeutics shares used in computing net loss per share, basic and diluted			55,552,223	36,456,906	32,183,022
Net loss per share attributable to Blade common stockholders, basic and diluted	$(2.99)
Weighted-average Blade common shares outstanding, basic and diluted	13,210,927
Net loss per share attributable to BAC Class A ordinary shares, basic and diluted		$(0.25)
Weighted-average BAC Class A ordinary shares used in computing net loss per share, basic and diluted(2)		21,235,616
Net loss per share attributable to BAC Class B ordinary shares, basic and diluted		$(0.25)
Weighted-average BAC Class B ordinary shares used in computing net loss per share, basic and diluted(2)		5,692,466

____________

(1)     Book value per share is calculated as (a) total permanent equity divided by (b) the total number of common shares outstanding classified in permanent equity as of December 31, 2021. Pro forma combined book value per share is calculated as (a) pro forma equity divided by (b) the total number of shares of Blade Biotherapeutics Common Stock outstanding immediately after the Merger.

         For BAC, this excludes an aggregate of 23,000,000 shares of BAC Class A ordinary shares subject to possible redemption as of December 31, 2021 and an aggregate of up to 1,150,000 shares of BAC Class B ordinary shares issued to BAC Sponsor that are subject to forfeiture upon certain triggering events. Under the 75 Million Minimum Cash Redemption Scenario and Maximum Redemption Scenario, 1,150,000 BAC Class B ordinary shares will be forfeited. Under the No Redemption Scenario, it is assumed that none of the BAC Class B ordinary shares will be forfeited based on the triggering events upon closing of the Merger; however, 1,150,000 BAC Class B ordinary shares, the Founder Earnout Shares, will be placed in escrow upon completion of the Merger and subject to forfeiture unless certain conditions are met.

(2)     There were no cash dividends declared for either BAC or Blade in the periods presented.

MARKET PRICE AND DIVIDEND INFORMATION

BAC

Units, Ordinary Shares and Warrants

BAC units commenced public trading on January 26, 2021, and BAC ordinary shares and warrants became eligible for separate public trading on March 18, 2021. Any remaining BAC units whose holders have not had them separated into their component securities will automatically separate into their component securities upon consummation of the Business Combination and, as a result, will cease to exist as a separate security. It is proposed that, in conjunction with the Domestication (as defined below), BAC will change its name from “Biotech Acquisition Company” to “Blade Biotherapeutics, Inc.” BAC intends to apply to continue the listing of its common stock and warrants on Nasdaq under the symbols “BBTX” and “BBTXW,” respectively, upon the Closing.

Holders

As of the close of business on the Record Date, BAC had outstanding 23,000,000 Class A ordinary shares and 5,750,000 Class B ordinary shares. As of the close of business on the Record Date, there was one holder of record of units, one holder of record of Class A ordinary shares, one holder of record of Class B ordinary shares, one holder of record of public warrants and one holder of record of private warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, ordinary shares and warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

BAC has not paid any cash dividends on its ordinary shares to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon BAC’s revenues and earnings, if any, capital requirements and general financial condition following completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the board of directors at such time.

Blade

There is no public market for Blade equity securities.

RISK FACTORS

BAC shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the relevant proposals described in this proxy statement/prospectus.

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Blade Therapeutics, Inc. and its subsidiaries prior to the consummation of the Business Combination, which will be the business of Blade Biotherapeutics and its subsidiaries following the consummation of the Business Combination.

Risks Related to the SPAC Business Combinations, BAC, and SPACs Generally

The Merger Agreement includes a Minimum Cash Condition as a Condition to the consummation of the Merger, which may make it more difficult for BAC to complete the Business Combination as contemplated.

The Merger Agreement provides that Blade’s obligation to consummate the Business Combination is conditioned on, among other things, that as of the Closing, BAC must retain at least $75,000,000 in cash and cash equivalents, including funds remaining in the trust account (after giving effect to the completion and payment of any redemptions and after consideration of expenses) and the proceeds of any PIPE Investment, prior to paying any of BAC’s expenses and liabilities due at the Closing.

This condition is for the sole benefit of Blade and can be waived only by Blade and the Designated Stockholders (as defined in the Merger Agreement). If such condition is not met, and such condition is not or cannot be waived under the terms of the Merger Agreement, then the Merger Agreement could be terminated and the proposed Business Combination may not be consummated. This condition would not be met in the event that 78.01% of the public shares are redeemed in connection with the Closing.

If such conditions are waived and the Business Combination is consummated with less than the Minimum Available Cash Amount in the Trust Account, the cash held by Blade Biotherapeutics and its subsidiaries, after the Closing may not be sufficient to allow Blade Biotherapeutics to operate and pay Blade Biotherapeutics’ bills as they become due. Furthermore, Blade and its Designated Stockholders do not intend to waive the closing Minimum Cash Condition. There can be no assurance that Blade or the Designated Stockholders could and would waive the Minimum Cash Condition. Furthermore, as provided in the Cayman Constitutional Documents, in no event will BAC redeem its public shares in an amount that would cause BAC’s net tangible assets to be less than $5,000,001. If such conditions are not met, then the Merger Agreement could be terminated and the proposed Business Combination would not be consummated.

In the event that the Minimum Cash Condition is not met or waived, then BAC may not complete the Business Combination with Blade and will have limited time to seek another acquisition target.

BAC’s affiliates are not obligated to make loans to BAC in the future (other than the Sponsor’s commitment to provide BAC loans in order to finance transaction costs in connection with a business combination). The additional exercise of redemption rights with respect to a large number of BAC’s public shareholders may make BAC unable to take such actions as may be desirable in order to optimize the capital structure of Blade Biotherapeutics after consummation of the Business Combination and BAC may not be able to raise additional financing from unaffiliated parties necessary to fund the Combined Company’s expenses and liabilities after the Closing. Any such event in the future may negatively impact the analysis regarding BAC’s ability to continue as a going concern at such time.

The ability of public shareholders to exercise redemption rights with respect to public shares may prevent BAC from completing the Business Combination or maximizing its capital structure.

BAC does not know how many public shareholders will ultimately exercise their redemption rights in connection with the Business Combination. As such, the Business Combination is structured based on BAC’s expectations (and those of other parties to the Merger Agreement) as to the amount of funds available in the trust account after giving effect to any redemptions of public shares.

It is a condition to Blade’s obligation to close the Business Combination, that, upon the Closing, BAC have cash and cash equivalents, including funds remaining in the trust account (after giving effect to the completion and payment of the redemption) and the proceeds of any PIPE Investment, after giving effect to the payment of BAC’s unpaid transaction expenses and liabilities, equal to at least $75,000,000 (prior to giving effect to the payment of BAC’s unpaid transaction expenses and liabilities (other than payments required in connection with the redemption)). If too many public shareholders elect to redeem their shares or Blade and the Designated Stockholders do not waive the condition described in the preceding sentence as a condition to the Closing and/or a sufficient number of PIPE Investors default upon obligations pursuant to Subscription Agreements, the proceeds from the PIPE Investment alone may be insufficient to complete the Business Combination and additional third-party financing may not be available to BAC. For information regarding the parameters of the minimum cash condition described in this paragraph, please see the sections of this proxy statement/prospectus entitled “Business Combination Proposal — The Merger Agreement — Covenants and Agreements” and “Business Combination Proposal — The Merger Agreements — Closing Conditions.”

There are risks to BAC shareholders who are not affiliates of the Sponsor becoming stockholders of Blade Biotherapeutics through the Business Combination rather than acquiring securities of Blade directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of Blade Biotherapeutics’ securities in connection therewith, investors will not receive the benefit of any outside independent review of BAC’s and Blade’s respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (FINRA) and the national securities exchange on which such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, BAC’s shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.

If Blade became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time the registration statement became effective, that the statements therein (other than the audited consolidated financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” In order to fulfill its duty to conduct a “reasonable investigation,” an underwriter will, in addition to conducting a significant amount of due diligence on its own, usually require that an issuer’s independent registered public accounting firm provide a comfort letter with respect to certain numbers included in the registration statement and will require the law firm for the issuer to include in its legal opinion to the underwriters a statement that such counsel is not aware of any material misstatements or omissions in the initial public offering registration statement (“Counsel Negative Assurance Statements”). Auditor comfort letters and Counsel Negative Assurance Statements are generally not required in connection with private companies going public through a merger with a special purpose acquisition company, such as in the Business Combination, and no auditor comfort letters or Counsel Negative Assurance Statements have been requested or obtained in connection with the Business Combination or the preparation of this proxy statement/prospectus.

In addition, the amount of due diligence conducted by BAC and its advisors in connection with the Business Combination may not be as high as would have been undertaken by an underwriter in connection with an initial public offering of Blade. Accordingly, it is possible that defects in Blade’s business or with Blade’s management that would have been discovered if Blade conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of Blade Biotherapeutics securities.

Unlike an underwritten initial public offering, the initial trading of Blade Biotherapeutics securities will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the listing of Blade Biotherapeutics securities on Nasdaq could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Blade Biotherapeutics securities during the period immediately following the Closing.

Furthermore, the Sponsor and certain of BAC’s directors and executive officers have interests in the Business Combination that may be different from, or in addition to, the interests of our shareholders generally. Such interests may have influenced BAC’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus solicitation statement/prospectus. See “— Since the Sponsor and BAC’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of BAC’s shareholders, a conflict of interest may have existed in determining whether the Business Combination with Blade is appropriate as BAC’s initial business combination. Such interests include that the Sponsor will lose its entire investment in BAC if the Business Combination is not completed.” and “Business Combination Proposal — Interests of BAC’s Directors and Officers in the Business Combination.” In addition, the value of the Sponsor’s founder shares will be significantly greater than the amount the Sponsor paid to purchase such shares in the event we complete an initial business combination, even if the Business Combination causes the trading price of Blade Biotherapeutics’ securities to materially decline.

Since the Sponsor and BAC’s directors and officers have interests that are different, or in addition to (and which may conflict with), the interests of BAC’s shareholders, a conflict of interest may have existed in determining whether the Business Combination with Blade is appropriate as BAC’s initial business combination. Such interests include that the Sponsor will lose its entire investment in BAC if the Business Combination is not completed.

When you consider the recommendation of the BAC Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and BAC’s directors and officers have interests in such proposal that are different from, or in addition to, those of BAC’s shareholders and warrant holders generally. The BAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and transaction agreements and in determining whether to approve the Business Combination. These interests include, among other things, the interests listed below:

•        Prior to BAC’s initial public offering, the Sponsor purchased 5,750,000 BAC Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.004 per share. As a result of the significantly lower investment per share of the Sponsor as compared with the investment per share of public shareholders, a transaction which results in an increase in the value of the investment of the Sponsor may result in a decrease in the value of the investment of public shareholders. In addition, if BAC does not consummate a business combination by January 28, 2023, it would cease all operations except for the purpose of winding up, redeeming all of the outstanding public shares for cash and, subject to the approval of its remaining shareholders and the BAC Board, liquidating and dissolving, subject in each case to its obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law. In such event, the 5,750,000 BAC Class B ordinary shares owned by the Sponsor would be worthless because following the redemption of the public shares, BAC would likely have few, if any, net assets and because the Sponsor and BAC’s directors and officers have agreed to waive their respective rights to liquidating distributions from the trust account in respect of any BAC ordinary shares held by it or them, as applicable, if BAC fails to complete a business combination within the required period. Additionally, in such event, the 6,000,000 private placement warrants purchased by the Sponsor simultaneously with the consummation of BAC’s Initial Public Offering for an aggregate purchase price of $6,000,000 will also expire worthless. BAC’s directors and executive officers also have a direct or indirect economic interest in such private placement warrants and in the 5,750,000 BAC Class B ordinary shares owned by the Sponsor. The shares of Blade Biotherapeutics’ common stock into which the 5,750,000 BAC Class B ordinary shares held by the Sponsor will automatically convert in connection with the Merger (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $56.6 million based upon the closing price of $9.85 per public share on Nasdaq on April 8, 2022, the most recent practicable date prior to the date of this proxy statement/consent solicitation statement/prospectus. However, given that such shares of common stock of the Blade Biotherapeutics will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, BAC believes such shares have less value.

•        The 6,000,000 Blade Biotherapeutics warrants into which the 6,000,000 private placement warrants held by the Sponsor will automatically convert in connection with the Merger (including after giving effect to the Domestication), if unrestricted and freely tradable, would have had an aggregate market value of approximately $1.6 million based upon the closing price of $0.26 per public warrant on Nasdaq on April 8, 2022, the most recent practicable date prior to the date of this proxy statement/prospectus solicitation/prospectus. On April 29, 2021, the closing sale prices of BAC’s units, ordinary shares and warrants were $9.95, $9.86, and $0.19, respectively.

•        The potential continuation of certain of BAC’s directors as directors of Blade Biotherapeutics.

•        Michael Shleifer, Wendye Robbins, Mark Timney, Lloyd Klickstein, James Scopa, Luke Evnin, John A. Hohneker and Carl Goldfischer are expected to be directors of Blade Biotherapeutics after the consummation of the Business Combination. As such, in the future, each of the foregoing may receive fees for his or her service as a director, which may consist of cash or stock-based awards, and any other remuneration that the Blade Biotherapeutics’ board of directors determines to pay to its non-employee directors.

•        BAC’s existing directors and officers will be eligible for continued indemnification and continued directors’ and officers’ liability insurance coverage after the Merger.

•        In order to protect the amounts held in BAC’s trust account, the Sponsor has agreed that it will be liable to BAC if and to the extent any claims by a third party (other than BAC’s independent auditors) for services rendered or products sold to BAC, or a prospective target business with which BAC has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under BAC’s indemnity of the underwriters of BAC’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•        BAC’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them related to identifying, investigating, negotiating and completing an initial business combination. However, if BAC fails to consummate a business combination by January 28, 2023, they will not have any claim against the trust account for reimbursement. Accordingly, BAC may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by such date.

The existence of personal and financial interests of one or more of BAC’s directors may result in a conflict of interest on the part of such director(s) between what he or she may believe is in the best interests of BAC and its shareholders and what he or she may believe is best for himself or herself in determining to recommend that shareholders vote for the Proposals. For additional information on the interests and relationships of the Sponsor, initial shareholders, and BAC’s directors and officers in the Business Combination see the sections titled “Summary of the Proxy Statement/Prospectus — Interests of BAC’s Directors and Executive Officers in the Business Combination,” “Business Combination Proposal — Interests of BAC’s Directors and Executive Officers in the Business Combination,” “BAC’s Board of Directors’ Reasons for the Business Combination,” “Interests of BAC’s Directors and Executive Officers in the Business Combination” and “Beneficial Ownership of Securities.”

The personal and financial interests of the Sponsor as well as BAC’s directors and officers may have influenced their motivation in identifying and selecting Blade as a business combination target, completing an initial business combination with Blade and influencing the operation of the business following the initial business combination. In considering the recommendations of BAC Board to vote for the proposals, its BAC shareholders should consider these interests.

Subsequent to the consummation of the Business Combination, the Combined Company may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause Blade Biotherapeutics’ stockholders to lose some or all of their investment.

Although BAC has conducted due diligence on Blade, BAC cannot assure public shareholders that this diligence revealed all material issues that may be present in Blade’s businesses, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of BAC’s or Blade’s control will not later arise. As a result, following the Business Combination the Combined Company may be forced to later write-down or write-off assets, restructure the Combined Company’s operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with BAC’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on the Combined Company’s liquidity, the fact that the Combined Company may report charges of this nature could contribute to negative market perceptions about the Combined Company or Blade Biotherapeutics’ securities. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by BAC’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

The Sponsor has entered into a letter agreement with BAC to vote in favor of the Business Combination, regardless of how BAC public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor, pursuant to a letter agreement entered in connection with BAC’s initial public offering (the “Insider Letter”), has agreed, among other things, to vote in favor of all the proposals being presented at the Meeting, including the Business Combination Proposal and the transactions contemplated thereby (including the Merger). As of the date of this proxy statement/prospectus, the Sponsor owns approximately 20.0% of the issued and outstanding ordinary shares (excluding the private placement shares underlying the private placement warrants). Accordingly, the Business Combination could be approved even if the majority of the votes cast by the public shareholders are against it.

The Insider Letter may be amended without shareholder approval.

The Insider Letter contains provisions relating to transfer restrictions of BAC’s Class B ordinary shares and other BAC securities held by the Sponsor, indemnification of the trust account and waiver of redemption rights and participation in liquidation distributions from the trust account. The Insider Letter may be amended by the parties thereto, without shareholder approval. While BAC does not expect the BAC Board to approve any amendment to this agreement prior to the Business Combination, it may be possible that the BAC Board, in exercising its business judgment and subject to its fiduciary duties and any restrictions under the Merger Agreement, chooses to approve one or more amendments to such agreement. Any such amendment may have an adverse effect on the value of an investment in BAC’s securities or the likelihood that there will not be public share redemptions that could affect the ability to consummate the Business Combination.

The exercise of BAC’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in BAC’s shareholders’ best interest.

In the period leading up to the Closing of the Business Combination, events may occur that, pursuant to the Merger Agreement, would require BAC to agree to amend the Merger Agreement, to consent to certain actions taken by Blade, or to waive rights that BAC is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Blade’s business, a request by Blade to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement, or the occurrence of other events that would have a material adverse effect on Blade’s business and would entitle BAC to terminate the Merger Agreement. In any of such circumstances, it would be at BAC’s discretion, acting through the BAC Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is best for BAC and BAC’s shareholders and what he or she or they may believe is best for himself or herself in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, BAC does not believe there will be any changes or waivers that BAC’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, BAC will circulate a new or amended proxy statement/prospectus and re-solicit BAC’s shareholders if changes to the terms of the transaction that would have a material impact on BAC’s shareholders are required prior to the vote on the Business Combination Proposal.

The Sponsor, BAC’s directors, officers, advisors, and their affiliates may elect to purchase public shares prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of BAC ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding BAC or BAC’s securities, the Sponsor or BAC’s directors, officers, advisors or affiliates may purchase public shares from institutional and other investors, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record or beneficial holder of BAC shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor and/or their directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that (i) the Business Combination Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Nasdaq Proposal, the Incentive Award Plan Proposal, the ESPP Proposal and the Adjournment Proposal are approved by the affirmative vote of holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the Meeting, vote at the Meeting, (ii) the Domestication Proposal and the Certificate of Incorporation Proposal are approved by the affirmative vote of holders of a majority of at least two-thirds of ordinary shares who, being present in person or represented by proxy and entitled to vote at the Meeting, vote at the Meeting, (iii) the Minimum Available Cash Condition is met and/or otherwise limit the number of public shares electing to redemption, and (iv) BAC’s net tangible assets (as determined in accordance with Rule 3a51-1(g) (1) of the Exchange Act) being at least $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Investment.

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Meeting and would likely increase the chances that such proposals would be approved.

In addition, if such purchases are made, the public “float” of BAC public shares and the number of beneficial holders of BAC securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing, or trading of BAC’s securities on a national securities exchange.

There can be no assurance that Blade Biotherapeutics’ common stock and warrants that will be issued in connection with the Business Combination will be approved for listing on the Nasdaq Global Market following the Closing, or that the Blade Biotherapeutics will be able to comply with the continued listing rules of the Nasdaq Global Market.

BAC’s securities are currently listed on the Nasdaq Capital Market, and it is anticipated that, following the Business Combination, Blade Biotherapeutics’ securities will be listed on the Nasdaq Global Market. However, BAC cannot assure you that Blade Biotherapeutics’ securities will be listed on Nasdaq following the Closing and will continue to be listed on Nasdaq in the future. In order to continue listing its securities on Nasdaq, Blade Biotherapeutics must maintain certain financial, distribution and stock price levels. Additionally, in connection with the Business Combination, Blade Biotherapeutics will be required to demonstrate compliance with the Nasdaq Global Market’s initial listing requirements, which are more rigorous than the continued listing requirements. BAC cannot assure you that Blade Biotherapeutics will be able to meet those initial listing requirements at that time.

If Nasdaq delists Blade Biotherapeutics’ securities from trading on its exchange and Blade Biotherapeutics is not able to list its securities on another national securities exchange, Blade Biotherapeutics’ securities could be quoted on an over-the-counter market. If this were to occur, Blade Biotherapeutics could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for its securities;

•        a determination that Blade Biotherapeutics’ common stock is a “penny stock” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Blade Biotherapeutics’ securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The continued eligibility for listing of Blade Biotherapeutics’ securities may depend on, among other things, the number of BAC’s shares that are redeemed.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because BAC’s units and BAC’s Class A ordinary shares and warrants are listed on Nasdaq, BAC’s units, Class A ordinary shares and warrants qualify as covered securities under the statute. Although the states are preempted from regulating the sale of BAC’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While BAC is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if Blade Biotherapeutics was no longer listed on Nasdaq, Blade Biotherapeutics’ securities would not qualify as covered securities under the statute and Blade Biotherapeutics’ would be subject to regulation in each state in which Blade Biotherapeutics offers its securities.

If Blade Biotherapeutics does not maintain a current and effective prospectus relating to the common stock issuable upon exercise of the redeemable warrants, public holders will only be able to exercise such redeemable warrants on a “cashless basis” which would result in a fewer number of shares being issued to the holder had such holder exercised the redeemable warrants for cash.

Except as set forth below, if Blade Biotherapeutics does not maintain a current and effective prospectus relating to the common stock issuable upon exercise of the warrants at the time that holders wish to exercise such warrants, they will only be able to exercise them on a “cashless basis,” provided that an exemption from registration is available. As a result, the number of shares of Blade Biotherapeutics’ common stock that a holder will receive upon exercise of its warrants will be fewer than it would have been had such holder exercised its warrant for cash. Further, if an exemption from registration is not available, holders would not be able to exercise their warrants on a cashless basis and would only be able to exercise their warrants for cash if a current and effective prospectus relating to the common stock issuable upon exercise of the warrants is available. Under the terms of the warrant agreement, BAC has agreed to use its best efforts to meet these conditions and to maintain a current and effective prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, BAC cannot assure you that Blade Biotherapeutics will be able to do so. If Blade Biotherapeutics is unable to do so, the potential “upside” of the holder’s investment in Blade Biotherapeutics’ may be reduced or the warrants may expire worthless. Notwithstanding the foregoing, the private warrants may be exercisable for unregistered common stock for cash even if the prospectus relating to the common stock issuable upon exercise of the warrants is not current and effective.

BAC’s shareholders will experience immediate dilution as a consequence of the issuance of common stock as consideration in the Business Combination and due to future issuances pursuant to the 2022 Plan and the ESPP. Having a minority share position may reduce the influence that BAC’s current shareholders have on the management of the Combined Company.

It is anticipated that, following the Business Combination (assuming, among other things, that no public shareholders exercise their redemption rights with respect to their public shares, and subject to the other assumptions described under the section entitled “Summary of the Proxy Statement/Prospectus — Ownership of Blade Biotherapeutics following Business Combination”) (1) BAC’s public shareholders are expected to own approximately 42% of the outstanding common stock of Blade Biotherapeutics, (2) the Blade Stockholders (without taking into account any public shares held by the Blade Stockholders prior to the consummation of the Business Combination or purchased in the PIPE Investment or the exercise by Blade Stockholders of appraisal rights) are expected to collectively own approximately 45% of the outstanding common stock of Blade Biotherapeutics, and (3) the Sponsor and other initial shareholders are expected to own approximately 8% of the outstanding common stock of Blade Biotherapeutics.

In addition, Blade’s employees and consultants hold securities which, after the Closing, will be securities convertible for common stock of Blade Biotherapeutics and, after Business Combination, the Combined Company’s employees are expected to be granted equity awards under the 2022 Plan and opportunities to purchase common stock under the ESPP. BAC shareholders will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of Blade Biotherapeutics’ common stock and when additional shares of Blade Biotherapeutics’ common stock are purchased under the ESPP.

A significant portion of BAC’s total outstanding shares are restricted from immediate resale but may be sold into the market in the future. This could cause the market price of common stock to drop significantly, even if the Combined Company’s business is doing well.

Pursuant to the terms of the Insider Letter, in the case of the Sponsor, and pursuant to the terms of the Lock-Up Agreements, in the case of the certain Blade Stockholders party thereto, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor and the applicable Blade Stockholders will be contractually restricted from selling or transferring the securities of Blade Biotherapeutics that are the subject of the Insider Letter and the Lock-Up Agreements, respectively (the “Lock-Up Shares”). Such restrictions will end on the earlier of

(i)     the date that is one year after the Closing and

(ii)    subsequent to the Closing (x) if the last reported sale price of Blade Biotherapeutics common stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which Blade Biotherapeutics completes a liquidation, merger, amalgamation, capital stock exchange, reorganization or other similar transaction that results in all of its public stockholders having the right to exchange their shares of common stock for cash, securities or other property.

However, following the expiration of such lockup period (the “Lock-Up Period”), the Sponsor and the applicable Blade Stockholders will not be restricted from selling the Lock-Up Shares held by them, other than by applicable securities laws. Additionally, the PIPE Investors, subject to the registration of the shares of Blade Biotherapeutics’ common stock to be issued to PIPE Investors at the Closing, and holders of public warrants, if they exercise such warrants, will not be restricted from selling any of their shares of common stock following the Closing of the Business Combination, other than by applicable securities laws. As such, sales of a substantial number of shares of common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of common stock. Upon completion of the Business Combination, assuming, among other things, that no public shares are redeemed at the Closing, and subject to the other assumptions described under the section entitled “Summary of the Proxy Statement/Prospectus — Ownership of Blade Biotherapeutics following Business Combination,” the Sponsor and the initial shareholders will own approximately 8% of the outstanding shares of common stock of Blade Biotherapeutics and the Blade Stockholders will own approximately 45% of the outstanding shares of common stock of Blade Biotherapeutics. In the event that 17,941,265 public shares (which is the maximum number of public shares which may be redeemed at the Closing as presented (and subject to the assumptions) in the “Assuming Maximum Redemption Scenario” described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”) are redeemed in connection with the Closing, these percentages would increase to 13% and 67%, respectively.

BAC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for BAC to complete the Business Combination notwithstanding that a substantial majority of BAC shareholders do not agree.

BAC’s existing governing documents do not provide a specified maximum redemption threshold, except that BAC will not redeem public shares in an amount that would cause BAC’s net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Merger Agreement and the PIPE Investment. As a result, BAC may be able to complete the Business Combination even though a substantial portion of public shareholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, BAC’s directors or officers, or their affiliates. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by BAC or the persons described above have been entered into with any such investor or holder. BAC will file a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be presented at the Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

BAC’s warrants are accounted for as liabilities and the changes in value of BAC’s warrants could have a material effect on BAC’s financial results.

On April 12, 2021, the staff of the SEC (the “SEC Staff”) issued the Staff Statement, wherein the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to being treated as equity. Specifically, the Staff Statement focused on certain terms and provisions similar to those contained in the warrant agreement governing BAC’s warrants. As a result of the Staff Statement, BAC reevaluated the accounting treatment of BAC’s warrants and, pursuant to the guidance in ASC 815, Derivatives and Hedging (“ASC 815”), determined that the warrants should be classified as derivative liabilities measured at fair value on BAC’s balance sheet, with any changes in fair value from period to period to be reported in earnings on BAC’s statements of operations.

BAC has recorded BAC warrant liability at fair value as of the issuance of the warrants, as determined by us based upon a valuation report obtained from a third-party valuation firm. This warrant liability is subject to adjustment for changes in fair value during subsequent reporting periods, with each such change being reported as a non-cash gain or loss in BAC’s relevant statements of operations. The impact of such changes in fair value on BAC’s earnings, which may be material, may have an adverse effect on the market price of BAC securities. In addition, potential targets may seek a business combination partner that does not have warrants that are accounted for as liabilities, which may make it more difficult for us to consummate an initial business combination with a target business.

BAC has identified material weaknesses in BAC’s internal control over financial reporting. If BAC is unable to develop and maintain an effective system of internal control over financial reporting, BAC may not be able to accurately report BAC’s financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect BAC’s business and operating results.

Shortly after the closing of the IPO, on February 3, 2021, BAC, in compliance with its obligations under the IPO underwriting agreement, filed with the SEC a Current Report on Form 8-K (the “Original 8-K”), attaching as Exhibit 99.1 thereto an audited balance sheet as of January 28, 2021 of BAC, including related notes (the “Post-IPO Balance Sheet”), which reflected the deposit into the trust account of $230,000,000 of proceeds from the IPO and BAC’s contemporaneous private placement of warrants.

During the preparation of BAC’s financial statements as of and for the period ended March 31, 2021, BAC identified a correction required to be made in respect of the Original 8-K. BAC had previously accounted for its outstanding public warrants and private placement warrants issued in connection with the IPO as components of equity instead of as derivative liabilities. The warrant agreement governing the warrants includes a provision that provides for potential changes to the warrant settlement amounts, depending on the characteristics of the holder of the warrant. In addition, the warrant agreement includes a provision that in the event of a tender offer or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of stock, all holders of the warrants would be entitled to receive cash for their warrants (the “the tender offer provision”). On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies, such as BAC, entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (‘SPACs’)” (the “Staff Statement”). Specifically, the Staff Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the Warrant Agreement. In consideration of the Staff Statement, BAC’s management further evaluated the Warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, BAC’s Audit Committee, in consultation with management, concluded that BAC’s public warrants and private placement warrants are not indexed to BAC’s ordinary shares in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares. In addition, based on management’s evaluation, the Audit Committee, in consultation with management, concluded that the tender offer provision fails the “classified in stockholders’ equity” criteria as contemplated by ASC Section 815-40-25.

As a result of the foregoing, on May 13, 2021, the Audit Committee determined, after discussion with BAC’s management and advisors, that the Post-IPO Balance Sheet should no longer be relied upon. Thereafter, BAC filed a Current Report on Form 8-K reporting the Audit Committee’s conclusion and, in BAC’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 (the “Q1 2021 10-Q”), filed with the SEC as of May 24, 2021, presented a restatement of the Post-IPO Balance Sheet.

During the preparation of BAC’s financial statements as of and for the period ended September 30, 2021, BAC identified a correction required to be made in respect of its previously issued financial statements, including the Original 8-K, as restated in the Q1 2021 10-Q. The requirement to make the change arose from the manner in which, as of the closing of the IPO, BAC valued its Class A ordinary shares subject to possible redemption. BAC had previously determined the value of such Class A ordinary shares to be equal to the redemption value of such shares, after taking into consideration the terms of its Amended and Restated Memorandum and Articles of Association, under which a redemption cannot result in net tangible assets being less than $5,000,001. However, in connection with the preparation of BAC’s financial statements as of September 30, 2021, management determined, after consultation with its advisors, that the Class A ordinary shares underlying the units sold in the IPO can be redeemed or become redeemable subject to the occurrence of future events considered to be outside BAC’s control. Therefore, management concluded that the redemption value of its Class A ordinary shares subject to possible redemption should reflect the possible redemption of all Class A ordinary shares. As a result, management noted a required reclassification related to temporary equity and permanent equity. This resulted in a restatement of the initial carrying value of the Class A ordinary shares subject to possible redemption, with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and ordinary shares.

As a result of the foregoing, on November 15, 2021, the Audit Committee determined, after discussion with BAC’s management and advisors, that the Post-IPO Balance Sheet, as well as the publicly filed financial statements as of and for the quarters ended March 31, 2021 and June 30, 2021, should no longer be relied upon. Thereafter, BAC filed a Current Report on Form 8-K reporting the Audit Committee’s conclusion and, in BAC’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 (the “Q3 2021 10-Q”), filed with the SEC as of November 17, 2021, presented a restatement of the Post-IPO Balance Sheet.

In addition to the foregoing, BAC has recently filed an amendment (its “8-K/A”) to the Original 8-K, solely to restate the Post-IPO Balance Sheet. This restatement is substantially identical to the restatements of the Post-IPO Balance Sheet presented in the Q1 2021 10-Q and the Q3 2021 10-Q, except that the restatement presented in the 8-K/A has been prepared on an audited basis.

The foregoing represent material weaknesses in BAC’s internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of BAC’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Effective internal controls are necessary for BAC to provide reliable financial reports and prevent fraud. Measures to remediate material weaknesses may be time-consuming and costly and there is no assurance that such initiatives will ultimately have the intended effects. If BAC identifies any new material weakness in the future, any such newly identified material weakness could limit BAC’s ability to prevent or detect a misstatement of BAC’s accounts or disclosures that could result in a material misstatement of BAC’s annual or interim financial statements. In such a case, BAC may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in BAC’s financial reporting and BAC’s share price may decline. BAC cannot assure you that the measures BAC has taken to date, or any measures BAC may take in the future, will be sufficient to avoid potential future material weaknesses.

As a result of the material weaknesses in BAC’s internal controls over financial reporting described above, BAC may face the prospect of litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the material weaknesses in BAC’s internal control over financial reporting and the preparation of BAC’s financial statements, any of which claims could result in adverse effects to BAC’s business. As of the date hereof, BAC has no knowledge of any such litigation or dispute.

The nominal purchase price paid by the Sponsor for the founder shares may result in significant dilution to the implied value of your public shares upon the consummation of BAC’s initial business combination, and the Sponsor may make a profit on its investment in circumstances where holders of BAC public shares would not.

The offering price of BAC units is $10.00 per unit and the amount in the trust account is anticipated to be $10.00 per public share, implying an initial value of BAC’s public shares of approximately $10.00 per share. However, the Sponsor paid only $25,000 for the founder shares, or approximately $0.004 per share. As a result, the value of your public shares may be significantly diluted upon the consummation of BAC’s initial business combination, when the founder shares are converted into public shares. For example, the following table shows the dilutive effect of the founder shares on the implied value of the public shares upon the consummation of BAC’s initial business combination, assuming that BAC’s equity value at that time is $230,000,000, which is the amount BAC would expect to have available for BAC’s initial business combination in the trust account, assuming no interest is earned on the funds held in the trust account and no public shares are redeemed in connection with BAC’s initial business combination (and without taking into account other potential impacts on BAC’s valuation, such as the trading price of BAC’s public shares, BAC’s business combination transaction costs, BAC’s payment of the deferred underwriting commission, any equity issued or cash paid to the target’s sellers or to other parties, the value of the target business itself and the value of BAC’s public and private warrants). At such a valuation, each of BAC’s shares would have an implied value upon the consummation of BAC’s business combination of $8.00 per share, which would represent a reduction of 20% compared to the initial $10.00 implied value of BAC’s public shares:

Public shares	23,000,000
Founder shares	5,750,000
Total shares.	28,750,000

Assumed total funds available for initial business combination	$230,000,000

Implied value per share upon consummation of initial business combination	$8.00

(Note: Does not reflect the Sponsor’s investment of $6,000,000 in the private placement warrants.)

Although the implied value of BAC’s shares upon consummation of an initial business combination is 20% less that the initial implied value of BAC’s shares, this would still represent a significant implied profit for the Sponsor, compared to what it paid for the founder shares. For example, at $8.00 per share, the 5,750,000 founder shares would have an implied value of $46,000,000.

As a result, even if the trading price of BAC’s ordinary shares declines substantially after BAC’s business combination, the Sponsor may nevertheless make a significant profit on its investment. In fact, the Sponsor could potentially recoup the entire cost of its investment even if the trading price of BAC’s shares were in the range of approximately $1.00 per share and the private placement warrants were worthless. As a result, the Sponsor is likely to make a substantial profit on its investment even if BAC’s initial business combination is poorly received by the market and the trading price of BAC’s shares declines. Moreover if BAC fails to consummate a business combination, the Sponsor’s investment will be worthless. In contrast, BAC’s public shareholders will suffer losses unless BAC’s trading price remains at or above $10.00 per share, and if no business combination is consummated they would receive $10.00 per share from BAC’s trust account. As a result of the foregoing, the Sponsor may prefer to consummate an initial business combination with a risky, weakly performing or poorly established target, rather than consummate no business combination at all, even though BAC’s public shareholders would prefer that BAC consummate either a strong business combination or no business combination at all. You should consider the Sponsor’s and management team’s financial incentives to consummate even a weak business combination when evaluating whether to redeem your shares prior to or in connection with that business combination.

Our independent directors have a financial interest in our founder shares, either directly or through our sponsor. They acquired that interest at no cost. As a result, our independent directors have a financial interest in consummating an initial business combination, even if our stock declines in value after that business combination and our public stockholders experience losses in connection with their investment. However, if we do not consummate our initial business combination, the founder shares would be worthless. The financial interest of our independent directors in the founder shares may give rise to a potential conflict of interest in considering potential target businesses. You should consider this potential conflict of interest in deciding whether to invest in this offering and whether to redeem your shares at the time of our initial business combination.

In September 2020, our sponsor purchased 5,750,000 founder shares for a purchase price of $25,000, or approximately $0.004 per share. Our independent directors are members of our sponsor, and have a financial interest in the sponsor’s founder shares. Our independent directors acquired their membership interests in consideration of serving on our board and at no additional cost. Consequently, our independent directors may profit substantially if we consummate our initial business combination, even if our stock price declines in value after that business combination and our public stockholders, who typically have purchased their units or shares for prices at or about $10.00 each, experience significant losses in connection with their investment. If we fail to consummate an initial business combination, however, the founder shares will be worthless, although in contrast our public stockholders will receive a pro rata distribution of the aggregate amount then on deposit in the trust account. As a result, the financial interest of our independent directors in our founder shares may prompt them to consider an initial business combination with a risky target business and/or on terms that may not be favorable to our public stockholders, particularly as the deadline for completing our initial business combination nears. You should consider our independent directors’ potential conflict of interest when deciding whether to invest in this offering. If you do invest in this offering, you should consider this potential conflict of interest when you decide whether to redeem your shares at the time of our initial business combination.

Changes in the market for directors and officers liability insurance could make it more difficult and more expensive for us to negotiate and complete an initial business combination.

In recent months, the market for directors and officers liability insurance for special purpose acquisition companies has changed. The premiums charged for such policies have generally increased and the terms of such policies have generally become less favorable. There can be no assurance that these trends will not continue.

The increased cost and decreased availability of directors and officers liability insurance could make it more difficult and more expensive for us to negotiate an initial business combination. In order to obtain directors and officers liability insurance or modify its coverage as a result of becoming a public company, the post-business combination entity might need to incur greater expense, accept less favorable terms or both. However, any failure to obtain adequate directors and officers liability insurance could have an adverse impact on the post-business combination’s ability to attract and retain qualified officers and directors.

In addition, even after BAC were to complete an initial business combination, BAC’s directors and officers could still be subject to potential liability from claims arising from conduct alleged to have occurred prior to the initial business combination. As a result, in order to protect BAC’s directors and officers, the post-business combination entity will likely need to purchase additional insurance with respect to any such claims (“run-off insurance”). The need for run-off insurance would be an added expense for the post-business combination entity, and could interfere with or frustrate BAC’s ability to consummate an initial business combination on terms favorable to BAC’s investors.

The opinion of Vantage Point does not reflect changes in circumstances between October 25, 2021, the date Vantage Point issued the opinion, and the closing of the Business Combination.

Vantage Point rendered an opinion, a copy of which is attached to this proxy statement/prospectus as Annex H, dated October 25, 2021, to the BAC Board that, subject to and based on the considerations referred to in its opinion and as of the date of such opinion, (i) the Transaction, as defined in the opinion of Vantage Point, was fair, from a financial point of view, to BAC and (ii) Blade had a combined fair market value equal to at least 80 percent of the balance of funds in BAC’s trust account (excluding deferred underwriting commissions and taxes). The opinion was based on business, economic, market and other conditions as they existed and could be evaluated by Vantage Point as of the date thereof.

Changes in the operations and prospects of Blade, general business, market and economic conditions and other factors on which Vantage Point’s opinion was based, may significantly alter the value of Blade at the time the Business Combination is completed. The opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. For a description of the opinion issued by Vantage Point to the BAC Board, please see “Business Combination Proposal — Opinion of Vantage Point.”

Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Until we consummate our initial business combination, we intend to engage in the business of identifying and combining with one or more businesses. The Sponsor and our officers and directors are, and may in the future become, affiliated with entities (such as operating companies or investment vehicles) that are engaged in a similar business, including other special purpose acquisition companies with a class of securities registered under the Exchange Act.

Our officers and directors also may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary or contractual duties. Pursuant to the BAC Current Charter, to the fullest extent permitted by applicable law, BAC’s directors and officers have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as BAC. BAC has renounced any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for BAC’s directors and officers, on the one hand, and BAC, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by applicable law, BAC’s directors and officers have no duty to communicate or offer any such corporate opportunity to BAC and shall not be liable to BAC or its shareholders for breach of any fiduciary duty solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to BAC. In the absence of the “corporate opportunity” waiver in our charter, certain candidates would not be able to serve as an officer or director.

We believe we substantially benefit from having representatives who bring significant, relevant and valuable experience to our management, and, as a result, the inclusion of the “corporate opportunity” waiver in our Proposed Certificate of Incorporation provides us with greater flexibility to attract and retain the officers and directors that we feel are the best candidates. However, the personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business for us and completing a business combination. The different timelines of competing business combinations could cause our directors and officers to prioritize a different business combination over finding a suitable acquisition target for our business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders’ best interest, which could negatively impact the timing for a business combination.

Risks Related to the Combined Company’s Business

We have no historical product revenues, which makes it difficult to assess our future prospects and financial results.

Pharmaceutical product development is a highly speculative undertaking and involves a substantial degree of uncertainty. Our operations to date have been generally limited to developing our technology and undertaking preclinical studies and clinical trials of our product candidates, including cudetaxestat. We may not have the ability to overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical area. Consequently, the ability to predict our future operating results or business prospects is more limited than if we had a longer operating history or approved products on the market.

We have not received marketing approval for any product candidate, and we have not generated any revenue from any product sales. We do not expect to generate revenue unless or until we successfully complete preclinical and clinical development and obtain regulatory approval of, and then successfully commercialize, at least one product candidate. We face significant translational risk as our product candidates advance to the clinical stage, and promising results in preclinical studies may not be replicated in clinical trials. All of our current and future product candidates will require preclinical and clinical development, regulatory review and approval, substantial investment, access to sufficient commercial manufacturing capacity, and significant marketing efforts before we can generate any revenue from product sales. Our ability to generate revenue depends on a number of factors, including, but not limited to:

•        timely initiation and completion of our preclinical studies and clinical trials for cudetaxestat and our future product candidates, which may be significantly slower or cost more than we currently anticipate and will depend substantially upon the performance of third-party contractors;

•        establishing and maintaining relationships with contract research organizations, or CROs, and clinical sites for the clinical development of cudetaxestat and our future product candidates;

•        our ability to complete investigational new drug (IND)-enabling studies and successfully submit and receive authorization to proceed under INDs or comparable applications;

•        whether we are required by the FDA or other comparable foreign regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of our product candidates or any future product candidates;

•        our ability to demonstrate to the satisfaction of the FDA and comparable foreign regulatory authorities the safety, efficacy, consistent manufacturing quality and acceptable risk-benefit profile of cudetaxestat and our future product candidates;

•        the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates or future product candidates, if any;

•        the timely receipt of necessary marketing approvals from the FDA and comparable foreign regulatory authorities;

•        the willingness of physicians, operators of clinics and patients to utilize or adopt any of our product candidates or future product candidates over alternative or more conventional therapies;

•        the actual and perceived availability, cost, risk profile and side effects and efficacy of our product candidates, if approved, relative to existing and future alternative therapies and competitive product candidates and technologies;

•        our ability and the ability of third parties with whom we contract to manufacture adequate clinical and commercial supplies of our product candidates or any future product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices, or cGMP;

•        our ability to successfully develop a commercial strategy and thereafter commercialize our product candidates or any future product candidates in the United States and internationally, if approved for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others;

•        patient demand for our product candidates and any future product candidates, if approved;

•        our ability to establish and enforce intellectual property rights in and to our product candidates or any future product candidates;

•        obtaining coverage and adequate reimbursement by third-party payors for our product candidates; and

•       addressing any competing therapies and technological and market developments.

Many of the factors listed above are beyond our control and could cause us to experience significant delays or prevent us from obtaining regulatory approvals or commercializing our product candidates. Even if we are able to commercialize our product candidates, we may not achieve profitability soon after generating product sales, if ever. If we are unable to generate sufficient revenue through the sale of our product candidates or any future product candidates, we may be unable to continue operations without continued funding.

The historical financial results of Blade and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what Blade’s actual financial position or results of operations would have been if it were a public company.

The historical financial results of Blade included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows it would have achieved as a public company during the periods presented or those the Combined Company will achieve in the future. The Combined Company’s financial condition and future results of operations could be materially different from amounts reflected in Blade’s historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare the Combined Company’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what BAC’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. The unaudited pro forma financial information has been prepared based on a number of assumptions including, but not limited to, Blade being treated as the “acquired” company for financial reporting purposes in the Business Combination, the total debt obligations and the cash and cash equivalents of Blade on the date the Business Combination closes and the number of BAC’s public shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of BAC’s future operating or financial performance and BAC’s actual financial condition and results of operations may vary materially from the pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Financial projections with respect to Blade may not prove to be reflective of actual financial results.

In connection with the Business Combination, the BAC board of directors considered, among other things, its own management’s assessment of the clinical trial expenses Blade could be expected to incur through the end of a phase 2 study of cudetaxestat. BAC’s management’s assessment was based on, among other things, discussions with Blade’s management. Blade does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, financial condition or other results and does not plan to disclose projections in the future. None of these projections or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections and forecasts are based on various estimates and assumptions such as costs of preclinical development, clinical trials, and drug manufacturing being consistent with recent historical results, among others, as further described elsewhere in this proxy statement/prospectus, that are subject to the judgment of those preparing them. These projections and forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Blade and none of which will be updated for events after the date hereof. There can be no assurance that Blade’s financial condition, including its cash flows or results of operations, will be consistent with those set forth in such projections and forecasts, which could have an adverse impact on the market price of the securities of Blade Biotherapeutics or the business, financial condition and results of operations of the Combined Company following the Closing. Accordingly, you should not rely solely on these projections.

We have limited sales and distribution experience and need to build a marketing and sales organization. We expect to invest significant financial and management resources to build these capabilities. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to market and sell any product candidates effectively or generate product revenues.

We have limited experience as a commercial company and there is limited information about our ability to overcome many of the risks and uncertainties encountered by companies commercializing products in the biopharmaceutical industry. In order to commercialize independently cudetaxestat and any product candidates that receive marketing approval and for which we maintain commercial rights, we will need to build marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. Further, in the event of successful development of any product candidates for which we maintain commercial rights, we may elect to build a targeted specialty sales force which will be expensive and time consuming. Any failure or delay in the development of our internal market access, sales, marketing and distribution capabilities would adversely impact the commercialization of these products. With respect to any proprietary product candidates we may have in the future, we may choose to partner with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems.

If we are unable to continue to develop and scale our own sales, marketing and distribution capabilities for cudetaxestat, or for any future products which we choose to self-commercialize, we will not be able to successfully commercialize such products without reliance on third parties. Further, if we are unable to enter into collaborations with third parties for the commercialization of approved products, if any, on acceptable terms or at all, or if any such partner does not devote sufficient resources to the commercialization of our product or otherwise fails in commercialization efforts, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future revenue will be materially and adversely impacted.

The marketing and sale of cudetaxestat or future approved products may be unsuccessful or less successful than anticipated. We are heavily dependent on the success of cudetaxestat, which has not been approved for the treatment of idiopathic pulmonary fibrosis or nonalcoholic steatohepatitis.

The commercial success of cudetaxestat and of any future products will depend in part on acceptance by the medical community, patients, and third-party or governmental payers as medically useful, cost-effective, and safe. Cudetaxestat and any other products that we and our current and future partners may bring to the market may not gain market acceptance by physicians, patients, third-party payers and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of cudetaxestat and of any future products will depend on a number of factors, including:

•        the efficacy and safety as demonstrated in clinical trials;

•        the timing of market introduction of the product as well as the timing of entry of competitive products;

•        the clinical indications for which the product is approved;

•        acceptance by physicians, the medical community, and patients of the product as a safe and effective treatment;

•        the convenience of prescribing and initiating patients on the product;

•       the potential and perceived advantages of such product over alternative treatments;

•       the cost of treatment in relation to alternative treatments, including any similar generic treatments;

•        the availability of coverage and adequate reimbursement and pricing by third-party payers and government authorities;

•        relative convenience and ease of administration;

•        the prevalence and severity of adverse side effects; and

•        the effectiveness of sales and marketing efforts.

Even if a product displays a favorable efficacy and safety profile in preclinical and clinical studies and receives regulatory approval, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and third-party payers on the benefits of our products may require significant resources and may never be successful. Our efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by our competitors. Any of these factors may cause cudetaxestat or any future products to be unsuccessful or less successful than anticipated.

We are also dependent on the success of our other preclinical product candidates, such as our neurodegeneration candidates (BLD-2184 and other candidates). We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

Our business and future success is substantially dependent on our ability to commercialize cudetaxestat and to develop, obtain regulatory approval for, and then successfully commercialize cudetaxestat in additional indications. Our business and future success also depend on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our other preclinical-stage product candidates, such as our neurodegeneration candidates (BLD-2184 and other candidates).

Our product candidates will require additional clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing, sales and distribution efforts before any revenues can be generated from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or any other comparable regulatory authority, and we may never receive such regulatory approval for any of our product candidates. We cannot assure you that our clinical trials for cudetaxestat and other candidates will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA or any other comparable regulatory authority for any of these product candidates. We cannot be certain that we will advance any other product candidates into clinical trials. If cudetaxestat or any future product candidate is not approved and commercialized, we will not be able to generate any product revenues for that product candidate. Moreover, any delay or setback in the development of any product candidate could adversely affect our business and cause the price of our shares to fall.

Preclinical and clinical development is a lengthy and expensive process with an uncertain outcome. Our preclinical and clinical programs may experience delays or may never advance to clinical trials, which would adversely affect our clinical development and ability to obtain regulatory approvals or commercialize our product candidates on a timely basis or at all, which could have an adverse effect on our business. Results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results or approved label for clinical use. Preclinical and clinical failure can occur at any stage of clinical development.

In order to obtain FDA approval to market a new small molecule product, we must demonstrate the safety and efficacy of our product candidates in humans to the satisfaction of the FDA. To meet these requirements, we will have to conduct adequate and well-controlled clinical trials. Preclinical and clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the preclinical and clinical trial processes. Although product candidates may demonstrate promising results in early preclinical (animal) studies and clinical (human) trials, they may not prove to be effective in subsequent clinical trials. For example, testing on animals may occur under different conditions than testing in humans and therefore the results of animal studies may not accurately predict human experience. Likewise, early clinical studies may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. The results of preclinical studies and previous clinical trials as well as data from any interim analysis of ongoing clinical trials of our product candidates, as well as studies and trials of other products with similar mechanisms of action to our product candidates, may not be predictive of the results of ongoing or future clinical trials. For example, the positive results generated to date in preclinical studies do not ensure that later clinical trials, including any post-approval clinical trials for approved products, will continue to demonstrate similar results or observations. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical trials. In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that we will as well. Based upon negative or inconclusive results, we or our collaboration partners may decide, or regulators may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret our data as favorably as we do, which may delay, limit or prevent regulatory approval.

Conducting preclinical testing and clinical trials represents a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity and novelty of the program, and often can be several years or more per program. Delays associated with programs for which we are directly conducting preclinical studies may cause us to incur additional operating expenses. We may experience delays in our ongoing clinical trials and we do not know whether planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all. Preclinical and clinical trials can be delayed for a variety of reasons, including delays related to:

•        generating sufficient preclinical or other in vivo or in vitro data to support the initiation of clinical studies;

•        timely completion of preclinical laboratory tests, animal studies and formulation studies in accordance with FDA’s good laboratory practice requirements and other applicable regulations;

•        reaching a consensus with regulatory agencies on study design and obtaining regulatory authorization to commence clinical trials;

•        reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•        obtaining Institutional Review Board, or IRB, or ethics committee approval at each site;

•        obtaining regulatory concurrence on the design and parameters for the trial;

•        obtaining approval for the designs of our clinical development programs for each country targeted for trial enrollment;

•        delays in identifying, recruiting and training suitable clinical investigators;

•        recruiting suitable patients to participate in a trial, which may be impacted by the number of competing trials that are enrolling patients;

•        having patients complete a trial or return for post-treatment follow-up;

•       clinical sites deviating from trial protocol or dropping out of a trial;

•       adding new clinical trial sites;

•        manufacturing sufficient quantities of product candidate or obtaining sufficient quantities of comparator drug for use in clinical trials;

•        For our small molecule product candidate, BLD-2184, formulation development is ongoing and drug product manufacturing activities are in planning phase to support clinical development, but we may not have availability of sufficient drug product material to initiate phase 1 clinical trials in a timely manner. Delays or interruptions in formulation development and/or drug product manufacturing could delay or impact phase 1 initiation in 2022.

•        For our small molecule product candidate, cudetaxestat, our manufacturing supply and formulation activities are ongoing to support the phase 2 clinical trial in IPF. Any delays or interruptions in supply of drug substance or drug product could delay the initiation of the phase 2 IPF study, interim analyses and/or study completion.

•        supply or quality of product candidates or other materials necessary for use in clinical trials, or delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for clinical trials;

•        a temporary or permanent clinical hold by regulatory authorities;

•        developments on trials conducted by competitors for related technology that raises FDA or foreign regulatory authority concerns about risk to patients of the technology broadly, or if the FDA or a foreign regulatory authority finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

•        difficulty collaborating with patient groups and investigators;

•        failure by our CROs, other third parties or us to adhere to clinical trial protocols; failure to perform in accordance with the FDA’s or any other regulatory authority’s good clinical practice requirements, or GCPs, or applicable regulatory guidelines in other countries;

•        occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits, or occurrence of adverse events in trial of the same class of agents conducted by other companies;

•        changes to the clinical trial protocols;

•        changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•        changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•        selection of clinical endpoints that require prolonged periods of observation or analyses of resulting data;

•        the cost of clinical trials of our product candidates being greater than we anticipate;

•        clinical trials of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon development of such product candidates;

•        transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization, or CMO, and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process;

•        third parties being unwilling or unable to satisfy their contractual obligations to us; and

•       the availability of adequate financing and other resources.

In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing preclinical studies and clinical trials. Any inability to successfully initiate or complete preclinical studies or clinical trials could result in additional costs to us or impair our ability to generate revenue from product sales. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required to or we may elect to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may seriously harm our business.

We could encounter delays if a clinical trial is suspended or terminated by us, our collaboration partners, by the IRBs or ethics committees of the institutions in which such trials are being conducted, or by the FDA or other comparable regulatory authorities, or recommended for suspension or termination by the Data Monitoring Committee, or the DMC, for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other comparable regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, including those seen in the class to which our product candidates belong, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions, manufacturing issues or lack of adequate funding to continue the clinical trial. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may harm our business, financial condition and prospects significantly. In addition, many of the factors that cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If cudetaxestat or any other product candidate is found to be unsafe or lack efficacy, we will not be able to obtain regulatory approval for it and our business would be materially harmed.

In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropouts among clinical trial participants. We do not know whether any phase 2, phase 3, or other clinical trials we or any of our collaboration partners may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our product candidates. If we are unable to bring any of our current or future product candidates to market, our ability to create long-term shareholder value will be limited.

Further, conducting clinical trials in foreign countries, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

Delays in the completion of any preclinical studies or clinical trials of our product candidates will increase our costs, slow down our product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate product revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Any delays to our preclinical studies or clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our product candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects significantly.

Due to our limited resources and access to capital in the past, we have decided to prioritize development of certain product candidates and may have forgone the opportunity to capitalize on product candidates or indications that may ultimately have been more profitable or for which there was a greater likelihood of success.

Because we had limited resources in the past, we had to decide which product candidates to pursue and the amount of resources to allocate to each. Consequently, we are currently primarily focused on the commercialization of cudetaxestat. Our decisions concerning the allocation of research, collaboration, management, commercial and financial resources toward particular compounds, product candidates or therapeutic areas may not lead to the development of viable commercial products, we may forgo or delay pursuit of opportunities with other product candidates, or for other indications that may prove to have greater commercial potential. Similarly, our potential decisions to delay, terminate or collaborate with third parties in respect of certain product development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the pharmaceutical industry, our business, financial condition and results of operations could be materially adversely affected.

We may not be successful in our efforts to use and expand our novel, proprietary target discovery platform to build a pipeline of product candidates.

A key element of our strategy is to use and expand our novel, proprietary target discovery platform to build a pipeline of product candidates and progress these product candidates through clinical development for the treatment of a variety of diseases. Although our research and development efforts to date have resulted in a pipeline of product candidates directed at various diseases, we may not be able to develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to develop successfully and to commercialize product candidates, we will face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect the price of our shares.

The regulatory approval processes of the FDA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable which may affect the commercial viability of our products in development. If we are unable ultimately to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. It is possible that none of the product candidates we may seek to develop in the future will ever obtain regulatory approval.

Our product candidates could fail to receive regulatory approval for many reasons, including the following:

•        the FDA or other comparable regulatory authorities may disagree with the design or implementation of our clinical trials;

•        we may be unable to demonstrate to the satisfaction of the FDA or other comparable regulatory authorities that a product candidate is safe and effective for its proposed indication;

•        the results of clinical trials may not meet the level of statistical significance required by the FDA or other comparable regulatory authorities for approval;

•        we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•        cudetaxestat and many of our other product candidates are developed to act against targets discovered by us, and because many of our product candidates are novel mode of action products, they can carry an additional risk regarding the desired level of efficacy and safety profile;

•        the FDA or other comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

•        the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA, supplemental NDA, biologics license application, or BLA, or other submission or to obtain regulatory approval in the United States or elsewhere;

•        the FDA or other comparable regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies or such processes or facilities may not pass a pre-approval inspection; and

•        the approval policies or regulations of the FDA or other comparable regulatory authorities may change or differ from one another significantly in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of future clinical trial results may result in our or our collaboration partners’ failure to obtain regulatory approval to market cudetaxestat and/or other product candidates, which would harm our business, results of operations and prospects significantly. In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we intend to charge for our products. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

We cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if they are successful in clinical trials. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations. Even if we successfully obtain regulatory approvals to market one or more of our product candidates, our revenues will be dependent, to a significant extent, upon the size of the markets in the territories for which we gain regulatory approval and have commercial rights or share in revenues from the exercise of such rights. If the markets for patient subsets that we are targeting are not as significant as we estimate, we may not generate significant revenues from sales of such products, if approved.

Additionally, as of June 23, 2020, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals; however, the FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the COVID-19 pandemic and travel restrictions the FDA is unable to complete such required inspections during the review period.

If we experience delays or difficulties in the enrollment and/or retention of patients in clinical trials, our regulatory submissions or receipt of necessary marketing approvals could be delayed or prevented.

We may not be able to initiate or continue our planned clinical trials on a timely basis or at all for our product candidates if we are unable to recruit and enroll a sufficient number of eligible patients to participate in these trials through completion of such trials as required by the FDA or other comparable foreign regulatory authorities. Patient enrollment is a significant factor in the timing of clinical trials. Our ability to enroll eligible patients may be limited or may result in slower enrollment than we anticipate.

Our clinical trials will compete with other clinical trials that are in the same therapeutic areas as our product candidates, and this competition reduces the number and types of patients available to us, as some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Because the number of qualified clinical investigators and clinical trial sites is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites. In addition, there may be limited patient pools from which to draw for clinical studies. In addition to the rarity of some diseases, the eligibility criteria of our clinical studies will further limit the pool of available study participants as we will require that patients have specific characteristics that we can measure or to assure their disease is either severe enough or not too advanced to include them in a study. Patient enrollment for our current or any future clinical trials may be affected by other factors, including:

•        size and nature of the patient population;

•        severity of the disease under investigation;

•        availability, safety and efficacy of approved drugs for the disease under investigation;

•        patient eligibility criteria for the trial in question as defined in the protocol;

•        perceived risks and benefits of the product candidate under study;

•        clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new products that may be approved or future product candidates being investigated for the indications we are investigating;

•        clinicians’ willingness to screen their patients for biomarkers to indicate which patients may be eligible for enrollment in our clinical trials;

•        delays in or temporary suspension of the enrollment of patients in our planned clinical trial due to the COVID-19 pandemic;

•        ability to obtain and maintain patient consents;

•        patient referral practices of physicians;

•        the ability to monitor patients adequately during and after treatment;

•        proximity and availability of clinical trial sites for prospective patients; and

•       the risk that patients enrolled in clinical trials will drop out of the trials before completion, including as a result of contracting COVID-19 or other health conditions or being forced to quarantine, or, because they may be late-stage cancer patients or have other critical illnesses, will not survive the full terms of the clinical trials.

These factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner. Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs for our product candidates and jeopardize our ability to obtain marketing approval for the sale of our product candidates. Furthermore, even if we are able to enroll a sufficient number of patients for our clinical trials, we may have difficulty maintaining participation in our clinical trials through the treatment and any follow-up periods.

We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.

Our industry is intensely competitive and subject to rapid and significant technological change as well as strong defense of intellectual property. While we believe that our knowledge, experience and scientific resources provide us with competitive advantages, we face substantial competition from major pharmaceutical companies and biotechnology companies worldwide. Many of our competitors have significantly greater financial, technical and human resources. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. As a result, our competitors may discover, develop, license or commercialize products before or more successfully than we do.

In particular, Esbriet® (pirfenidone) and Ofev® (nintedanib) are the only pharmaceutical agents approved by the FDA to treat idiopathic pulmonary fibrosis.

We face competition with respect to our current product candidates and will face competition with respect to future product candidates, from segments of the pharmaceutical, biotechnology and other related markets that pursue therapies for IPF, SSc, NASH, cancer and neurodegenerative diseases. If cudetaxestat or our future product candidates do not offer sustainable advantages over competing products, we may otherwise not be able to successfully compete against current and future competitors.

Our competitors may obtain regulatory approval of their products more rapidly than we may or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are more effective, more convenient, more widely used and less costly or have a better safety profile than our products and these competitors may also be more successful than us in manufacturing and marketing their products.

Our competitors will also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

As it relates to our oncology product candidates, we also face competition more broadly across the market for cost-effective and reimbursable cancer treatments. The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, hormone therapy and targeted drug therapy or a combination of such methods. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy.

While our product candidates, if any are approved, may compete with these existing drug and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, our product candidates may not be competitive with them. Some of these drugs are branded and subject to patent protection, and others are or will be available on a generic basis. Insurers and other third-party payors may also encourage the use of generic products or specific branded products. We expect that if our product candidates are approved, they will be priced at a significant premium over competitive generic, including branded generic, products. As a result, obtaining market acceptance of, and gaining significant share of the market for, any of our product candidates that we successfully introduce to the market will pose challenges. In addition, many companies are developing new therapeutics, and we cannot predict what the standard of care will be as our product candidates progress through clinical development.

Product candidates that we may successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety and convenience of our products.

Our product candidates may cause significant adverse events, toxicities or other undesirable side effects when used alone or in combination with other approved products or investigational new drugs that may result in a safety profile that could prevent regulatory approval, prevent market acceptance, limit their commercial potential or result in significant negative consequences.

If our product candidates are associated with undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials when used alone or in combination with other approved products or investigational new drugs we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may prevent us from achieving or maintaining market acceptance of the affected product candidate and may adversely affect our business, financial condition and prospects significantly.

If further significant adverse events or other side effects are observed in any of our current or future clinical trials, we may have difficulty recruiting patients to the clinical trials, patients may drop out of our trials, or we may be required to abandon the trials or our development efforts of that product candidate altogether. We, the FDA, other comparable regulatory authorities or an IRB may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the product candidate from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance due to its tolerability versus other therapies. Any of these developments could materially adversely affect our business, financial condition and prospects.

Further, if any of our product candidates obtains marketing approval, toxicities associated with such product candidates previously not seen during clinical testing may also develop after such approval and lead to a number of potentially significant negative consequences, including, but not limited to:

•        regulatory authorities may suspend, limit or withdraw approvals of such product, or seek an injunction against its manufacture or distribution;

•        regulatory authorities may require additional warnings on the label, including “boxed” warnings, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•        we may be required to change the way the product is administered or conduct additional clinical trials or post-approval studies;

•        we may be required to create a risk evaluation and mitigation strategy, or REMS which could include a medication guide outlining the risks of such side effects for distribution to patients;

•        we may be subject to fines, injunctions or the imposition of criminal penalties;

•        we could be sued and held liable for harm caused to patients; and

•        our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could seriously harm our business. Product liability claims, regardless of their merits or their outcome, may be costly, may divert management’s attention, and may materially adversely affect our reputation and demand for our products, if approved. Adverse publicity relating to the safety of a product or of other competing products may increase the risk of product liability claims. Litigation is inherently unpredictable and unexpectedly high awards of damages can result. Substantial product liability claims that result in court decisions against us or in the settlement of proceedings could have material adverse effect on our business, particularly where such circumstances are not covered by insurance.

Interim, “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could materially adversely affect our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock after this offering.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be adversely affected, which could materially adversely affect our business, financial condition and results of operations.

Even if we obtain regulatory approval of our product candidates, the products may not gain market acceptance among physicians, patients, hospitals, and others in the medical community.

Various factors will influence whether our product candidates for IPF, SSc, NASH, cancer and neurodegenerative diseases, or other disease areas we may pursue are accepted in the market, including:

•        the clinical indications for which our product candidates are approved;

•        physicians, hospitals, treatment centers and patients considering our product candidates as a safe and effective treatment;

•        the potential and perceived advantages of our product candidates over alternative treatments;

•        our ability to demonstrate the advantages of our product candidates over standard of care medicines;

•        the prevalence and severity of any side effects;

•        product labeling or product insert requirements of the FDA or other regulatory authorities;

•        limitations or warnings contained in the labeling approved by the FDA;

•        the timing of market introduction of our product candidates as well as competitive products;

•       the cost of treatment in relation to alternative treatments;

•       ability to obtain optimal reimbursement codes for CMS and international authorities and reimbursement and pricing policies by third-party payors;

•        the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors and government authorities;

•        relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•        the effectiveness of our sales and marketing efforts.

If our product candidates are licensed but fail to achieve market acceptance among physicians, patients, hospitals, or others in the medical community, we will not be able to generate significant revenue.

Our potential product candidates may not become broadly accepted by physicians, patients, hospitals, treatment centers or others in the medical community. Although our product candidates differ in certain ways from other approaches, serious adverse events or deaths in other clinical trials involving similar mechanisms of action or orthogonal mechanisms of action, even if not ultimately attributable to our product or product candidates, could result in increased government regulation, unfavorable public perception and publicity, potential regulatory delays in the testing or licensing of our product candidates, stricter labeling requirements for those product candidates that are licensed, and a decrease in demand for any such product candidates.

Even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost effective or render our products obsolete.

In connection with our global clinical trials, local regulatory authorities may have differing perspectives on clinical protocols and safety parameters, which impacts the way we conduct these global clinical trials and could negatively impact our chances for obtaining regulatory approvals or marketing authorization in these jurisdictions, or for obtaining the requested label or dosage for our product candidates, if regulatory approvals or marketing authorizations are obtained.

In connection with our global clinical trials, we are obliged to comply with the requirements of local regulatory authorities in each jurisdiction where we execute and locate a clinical trial. Local regulatory authorities can request specific changes to the clinical protocol or specific safety measures that differ from the positions taken in other jurisdictions. For example, although FDA, EMEA, and other regional health authorities do attempt to harmonize regulations, there are distinct differences in requirements for pivotal study designs to attain market approval within each region. The FDA and EMEA also have distinct differences prevalence requirements for defining Orphan Drugs. These differences could have a material adverse effect on our ability to commercialize our products in these jurisdictions.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate, and we may be required to include labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings.

If the FDA or any other comparable regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with current good manufacturing practices, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•        restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•        fines, untitled or warning letters or holds on clinical trials;

•        refusal by the FDA or any other comparable regulatory authority to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product approvals or licenses;

•        product seizure or detention, or refusal to permit the import or export of products; and

•        injunctions or the imposition of civil or criminal penalties.

For example, unexpected severe drug-drug interactions with standard of care medications or FDA findings and warning letters at contract manufacturing facilities could result in any or all of the above aforementioned restrictions, fines, refusals to approve, product withdrawals, injunctions or penalties. The policies of the FDA and other comparable regulatory authorities may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

We may not be able to obtain orphan drug designation or obtain or maintain the benefits associated with orphan drug designation, such as orphan drug exclusivity and, even if we do, that exclusivity may not prevent the FDA or other comparable foreign regulatory authorities, from approving competing products.

As part of our business strategy, we may seek orphan drug designation, or ODD, for any eligible product candidates we develop, and we may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing and making available the drug will be recovered from sales in the United States. Our target indications may include diseases with large patient populations or may include orphan indications. However, there can be no assurances that we will be able to obtain orphan designations for our product candidates.

In the United States, ODD entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product that has ODD subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan drug exclusivity. Orphan drug exclusivity in the United States provides that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan product exclusivity or if FDA finds that the holder of the orphan exclusivity has not shown that it can ensure the availability of sufficient quantities of the orphan product to meet the needs of patients with the disease or condition for which the product was designated. The applicable exclusivity period is 10 years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for ODD or if the drug is sufficiently profitable so that market exclusivity is no longer justified.

Even though we have obtained ODD for cudetaxestat, we may not be able to obtain or maintain orphan drug exclusivity for that product candidate. We may not be the first to obtain marketing approval of any product candidate for which we have obtained ODD for the orphan-designated indication due to the uncertainties associated with developing pharmaceutical products. In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to ensure that we will be able to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care or the manufacturer of the product with orphan exclusivity is unable to maintain sufficient product quantity. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the product candidate any advantage in the regulatory review or approval process.

We may seek and fail to obtain fast track or breakthrough therapy designations for our current or future product candidates. Even if we are successful, these programs may not lead to a faster development or regulatory review process, and they do not guarantee we will receive approval for any product candidate. We may also seek to obtain accelerated approval for one or more of our product candidates but the FDA may disagree that we have met the requirements for such approval.

If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for fast track designation. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA is submitted, the product candidate may be eligible for priority review. A fast track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may rescind the fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

We may also seek breakthrough therapy designation for any product candidate that we develop. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Product candidates designated as breakthrough therapies by the FDA may also be eligible for priority review. Like fast track designation, breakthrough therapy designation is within the discretion of the FDA. Accordingly, even if we believe a product candidate we develop meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if a product candidate we develop qualifies as a breakthrough therapy, the FDA may later decide that the drug no longer meets the conditions for qualification and rescind the designation.

Separately from fast track or breakthrough therapy designation, we may seek accelerated approval for one or more of our product candidates. A product candidate intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval if it is determined to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well-controlled post-approval clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, or if the sponsor fails to conduct the required studies in a diligence manner, the FDA may withdraw its approval of the drug on an expedited basis. In addition, the FDA currently requires pre-approval of promotional materials for accelerated approval products, once approved. We cannot guarantee that the FDA will agree any of our product candidates has met the criteria to receive accelerated approval, which would require us to conduct additional clinical testing prior to seeking FDA approval. Even if any of our product candidates received approval through this pathway, the required post-approval confirmatory clinical trials may fail to verify the predicted clinical benefit of the product, and we may be required to remove the product from the market or amend the product label in a way that adversely impacts its marketing.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our potential product candidates will be adversely affected.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, if approved. In particular, while the FDA permits the dissemination of truthful and non-misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The government has also imposed consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Legislative and regulatory activity may exert downward pressure on potential pricing and reimbursement for any of our product candidates, if approved, that could materially affect the opportunity to commercialize.

The United States and several other jurisdictions are considering, or have already enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell any of our product candidates profitably, if approved. Among policy-makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access to healthcare. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future.

The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

•        the demand for any of our product candidates, if approved;

•        the ability to set a price that we believe is fair for any of our product candidates, if approved;

•        our ability to generate revenues and achieve or maintain profitability;

•        the level of taxes that we are required to pay; and

•        the availability of capital.

In 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or, collectively, the ACA, became law in the United States. The goal of the ACA is to reduce the cost of healthcare and substantially change the way healthcare is financed by both governmental and private insurers. The ACA may result in downward pressure on pharmaceutical reimbursement, which could negatively affect market acceptance of any of our product candidates, if they are approved. Provisions of the ACA relevant to the pharmaceutical industry include the following:

•        an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;

•        an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for branded and generic drugs, respectively;

•        a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts (increased to 70% as of January 1, 2019 pursuant to the Bipartisan Budget Act of 2018) on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•       extension of the manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•        expansion of the eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•        expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•        requirements under the federal Open Payments program and its implementing regulations for the disclosure by certain drug, biologic product, device and medical supply manufacturers of payments made to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors), physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and teaching hospitals and of ownership or investment interests held by physicians and their immediate family members in these manufacturers;

•        expansion of healthcare fraud and abuse laws, including the federal False Claims Act and the federal Anti-Kickback Statute, new government investigative powers and enhanced penalties for noncompliance;

•        a licensure framework for follow-on biologic products; and

•        a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Various portions of the ACA are currently undergoing legal and constitutional challenges in the United States Supreme Court and members of Congress have introduced several pieces of legislation aimed at significantly revising or repealing the ACA. The implementation of the ACA is ongoing, the law appears likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs. Litigation and legislation related to the ACA are likely to continue, with unpredictable and uncertain results.

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our drug discovery and development efforts may target diseases and conditions that are already addressed by existing therapies or by candidate medicines that are being developed by our competitors, many of which have substantially greater resources, larger research and development staffs and facilities, more experience in completing preclinical testing and clinical trials, and formulation, marketing and manufacturing capabilities than we do. As a result of these resources, our competitors may develop drug products that render our products obsolete or noncompetitive by developing more effective drugs or by developing their products more efficiently. Our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for product candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts. We depend upon our management team to develop and successfully implement strategies for us to obtain regulatory approvals for our selected product candidates more speedily than our competitors and to obtain and maintain patent protection and other intellectual property rights that protect our drug development efforts. Any drug products resulting from our research and development efforts, or from our joint efforts with collaboration partners or licensees, might not be able to compete successfully with our competitors’ existing and future products, or obtain regulatory approval in the United States or elsewhere. Further, we may be subject to additional competition from alternative forms of treatment, including generic or over-the-counter drugs.

In addition to the two FDA-approved therapies for IPF there are currently three competitor product candidates in phase 3 clinical development and approximately 15 competitor product candidates currently in phase 2 plus approximately 31 other competitor product candidates in phase 1 development. Currently there are two approved treatments for the treatment of SSc-ILD and approximately 10 competitor product candidates in phase 2 clinical development for SSc. For the treatment of NASH, there are currently no approved therapies but there are 5 competitor product candidates in phase 3 clinical development and approximately 57 competitor product candidates in phase 2 plus approximately 40 competitor product candidates in phase 1 clinical development. There are two approved treatments for HD and one competitor product candidate currently in phase 3 development and 6 competitor product candidates in phase 2. At this time there are no approved treatments for SCA3 and there are two competitor product candidates in phase 3 and two competitor product candidates in phase 2.

Our ability to compete may decline if we do not adequately protect our proprietary rights.

Our commercial success depends on obtaining and maintaining proprietary rights to cudetaxestat, any future product, and our current and any future product candidates, as well as successfully defending these rights against third-party challenges. We will only be able to protect our product candidates, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Our ability to obtain patent protection for our product candidates is uncertain due to a number of factors, including:

•        we may not have been the first to make the inventions covered by pending patent applications or issued patents;

•        we may not have been the first to file patent applications for our product candidates or the compositions we developed or for their uses;

•        others may independently develop identical, similar or alternative products or compositions and uses thereof;

•        our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

•        any or all of our pending patent applications may not result in issued patents;

•        we may not seek or obtain patent protection in countries that may eventually provide us a significant business opportunity;

•        any patents issued to us may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;

•        our compositions and methods may not be patentable;

•        others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or

•        others may identify prior art or other bases which could invalidate our patents.

Even if we have or obtain patents covering our product candidates or compositions, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights of others. Others may have filed, and in the future may file, patent applications covering compositions or products that are similar or identical to ours. If a patent owned by a third party covers one of our product candidates or its use, this could materially affect our ability to develop the product candidate or sell the resulting product if approved. Because patent applications are not published until 18 months from their priority date, there may be currently pending applications unknown to us that may later result in issued patents that our product candidates or compositions may infringe. Additionally, because the scope of claims in pending patent applications can change, there may be pending applications whose claims do not currently cover any of our product candidates but may be altered such that one or more of our product candidates are covered when the resulting patent issues. These patent applications may have priority over patent applications filed by us.

Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives. For example, others may be able to develop a product that is similar to, or better than, ours in a way that is not covered by the claims of our patents.

Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents and/or applications due in several stages over the lifetime of patents and/or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. We may or may not choose to pursue or maintain protection for particular inventions. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forgo patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer.

Legal actions to enforce our patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of our patents or a finding that they are unenforceable. We may or may not choose to pursue litigation or other actions against those that have infringed on our patents, or used them without authorization, due to the associated expense and time commitment of monitoring these activities. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

Pharmaceutical patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position.

The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering pharmaceutical compositions may be uncertain and difficult to determine and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, or USPTO, and other foreign counterparts are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Certain U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review and/or inter partes review in the USPTO. Foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

In addition, changes in or different interpretations of patent laws in the United States and other jurisdictions may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us, or may limit the number of patents or claims we can obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending our intellectual property rights.

If we fail to obtain and maintain patent protection and trade secret protection of our product candidates, we could lose our competitive advantage and competition we face would increase, reducing any potential revenues and adversely affecting our ability to attain or maintain profitability.

Developments in patent law could have a negative impact on our business.

From time to time, courts and other governmental authorities in the United States and other jurisdictions may change the standards of patentability and any such changes could have a negative impact on our business.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, because we operate in the highly technical field of development of therapies, we rely in part on trade secret protection in order to protect our proprietary technology and processes. However, trade secrets are difficult to protect. It is our policy to enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. These agreements also generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition and results of operations.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or a third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets, with protection varying across other countries. Trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our competitive position could be harmed.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on our current and future product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing products made using our inventions. The statutory deadlines for pursuing patent protection in individual foreign jurisdictions are based on the priority dates of each of our patent applications.

Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to pharmaceuticals or biotechnologies. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors.

In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and other jurisdictions may affect our ability to obtain adequate protection for our technology and the enforcement of intellectual property. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected.

Our inability to protect our intellectual property or failure to maintain the confidentiality and integrity of data or other sensitive company information, by cyber-attack or other event, could have a material adverse effect on our business.

Our success and competitive position are dependent in part upon our proprietary intellectual property. We rely on a combination of patents, trade secrets and other intellectual property to protect our proprietary intellectual property, and we expect to continue to do so. Although we seek to protect our proprietary rights through a variety of means, we cannot guarantee that the protective steps we have taken are adequate to protect these rights. Patents issued to or licensed by us in the past or in the future may be challenged and held invalid. In addition, as our patents expire, we may be unsuccessful in extending their protection through patent term extensions or supplementary protection certificates. The expiration of, or the failure to maintain or extend our patents, could have a material adverse effect on us.

We also rely on confidentiality agreements with certain employees, consultants, and other third parties to protect, in part, trade secrets and other proprietary information. These agreements could be breached, and we may not have adequate remedies for such a breach. In addition, others could independently develop substantially equivalent proprietary information or gain access to our trade secrets or proprietary information.

Our intellectual property, other proprietary technology, and other sensitive company information is dependent on sophisticated information technology systems and is potentially vulnerable to cyber-attack, loss, damage, destruction from system malfunction, computer viruses, loss of data privacy, or misappropriation or misuse of it by those with permitted access, and other events. Threats to our systems and our associated third parties’ systems can derive from human error, fraud or malice on the party of employees or third parties, or may result from accidental technological failure. While we have invested to protect our intellectual property and other information, and continue to upgrade and enhance our systems to keep pace with continuing changes in information processing technology, there can be no assurance that our precautionary measures will prevent breakdowns, breaches, cyber-attacks, or other events.

We cannot be certain that the measures we take to protect our systems will be successful and will be sufficient to counter all current and emerging technology threats that are designed to breach our systems in order to gain access to our confidential and proprietary information. Despite efforts to create security barriers to such threats, it is virtually impossible for us to mitigate these risks entirely. Any such breach could compromise our networks, creating system disruptions or slowdowns, and the information stored on our networks could be accessed, publicly disclosed, lost, or stolen, which could subject us to liability and cause us financial harm. These breaches, or any perceived breach, may also result in damage to our reputation, negative publicity, loss of key partners, customers and sales, increased costs to remedy any problem, and costly litigation. Such events could have a material adverse effect on our reputation, financial condition, or results of operations.

We may be subject to claims by third parties asserting ownership or commercial rights to inventions we develop or obligations to make compensatory payments to employees.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaboration partners that provide for the ownership of intellectual property arising from our collaborations. Some of these agreements provide that we must negotiate certain commercial rights with collaboration partners with respect to joint inventions or inventions made by our collaboration partners that arise from the results of the collaboration. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise from a collaboration. If we cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from the collaboration with a third-party collaboration partner, or if disputes otherwise arise with respect to the intellectual property developed in the framework of the collaboration, we may be limited in our ability to capitalize on the full market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors, or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business.

While it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing or obtaining such an agreement with each party who, in fact, develops intellectual property that we regard as our own. In addition, such agreements may be breached or may not be self-executing, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly, and an unfavorable outcome could harm our business.

Our success will depend in part on our ability to operate without infringing the intellectual property and proprietary rights of third parties. We cannot assure you that our business, products and methods do not or will not infringe the patents or other intellectual property rights of third parties.

There is significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. While we are not currently subject to any pending intellectual property litigation, and are not aware of any such threatened litigation, we may be exposed to future litigation by third parties based on claims that our products or our product candidates, technologies or activities infringe the intellectual property rights of others. If our development activities are found to infringe any such patents, we may have to pay significant damages or seek licenses to such patents. A patentee could prevent us from using the patented drugs or compositions. We may need to resort to litigation to enforce a patent issued to us, to protect our trade secrets, or to determine the scope and validity of third-party proprietary rights.

From time to time, we may hire scientific personnel or consultants formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of prior affiliations. Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign our products. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. Any adverse ruling or perception of an adverse ruling in defending ourselves against these claims could have a material adverse impact on our cash position and the price of our shares. Any legal action against us or our collaboration partners could lead to:

•        payment of substantial damages for past use of the asserted intellectual property and potentially treble damages, if we are found to have willfully infringed a party’s patent rights;

•        injunctive or other equitable relief that may effectively block our ability to further develop, commercialize, and sell our products and product candidates; or

•        us or our collaboration partners having to enter into license arrangements that may not be available on commercially acceptable terms, if at all, all of which could have a material adverse impact on our cash position and business and financial condition. As a result, we could be prevented from commercializing current or future product candidates.

Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects.

Issued patents covering our approved product and product candidates could be found to be invalid or unenforceable if challenged in court.

If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering our approved product or one of our product candidates, the defendant could counterclaim that the patent covering our approved product or one of our product candidates is invalid and/or unenforceable. In patent litigation, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include alleged failures to meet any of several statutory requirements in most jurisdictions, including lack of novelty, obviousness or non-enablement. In the United States, grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review and equivalent proceedings in foreign jurisdictions, e.g., opposition proceedings. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our approved product or product candidates or competitive products. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our approved product and/or our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

Our business, results of operations and future growth prospects could be materially and adversely affected by the COVID-19 pandemic.

Due to the continued evolution and uncertain global impacts of the COVID-19 pandemic, we cannot precisely determine or quantify the impact this pandemic will have on our business, operations and financial performance. The extent to which COVID-19 may impact our preclinical studies, clinical trial operations, business, results of operations and future growth prospects will depend on a variety of factors and future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration, scope and severity of the pandemic, the duration and extent of travel restrictions and social distancing restrictions, business closures or business disruptions and the effectiveness of other governmental actions taken to contain and treat COVID-19.

The pandemic and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. Before vaccines were broadly available in the United States, in response to the spread of COVID-19, we had our administrative employees continuing their work outside of our offices and we limited the number of staff in any given research and development laboratory. Our research and development teams were operating on a staggered schedule, which altered our operations and processes. While the extent of the impact of the COVID-19 pandemic on our business and financial results is uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material adverse effect on our business, financial condition and results of operations. As a result of the COVID-19 pandemic, we may experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:

•        delays advancing cudetaxestat or our other product candidates through our planned clinical trials;

•        interruptions in preclinical studies due to restricted or limited operations at our laboratory facility;

•        delays or difficulties in enrolling and retaining patients in our planned clinical trials;

•        delays or difficulties in clinical site initiation, including difficulties in recruiting CROs for our preclinical trials and clinical site investigators and clinical site staff for our planned clinical trials;

•        diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•        interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others or interruption of clinical trial subject visits and study procedures (such as endoscopies that are deemed non-essential), which may impact the integrity of subject data and clinical study endpoints;

•        interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;

•        interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

•        limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•        interruption or delays to our sourced discovery and clinical activities; and

•        changes in clinical site procedures and requirements as well as regulatory requirements for conducting clinical trials during the pandemic.

Any negative impact COVID-19 has on patient enrollment or treatment or the execution of our planned and ongoing preclinical studies and clinical trials, on our manufacturers and suppliers, and on our business plans generally could cause costly delays, which could adversely affect our ability to commercialize cudetaxestat and to obtain regulatory approval for and commercialize any future approved products, and our current and any future product candidates, increase our operating expenses, and could have a material adverse effect on our financial results.

We may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus. For example, in March 2020, the FDA issued a guidance, which FDA subsequently revised, on conducting clinical trials during the pandemic, which describes a number of considerations for sponsors of clinical trials impacted by the pandemic.

The trading prices for shares of other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic and following this offering the trading prices for shares of our common stock could also experience high volatility. As a result, we may face difficulties raising capital through sales of our common stock or such sales may be on unfavorable terms. In addition, a recession, depression or other sustained adverse market event resulting from the spread of the COVID-19 could materially and adversely affect our business and the value of our common stock.

The ultimate impact of the COVID-19 pandemic on our business operations is highly uncertain and subject to change and will depend on future developments, which cannot be accurately predicted, including the duration of the pandemic, the ultimate geographic spread of the disease, additional or modified government actions, new information that will emerge concerning the severity and impact of COVID-19 and the actions taken to contain COVID-19 or address its impact in the short and long term, among others. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, our research programs, healthcare systems or the global economy. We will continue to monitor the situation closely.

In addition, our business could be materially adversely affected by other business disruptions to us or our third-party providers that could materially adversely affect our potential future revenue and financial condition and increase our costs and expenses. Our operations, and those of our CROs, contract manufacturing organizations, or CMOs, and other contractors, consultants and third parties could be subject to other global pandemics, earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could materially adversely affect our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce and process our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

In addition, we may take temporary precautionary measures intended to help minimize the risk of the virus to our employees, including temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for our employees, and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect our business. The COVID-19 pandemic may also cause delays in regulatory approvals. In June 2020, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals; however, the FDA and equivalent foreign regulatory agencies may not be able to continue their current pace and review timelines could be extended.

Continuing uncertainty around the ongoing pandemic and related issues could lead to adverse effects on the economy of the United States and other economies, which could impact our ability to develop and commercialize our products and raise capital going forward.

We currently rely, and plan to rely on in the future, third parties to conduct and support our preclinical studies and clinical trials. If these third parties do not properly and successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval of or commercialize our product candidates.

We have utilized and plan to continue to utilize and depend upon independent investigators and collaborators, such as medical institutions, CROs, CMOs and strategic partners to conduct and support our preclinical studies and clinical trials under agreements with us. We are continuing to build our internal chemistry, manufacturing and controls, biology and preclinical development capabilities to supplement activities conducted by third parties on our behalf. As part of this personnel build out, we may incur additional costs or experience delays in engaging directly with other third-party CROs and CMOs.

We expect to have to negotiate budgets and contracts with CROs, trial sites and CMOs and we may not be able to do so on favorable terms, which may result in delays to our development timelines and increased costs. We will rely heavily on these third parties over the course of our preclinical studies and clinical trials, and we control only certain aspects of their activities. As a result, we will have less direct control over the conduct, timing and completion of these preclinical studies and clinical trials and the management of data developed through preclinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal and regulatory requirements and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the GCP regulations. In addition, our clinical trials must be conducted with pharmaceutical product produced under cGMP regulations and will require a large number of test patients. Our failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting our clinical trials will not be our employees and, except for remedies available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our product candidates. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be adversely affected, our costs could increase and our ability to generate revenue could be delayed.

Switching or adding third parties to conduct our preclinical studies and clinical trials involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines.

We currently rely and expect to rely in the future on the use of manufacturing suites in third-party facilities or on third parties to manufacture our product candidates, and we may rely on third parties to produce and process our products, if approved. Our business could be adversely affected if we are unable to use third-party manufacturing suites or if the third-party manufacturers fail to provide us with sufficient quantities of our product candidates or fail to do so at acceptable quality levels or prices.

We do not currently own any facility that may be used as our clinical-scale manufacturing and processing facility and must currently rely on outside vendors to manufacture our product candidates. We will need to negotiate and maintain contractual arrangements with these outside vendors for the supply of our product candidates and we may not be able to do so on favorable terms. We have not yet caused any product candidates to be manufactured on a commercial scale and may not be able to do so for any of our product candidates, if approved.

The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other comparable foreign regulatory authorities following inspections that will be conducted after we submit an application to the FDA or other comparable foreign regulatory authorities. We may not control the manufacturing process of, and may be completely dependent on, our contract manufacturing partners for compliance with cGMP requirements and any other regulatory requirements of the FDA or other regulatory authorities for the manufacture of our product candidates. Beyond periodic audits, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any approval in the future, we may need to find alternative manufacturing facilities, which would require the incurrence of significant additional costs and materially adversely affect our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Similarly, if any third-party manufacturers on which we will rely fail to manufacture quantities of our product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows us to achieve profitability, our business, financial condition and prospects could be materially and adversely affected.

Our anticipated reliance on a limited number of third-party manufacturers exposes us to a number of risks, including the following:

•        we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must inspect any manufacturers for cGMP compliance as part of our marketing application;

•        a new manufacturer would have to be educated in, or develop substantially equivalent processes for, the production of our product candidates;

•        our third-party manufacturers might be unable to timely manufacture our product candidates or produce the quantity and quality required to meet our clinical and commercial needs, if any;

•        contract manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;

•        our future contract manufacturers may not perform as agreed, may not devote sufficient resources to our product candidates or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products, if any;

•        manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards and we have no control over third-party manufacturers’ compliance with these regulations and standards;

•        we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our product candidates;

•        our third-party manufacturers could breach or terminate their agreements with us;

•        raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects;

•        our contract manufacturers and critical reagent suppliers may be subject to inclement weather, as well as natural or man-made disasters; and

•       our contract manufacturers may have unacceptable or inconsistent product quality success rates and yields, and we have no direct control over our contract manufacturers’ ability to maintain adequate quality control, quality assurance and qualified personnel.

Our business could be materially adversely affected by business disruptions to our third-party providers that could materially adversely affect our potential future revenue and financial condition and increase our costs and expenses. Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our product candidates by the FDA, result in higher costs or adversely impact commercialization of our product candidates. In addition, we will rely on third parties to perform certain specification tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA could place significant restrictions on our company until deficiencies are remedied.

The Combined Company’s use of net operating losses to offset future taxable income may be subject to certain limitations.

The Combined Company’s ability to use net operating losses to offset future taxable income may be subject to certain limitations. In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a cumulative change of more than 50 percentage points (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change net operating loss (“NOL”) carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. The Combined Company may have experienced an ownership change in the past and may experience an ownership change in connection with the Business Combination and may also experience ownership change(s) in the future as a result of subsequent shifts in its stock ownership, some of which may be outside the Combined Company’s control. Therefore, it is possible that such an ownership change could limit the amount of NOLs the Combined Company can use to offset future taxable income. Accordingly, the Combined Company’s may not be able to utilize a material portion of our NOL carryforwards.

Risks related to the Business Combination

The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

Even if the Merger Agreement is approved by the shareholders of BAC and Blade Stockholders, specified conditions must be satisfied or waived before the parties to the Merger Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Merger Agreement, see the section titled “Conditions to Obligations.” BAC and Blade and may not satisfy all of the closing conditions in the Merger Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause BAC and Blade to each lose some or all of the intended benefits of the Business Combination.

BAC and Blade will incur significant transition costs in connection with the Business Combination.

BAC and Blade have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. BAC and Blade may also incur additional costs to retain key employees. Certain transaction costs incurred in connection with the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by the Combined Company following the Closing of the Business Combination.

If the Business Combination benefits do not meet the expectation of investors or securities analysts, the market price of BAC’s securities, or following the consummation of the Business Combination, Blade Biotherapeutics’ securities may decline.

If the Business Combination does not meet the expectations of investors or securities analysts, the market price of BAC’s securities prior to the Closing of the Business Combination may decline. The market values of Blade Therapeutics’ securities at the time of the Closing may vary significantly from the market price of BAC’s securities on the date the Merger Agreement was executed, the date of this proxy statement/prospectus solicitation statement/prospectus, or the date on which BAC’s shareholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Merger Agreement will not be adjusted to reflect any changes in the market price of BAC’s ordinary share, the market value of securities issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.

In addition, following the Business Combination, fluctuations in the price of securities of Blade Biotherapeutics could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the stock of Blade. Accordingly, the valuation ascribed to Blade in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for Blade Biotherapeutics’ securities develops and continues, the trading price of the securities of Blade Biotherapeutics following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond BAC’s control. Any of the factors listed below could have a material adverse effect on your investment in BAC’s securities and Blade Biotherapeutics’ securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Blade Biotherapeutics’ securities may not recover and may experience a further decline.

If third parties bring claims against BAC, the proceeds held in the trust account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the offering price per unit in BAC’s initial public offering).

BAC’s placing of funds in the trust account may not protect those funds from third-party claims against BAC. Although BAC will seek to have all vendors, service providers (other than BAC’s independent registered public accounting firm), prospective target businesses and other entities with which BAC does business execute agreements with BAC waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against BAC’s assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, BAC’s management will consider whether competitive alternatives are reasonably available to BAC and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of BAC under the circumstances.

Examples of possible instances where BAC may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with BAC and will not seek recourse against the trust account for any reason. Upon redemption of BAC’s public shares, if BAC has not completed its business combination within the required time period, or upon the exercise of a redemption right in connection with its business combination, BAC will be required to provide for payment of claims of creditors that were not waived that may be brought against BAC within the 10 years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the trust account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to BAC if and to the extent any claims by a third party (other than BAC’s independent auditors) for services rendered or products sold to BAC, or a prospective target business with which BAC has discussed entering into a transaction agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, due to reductions in value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under BAC’s indemnity of the underwriters of BAC’s initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims. BAC has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of BAC. The Sponsor may not have sufficient funds available to satisfy those obligations. BAC has not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the trust account, the funds available for BAC’s business combination and redemptions could be reduced to less than $10.00 per public share. In such event, BAC may not be able to complete BAC’s business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of BAC’s directors or officers will indemnify BAC for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Additionally, if BAC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against BAC which is not dismissed, or if BAC otherwise enters compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in BAC’s bankruptcy estate and subject to the claims of third parties with priority over the claims of BAC’s shareholders. To the extent any bankruptcy claims deplete the trust account, BAC may not be able to return to the public shareholders $10.00 per share (which was the offering price in the initial public offering).

BAC’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the trust account available for distribution to BAC’s public shareholders.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per share and (ii) the actual amount per share held in the trust account as of the date of the liquidation of the trust account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, BAC’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While BAC currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that BAC’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If BAC’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to BAC’s public shareholders may be reduced below $10.00 per share.

Warrants will become exercisable for Blade Biotherapeutics’ common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to BAC shareholders.

If the Business Combination is completed, outstanding warrants to purchase an aggregate of 11,500,000 shares of Blade Biotherapeutics’ common stock will become exercisable in accordance with the terms of the warrant agreement governing those securities. These warrants will become exercisable 30 days after the completion of the Business Combination. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of Blade Biotherapeutics’ common stock will be issued, which will result in dilution to the holders of Blade Biotherapeutics’ common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the prevailing market prices of common stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. See “— Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment.”

Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer and Trust, as warrant agent, and BAC. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or correct any mistake, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, BAC may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment. Although BAC’s ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period, or decrease the number of shares of common stock purchasable upon exercise of a warrant.

Blade Biotherapeutics may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

Following the Closing, Blade Biotherapeutics will have the ability to redeem outstanding warrants (excluding the private warrants) at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Blade Biotherapeutics’ common stock equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date Blade Biotherapeutics sends the 30 days’ prior written notice of redemption to the warrant holders. In the event that the Blade Biotherapeutics elects to redeem all of the redeemable warrants as described above, Blade Biotherapeutics will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by Blade Biotherapeutics not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the warrant agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. Blade Biotherapeutics is not contractually obligated to notify investors when its warrants become eligible for redemption, and does not intend to so notify investors upon eligibility of the warrants for redemption.

If and when the warrants become redeemable by us, Blade Biotherapeutics may exercise its redemption right even if Blade Biotherapeutics is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, may be substantially less than the market value of your warrants. BAC’s Class A ordinary shares reached a high of $9.95 per share in the first quarter of 2021, which is well below the public redemption threshold of $18.00 per share.

If Blade Therapeutics exercises its rights to redeem the public warrants, the value received upon exercise of the public warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not fully compensate the holders for the intrinsic value of the warrants, if the common stock price declines after the receipt date of the redemption notice. None of the private placement warrants will be redeemable by Blade Biotherapeutics, subject to certain circumstances, so long as they are held by the Sponsor or its permitted transferees.

If BAC requires public shareholders who wish to redeem their public shares to comply with the delivery requirements for redemption, such shareholders may be unable to sell their securities when they wish to in the event that the Business Combination is not approved.

If BAC requires public shareholders who wish to redeem their public shares to comply with specific delivery requirements for redemption and the Business Combination is not consummated, BAC will promptly return such certificates to the applicable public shareholders. Accordingly, investors who attempted to redeem their shares in such a circumstance will be unable to sell their securities after the failed acquisition until BAC has returned their securities to them. The market price for BAC’s shares may decline during this time and BAC’s public shareholders may not be able to sell their securities when they wish to, even while other shareholders that did not seek conversion may be able to sell their securities.

We may be subject to securities litigation and our management may be subject to other litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm our business.

Moreover, our directors and officers may also from time to time be involved in litigation or other claims unrelated to their activities on our behalf. For example, one of our independent directors, Mark Timney, is named as a party in multiple civil litigations deriving from his tenure from 2014 to 2017 as chief executive officer of Purdue Pharmaceuticals. Purdue Pharmaceuticals and individuals associated with it have been sued in civil court, including by various state Attorneys General, for public nuisance, negligence, violations of the Federal Racketeer Influenced and Corrupt Organizations (RICO) Act and violations of state corruption and trade practices laws, in connection with Purdue’s manufacture marketing and sale of opioid medications.

Following the consummation of the Business Combination, Blade Biotherapeutics will be an “emerging growth company” and it cannot be certain if the required disclosure requirements applicable to emerging growth companies will make the post-combination company’s common stock less attractive to investors and may make it more difficult to compare performance with other public companies.

BAC is (and Blade Biotherapeutics following the Business Combination will be) an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and has taken advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, disclosure obligations regarding executive compensation in BAC’s periodic reports and proxy statements and requirements of holding a nonbinding advisory vote on certain executive compensation matters. As a result, BAC’s shareholders may not have access to certain information they may deem important. BAC and, following the Closing, Blade Biotherapeutics may be an emerging growth company for up to five years from the Initial Public Offering, although circumstances could cause the loss of that status earlier, including if the market value of the common stock of BAC or Blade Biotherapeutics, as applicable, held by non-affiliates exceeds $700 million as of any June 30 before such time, in which case BAC or Blade Biotherapeutics would no longer be an emerging growth company as of the following December 31. BAC cannot predict whether investors will find its (or the Blade Biotherapeutics’) securities less attractive because BAC (or Blade Biotherapeutics) rely on these exemptions. If some investors find the securities less attractive as a result of reliance on these exemptions, the trading prices of the Blade Biotherapeutics’ securities may be lower than they otherwise would be, there may be a less active trading market for Blade Biotherapeutics’ securities and the trading prices of the securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. BAC has elected not to opt out of such extended transition period. Accordingly, when a standard is issued or revised and it has different application dates for public or private companies, BAC (or Blade Biotherapeutics following the Business Combination), as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard, unless early adoption is permitted by the standard. This may make comparison of BAC’s and Blade Biotherapeutics’ financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect the business of BAC, Blade or Blade Biotherapeutics, including BAC’s ability to negotiate and complete its initial business combination, and the businesses’ results of operations.

BAC is subject to laws and regulations enacted by national, regional and local governments. In particular, BAC is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time. For example, on March 30, 2022, the SEC issued proposed new rules relating to SPACs and their business combination transactions. Any changes in laws, regulations, interpretations and applications could have a material adverse effect on the business of BAC, Blade or Blade Biotherapeutics, including BAC’s ability to negotiate and complete its initial business combination, and the businesses’ results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on any of the businesses, including BAC’s ability to negotiate and complete its initial business combination, and results of operations.

Blade Biotherapeutics will incur significantly increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition, and results of operations.

As a public company we will incur significant legal, accounting, and other expenses. We will be subject to reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the rules subsequently implemented by the SEC, the rules and regulations of the listing standards of the Nasdaq, and other applicable securities rules and regulations. Compliance with these rules and regulations will likely strain our financial and management systems, internal controls, and employees.

The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. Moreover, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures, and internal control over, financial reporting to meet this standard, significant resources and management oversight may be required. If we have material weaknesses or deficiencies in our internal control over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. Effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud.

In addition, we will be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act when we cease to be an emerging growth company. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, operating results, and financial condition. Although we have already engaged additional resources to assist us in complying with these requirements, our finance team is small and we may need to hire more employees in the future, or engage outside consultants, which will increase our operating expenses.

Risks Related to Domestication

Upon consummation of the Business Combination, the rights of holders of common stock arising under the DGCL as well as the Proposed Organizational Documents will differ from and may be less favorable to the rights of holders of BAC’s ordinary shares arising under the Cayman Islands Companies Act as well as the Current Charter.

Upon consummation of the Business Combination, the rights of holders of common stock will arise under the Proposed Organizational Documents as well as the DGCL. The Proposed Organizational Documents and the DGCL contain provisions that differ in some respects from those in the Current Charter and the Cayman Islands Companies Act and, therefore, some rights of holders of common stock following the Domestication and the Business Combination could differ from the rights that holders of BAC ordinary shares currently possess. For instance, while class actions are generally not available to shareholders under the Cayman Islands Companies Act, such actions are generally available under the DGCL. This change could increase the likelihood that the Combined Company becomes involved in costly litigation, which could have a material adverse effect on the Combined Company.

In addition, there are differences between the Proposed Organizational Documents and the current constitutional documents of BAC. For a more detailed description of the rights of holders of common stock under the DGCL and how they may differ from the rights of holders of BAC ordinary shares under the Cayman Islands Companies Act, please see the section entitled “Domestication Proposal — Comparison of Shareholder/Stockholder Rights under the Applicable Corporate Law Before and After the Domestication.”

The forms of the Proposed Certificate of Incorporation and the Proposed Bylaws of Blade Biotherapeutics are attached as Annex C and Annex D, respectively, to this proxy statement/prospectus and BAC urges you to read them.

Delaware Law and the Proposed Certificate of Incorporation will contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Certificate of Incorporation and the Proposed Bylaws that will be in effect upon completion of the Domestication differ from the Current Charter. Among other differences, the Proposed Certificate of Incorporation and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by Blade Biotherapeutics’ board of directors, and therefore depress the trading price of Blade Biotherapeutics’ common stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the BAC Board or taking other corporate actions, including effecting changes in management. Among other things, the Proposed Certificate of Incorporation and the Proposed Bylaws include provisions regarding:

•        a classified board of directors with three-year staggered terms, which could delay the ability of Blade Biotherapeutics’ stockholders to change the membership of a majority of the Blade Biotherapeutics’ board of directors;

•        the ability of Blade Biotherapeutics’ board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        the right of Blade Biotherapeutics’ board of directors to elect a director to fill a vacancy created by the expansion of Blade Biotherapeutics’ board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on Blade Biotherapeutics’ board of directors;

•       the requirement that directors may only be removed from Blade Biotherapeutics’ board of directors for cause;

•       the requirement that a special meeting of stockholders may be called only by Blade Biotherapeutics’ board of directors, the chairman of Blade Biotherapeutics’ board of directors or Blade Biotherapeutics’ chief executive officer, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•        controlling the procedures for the conduct and scheduling of meetings of Blade Biotherapeutics’ board of directors and stockholders;

•        the requirement for the affirmative vote of holders of 66 2∕3% of the voting power of the outstanding voting capital stock of Blade Biotherapeutics, voting together as a single class to amend, alter, change or repeal certain provisions in the Proposed Certificate of Incorporation and the Proposed Bylaws, respectively, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in Blade Biotherapeutics’ board of directors and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•        the ability of Blade Biotherapeutics’ board of directors to amend the Proposed Bylaws, which may allow Blade Biotherapeutics’ board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Proposed Bylaws to facilitate an unsolicited takeover attempt;

•        advance notice procedures with which stockholders must comply to nominate candidates to Blade Biotherapeutics’ board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in Blade Biotherapeutics’ board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Blade Biotherapeutics;

•        the limitation of the liability of, and the indemnification of, Blade Biotherapeutics’ directors and officers; and

•        prohibitions on stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of stockholders.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in Blade Biotherapeutics’ board of directors or management.

In addition, as a Delaware corporation, Blade Biotherapeutics will generally be subject to provisions of Delaware law, including the DGCL. Although Blade Biotherapeutics will elect not to be governed by Section 203 of the DGCL, certain provisions of the Proposed Certificate of Incorporation will, in a manner substantially similar to Section 203 of the DGCL, prohibit certain Blade Biotherapeutics stockholders (other than those stockholders who are party to a stockholders’ agreement with Blade Biotherapeutics) who hold 15% or more of Blade Biotherapeutics’ outstanding capital stock from engaging in certain business combination transactions with Blade Biotherapeutics for a specified period of time unless certain conditions are met. See the section entitled “Description of Blade Biotherapeutics’ Securities — Authorized Capitalization — Anti-Takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws.”

Any provision of the Proposed Certificate of Incorporation, the Proposed Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of Blade Biotherapeutics’ capital stock and could also affect the price that some investors are willing to pay for the Blade Biotherapeutics’ common stock.

The form of the Proposed Certificate of Incorporation is attached as Annex C to this proxy statement/prospectus and the form of the Proposed Bylaws is attached as Annex D; BAC urges you to read them in their entirety.

Provisions in the Proposed Certificate of Incorporation and Delaware law may have the effect of increasing costs to investors to bring lawsuits or discouraging lawsuits against the directors and officers of Blade Biotherapeutics.

Following the Domestication and Business Combination, the Proposed Certificate of Incorporation will require that, unless the board of directors of Blade Biotherapeutics consents in writing to the selection of an alternative forum, that (i) any derivative action or proceeding brought on behalf of Blade Biotherapeutics, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to Blade Biotherapeutics or its stockholders, (iii) any action asserting a claim against Blade Biotherapeutics, its directors, officers or employees arising pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation, or (iv) any action asserting a claim governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel.

The Proposed Certificate of Incorporation provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of Blade Biotherapeutics shall be deemed to have notice of and consented to the foregoing choice of forum provision.

This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Proposed Certificate of Incorporation provides further that unless Blade Biotherapeutics consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against Blade Biotherapeutics, a court could find the choice of forum provisions contained in the Proposed Certificate of Incorporation to be inapplicable or unenforceable in such action. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions.

Risks Related to Redemption

Public shareholders who wish to redeem their public shares for a pro rata portion of the trust account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If BAC’s shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the trust account.

A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (i)(a) holds public shares, or (b) if the public shareholder holds public shares through units, the public shareholder elects to separate its units into the underlying public shares and public warrants prior to exercising its redemption rights with respect to the public shares; (ii) submits a written request to Continental Stock Transfer and Trust, BAC’s transfer agent, in which it (a) requests that BAC redeem all or a portion of its public shares for cash, and (b) identifies itself as a beneficial holder of the public shares and provides its legal name, phone number, and address; and (iii) delivers its share certificates (if any) and other redemption forms (as applicable) to Continental Stock Transfer and Trust physically or electronically through DTC. Shareholders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on May 27, 2022 (two business days before the Meeting) in order for their shares to be redeemed. In order to obtain a physical share certificate, a public shareholder’s broker and/or clearing broker, DTC and Continental Stock Transfer and Trust, will need to act to facilitate this request. It is BAC’s understanding that public shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because BAC does not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental Stock Transfer and Trust, BAC will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of the initial public offering, calculated as of two business days prior to the consummation of the Business Combination. Please see the section entitled “Extraordinary General Meeting of BAC Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.

Shareholders may not have sufficient time to comply with the delivery requirements associated with exercise of their redemption rights.

Pursuant to the Current Charter, BAC is required to give a minimum of only 5 clear days’ notice (meaning 5 days’ notice, excluding the day when the notice is received or deemed to be received and the day for which it is given or which it is to take effect) for an extraordinary general meeting. As a result, if BAC requires public shareholders who wish to convert their public shares into the right to receive a pro rata portion of the funds in the trust account to comply with specific delivery requirements for redemption, holders may not have sufficient time to receive the notice and deliver their shares for redemption. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain BAC’s securities when they otherwise would not want to.

If a public shareholder fails to receive notice of BAC’s offer to redeem public shares in connection with the Business Combination, or fails to comply with the procedures required to redeem its shares, such shares may not be redeemed.

If, despite BAC’s compliance with the proxy rules, a public shareholder fails to receive BAC’s proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her, or its public shares. In addition, the proxy materials that BAC is furnishing to holders of public shares in connection with the Business Combination describes the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section entitled “Extraordinary General Meeting of BAC Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If a public shareholder or a “group” of public shareholders are deemed to hold in excess of 15% of BAC’s public shares, that public shareholder will lose the ability to redeem all such shares in excess of 15% of BAC’s public shares, absent BAC’s consent.

A holder of public shares, together with any affiliate of such shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the public shares, which is referred to as the “Excess Shares.” Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such Excess Shares would not be redeemed for cash, without BAC’s prior consent. However, such public shareholder may vote all their shares (including Excess Shares) for or against the Business Combination. A public shareholder’s inability to redeem the Excess Shares will reduce such public shareholder’s influence over BAC’s ability to complete the Business Combination and such public shareholder could suffer a material loss on such public shareholder’s investment in BAC if the public shareholder sells Excess Shares in open market transactions. Additionally, a public shareholder will not receive redemption distributions with respect to the Excess Shares if BAC completes the Business Combination. As a result, public shareholder will continue to hold that number of public shares exceeding 15% and, in order to dispose of such shares, would be required to sell such shares in open market transactions, potentially at a loss.

There is no guarantee that a public shareholder’s decision whether to redeem its shares for a pro rata portion of the trust account will put the public shareholder in a better future economic position.

BAC can give no assurance as to the price at which a public shareholder may be able to sell its shares of Blade Biotherapeutics’ common stock in the future following the completion of the Business Combination or, if the Business Combination is not consummated, its public shares following any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in BAC’s or Blade Biotherapeutics’ share price, and may result in a lower value realized now than a public shareholder might realize in the future had the public shareholder not redeemed its shares. Similarly, if a public shareholder does not redeem its shares, the public shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a public shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A public shareholder should consult the public shareholder’s own financial advisor for assistance on how this may affect his, her, or its individual situation.

There is a risk that a U.S. Holder may recognize taxable gain with respect to its ordinary shares at the effective time of the Domestication.

The BAC Board believes the Domestication should qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. If the Domestication should fail to qualify as a reorganization under Section 368(a) of the Code, a U.S. Holder of ordinary shares generally would recognize a gain or loss with respect to its ordinary shares in an amount equal to the difference, if any, between the fair market value of the corresponding common stock of Blade Biotherapeutics received in the Domestication and the U.S. Holder’s adjusted tax basis in its ordinary shares converted in the Domestication.

As described more fully under the section entitled “U.S. Federal Income Tax Considerations” below, it is intended that the Domestication will constitute a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Code. Assuming that the Domestication so qualifies, U.S. Holders (as defined in such section) of ordinary shares will be subject to Section 367(b) of the Code and, as a result:

•        A U.S. Holder of ordinary shares whose ordinary shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of BAC’s earnings in income;

•       A U.S. Holder of ordinary shares whose ordinary shares have a fair market value of $50,000 or more, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power and value of all classes of ordinary shares will generally recognize gain (but not loss) on the exchange of ordinary shares for shares in Blade Biotherapeutics (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing such gain, such U.S. Holders may file an election to include in income as a deemed dividend the “all earnings and profits amounts,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its ordinary shares, provided certain other requirements are satisfied. BAC does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication; and

•       A U.S. Holder of ordinary shares whose ordinary shares have a fair market value of $50,000 or more, and who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power or value of all classes of ordinary shares will generally be required to include in income as a deemed dividend the “all earnings and profits amount,” (as defined in Treasury Regulation Section 1.367(b)-2(d))) attributable to its ordinary shares, provided certain other requirements are satisfied. BAC does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

Furthermore, even if the Domestication qualifies as a reorganization under Section 368(a) of the Code, a U.S. Holder of ordinary shares may still recognize gain (but not loss) upon the exchange of its ordinary shares for common stock in Blade Biotherapeutics pursuant to the Domestication under the “passive foreign investment company” (“PFIC”), rules of the Code equal to the excess, if any, of the fair market value of the common stock of Blade Biotherapeutics received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding ordinary shares converted in the Domestication. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. In such event, the U.S. Holder’s aggregate tax basis in Blade Biotherapeutics’ common stock received in connection with the Domestication should be the same as the aggregate tax basis of ordinary shares converted in the Domestication, increased by any amount included in the income of such U.S. Holder under the PFIC rules. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the description in the section entitled “U.S. Federal Income Tax Considerations — U.S. Holders — Effect of PFIC Rules on the Domestication.”

BAC (or Blade Biotherapeutics following the Business Combination) could be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions.

BAC (or Blade Biotherapeutics following the Business Combination) could also be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof in the United States or other jurisdictions and changes in tax law could reduce BAC’s after-tax income and adversely affect BAC’s (or following the Business Combination, Blade Biotherapeutics’) business and financial condition. For example, the U.S. federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), enacted in December 2017, resulted in fundamental changes to the Code, as amended, including, among many other things, a reduction to the federal corporate income tax rate, a partial limitation on the deductibility of business interest expense, a limitation on the deductibility of certain director and officer compensation expense, limitations on net operating loss carrybacks and carryovers and changes relating to the scope and timing of U.S. taxation on earnings from international business operations. Subsequent legislation, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) enacted on March 27, 2020, and subsequent federal law in response to COVID-19, including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, relaxed certain of the limitations imposed by the Tax Act for certain taxable years, including the limitation on the use and carryback of net operating losses and the limitation on the deductibility of business interest expense. The exact impact of the Tax Act and the CARES Act for future years is difficult to quantify, but these changes could materially affect us, Blade, or its subsidiaries. In addition, other changes could be enacted in the future to increase the corporate tax rate, further limit the deductibility of interest impose minimum taxes or surtaxes on certain types of income, significantly alter the taxation of income derived from international operations or effect other changes that could have a material adverse effect on BAC’s (or Blade Biotherapeutics following the Business Combination) financial condition. While certain draft legislation has been publicly released and is under development in Congress at this time, the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur. If such changes are enacted or implemented, we are currently unable to predict the ultimate impact on our business and therefore there can be no assurance our business will not be adversely affected.

Risks Related to Blade Biotherapeutics’ Shares

An active, liquid trading market for Blade Biotherapeutics’ common stock may not develop and be sustained, which may limit your ability to sell your shares.

An active trading market for Blade Biotherapeutics’ shares may never develop or be sustained following the consummation of the Business Combination. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither Blade Biotherapeutics nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of Blade Biotherapeutics’ common stock. An inactive market may also impair Blade Biotherapeutics’ ability to raise capital to continue to fund operations by issuing shares and may impair Blade Biotherapeutics’ ability to acquire other companies or technologies by using Blade Biotherapeutics’ shares as consideration.

Under the committed equity facility that BAC has entered into with CFPI, following the consummation of the Business Combination, Blade Biotherapeutics may issue up to $75 million worth of additional shares of its common stock. Any such issuances, as well as the payment of the commitment fee in the form of shares of Blade Biotherapeutics’s common stock, will increase the number of shares eligible for future resale in the public market, will result in dilution to Blade Biotherapeutics stockholders and could adversely affect the prevailing market price of Blade Biotherapeutics’s common stock.

In May 2022, BAC entered into the Cantor Purchase Agreement with CFPI relating to a committed equity facility (the “Facility”). Pursuant to the Cantor Purchase Agreement, Blade Biotherapeutics will have the right from time to time at its option following closing of the Business Combination to sell to CFPI up to $75 million of Blade Biotherapeutics’s common stock, subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement. As a commitment fee for Cantor’s services under the Cantor Purchase Agreement, Blade Biotherapeutics will issue to Cantor a number of shares of Blade Biotherapeutics common stock equal to the quotient of $2,250,000 divided by the last closing trade price for the Common Stock on Nasdaq for a share of Blade Biotherapeutics’s common stock on the earlier of (i) the second trading day immediately prior to the filing of a resale registration statement with respect to the shares of Blade Biotherapeutics’s common stock to be sold under the Facility and (ii) the date on which Cantor sends an invoice to Blade Biotherapeutics with respect to such commitment fee.

Following the closing of the Business Combination, and upon the initial satisfaction of certain conditions, including that a registration statement registering the resale by CFPI of such shares of Blade Biotherapeutics’s common stock under the Securities Act is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, Blade Biotherapeutics will have the right, but not the obligation, from time to time at its sole discretion during the following 36-month period, to direct CFPI to purchase up to a specified maximum number of shares of Blade Biotherapeutics as set forth in the Cantor Purchase Agreement. The purchase price of the shares of Blade Biotherapeutics’s common stock that Blade Biotherapeutics elects to sell to Cantor pursuant to the Purchase Agreement will be 97% of the volume weighted average price of the shares of Blade Biotherapeutics’s common stock during the applicable purchase date. Sales of Blade Biotherapeutics’s common stock to CFPI under the Cantor Purchase Agreement, and the timing of any sales, will be determined by Blade Biotherapeutics from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of shares of Blade Biotherapeutics’s common stock and determinations by Blade Biotherapeutics regarding the use of proceeds of such sales.

To the extent shares of Blade Biotherapeutics’s common stock are issued under the Facility, existing holders of Blade Biotherapeutics’ common stock will experience dilution, which could adversely affect their ability to influence the management of Blade Biotherapeutics and reduce the size of any per-share dividends, distributions or other economic benefits (if any) that such existing stockholders might receive. In addition, resales of such shares into the public market, or the fact that such shares might be issued and resold into the public market, could adversely affect the prevailing market price of Blade Biotherapeutics’s common stock.

Blade Biotherapeutics’ issuance of additional shares of common stock or convertible securities may dilute your ownership of us and could adversely affect our stock price.

From time to time in the future, in addition to any securities issued under the Facility as entered into with CFPI, which is described above, Blade Biotherapeutics may issue additional shares of common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. Additional shares of Blade Biotherapeutics’ common stock may also be issued upon exercise of outstanding stock options and warrants to purchase Blade Biotherapeutics’ common stock. The issuance by Blade Biotherapeutics of additional shares of common stock or securities convertible into common stock would dilute your ownership of Blade Biotherapeutics and the sale of a significant amount of such shares in the public market could adversely affect the prevailing market price of Blade Biotherapeutics’ common stock. Subject to the satisfaction of vesting conditions and the expiration of lockup agreements, shares issuable upon exercise of options will be available for resale immediately in the public market without restriction.

Issuing additional shares of Blade Biotherapeutics’ capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of existing stockholders, reduce the market price of Blade Biotherapeutics’ common stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit Blade Biotherapeutics’ ability to pay dividends to the holders of its common stock. Blade Biotherapeutics’ decision to issue securities in any future offering will depend on market conditions and other factors beyond BAC’s control, which may adversely affect the amount, timing, or nature of future offerings. As a result, holders of Blade Biotherapeutics’ common stock bear the risk that future offerings may reduce the market price of Blade Biotherapeutics’ common stock and dilute their percentage ownership.

Future sales, or the perception of future sales, of Blade Biotherapeutics’ common stock by Blade Biotherapeutics or Blade Biotherapeutics’ existing stockholders in the public market could cause the market price for Blade Biotherapeutics’ common stock to decline.

The sale of substantial amounts of shares of Blade Biotherapeutics’ common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of Blade Biotherapeutics’ common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for Blade Biotherapeutics to sell equity securities in the future at a time and at a price that Blade Biotherapeutics deems appropriate.

In connection with the Business Combination, the Sponsor and certain Blade Stockholders agreed that, subject to certain exceptions, they will not, until the earlier of (i) the date that is one year after the date of the Closing, and (ii) subsequent to the Closing (x) if the last reported sale price of Blade Biotherapeutics common stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which Blade Biotherapeutics completes a liquidation, merger, amalgamation, capital stock exchange, reorganization or other similar transaction that results in all of the its public stockholders having the right to exchange their shares of common stock for cash, securities or other property, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of any shares of Blade Biotherapeutics’ common stock obtained in the Business Combination, or any options or warrants to purchase any shares of Blade Biotherapeutics’ common stock, or any securities convertible into, exchangeable for, or that represent the right to receive shares of Blade Biotherapeutics’ common stock, or any interest in any of the foregoing.

Upon the expiration or waiver of the lock-up described above, shares held by these stockholders will be eligible for resale, subject to, in the case of stockholders who are affiliates of Blade Biotherapeutics, volume, manner of sale, and other limitations under Rule 144 promulgated under the Securities Act.

In addition, certain of our stockholders will have registration rights under a registration rights agreement entered into prior to the execution of the Merger Agreement, pursuant to which Blade Biotherapeutics will be obligated to register such stockholders’ shares of Blade Biotherapeutics’ common stock and other securities that such stockholders may acquire after the Closing. Upon the effectiveness of the registration statement of which this proxy statement/prospectus solicitation statement/prospectus forms a part of these shares of common stock will be available for resale without restriction, subject to any lock-up agreement.

In addition, upon the Closing, shares of Blade Biotherapeutics’ common stock issuable upon exercise or vesting of incentive awards under Blade Biotherapeutics’ incentive plans are, once issued, eligible for sale in the public market, subject to any lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144. Furthermore, shares of Blade Biotherapeutics’ common stock reserved for future issuance under the 2022 Plan and the ESPP may become available for sale in future.

The market price of shares of Blade Biotherapeutics’ common stock could drop significantly if the holders of the shares described above sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for Blade Biotherapeutics to raise additional funds through future offerings of shares of Blade Biotherapeutics’ common stock or other securities.

The Combined Company’s operating results and financial condition may fluctuate on a quarterly and annual basis.

Blade’s operating results and financial condition may fluctuate from quarter-to-quarter and year-to-year and are likely to continue to vary due to a number of factors, many of which will not be within our control. Blade’s business and the biopharmaceutical industry are changing and evolving rapidly, and Blade’s historical operating results may not be useful in predicting the Combined Company’s operating results. If the Combined Company’s operating results do not meet the guidance that we provide to the marketplace or the expectations of securities analysts or investors, the market price of Blade Biotherapeutics’ common stock will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including:

•        our ability to compete with competitors and new entrants into our markets;

•        changes in our pricing policies or those of our competitors, including our response to price competition;

•        changes in the amounts that we spend to promote our services;

•        expenses and/or liabilities resulting from litigation;

•        delays between our expenditures to develop and market new or enhanced solutions and the generation of revenue from those solutions;

•        unforeseen liabilities or difficulties in integrating our acquisitions or newly acquired businesses;

•        disruptions to our information technology systems;

•        general economic and industry conditions that affect customer demand;

•        the impact of the COVID-19 pandemic on our customers, suppliers, manufacturers, and operations; and

•        changes in accounting rules and tax laws.

Due to the foregoing factors, and the other risks discussed in this proxy statement/prospectus, you should not rely on quarter-over-quarter and year-over-year comparisons of Blade’s operating results as an indicator of our future performance.

Blade Biotherapeutics’ stock price may be volatile or may decline regardless of our operating performance. You may lose some or all of your investment.

The trading price of Blade Biotherapeutics’ common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in this section and the following:

•        the impact of the COVID-19 pandemic on our financial condition and the results of operations;

•        our operating and financial performance and prospects;

•        our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

•        future announcements concerning our business, our customers’ businesses, or our competitors’ businesses;

•        the public’s reaction to our press releases, other public announcements, and filings with the SEC;

•        the market’s reaction to our reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act or a “smaller reporting company”;

•        the size of our public float;

•        coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•        market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•        strategic actions by us or our competitors, such as acquisitions or restructurings;

•        changes in laws or regulations which adversely affect the biopharmaceutical industry generally or Blade specifically;

•        changes in accounting standards, policies, guidance, interpretations, or principles;

•        changes in senior management or key personnel;

•        issuances, exchanges or sales, or expected issuances, exchanges, or sales of our capital stock;

•        changes in our dividend policy;

•        adverse resolution of new or pending litigation against us; and

•        changes in general market, economic, and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war, and responses to such events.

These broad market and industry factors may materially reduce the market price of Blade Biotherapeutics’ common stock, regardless of the Combined Company’s operating performance. In addition, price volatility may be greater if the public float and trading volume of Blade Biotherapeutics’ common stock is low. As a result, you may suffer a loss on your investment.

If securities or industry analysts publish inaccurate or unfavorable research or reports about the Combined Company’s business, our stock price and trading volume could decline.

The trading market for Blade Biotherapeutics’ common stock depends, in part, on the research and reports that third-party securities analysts publish about the Combined Company and the industries in which it will operate. The Combined Company may be unable or slow to attract research coverage and if one or more analysts cease coverage of the Combined Company, the price and trading volume of Blade Biotherapeutics’ securities would likely be negatively impacted. If any of the analysts that may cover the Combined Company change their recommendation regarding Blade Biotherapeutics’ common stock adversely, or provide more favorable relative recommendations about the Combined Company’s competitors, the price of Blade Biotherapeutics’ common stock would likely decline. If any analyst that may cover the Combined Company ceases covering the Combined Company or fails to regularly publish reports on the Combined Company, the Combined Company could lose visibility in the financial markets, which could cause the price or trading volume of Blade Biotherapeutics’ common stock to decline. Moreover, if one or more of the analysts who cover the Combined Company downgrades Blade Biotherapeutics’ common stock, or if Blade Biotherapeutics’ reporting results do not meet their expectations, the market price of Blade Biotherapeutics’ common stock could decline.

We do not expect to pay any cash dividends for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the development and growth of the Combined Company’s business. As a result, we do not anticipate declaring or paying any cash dividends on Blade Biotherapeutics’ common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of Blade Biotherapeutics’ board of directors and will depend on, among other things, the Combined Company’s business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to the Combined Company’s indebtedness, industry trends, and other factors that Blade Biotherapeutics’ board of directors may deem relevant. In addition, the Combined Company may incur additional indebtedness, the terms of which may further restrict or prevent Blade Biotherapeutics from paying dividends on Blade Biotherapeutics’ common stock. As a result, you may have to sell some or all of your common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. The Combined Company’s inability or decision not to pay dividends, particularly when others in the Combined Company’s industry have elected to do so, could also adversely affect the market price of Blade Biotherapeutics’ common stock.

The Combined Company may be subject to securities litigation, which is expensive and could divert management attention.

Following the Business Combination, the per share price of Blade Biotherapeutics’ common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on the Combined Company’s business, financial condition, and results of operations. Any adverse determination in litigation could also subject the Combined Company to significant liabilities.

Business combination PROPOSAL

BAC is asking its shareholders to approve by ordinary resolution and adopt the Merger Agreement. BAC shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, a copy of which is attached as Annex B to this proxy statement/prospectus. Please see the subsection entitled “The Merger Agreement” below for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because BAC is holding a shareholder vote on the Merger, BAC may consummate the Merger only if it is approved by the affirmative vote of the holders of a majority of ordinary shares that are voted at the Meeting.

The Merger Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex B to this proxy statement/prospectus. You are urged to read the Merger Agreement in its entirety because it is the primary legal document that governs the Merger.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about BAC, Blade or any other matter.

Structure of the Merger

On November 8, 2021, BAC entered into the Merger Agreement with Blade, Merger Sub, the BAC Representative and the Blade Representative.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing, BAC will transfer by way of continuation out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation and (ii) at the Closing, and following the Domestication and the PIPE Investment, Merger Sub will merge with and into Blade, with Blade continuing as the surviving entity and wholly-owned subsidiary of BAC, and with each Blade Stockholder receiving shares of Blade Biotherapeutics’ common stock at the Closing. Simultaneously with entering into the Merger Agreement, BAC entered into Subscription Agreements with the PIPE Investors to purchase a total of 2,430,000 shares of Blade Biotherapeutics’ common stock for a purchase price equal to $10.00 per share and aggregate gross proceeds to Blade Biotherapeutics equal to $24,300,000. The PIPE Investors include certain existing Blade Stockholders.

The diagrams below depict simplified versions of the current organizational structures of BAC and Blade.

The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Business Combination.

Consideration

Aggregate Merger Consideration

The total consideration received by Blade security holders from BAC at the Closing will have an aggregate value equal to $280,000,000 plus the aggregate amount of the exercise prices for all shares of Blade common stock covered by Blade Awards that are in-the-money as of immediately prior to the effective time of the Merger (assuming no cashless exercise) less the value of certain contingent payments that may become payable to Blade’s current Series C-1 preferred stockholders, payable, in the case of Blade stockholders, solely in newly issued shares of Blade Biotherapeutics’ common stock and, in the case Blade optionholders, by assumption of such options by Blade Biotherapeutics (valued based on the net spread of such options), plus the additional contingent right to receive the Earnout Shares after the Closing. All preferred stock of Blade and all convertible promissory notes of Blade will be required to be converted into shares of Blade common stock prior to the Closing, and will share in the Merger Consideration. All warrants of Blade will be required to be exercised in full on a cash or cashless basis or terminated without exercise, as applicable and in accordance with their respective terms prior to the Closing.

Treatment of Blade Options

Each Blade Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time will be assumed by BAC and converted into the right to receive (A) Blade Biotherapeutics Options exercisable for a number of shares of Blade Biotherapeutics’ common stock equal to (as rounded down to the nearest whole number) the product of (a) the number of shares of Blade common stock subject to such Blade Option immediately prior to the Effective Time and (b) the Exchange Ratio. The Blade Biotherapeutics Options will have a per share exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the per share exercise price applicable to the Blade Option (in U.S. Dollars) as of immediately prior to the Effective Time, divided by (B) the Exchange Ratio. The Blade Biotherapeutics Options will continue to be subject to the same terms and conditions set forth in the 2015 EIP and the applicable Blade Option award agreement as in effect immediately prior to the Effective Time (including, without limitation, the vesting and acceleration provisions therein), except, in each case, that any references therein to Blade or Blade common stock will instead mean Blade Biotherapeutics’ and Blade Biotherapeutics’ common stock, respectively).

Each in-the-money Blade Option shall also be entitled to Earnout RSUs. To receive an Earnout RSU, a holder of an in-the-money Blade Option must remain in continuous service to Blade or its successor through the grant date of the Earnout RSU. Additionally, the Earnout RSUs will be subject to substantially the same service-based vesting conditions and acceleration provisions as applied to the former Blade Option in respect of which such Earnout RSUs are granted; provided that the Earnout RSUs will also be subject to the share-price based vesting and forfeiture conditions contained in the Earnout Terms, in each case as described in and subject to the terms of the Merger Agreement.

Closing

In accordance with the terms and subject to the conditions of the Merger Agreement, the closing of the Merger will take place as promptly as practicable (and in any event no later than 9:00 a.m. Eastern Time on the third Business Day) following the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties.

Representations and Warranties

The Merger Agreement contains representations and warranties of BAC, Merger Sub and Blade, certain of which are qualified by materiality and material adverse effect and may be further modified and limited by the disclosure schedules. See “— Material Adverse Effect” below. The representations and warranties of BAC are also qualified by information included in BAC’s public filings, filed or submitted to the SEC on or prior to the date of the Merger Agreement (subject to certain exceptions contemplated by the Merger Agreement).

The representations and warranties set forth in the Merger Agreement are made by and to Blade, on the one hand, and BAC and Merger Sub, on the other hand, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the Merger Agreement between the parties and certain of the representations are subject to important and specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement agreed to by the parties in connection with negotiating the terms of the Merger Agreement, may or may not be accurate as of the date they were made, and do not purport to be accurate as of the date of this proxy statement/prospectus. In particular, in your review of the representations and warranties contained in the Merger Agreement, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement and were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a standard of materiality or material adverse effect different from those generally applicable to investors and reports and documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, may have changed since the date of the Merger Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of BAC and Blade or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus.

Representations and Warranties of Blade

The Merger Agreement contains a number of representations and warranties made by Blade as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or Blade Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Merger Agreement.

The representations of Blade relate to the following:

•        due organization, good standing, and that Blade has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted;

•        power and authority to enter into the Merger Agreement and to complete the transactions contemplated thereby, and validly of the Merger Agreement as a binding obligation of Blade;

•        capitalization, and in pertinent part, (i) the authorized amount of its capital stock and the amount issued and outstanding, (ii) all outstanding common stock and other equity interests have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable law, its charter or any contract to which Blade is a party or by which it or its securities are bound, (iii) no shares or other equity interests are in its treasury, (iv) the amount of common stock reserved for issuance to its officers, directors, employees and consultants pursuant to its equity plan, (v) except as set forth in its charter, there are no outstanding contractual obligations to repurchase, redeem or otherwise acquire any equity interests or securities, nor has it granted any registration rights to any person with respect to its equity securities, (vi) all of its securities have been granted, offered, sold and issued in material compliance with all applicable securities laws; (vii) each of its options are intended to qualify as an “incentive stock option” under the Internal Revenue Code of 1986, as amended so qualifies, and (viii) except as disclosed in its financials, since January 1, 2021, it has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any of its equity interests, and its board of directors has not authorized any of the foregoing;

•        subsidiaries, and more specifically, each subsidiary’s jurisdiction of organization and capitalization;

•        no conflict and no additional governmental approvals or filings or third-party consents required;

•       financial statements, indebtedness and the absence of undisclosed liabilities, and in pertinent part, (i) its financials (A) comply in all material respects with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, (B) present fairly, in all material respects, the consolidated financial position, cash flows, income, changes in equity and results of operations of Blade and its subsidiaries as of the dates and for the periods indicated in such Blade financial statements in conformity with GAAP during the periods involved (except in the case of the Blade’s interim financial statements for the absence of footnotes and other presentation items and for normal and recurring year-end adjustments in each case, the impact of which is not expected to be material), and (C) were derived from, and accurately reflect, the books and records of Blade and its Subsidiaries; (ii) all of the financial books and records of Blade and its subsidiaries are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable laws; (iii) Blade and its subsidiaries do not have any indebtedness except as set forth in certain disclosure schedules; (iv) Blade and its subsidiaries have established and maintain systems of internal accounting controls that are designed to provide reasonable assurance that (u) all transactions are executed in accordance with management’s authorization, (v) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for its assets, (w) it does not maintain any off-the-book accounts and that its assets are used only in accordance with the directives of its management, (x) access to its assets is permitted only in accordance with management’s authorization, (y) the reporting of its assets is compared with existing assets at regular intervals and verified for actual amounts, and (z) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis; and (vi) none of Blade, any of its subsidiaries or Blade’s independent auditors has identified or been made aware of (after reasonable inquiry) any (x) “significant deficiency” in the internal controls over financial reporting of Blade and its subsidiaries, (y) “material weakness” in the internal controls over financial reporting of Blade and its subsidiaries, or (z) fraud, whether or not material, that involves management or other employees of Blade or its subsidiaries who have a significant role in the internal controls over financial reporting of Blade and its subsidiaries;

•        the absence of a certain changes or events since December 31, 2020, and in pertinent part, each of Blade and its subsidiaries, since December 31, 2020, has (i) conducted its business only in the ordinary course of business consistent with past practice and (ii) not been subject to a material adverse effect that is continuing;

•        compliance with laws;

•       permits, and in pertinent part, each of Blade and its subsidiaries, holds all permits necessary to lawfully conduct its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties, except where the failure to so hold has not had, and would not be reasonably be expected to have, individually or in the aggregate, a Blade Material Adverse Effect, and are in compliance with the terms of all permits necessary for the ownership and operation of its business and assets, and all such permits are in full force and effect and no event has occurred with respect to any material permits which permits, or after the giving of notice or lapse of time or both would permit, revocation, cancellation or termination thereof, or would result in any other material impairment of the rights of the holder of any such material permit, except where the revocation, cancellation, termination or material impairment would not reasonably be expected to be, individually or in the aggregate, material to Blade and its subsidiaries, taken as a whole, or materially impair the ability Blade or its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the Transaction Agreements to which Blade is party or bound or to perform its obligations hereunder or thereunder. Neither Blade nor any of its subsidiaries is in violation in any material respect of the terms of any material permit, and neither Blade nor any of its subsidiaries has received any written or, to the knowledge of Blade, oral notice of any actions relating to the revocation or modification of any material permit. Except as would not reasonably be expected to be, individually or in the aggregate, material to Blade and its subsidiaries taken as a whole, there is no pending or, to the knowledge of Blade, threatened (orally or in writing) legal proceeding with any governmental authority having jurisdiction or authority over the operations of Blade or any of its Subsidiaries that would reasonably be expected to impair the validity of any permit, or result in the revocation, cancellation, termination or material impairment of any permit;

•       litigation, and in pertinent part, except as described in certain disclosure schedules to the Merger Agreement, (i) there is no, and since January 1, 2018, there has been no, pending or, to the knowledge of Blade, threatened actions by, against or affecting Blade or any of its subsidiaries or any of their properties, rights or assets, in each case, that would reasonably be expected to (a) involve an amount in controversy (not counting insurance deductibles) of at least $500,000 or (b) otherwise be, individually or in the aggregate, material to Blade and its subsidiaries taken as a whole, (ii) there is no, and since January 1, 2018 there has been no, governmental order imposed upon or, to the knowledge of Blade, threatened against Blade or any of its subsidiaries or any of their properties, rights or assets or, to the knowledge of Blade, its current or former directors, officers or equity holders (provided, that any governmental order involving the directors, officers or equity holders of Blade must be related to Blade’s business, equity securities or assets), (iii) neither Blade nor any of its subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the two preceding clauses that contains any ongoing obligations, restrictions, or liabilities (of any nature) that would reasonably be expected to be, individually or in the aggregate, material to Blade and its subsidiaries taken as a whole, and (iv) to the knowledge of Blade, none of the current or former officers, senior management, or directors of Blade or its subsidiaries have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud within the past five (5) years;

•       material contracts, and in pertinent part, (i) any contracts that (a) contain covenants that limit the ability of any of Blade or its subsidiaries (I) to compete in any line of business or with any person or in any geographic area or to sell, or provide any service or product or solicit any person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (II) to purchase or acquire an interest in any other person, (b) involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture, (c) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices, (d) evidences indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any of Blade or its subsidiaries having an outstanding principal amount in excess of $500,000, (e) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of any material assets or shares or other equity interests of Blade or any of its subsidiaries or another person, in each case, (A) involving payments in excess of $500,000 (other than in the ordinary course of business consistent with past practice) and (B) pursuant to which there are any material ongoing obligations, (f) relates to any merger, consolidation or other business combination with any other person or the acquisition or disposition of any other entity or its business or material assets or the sale of any of Blade or its subsidiaries, its business or material assets, (g) each lease, rental or occupancy agreement, license, installment and conditional sale agreement and each other contract with outstanding obligations that (A) provides for the ownership of, leasing of, occupancy of, title to, use of, or any leasehold or other interest in any real or personal property and (B) involves aggregate payments in excess of $500,000 in any calendar year or $1,000,000 in the aggregate, other than sales or purchase agreements in the ordinary course of business and sales of obsolete equipment, (j) is between Blade or any of its subsidiaries and any directors, officers, or employees of Blade or any of its subsidiaries (other than standard form employee invention assignment agreements, confidentiality agreements, consulting agreements, independent contractor agreements, at-will employment offer letters or agreements and similar contracts entered into with service providers in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, (k) requiring capital expenditures by Blade or its subsidiaries after the date of the Merger Agreement in an amount in excess of $250,000 in the aggregate (including pursuant to any joint venture), (m) provides another person (other than any manager, director, or officer of

Blade) with a power of attorney with respect to Blade or any of its subsidiaries, (n) relates to the development, ownership, licensing or use of any intellectual property by, to or from any of Blade or its subsidiaries, (o) by its terms (individually or with all related contracts) provides for aggregate payments or consideration furnished (A) by Blade or by any of its subsidiaries or (B) to Blade or to any of its subsidiaries, in each case, of more than $500,000 in the calendar year ended December 31, 2020, or any subsequent calendar year or $1,000,000 in the aggregate, (p) relates to the development, ownership, licensing or use of any intellectual property by, to or from Blade or any of its subsidiaries, (q) each employment contract with any individual that (A) provides for annual base salary in excess of $300,000, (B) provides for the payment or accelerated vesting of any compensation or benefits in connection with the consummation of the transactions contemplated by the Merger Agreement, including any severance in excess of that which is required by applicable laws, retention, change of control, transaction, or similar payments, or (C) otherwise restricts the ability of Blade or any of its subsidiaries to terminate employment or engagement of such individual at any time for any reason or no reason without penalty or liability other than in the ordinary course of business or as otherwise required by law, (r) each collective bargaining agreement or other contract with Blade or any of its subsidiaries, on the one hand, and any labor union, labor organization or works council representing employees of Blade or such subsidiary, on the other hand, (s) Each contract that is a settlement, conciliation, or similar agreement with any governmental authority or pursuant to which Blade or any of its subsidiaries will have any outstanding obligation in excess of $250,000 after the date of the Merger Agreement, (t) any contract solely between or among Blade and any of its subsidiaries which is material to Blade and its subsidiaries taken as a whole, (u) any contract with (A) any affiliate of Blade (other than a subsidiary of Blade) or (B) any affiliate or family member of any Pre-Closing Holder (as defined in the Merger Agreement), in each case, that is material to Blade or its subsidiaries or under which Blade or its subsidiary has material liabilities, (v) each contract with any top vendor of Blade or its subsidiaries, (w) each contract that obligates Blade or any of its subsidiaries to provide a guarantee of the obligations of a third party after the date hereof in excess of $250,000, (x) each contract that relates to a material settlement entered into within the three (3) years prior to the date of the Merger Agreement under which Blade has outstanding obligations that are either in excess of $250,000 or otherwise material to Blade (and, for the avoidance of doubt, excluding customary confidentiality obligations), (y) that will be required to be filed with this proxy statement/prospectus under applicable SEC requirements or would otherwise be required to be filed by Blade as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if Blade was the registrant, and (ii) all of the foregoing material contracts are valid, binding, and enforceable in all respects, the consummation of the Merger Agreement will not effect such material contracts, and none of Blade or its subsidiaries is in breach or default of any such material contracts;

•       intellectual property, and in pertinent part, (i) excluding any pending applications included in the registered intellectual property, each item of material registered intellectual property is subsisting, valid and, to the knowledge of Blade, enforceable, (ii) to the knowledge of Blade, pending applications in the registered intellectual property are subsisting and seek valid and enforceable intellectual property, (iii) Blade or one of its subsidiaries (x) solely and exclusively owns all right, title and interest in and to the Owned Intellectual Property (as defined in the Merger Agreement) and (y) to the knowledge of Blade, has the contractual right to use pursuant to a valid and enforceable written license all other intellectual property used in or necessary for the operation of the respective businesses of Blade and its subsidiaries, as presently conducted, in each case, free and clear of all liens other than permitted liens, (iv) to the knowledge of Blade, neither the execution of the Merger Agreement nor the consummation of the transactions contemplated by the Merger Agreement will result in: (x) the loss or impairment of Blade’s or its subsidiaries’ right to own or use any of its material Blade intellectual property, or (y) the payment of any additional consideration for Blade’s or its subsidiaries’ right to own or use any of the Blade intellectual property, (v) there is not, and there has not in the last six (6) years been, any action pending, threatened or received in writing, by Blade or its subsidiaries with respect to Blade intellectual property, except as would not be expected to be material to Blade or its subsidiaries, (vi) to the knowledge of Blade, neither Blade, nor any of its subsidiaries nor the conduct of their respective businesses as presently conducted, infringes, misappropriates or otherwise violates, or has, in the past six (6) years, infringed, misappropriated or otherwise violated, any intellectual property of any third party, (vii) to the knowledge of Blade, no third party is currently infringing, misappropriating, diluting or otherwise violating, or has, in the last six (6) years, infringed, misappropriated, diluted or otherwise violated, any of the Blade intellectual property as presently conducted, except as would not be expected to be material to Blade or its subsidiaries, taken as a whole, (viii) Blade and its subsidiaries have taken commercially reasonable steps under the circumstances to maintain, preserve, and protect all material owned intellectual property, (ix) each current or former employee, consultant and independent contractor of Blade and its subsidiaries who has contributed to or participated in the creation of any material owned intellectual property has executed and delivered to Blade or one of its subsidiaries either a (x) “work-for-hire” agreement under which Blade or one of its subsidiaries is deemed to be the owner or author of all intellectual property rights created or developed by such person, or (y) a written assignment by such person (by way of a present grant of assignment) in favor of Blade or one of its subsidiaries of all right, title and interest in and to such intellectual property, and in case of the foregoing clauses (x) and (y), that also prohibits such person, where commercially reasonable or customary, from using or disclosing any trade secrets included in the owned intellectual property, (xi) to the knowledge of Blade, no person is in material breach of any such agreement, (xii) to the knowledge of Blade, licensors have maintained, preserved, and protected all licensed intellectual property, (xiii) Blade and its subsidiaries are in possession of the source code and object code for all software constituting their material owned intellectual property, (xiv) Blade and its subsidiaries have taken commercially reasonable efforts consistent with industry standards for companies of Blade’s size that are designed to (x) protect the confidentiality, integrity and security of the IT systems from any unauthorized use, access, interruption, or modification, and (y) ensure that all IT systems (A) operate and run in a reasonable and efficient business manner in all material respects, and (B) free from any virus, malware or programming, or design error or corruption of material defect, (xv) the IT Systems are sufficient for the current needs of Blade and its Subsidiaries in all material respects. Blade and its Subsidiaries have implemented and maintained commercially reasonable disaster recovery and business continuity plans, procedures, and facilities, acted in compliance therewith, and has taken commercially reasonable steps to test such plans and procedures on a periodic basis, (xvi) to the knowledge of Blade, Blade and its subsidiaries are, and at all times since January 1, 2018, have been, in compliance with all Data Security Requirements (as defined in the Merger Agreement) in all material respects. Blade and its subsidiaries have in place, maintain, and enforce commercially reasonable policies, procedures, and rules regarding data privacy, protection, and security as required by all Data Security Requirements, (xvii) to the knowledge of Blade, since January 1, 2018, neither Blade nor any of its subsidiaries have experienced any incident in which personal information or trade secret was stolen or improperly accessed, used, processed, transferred, disclosed, destroyed, lost, or otherwise compromised, and neither Blade nor any of its subsidiaries have received any written complaints from any person with respect thereto, except as would not be expected to have a Blade Material Adverse Effect;

•        taxes and tax returns;

•        real property;

•        personal property;

•       employee matters, and in pertinent part, (i) none of Blade or its subsidiaries is a party to any collective bargaining agreement or other contract covering any group of employees, labor organization or other representative of any of the employees of any of Blade or its subsidiaries, and Blade has no knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees; (ii) there has not occurred since January 1, 2018 or, to the knowledge of Blade, been threatened since January 1, 2018 any labor organizing activities or representation or certification proceedings by any labor union, works council or other labor organization to organize any of Blade employees, material labor disputes, labor grievances, labor arbitrations, unfair labor practice charges, strikes, lockouts, picketing, hand billing, slowdowns, concerted refusals to work overtime, or work stoppages against or affecting Blade or any of its subsidiaries; (iii) since January 1, 2020, no Key Employee (as defined in the Merger Agreement) of Blade or its subsidiaries has provided any of Blade or its subsidiaries written notice of his or her plan to terminate his or her employment with any of Blade or its subsidiaries; (iv) except as set forth on certain disclosure schedules or except where the failure to be, or to have been, in compliance with such laws as has not, and would not, individually or in the aggregate, reasonably be expected to result in material liability to Blade and its subsidiaries, taken as a whole, Blade and its subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with all applicable laws regarding labor, employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, employee classification (including the classification of independent contractors and exempt and non-exempt employees), discrimination, harassment or retaliation, whistleblowing, wages and hours, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), COVID-19, affirmative action, workers’ compensation, labor relations, employee leave issues, employee trainings and notices, and unemployment insurance; (v) except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Blade and its subsidiaries, taken as a whole: (x) Blade and its subsidiaries have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to Blade’s current or former directors, officers, employees or independent contractors under applicable law, contract or company policy, and (z) each individual who is providing, or since January 1, 2018, has provided, services to Blade or its subsidiaries and is, or was, classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider, is, and has been, properly classified and treated as such for all applicable purposes; (vi) to the knowledge of Blade, no Key Employee (as defined in the Merger Agreement) is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (x) owed to Blade or any of its subsidiaries; or (u) owed to any third party with respect to such person’s right to be employed or engaged by Blade or any of its subsidiaries, (vii) Blade and its subsidiaries have reasonably investigated all formal sexual harassment or other discrimination, or unlawful retaliation allegations raised in the last three years against any Key Employee, (viii) no material employee layoff, facility closure or shutdown (whether voluntary or by governmental order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, salary or wages, or other workforce changes affecting Blade Employees has occurred since March 1, 2020, or is currently contemplated, planned or announced, including as a result of COVID-19 or any COVID-19 Measures, (viii) since January 1, 2018, neither Blade nor any of its subsidiaries has implemented any plant closing or employee layoffs that would trigger notice obligations under the WARN Act;

•        title to and condition of material tangible property;

•       benefits plans, and in pertinent part, (i) except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Blade and its subsidiaries, taken as a whole with respect to each Blade benefit plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the company financials; (ii) each Blade benefit plan is and has been operated at all times in compliance with all applicable laws, including ERISA and the Code; each Blade benefit plan which is intended to be qualified (A) has received a favorable determination or opinion letter as to its qualification or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and, to Blade’s knowledge, nothing has occurred, whether by action or failure to act, that could reasonably be expected to adversely affect such qualification, (iii) no event has occurred and no condition exists that would subject Blade or any of its subsidiaries, either directly or by reason of their affiliation with an ERISA Affiliate (as defined in the Merger Agreement), to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable law, (iv) there do not exist any pending or, to Blade’s knowledge, threatened actions (other than routine claims for benefits), audits or investigations with respect to any Blade benefit plan, (v) there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA, and (vi) no breaches of fiduciary duty (as determined under ERISA) with respect to any Blade benefit plan have occurred that, in each case, either individually or in the aggregate, could reasonably be expected to result in material liability to Blade and any of its subsidiaries, taken as a whole, (vii) no Blade Benefit Plan provides, nor has Blade or any of its subsidiaries incurred, any current or projected liability in respect of post-employment or post-retirement or post-termination health, medical or life insurance benefits for current, former or retired Blade service provider, except (x) as required to avoid an excise tax under Section 4980B of the Code (“COBRA”) or similar applicable law, (y) coverage through the end of the calendar month in which a termination of employment occurs, or (z) pursuant to an applicable agreement, plan or policy listed on certain disclosure schedules (including a template) requiring Blade or any of its subsidiaries to pay or subsidize COBRA premiums for a terminated employee following the employee’s termination, (viii) neither Blade nor any of its subsidiaries has incurred (whether or not assessed) any material tax or other penalty with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable, or under Section 4980B, 4980D or 4980H of the Code, (ix) none of Blade, any of its subsidiaries, or its ERISA Affiliates (as defined in the Merger Agreement) sponsors, maintains, contributes to, is required to contribute to, or otherwise has or could reasonably be expected to have any current or contingent liability or obligation under or with respect to: (w) a multiemployer plan (as defined in Section 3(37) of ERISA or Section 4001(a)(3) of the Code) (a “Multiemployer Plan”), (x) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 or Section 4971 of the Code, (y) a “multiple employer plan” (within the meaning of Section 210 of ERISA or 413(c) of the Code), or (z) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), (x) except as set forth on those certain disclosure schedules, neither the execution and delivery of the Merger Agreement by Blade nor the consummation of the Merger will (whether alone or in connection with any other event(s)) (x) result in the acceleration, funding, vesting or creation of any rights of any current or former Blade service provider to any compensatory payments or benefits or increases in any compensatory payments or benefits (including any loan forgiveness) under any Blade benefit plan (or under any arrangement that would be a Blade benefit plan if in effect as of the date of the Merger Agreement), (y) result in the payment to any current or former Blade Service Provider of any severance payments, or any increase in severance payments or benefits upon any termination of employment or service, or (x) result in any “excess parachute payment” within the meaning of Section 280G of the Code (or corresponding provision of state law) to any Blade service provider who is a “disqualified individual” within the meaning of Section 280G of the Code;

•        environmental matters;

•        transactions with related parties;

•        insurance;

•        books and records;

•       top vendors;

•       none of Blade or its subsidiaries is an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended;

•        except as described in certain disclosure schedules to the Merger Agreement, none of Blade or its subsidiaries has incurred or will incur any liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Merger Agreement; and

•        none of the information supplied or to be supplied by Blade expressly for inclusion in any filing made with any governmental authority or stock exchange with respect to the transactions contemplated by the Merger Agreement, this proxy statement/prospectus or in the mailings or other distributions to BAC’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by the Merger Agreement, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Representations and Warranties of BAC and Merger Sub

The Merger Agreement contains a number of representations and warranties made by BAC and Merger Sub as of the date of the Merger Agreement or other specified dates. Certain of the representations and warranties are qualified by materiality or BAC Material Adverse Effect (as hereinafter defined), as well as information provided in the disclosure schedules to the Merger Agreement.

The representations of BAC relate to the following:

•        due organization, good standing, and that it has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted;

•        authorization and validity of the Merger Agreement and power and authority of BAC and Merger Sub to enter into the Merger Agreement and to complete the transactions contemplated thereby;

•        capitalization, and in pertinent part, (i) the authorized amount of its share stock and the amount issued and outstanding, (ii) all outstanding ordinary shares have been duly authorized, were issued in compliance in all material respects with applicable law, are fully paid and non-assessable and not in violation of any preemptive right or contract to which Blade is a party or by which it or its securities are bound, (iii) all outstanding warrants (x) have been duly authorized, and validly issued and constitute valid and binding obligations of BAC, enforceable against BAC in accordance with their terms, (y) have been offered, sold and issued in compliance in all material respects with (I) applicable law and (II) all requirements set forth in (1) the Current Charter and (2) any other applicable contracts governing the issuance of such securities and (z) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable law, the Current Charter or any contract to which BAC is a party or otherwise bound, (iv) except as disclosed in the SEC Reports (as defined in the Merger Agreement) or the Current Charter, there are no outstanding contractual obligations of BAC to repurchase, redeem or otherwise acquire any securities or equity interests of BAC, (v) there are no outstanding bonds, debentures, notes or other indebtedness of BAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which BAC’s shareholders may vote, (vi) except as disclosed in the SEC Reports, BAC is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to the equity securities of BAC, (vii) the Merger Consideration, when issued in accordance with the terms hereof, shall be (x) duly authorized and validly issued, fully paid and non-assessable, (y) issued in compliance in all material respects with (I) all applicable laws and (II) all requirements set forth in (A) the Current Charter, the Proposed Certificate of Incorporation and the Proposed Bylaws and (B) any other applicable contracts governing the issuance of such securities and (iii) not subject to, and not issued in violation of, any lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable law, the Current Charter, the Proposed Certificate of Incorporation and the Proposed Bylaws, or any contract to which BAC is a party or otherwise bound, in each case, subject to receipt of the approval of the shareholders of BAC;

•        no conflict and no additional governmental approvals or filings or third-party consents required;

•       SEC filings and BAC financials, and in pertinent part, (i) it has filed or furnished in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC, together with any amendments, restatements or supplements thereto, and will have filed or furnished all other statements, reports, schedules, forms, statements and other documents required to be filed or furnished with the SEC subsequent to the date of the Merger Agreement (collectively, as they have been amended since the time of their filing and including all exhibits thereto, but excluding this proxy statement/prospectus, the “Additional SEC Reports”) and none of the Additional SEC Reports as of their respective dates (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except in each case for any changes (including any required restatements of BAC’s financial statements and notes thereto or the SEC filings) to BAC’s historical accounting of BAC’s warrants as equity rather than as liabilities that may be required as a result of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) that was issued by the SEC on April 12, 2021, and related guidance by the SEC (the “SEC April Warrant Statement”), (ii) except for any changes (including any required restatements of BAC’s financial statements and notes thereto or the SEC filings) to BAC’s historical accounting of BAC’s warrants as equity rather than as liabilities that may be required as a result of the SEC April Warrant Statement, the audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC filings complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of BAC as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended, (iii) neither BAC nor Merger Sub has any material off-balance sheet arrangements that are not disclosed in the SEC filings, (iv) BAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act of 1934, as amended), (v) to the knowledge of BAC, such disclosure controls and procedures are effective in timely alerting BAC’s principal executive officer and principal financial officer to material information required to be included in BAC’s financial statements included in BAC’s periodic reports, (vi) BAC has established and maintained a system of internal controls sufficient to provide reasonable assurance that (y) all transactions are executed in accordance with management’s authorization and (z) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for BAC’s assets, and (vii) BAC maintains books and records in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets, and liabilities of BAC in all material respects, (viii) there is no (x) “significant deficiency” in the internal controls over financial reporting of BAC, (y) “material weakness” in the internal controls over financial reporting of BAC, or (z) fraud, whether or not material, that involves management or other employees of BAC who have a significant role in the internal controls over financial reporting of BAC;

•       absence of certain changes, and in pertinent part, (i) there has not been any event or occurrence that has resulted in, or would reasonably be expected to result in, individually or in the aggregate, a BAC Material Adverse Effect, (ii) BAC and Merger Sub have conducted their business and operated their properties in the ordinary course of business, (iii) since its inception, BAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination or incidental thereto, (iv) except as set forth in the Current Charter, there is no agreement, commitment, or governmental order binding upon BAC or to which BAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of BAC or any acquisition of property by BAC or the conduct of business by BAC as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which would not reasonably be expected to have an BAC Material Adverse Effect;

•        compliance with laws;

•        actions; orders and permits, and in pertinent part, (i) there is no pending or, to the knowledge of BAC, threatened investigations, in each case, against BAC or Merger Sub, or otherwise affecting BAC or Merger Sub or their respective assets, which, if determined adversely, could, individually or in the aggregate, have an BAC Material Adverse Effect, (ii) there is no unsatisfied judgment or any open injunction binding upon BAC or Merger Sub which would, individually or in the aggregate, reasonably be expected to have an BAC Material Adverse Effect, (iii) the business of each of BAC and Merger Sub has been conducted in all material respects in accordance with all applicable laws, and (iv) neither BAC or Merger Sub has received any written notice of any violation of law;

•        taxes and tax returns;

•        the PIPE Investment;

•        the Sponsor Agreement;

•        neither BAC or Merger Sub has any paid employees or maintain, sponsor, contribute to or otherwise have any liability under any benefit plans;

•        neither the execution and delivery of the Merger Agreement nor the consummation of the transactions contemplated by the Merger Agreement will (a) cause any compensatory payment or benefit, including any retention, bonus, fee, distribution, remuneration, or other compensation payable to any person who is or has been an employee of or independent contractor to BAC or Merger Sub (other than fees paid to consultants, advisors, placement agents or underwriters engaged by BAC in connection with its initial public offering or the Merger Agreement and the transactions contemplated by the Merger Agreement) to increase or become due to any such person or (b) result in forgiveness of indebtedness with respect to any employee of BAC or Merger Sub;

•        neither BAC nor Merger Sub own, license or otherwise have any right, title or interest in any intellectual property and does not own or lease any material real or personal property and neither BAC nor Merger Sub is or has at any time infringed, misappropriated or violated any intellectual property of any other person;

•        transactions with affiliates;

•       Merger Sub activities, and in pertinent part, Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement and has not engaged in any business activities other than as contemplated by the Agreement, and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Merger Agreement and any Transaction Agreement (as defined in the Merger Agreement) to which Merger Sub is a party and the other transactions contemplated by the Merger Agreement and such Transaction Agreements, as applicable;

•       BAC is not an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended;

•        no broker, finder, investment banker or other person is entitled to any brokerage, finder’s, underwriting, deferred underwriting or other similar payment in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by BAC or any of its affiliates, including Sponsor, except as set forth on the disclosure schedules;

•        material contracts, and in pertinent part, (i) except as set forth on certain disclosure schedules, other than the Merger Agreement and the ancillary documents, there are no contracts to which BAC is a party, which requires payments by BAC or Merger Sub greater than $200,000 in the aggregate with respect to any individual contract or more than $500,000 in the aggregate when taken together with all other contracts (other than the Merger Agreement and the agreements expressly contemplated thereby);

•        certain business practices;

•        insurance;

•        trust account, and in pertinent part the date of the Merger Agreement, the trust account has a specified balance and such monies are invested solely in United States “government securities” or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company pursuant to the Trust Agreement, which is valid and in full force and effect and enforceable in accordance with its terms (subject to certain exceptions to enforceability) and has not been amended or modified; and

•        none of the information supplied or to be supplied by BAC or Merger Sub expressly for inclusion in any filing made with any governmental authority or stock exchange with respect to the transactions contemplated by the Merger Agreement, this Registration Statement or in the mailings or other distributions to BAC’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by the Merger Agreement, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that BAC made no representations or warranties as to the information contained in or omitted from any such document (i) that is modified in any material respect by Blade or any of its subsidiaries or representatives without BAC’s prior written approval which is misleading by virtue of such modification or (ii) in reliance upon and in conformity with information furnished in writing by or on behalf of Blade or any of its subsidiaries specifically for inclusion in any such document which is misleading by virtue of such reliance and conformity. This proxy statement/prospectus, insofar as it relates to information supplied by or on behalf of BAC or Merger Sub related to BAC or Merger Sub for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

Survival of Representations and Warranties

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach of any representation or warranty made by such other party. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of Blade are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Merger Agreement, certain representations and warranties of BAC are qualified in whole or in part by a material adverse effect on the ability of BAC to enter into and perform its obligations under the Merger Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Merger Agreement, a material adverse effect with respect to Blade (“Blade Material Adverse Effect”) means any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate, with any other change, event, circumstance, occurrence, effect, development or state of facts has had or would reasonably be expected to either have a material adverse effect on the business, assets, liabilities, operations, results of operations, prospects or condition of Blade and its subsidiaries, taken as a whole, or prevent or materially delay or materially impact the ability of Blade to, on a timely basis, consummate the transactions contemplated by the Merger Agreement or the ancillary transaction agreements thereto to which it is a party or bound or to perform its obligations under the Merger Agreement or such ancillary agreements. Notwithstanding the foregoing, in no event shall any of the following be taken into account in determining whether a Blade Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change in applicable Laws (including COVID-19 Measures) or GAAP or any official interpretation thereof or mandatory changes in the regulatory requirements applicable to any industry in which BAC or any of its subsidiaries operate, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, or any changes generally affecting the economy, markets or industry in which Blade and its subsidiaries operate, (iii) the announcement of the Merger Agreement, the pendency of the consummation of the Merger or the performance of this Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with vendors, licensors, distributors, partners or employees, (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of nature or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19), (v) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Blade and its subsidiaries operate, including the engagement by the United States or such other countries in hostilities or the escalation thereof, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (vi) any failure of Blade or its subsidiaries, to meet any projections, forecasts, predictions of financial performance for any period or budgets (provided, that this clause (vi) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Blade Material Adverse Effect), (vii) any matter expressly set forth on the disclosure schedules or (viii) any action taken by, or at the request of, BAC.

Pursuant to the Merger Agreement, a material adverse effect with respect to BAC (“BAC Material Adverse Effect”) means any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate, with any other change, event, circumstance, occurrence, effect, development or state of facts has had or would reasonably be expected to prevent or materially delay or materially impact the ability of the BAC, Merger Sub and Sponsor to, on a timely basis, consummate the Transactions. Notwithstanding the foregoing, the (a) number of the redemptions by BAC shareholders in connection with or the failure to obtain the approval of BAC shareholders for, among other things, the adoption of the Merger Agreement, ancillary documents and the Transaction, shall not be deemed to be a BAC Material Adverse Effect and (b) in no event shall any of the following be taken into account in determining whether an BAC Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change in applicable Laws (including COVID-19 Measures) or GAAP or any official interpretation thereof first publicly announced or enacted after the date hereof; (ii) any change, event, effect, development or occurrence that is generally applicable to special purpose acquisition companies and/or blank check companies; (iii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally; or (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of nature or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19).

Covenants and Agreements

Blade has made covenants relating to, among other things, conduct of business, inspection, preparation and delivery of certain audited and unaudited consolidated financial statements, and affiliate agreements.

BAC has made covenants relating to, among other things, employee matters, trust account, listing, BAC’s conduct of business, domestication, indemnification and insurance, inspection, BAC public filings, and PIPE Investment subscriptions.

Conduct of Business by Blade

Under the Merger Agreement, during the period beginning upon the execution of the Merger Agreement and ending upon the earlier of the Closing and the termination of the Merger Agreement (the “Interim Period”), except as expressly contemplated by other provisions of the Merger Agreement, required by applicable law, or unless BAC otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), Blade is obligated to, and obligated to cause each of its subsidiaries to, (i) conduct and operate its business in the ordinary course of business in all material respects, (ii) maintain its existing relations and goodwill with customers, suppliers, joint venture partners, distributors and creditors of Blade and its subsidiaries in all material respects, (iii) comply with all laws applicable to Blade and its businesses, assets and employees and (iv) preserve intact, in all material respects, its business organizations and relationships with its directors and officers, employees and consultants, and to preserve the possession, control and condition of its material assets, all as consistent with past practice, including refraining from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto), unless consented to by BAC (which consent will not be unreasonably withheld, conditioned or delayed):

•        change or amend the organizational documents of Blade or any of its subsidiaries;

•        adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any equity interests of Blade or any of its subsidiaries, except (A) for any such transaction by a wholly-owned subsidiary of Blade that remains a wholly-owned subsidiary of Blade after consummation of such transaction and (B) in connection with the Blade Warrant Settlement, the ATXCo Earnout Settlement, the Blade Note Settlement or the Blade Preferred Stock Conversion;

•        make any loans or advance any money or other property to any person, except for (A) advances in the ordinary course of business to employees, officers or independent contractors of Blade or any of its subsidiaries for expenses not to exceed $100,000 individually or $500,000 in the aggregate, (B) prepayments and deposits paid to suppliers of Blade or any of its subsidiaries in the ordinary course of business, (C) trade credit extended to customers of Blade or any of its subsidiaries in the ordinary course of business, and (D) loans or advances among Blade and its wholly-owned subsidiaries or among any of such wholly-owned subsidiaries;

•        make any capital expenditures in excess of $250,000 (individually for any project (or set of related projects)) or $500,000 in the aggregate, except as expressly set forth in a budget that has been provided to BAC prior to the date hereof;

•       except as otherwise required by the terms of any Blade benefit plans or foreign plans, (A) increase the wages, salaries, compensation or bonus opportunity of its employees, other than increases not in excess of five percent (5%) made in the ordinary course of business, consistent with past practice, (B) hire or terminate the employment of any Key Employee (as defined in the Merger Agreement), other than terminations of employment for cause or due to death or disability or (C) establish, adopt, enter into, amend or terminate in any material respect any material Blade benefit plan or foreign plan or any plan, agreement, program, policy, trust, fund, contract or other arrangement that would be a Blade benefit plan or foreign plan if it were in existence as of the date of the Merger Agreement, other than in the ordinary course of business (and other than an employment offer letter that does not contain severance in excess of that which is required by applicable law and/or a transaction or retention payment);

•        adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Blade or any of its subsidiaries (other than the Merger);

•        establish any subsidiary or enter into any new line of business;

•        (A) incur, create or assume, or otherwise become liable for any indebtedness (directly, contingently or otherwise), (B) modify the terms of any indebtedness (other than in connection with the Blade Note Settlement), (C) assume, guarantee or endorse, or otherwise become responsible for, the obligations, indebtedness or liability of any person for indebtedness, in each case of (A), (B), and (C), other than (1) indebtedness in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more favorable to Blade or its applicable subsidiary than the indebtedness being replaced, (2) any indebtedness, liability or obligation of any person not in excess of $250,000 individually or $500,000 in the aggregate, (3) indebtedness incurred between Blade and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries and (4) guarantees of indebtedness of a wholly-owned subsidiary of Blade otherwise incurred in compliance with the Merger Agreement;

•        enter into any material contract or terminate, assign or waive any material right under any material contract (other than in the ordinary course of business);

•        make any material change in accounting principles or methods of accounting, other than as may be required by GAAP;

•        other than in the ordinary course of business, (A) make, change or revoke any material tax election in a manner inconsistent with past practice, (B) adopt, change or revoke any accounting method with respect to material taxes, (C) file or amend any material tax return in a manner inconsistent with past practice, (D) prosecute, settle or compromise any material tax liability or any action, audit or other similar proceeding related to material taxes, (E) enter into any closing agreement with respect to any material tax, (F) surrender any right to claim a refund of material taxes, (G) consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment, or (H) enter into any material tax allocation, tax sharing, tax indemnification or similar agreement or arrangement (other than (x) any customary commercial agreement entered into in the ordinary course of business and not primarily relating to taxes and (y) agreements solely Blade and its subsidiaries), in each case to the extent such action would have a material and adverse impact on BAC or Blade or any of its subsidiaries;

•        cancel or compromise any claim or Indebtedness owed to Blade or any of its Subsidiaries, (B) waive, release, assign, settle or compromise any pending or threatened Action, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Blade or its Affiliates) not in excess of $250,000 (individually or in the aggregate) or (C) agree to modify in any respect materially adverse to Blade and its Subsidiaries any confidentiality or similar Contract to which Blade or any of its Subsidiaries are a party;

•       disclose to any person any trade secrets or any source code constituting owned intellectual property (in each case, other than to BAC or its representatives, or pursuant to a written confidentiality agreement entered into in the ordinary course of business, or in connection with the Merger);

•       negotiate, modify, extend, or enter into any collective bargaining agreement or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for Blade employees;

•        waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any individual who is a Key Employee (as defined in the Merger Agreement) as of the date of the Merger Agreement in connection with the termination of services thereof;

•        directly or indirectly acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or person or division thereof, in each case, that would be material to Blade and its subsidiaries, taken as a whole, and other than in the ordinary course of business;

•        redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or acquire, any equity securities of Blade or any of its subsidiaries, except (A) for the acquisition by Blade or any of its subsidiaries of any equity securities of Blade or its subsidiaries in connection with the forfeiture, cancellation, exercise or conversion of such interests (including the withholding of shares to satisfy net settlement or tax obligations with respect to Blade Options or Blade warrants), (B) for transactions between Blade and a wholly-owned subsidiary of Blade or between wholly-owned subsidiaries of Blade and (C) in connection with the Blade Warrant Settlement, the Blade Note Settlement or the Blade Preferred Stock Conversion;

•        fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice other than as may be required by GAAP;

•        implement or announce any employee layoffs, furloughs, reductions in force, or similar actions that could implicate the WARN Act;

•        sell, assign, transfer, convey, lease, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), exclusively license, abandon, allow to lapse or expire, subject to or grant any lien (other than permitted liens) on, or otherwise dispose of, any material assets, rights or properties of Blade and its subsidiaries, other than (A) the expiration of owned intellectual property in accordance with the applicable statutory term or abandonment of owned intellectual property registrations or applications in the ordinary course of business, (B) non-exclusive licenses of owned intellectual property granted in the ordinary course consistent with past practices, (C) the sale or provision of goods or services to customers in the ordinary course of business, (D) transactions among Blade and its wholly-owned subsidiaries or among its wholly-owned subsidiaries or (E) dispositions of obsolete or worthless equipment;

•        issue, deliver, sell, transfer, pledge or dispose of, or place any lien (other than a permitted lien, restrictions imposed by Blade’s or its subsidiaries’ organizational documents and restrictions imposed by applicable securities laws) on, any equity securities of Blade or any of its subsidiaries or rights to acquire equity securities of Blade or its subsidiaries, in each case, other than (A) equity securities issued in connection with the Blade Preferred Stock Conversion, the ATXCo Earnout Settlement, or upon exercise or conversion of a Blade Option, Blade warrant or Blade note, (B) Blade Options granted (x) to Blade employees in the ordinary course of business and/or (y) in connection with new hires and promotions of Blade employees (other than Key Employees) consistent with past practice;

•        enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Blade (other than the Voting Agreements);

•       enter into any contract or amend in any material respect any existing contract with any Pre-Closing Holders (as defined in the Merger Agreement), any person that is an affiliate of any Pre-Closing Holders (as defined in the Merger Agreement), or an affiliate of Blade or its subsidiaries (excluding any ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of members or stockholders who are officers or directors of Blade or its subsidiaries in their capacity as an officer or director);

•        pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of the equity interests of Blade or any of its subsidiaries, other than (A) distributions of cash in lieu of fractional equity interests issued upon exercise or conversion of a Blade Option, Blade warrant or Blade note and (B) payment of the cash portion of the Phase 2 Consideration pursuant to the ATXCo Merger Agreement (in the case of this sub-clause (B), not to exceed $110,000);

•        enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any related parties (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice);

•        fail to maintain in full force and effect material insurance policies covering Blade and its subsidiaries and their respective properties, assets and businesses in a form and amount substantially similar to that which is in effect as of the date of the Merger Agreement; or

•        enter into any contract or otherwise become obligated to take any of the actions described above.

Conduct of Business of BAC

Under the Merger Agreement, during the Interim Period, BAC has agreed to, refrain from doing any of the following (subject to certain exceptions contained in the Merger Agreement and the disclosure schedules thereto), unless consented to by Blade (which consent will not be unreasonably withheld, conditioned or delayed):

•        change, modify or amend the Trust Agreement, the Current Charter or the organizational documents of Merger Sub;

•        declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding equity securities of BAC or Merger Sub, (B) split, combine or reclassify any equity securities of BAC or Merger Sub or (C) other than as required in connection with the redemption or as otherwise required by the Current Charter in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any equity securities of BAC or Merger Sub;

•        other than in the ordinary course of business, (A) make, change or revoke any material tax election in a manner inconsistent with past practice, (B) adopt, change or revoke any accounting method with respect to material taxes, (C) file or amend any material tax return in a manner inconsistent with past practice, (D) prosecute, settle or compromise any material tax liability or any Action, audit or other similar proceeding related to any material amount of taxes, (E) enter into any closing agreement with respect to any material tax, (F) surrender any right to claim a refund of material taxes, (G) consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment, or (H) enter into any material tax allocation, tax sharing, tax indemnification or similar agreement or arrangement (other than (x) any customary commercial agreement entered into in the ordinary course of business and not primarily relating to taxes and (y) agreements solely among BAC and Merger Sub), in each case to the extent such action would have a material and adverse impact on BAC or Blade or any of its subsidiaries;

•       enter into, renew or amend in any material respect, any transaction or contract with an affiliate of BAC (including, for the avoidance of doubt, (A) the Sponsor and (B) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater) other than loans made by the Sponsor or its affiliate to BAC for working capital purposes to the extent permitted by the Merger Agreement;

•       waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened action) or compromise or settle any liability, in each case other than compromises or settlements in an aggregate amount not greater than $500,000;

•        incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of another person, other than any Indebtedness for borrowed money or guarantee provided to BAC by Sponsor or its affiliate and necessary to finance BAC’s ordinary course administrative costs and expenses and expenses incurred in support of the consummation of the Merger and the other Transactions (including the PIPE Investment), up to an aggregate amount not to exceed $1,000,000;

•        (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any equity securities (other than up to $1.5 million in warrants of BAC (in form and substance identical to BAC’s private warrants) issued upon conversion of working capital loans in accordance with the Initial Public Offering prospectus) or (B) amend, modify or waive any of the terms or rights set forth in, any BAC warrant or the applicable warrant agreement, including any amendment, modification or reduction of the warrant price set forth therein;

•        acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or otherwise acquire any securities or material assets from any third party or (B) enter into any strategic joint ventures, partnerships or alliances with any other person or make any loan or advance or investment in any third party or initiate the start-up of any new business, non-wholly owned subsidiary or joint venture;

•        liquidate, dissolve, reorganize or otherwise wind up the business and operations of BAC or Merger Sub;

•        hire any employee or adopt or enter into any employee benefit plan;

•        make any material change in accounting principles or methods of accounting, other than as may be required by GAAP; or

•        enter into any agreement, or otherwise become obligated, to do any action prohibited above.

Additional Covenants and Agreements

Each party agreed in the Merger Agreement to use its reasonable best efforts to effect the Closing. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, BAC will use commercially reasonable efforts to satisfy the conditions of the Subscription Agreements with PIPE Investors. The Merger Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance; and (c) use of trust account proceeds.

In addition, Blade agreed to use its reasonable best efforts to obtain its required stockholder approvals in the manner required under its organizational documents and applicable law for, among other things, the adoption and approval of the Merger Agreement, the ancillary documents and the Merger, and agreed to enforce the Voting Agreements (as defined and described below) in connection therewith

The parties made customary covenants regarding the preparation and filing with the SEC of this registration statement.

Closing Conditions

The consummation of the Merger is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of the conditions set forth below. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement (and, in the case of the Minimum Cash Condition, the Designated Stockholders (as defined in the Merger Agreement)), the Merger may not be consummated. There can be no assurance that the parties to the Merger Agreement would waive any such provisions of the Merger Agreement.

Conditions to the Obligations of Each Party

The obligations of the parties to complete the Closing are subject to various conditions, including the following mutual conditions of the parties unless waived:

•        receipt of the Blade stockholder approval;

•        receipt of the BAC shareholder approval;

•        approvals required to be obtained by governmental authorities specified on a schedule to the Merger Agreement and expiration of applicable waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976;

•        the absence of any applicable law or order of a governmental authority with jurisdiction over the parties that would enjoin, prohibit or make illegal the consummation of the Merger or other transactions contemplated by the Merger Agreement;

•        upon the Closing, after giving effect to the completion of the redemption, Blade having net tangible assets of at least $5,000,001;

•        the Domestication having been consummated;

•        approval of the BAC common stock for listing on Nasdaq;

•        the members of the Post-Closing Board shall have been elected or appointed as of the Closing; and

•        the effectiveness of this registration statement.

Conditions to the Obligations of BAC and Merger Sub

Unless waived by BAC (and, in the case of the Minimum Cash Condition, the Designated Stockholders (as defined in the Merger Agreement)), the obligations of BAC and Merger Sub to consummate the Merger are subject to the satisfaction of the following additional conditions, in addition to customary certificates and other closing deliverables:

•        the representations and warranties of Blade being true and correct as of the date of the Merger Agreement and as of the Closing (subject to certain materiality qualifications);

•        Blade having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

•        absence of any Blade Material Adverse Effect with respect to Blade and its subsidiaries, taken as a whole, since the date of the Merger Agreement which is continuing and uncured;

•        each Lock-Up Agreement shall be in full force and effect as of the Closing; and

•       the Registration Rights Agreement being in full force and effect as of the Closing.

Conditions to the Obligations of Blade

Unless waived by Blade, the obligations of Blade to consummate the Merger are subject to the satisfaction of the following additional conditions, in addition to customary certificates and other closing deliverables:

•        the representations and warranties of BAC being true and correct as of the date of the Merger Agreement and as of the Closing (subject to certain materiality qualifications);

•        BAC having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with on or prior to the date of the Closing;

•        absence of any BAC Material Adverse Effect with respect to BAC and its subsidiaries, taken as a whole, since the date of the Merger Agreement which is continuing and uncured;

•        BAC meeting the Minimum Cash Condition;

•        resignations of the directors of BAC as requested by Blade;

•        the Lock-Up Agreements being in full force and effect as of the Closing; and

•        the Registration Rights Agreement being in full force and effect as of the Closing.

Termination; Effectiveness

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of BAC and Blade; (ii) by either BAC or Blade if any of the conditions to Closing have not been satisfied or waived by April 15, 2022 (with such date being subject to an extension of sixty days in the event that there is any delay to the applicable waiting or review period or extension thereof by any governmental authority or Nasdaq); (iii) by either BAC or Blade if there shall be in effect any (A) law in any jurisdiction of competent authority or (B) governmental order issued, promulgated, made, rendered or entered into by any court or other tribunal of competent jurisdiction, that, in the case of each of clauses (A) and (B), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger and in the case of any such governmental order, such governmental order shall have become final and non-appealable; (iv) by either BAC or Blade in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Merger Agreement); (v) by BAC if there has been a Blade Material Adverse Effect with respect to Blade and its subsidiaries following the date of the Merger Agreement that remains uncured after 20 days written notice; (vi) by Blade if there has been a BAC Material Adverse Effect following the date of the Merger Agreement that remains uncured after 20 days written notice; (vii) by either BAC or Blade if the shareholders of BAC do not approve the Merger Agreement and the Transaction at BAC’s special meeting; (viii) by BAC if Blade fails to deliver evidence of the required approval of the Blade Stockholders within seventy-two (72) hours after this registration statement has been declared effective under the Securities Act and (ix) by Blade if the board of BAC has determined that a recommendation of the Merger Agreement and Merger would violate its fiduciary duties.

Waiver; Amendments

The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement; provided, that the Minimum Available Cash Amount, and the provision in the Merger Agreement regarding the waiver thereof, shall not be amended or modified in any respect without the prior written consent of the Designated Stockholders (as defined in the Merger Agreement).

BAC and Blade may (a) extend the time for the performance of any of the obligations or other acts of any other party, (b) waive any inaccuracies in the representations and warranties of any other party, and (c) subject to the requirements of applicable Law, waive compliance by any other party with any of the agreements or conditions contained herein applicable to such party; provided, that Blade shall not be permitted to waive the Minimum Available Cash Amount without the prior written consent of the Designated Stockholders (as defined in the Merger Agreement).

Fees and Expenses

Each party shall bear its own expenses incurred in connection with the Merger Agreement and the Transactions whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants (and 1/2 of the shared expenses). If the Closing occurs, Blade Biotherapeutics shall bear and pay at or promptly after Closing all Blade transaction expenses.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Related Agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

Insider Letter

On January 25, 2021, BAC entered into the Insider Letter with its officers, its directors and the Sponsor, pursuant to which the officers, directors and Sponsor agreed, among other things, to vote in favor of all the proposals being presented at the Meeting, including the Business Combination Proposal and the transactions contemplated thereby (including the Merger). In addition, pursuant to the terms of the Insider Letter, the Sponsor is contractually restricted from selling or transferring BAC securities, and will be contractually restricted from selling or transferring Blade Biotherapeutics securities, for a defined period of time up to and after the Business Combination, and subject to certain exceptions. The Insider Letter also contains provisions relating to waiver of redemption rights by the parties thereto. The Insider Letter may be amended by the parties thereto, without shareholder approval. None of the parties to the Insider Letter who agreed to waive their redemption rights received any consideration in exchange for waiving their redemption rights.

Sponsor Agreement

Simultaneously with the execution and delivery of the Merger Agreement, BAC and the Sponsor entered into a letter agreement pursuant to which the Sponsor agreed to place 1,150,000 of BAC’s Class B ordinary shares into escrow and subject such shares to vesting and forfeiture unless the milestones applicable to the Earnout Shares are achieved during the Earnout Period.

Registration Rights Agreement

Simultaneously with the execution of the Merger Agreement, BAC entered into the Registration Rights Agreement with the Sponsor and certain Blade Stockholders. Under the Registration Rights Agreement, BAC agreed to register for resale, pursuant to Rule 415 promulgated under the Securities Act, certain shares of Blade Biotherapeutics’ common stock and other equity securities of Blade Biotherapeutics that are held by the parties to the Registration Rights Agreement from time to time.

PIPE Subscription Agreements

Simultaneously with the execution of the Merger Agreement, BAC and Blade entered into the Subscription Agreements with the PIPE Investors for an aggregate purchase of 2,430,000 shares of Blade Biotherapeutics’ common stock (the “PIPE Shares”), at a price of $10.00 per share, for an aggregate purchase price of $24,300,000, in a private placement to be consummated simultaneously with the Closing (the “PIPE Investment”). The consummation of the transactions contemplated by the Subscription Agreements is conditioned on the concurrent Closing and other customary closing conditions. Among other things, each PIPE Investor agreed in the Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in BAC’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

Voting Agreements

Simultaneously with the execution and delivery of the Merger Agreement, BAC and Blade have entered into Voting Agreements (collectively, the “Voting Agreements”) with certain Blade Stockholders required to approve the transactions contemplated by the Merger Agreement. Under the Voting Agreements, each Blade Stockholder party thereto agreed to vote all of such Blade Stockholder’s shares of Blade capital stock in favor of the Merger Agreement and the transactions contemplated by the Merger Agreement and to otherwise take (or not take, as applicable) certain other actions in support of the Merger Agreement and the transactions contemplated by the Merger Agreement and the other matters to be submitted to Blade Stockholders for approval in connection with the transactions contemplated by the Merger Agreement, in the manner and subject to the conditions set forth in the Voting Agreements, and provide a proxy to BAC to vote such Blade capital stock accordingly. The Voting Agreements prevent transfers of Blade capital stock held by Blade Stockholders party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the Voting Agreement.

Cantor Share Purchase Agreement

On May 3, 2022, BAC entered into the Cantor Purchase Agreement with CFPI relating to the Facility. Pursuant to the Cantor Purchase Agreement, Blade Biotherapeutics will have the right from time to time at its option following closing of the Business Combination to sell to CFPI up to $75 million of Blade Biotherapeutics’s common stock subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement. As a commitment fee for Cantor’s services under the Cantor Purchase Agreement, Blade Biotherapeutics will issue to Cantor a number of shares of Blade Biotherapeutics’s common stock equal to the quotient of $2,250,000 divided by the last closing trade price for the Common Stock on Nasdaq for a share of Blade Biotherapeutics’s common stock on the earlier of (i) the second trading day immediately prior to the filing of a resale registration statement with respect to the shares of Blade Biotherapeutics’s common stock to be sold under the Facility and (ii) the date on which Cantor sends an invoice to Blade Biotherapeutics with respect to such commitment fee; provided, however, that any such invoice may not be sent prior to the closing of the Business Combination.

Sales of Blade Biotherapeutics’s common stock to CFPI under the Cantor Purchase Agreement, and the timing of any sales, will be determined by Blade Biotherapeutics from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of shares of Blade Biotherapeutics’s common stock and determinations by Blade Biotherapeutics regarding the use of proceeds of such sales. The net proceeds from any sales under the Cantor Purchase Agreement will depend on the frequency with, and prices at, which the shares of Blade Bioetherapeutics’s common stock are sold to CFPI. Blade Biotherapeutics expects to use the proceeds from any sales under the Cantor Purchase Agreement for working capital and general corporate purposes.

Following the closing of the Business Combination, and upon the initial satisfaction of the conditions to CFPI obligation to purchase shares of Blade Biotherapeutics’s common stock set forth in the Cantor Purchase Agreement (the “Commencement”), including that a registration statement registering the resale by CFPI of such shares of Blade Biotherapeutics’s common stock under the Securities Act (the “Initial Resale Registration Statement”) is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, Blade Biotherapeutics will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct CFPI to purchase up to a specified maximum amount of shares of Blade Biotherapeutics as set forth in the Cantor Purchase Agreement by delivering written notice to CFPI prior to the commencement of trading on any trading day. The purchase price of the shares of Blade Biotherapeutics’s common stock that Blade Biotherapeutics’ elects to sell to Cantor pursuant to the Cantor Purchase Agreement will be 97% of the volume weighted average price of the shares of Blade Biotherapeutics’s common stock during the applicable purchase date on which Blade Biotherapeutics has timely delivered written notice to CFPI directing it to purchase shares of Blade Biotherapeutics’s common stock under the Cantor Purchase Agreement.

The Cantor Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Cantor Purchase Agreement were made only for purposes of the Cantor Purchase Agreements and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

Prior to the closing of the Business Combination, BAC has the right to terminate the Cantor Share Purchase Agreement on the date on which the Merger Agreement is validly terminated in accordance with its terms prior to the closing of the Merger. Blade Biotherapeutics has the right to terminate the Cantor Purchase Agreement at any time after Commencement, at no cost or penalty, upon five trading days’ prior written notice. No termination of the Cantor Purchase Agreement alter or otherwise affect the Company’s obligations under the Cantor Registration Rights Agreement.

Cantor Registration Rights Agreement

In connection with BAC’s entry into the Cantor Purchase Agreement, on May 3, 2022, BAC and CFPI entered into the Cantor Registration Rights Agreement, pursuant to which Blade Biotherapeutics will agree to register for resale, pursuant to Rule 415 under the Securities Act, the shares of Blade Biotherapeutics’s common stock that are sold to CFPI under the Facility, including the shares of Blade Biotherapeutics’s common stock to be issued to CFPI as consideration for its irrevocable commitment to purchase the shares of Blade Biotherapeutics’s common stock, from time to time.

Lock-Up Agreements

Simultaneously with the execution and delivery of the Merger Agreement, certain Blade Stockholders each entered into a Lock-Up Agreement with BAC (collectively, the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, each Blade Stockholder party thereto agreed not to, during the period commencing on the Closing and ending on the earliest of (a) the date that is six (6) months after the Closing Date and (b) subsequent to the Closing, (X) the first date on which the last sale price of Blade Biotherapeutics’ common stock has equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing or (Y) the date on which Blade Biotherapeutics completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Blades Biotherapeutics’ stockholders having the right to exchange their shares of common stock for cash, securities or other property: (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Restricted Shares, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of Restricted Shares or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lock-Up Agreement).

Background to the Business Combination

Prior to the consummation of its initial public offering (the “Initial Public Offering” or “Initial Public Offering”), BAC had not selected any business combination target and it had not, nor had anyone on its behalf, initiated any substantive discussions, directly or indirectly, with any business combination target.

After the consummation of its Initial Public Offering, BAC’s officers and directors commenced an active search for prospective businesses and assets to acquire. During this search process, BAC reviewed and entered into discussions with a number of potential counterparties to an acquisition transaction.

Description of discovery and negotiation process with candidates other than Blade

After the closing of its Initial Public Offering on January 28, 2021, in February 2021, BAC began the process of searching for a target. BAC sought to leverage its management team’s and directors’ professional and personal relationships to source potential targets, including the background of its CEO and Chairman, Dr. Michael Shleifer, as Co-Founder and Managing Partner of SPRIM, a life sciences investment and consulting firm, the background of its Chief Investment Officer and Director, Mr. Albert Hummel, who has 40+ years of diverse business and capital markets experience (much of which was in healthcare), as well as the extensive investment experience of its other directors. As part of performing their roles at BAC and for other positions they hold, members of the BAC management team also attended healthcare industry conferences and performed industry research. The foregoing efforts led to identification of a multitude of potential target. Additional potential targets were identified by SPRIM, in the ordinary course of SPRIM’s business and through its network of clients and consultants. BAC contacted these parties for initial informational purposes. In addition, BAC received unsolicited information and requests to meet from third parties.

As a result of the foregoing process, between approximately February 2021 and approximately mid-March, BAC identified and conducted preliminary evaluations of approximately 30 potential targets. Thereafter, from approximately mid-March through approximately early May, BAC identified and conducted preliminary evaluations of another approximately 35 potential targets.

BAC’s initial evaluations consisted of a review of each potential target’s business, including but not limited to technical diligence (in respect of, e.g., mechanism of action, activation pathway, drug target, etc.), clinical diligence, commercial diligence including marketing sizing, financial due diligence, due diligence in respect of CMC (“chemistry, manufacturing and control”) and diligence of other factors such as intellectual property and operational capabilities. BAC reviewed companies in many different sectors of the healthcare industry, with the majority operating in the biotechnology, diagnostics and digital health subsectors. Of these approximately 65 companies, BAC sought to enter into non-disclosure agreements (“NDAs”) with those companies that evidenced some or all of the following characteristics: the creation of a novel technology or technologies, the development of a robust go-to-market strategy, the efficient management of product development costs, the establishment of thorough and long-lasting intellectual property protections and the implementation of necessary operational requirements. As a result of these efforts, BAC entered into NDAs with approximately 15 companies.

Of the approximately 15 companies with which BAC entered into an NDA, four companies in particular met and exceeded the criteria that BAC sought in seeking to identify a target. Each of these companies was endeavoring to supply an unmet medical need through product development that represented an innovative scientific approach and each had implemented commercial and strategic priorities and strategies that, in BAC’s view, were necessary to support their product development efforts. In addition, each of the four companies evidenced financial acumen through their budgeting for product development and operational costs and had strong support, financial and otherwise, from leading investment entities and healthcare industry leaders. One of these companies was Blade. Additional descriptions of BAC’s interactions with the other three companies are set forth below, followed by a detailed description of BAC’s interactions with Blade.

Company A.    Company A is a biotechnology company developing therapies using regenerative antibodies. After the closing of its Initial Public Offering on January 28, 2021, in February 2021, through a contact of his, Dr. Shleifer received an unsolicited, non-confidential overview presentation from

Company A and was made aware Company A was considering undergoing a SPAC merger process. Following the closing of the Initial Public Offering, BAC responded to Company A. During the first week of February 2021, BAC and Company A participated in a teleconference with Company A’s leadership team. Following this meeting, the parties executed an NDA on February 5, 2021. Over the next week thereafter, BAC received access to Company A’s virtual data room and a series of emails, calls and materials were exchanged between BAC and Company A. These exchanges included discussions of technical, strategic, commercial and capital-raising plans and the prospects for a business combination between Company A and BAC. After reviewing the available materials, BAC submitted a draft letter of intent to Company A on February 12, 2021. Further exchanges and discussions occurred between BAC and Company A from February 13, 2021 through February 23, 2021. On February 23, 2021, Company A communicated to BAC via teleconference the changes that it planned to propose to the terms of the draft letter of intent. On February 24, 2021, Company A submitted a revised letter of intent to BAC. On March 3, 2021, Company A informed BAC that it had planned to move forward with a different prospective merger party in an alternative transaction.

Company B.    In February 2021, Dr. Shleifer began discussions with the management team of Company B, a non-opioid pain relief biotechnology company, regarding the prospects of a potential business combination with BAC. Dr. Shleifer had previously become aware of Company B through his work as Managing Director of SPRIM and had received access to Company B’s online data room in connection with SPRIM’s consideration of possible transactions or other opportunities with Company B. No communication with Company B as to a possible transaction involving BAC took place until after the closing of BAC’s Initial Public Offering. BAC and Company B entered into an NDA on February 9, 2021. On February 26, 2021, Dr. Shleifer participated in a discussion with the management team of Company B about a potential business combination among BAC, Company B and Company C, a neurologically focused biotechnology company with which BAC had been having discussions separately. (See the description of BAC’s interactions with Company C, below). Mr. Hummel was introduced to the management team of Company B on March 1, 2021 and received data room access on the same day. On March 7, 2021, Mr. Hummel participated in a follow-up teleconference with Company B’s management team to meet additional members of Company B’s management team and to discuss diligence topics, including intellectual property, clinical development and other topics. Further discussions and exchanges took place between BAC and Company B between March 7, 2021 and March 10, 2021. On March 10, 2021 Company B introduced BAC to its investment banking advisor and subsequent teleconferences with BAC, Company B and Company B’s banking advisor were held on March 16, 2021 and March 17, 2021 to discuss a potential business combination among BAC, Company B and Company C. On March 18, 2021, Company B’s banking advisor provided BAC with a summary presentation discussing the potential business combination. Further emails, materials and calls were exchanged among BAC and Company B between March 18, 2021 and March 28, 2021. On or around March 28, 2021, BAC determined that it would focus on transaction alternatives that did not involve Company B, which in BAC’s view had greater value-maximizing potential.

Company C.    In February 2021, Dr. Shleifer began discussions with the management team of Company C, a biotechnology company focused on developing therapies for neurological diseases, regarding the prospects of a potential business combination with BAC. Dr. Shleifer had previously become aware of Company C through his work as Managing Director of SPRIM and had received access to Company C’s online data room in connection with SPRIM’s consideration of possible transactions or other opportunities with Company C. No communication with Company C as to a possible transaction involving BAC took place until after the closing of BAC’s Initial Public Offering. On March 2, 2021, Dr. Shleifer sent an email to introduce Mr. Hummel to the management team of Company C. Following this, Mr. Hummel participated in a call with Company C on March 4, 2021 and access was granted to the Company C data room on the same day. Further emails and materials were exchanged, and further calls were held, among BAC and Company C between March 4, 2021 and March 31, 2021, including exchanges related to preliminary scientific, commercial, financial and intellectual property diligence and detailed discussions with respect to the prospects of a business combination among BAC, Company B and Company C. BAC also engaged an external consultant to assist with clinical diligence of Company C. Following BAC’s determination that it would focus on transaction alternatives that did not involve Company B, Dr. Shleifer and Mr. Hummel participated in a call with the chief executive officer of Company C to propose a possible business combination among BAC, Company C and Blade, with which BAC had been having discussions separately. (See the description of BAC’s further interactions with Company C and BAC’s interactions with Blade, below.)

Description of discovery and negotiation process with Blade

On March 1, 2021, Dr. Veet Misra of Cantor Fitzgerald & Co. (“Cantor”) emailed Dr. Shleifer to discuss the possibility of a transaction between BAC and Blade. On March 3, 2021, Dr. Misra introduced Dr. Wendye Robbins, chief executive officer of Blade, to Dr. Shleifer and Mr. Hummel via a teleconference and Blade sent BAC a non-confidential overview presentation.

On March 4, 2021, BAC and Blade entered into an NDA and representatives of BAC were given access to the Blade online data room. From March 4, 2021 to March 9, 2021, representatives of BAC, as well as a scientific consultant to BAC who had received data room access on March 5, 2021, conducted clinical, commercial, financial and other preliminary due diligence. BAC also reviewed several market analyses.

On March 9, 2021, in a teleconference arranged by the Cantor investment banking team, Dr. Shleifer and Mr. Hummel, as well as a representative from BAC’s scientific consultant, met with the broader Blade management team via teleconference to discuss topics such as technical, strategic, commercial and capital-raising plans and the prospects for a business combination between Blade and BAC.

On March 10, 2021, in a teleconference arranged by the Cantor investment banking team, BAC met with the Transaction Committee of Blade’s board of directors, via teleconference to discuss topics similar to the ones discussed in the March 9, 2021 meeting. On March 10, 2021, Blade provided BAC with follow-up materials related to questions BAC had posed in the March 9, 2021 call. BAC’s diligence continued thereafter.

Between March 10, 2021 and March 31, 2021, representatives of BAC and Blade exchanged a series of emails and materials and participated in additional calls between certain members of their respective management teams. On March 15, 2021, BAC was notified that Blade had hired Jean-Frédéric Viret, Ph.D. as its Chief Financial Officer. On March 16, 2021, a teleconference was held among BAC, certain members of Blade’s management team and several key medical professionals that Blade had worked with, as well as one of Blade’s directors, Dr. Rana Al-Hallaq. This teleconference was held at the request of BAC as part of its clinical due diligence.

On March 31, 2021, Dr. Shleifer and Mr. Hummel requested a teleconference with certain members of Blade’s management to propose a possible business combination among BAC, Blade and Company C. During this teleconference, Dr. Robbins and the Blade management team confirmed initial interest by Blade and suggested that BAC introduce Blade’s management team to Company C. Following this call, Dr. Shleifer introduced the chief executive officer of Company C to Dr. Robbins.

Certain members of Blade’s management team and Company C’s management team participated in an initial call on April 2, 2021 and agreed to proceed to reviewing each other’s clinical programs and data. Following this initial call, on April 5, 2021, Dr. Shleifer, Mr. Hummel and certain members of Blade’s management team participated in a teleconference with Blade’s Chairman, Mr. Mark Timney, to discuss a potential transaction among BAC, Blade and Company C. On April 6, 2021, Dr. Shleifer and Mr. Hummel had a conversation with the chief executive officer of Company C to discuss certain details of a prospective business combination among BAC, Blade and Company C. On April 7, 2021, Dr. Shleifer sent Dr. Robbins a letter outlining BAC’s proposal for the combination of BAC, Blade and Company C, which was subsequently shared with the Transaction Committee of Blade’s board of directors. Dr. Robbins responded, noting that the Transaction Committee of Blade’s board of directors was supportive of moving to the next step of diligence. BAC continued to perform diligence on both Company C and Blade, including holding a teleconference with Company C’s Chief Scientific Advisor on April 6, 2021, in which a scientific consultant to BAC participated.

Following the conversation with Mr. Timney, Dr. Shleifer sent to the respective management teams of Blade and Company C a draft of a three-way nondisclosure agreement, which was subsequently negotiated and executed on April 12, 2021. The three-way nondisclosure agreement was intended to simplify the process of responding to diligence requests being made among the three companies.

On April 13, 2021, Dr. Shleifer and Mr. Hummel made a formal presentation to Blade’s board of directors to propose the three-company merger transaction. On April 15, 2021, Dr. Robbins noted that the feedback from Blade’s board of directors was positive and on April 20, 2021, Dr. Robbins provided BAC and Company C with a template letter of intent to which BAC responded on April 21, 2021, with draft terms.

From April 21, 2021 through May 11, 2021, various negotiations regarding the letter of intent took place among BAC, Blade and Company C. On May 7, 2021, the BAC Board met to discuss the latest version of the letter of intent and the proposed transaction described therein. The BAC Board unanimously authorized and directed BAC to enter into the letter of intent.

The letter of intent was non-binding other than with respect to certain provisions, including confidentiality, exclusivity, waivers against BAC’s trust account, customary notice and access rights, expenses of the parties, and governing law. The letter of intent provided a 30-day period of exclusivity, with a clause that specified that the relative valuations of Blade and Company C must be determined within 15 days to keep the 30-day exclusivity period in effect. On May 11, 2021, the letter of intent was executed by BAC, Blade and Company C.

Thereafter, BAC, Blade and Company C selected different investment banks to provide relevant advice. Blade had preliminary discussions to retain Barclays Capital Inc. (“Barclays”) and Lazard Ltd (“Lazard”), and Company C had preliminary discussions to retain another investment bank. For Blade, Barclays would serve as financial advisor while Lazard assisted in determining relative valuation between Blade and Company C.

Pursuant to the June 2, 2021 Barclays Engagement Letter, in consideration of the services pursuant to the Barclays Engagement Letter, Blade agreed to pay Barclays the following compensation:

If Blade consummates the Business Combination or enters into a definitive agreement pursuant to which the Business Combination is subsequently consummated, a cash fee equal to the sum of $1.5 million.

Pursuant to the Barclays Engagement Letter, Barclays agreed to assist Blade in the following:

(a)    Assist the Company with preparing the “marketing story” to be presented in connection with the Business Combination;

(b)    Assist the Company in preparing for any post-announcement roadshow meetings in connection with the Business Combination;

(c)    Provide the Company with periodic updates on the relevant public equity markets and Barclays’ perspectives on trends in investor sentiment with respect to the Business Combination;

(d)    Provide feedback to the Company with respect to the proposed size, structure and pricing of any financing transactions related to the Business Combination; and

(e)    Assist the Company in the arrangement and coordination of presentations to and communications with existing and prospective stockholders in the United States and other relevant parties.

BAC had preliminary discussions to retain Cantor as a financial advisor and BAC and Cantor entered into a formal engagement agreement on July 1, 2021 (the “Cantor Engagement Letter”). Cantor’s financial advisory engagement was separate from the Initial Public Offering underwriting engagement that BAC and Cantor had entered into with respect to BAC’s Initial Public Offering. Under Cantor’s financial advisory engagement, a portion of Cantor’s fees would be dependent on the level of BAC shareholder redemptions made in connection with the Business Combination.

Pursuant to the July 1, 2021 Cantor Engagement Letter, in consideration of the services pursuant to the Cantor Engagement Letter, BAC agreed to pay Cantor the following compensation:

If BAC consummates the Business Combination or enters into a definitive agreement pursuant to which the Business Combination is subsequently consummated, a cash fee equal to the sum of $1.5 million plus an incentive fee. The incentive fee is based on a range of BAC’s shareholder redemptions in connection with the Business Combination (or any extension of BAC’s deadline for consummating a Business Combination prior thereto) and the cash that remains in the Trust Account upon the Closing of the Business Combination. The incentive fee could range between $300,000 and $1.5 million; provided however, that no incentive fee would be payable if less than 50% of the cash in the Trust Account remains at Closing.

Pursuant to the Cantor Engagement Letter, Cantor agreed to assist BAC in the following:

(a)    Review, analysis and operation of the business, operations, financial condition and prospects of BAC and either Blade or both of Blade and Company C (the “Acquirees”);

(b)    Conduct of due diligence on potential Business Combinations with the Acquirees (including analyzing the market, competition, financials and projections with respect to the Acquirees);

(c)    Review and consideration from a financial point of view of the potential combination benefits and other implications of any Business Combination;

(d)    Review and advise BAC, from a financial point of view, of a proposed Business Combination and capital structures and terms;

(e)    Develop and implement a strategy to effectuate the Business Combination;

(f)     Participate and advise BAC in the negotiation of the Business Combination under BAC’s guidance;

(g)    Update any private placement roadshow materials with respect to any Business Combination for presentation to BAC’s existing and potential securityholders; and

(h)    Identifying and assisting in arranging meetings between BAC’s management (and, if requested by BAC, management of the Acquirees) and existing investors for recycling efforts by BAC after the definitive agreement for a Business Combination is signed and publicly announced.

In addition, to the extent requested by BAC and appropriate under the circumstances, Cantor agreed to be available to meet with BAC’s Board of Directors to discuss the Business Combination and its financial implications.

After working with their respective advisors, Blade and Company C determined a relative valuation and all parties (including BAC) executed an amendment to the original letter of intent on May 28, 2021. The amendment included the determined relative valuation for Blade and Company C and also included a provision for the Earn-Out Shares. In addition, from April 15, 2021 to May 30, 2021, multiple exchanges regarding diligence questions and transaction terms, as well as auditing and legal work streams, occurred among the three companies.

From June 2, 2021 to June 4, 2021, representatives from BAC, Blade and Company C and each of their respective banking representatives met in person in New York City for three days to discuss the proposed transaction and to further diligence each other’s businesses. These discussions included certain members of the management teams of each of BAC, Blade and Company C and covered strategic, technical, commercial and capital-raising plans as well as the terms of the proposed business combination between BAC, Blade and Company C.

From June 4, 2021 to September 9, 2021, multiple additional exchanges took place among all three companies and their respective advisors via email, teleconference and in-person meetings to further advance the work streams of the proposed transaction, including matters related to PIPE financing. On June 16, 2021, BAC engaged Cantor, Barclays, and Company C’s investment bank to advise on PIPE financing.

Pursuant to the June 16, 2021 engagement letter, with respect to any sale of the securities in connection with the PIPE financing, BAC agreed to pay a cash fee equal to five percent (5%) of the gross proceeds received by the Company from the closing of such sale of the securities in connection with the PIPE Financing allocated forty-five percent (45%) to Barclays, forty percent (40%) to Company C’s investment bank and fifteen percent (15%) to Cantor.

Throughout the foregoing process, BAC performed extensive diligence reviews of Blade and Company C, assisted by various advisors who specialized in various areas of diligence. BAC engaged an experienced pharmaceutical executive to review the clinical development strategy of both Blade and Company C, a small molecule consultant with over 20 years of drug development experience to review Blade’s chemistry, manufacturing and control (“CMC”), two medical affairs consultants to review the clinical and regulatory strategies of both Blade and Company C, an experienced accounting firm to assist with financial due diligence, Ellenoff, Grossman & Schole LLP (“EGS”) to assist with legal and IP diligence and Vantage Point Advisors (“Vantage Point”), to provide a fairness opinion to the BAC Board.

On July 14, 2021, EGS, as counsel to BAC, sent to Blade and Company C on behalf of BAC an initial draft of a merger agreement, to which Latham & Watkins LLP (“Latham”), counsel to Blade, and Company C’s counsel (on behalf of their respective clients) responded with a revised draft on August 3, 2021. Subsequent revised drafts of the Merger Agreement were exchanged by counsel to BAC, Blade and Company C throughout August.

During the same period of time, counsel for BAC, Blade and Company C exchanged drafts of various ancillary documents contemplated by the Merger Agreement and containing terms and conditions that were important to such parties’ evaluation of the proposed transaction, including the Proposed Certificate of Incorporation, the Proposed Bylaws, the Lock-Up Agreements, the Voting Agreements, the Sponsor Agreements, the Registration Rights Agreement, the 2022 Plan, the ESPP and Disclosure Schedules for Blade and Company C.

On August 3, 2021, Latham and counsel to Company C, on behalf of their respective clients, circulated to EGS a revised draft of the Merger Agreement reflecting, among other matters, significant revisions to the terms governing the Earnout Shares, significant revisions to the representations and warranties to be made by, and the covenants applicable to, each of Blade and Company C, and each such party’s position with respect to certain conditions to the consummation of the Business Combination and termination rights.

On August 5, 2021, via video conference, BAC management provided an update on the status of the transaction and a review of the draft merger agreement and BAC’s due diligence to the BAC Board. Representatives of EGS and Cantor attended the update. The meeting continued on August 6, 2021 with the same participants. During the course of these meetings, BAC’s Board and BAC management discussed engaging a specialist to provide a fairness opinion on the Transaction. On August 7, 2021, BAC contacted Vantage Point to discuss a potential engagement to provide an opinion as to (i) the fairness of the Transaction to BAC from a financial point of view and (ii) whether Blade has a fair market value equal to at least 80 percent of the balance of funds in BAC’s trust account (excluding deferred underwriting commissions and taxes payable). On August 8, 2021, BAC management notified BAC’s Board it had discussed the key terms of a potential engagement with Vantage Point to provide a fairness opinion.

Following the August 7, 2021 call, Vantage Point started its diligence process of reviewing materials related to Blade and Company C. Throughout the following week, Vantage Point continued to review these materials and held calls with management of Blade and Company C to obtain further information.

On August 11, 2021, BAC executed the engagement letter with Vantage Point.

On August 12, 2021, EGS (on behalf of BAC) delivered a further revised draft of the Merger Agreement to Latham and counsel for Company C. The revised draft Merger Agreement reflected continued negotiation of the representations and warranties to be made by, and the covenants applicable to, Blade and Company C. The revised draft Merger Agreement also reflected BAC’s position on certain key terms of the Business Combination, including removing from the draft Merger Agreement the Minimum Cash Condition.

On August 20, 2021, Latham and counsel to Company C, on behalf of their respective clients, circulated to EGS a further revised draft of the Merger Agreement reflecting, among other matters, continued revision to the mechanics governing the Earnout Shares, continued revision of certain representations and warranties to be made by Blade and Company C, and continued revision of certain conditions to the consummation of the Business Combination. The revised draft Merger Agreement also reflected continued negotiation of certain key terms of the Business Combination, including covenants relating to post-closing employment matters and the stockholders of Blade and Company C that would be obligated to execute a lock-up agreement or voting agreement.

On August 26, 2021, EGS (on behalf of BAC) circulated a further revised draft of the Merger Agreement to Latham and counsel for Company C. The further revised draft Merger Agreement reflected, among other matters, continued revision to the provisions governing the exchange of Blade equity securities and Company C equity securities for BAC’s equity securities, including with respect to the treatment of the ATXCo Earnout Shares. The revised draft Merger Agreement also reflected BAC’s position with respect to (i) certain representations and warranties to be made by Blade and Company C, including with respect to compliance with laws and intellectual property matters, (ii) the stockholders of Blade and Company C that would be obligated to execute a lock-up agreement or voting agreement, (iii) certain covenants related to post-closing employment of Blade’s and Company C’s respective employees, and (iv) Blade’s right to pay retention bonuses to its employees during the interim period.

Between September 1, 2021 and September 9, 2021, Blade and Company C exchanged revised drafts of the Merger Agreement and certain members of the respective management teams of Blade, Company C and BAC participated in various teleconferences to discuss certain terms of the proposed transaction. By the end of this period, material terms relating to Company C’s participation in the transaction had not yet been finally agreed. On or around September 9, 2021, BAC sent a communication to Company C that: set forth BAC’s and Blade’s positions in regard to such terms; requested a response from Company C; and stated that if Company C were not to respond, BAC would take this to mean that Company C did not wish to continue as a party to the transaction. BAC did not receive a response. Thereafter, BAC informed Blade as to Company C not responding, and BAC and Blade proceeded with negotiating a transaction that did not include Company C.

On September 15, 2021, BAC instructed EGS to send, on behalf of BAC, letter of intent termination notices to Blade and Company C, terminating the previously executed non-binding letter of intent. Later on September 15, 2021, EGS, on behalf of BAC, sent a new letter of intent to Blade, which was subsequently entered into by BAC and Blade on September 18, 2021. The new letter of intent removed Company C and all terms and conditions specific to Company C from the proposed transaction and eliminated the exclusivity period, and was otherwise substantially similar to the non-binding letter of intent previously entered into between BAC, Blade and Company C. As with the original non-binding letter of intent, the new letter of intent was non-binding other than with respect to customary provisions such as confidentiality, waivers against BAC’s trust account, expenses and governing law.

On September 15, 2021, EGS, on behalf of BAC, sent a new PIPE financing engagement letter to Cantor and Barclays, which was subsequently entered into by BAC, Cantor and Barclays on or about September 25, 2021 (the “Cantor and Barclays Engagement Letter”). The new financing advisory engagement letter removed Company C’s investment bank and all terms and conditions related to Company C’s investment bank and was otherwise substantially similar to the financing advisory engagement letter previously entered into among BAC, Cantor, Barclays and Company C’s investment bank.

Pursuant to the September engagement letter, the closing of any sale of the securities in the PIPE Financing, BAC agreed to pay Cantor and Barclays in the aggregate a cash fee equal to five percent (5%) of the gross proceeds received by BAC from the closing of such sale of the securities, with the fee allocated sixty-five percent (65%) to Barclays and thirty-five percent (35%) to Cantor. Notwithstanding the foregoing, in the event that any portion of the gross proceeds received by BAC from the closing of such sale of securities is generated from investments by Blade’s existing shareholders or such shareholders’ affiliates or related investment funds (“Target Existing Shareholder Investments”), BAC agrees only to pay Cantor and Barclays a fee equal to three percent (3%) of the gross proceeds of such Target Existing Shareholder Investments, with the fee allocated seventy-five percent (75%) to Barclays and twenty-five percent (25%) to Cantor.

On September 20, 2021, Latham, on behalf of Blade, sent EGS a further revised draft of the Merger Agreement and further revised drafts of certain ancillary documents, in each case, revised to reflect a business combination between BAC and Blade, excluding Company C. The revised draft Merger Agreement also reflected revision of certain key terms, including those relating to the ATXCo Earnout Shares, the stockholders of Blade that would be required to execute a lock-up agreement and voting agreement, and reincorporation of the Minimum Cash Condition. Subsequent drafts of these documents were exchanged throughout the remainder of September 2021, the month of October 2021 and the first week of November 2021 and various elements of the proposed draft of the Merger Agreement were negotiated, including, but not limited to: (i) the ability of Blade to make payment of the cash portion of the Phase 2 Consideration pursuant to the ATXCo Merger Agreement during the Interim Period; (ii) determination of key employees of Blade; (iii) the scope of certain intellectual property representations and warranties; (iv) certain lookback periods with respect to compliance with laws representations and warranties and material contracts representations and warranties; (v) termination rights with respect to a breach of representations, warranties or covenants; and (vi) the Termination Date (as defined in the Merger Agreement). The valuation attributed to Blade remained $280,000,000, as reflected in the letter of intent entered into on September 15, 2021 and the Minimum Cash Condition was agreed as between BAC and Blade as of September 26, 2021, as reflected in a revised draft of the Merger Agreement delivered by EGS (on behalf of BAC) to Latham on such date. During such period, EGS and BAC also continued their due diligence efforts.

On October 8, 2021, the BAC Board held a meeting to provide an update on the status of the transaction, including discussion of the new transaction structure, involving a business combination solely between BAC and Blade and excluding Company C, and to review an updated fairness opinion provided by Vantage Point that reflected a transaction between BAC and Blade only.

On October 25, 2021, Vantage Point delivered its opinion to the BAC Board. On October 25, 2021, the BAC Board also held a meeting also attended by members of BAC’s management and representatives of EGS (counsel to BAC) and Vantage Point (providers of the fairness opinion) at which BAC’s directors voted unanimously to approve BAC’s entry into the Merger Agreement, the Subscription Agreement and the ancillary documents, and BAC’s performance of the transactions contemplated thereby, in each case, in substantially the forms presented for review to the directors.

On November 8, 2021, the Merger Agreement was executed by the parties thereto and the PIPE Subscription Agreement was executed with the parties thereto, and BAC issued a press release announcing the execution of the Merger Agreement and the PIPE Subscription Agreement and filed a Current Report on Form 8-K with the SEC announcing the execution of the Merger Agreement and describing the material provisions of the Merger Agreement and related transactions.

The parties have continued to cooperate in order to facilitate the completion of the Business Combination subject to their respective rights and responsibilities under the Merger Agreement.

BAC’s Board of Directors’ Reasons for the Business Combination

On November 8, 2021, the Merger Agreement was executed by BAC, Blade, Blade Merger Sub, the BAC Representative and the Blade Representative. The BAC Board, in evaluating and approving the Merger Agreement and the transactions contemplated thereby, including the Business Combination, consulted with its legal counsel, independent technical specialists, investment banking advisors and other business and commercial advisors. The BAC Board also commissioned and received a fairness opinion from Vantage Point.

In reaching its decision with respect to the Merger Agreement and the transactions, including the Business Combination, the BAC Board also considered various data and materials provided by management and Blade, including management’s assessments of:

•       Blade’s clinical programs, including the programs relating to Blade’s lead investigational medicine, cudetaxestat (also known as “BLD-0409”); BLD-2184, a calpain inhibitor; and other calpain inhibitor drug candidates, and the regulatory status of those programs;

•       the results of laboratory and other testing so far conducted in respect of cudetaxestat;

•        Blade’s intellectual property, including its patents and patent applications and their regulatory status;

•        Blade’s compound manufacturing and control processes for cudetaxestat; and

•        the clinical trial expenses Blade could be expected to incur through the end of a phase 2 study of cudetaxestat. (At such time, it was uncertain when the FDA might provide review and feedback from the cudetaxestat phase 1 studies and nonclinical toxicology and safety studies such that Blade could initiate a phase 2 study. Blade has since received FDA review and feedback, in March of 2022, and now plans to initiate a phase 2 study of cudetaxestat in IPF patients in the second quarter of 2022). Management’s assessment was that Blade could expect to incur approximately $50 million of clinical trial expenses through the end of a phase 2 study of cudetaxestat. Management’s assessment was based on their understanding of Blade’s programs gathered through their investigations of Blade, on their past industry experience and on discussions with Blade’s management.

In light of the number and wide variety of factors considered in connection with its evaluation of and decision with respect to the Merger Agreement and the Business Combination, the BAC Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination. The BAC Board viewed its decision as being based on all the information available to it and all the advice and other inputs presented to it.

The BAC Board considered a number of factors pertaining to the Merger Agreement and the transactions contemplated thereby, including the Business Combination, as generally supportive of its decision to approve BAC’s entry into the Merger Agreement and the consummation of the transactions contemplated thereby, including, but not limited to, the following factors:

•        Cudetaxestat’s differentiated mechanism of action.    Cudetaxestat is a selective, reversible, non-competitive inhibitor of all variants of human autotaxin activity which differs from other therapies that function as competitive inhibitors. Non-competitive, reversible autotaxin inhibition with a differentiated mode of biochemical inhibition offers the potential for efficacy and safety advantages compared to competitive inhibitors. Cudetaxestat has demonstrated robust in vivo anti-fibrotic activity in preclinical models of lung and liver fibrosis (autotaxin has been strongly linked to fibrosis), including showing pharmacokinetic and pharmacodynamic correlation and biomarker activity in a phase 1 SAD/MAD study in healthy volunteers. This phase 1 study also demonstrated that cudetaxestat was well tolerated with no reports of drug-related serious adverse events. Cudetaxestat has also completed nonclinical in vivo and in vitro toxicology and safety pharmacology studies. In particular, one study evaluating the potential effects that cudetaxestat and GLPG-1690 (a competitive autotaxin inhibitor) may have on nintedanib plasma exposure levels in an in vivo repeat dose study in rats, showed that cudetaxestat had no significant change on the Cmax or AUC plasma exposure of nintedanib, in contrast to the 1.8-fold increase in the Cmax plasma exposure of nintedanib seen with co-administration with GLPG-1690.

•        Clear market opportunity in Idiopathic Pulmonary Fibrosis.    Cudetaxestat’s potential efficacy and safety profile are differentiated because current standard-of-care drugs are perceived to have low efficacy rates and are difficult to tolerate. Currently, Esbriet® (pirfenidone) and Ofev® (nintedanib) are the only pharmaceutical agents approved by the FDA to treat IPF. Although both drugs have been proven in clinical trials to slow the decline of forced vital capacity (“FVC”) by 40 – 60%, neither agent has been shown to reverse underlying disease and both are associated with numerous side effects. As a result, real-world studies report up to nearly 75% of IPF patients remain untreated with either drug and 30 – 40% of patients on either drug discontinue utilization due to factors including poor tolerability, often within only one year (Dempsey, 2021, Ann Am Thorac Soc). There remains a clear need for more effective therapies, with improved safety and tolerability, for the treatment of IPF.

•       Cudetaxestat has multiple opportunities for follow-on indications.    By targeting research on signaling pathways needed for myofibroblast cell activation and/or differentiation, Blade is advancing a pipeline of direct anti-fibrotic agents with the potential to halt or attenuate the fibrosis process in multiple areas of the body. Nearly all organs and tissues can develop fibrosis, but the most commonly affected organs include the liver, lungs, kidneys, skin, joints and eyes. As a result, BAC believes that cudetaxestat has the potential to act as a therapy for multiple diseases causing fibrosis in various areas of the body. These diseases include interstitial lung disease (“ILD”), nonalcoholic steatohepatitis (“NASH”), and potentially oncological indications. In addition, the biochemical characteristics of cudetaxestat suggest its potential as an adjuvant therapy for certain epithelial tumors.

•        Robust pipeline driven by dimeric calpain program.    Preclinical data have shown that calpains regulate the formulation of toxic proteins and autophagy, which are key components in neurodegenerative Poly-Q diseases. Blade’s lead development candidate in this area, BLD-2184, has been shown to enhance autophagy and provide neuroprotective effects in SCA3 mouse models. BAC believes this could provide more opportunities for successful products in the future.

•        Backing from experienced biotechnology companies and investors.    As a result of its having received investment support from sophisticated institutional investors, Blade has access to a wide and deep network of scientific and commercial advisors and product and service providers to assist it in the development of its clinical programs.

•        Fit within BAC’s acquisition criteria.    As stated in the prospectus for its Initial Public Offering, BAC has intended to leverage its life science experience and preferred access to sourcing to identify for its initial business combination a small-to-middle-market business with significant growth prospects, an experienced management team and a technology-driven business model that would benefit from becoming a public company. BAC believes that Blade substantially meets these criteria.

•        Experienced team going forward.    Blade has been able to attract several talented and experienced professionals to help lead the Combined Company following the Business Combination.

•        Fairness opinion of Vantage Point.    The BAC Board received the fairness opinion of Vantage Point described below.

In making its decision, the BAC Board also considered a variety of uncertainties, risks and other potentially negative factors, including, but not limited to, the following:

•        Benefits Not Achieved.    The Business Combination may not be completed in a timely manner or at all, and that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected or an acceptable time frame.

•        Regulatory Approval.    Blade’s products in development may fail clinical trials or not be approved by the U.S. Food and Drug Administration or other applicable authorities, in a timely manner or at all.

•        Competition and other Commercialization Risks.    Other companies in addition to Blade are developing IPF treatment therapies, including FibroGen, United Therapeutics, BMS, Galecto and Pliant. As a result of such competition generally in the pharmaceutical and medical industries, as well as other difficulties the Company could face in seeking to commercialize its products, there can be no assurance that even approved products will become commercially successful.

•       Liquidation of BAC.    The risks and costs to BAC if the Business Combination is not completed include the risk of having diverted management focus and resources away from other businesses combination opportunities, leaving BAC with few or no alternative candidates with which to complete an initial business combination by January 28, 2023. If BAC cannot complete an initial business combination by that date, BAC would be forced to liquidate and its warrants would expire worthless.

•        Exclusivity.    The fact that the Merger Agreement includes an exclusivity provision that prohibits BAC from soliciting other business combination proposals further restricts BAC’s ability to consider other potential business combinations in time to complete such a transaction before January 28, 2023.

•        Shareholder Vote.    BAC’s shareholders may fail to provide the votes necessary to approve the Business Combination.

•        Limitations of Review.    BAC’s management reviewed materials provided to it in connection with its due diligence review of Blade. However, Blade is a separate party to the Merger Agreement, and BAC has had to develop its knowledge of Blade from the position of an outside person and transaction counterparty. There can be no assurance that BAC’s knowledge of Blade has allowed it to accurately assess the prospects for success of the Business Combination and of the Combined Company following the Business Combination.

•        Key Person Risk.    The success of Blade’s business is highly dependent on the experience and expertise of its management team, especially its chief executive officer, Wendye Robbins, M.D., its chief financial officer, Jean-Frédéric Viret, Ph.D., and its clinical research team, including Prabha Ibrahim, Ph.D. (Chief Technology Officer), Felix Karim, Ph.D. (Executive Vice President of Business Development) and Bassem Elmankabadi (Senior Vice President of Clinical Development). The absence of one or more such key persons following the Closing could harm the Combined Company’s ability to execute its development strategy, achieve its strategic objectives and succeed in the long term.

•        Required Additional Capital.    The Combined Company will require additional capital to complete the development and potential commercialization of cudetaxestat and to continue the development of BLD-2184. No assurance can be given that such additional capital will be available when needed, on terms acceptable to the Combined Company or at all. If the Combined Company is unable to raise capital when needed and on acceptable terms, the Combined Company could be forced to delay, reduce or eliminate its planned development programs or any future commercialization efforts, and its business and prospects could suffer.

•        Other Risks.    There are various other risks associated with the Business Combination, the business of Blade and other matters, as described under the section entitled “Risk Factors.”

Engagement of Vantage Point

The BAC Board retained Vantage Point to render a fairness opinion to the BAC Board with respect to the Transaction. On October 8, 2021, Vantage Point orally rendered its opinion to the BAC Board (which was subsequently confirmed in writing by delivery of Vantage Point’s written opinion addressed to the BAC Board dated October 25, 2021) that, as of the date of such opinion, (i) the Transaction was fair, from a financial point of view, to BAC and (ii) Blade had a combined fair market value equal to at least 80 percent of the balance of funds in BAC’s trust account (excluding deferred underwriting commission and taxes payable).

In selecting Vantage, the BAC Board considered, among other things, the fact that Vantage Point (i) is an independent business valuation firm; (ii) is a leading provider of valuation services for transactions (fairness opinions); (iii) its principals have extensive fairness opinion experience and have previously held positions at leading global investment banks and financial advisory firms, and (iv) has transaction, operational and financial expertise. The BAC Board obtained and considered the fairness opinion for a number of reasons: (i) to determine whether experienced, independent valuation specialists would judge the negotiated purchase price to be fair, from a financial point of view, (ii) to help the Board insure that its own determination as to whether to accept and recommend the negotiated merger transaction was reasonable and in the best interests of BAC’s shareholders, (iii) to help the Board insure that its own determination as to whether to accept and recommend the negotiated merger transaction was the result of a reasonable and thorough examination of the relevant facts and (iv) to provide BAC’s shareholders with additional information to consider when deciding whether to vote in favor of the Business Combination or not, and whether to redeem their shares in BAC or not.

Opinion of Vantage Point

Vantage Point rendered an opinion dated October 25, 2021, to BAC’s Board that, as of such date, and subject to and based on the considerations referred to in its opinion, (i) the Transaction was fair, from a financial point of view, to BAC and (ii) Blade has a combined fair market value equal to at least 80 percent of the balance of funds in BAC’s trust account (excluding deferred underwriting commissions and taxes payable).

Vantage Point’s opinion was furnished to BAC’s Board of Directors (in its capacity as such) and, as stated in such opinion, not to any other person, including any particular shareholder, group or class of securities, creditor, or other constituencies of BAC, and was furnished solely to be utilized by the Board of Directors (such stated limitations of the opinion are referred to as Vantage Point’s “Disclaimer”). The issue of whether the Disclaimer would be enforced in favor of Vantage Point and against any securities holders or other persons would need to be resolved by a court of competent jurisdiction. However, resolution of the issue would have no effect on the rights and responsibilities of BAC’s Board and would have no effect on the rights and responsibilities of either Vantage Point or the BAC Board under federal securities laws.

The opinion did not address or express any other views or opinions including as to (i) any other terms, aspect or implication of the Transaction, (ii) BAC’s underlying business decision to effect the Transaction, (iii) the basic business decision to proceed with or effect the Transaction, (iv) the merits of the Transaction relative to any alternative transaction or business strategy available to BAC, (v) the amount or nature of the compensation to any officer, director or employee, or any class of such persons, relative to the compensation to be received by the holders of any class of securities, creditors or other constituencies of BAC or Blade in the Transaction, (vi) the fairness of the Transaction to any particular group or class of securities, creditors, or other constituencies of BAC, (vii) the solvency, creditworthiness or fair value of Blade or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters or (viii) the independent fair value of Blade or the fairness to BAC of an acquisition of either such entity independent from the Transaction taken as a whole.

Vantage Point’s opinion was rendered to be utilized by the BAC Board as only input to consider in its process of analyzing the transaction and was not intended to be, and does not constitute, advice or a recommendation to BAC’s Board of Directors, any individual member of the BAC Board of Directors, any security holder of BAC or any other person as to how to act or vote with respect to any matter relating to the Transaction. Please see the section of this proxy statement/prospectus entitled “Proposal No. 1: The Business Combination Proposal — Opinion of Vantage Point.”

The full text of Vantage Point’s written opinion is attached to this proxy statement/prospectus as Annex H and is incorporated into this proxy statement/prospectus by reference. The description of Vantage Point’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion, which describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Vantage Point in connection with the preparation of its opinion. While not rendered as a recommendation to BAC’s stockholders. BAC shareholders are encouraged to read the full text of Vantage Point’s opinion to the BAC Board. Vantage Point’s opinion was rendered on the basis of business, economic, market and other conditions as they existed and could be evaluated by Vantage Point as of the date thereof. Although subsequent developments may affect Vantage Point’s opinion, Vantage Point does not have any obligation to update, revise, or reaffirm its opinion.

In the course of Vantage Point’s analyses for rendering its opinion, Vantage Point made reviews, analyses, and inquiries as Vantage Point deemed necessary and appropriate under the circumstances, including, reviewing specific matters undertaking inquiries and analysis set forth specifically in its opinion, the full text of which is attached to this proxy statement/prospectus as Annex H.

In the course of its investigation, Vantage Point assumed and relied upon the accuracy and completeness of the financial statements, forecasts, projections and other information provided to Vantage Point by BAC and Blade. Vantage Point further relied upon the assurances of BAC management that they were unaware of any facts that would make the information provided to Vantage Point incomplete or misleading. Vantage Point has not assumed any responsibility for independent verification of such information or assurances.

In arriving at its opinion, Vantage Point did not performed any independent appraisal, or physical inspection, of the assets of Blade. Vantage Point’s analysis did not and does not constitute an examination, review of, or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (“AICPA”). Vantage Point did not and does not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, were presented to it in conformity with AICPA presentation guidelines.

Vantage Point’s opinion was further predicated on its assumption that the final executed Merger Agreement would not differ in any material respect from the draft of the Merger Agreement it examined, that the conditions to the Transaction as set forth in the Merger Agreement would be satisfied, and that the Transaction would be consummated on a timely basis in the manner contemplated by the Merger Agreement. Vantage Point further assumed that all other transaction documents listed in its opinion would be executed with no material changes from the most recent drafts supplied to, and reviewed by, Vantage Point.

Summary of Financial Analyses

Below is a summary of some of the analyses performed by Vantage Point and presented to the BAC. Specific analyses and methodologies utilized by Vantage Point, and descriptions thereof, were not and are not intended to represent an opinion by Vantage Point but to serve as discussion materials for the BAC Board to review. Vantage Point did not attribute any particular weight to any analysis or factor considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Estimates of value contained in the analyses are not performed by or indicative of actual value or predictive of future results/values, which may be significantly more or less favorable.

Valuation Approaches

Although there are numerous individual valuation formulas and techniques, they may all be categorized into three standard business valuation approaches: income, market, and cost. These three approaches are summarized in the following section.

Income Approach

Under the income approach, value is measured as the present worth of anticipated future net cash flows generated by an asset or a business. In a multi-period model, net cash flows attributable to a business are forecast for an appropriate period and then discounted to present value using an appropriate discount rate. In a single-period model, net cash flow or earnings for a normalized period are capitalized to reach a determination of present value.

Market Approach

The Market Approach is a technique used to estimate the value from an analysis of actual transactions or offerings for economically comparable assets available as of the measurement date. The process is essentially that of comparison and correlation between the subject asset and similar assets that have recently sold or are offered for sale in the market. The transaction or offering prices of the comparable assets are adjusted for dissimilarities in characteristics including location, age, time of sale, size, and utility, among others. The adjusted prices of the comparable assets provide an indication of value for the subject asset.

Asset Approach

The asset approach involves an analysis of a subject’s assets and liabilities.

Valuation Approaches/Methodologies Utilized

The method or methods selected for a valuation analysis ultimately depend on the valuation analyst’s judgment and experience with similar valuations and upon the quantity and quality of available financial, operational and industry data.

Vantage Point’s estimation of the fair market value of equity of Blade was based on the following analyses:

Market Approach

Guideline Public Company (“GPC”) Method:    Vantage Point conducted a database search for general biotech companies as well as companies similar to Blade that initially received venture capital funding and later had successful initial public offerings (“Initial Public Offerings”).

Guideline Transaction Method (“GTM”) (Return on Invested Capital):    Vantage Point conducted a database search for general biotech companies as well as companies similar to Blade that were acquired in merger and acquisition transactions.

Methods Not Selected

Vantage Point elected not to perform the following traditional valuation methods:

•        Discounted Cash Flow (“DCF”) Method:    Vantage Point did not use the DCF method. The uncertainty regarding adequately risk-adjusting prospective cash flows and the potential for high levels of variance in year over year operating results (i.e., high revenue growth or elevated investment in sales and marketing or research and development) makes the Income Approach less reliable. Also, no forecast was available that extends through the period necessary to employ this technique.

•        Cost Approach:    Vantage Point elected not to perform the Cost Approach because Vantage Point believed the value of Blade’s assets on a going-concern basis is directly related to the ability to generate a fair rate of return on invested capital. This factor is not adequately considered in the Cost Approach, which is typically reserved for very early-stage enterprises or bankruptcy valuations.

Market Approach: Guideline Public Company Method

Vantage Point considered two multiples derived from data related to Initial Public Offerings.

•        Initial Public Offering Step-Up Factor: Pre-Initial Public Offering Equity Value/Last Private Round Equity Value

•        Pre-Initial Public Offering Equity Value/Invested Capital

•        Vantage Point searched for private venture-backed biotech companies with exposure to fibrosis as well as biotechnology companies in general. The dataset includes only those companies that have had Initial Public Offering. Vantage Point included transactions back to 2016.

Initial Public Offering Pre-Money Step-Up Multiple Method

•        Initial Public Offering Pre-Money Step-Up Multiple Method:    In one of its valuation methods, Vantage Point estimated value based on the post-money valuation implied from the most recent rounds for Blade (time-adjusted where applicable) and the application of a step-up multiple range.

Pre-money Initial Public Offering Step-Up Multiple	Low	High
Private post-money valuation – Blade Therapeutics	$268,000,000	$268,000,000
multiply: Step up factor to pre-money public value (blended)	1.10x	1.50x
Total equity value (rounded)	$290,000,000	$400,000,000

Pre-Initial Public Offering Equity Value/Invested Capital

Pre-Initial Public Offering Equity Value/Invested Capital:    In one of its valuation methods, Vantage Point estimated value based on a method that multiplies total invested capital total by an invested capital multiple range.

GPC Method – Invested Capital	Low	High
Total Invested Capital	$135,000,000	$135,000,000
Raised – Blade	2.25x	3.00x
Total equity value	$300,000,000	$410,000,000

Guideline Public Companies — Initial Public Offering Sampling

Based on an Initial Public Offering sampling method where Vantage Point examined the range of comparable Initial Public Offering pre-money valuations, Vantage Point assumed a pre-money Initial Public Offering value range of $350 million to $500 million based on the market ranges observed in the various data sets.

Market Data

A summary of the fibrosis data is shown below:

Fibrosis:

	Pre-$ Initial Public Offering Equity Value	Capital Raised Prior to Initial Public Offering(1)	Return on IC Pre-$ Initial Public Offering Equity Value/Capital Raised	Last Private Post-$ Value	Initial Public Offering Step-up Factor Last Private Pre-$/Post-$ Equity Value	Current Market Cap
Minimum:	$48	$1	0.55x	$141	0.49x	$197
Lower (First) Quartile:	$269	$64	2.18x	$207	1.02x	$604
Median:	$387	$126	2.56x	$338	1.17x	$913
Average:	$502	$190	7.53x	$513	1.28x	$1,336
Upper (Third) Quartile:	$462	$210	8.69x	$525	1.38x	$1,520
Maximum:	$2,045	$728	36.68x	$2,041	2.70x	$5,390

List of Fibrosis Companies used in Guideline Public Company IPO Sampling Method:

1.     Angion (NAS: ANGN)

2.     4DMT (NAS: FDMT)

3.     Sigilon Therapeutics (NAS: SGTX)

4.     AlloVir (NAS: ALVR)

5.     Pliant Therapeutics (NAS: PLRX)

6.     Keros Therapeutics (NAS: KROS)

7.     Vir (Biotechnology) (NAS: VIR)

8.     Mirum Pharmaceuticals (NAS: MIRM)

9.     Morphic Therapeutic (NAS: MORF)

10.   NGM Biopharmaceuticals (NAS: NGM)

11.   Translate Bio (NAS: TBIO)

12.   Scholar Rock (NAS: SRRK)

13.   Solid Biosciences (NAS: SLDB)

14.   AzurRx BioPharma (NAS: AZRX)

15.   Kadmon Corporation (NAS: KDMN)

16.   Proteostasis Therapeutics

Summary statistics for the larger group of biotechnology companies are contained below. The data sets are broken down into Phase I / I/Ib / I/IIa / Ib / Ib/II and Phase II / IIa / IIb / II/III.

Phase I / I/Ib / I/IIa / Ib / Ib/II:

	Pre-$ Initial Public Offering Equity Value	Capital Raised Prior to Initial Public Offering(1)	Return on IC Pre-$ Initial Public Offering Equity Value/Capital Raised	Last Private Post-$ Value	Initial Public Offering Step-up Factor Last Private Pre-$/Post-$ Equity Value	Current Market Cap
Minimum:	26	5	0.85x	$8	0.28x	$25
Lower (First) Quartile:	131	49	1.98x	$153	1.07x	$111
Median:	251	95	2.62x	$210	1.17x	$183
Average:	304	111	3.50x	$285	1.53x	$869
Upper (Third) Quartile:	403	143	4.22x	$350	1.62x	$820
Maximum:	2,549	578	16.94x	$2,101	14.08x	$9,080

List of Biotechnology Companies used in its Guideline Public Company IPO Sampling Method

1.     Xilio Therapeutics (NAS: XLO)

2.     DiCE Molecules (NAS: DICE)

3.     Tyra Biosciences (NAS: TYRA)

4.     Adagio Therapeutics (NAS: ADGI)

5.     Caribou Biosciences (NAS: CRBU)

6.     Erasca

7.     Aerovate Therapeutics (NAS: AVTE)

8.     Biomea Fusion (NAS: BMEA)

9.     Aligos Therapeutics (NAS: ALGS)

10.   Checkmate Pharmaceuticals (NAS: CMPI)

11.   AlloVir (NAS: ALVR)

12.   Annexon Biosciences (NAS: ANNX)

13.   iTeos Therapeutics (NAS: ITOS)

14.   ALX Oncology (NAS: ALXO)

15.   Pandion Therapeutics

16.   Relay Therapeutics (NAS: RLAY)

17.   Poseida Therapeutics (NAS: PSTX)

18.   ADiTx Therapeutics (NAS: ADTX)

19.   Akouos (NAS: AKUS)

20.   Fusion Pharmaceuticals (NAS: FUSN)

21.   Forma Therapeutics (NAS: FMTX)

22.   Applied Molecular Transport (NAS: AMTI)

23.   BioXcel Therapeutics (NAS: BTAI)

24.   ORIC Pharmaceuticals (NAS: ORIC)

25.   Keros Therapeutics (NAS: KROS)

26.   Revolution Medicines (NAS: RVMD)

27.   Black Diamond Therapeutics (NAS: BDTX)

28.   89bio (NAS: ETNB)

29.   RAPT Therapeutics (NAS: RAPT)

30.   Cabaletta Bio (NAS: CABA)

31.   Vir (Biotechnology) (NAS: VIR)

32.   Frequency Therapeutics (NAS: FREQ)

33.   Fulcrum Therapeutics (NAS: FULC)

34.   Akero Therapeutics (NAS: AKRO)

35.   Bicycle Therapeutics (NAS: BCYC)

36.   IDEAYA Biosciences (NAS: IDYA)

37.   NextCure (NAS: NXTC)

38.   Turning Point Therapeutics (NAS: TPTX)

39.   Precision BioSciences (NAS: DTIL)

40.   TCR2 Therapeutics (NAS: TCRR)

41.   Harpoon Therapeutics (NAS: HARP)

42.   Alector (NAS: ALEC)

43.   Moderna Therapeutics (NAS: MRNA)

44.   PhaseBio (NAS: PHAS)

45.   Equillium (NAS: EQ)

46.   Allogene Therapeutics (NAS: ALLO)

47.   Kodiak Sciences (NAS: KOD)

48.   Sutro Biopharma (NAS: STRO)

49.   Replimune (NAS: REPL)

50.   Crinetics Pharmaceuticals (NAS: CRNX)

51.   Translate Bio (NAS: TBIO)

52.   Neon Therapeutics

53.   Autolus (NAS: AUTL)

54.   Kezar Life Sciences (NAS: KZR)

55.   MeiraGTx (NAS: MGTX)

56.   Scholar Rock (NAS: SRRK)

57.   Evelo Biosciences (NAS: EVLO)

58.   Unity Biotechnology (NAS: UBX)

59.   Surface Oncology (NAS: SURF)

60.   Cogent Biosciences (NAS: COGT)

61.   Arcus Biosciences (NYS: RCUS)

62.   Solid Biosciences (NAS: SLDB)

63.   Spero Therapeutics (NAS: SPRO)

64.   Deciphera (NAS: DCPH)

65.   NightstaRx

66.   Mersana Therapeutics (NAS: MRSN)

67.   G1 Therapeutics (NAS: GTHX)

68.   Zymeworks (NYS: ZYME)

69.   Jounce Therapeutics (NAS: JNCE)

70.   AnaptysBio (NAS: ANAB)

71.   Ra Pharmaceuticals

72.   AzurRx BioPharma (NAS: AZRX)

73.   Protagonist Therapeutics (NAS: PTGX)

74.   Syros Pharmaceuticals (NAS: SYRS)

75.   Selecta Biosciences (NAS: SELB)

76.   Merus (NAS: MRUS)

77.   Outlook Therapeutic (NAS: OTLK)

78.   Corvus Pharmaceuticals (NAS: CRVS)

79.   Syndax (NAS: SNDX)

80.   Novartis Gene Therapies

Phase II / IIa / IIb / II/III:

	Pre-$ Initial Public Offering Equity Value	Capital Raised Prior to Initial Public Offering(1)	Return on IC Pre-$ Initial Public Offering Equity Value/Capital Raised	Last Private Post-$ Value	Initial Public Offering Step-up Factor Last Private Pre-$/Post-$ Equity Value	Current Market Cap
Minimum:	$26	$5	0.95x	$8	0.78x	$68
Lower (First) Quartile:	$166	$35	1.66x	$156	1.13x	$99
Median:	$231	$113	2.43x	$198	1.19x	$183
Average:	$384	$123	3.93x	$388	1.41x	$747
Upper (Third) Quartile:	$391	$160	4.60x	$350	1.52x	$597
Maximum:	$2,549	$578	16.94x	$2,101	4.42x	$6,876

List of Biotechnology Companies used in its Guideline Public Company IPO Sampling Method

1.     Ventyx Biosciences (NAS: VTYX)

2.     Context Therapeutics (NAS: CNTX)

3.     Cognition Therapeutics (NAS: CGTX)

4.     Theseus (NAS: THRX)

5.     Imago BioSciences (NAS: IMGO)

6.     Elevation Oncology (NAS: ELEV)

7.     Graybug Vision (NAS: GRAY)

8.     Athira Pharma (NAS: ATHA)

9.     Checkmate Pharmaceuticals (NAS: CMPI)

10.   Lantern Pharma (NAS: LTRN)

11.   Legend Biotech (NAS: LEGN)

12.   Pliant Therapeutics (NAS: PLRX)

13.   ADC Therapeutics (NYS: ADCT)

14.   Ayala Pharmaceuticals (NAS: AYLA)

15.   Lyra Therapeutics (NAS: LYRA)

16.   Imara (NAS: IMRA)

17.   Annovis Bio (ASE: ANVS)

18.   Karuna Therapeutics (NAS: KRTX)

19.   Applied Therapeutics (NAS: APLT)

20.   Cortexyme (NAS: CRTX)

21.   Hookipa Pharma (NAS: HOOK)

22.   NGM Biopharmaceuticals (NAS: NGM)

23.   Kaleido BioSciences (NAS: KLDO)

24.   Hoth Therapeutics (NAS: HOTH)

25.   Gossamer Bio (NAS: GOSS)

26.   Entasis Therapeutics (NAS: ETTX)

27.   Y-mAbs Therapeutics (NAS: YMAB)

28.   Principia Biopharma

29.   Aridis Pharmaceuticals (NAS: ARDS)

30.   Vaccinex (NAS: VCNX)

31.   Allakos (NAS: ALLK)

32.   Constellation Pharmaceuticals

33.   Entera Bio (NAS: ENTX)

34.   Forty Seven

35.   Aptinyx (NAS: APTX)

36.   Avrobio (NAS: AVRO)

37.   Magenta Therapeutics (NAS: MGTA)

38.   Eidos Therapeutics

39.   Kiniksa Pharmaceuticals (NAS: KNSA)

40.   Genprex (NAS: GNPX)

41.   Sol-Gel Technologies (NAS: SLGL)

42.   resTORbio

43.   Eyenovia (NAS: EYEN)

44.   VYNE Therapeutics (NAS: VYNE)

45.   Odonate Therapeutics (NAS: ODT)

46.   Arsanis

47.   Apellis (NAS: APLS)

48.   InflaRx (NAS: IFRX)

49.   Allena Pharmaceuticals (NAS: ALNA)

50.   Rhythm Pharmaceuticals (NAS: RYTM)

51.   Clementia Pharmaceuticals

52.   Sienna Biopharmaceuticals (PINX: SNNAQ)

53.   Aileron Therapeutics (NAS: ALRN)

54.   Avenue Therapeutics (NAS: ATXI)

55.   Ovid Therapeutics (NAS: OVID)

56.   Biohaven Pharmaceutical (NYS: BHVN)

57.   Urogen Pharma (NAS: URGN)

58.   Tocagen

59.   ObsEva (NAS: OBSV)

60.   Myovant Sciences (NYS: MYOV)

61.   Gemphire Therapeutics

62.   Kadmon Corporation (NAS: KDMN)

63.   Spring Bank Pharmaceuticals

Guideline Public Transaction Method (Return on Invested Capital)

Vantage Point searched for private venture-backed biotech companies with exposure to fibrosis as well as biotechnology companies in general. The dataset includes private companies that were acquired in merger and acquisition transactions. Vantage Point included transactions back to 2016.

•        Pre-Initial Public Offering Equity Value/Invested Capital:    Vantage Point estimated value for the purposes of delivering its opinion also using a method that determines value by multiplying total invested capital by an invested capital multiple range.

Transaction Method – Invested Capital	Low	High
Total Invested Capital Raised Blade Therapeutics	$135,000,000	$135,000,000
multiply: Pre-money equity value/invested capital (blended)	2.50x	3.50x
Total equity value	$340,000,000	$470,000,000

Fairness Analysis Summary

As part of determining whether the Transaction is fair to BAC, Vantage Point considered its valuation indications noted above as part of its determination that the Transaction was fair to BAC from a financial point of view.

Total Equity Value Range per different methods (in millions)

IPO Sampling
Transaction Method - Invested Capital
GPC Method - Invested Capital
Pre-money IPO Step-Up Multiple
$280
$315
$350
$385
$420
$455
$490

In addition, Vantage Point considered whether the fair market value of Blade was equal to at least 80 percent of the balance of funds in BAC’s trust account (excluding deferred underwriting commissions and taxes payable), as of the date of Vantage Point’s opinion. The balance of the trust account as of the date of Vantage Point’s opinion was approximately $230 million, and 80% of this amount is approximately $184 million. The low end of the aggregate fair market value range, as reviewed by Vantage Point pursuant to its analysis, including as summarized above, exceeded this amount.

In addition to considering the factors described above, the BAC Board also considered that some officers and directors of BAC may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of BAC’s shareholders (see “The Business Combination Proposal — Interests of BAC’s Directors and Officers and Others in the Business Combination”). Our independent directors reviewed and considered these interests during the negotiation of the Business Combination and in the course of evaluating and unanimously approving the Merger Agreement and the transactions contemplated thereby.

After considering all the information available to it and all the advice and other inputs presented to it, including in respect to the various positive and negative factors highlighted above, the BAC Board concluded that BAC’s entry into the Merger Agreement and consummation of the transactions contemplated therein, including the Business Combination were advisable, fair to and in the best interests of BAC and its shareholders.

Satisfaction of 80% Test

Pursuant to Nasdaq listing rules, the target business or businesses that BAC acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the execution of a definitive agreement for BAC’s initial business combination (such requirement, the “80% test”). As of the date of the execution of the Merger Agreement, the balance of funds in the trust account was approximately $230 million, 80% of which represents approximately $184 million. Based on the pre-money valuation of $280 million for Blade, the BAC Board determined that this requirement was met. The BAC Board determined that the consideration being paid in the Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of BAC and its shareholders and appropriately reflected Blade’s value. In reaching this determination, the BAC Board concluded that it was appropriate to base such valuation in part on qualitative factors such as management strength and depth, competitive positioning, customer relationships, and technical skills, as well as quantitative factors such as its potential for future growth in revenue and profits. The BAC Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of Blade met this requirement.

Interests of BAC’s Directors and Executive Officers in the Business Combination

When you consider the recommendation of BAC Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and BAC’s directors and executive officers have interests in such proposal that are different from, or in addition to, those of BAC shareholders and warrant holders generally. The BAC Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and transaction agreements and in determining whether to approve the Business Combination. These interests include:

•        the fact that the Sponsor paid an aggregate of $25,000 (approximately $0.004 per share) for the Founder Shares (5,750,000 ordinary shares), which will have a significantly higher value at the time of the Business Combination, if it is consummated, and, based on the closing trading price of ordinary shares on April 8, 2022, which was $9.85, would have an aggregate value of $56,637,500. If BAC does not consummate the Business Combination or another initial business combination by January 28, 2023, and BAC is therefore required to be liquidated, these shares would be worthless, because Founder Shares are not entitled to participate in any redemption or liquidation of the trust account. Moreover, based on the difference of $9.996 between the purchase price that the Sponsor paid for the Founder Shares, compared to the purchase price of $10.00 per unit sold in the Initial Public Offering, the Sponsor may earn a positive rate of return even if the share price of Blade Biotherapeutics after the Closing falls below the price initially paid for the units in the Initial Public Offering and the public shareholders experience a negative rate of return following the Closing of the Business Combination;

•        the fact that the private placement warrants purchased by the Sponsor will be worthless if BAC does not consummate a business combination. Based on the closing trading price of public warrants on April 8, 2022, the aggregate value of the 6,000,000 private placement warrants purchased by the Sponsor would be $1,560,000;

•        the fact that if the trust account is liquidated, including in the event BAC is unable to complete an initial business combination by January 28, 2023, the Sponsor has agreed to indemnify BAC to the extent necessary to preserve the Funds in the trust account, provided that such obligation shall only apply to the extent claims for services rendered or contracted for or products sold to BAC reduce the amount of funds in the trust account to below $10.00 per public share, excluding any such claims by a person who executed a waiver of any and all rights to seek access to the trust account and excluding any such claims under BAC’s indemnity of the underwriters of its Initial Public Offering against certain liabilities, including liabilities under the Securities Act;

•        the fact that the Sponsor waived its rights to receive distributions from the trust account with respect to the Founder Shares upon BAC’s liquidation if BAC is unable to consummate its initial business combination;

•        the fact that, in exchange for serving on BAC’s board of directors, and for no additional consideration, each of BAC’s independent directors (Mr. Bernard, Mr. Kim and Mr. Montanari) received a noncontrolling membership interest in the Sponsor pursuant to which such director will receive 25,000 of the Sponsor’s Founder Shares upon the consummation of the Business Combination or another initial business combination. Based on the closing trading price of ordinary shares on April 8, 2022, which was $9.85, the value of such Founder Shares would be $246,250;

•       the fact that, in exchange for serving in his capacity at BAC, and for no additional consideration, Mr. Thomas Fratacci (Chief Financial Officer) received a noncontrolling membership interest in the Sponsor pursuant to which he will receive 10,000 of the Sponsor’s

Founder Shares upon the consummation of the Business Combination or another initial business combination. Based on the closing trading price of ordinary shares on April 8, 2022, which was $9.85, the value of such Founder Shares would be $98,500;

•        the fact that Mr. Albert Hummel (Chief Investment Officer and Director) made a personal investment in the Sponsor in the amount of $668,202 and received in return noncontrolling membership interests in the Sponsor pursuant to which he will receive 606,111 of the Sponsor’s Founder Shares and 668,202 of the Sponsor’s private placement warrants upon the consummation of the Business Combination or another initial business combination. Based on the closing trading prices of ordinary shares and warrants, respectively, on April 8, 2022, which were $9.85 and $0.26, respectively, he value of such Founder Shares would be $5,970,193.35 and the value of such private placement warrants would be $173,732.52;

•        the fact that, in the case of each of the directors and executive officers referred to above, if BAC does not consummate the Business Combination or another initial business combination by January 28, 2023, and BAC is therefore required to be liquidated, the Founder Shares and Private Placement Warrants referred to would be worthless. Moreover, based on the difference in the purchase price of such Founder Shares, compared to the purchase price of $10.00 per unit sold in the Initial Public Offering, each such director and officer may earn a positive rate of return even if the share price of Blade Biotherapeutics after the Closing falls below the price initially paid for the units in the Initial Public Offering and the public shareholders experience a negative rate of return following the Closing of the Business Combination;

•        the fact that Dr. Michael Shleifer, BAC’s Chairman and Chief Executive Officer, is anticipated to serve as a director of Blade Biotherapeutics if the Business Combination is consummated, for which service he would expect to be compensated, although the amount of compensation for Blade Biotherapeutics directors has not yet been determined, Dr. Shleifer’s compensation shall be determined by the Blade Biotherapeutics’ board of directors, based on compensation data provided by an independent compensation advisor (presenting data reported by peer companies in the biotech industry with similar market capitalization to Blade Biotherapeutics). The annual base cash compensation is expected to be in the $35,000 to $40,000 range; and

•        the fact that, if BAC’s officers or directors or affiliates of BAC incur out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination, they would be reimbursed by BAC for such expenses only if the Business Combination or another initial business combination is consummated. As of April 30, 2022, no directors, officers or affiliates of BAC have incurred any expenses for which they expect to be reimbursed at the Closing and no such expenses are expected to be incurred in the future.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how our public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor and each director of BAC have agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Insider Letter. As of the date of this proxy statement/prospectus, the Sponsor (including BAC’s independent directors) owns 20% of the issued and outstanding ordinary shares.

At any time at or prior to the Business Combination, during a period when they are not then aware of any material nonpublic information regarding us or BAC’s securities, the Sponsor, Blade or their directors, officers, advisors or respective affiliates may purchase public shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares or vote their public shares in favor of the Proposals. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of BAC’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Blade or their directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholder would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that holders of a majority of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Business Combination Proposal, the Director Election Proposal, the Incentive Award Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (2) satisfaction of the requirement that holders of at least two-thirds of the ordinary shares, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Domestication Proposal and the Organizational Documents Proposals, (3) satisfaction of the Minimum Cash Condition, (4) otherwise limiting the number of public shares electing to redeem and (5) BAC’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on the ordinary shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. BAC will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of one or more of BAC’s directors or officers may result in a conflict of interest on the part of such persons between what he, she or they may believe is in the best interests of BAC and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals.

Expected Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP as Blade has been determined to be the accounting acquirer, primarily due to the fact that Blade Stockholders will control the Combined Company. Under this method of accounting, although BAC is the legal acquirer, it will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Blade issuing stock for the net assets of BAC, accompanied by a recapitalization. The net assets of BAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of Blade Biotherapeutics in future reports of the Combined Company.

Vote Required for Approval

The approval of the Business Combination Proposal will require an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the Meeting, vote at the Meeting.

Resolutions

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that BAC’s entry into the Merger Agreement, the consummation of the transactions contemplated by the Merger Agreement, including the issuance of the consideration thereunder, and the performance by BAC of its obligations thereunder thereby be ratified, approved, adopted and confirmed in all respects.”

Recommendation of BAC’s Board of Directors

THE BAC BOARD RECOMMENDS THAT THE BAC
SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS
COMBINATION PROPOSAL.

DOMESTICATION PROPOSAL

Summary of the Proposal

General

BAC is proposing to change its corporate structure and domicile from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. This change will be implemented as a legal continuation of BAC under the applicable laws of the Cayman Islands and the State of Delaware as described under “Manner of Effecting the Domestication and the Legal Effect of the Domestication.”

The Domestication will be effected by the filing of a Certificate of Corporate Domestication and the Interim Charter with the Delaware Secretary of State and the filing of an application to de-register BAC with the Registrar of Companies of the Cayman Islands. In connection with the Domestication, all outstanding Ordinary Shares will convert into outstanding shares of common stock of BAC, as the continuing Delaware corporation. The Interim Charter, which amends and removes the provisions of the Current Charter that terminate or otherwise become inapplicable because of the Domestication and otherwise provides BAC’s shareholders with the same or substantially the same rights as they have under the Current Charter, will be filed with the Secretary of State of the State of Delaware. Simultaneously with adoption of the Interim Charter, the BAC Board intends to also adopt the Proposed Bylaws. The Domestication will become effective prior to the Closing of the Business Combination. The Interim Charter, which will become effective upon the Domestication and remain effective until the Closing of the Business Combination and adoption of the Proposed Certificate of Incorporation, and the Proposed Bylaws, which will also become effective upon the Domestication and remain in effect through and after the Closing, are attached to this proxy statement/prospectus as Annex A and Annex D, respectively. All shareholders are encouraged to read each of the proposed Interim Charter and the Proposed Bylaws in their entirety for a more complete description of their terms.

Comparison of Shareholder/Stockholder Rights under the Applicable Organizational Documents Before and After the Domestication

Current Charter	Interim Charter
Corporate Purpose
The objects for which BAC is established are unrestricted and BAC shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.	The purpose of BAC is to engage in any lawful act or activity for which corporations may be organized under DGCL as it now exists or may hereafter be amended and supplemented.
Capital Stock

BAC’s authorized share capital consists of (i) 500,000,000 Class A ordinary shares, par value of $0.0001 per share, (ii) 50,000,000 Class B ordinary shares, par value of $0.0001 per share, and (iii) 5,000,000 preference shares, par value of $0.0001 per share.

Subject to the provisions, if any, in the Current Charter (and to any direction that may be given by BAC in general meeting) and, applicable law, and without prejudice to any rights attached to any existing shares, the directors may allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without

The total number of shares of all classes of capital stock which BAC shall have authority to issue is (a) 550,000,000 shares of common stock, par value $0.0001 per share, including (i) 500,000,000 shares of Class A Common Stock, and (ii) 50,000,000 shares of Class B Common Stock, and (b) 5,000,000 shares of preferred stock, par value $0.0001 per share.

Current Charter	Interim Charter

preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Companies Act (As Revised) of the Cayman Islands and the Current Charter) vary such rights, except that the directors shall not allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) to the extent that it may affect the ability of BAC to carry out a Class B ordinary share conversion as set out in the Current Charter.

Common Stock.

Except as otherwise provided in the Interim Charter or expressly required by law, each holder of common stock shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one vote for each share of common stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter.

Except as otherwise required by law, holders of common stock, as such, shall not be entitled to vote on any amendment to the Interim Charter that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Interim Charter (including any certificate of designation) or pursuant to the DGCL.

Except as otherwise required by law or the Interim Charter, or in any certificate of designation, at any annual or special meeting of the stockholders of BAC, holders of the Class A Common Stock and holders of the Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or the Interim Charter, or in a certificate of designation, the holders of the Common Stock shall not be entitled to vote on any amendment to the Interim Charter or any amendment to any certificate of designation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Interim Charter or any certificate of designation.

Except as otherwise required by law or the Interim Charter, for so long as any shares of Class B Common Stock shall remain outstanding, BAC shall not, without the prior vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of the Interim Charter, whether by merger, consolidation or otherwise, if such amendment,

Current Charter	Interim Charter

alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B Common Stock. Any action required or permitted to be taken at any meeting of the holders of Class B Common Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding Class B Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Class B Common Stock were present and voted and shall be delivered to BAC by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of BAC having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to BAC’s registered office shall be by hand or by certified or registered mail, return receipt requested.

BAC may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or other securities in BAC on such terms as the directors may from time to time determine.

Subject to the rights of any holders of any outstanding series of preferred stock, the number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of BAC entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Preferred Stock. Shares of preferred stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by BAC’s board of directors as provided in the Interim Charter.

Authority is granted to BAC’s board of directors to issue the preferred stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations,

Current Charter	Interim Charter

preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL.

The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of BAC entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL

Board Vacancies; Removal

Except as the Companies Act (As Revised) of the Cayman Islands or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the BAC Board, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Current Charter), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified.

Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, BAC’s board of directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of BAC entitled to vote at an election of directors.

A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

Subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, except as otherwise provided by law, any vacancies on BAC’s board of directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of preferred stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

Current Charter	Interim Charter
Shareholder/Stockholder Voting
The directors, the chief executive officer or the chairman of the BAC Board may call general meetings and shareholders shall not have the ability to call general meetings.

Any action required or permitted to be taken by the stockholders of BAC must be effected at an annual or special meeting of the stockholders of BAC, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to BAC in accordance with the applicable provisions of the DGCL.

Subject to the special rights of the holders of one or more series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of BAC may be called for any purpose or purposes, at any time only by or at the direction of BAC’s board of directors, the Chairperson of BAC’s board of directors, the chief executive officer or president, in each case, in accordance with the Proposed Bylaws, and shall not be called by any other person or persons.

Amendments to the Governing Documents

Subject to the provisions of the Companies Act (As Revised) of the Cayman Islands, BAC may amend the Current Charter by a special resolution, which shall be passed by the holders of at least two-thirds of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given and includes a unanimous written resolution.

Notwithstanding anything contained in the Interim Charter to the contrary, in addition to any vote required by applicable law, the following provisions in the Interim Charter may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of a majority of the total voting power of all the then outstanding shares of stock of BAC entitled to vote thereon, voting together as a single class: Article V(B), Article VI, Article VII, Article VIII, Article IX, Article X, Article XI, Article XII and Article XIII.

Current Charter	Interim Charter

In furtherance and not in limitation of the powers conferred by statute, BAC’s board of directors is expressly authorized to adopt, amend or repeal the Proposed Bylaws, subject to the power of the stockholders of BAC entitled to vote with respect thereto to adopt, amend or repeal the Proposed Bylaws. The stockholders of BAC shall also have the power to adopt, amend or repeal the Interim Charter; provided, that in addition to any vote of the holders of any class or series of stock of BAC required by applicable law or by the Interim Charter (including any Certificate of Designation in respect of one or more series of preferred stock) or the Proposed Bylaws, the adoption, amendment or repeal of the Proposed Bylaws by the stockholders of BAC shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of BAC entitled to vote generally in an election of directors.

Authority of the Directors

Subject to the provision of the Companies Act (As Revised) of the Cayman Islands, the Current Charter and to any directions given by special resolution, the business of BAC shall be managed by the directors who may exercise all the powers of BAC.

Except as otherwise expressly provided by the DGCL or the Interim Charter, the business and affairs of BAC shall be managed by or under the direction of BAC’s board of directors.
Indemnification of Directors, Officers, Employees and Others

Every director and officer together with every former director and officer shall be indemnified out of the assets of BAC against, liability, action, proceedings, claim, demand, costs, damages or expenses whatsoever they incur as a result of any act or failure to act in carrying out their functions other than such liability that they may incur by reason of their own actual fraud, willful neglect or willful default.

The Interim Charter provides that BAC shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law; provided, however, that except for proceedings to enforce rights to indemnification, BAC shall not be obligated to indemnify any director or officer (or his or her heirs, executors, or personal or legal representatives) in connection with a proceeding initiated by such person unless such proceeding was authorized or consented by BAC’s board of directors.

Current Charter	Interim Charter
Exclusive Forum
No Similar Provision.

Unless BAC consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of BAC, (ii) any action, suit or proceeding asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of BAC to BAC or BAC’s stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against BAC or any current or former director, officer, employee, agent or stockholder of BAC arising pursuant to any provision of the DGCL or the Interim Charter or Proposed Bylaws (as either may be amended from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action, suit or proceeding asserting a claim related to or involving BAC that is governed by the internal affairs doctrine.

Unless BAC consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Notwithstanding the foregoing, the foregoing provisions included in Article XI of the Interim Charter shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Current Charter	Interim Charter
Business Opportunities

To the fullest extent permitted by applicable law, BAC’s directors and officers shall have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as BAC. BAC renounces any interest or expectancy of BAC in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for BAC’s directors and officers, on the one hand, and BAC, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by applicable law, BAC’s directors and officers shall have no duty to communicate or offer any such corporate opportunity to BAC and shall not be liable to BAC or its shareholders for breach of any fiduciary duty solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to BAC.

To the fullest extent permitted by law neither (i) any non-employee director of BAC (including any non-employee director who serves as an officer of BAC) or (ii) Biotech Sponsor LLC and its affiliates (other than BAC) shall have any fiduciary duty to refrain from directly or indirectly (a) engaging in and possessing interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business in which BAC or any of its subsidiaries engages or proposes to engage or (b) competing with BAC or any of its subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other person (other than Blade Biotherapeutics or any of its subsidiaries). In the event that any such person acquire knowledge of a potential transaction or matter that may be a corporate or other business opportunity for itself, herself or himself, or any of its or his or her affiliates, and BAC or any of its affiliates, such person shall, to the fullest extent permitted by law, have no duty (fiduciary, contractual or otherwise) to communicate or present such transaction or matter to BAC or any of its subsidiaries, as the case may be and, to the fullest extent permitted by law, shall not be liable to BAC or its stockholders or to any subsidiary of BAC for breach of any duty (fiduciary, contractual or otherwise) as a stockholder or director of BAC by reason of the fact that such person, directly or indirectly, pursues or acquires such opportunity for itself, herself or himself, directs such opportunity to another person or does not present such opportunity BAC or any of its subsidiaries (or its affiliates).

Notwithstanding the foregoing, BAC does not renounce its interest in any corporate opportunity offered to any non-employee director (including any non-employee director who serves as an officer of BAC) if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of BAC.

In addition to and notwithstanding the foregoing provisions, a corporate opportunity shall not be deemed to be a potential corporate opportunity for BAC if it is a business opportunity that (i) BAC is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of BAC’s business or is of no practical advantage to BAC or (iii) is one in which BAC has no interest or reasonable expectancy.

Comparison of Shareholder/Stockholder Rights under Applicable Corporate Law Before and After the Domestication

When the Domestication is completed, the rights of BAC’s shareholders will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands, including the Cayman Islands Companies Law. Certain differences exist between the DGCL and the Cayman Islands Companies Law that will alter certain of the rights of shareholders and affect the powers of the BAC Board and management following the Domestication.

Shareholders should consider the following summary comparison of the Cayman Islands Companies Law, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Islands Companies Act.

The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this proxy statement/prospectus, BAC may continue to refer to the stockholders of BAC as “shareholders.”

Provision	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware	The Cayman Islands Companies Act (As Revised)
General Vote Required for Combinations with Interested Stockholders/Shareholders

Generally a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the applicable statutory provision.

No Similar Provision.
Appraisal Rights

Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.

Shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

Provision	Delaware	Cayman Islands
Requirements for Stockholder/Shareholder Approval

Stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, or dissolution require a majority of the outstanding shares entitled to vote thereon; most other stockholder approvals require a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter, provided a quorum is present.

Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the organizational documents, but cannot be less than one-third of the shares entitled to vote at the meeting.

Subject to the articles of association, matters which require shareholder approval, whether under Cayman Islands statute or the company’s articles of association, are determined (subject to quorum requirements) by simple majority of the shares present and voting at a general meeting. Where the proposed action requires approval by “Special Resolution” (such as the amendment of the company’s constitutional documents) the approval of not less than two-thirds of the shares present and voting at a general meeting is required.

The holders of a majority of the issued and outstanding ordinary shares of the company being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence at the virtual Meeting) shall constitute a quorum.

Requirement for Quorum Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.

Shareholder action by written resolutions (whether unanimous or otherwise) may be permitted by the articles of association. The articles of association may provide that shareholders may not act by written resolutions.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements.

In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances.

Provision	Delaware	Cayman Islands
Removal of Directors

Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.

A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Number of Directors

The number of directors is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.

Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.
Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

A director owes a fiduciary duty to exercise loyalty, honesty and good faith to the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

Provision	Delaware	Cayman Islands
Indemnification of Directors and Officers

A corporation shall have the power to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.

A Cayman Islands exempted company generally may indemnify its directors or officers, except with regard to fraud or willful default.
Limited Liability of Directors

Permits the limiting or eliminating of the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.

Liability of directors may be limited, except with regard to their own fraud or willful default.

Reasons for the Domestication

The BAC Board believes that it is in the best interests of BAC to effect the Domestication immediately prior to the completion of the Business Combination. The primary reason for the Domestication is certain taxes would be imposed on Blade Biotherapeutics if Blade Biotherapeutics were to conduct an operating business in the United States as a foreign corporation following the Business Combination.

In addition, because Blade Biotherapeutics will operate within the United States following the Business Combination, it was the view of the BAC Board that Blade Biotherapeutics should also be structured as a corporation organized in the United States. The BAC Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Blade Biotherapeutics’ officers and directors following the Closing. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures BAC is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to Blade Biotherapeutics’ corporate legal affairs.

Regulatory Approvals; Third Party Consents

BAC is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. BAC must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with Nasdaq of a press release disclosing the Domestication, among other things.

The Domestication will not breach any covenants or agreements binding upon BAC and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Certificate of Incorporation and Bylaws

Commencing with the effective time of the Domestication, the Interim Charter and the Proposed Bylaws will govern the rights of BAC’s stockholders. A chart comparing your rights as a holder of ordinary shares of BAC as a Cayman Islands exempted company with your rights as a holder of BAC common stock can be found above in “Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication.”

Tax Consequences to Holders of Ordinary Shares Who Receive Common Stock as a Result of the Domestication

If the Proposals described in this proxy statement/prospectus are approved, then holders of ordinary shares will receive BAC’s common stock as a result of the Domestication. For a description of the material U.S. federal income tax consequences of the Domestication, see the section entitled “Material U.S. Federal Income Tax Consequences of the Domestication to BAC Shareholders” included in the Business Combination Proposal.

Manner of Effecting the Domestication and the Legal Effect of the Domestication

Delaware Law

Pursuant to Section 388 of the DGCL, a non-United States entity may become domesticated as a Delaware corporation by filing with the Delaware Secretary of State a Certificate of Corporate Domestication and a Certificate of Incorporation, certifying to the matters set forth in Section 388 of the DGCL. The domestication must be approved in the manner provided for by the instrument or other writing governing the internal affairs of the non-United States entity and the conduct of its business or by applicable non-Delaware law, as appropriate, and the Certificate of Incorporation must be approved by the same authorization required to approve the domestication.

When a non-United States entity has become domesticated as a Delaware corporation, for all purposes of Delaware law, the corporation will be deemed to be the same entity as the domesticating non-United States entity and the domestication will constitute a continuation of the existence of the domesticating non-United States entity in the form of a Delaware corporation. When any domestication will have become effective, for all purposes of Delaware law, all of the rights, privileges and powers of the non-United States entity that has been domesticated and all property, real, personal and mixed, and all debts due to such non-United States entity, as well as all other things and causes of action belonging to such non-United States entity, will remain vested in the corporation to which such non-United States entity has been domesticated (and also in the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and will be the property of such corporation (and also of the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication), and the title to any real property vested by deed or otherwise in such non-United States entity shall not revert or be in any way impaired by reason of the domestication; but all rights of creditors and all liens upon any property of such non-United States entity will be preserved unimpaired, and all debts, liabilities and duties of the non-United States entity that has been domesticated will remain attached to the corporation to which such non-United States entity has been domesticated (and also to the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as such corporation. The rights, privileges, powers and interests in property of the non-United States entity, as well as the debts, liabilities and duties of the non-United States entity, will not be deemed, as a consequence of the domestication, to have been transferred to the corporation to which such non-United States entity has domesticated for any purpose of the laws of the State of Delaware.

Cayman Islands Companies Act

If the Domestication Proposal is approved, BAC will also apply to de-register as a Cayman Islands exempted company pursuant to Section 206 of the Cayman Islands Companies Act. Upon the deregistration, BAC will no longer be subject to the provisions of the Cayman Islands Companies Act. Except as provided in the Cayman Islands Companies Act, the deregistration will not affect the rights, powers, authorities, functions and liabilities or obligations of BAC or any other person.

Accounting Treatment of the Domestication

The Domestication is being proposed solely for the purpose of changing the legal domicile of BAC. There will be no accounting effect or change in the carrying amount of the assets and liabilities of BAC as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of BAC immediately following the Domestication will be the same as those immediately prior to the Domestication.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that Biotech Acquisition Company be de-registered in the Cayman Islands pursuant to Article 47 of the Amended and Restated Memorandum and Articles of Association of Biotech Acquisition Company and be registered by way of continuation as a corporation in the State of Delaware and conditional upon, and with effect from, the registration of Biotech Acquisition Company in the State of Delaware as a corporation, governed by the Interim Charter and Proposed Bylaws attached as Annex A and Annex D, respectively, to this proxy statement/prospectus in respect of the meeting, at which time the Amended and Restated Memorandum and Articles of Association will be replaced by that Interim Charter and Proposed Bylaws of the continued company as referenced in this proxy statement/prospectus in respect of the Meeting.”

Required Vote for Approval

The approval of the Domestication Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present or by proxy and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.

The Domestication Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Domestication Proposal will have no effect, even if approved by BAC’s shareholders.

Recommendation of the BAC Board with Respect to the Domestication Proposal

THE BAC BOARD UNANIMOUSLY RECOMMENDS THAT BAC SHAREHOLDERS
VOTE “FOR” THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of BAC’s directors may result in a conflict of interest on the part of such director(s) between what he or she may believe is in the best interests of BAC and its shareholders and what he or she may believe is best for himself or herself in determining to recommend that shareholders vote for the proposals. In addition, BAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of BAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

THE CERTIFICATE OF INCORPORATION PROPOSAL

Overview

In connection with the Business Combination, BAC is asking BAC’s shareholders to consider and vote upon and to approve a Proposal to replace the Interim Charter with the Proposed Certificate of Incorporation substantially in the form attached to this proxy statement/prospectus as Annex C, to be effective upon the consummation of the Business Combination. The Certificate of Incorporation Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business Combination Proposal or the Domestication Proposal is not approved, then the Certificate of Incorporation Proposal will have no effect, even if approved by BAC’s shareholders. The Certificate of Incorporation Proposal is not conditioned on the separate approval of the Organizational Documents Proposals.

Proposed Certificate of Incorporation of the Company

The following table sets forth a summary of the principal changes proposed to be made between the Interim Charter and the Proposed Certificate of Incorporation. This summary is qualified by reference to the complete text of the Proposed Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex C, and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read each of the proposed the Proposed Certificate of Incorporation, and the Proposed Bylaws in their entirety for a more complete description of their terms.

Interim Charter	Proposed Certificate of Incorporation
Directors — Classified Board
The Interim Charter provides BAC’s board of directors will consist of one class of directors only.

The directors of Blade Biotherapeutics shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the whole Board of Directors. The initial Class I directors shall serve for a term expiring at the first annual meeting of stockholders following the filing and effectiveness of the Proposed Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”); the initial Class II directors shall serve for a term expiring at the second annual meeting of stockholders following the Effective Time; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the Effective Time. At each annual meeting of stockholders of Blade Biotherapeutics beginning with the first annual meeting of stockholders following the Effective Time, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal in accordance with the Proposed Certificate of Incorporation. No decrease in the number of directors shall shorten the term of any incumbent director.

Interim Charter	Proposed Certificate of Incorporation
Business Combinations with Interested Stockholders
None

Blade Biotherapeutics elects not to be governed by Section 203 of the DGCL.

Blade Biotherapeutics shall not engage in any business combination, at any point in time at which Blade Biotherapeutics’ Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(a)    prior to such time, Blade Biotherapeutics’ board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

(b)    upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers of the Corporation and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(c)    at or subsequent to that time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Proposed Bylaws

In addition, below is a summary of the Proposed Bylaws. This summary is qualified by reference to the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Proposed Bylaws in their entirety for a more complete description of its terms.

Pursuant to the Proposed Bylaws, Blade Biotherapeutics shall maintain a registered office inside the State of Delaware. All meetings of stockholders shall be held at any place, within or outside of the State of Delaware, as may be designated by the Blade Biotherapeutics Board.

Unless otherwise provided by law, the Proposed Certificate of Incorporation or the Proposed Bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

Except as may be otherwise provided in the Proposed Certificate of Incorporation, the Proposed Bylaws or the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise provided by Proposed Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a majority of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Proposed Certificate of Incorporation, the Proposed Bylaws, the rules or regulations of any stock exchange applicable to Blade Biotherapeutics, or applicable law or pursuant to any regulation applicable to Blade Biotherapeutics or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission that sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting.

To be properly brought before an annual meeting, business must be (a) specified in a notice of meeting given by or at the direction of the Board of Directors, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the Board of Directors or the Chairperson of the Board or (c) otherwise properly brought before the meeting by a stockholder present in person who (1) (x) was a record owner of shares of Blade Biotherapeutics both at the time of giving the notice and at the time of the meeting, (y) is entitled to vote at the meeting, and (z) has complied Section 2.4 of the Proposed Bylaws in all applicable respects or (2) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act.

Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of Blade Biotherapeutics and (b) provide any updates or supplements to such notice at the times and in the forms required by Section 2.4 of the Proposed Bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting (which, in the case of the first annual meeting of stockholders following the Effective Time (as defined in the Proposed Certification of Incorporation); provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

Except as otherwise provided by the Proposed Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

Subject to the Proposed Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

Except as provided in Section 3.4 of the Proposed Bylaws, and subject to the Proposed Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal in accordance with the Certificate of Incorporation. Directors need not be stockholders. The Proposed Certificate of Incorporation or the Proposed Bylaws may prescribe qualifications for directors.

Unless otherwise restricted by the Proposed Certificate of Incorporation or the Proposed Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

Unless otherwise restricted by the Proposed Certificate of Incorporation or the Proposed Bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to Blade Biotherapeutics in any capacity.

The Board may designate one or more committees, each committee to consist of one or more of the directors of Blade Biotherapeutics. The Board may designate one or more directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in the Proposed Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of Blade Biotherapeutics and may authorize the seal of Blade Biotherapeutics to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any Bylaw of Blade Biotherapeutics.

The officers of Blade Biotherapeutics shall include a Chief Executive Officer, a President and a Secretary. Blade Biotherapeutics may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Chief Operating Officer, a Treasurer, one or more Co-Presidents, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of the Proposed Bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of Blade Biotherapeutics.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as a special resolution, that the Interim Charter be amended and restated and replaced in its entirety by the Proposed Certificate of Incorporation attached as Annex C to this proxy statement/prospectus, in respect of the Meeting, to be effective upon the consummation of the Business Combination.”

Required Vote for Approval

The approval of the Certificate of Incorporation Proposal requires a special resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present or by proxy and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.

Recommendation of the Board

THE BOARD RECOMMENDS THAT BAC’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CERTIFICATE OF INCORPORATION PROPOSAL. THE EXISTENCE OF FINANCIAL AND PERSONAL INTERESTS OF ONE OR MORE OF BAC’S DIRECTORS MAY RESULT IN A CONFLICT OF INTEREST ON THE PART OF SUCH DIRECTOR(S) BETWEEN WHAT HE OR SHE MAY BELIEVE IS IN THE BEST INTERESTS OF BAC AND ITS SHAREHOLDERS AND WHAT HE OR SHE MAY BELIEVE IS BEST FOR HIMSELF OR HERSELF IN DETERMINING TO RECOMMEND THAT SHAREHOLDERS VOTE FOR THE PROPOSALS. IN ADDITION, BAC’S OFFICERS HAVE INTERESTS IN THE BUSINESS COMBINATION THAT MAY CONFLICT WITH YOUR INTERESTS AS A SHAREHOLDER. SEE THE SECTION ENTITLED “BUSINESS COMBINATION PROPOSAL — INTERESTS OF BAC’S DIRECTORS AND EXECUTIVE OFFICERS IN THE BUSINESS COMBINATION” FOR A FURTHER DISCUSSION OF THESE CONSIDERATIONS.

ORGANIZATIONAL DOCUMENTS PROPOSALS

Overview

As required by SEC guidance requiring that stockholders have the opportunity to present their views on important corporate governance provisions, BAC is requesting that BAC’s shareholders vote upon, on a non-binding advisory basis, Proposals to approve certain governance provisions in the Proposed Certificate of Incorporation, which are separately being presented. These separate votes are not otherwise required by Delaware law separate and apart from the Certificate of Incorporation Proposal. Accordingly, the shareholder votes regarding the Organizational Documents Proposals are advisory votes and are not binding on BAC or the BAC Board (separate and apart from the approval of the Certificate of Incorporation Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Certificate of Incorporation Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Organizational Documents Proposals, BAC intends that the Proposed Certificate of Incorporation will take effect upon the Closing (assuming approval of the Certificate of Incorporation Proposal).

Organizational Documents Proposal 4(A)

BAC’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Certificate of Incorporation requiring the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock of Blade Biotherapeutics entitled to vote to remove a director for cause. This Proposal is referred to as “Organizational Documents Proposal 4(A).”

Organizational Documents Proposal 4(B)

BAC’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Certificate of Incorporation providing that (i) special meetings of stockholders for any purpose or purposes may be called at any time by the majority of the Blade Biotherapeutics Board, the Chairman of the Blade Biotherapeutics Board or the Chief Executive Officer of Blade Biotherapeutics, and may not be called by another other person or persons and (ii) any action required or permitted to be taken by the stockholders of Blade Biotherapeutics must be effected at an annual or special meeting of the stockholders called in accordance with the Proposed Bylaws and may not be effected by written consent in lieu of a meeting. This Proposal is referred to as “Organizational Documents Proposal 4(B).”

Organizational Documents Proposal 4(C)

BAC’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Certificate of Incorporation to authorize adopting Delaware as the exclusive forum for certain shareholder litigation. This Proposal is referred to as “Organizational Documents Proposal 4(C).”

Organizational Documents Proposal 4(D)

BAC’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Certificate of Incorporation changing the post-Business Combination company’s corporate name from “Biotech Acquisition Company” to “Blade Biotherapeutics, Inc.” This Proposal is referred to as “Organizational Documents Proposal 4(D).”

Organizational Documents Proposal 4(E)

BAC’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Certificate of Incorporation to remove certain provisions related to BAC’s status as a blank check company that will no longer apply upon consummation of the Business Combination. This Proposal is referred to as “Organizational Documents Proposal 4(E).”

Organizational Documents Proposal 4(F)

BAC’s shareholders are being asked to approve and adopt provisions to be included in the Proposed Certification of Incorporation increasing the total number of authorized shares of all classes of stock to 310,000,000 shares, each with a par value of $0.0001 per share, consisting of (i) 300,000,000 shares of Common Stock, (ii) 10,000,000 shares of preferred stock. This Proposal is referred to as “Organizational Documents Proposal 4(F).”

Organizational Documents Proposal 4(G)

To approve and adopt provisions in the Proposed Certificate of Incorporation, which will amend and replace the Interim Charter if the Certificate of Incorporation Proposal is approved, electing not to be governed by Section 203 if the DGCL and, instead be governed by a provision substantially similar to Section 203 of the DGCL (This Proposal is referred to as “Organizational Documents Proposal 4(G)”); and

Organizational Documents Proposal 4(H)

To approve and adopt provisions in the Proposed Certificate of Incorporation, which will amend and replace the Interim Charter if the Certificate of Incorporation Proposal is approved, making Blade Biotherapeutics’ corporate existence perpetual (This Proposal is referred to as “Organizational Documents Proposal 4(H)”).

Reasons for the Approvals of the Organizational Documents Proposals

Director Removal

The Proposed Certificate of Incorporation provides for a classified board of directors, such that only a specified portion of the directors is to be elected each year. Under the DGCL, unless the certificate of incorporation otherwise provides, directors on a classified board may be removed only for cause. BAC’s Board believes that such a standard will, in conjunction with the classified nature of the Blade Biotherapeutics Board (i) increase board continuity and the likelihood that experienced board members with familiarity of Blade Biotherapeutics’ business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of the Company Board.

Calling of Stockholder Meetings; Stockholder Action by Written Consent

The BAC Board believes that meetings of stockholders should be called by the Blade Biotherapeutics Board or Chief Executive Officer to make it more difficult for a potential acquirer or other person, group or entity to gain control of the Blade Biotherapeutics Board. The BAC Board further believes that each decision of the stockholders should be made by all stockholders and only after thoughtful consideration of complete information. Information will be provided to stockholders through a proxy statement, and the period between delivery of the proxy statement and the stockholder meeting provides time for consideration of stockholder proposals. The BAC Board believes that all stockholders, not just stockholders executing a written consent, should have the opportunity to participate in the decision-making process. This allows minority stockholders to take whatever action they deem appropriate to protect their interests, including seeking to persuade majority stockholders to follow a different course, or selling their shares.

Exclusive Forum

The Proposed Certificate of Incorporation provides that, to the fullest extent permitted by law, and unless Blade Biotherapeutics consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Blade Biotherapeutics, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Blade Biotherapeutics to Blade Biotherapeutics or Blade Biotherapeutics’ stockholders, (ii) any action asserting a claim against Blade

Biotherapeutics, its directors, officers or employees arising pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed Bylaws, or (iv) any action asserting a claim against Blade Biotherapeutics, its directors, officers or employees governed by the internal affairs doctrine. In addition, if an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel.

The Proposed Certificate of Incorporation provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of Blade Biotherapeutics’ capital stock shall be deemed to have notice of and consented to the foregoing choice of forum provision.

The Proposed Certificate of Incorporation provides further that unless Blade Biotherapeutics consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The clauses described above will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Corporate Name

The BAC Board believes that changing the post-business combination corporate name from “Biotech Acquisition Company” to “Blade Biotherapeutics, Inc.” is desirable to reflect the Business Combination and to clearly identify Blade Biotherapeutics as the publicly traded entity.

Blank Check Company

The BAC Board has determined it is in the best interest of Blade Biotherapeutics to eliminate provisions, including the specific provisions highlighted as being removed in the Certificate of Incorporation Proposal, specific to BAC’s status as a blank check company. This elimination is desirable because these provisions will serve no purpose following consummation of the Business Combination.

Authorized Capital Stock

The BAC Board believes that it is important for Blade Biotherapeutics to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to facilitate the transactions contemplated by the Business Combination, to support Blade Biotherapeutics’ growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions).

DGCL 203 Opt Out and Replacement

The BAC Board intends to shield stockholders of Blade Biotherapeutics from the coerciveness of front-end loaded two-tier offers by preventing the offeror from effecting the second step of the offer unless the target’s board of directors approves such transaction. Blade Biotherapeutics will not be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is the default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that a person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the Business Combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL.

The BAC Board has elected to opt out of Section 203, but the board of directors believes that it is in the best interests of stockholders to have protections similar to those afforded by Section 203. These provisions will encourage any potential acquiror to negotiate with the board of directors and therefore provides an opportunity to possibly obtain a higher purchase price than would otherwise be offered in connection with a proposed acquisition of Blade Biotherapeutics. Such provisions may make it more difficult for an acquirer to consummate certain types of unfriendly or hostile corporate takeovers or other transactions involving Blade Biotherapeutics that have not been approved by the board of directors. The BAC Board believes that while such provisions will provide some measure of protection against an interested stockholder that is proposing a two-tiered transaction structure that is unduly coercive, it would not ultimately prevent a potential takeover that enjoys the support of stockholders and will also help to prevent a third party from acquiring “creeping control” of Blade Biotherapeutics without paying a fair premium to all stockholders.

Perpetual Existence

The BAC Board believes that making Blade Biotherapeutics’ corporate existence perpetual is desirable to reflect the Business Combinations. Additionally, perpetual existence is the usual period of existence for public corporations and the BAC Board believes that it is the most appropriate period for Blade Biotherapeutics following the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, on an advisory and non-binding basis, to approve each of the following Proposals (Organizational Documents Proposals 4(A) – 4(H)):

Organizational Documents Proposal 4(A)

To approve and adopt provisions in the Proposed Certificate of Incorporation, which will amend and replace the Interim Charter if the Certificate of Incorporation Proposal is approved, requiring the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then outstanding shares of Blade Biotherapeutics entitled to vote to remove a director for cause. (This Proposal is referred to as “Organizational Documents Proposal 4(A)”);

Organizational Documents Proposal 4(B)

To approve and adopt provisions in the Proposed Certificate of Incorporation, which will amend and replace the Interim Charter if the Certificate of Incorporation Proposal is approved, providing that that (i) special meetings of stockholders for any purpose or purposes may be called at any time by the majority of the Blade Biotherapeutics Board, the Chairman of the Blade Biotherapeutics Board or the Chief Executive Officer of Blade Biotherapeutics, and may not be called by another other person or persons and (ii) any action required or permitted to be taken by the stockholders of Blade Biotherapeutics must be effected at an annual or special meeting of the stockholders called in accordance with the Proposed Bylaws and may not be effected by written consent in lieu of a meeting. (This Proposal is referred to as “Organizational Documents Proposal 4(B)”);

Organizational Documents Proposal 4(C)

To approve and adopt provisions in the Proposed Certificate of Incorporation, which will amend and replace the Interim Charter if the Certificate of Incorporation Proposal is approved, adopting Delaware as the exclusive forum for certain shareholder litigation (This Proposal is referred to as “Organizational Documents Proposal 4(C)”);

Organizational Documents Proposal 4(D)

To approve and adopt provisions in the Proposed Certificate of Incorporation, which will amend and replace the Interim Charter if the Certificate of Incorporation Proposal is approved, changing the post-Business Combination company’s corporate name from “Biotech Acquisition Company” to “Blade Biotherapeutics, Inc.” (This Proposal is referred to as “Organizational Documents Proposal 4(D)”);

Organizational Documents Proposal 4(E)

To approve and adopt provisions in the Proposed Certificate of Incorporation, which will amend and replace the Interim Charter if the Certificate of Incorporation Proposal is approved, to remove certain provisions related to BAC’s status as a blank check company that will no longer apply upon consummation of the Business Combination (This Proposal is referred to as “Organizational Documents Proposal 4(E)”); and

Organizational Documents Proposal 4(F)

To approve and adopt provisions in the Proposed Certificate of Incorporation, which will amend and replace the Interim Charter if the Certificate of Incorporation Proposal is approved, increasing the total number of authorized shares of all classes of stock to 310,000,000 shares, each with a par value of $0.0001 per share, consisting of (i) 300,000,000 shares of Common Stock, (ii) 10,000,000 shares of preferred stock (This Proposal is referred to as “Organizational Documents Proposal 4(F)”);

Organizational Documents Proposal 4(G)

To approve and adopt provisions in the Proposed Certificate of Incorporation, which will amend and replace the Interim Charter if the Certificate of Incorporation Proposal is approved, electing not to be governed by Section 203 if the DGCL and, instead be governed by a provision substantially similar to Section 203 of the DGCL (This Proposal is referred to as “Organizational Documents Proposal 4(G)”);

Organizational Documents Proposal 4(H)

To approve and adopt provisions in the Proposed Certificate of Incorporation, which will amend and replace the Interim Charter if the Certificate of Incorporation Proposal is approved, making Blade Biotherapeutics’ corporate existence perpetual (This Proposal is referred to as “Organizational Documents Proposal 4(H)”);

Required Vote for Approval

The approval of the Organizational Documents Proposals requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the ordinary shares who, being present or by proxy and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Proposal.

As discussed above, the Organizational Documents Proposals are advisory votes and therefore are not binding on BAC or BAC’s Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Certificate of Incorporation Proposal). Accordingly, regardless of the outcome of the non-binding advisory votes on the Organizational Documents Proposals, BAC intends that the Proposed Certificate of Incorporation will take effect upon consummation of the Business Combination (assuming approval of the Certificate of Incorporation Proposal).

Recommendation of the Board

THE BAC BOARD UNANIMOUSLY RECOMMENDS THAT BAC’S SHAREHOLDERS VOTE“FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.

The existence of financial and personal interests of one or more of BAC’s directors may result in a conflict of interest on the part of such director(s) between what he or she may believe is in the best interests of BAC and its shareholders and what he or she may believe is best for himself or herself in determining to recommend that shareholders vote for the proposals. In addition, BAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of BAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

DIRECTOR ELECTION PROPOSAL

Overview

The Director Election Proposal — to consider and vote upon a proposal, assuming the Business Combination Proposal, the Domestication Proposal, the Certificate of Incorporation Proposal and the Organizational Documents Proposals are approved, to elect 8 directors who, upon consummation of the Business Combination, will be the directors of Blade Biotherapeutics (“Director Election Proposal”).

Assuming the Business Combination Proposal, the Domestication Proposal and each of the Organizational Documents Proposals are approved, BAC’s shareholders are also being asked to approve, by ordinary resolution, the Director Election Proposal.

Nominees

The Blade Biotherapeutics board of directors following consummation of the Business Combination will consist of up to 8 directors:

(i)     Two of whom who have been mutually selected by BAC and Blade and who will initially be John A. Hohneker and Carl Goldfischer and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents; and

(ii)    one of whom has been designated by BAC and who will initially be Michael Shleifer; and

(iii)   up to five of whom have been designated by Blade who will initially be Wendye Robbins, Mark Timney, Lloyd Klickstein, James Scopa, and Luke Evnin, and will thereafter be designated, nominated and elected as contemplated by the Proposed Organizational Documents.

Accordingly, the BAC Board has nominated each of Michael Shleifer, Wendye Robbins, Mark Timney, Lloyd Klickstein, James Scopa, Luke Evnin, John A. Hohneker and Carl Goldfischer to serve as directors of the Blade Biotherapeutics’ board of directors upon the consummation of the Business Combination, with Mark Timney to serve as the Chairperson of the Blade Biotherapeutics’ board of directors, in each case, in accordance with the terms and subject to the conditions of the Proposed Organizational Documents. If all of the director nominees are elected, Lloyd Klickstein, James Scopa and Wendye Robbins will be Class I directors serving until the annual meeting of stockholders to be held in 2023, Luke Evnin, Carl Goldfischer and John Hohneker will be Class II directors serving until the annual meeting to be held in 2024, and Michael Shleifer and Mark Timney will be Class III directors serving until the annual meeting to be held in 2025 and, in each case, until their successors are elected and qualified or until their earlier death, resignation, retirement or removal for cause.

For more information on the experience of each of these director nominees, please see the section titled “Management of Blade Biotherapeutics Following the Business Combination” of this proxy statement/prospectus.

Vote Required for Approval

The approval of the Director Election Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting.

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Director Election Proposal will have no effect, even if approved by holders of ordinary shares.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the eight (8) persons listed below be elected to serve on Blade Biotherapeutics’ board of directors upon the consummation of the Business Combination to serve staggered terms until the 2023, 2024 and 2025 annual meetings of stockholders, as applicable, or until their respective successors are duly elected and qualified or until their earlier death, resignation, retirement or removal for cause:

Name of Director	Position
Wendye Robbins	Class I	Director, President and Chief Executive Officer
Mark Timney	Class III	Director, Chairman of the Board
Lloyd Klickstein	Class I	Director
James Scopa	Class I	Director
Luke Evnin	Class II	Director
Carl Goldfischer	Class II	Director
John A. Hohneker	Class II	Director
Michael Shleifer	Class III	Director

Recommendation of the BAC Board with Respect to the Director Election Proposal

THE BAC BOARD UNANIMOUSLY RECOMMENDS THAT BAC SHAREHOLDERS
VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of BAC’s directors may result in a conflict of interest on the part of such director(s) between what he or she may believe is in the best interests of BAC and its shareholders and what he or she may believe is best for himself or herself in determining to recommend that shareholders vote for the proposals. In addition, BAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of BAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

NASDAQ PROPOSAL

Overview

In connection with the Business Combination and the PIPE Investment, BAC is asking BAC’s shareholders to consider and vote upon a proposal to approve by ordinary resolution for the purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b), (c) and (d) the issuance of shares of Blade Biotherapeutics’ common stock, to the extent such issuance would require shareholder approval under Nasdaq Listing Rules 5635(a), (b), (c) and (d).

Reasons for the Approval

We are seeking shareholder approval in order to comply with Nasdaq Listing Rules 5635(a), (b), (c), and (d).

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock) or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(c), shareholder approval is required prior to the issuance of securities when a plan or other equity compensation arrangement is established or materially amended.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Upon the consummation of the Business Combination, Blade Biotherapeutics expects to issue, in the aggregate, an estimated 26,852,029 shares of Blade Biotherapeutics’ common stock to the Blade Stockholders and the PIPE Investors, collectively, in connection with the Business Combination and the PIPE Investment (excluding, for this purpose, additional securities issuable to holders of Blade Options and the additional shares of Blade Biotherapeutics’ common stock that will, upon Closing, be reserved for issuance pursuant to the 2022 Plan and the ESPP). For further details, see “Business Combination Proposal — The Merger Agreement — Aggregate Merger Consideration.”

Accordingly, the aggregate number of shares of Blade Biotherapeutics’ common stock that will be issued in connection with the Business Combination and the PIPE Investment will exceed 20% of both the voting power and the shares of Blade Biotherapeutics’ common stock outstanding before such issuance. In addition, in the future, Blade Biotherapeutics will issue additional shares of Blade Biotherapeutics’ common stock upon exercise of options to purchase shares of Blade Biotherapeutics’ common stock that will be granted to holders of Blade Options, in accordance with the terms of the Merger Agreement and as further described in this proxy statement/prospectus. There will also be shares of Common Stock reserved for issuance under the 2022 Plan and the ESPP (assuming the approval of the Incentive Plan Proposal and the ESPP Proposal by BAC shareholders). For further details, see “Business Combination Proposal — The Merger Agreement — Aggregate Merger Consideration,” and “Incentive Plan Proposal.”

Effect of Proposal on Current Shareholders

In the event that this Proposal is not approved by BAC shareholders, the Business Combination cannot be consummated. In the event that this Proposal is approved by BAC shareholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of Blade Biotherapeutics’ common stock pursuant to the Merger Agreement, Blade Biotherapeutics will not issue such shares of Blade Biotherapeutics’ common stock.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with Nasdaq Listing Rules 5635(a), (b), (c), and (d), the issuance of more than 20% of the issued and outstanding shares of Blade Biotherapeutics’ common stock pursuant to the Merger Agreement and the PIPE Investment, including to Blade Stockholders and the PIPE Investors be approved and adopted in all respects.”

Required Vote for Approval

The approval of the Nasdaq Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the ordinary shares who, being present or by proxy and entitled to vote at the Meeting, vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting, and otherwise will have no effect on the Proposal.

The Nasdaq Proposal is conditioned on the approval and adoption of each of the Business Combination Approval, the Domestication Proposal, the Certificate of Incorporation Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Director Election Proposal.

Recommendation of the BAC Board with Respect to the Nasdaq Proposal

THE BAC BOARD UNANIMOUSLY RECOMMENDS THAT BAC SHAREHOLDERS
VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

The existence of financial and personal interests of one or more of BAC’s directors may result in a conflict of interest on the part of such director(s) between what he or she may believe is in the best interests of BAC and its shareholders and what he or she may believe is best for himself or herself in determining to recommend that shareholders vote for the proposals. In addition, BAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of BAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

INCENTIVE AWARD PLAN PROPOSAL

Overview

BAC is asking its shareholders to approve by ordinary resolution and adopt the Blade Biotherapeutics, Inc. 2022 Incentive Award Plan (the “2022 Plan”) and the material terms thereunder. The BAC Board approved the 2022 Plan, prior to the Meeting and, subject to shareholder approval at the Meeting. The 2022 Plan became effective as of the date it was adopted by the BAC Board, subject to approval from the BAC shareholders.

The 2022 Plan is described in more detail below. A copy of the 2022 Plan is attached to this proxy statement/prospectus as Annex E.

The 2022 Plan

The purpose of the 2022 Plan is to enhance Blade Biotherapeutics’ ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of stockholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in Blade Biotherapeutics and providing a means of recognizing their contributions to our success. The BAC Board believes that equity awards are necessary for Blade Biotherapeutics to remain competitive in its industry and are essential to recruiting and retaining the highly qualified directors, employees, and consultants.

Summary of the 2022 Plan

This section summarizes certain principal features of the 2022 Plan. The summary is qualified in its entirety by reference to the complete text of the 2022 Plan attached to this proxy statement/prospectus as Annex E.

Eligibility and Administration

Employees, consultants and directors of Blade Biotherapeutics, and its subsidiaries may be eligible to receive awards under the 2022 Plan. Following the Closing, the Combined Company is expected to have approximately 27 employees, 7 non-employee directors and no other individual service providers who may be eligible to receive awards under the 2022 Plan.

The 2022 Plan provides that it will be administered by Blade Biotherapeutics’ board of directors, which may delegate its duties and responsibilities to one or more committees of directors and/or officers (collectively, the “plan administrator”), subject to the limitations imposed under the 2022 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. Following the Closing, we expect the Compensation Committee of the Blade Biotherapeutics’ board of directors to be appointed to administer the 2022 Plan.

The plan administrator will have the authority to take all actions and make all determinations under the 2022 Plan, to interpret the 2022 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2022 Plan as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the 2022 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2022 Plan.

Shares Available for Awards

The aggregate number of shares of Blade Biotherapeutics’ common stock that will be available for issuance under the 2022 Plan will be equal to the sum of (i) 15% of the total number of issued and outstanding shares of Blade Biotherapeutics’ common stock as of immediately after the Closing)

less (ii) any shares of Blade Biotherapeutics’ common stock that are subject to Blade Options that are outstanding as of the Closing, plus (iii) any shares of Blade Biotherapeutics’ common stock that were subject to Blade Options that were outstanding as of the Closing that are later forfeited and permitted to be recycled under the terms of the 2022 Plan (as described below). The 2022 Plan also provides for an annual increase in shares of Blade Biotherapeutics’ common stock available for awards under the 2022 Plan on the first day of each calendar year beginning January 1, 2023 and ending on and including January 1, 2033 equal to the lesser of (A) 5% of the aggregate number of shares of Blade Biotherapeutics’ common stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares of Blade Biotherapeutics’ common stock as is determined by the Blade Biotherapeutics’ board of directors. The maximum number of shares of Blade Biotherapeutics’ common stock that may be issued pursuant to the exercise of incentive stock options (“ISOs”) granted under the 2022 Plan will be 951,188 shares (2% of the total number of issued and outstanding shares of Blade Biotherapeutics’ common stock as of immediately after the Closing).

If an award under the 2022 Plan or 2015 EIP is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2022 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the 2022 Plan will not reduce the shares available for grant under the 2022 Plan. In addition, the following shares may be used again for grants under the 2022 Plan: (i) shares subject to stock appreciation rights (“SARs”) that are not issued in connection with the stock settlement of the SAR on exercise and (ii) shares tendered or withheld to satisfy the exercise price or tax withholding obligation for any award.

Awards granted under the 2022 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2022 Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs. Additionally, any shares available under such qualifying equity plan maintained by an entity with which Blade Biotherapeutics enters into a merger or similar corporate transaction may be used for awards under the 2022 Plan and shall not reduce the number of shares available for grant under the 2022 Plan; provided that such awards using such available shares shall only be made to individuals who were not employees, non-employee directors, or consultants to Blade Biotherapeutics or its affiliates prior to such acquisition or combination.

The 2022 Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any fiscal year, may not exceed $1,000,000 for such director’s first year of service as a non-employee director and $750,000 for each year thereafter.

Awards

The 2022 Plan provides for the grant of stock options, including ISOs and nonqualified stock options (“NSOs”), SARs, restricted stock, dividend equivalents, restricted stock units (“RSUs”), performance bonus awards, performance stock units, and other stock or cash based awards. Certain awards under the 2022 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2022 Plan will be evidenced by award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of Blade Biotherapeutics’ common stock, but the plan administrator agreement may provide for cash settlement of any award. A brief description of each award type follows.

•       Stock Options and SARs.    Stock options provide for the purchase of shares of Blade Biotherapeutics’ common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from Blade Biotherapeutics an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•        Restricted Stock.    Restricted stock is an award of nontransferable shares of Blade Biotherapeutics’ common stock that are subject to certain vesting conditions and other restrictions.

•        RSUs.    RSUs are contractual promises to deliver shares of Blade Biotherapeutics’ common stock in the future or an equivalent in cash and other consideration determined by the plan administrator, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of Blade Biotherapeutics’ common stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares (or payment in cash) underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2022 Plan.

•        Other Stock or Cash Based Awards.    Performance stock unit awards, performance bonus awards, and other stock or cash based awards are awards of cash, shares of Blade Biotherapeutics’ common stock, unit equivalents and other awards valued wholly or partially by referring to, or otherwise based on, shares of Blade Biotherapeutics’ common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

•        Dividend Equivalents.    Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of Blade Biotherapeutics’ common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Certain Transactions

The plan administrator has broad discretion to take action under the 2022 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting Blade Biotherapeutics’ common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with Blade Biotherapeutics’ stockholders known as “equity restructurings, “the plan administrator will make equitable adjustments to the 2022 Plan and outstanding awards. In the event of a change in control (as defined in the 2022 Plan), the plan administrator has the discretion to terminate an award in exchange for cash, rights or property, or cause an award to become fully vested and exercisable. To the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with a change in control.

Repricing

Under the 2022 Plan, the plan administrator, without the approval of stockholders, has the authority to amend any option or SAR to reduce its exercise price or to cancel any stock option or SAR in exchange for cash or, another award.

Plan Amendment and Termination

The Blade Biotherapeutics’ board of directors may amend or terminate the 2022 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2022 Plan, may materially and adversely affect an award outstanding under the 2022 Plan without the consent of the affected participant, and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. The 2022 Plan will remain in effect until the tenth anniversary of the date the BAC Board adopted the 2022 Plan, unless earlier terminated. No awards may be granted under the 2022 Plan after its termination.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments

The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Awards under the 2022 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order or a transfer to a family member, and are generally exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2022 Plan, the plan administrator may, in its discretion, accept cash or check, shares of Blade Biotherapeutics’ common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the 2022 Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

•        Non-Qualified Stock Options.    If an optionee is granted an NSO under the 2022 Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our common stock on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. Blade Biotherapeutics or its subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

•       Incentive Stock Options.    A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of Blade Biotherapeutics’ common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a capital gain or loss, and there will be no employer compensation deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. Blade Biotherapeutics or its subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

•        Other Awards.    The current federal income tax consequences of other awards authorized under the 2022 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); RSUs, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. Blade Biotherapeutics or its subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes ordinary income.

Section 409A of the Code

Certain types of awards under the 2022 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the 2022 Plan and awards granted under the 2022 Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the 2022 Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

Vote Required for Approval

The approval of the Incentive Award Plan Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s adoption of the Blade Biotherapeutics, Inc. 2022 Incentive Award Plan, be approved, ratified and confirmed in all respects.”

Recommendation of the BAC Board with Respect to the Incentive Award Plan Proposal

THE BAC BOARD UNANIMOUSLY RECOMMENDS THAT THE BAC SHAREHOLDERS
VOTE “FOR” THE APPROVAL OF THE INCENTIVE AWARD PLAN PROPOSAL.

The existence of financial and personal interests of one or more of BAC’s directors may result in a conflict of interest on the part of such director(s) between what he or she may believe is in the best interests of BAC and its shareholders and what he or she may believe is best for himself or herself in determining to recommend that shareholders vote for the proposals. In addition, BAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of BAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ESPP PROPOSAL

Overview

BAC is asking its shareholders to approve by ordinary resolution and adopt the Blade Biotherapeutics, Inc. 2022 Employee Stock Purchase Plan (the “ESPP”) and the material terms thereunder. The BAC Board approved the ESPP, prior to the Meeting, subject to shareholder approval at the Meeting. The ESPP became effective as of the date it was adopted by the BAC Board, subject to approval from the BAC shareholders.

The ESPP is described in more detail below. A copy of the ESPP is attached to this proxy statement/prospectus as Annex F.

The ESPP

The ESPP is designed to allow eligible employees of Blade Biotherapeutics to purchase shares of Blade Biotherapeutics’ common stock with their accumulated payroll deductions. The ESPP is divided into two components: the “Section 423 Component” and the “Non-Section 423 Component.” The Section 423 Component is intended to qualify under Section 423 of the Code. The Non-Section 423 Component is not intended to qualify under Section 423 of the Code and will be used to grant stock options to certain non-U.S. employees and certain U.S. employees who are employed by certain of Blade Biotherapeutics’ subsidiaries which are not corporations. The material terms of the ESPP are summarized below. The purpose of the ESPP is to assist such employees in acquiring a stock ownership interest in Blade Biotherapeutics, to help such employees provide for their future security and to encourage such employees to remain in the employment of Blade Biotherapeutics. The BAC Board believes that equity awards are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.

Summary of the ESPP

This section summarizes certain principal features of the ESPP. The summary is qualified in its entirety by reference to the complete text of the ESPP, which is attached to this proxy statement/prospectus as Annex F.

Administration

Subject to the terms and conditions of the ESPP, Blade Biotherapeutics’ compensation committee will administer the ESPP. Blade Biotherapeutics’ compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. Blade Biotherapeutics will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve

The maximum number of shares of Blade Biotherapeutics’ common stock which will be authorized for sale under the ESPP is equal to the sum of (a) 1.5% of the total number of issued and outstanding shares of Blade Biotherapeutics’ common stock as of immediately after the Closing and (b) an annual increase on the first day of each year beginning in 2023 and ending in 2032, equal to the lesser of (i) 1% of the shares of Blade Biotherapeutics’ common stock outstanding on the last day of the immediately preceding fiscal year and (ii) such number of shares of Blade Biotherapeutics’ common stock as determined by Blade Biotherapeutics’ board of directors; provided, however, no more than 500,000 shares of Blade Biotherapeutics’ common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares, treasury shares or reacquired shares.

Eligibility

Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by Blade Biotherapeutics or one of its subsidiaries on the first day of the offering period, or the enrollment date. Blade Biotherapeutics’ employees (and, if applicable, any employees of its subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all Blade Biotherapeutics’ classes of stock or of one of its subsidiaries will not be allowed to participate in the ESPP.

Participation

Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. The accumulated deductions will be applied to the purchase of shares on each purchase date.

However, a participant may not purchase more than 100,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of Blade Biotherapeutics’ common stock (determined at the time the option is granted) during any calendar year.

Offering

Under the ESPP, participants are offered the option to purchase shares of Blade Biotherapeutics’ common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of Blade Biotherapeutics’ common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of Blade Biotherapeutics’ common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of Blade Biotherapeutics’ common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments

In the event of any increase or decrease in the number of issued shares of Blade Biotherapeutics’ common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of Blade Biotherapeutics’ common stock, or any other increase or decrease in the number of shares of Blade Biotherapeutics’ common stock effected without receipt of consideration by Blade Biotherapeutics’, the ESPP Administrator will proportionately adjust the aggregate number of shares of Blade Biotherapeutics’ common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate Blade Biotherapeutics, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of such dissolution or liquidation. If Blade Biotherapeutics undergoes a merger with or into another corporation or sells all or substantially all of its assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of such proposed sale or merger.

Amendment and Termination

The ESPP administrator may amend, suspend or terminate the ESPP at any time. However, Blade Biotherapeutics’ shall obtain stockholder approval for such amendment to the extent required by applicable laws.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to the purchase of shares under the ESPP. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. As such, tax consequences for employees participating in the Non-Section 423 Component of the ESPP are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The Section 423 Component of the ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP. In addition, the employee will not recognize taxable income upon the purchase of shares. Upon sale or disposition of the purchased shares, the participant generally will be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the date of grant and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of (i) the excess of the fair market value of the shares at the time of such sale or disposition (or death) over the purchase price or (ii) an amount equal to the applicable discount from the fair market value of the shares as of the date of grant. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and Blade Biotherapeutics will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and Blade Biotherapeutics will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Company’s adoption of the Blade Biotherapeutics, Inc. 2022 Employee Stock Purchase Plan, be approved, ratified and confirmed in all respects.”

Recommendation of the BAC Board with Respect to the ESPP Proposal

THE BAC BOARD UNANIMOUSLY RECOMMENDS THAT THE BAC SHAREHOLDERS
VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

The existence of financial and personal interests of one or more of BAC’s directors may result in a conflict of interest on the part of such director(s) between what he or she may believe is in the best interests of BAC and its shareholders and what he or she may believe is best for himself or herself in determining to recommend that shareholders vote for the proposals. In addition, BAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of BAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

ADJOURNMENT PROPOSAL

Overview

The BAC Board is asking its shareholders to approve, by ordinary resolution, the adjournment of the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the Condition Precedent Proposals or if the following conditions under the Merger Agreement are not satisfied or waived: (1) the BAC Common Stock to be issued in connection with the Business Combination shall be listed or have been approved for listing on Nasdaq or (2) either immediately prior to the Closing (after giving effect to BAC shareholder Redemptions and any PIPE Investment) or upon the Closing, BAC shall have consolidated net tangible assets of at least $5,000,001 (as determined in accordance with Rule 3a51-1(g) of the Exchange Act). See “Business Combination Proposal — Interests of BAC’s Directors and Executive Officers in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to BAC’s shareholders at the Meeting and is not approved by the shareholders, the BAC Board may not be able to adjourn the Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the Condition Precedent Proposals or if certain conditions under the Merger Agreement are not satisfied or waived. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under the Cayman Islands Companies Act, being the affirmative vote of the holders of a majority of the ordinary shares represented in person or by proxy and entitled to vote thereon and who vote at the Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting.

The Adjournment Proposal is not conditioned upon any other proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Meeting or if certain conditions under the Merger Agreement are not satisfied or waived be approved.”

Recommendation of the BAC Board with Respect to the Adjournment Proposal

THE BAC BOARD UNANIMOUSLY RECOMMENDS THAT BAC SHAREHOLDERS
VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of BAC’s directors may result in a conflict of interest on the part of such director(s) between what he or she may believe is in the best interests of BAC and its shareholders and what he or she may believe is best for himself or herself in determining to recommend that shareholders vote for the proposals. In addition, BAC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Business Combination Proposal — Interests of BAC’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following sets forth the material U.S. federal income tax consequences of the Domestication to the U.S. Holders (as defined below) of ordinary shares and warrants (“securities”); it assumes consummation of the Business Combination following the Domestication. The following also describes (i) the U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (as defined below) of ordinary shares that elect to have their ordinary shares redeemed for cash if the Business Combination is completed and (ii) the U.S. federal income tax consequences for Non-U.S. Holders of owning and disposing of shares of Blade Biotherapeutics’ common stock after the Domestication and completion of the Business Combination. For purpose of the following description relating to U.S. federal income tax consequences of the Domestication to the U.S. Holders of securities, the term “Company” refers to Blade Biotherapeutics, the Delaware corporation into which BAC will be transferred by way of continuation in the Domestication and Blade Biotherapeutics immediately following the Business Combination. The following description is the opinion of EGS. The information set forth in this section is based on the Code, its legislative history, final, temporary and proposed treasury regulations promulgated thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of securities that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of securities that, for U.S. federal income tax purposes, is not a U.S. Holder or a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

This description does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this description considers only holders that hold securities as capital assets within the meaning of Section 1221 of the Code. This description does not address the alternative minimum tax, the Medicare tax on net investment income, or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        S corporations;

•        persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•       insurance companies;

•       regulated investment companies;

•        real estate investment trusts;

•        specified expatriates or former long-term residents of the United States;

•        persons that acquired ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•        persons that hold securities as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

•        persons whose functional currency is not the U.S. dollar;

•        controlled foreign corporations;

•        passive foreign investment companies;

•        persons required to accelerate the recognition of any item of gross income with respect to securities as a result of such income being recognized on an applicable financial statement;

•        persons who purchase securities of Blade Biotherapeutics as part of the PIPE Investment;

•        persons who actually or constructively own 5 percent or more of ordinary shares by vote or value (except as specifically provided below); or

•        the Sponsor or its affiliates.

This description does not address any tax laws other than the U.S. federal income tax law, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as specifically described herein, any tax reporting obligations of a holder of securities. Additionally, this description does not address the tax treatment of partnerships or other pass-through entities or entities classified for U.S. federal income tax purposes as a “disregarded entity” or persons who hold securities through such entities. If a partnership (or other entity classified as a partnership or treated as a disregarded entity for U.S. federal income tax purposes) is the beneficial owner of securities, the U.S. federal income tax treatment of a partner in the partnership or owner of the disregarded entity will generally depend on the status of the partner or owner and the activities of the partnership or disregarded entity. This description also assumes that any distribution made (or deemed made) on securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of securities is made in U.S. dollars.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF SECURITIES MAY BE AFFECTED BY MATTERS NOT DESCRIBED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. BAC URGES BENEFICIAL OWNERS OF SECURITIES TO CONSULT THEIR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE DOMESTICATION AND OWNING AND DISPOSING OF SECURITIES AS A RESULT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

U.S. Holders

Tax Consequences of the Domestication to U.S. Holders of BAC Securities

It is intended that the Domestication qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, BAC has not requested, and does not intend to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Domestication. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each U.S. Holder of BAC securities is urged to consult its tax advisor with respect to the particular tax consequence of the Domestication to such U.S. Holder.

If the Domestication qualifies as a reorganization within the meaning of Section 368(a), except as otherwise provided below in the section entitled “PFIC Considerations,” and “Effects of Section 367 to U.S. Holders of ordinary shares,” a U.S. Holder of securities would not recognize gain or loss upon the exchange of its securities solely for BAC securities pursuant to the Domestication. A U.S. Holder’s aggregate tax basis in the shares of common stock and warrants received in connection with the Domestication will generally be the same as its aggregate tax basis in the ordinary shares and warrants converted in the Domestication. In addition, the holding period of shares of BAC common stock and warrants received in the Domestication generally should include the holding period of ordinary shares and warrants surrendered in the Domestication.

If the Domestication should fail to qualify as a reorganization under Section 368(a), a U.S. Holder of securities generally would recognize gain or loss with respect to its securities in an amount equal to the difference, if any, between the fair market value of the corresponding securities received in the Domestication and the U.S. Holder’s adjusted tax basis in its securities surrendered. The U.S. Holder’s basis in the securities received would be equal to the fair market value of the securities on the date of the Domestication and such U.S. Holder’s holding period for such securities would begin on the day following the date of the Domestication.

PFIC Considerations

Even if the Domestication qualifies as a reorganization within the meaning of Section 368(a) of the Code, the Domestication may still be a taxable event to U.S. Holders of ordinary shares or warrants under the PFIC provisions of the Code, to the extent that Section 1291(f) of the Code applies, as described below.

Effect of PFIC Rules on the Domestication

Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person that disposes of stock of a PFIC (including for this purpose exchanging warrants for newly issued warrants in the Domestication) must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those Treasury Regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of ordinary shares or warrants for shares of BAC common stock or warrants in the Domestication if BAC were classified as a PFIC at any time during such U.S. Holder’s holding period in the ordinary shares or warrants. Any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special and complex tax and interest charge rules described below under “Definition and General Taxation of a PFIC” designed to offset the tax deferral with respect to the undistributed earnings of BAC. The proposed Treasury Regulations under Section 1291(f) should not apply to an Electing Shareholder (as defined below) with respect to its ordinary shares (but not warrants) for which a timely QEF (as defined below) election, QEF election with a purging election, or MTM (as defined below) election is made, as each such election is described below.

The application of the PFIC rules to BAC warrants is unclear. A proposed Treasury Regulation issued under the PFIC rules generally treats an “option” (which would include a BAC warrant) to acquire the stock of a PFIC as stock of the PFIC, while a final Treasury Regulation issued under the PFIC rules provides that the QEF Election does not apply to options and no mark-to-market election (as defined below) is currently available with respect to options. Therefore, it is possible that the proposed Treasury Regulations if finalized in their current form would apply to cause gain recognition on the exchange of BAC warrants for Blade warrants pursuant to the Domestication.

Definition and General Taxation of a PFIC

A non-U.S. corporation will generally be classified as a PFIC if either (a) at least seventy-five percent (75%) of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, is passive income or (b) at least fifty percent (50%) of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it owns or is considered to own at least twenty-five percent (25%) of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The determination of whether a foreign corporation is a PFIC is made annually.

Pursuant to a “start-up exception,” a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “Start-up year”) if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. Taking into account all relevant facts and circumstances, however, there is a material risk that BAC will not be eligible for the “start-up exception.”

If BAC is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of ordinary shares and the U.S. Holder did not make either (a) a timely “qualified election fund” (“QEF”) election for BAC’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, (b) a QEF election along with a “purging election,” or (c) a “mark-to-market” (“MTM”) election, all of which are described further below, such U.S. Holder generally will be subject to special rules, described in the following paragraph, with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares.

Under these rules, the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of BAC’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income. The amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder. An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if BAC is determined to be a PFIC, a U.S. Holder may avoid the tax consequences described above with respect to its ordinary shares (but not warrants) by making a timely QEF election (or a QEF election along with a purging election), or an MTM election, all as described below.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder of ordinary shares will depend on whether the U.S. Holder has made a timely and effective election to treat BAC as a QEF, under Section 1295 of the Code, for BAC’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, the U.S. Holder made a QEF election along with a “purging election,” or if the U.S. Holder made an MTM election, all as described below. A U.S. Holder of a PFIC that made either a timely and effective QEF election, a QEF election along with a purging election, or an MTM election is hereinafter referred to as an “Electing Shareholder.” Generally, proposed Treasury Regulations provide that neither QEF nor MTM election is available with respect to public warrants.

A U.S. Holder’s ability to make a QEF election with respect to its ordinary shares is contingent upon, among other things, the provision by BAC of certain information that would enable the U.S. Holder to make and maintain a QEF election. Upon request, BAC will endeavor to provide to a U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election, but there can be no assurance that BAC will timely provide such information that is required to make and maintain the QEF election.

As indicated above, if a U.S. Holder of ordinary shares has not made a timely and effective QEF election with respect to BAC’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its ordinary shares for their fair market value on the “qualification date.” The qualification date is the first day of BAC’s tax year in which BAC qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held ordinary shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares by the amount of the gain recognized and will also have a new holding period in the ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares and for which BAC is determined to be a PFIC, such U.S. Holder will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the MTM election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. No assurance can be given that the ordinary shares of BAC are considered to be regularly traded for purposes of the MTM election or whether the other requirements of this election are satisfied. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of an MTM election in respect to ordinary shares under their particular circumstances.

The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of ordinary shares or warrants should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Effects of Section 367 to U.S. Holders of ordinary shares

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a reorganization within the meaning of Section 368(a) of the Code. Section 367 of the Code imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of ordinary shares on the date of the Domestication (including U.S. Holders exercising redemption rights).

A.     U.S. Holders Whose Ordinary Shares Have a Fair Market Value of $50,000 or More and Who Own More Than 10 Percent of the Voting Power or Value of BAC

A U.S. Holder who, on the date of the Domestication beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power or value of BAC (a “10% U.S. Shareholder”) must include in income as a deemed dividend the “all earnings and profits amount” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to the ordinary shares such U.S. Holders directly owns. A U.S. Holder’s ownership of warrants will be taken into account in determining whether such U.S. Holder owns 10% or more of the total combined voting power or value of BAC. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power or value of BAC and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its ordinary shares is the net positive earnings and profits of BAC attributable to its shares (as determined under Treasury Regulation Section 1.367(b)-2) but without regard to any gain that would be realized on a sale or exchange of such shares.

B.     U.S. Holders Whose ordinary shares Have a Fair Market Value of $50,000 or More But Who Own Less Than 10 Percent of the Voting Power and Value of BAC

A U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly or constructively) ordinary shares with a fair market value of $50,000 or more but owns less than 10% of the total combined voting power and value of BAC will recognize gain (but not loss) with respect to the Domestication unless such U.S. Holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below.

Unless such a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to BAC shares of common stock received in the Domestication in an amount equal to the excess of the fair market value of BAC shares of common stock received over the U.S. Holder’s adjusted tax basis in the ordinary shares deemed surrendered in the Domestication.

As an alternative to recognizing any gain as described in the preceding paragraph, such a U.S. Holder may elect to include in income as a deemed dividend the “all earnings and profits amount” attributable to its ordinary shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)     a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

(ii)    a complete description of the Domestication;

(iii)   a description of any stock, securities or other consideration transferred or received in the Domestication;

(iv)   a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

(v)    a statement that the U.S. Holder is making the election and that includes (A) a copy of the information that the U.S. Holder received from BAC establishing and substantiating the “all earnings and profits amount” with respect to the U.S. Holder’s ordinary shares, and (B) a representation that the U.S. Holder has notified BAC that the U.S. Holder is making the election; and

(vi)   certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the taxable year in which the Domestication occurs, and the U.S. Holder must send notice of making the election to BAC no later than the date such tax return is filed. In connection with this election, BAC may in its discretion provide each U.S. Holder eligible to make such an election with information regarding BAC’s earnings and profits upon request.

BAC does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication and if that proves to be the case, U.S. Holders who make this election are not expected to have a significant income inclusion under Section 367(b) of the Code, provided that the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that BAC had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its ordinary shares, and thus could be required to include that amount in income as a deemed dividend deemed paid by BAC under applicable Treasury Regulations as a result of the Domestication.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING THE DESCRIBED ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH ELECTION.

C.     U.S. Holders that Own Ordinary Shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, on the date of the Domestication, beneficially owns (directly, indirectly, or constructively) ordinary shares with a fair market value less than $50,000 should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication and generally should not be required to include any part of the “all earnings and profits amount” in income.

All U.S. Holders of ordinary shares are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Material U.S. Federal Income Tax Consequences to Redemption

Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash

This section makes references to U.S. Holders of ordinary shares that elect to have their ordinary shares “converted” for cash. For purposes of this description, “conversion” refers to the process of requesting that a holder’s ordinary shares be redeemed for cash in accordance with the terms of the Current Charter and with applicable Cayman Islands Companies Act.

This section is addressed to U.S. Holders of ordinary shares that elect to have their ordinary shares redeemed for cash and is subject in its entirety to the description of the “passive foreign investment company” or “PFIC” rules as described above under the section entitled “Tax Consequences of the Domestication to U.S. Holders of BAC Securities — U.S. Holders — PFIC Considerations.” For purposes of this description, a “Converting U.S. Holder” is a U.S. Holder that so converts its ordinary shares into cash.

Except as described in the following paragraph and as described in the PFIC rules above, a Converting U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash received on the conversion and such shareholder’s adjusted basis in the ordinary shares exchanged if the conversion completely terminates the Converting U.S. Holder’s interest in BAC (taking into account certain constructive ownership rules). A U.S. Holder’s adjusted tax basis in its ordinary shares will generally be equal to the cost of such ordinary shares. A U.S. Holder who purchased ordinary shares in the Initial Public Offering generally will have a tax basis in the ordinary shares that were part of the units equal to the portion of the purchase price of such units allocated to the ordinary shares (such allocation based on the relative fair market value of the ordinary shares and the warrants at the time). This gain or loss will be long-term capital gain or loss if the holding period of such stock is more than one year at the time of the exchange. It is possible that because of the conversion rights associated with the ordinary shares, the holding period of such shares may not be considered to begin until the date of such conversion (and thus it is possible that long-term capital gain or loss treatment may not apply). The deductibility of capital losses is subject to limitations. Shareholders who hold different blocks of ordinary shares (generally, shares of BAC purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Cash received upon conversion that does not completely terminate the Converting U.S. Holder’s interest will still give rise to capital gain or loss, if the conversion is either (i) “substantially disproportionate” or (ii) “not essentially equivalent to a dividend.” In determining whether the conversion is substantially disproportionate or not essentially equivalent to a dividend with respect to a Converting U.S. Holder, that Converting U.S. Holder is deemed to own not only shares actually owned, but also, in some cases, shares such holder may acquire pursuant to options (including shares that may be acquired pursuant to the warrants) and shares owned by certain family members, certain estates and trusts of which the Converting U.S. Holder is a beneficiary and certain corporations and partnerships.

Generally, the conversion will be “substantially disproportionate” with respect to the Converting U.S. Holder if (i) the Converting U.S. Holder’s percentage ownership of the outstanding voting shares (including all classes that carry voting rights) of BAC is reduced immediately after the conversion to less than 80% of the Converting U.S. Holder’s percentage interest (including constructive ownership) in such shares immediately before the conversion; (ii) the Converting U.S. Holder’s percentage ownership of the outstanding ordinary shares (both voting and nonvoting) immediately after the conversion is reduced to less than 80% of such percentage ownership (including constructive ownership) immediately before the conversion; and (iii) the Converting U.S. Holder owns (including constructive ownership), immediately after the conversion, less than 50% of the total combined voting power of all classes of shares of BAC entitled to vote. Whether the conversion will be considered “not essentially equivalent to a dividend” with respect to a Converting U.S. Shareholder will depend upon the particular circumstances of that U.S. Holder. At a minimum, however, the conversion must result in a meaningful reduction in the Converting U.S. Holder’s actual or constructive percentage ownership of BAC. If the shareholder’s relative interest in the corporation is minimal and the shareholder does not have meaningful control over the corporation, and taking into account the effect of conversions by other shareholder’s, its percentage ownership (including constructive ownership) is reduced as a result of the conversion, such U.S. Holder should generally be regarded as having a meaningful reduction in its interest. For example, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any conversion of its ordinary shares.

If none of the tests described above is satisfied, the consideration paid to the Converting U.S. Holder will be treated as dividend income for U.S. federal income tax purposes to the extent of BAC’s current or accumulated earnings and profits. Any distribution in excess of earnings and profits will reduce the Converting U.S. Holder’s basis in the ordinary shares (but not below zero) and any remaining excess will be treated as gain realized on the sale or other disposition of the ordinary shares. U.S. Holders of ordinary shares considering exercising their conversion rights should consult their own tax advisors as to whether the conversion will be treated as a sale or as a distribution under the Code.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF A REDEMPTION OF ALL OR A PORTION OF THEIR ORDINARY SHARES PURSUANT TO AN EXERCISE OF REDEMPTION RIGHTS.

Because the Domestication will occur immediately prior to the redemption of the U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will take into account the potential tax consequences of Section 367(b) of the Code as a result of the Domestication (discussed further above).

Non-U.S. Holders

Tax Consequences for Non-U.S. Holders of Owning and Disposing BAC Common Stock

Distributions on Common Stock

Distributions of cash or property to a Non-U.S. Holder in respect of shares of BAC common stock received in the Domestication will constitute dividends for U.S. federal income tax purposes to the extent paid from the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax law. If a distribution exceeds the Company’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in such common stock. Any remaining excess will be treated and taxed as capital gain and will be treated as described below under “— Gain on Disposition of Common Stock.”

Dividends paid to a Non-U.S. Holder of BAC common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holders is eligible for such lower rate as may be specified by an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on IRS Form W-8BEN or W-8BEN-E). However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (usually by providing an IRS Form W-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of BAC common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as described below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if BAC common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of BAC common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Gain on Disposition of Common Stock

Subject to the description of backup withholding below, any gain realized by a Non-U.S. Holder on the taxable disposition of BAC common stock generally will not be subject to U.S. federal income tax unless:

•        the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. Holder);

•        the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition (subject to certain exceptions), and certain other conditions are met; or

•       The Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and, generally, in the case where shares of common stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or indirectly, more than 5% of such Shares, as applicable, at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the Shares disposed of. There can be no assurance that shares of common stock will be treated as regularly traded on an established securities market for this purpose.

An individual Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

The Company does not believe it is and does not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. However, the determination as to whether the Company is or will become a “United States real property holding corporation” will not be made until a future tax year, and there can be no assurance that the Company will not become such a corporation in the future.

Tax Consequences to Non-U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash

This section is addressed to Non-U.S. Holders of ordinary shares that elect to have their ordinary shares converted for cash. For purposes of this section of this proxy statement/ /prospectus, “conversion” of shares for cash means the process of exercising a holder’s right to redeem its shares for cash as further described in this proxy statement/prospectus. For purposes of this description, a “Converting Non-U.S. Holder” is a Non-U.S. Holder that so converts its ordinary shares.

Except as otherwise described in this section, a Converting Non-U.S. Holder who elects to have its ordinary shares converted for cash will generally be treated in the same manner as a Converting U.S. Holder for U.S. federal income tax purposes. See the description above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash.”

A Converting Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized as a result of the exchange unless:

•        such Converting Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which the conversion takes place and certain other conditions are met; or

•        such Converting Non-U.S. Holder is engaged in a trade or business within the United States and any gain recognized in the exchange is treated as effectively connected with such trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a United States permanent establishment of such Non-U.S. Holder), in which case the Converting Non-U.S. Holder will generally be subject to the same treatment as a Converting U.S. Holder with respect to the exchange, and a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty).

With respect to any conversion of ordinary shares for cash that is treated as a distribution rather than a sale, any amount treated as dividend income to a Converting Non-U.S. Holder will generally be subject to U.S. withholding tax at a rate of 30%, unless the Converting Non-U.S. Holder is entitled to a reduced rate of withholding under an applicable income tax treaty. However, dividends received by a Converting Non-U.S. Holder that are effectively connected with such holder’s conduct of a U.S. trade or business

(and, if required by an applicable income tax treaty, such dividends are attributable to a United States permanent establishment of the Converting Non-U.S. Holder), will be taxed as described above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash.” In addition, dividends received by a Converting Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes that are effectively connected with the holder’s conduct of a U.S. trade or business may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Converting Non-U.S. Holders of ordinary shares considering exercising their redemption rights should consult their own tax advisors as to whether the Redemption of their shares will be treated as a sale or as a distribution under the Code.

Information Reporting and Backup Withholding

The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of BAC common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including shares of BAC common stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of BAC common stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of shares of BAC common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their ownership of BAC common stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial statements present the combination of the financial information of BAC and Blade adjusted to give effect to the Merger. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 combines the historical balance sheet of BAC and Blade on a pro forma basis as if the Merger had been consummated on December 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 combines the historical statement of operations of BAC for the year ended December 31, 2021 and the historical consolidated statement of operations of Blade for the year ended December 31, 2021, giving effect to the transaction as if the Merger had been consummated on January 1, 2021.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

•        BAC’s historical audited consolidated financial statements as of and for the year ended December 31, 2021;

•        Blade’s historical audited consolidated financial statements as of and for the year ended December 31, 2021; and

•        the other information relating to BAC and Blade contained in this proxy statement/prospectus, including the Business Combination Agreement and the description of certain terms thereof and the financial and operational condition of BAC and Blade (see “Proposal No. 1 — The Business Combination Agreement,” “BAC Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Blade Management’s Discussion and Analysis of Financial Condition and Results of Operations”).

Description of the Merger

Pursuant to the Merger Agreement, Merger Sub will merge with and into Blade, with Blade surviving the Merger. Blade will become a wholly-owned subsidiary of Blade Biotherapeutics (which will be the name of BAC following the Domestication). The total consideration received by Blade security holders from Blade Biotherapeutics at the Closing will have an aggregate value equal to $280,000,000 plus the aggregate amount of the exercise prices for all shares of Blade common stock covered by Blade Awards that are in-the-money as of immediately prior to the effective time of the Merger (assuming no cashless exercise) less the value of certain contingent payments that may become payable to Blade’s current Series C-1 Preferred Stockholders, payable, in the case of Blade stockholders, solely in newly issued shares of Blade Biotherapeutics’ common stock and, in the case of Blade option holders, by assumption of such options by Blade Biotherapeutics, plus the additional contingent right to receive the Earnout Shares after the Closing, as described below. Upon the consummation of the Merger, each share of Blade common stock will be converted into the right to receive shares of Blade Biotherapeutics’ Common Stock and a contingent non-assignable right to receive additional shares of Blade Biotherapeutics’ Common Stock. The Merger will occur based on the following transactions as contemplated by the Business Combination Agreement:

•       the conversion of all outstanding shares of Blade’s convertible preferred stock into shares of Blade’s common stock at the then-effective conversion rate as calculated pursuant to Blade’s certificate of incorporation;

•       the conversion of Blade’s outstanding convertible notes payable into shares of Blade’s common stock at the then-effective conversion rate as calculated pursuant to the respective note purchase agreement;

•        the net exercise of Blade’s outstanding warrants into Blade’s common stock;

•        the cancellation of each issued and outstanding share of Blade’s common stock (including shares of Blade’s common stock resulting from the conversion of Blade’s outstanding convertible preferred stock, convertible notes payable, and the net exercise of Blade’s warrants) and the conversion into the right to receive a number of shares Blade Biotherapeutics’ common stock equal to the exchange ratio of 0.16;

•        the conversion of all outstanding vested and unvested Blade Options into Blade Biotherapeutics’ Options exercisable for shares of Blade Biotherapeutics’ common stock with the same terms except for the number of shares exercisable and the exercise price, each of which will be adjusted using the exchange ratio of 0.16 for Blade Options.

Minimum Cash Requirement

The minimum cash condition to close is $75.0 million delivered to the balance sheet of Blade Biotherapeutics as primary capital, including to pay transaction expenses.

The minimum cash condition is calculated as follows:

(a)    the amount of cash in the trust account (after deducting the aggregate amount of payments required to be made in connection with the BAC shareholder redemption), plus

(b)    the amount of BAC cash held outside the Trust Account (prior to payment of any BAC or Blade transaction expenses or other liabilities), plus

(c)    the gross amount of proceeds received pursuant to the PIPE Investment.

The minimum cash condition may be waived by Blade with the prior written consent of the Designated Stockholders (as defined in the Merger Agreement).

Equity Consideration for Blade Stockholders

The Merger consideration payable to the Blade equity holders will be in the form of equity consideration that will be comprised of shares of Blade Biotherapeutics’ common stock. The value of the equity consideration, at $10.00 per share, equals the $280.0 million fixed base purchase price plus the aggregate amount of the exercise prices for all shares of Blade common stock covered by Blade Awards that are in-the-money as of immediately prior to the effective time of the Merger (assuming no cashless exercise) less the value of certain contingent payments that may become payable to Blade’s current Series C-1 Preferred Stockholders.

Other Related Events in Connection with the Merger

PIPE Investment

In connection with the Merger, BAC entered into subscription agreements (the “Subscription Agreements”) and registration rights agreements (the “PIPE Registration Rights Agreements”), each dated as of November 8, 2021, with certain institutional and accredited investors of Blade, pursuant to which, among other things, BAC agreed to issue and sell to such investors, in a private placement immediately prior to the closing of the Merger, an aggregate of 2,430,000 shares of Blade Biotherapeutics common stock for $10.00 per share (the “PIPE Shares”).

Blade Earnout Shares

Blade’s equity holders (including Blade option holders) will be eligible to receive an additional 3,500,000 shares of Blade Biotherapeutics common stock (the “Earnout Shares”) if within five years after the Closing (the “Earnout Period”), the volume weighted average price (“VWAP”) of Blade Biotherapeutics’ common stock is greater than or equal to $15.00 over any 20 trading days within any 30 trading day period beginning after the Closing (the “Price Earnout Milestone”). The Blade Earnout Shares will be issued to the Blade equity holders if any time prior to or as of the fifth anniversary of the Closing, Blade Biotherapeutics consummates a sale, merger, liquidation, exchange offer or other similar transaction after the Merger that results in the stockholders of Blade Biotherapeutics immediately prior to such transaction having beneficial ownership of less than 50% of the outstanding voting securities of Blade Biotherapeutics, directly or indirectly, immediately following such transaction, or if Blade Biotherapeutics engages in a “going private transaction” or otherwise ceases to be subject to the reporting obligations under the Securities Exchange Act of 1934, as amended, or Blade Biotherapeutics’ common stock ceases to be listed on a national securities exchange (the “Transaction Earnout Milestone”). The Blade Earnout Shares, excluding those issuable to Blade option holders, will be liability classified and remeasured to fair value each reporting period. The Blade Earnout Shares issuable to Blade option holders are subject to a service condition and will be recognized as equity classified instruments under ASC 718. Refer to Note 4 for more information.

Founder Shares held by Sponsor

During December 2020, the Sponsor subscribed to purchase 5,750,000 shares of BAC’s Class B ordinary shares for an aggregate price of $25,000 (the “Founder Shares”). As a result of the Merger, the Founder Shares will be modified to waive the Sponsor’s anti-dilution rights with respect to BAC Class B ordinary shares and remain restricted until vesting upon the occurrence of certain triggering events through the Earnout Period. The conditions and triggering events related to the Founder Shares are outlined below.

1,150,000 shares of BAC’s Class B ordinary shares (the “Sponsor Earnout Shares”), or 20% of the Founder Shares, will be placed in an escrow account at Closing and shall be subject to vesting and be released to the Sponsor if any time prior to or as of the fifth anniversary of the Closing, the Price Earnout Milestone or the Transaction Earnout Milestone is achieved. If the Price Earnout Milestone or the Transaction Earnout Milestone is not achieved prior to the fifth anniversary of the Closing, any unvested Sponsor Earnout Shares (and the related portion of any dividends or distributions thereon) will be forfeited.

The Sponsor Earnout Shares are subject to forfeiture based on the redemptions against the trust account by BAC’s Class A ordinary shareholders.

•        If more than 50% of Class A ordinary shares are redeemed, 100% of the Sponsor Earnout Shares will be forfeited

•        If more than 20% but less than 50% of Class A ordinary shares are redeemed, a pro rata portion of Sponsor Earnout Shares will be forfeited

•        If less than 20% of Class A ordinary shares are redeemed, none of the Sponsor Earnout Shares will be forfeited

The Sponsor Earnout shares will be accounted for as an equity classified derivative. Refer to Note 4 for more information.

Expected Accounting for the Merger

The Merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP because Blade has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”) under each the No Redemption, $75 Million Minimum Cash Redemption and Maximum Redemption scenarios. Under this method of accounting, BAC will be treated as the “acquired” company for financial reporting purposes. Accordingly, the consolidated assets, liabilities and results of operations of Blade will become the historical financial statements of Blade Biotherapeutics, and BAC’s assets, liabilities and results of operations will be consolidated with Blade’s beginning on the acquisition date. For accounting purposes, the financial statements of Blade Biotherapeutics will represent a continuation of the financial statements of Blade with the Merger being treated as the equivalent of Blade issuing stock for the net assets of BAC, accompanied by a recapitalization with no goodwill or other intangible assets recorded. Operations prior to the Merger will be presented as those of Blade in future reports of Blade Biotherapeutics.

Blade has been determined to be the accounting acquirer and predecessor in the Merger based on evaluation of the following facts and circumstances under each the No Redemption, $75 Million Minimum Cash Redemption and Maximum Redemption scenario:

•        Blade’s stockholders have the greatest voting interest in the combined entity with approximately 50.3%, 73.5% and 83.3% majority interest in a No Redemption, $75 Million Minimum Cash Redemption and Maximum Redemption scenario, respectively (refer to capitalization table below for details on these calculations);

•        Blade executives will hold all key executive positions of the combined company;

•        Blade stockholders will appoint the majority of the individuals on the Blade Biotherapeutics’ board of directors;

•        Blade comprises the largest relative size based on fair value and employees; and

•        The Combined Company will continue to operate under the Blade tradename, and the headquarters of the Combined Company remain as Blade’s headquarters.

Basis of Pro Forma Presentation

The unaudited pro forma combined financial information included in this proxy statement/prospectus has been prepared using the assumptions below with respect to the potential redemption into cash of BAC’s Class A ordinary shares:

•        No Redemption Scenario:    This presentation assumes that no public stockholders of BAC exercise redemption rights with respect to their Class A ordinary shares for a pro rata share of the funds in the trust account.

•       $75 Million Minimum Cash Redemption Scenario:    This scenario assumes that stockholders holding 17,941,265 shares of Class A Common Stock will exercise their redemption rights for an aggregate payment of $179.4 million of funds from BAC’s Trust Account, which is derived from the number of shares that could be redeemed in connection with the Transaction at an assumed redemption price of approximately $10.00 per share, based on the $230.0 million and approximately $91,000 of operating cash in the Trust Account per the unaudited pro forma condensed combined balance sheet as of December 31, 2021, the proceeds of $24.3 million from the PIPE Financing, less the minimum cash requirement of $75.0 million. The redemption amount under this scenario is presented prior to payment of estimated transaction expenses of $21.7 million, including BAC’s deferred underwriting commissions of $8.7 million from the BAC Initial Public Offering and $0.7 million of issuance costs related to the PIPE Financing, incurred in connection with the Merger.

•       Maximum Redemption Scenario:    This presentation assumes that stockholders holding 22,215,149 shares of Class A ordinary shares will exercise their redemption rights for an aggregate redemption payment of $222.2 million using a per share redemption price of approximately $10.00 per share, based on the $230.0 million and approximately $91,000 of operating cash in the Trust Account per the unaudited pro forma condensed combined balance sheet as of December 31, 2021, the proceeds of $24.3 million from the PIPE Financing, the BAC net liabilities before closing of ($27.2) million, less the minimum BAC net assets required after closing of $5.0 million. The maximum redemption amount is presented prior to payment of estimated transaction expenses of $21.7 million, including BAC’s deferred underwriting commissions of $8.7 million from the BAC Initial Public Offering and $0.7 million of issuance costs related to the PIPE Financing, incurred in connection with the Merger.

The Maximum Redemption Scenario is included in the pro forma condensed combined consolidated financial statements for illustrative purposes only, as Blade and its Designated Stockholders would need to waive the $75 million Minimum Cash Condition.

The three redemption scenarios included in the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of operations are based on the assumption that there are no adjustments for the outstanding Public Warrants issued in connection with the BAC Initial Public Offering as such securities are not exercisable until the later of 12 months from the date of BAC’s Initial Public Offering and 30 days after the Closing. There are also no adjustments for the estimated 3,355,930 shares reserved for the potential future issuance of shares of Blade Biotherapeutics’ common stock upon the exercise of the Blade Biotherapeutics options, as such events have not yet occurred.

The following summarizes the pro forma shares of Blade Biotherapeutics common stock issued and outstanding immediately after the Merger under the three redemption scenarios:

	No Redemption Scenario		$75 Million Minimum Cash Redemption Scenario		Maximum Redemption Scenario
	Shares	%	Shares	%	Shares	%
BAC Initial Public Offering Investors (Class A ordinary shares)(1)	23,000,000	41.4	23,000,000	63.1	23,000,000	71.5
Less: BAC Class A ordinary shares redeemed	—	—	(17,941,265)	(49.2)	(22,215,149)	(69.1)
Sponsor and related parties (Class B ordinary – Converts into Blade Biotherapeutics Common Stock on a one-for-one basis)(2)(3)	4,600,000	8.3	4,600,000	12.6	4,600,000	14.3
Total held by former BAC shareholders	27,600,000	49.7	9,658,735	26.5	5,384,851	16.7
Former Blade Stockholders(4)(5)(6)(7)(8)	27,952,223	50.3	26,798,171	73.5	26,798,171	83.3
Pro Forma Shares Outstanding(9)	55,552,223	100.0	36,456,906	100.0	32,183,022	100.0

____________

(1)     Amount excludes 11,500,000 outstanding Public Warrants issued in connection with the BAC Initial Public Offering as such securities are not exercisable until the later of (i) the date that is 30 days after the first date on which the Company completes a merger, share exchange, asset acquisitions, share purchase, reorganization or similar transaction, involving the Company and one or more businesses and (ii) the date that is 12 months from the date of the closing of the BAC Initial Public Offering.

(2)     Amount excludes 6,000,000 Private Placement Warrants held by the Sponsor.

(3)     Amount excludes 1,150,000 BAC Class B ordinary shares issued to BAC Sponsor that are subject to forfeiture upon certain triggering events (the “Founder Earnout Shares”). Under the $75 Million Minimum Cash Redemption Scenario and Maximum Redemption Scenario, 1,150,000 Founder Earnout Shares will be forfeited as a result of the triggering events upon the Merger closing. Under the No Redemption Scenario, none of the Founder Earnout Shares will be forfeited based on the triggering events upon closing of the Merger; however, such Founder Shares will be placed in escrow upon completion of the Merger and subject to forfeiture unless certain conditions are met.

(4)     Amount includes 2,430,000 shares of Blade Biotherapeutics Common Stock subscribed for by PIPE Investors, all of whom were existing Blade investors.

(5)     Amount includes the issuance of 1,154,052 shares of Blade Biotherapeutics’ Common Stock related to the ATXCo Earnout Shares as contingent consideration related to the ATXCo acquisition in the No Redemption Scenario. In the $75 Million Minimum Cash Scenario and the Maximum Redemption Scenario, the ATXCO Earnout Shares are converted into a right to receive shares of Blade Biotherapeutics Common Stock upon achievement of certain milestones, and as such, these contingently issuable shares are excluded from outstanding shares.

(6)     Amount includes 928,967 and 461,500 shares of Blade Biotherapeutics’ Common Stock related to the 2022 Convertible Notes and related warrants, respectively, for a total of 1,390,467 shares, which are converted from Blade common stock at the then-effective conversion rate, issued to Blade stockholders for $6.8 million of convertible notes issued subsequent to December 31, 2021. Upon the effectiveness of the Merger, the 2022 Convertible notes will automatically convert and the related warrants will automatically net exercise into shares of Blade Biotherapeutics’ Common Stock.

(7)     Amount excludes Blade Options that are exercisable for 3,355,930 shares of Blade Biotherapeutics’ common stock.

(8)     Amount excludes the 3,500,000 shares of Blade Biotherapeutics’ common stock issuable to Blade stockholders and option holders upon achievement of certain triggering events.

(9)     The figures in this table are presented only as illustrative examples and are based on the assumptions described above, which may be different from the actual amount of redemptions in connection with the Merger. In the event that BAC Class A ordinary shares are redeemed in connection with the Merger but the number of shares redeemed is less than 22,215,149, the ownership percentages set forth above will vary on a linear basis among the three scenarios.

Additionally, prior to closing of the Merger, BAC intends to adopt the 2022 Plan, as described in the section entitled “Annex D — The Incentive Plan Proposal.” Based on the terms of the Business Combination Agreement, up to 15% of Blade Biotherapeutics’ issued and outstanding shares following closing of the Merger, less any shares that are subject to Blade Options that are outstanding prior to the closing of the Merger, plus a 5% annual evergreen increase may be granted to employees. However, as the terms (e.g., vesting, form of award) for the awards are undecided, BAC has not included a pro forma adjustment because the related expense is not yet known.

The pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Merger and related transactions occurred on the dates indicated. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Further, the unaudited pro forma combined financial statements do not purport to project the future operating results or financial position of BAC following the completion of the Merger and related transactions. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma combined financial statements and are subject to change as additional information becomes available and analyses are performed. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and notes thereto of BAC and Blade.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2021
(in thousands except share and per-share data)

			No Redemption Scenario			$75 Million Minimum Cash Redemption Scenario			Maximum Redemption Scenario
	(1) Blade (Historical)	(2) BAC (Historical)	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current assets:
Cash and cash equivalents	$2,299	$91	$230,021	(A)	$241,005	$(179,413)	(EE)	$63,092	$(222,151)	(EEE)	$20,354
			23,571	(B)		1,500	(DD)		1,500	(DDD)
			(8,650)	(C)
			(12,934)	(D)
			6,607	(P)
Prepaid expenses and other current assets	1,085	208	—		1,293	—		1,293	—		1,293
Total current assets	3,384	299	238,615		242,298	(177,913)		64,385	(220,651)		21,647
Marketable securities – held in trust	—	230,021	(230,021)	(A)	—	—		—	—		—
Property and equipment, net	778	—	—		778	—		778	—		778
Restricted cash	249	—	—		249	—		249	—		249
Other assets, noncurrent	1,518	—	(1,518)	(D)	—	—		—	—		—
Total assets	$5,929	$230,320	$7,076		$243,325	$(177,913)		$65,412	$(220,651)		$22,674

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$3,734	$312	$(790)	(D)	$3,256	—		$3,256	—		$3,256
Term loan payable, current portion	3,297	—	—		3,297	—		3,297	—		3,297
Convertible notes payable at fair value	46,360	—	(46,360)	(F)	—	—		—	—		—
			6,807	(P)
			(6,807)	(Q)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2021 — (Continued)
(in thousands except share and per-share data)

			No Redemption Scenario			$75 Million Minimum Cash Redemption Scenario			Maximum Redemption Scenario
	(1) Blade (Historical)	(2) BAC (Historical)	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Due to related party	—	1	—		1	—		1	—		1
Accrued expenses and other current liabilities	11,155	—	(425)	(D)	7,595	—		7,595	—		7,595
			(3,135)	(G)
Contingent consideration, current	7,011	—	(7,011)	(H)	—	7,011	(HH)	7,011	7,011	(HH)	7,011

Total current liabilities	71,557	313	(57,721)		14,149	7,011		21,160	7,011		21,160
Convertible notes payable	12,066	—	(12,066)	(F)	—	—		—	—		—
Earnout liability	—	—	28,041	(I)	28,041	—		28,041	—		28,041
Deferred underwriting commissions in connection with the initial public offering	—	8,650	(8,650)	(C)	—	—		—	—		—
Warrant liabilities		18,505	(7,585)	(K)	10,920	—		10,920	—		10,920
Deferred rent	193	—	—		193	—		193	—		193
Total liabilities	83,816	27,468	(57,981)		53,303	7,011		60,314	7,011		60,314
Convertible preferred stock	89,107	—	(89,107)	(L)	—	—		—	—		—
Common stock subject to redemption	—	230,021	(230,021)	(E)	—	—		—	—		—
Total temporary equity	89,107	230,021	(319,128)		—	—		—	—		—
Stockholders‘ equity (deficit):
Blade Common stock	1	—	(1)	(M)	—	—		—	—		—
Blade Biotherapeutics Class A Common Stock	—	—	3	(E)	6	(2)	(EE)	4	(3)	(EEE)	3
			1	(F)
			1	(L)
			1	(N)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2021 — (Continued)
(in thousands except share and per-share data)

			No Redemption Scenario			$75 Million Minimum Cash Redemption Scenario			Maximum Redemption Scenario
	(1) Blade (Historical)	(2) BAC (Historical)	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Class B ordinary shares	—	1	(1)	(N)	—	—		—	—		—
Additional paid-in capital	7,785	—	23,571	(B)	393,650	552	(DD)	204,750	1,076	(DDD)	162,537
			(9,015)	(D)		(179,411)	(EE)		(222,148)	(EEE)
			230,018	(E)		(11,541)	(HH)		(11,541)	(HH)
			71,442	(F)		(10,481)	(JJ)		(10,481)	(JJ)
			6,779	(G)		10,481	(JJ)		10,481	(JJ)
			11,541	(H)		1,500	(OO)		1,500	(OO)
			(28,041)	(I)
			10,481	(J)
			(10,481)	(J)
			7,585	(K)
			89,106	(L)
			1	(M)
			(31,057)	(O)
			13,935	(Q)
Accumulated other comprehensive loss	35	—	—		35	—		35	—		35
Accumulated deficit	(174,815)	(27,170)	(4,222)	(D)	(203,669)	948	(DD)	(199,691)	424	(DDD)	(200,215)
			(13,017)	(F)		4,530	(HH)		4,530	(HH)
			(3,644)	(G)		(1,500)	(OO)		(1,500)	(OO)
			(4,530)	(H)
			31,057	(O)
			(200)	(P)
			(7,128)	(Q)
Total stockholders’ equity (deficit)	(166,994)	(27,169)	384,185		190,022	(184,924)		5,098	(227,662)		(37,640)
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$5,929	$230,320	$7,076		$243,325	$(177,913)		$65,412	$(220,651)		$22,674

____________

(1)      Derived from the audited consolidated balance sheet of Blade as of December 31, 2021. See Blade’s audited consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

(2)      Derived from the audited consolidated balance sheet of BAC as of December 31, 2021. See BAC’s audited financial consolidated statements and the related notes appearing elsewhere in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Year Ended December 31, 2021
(in thousands, except share and per-share data)

			No Redemption Scenario			$75 Million Minimum Cash Redemption Scenario			Maximum Redemption Scenario
	(1) Blade (Historical)	(2) BAC (Historical)	Pro Forma Adjustments		Pro Forma Balance Sheets	Pro Forma Adjustments		Pro Forma Balance Sheet	Pro Forma Adjustments		Pro Forma Balance Sheet
Operating expenses:
Research and development	$21,675	$—	$350	(a)	$22,025	$—		$22,025	$—		$22,025
General and administrative	9,039	1,570	975	(a)	15,806	(948)	(gg)	14,858	(424)	(ggg)	15,382
			4,222	(g)
Total operating expenses	30,714	1,570	5,547		37,831	(948)		36,883	(424)		37,407
Loss from operations	(30,714)	(1,570)	(5,547)		(37,831)	948		(36,883)	424		(37,407)
Other income (expense), net:
Interest expense	(2,560)	—	2,145	(b)	(415)	—		(415)	—		(415)
Change in fair value of convertible notes and warrants	(3,402)	(4,795)	(1,385)	(d)	(6,180)	—		(6,180)	—		(6,180)
			2,541	(e)
			861	(f)
Interest earned on investments in Trust Account	—	21	(21)	(c)	—	—		—	—		—
Transaction costs – warrants	—	(520)	—		(520)	—		(520)	—		(520)
Other income (expense), net	(2,851)	—	579	(h)	(2,472)	(579)	(hh)	(3,051)	(579)	(hh)	(3,051)
			(200)	(i)
Total other income (expense)	(8,813)	(5,294)	(4,520)		(9,587)	(579)		(10,166)	(579)		(10,166)
Loss before income taxes	(39,527)	(6,864)	(1,027)		(47,418)	369		(47,049)	(155)		(47,573)
Provision for income taxes	(2)	—	—		(2)	—		(2)	—		(2)
Net income (loss)	$(39,529)	$(6,864)	$(1,027)		$(47,420)	$369		$(47,051)	$(155)		$(47,575)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Year Ended December 31, 2021 — (Continued)
(in thousands, except share and per-share data)

			No Redemption Scenario		$75 Million Minimum Cash Redemption Scenario		Maximum Redemption Scenario
	(1) Blade (Historical)	(2) BAC (Historical)	Pro Forma Adjustments	Pro Forma Balance Sheets	Pro Forma Adjustments	Pro Forma Balance Sheet	Pro Forma Adjustments	Pro Forma Balance Sheet
Net loss per share attributable to Blade Biotherapeutics common stockholders, basic and diluted				$(0.85)		$(1.29)		$(1.48)
Weighted-average Blade Biotherapeutics shares used in computing net loss per share, basic and diluted				55,552,223		36,456,906		32,183,022
Net loss per share attributable to Blade common stockholders, basic and diluted	$(2.99)
Weighted-average shares of Blade common stock used in computing net loss per share, basic and diluted	13,210,927
Net loss per share attributable to BAC Class A ordinary shares, basic and diluted		$(0.25)
Weighted-average BAC Class A ordinary shares used in computing net loss per share, basic and diluted		21,235,616
Net loss per share attributable to BAC Class B ordinary shares, basic and diluted		$(0.25)
Weighted average BAC Class B ordinary shares used in computing net loss per share, basic and diluted		5,692,466

____________

(1)      Derived from the audited consolidated statement of operations of Blade for the year ended December 31, 2021. See Blade’s audited consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

(2)      Derived from the audited consolidated statement of operations of BAC for the year ended December 31, 2021. See BAC’s audited consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

The Merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, BAC, who is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes and Blade will be treated as the accounting acquirer. Accordingly, for accounting purposes, the Merger will be treated as the equivalent of a capital transaction in which Blade is issuing stock for the net assets of BAC with no goodwill or other intangible assets recorded. Operations prior to the Merger will be those of Blade. The unaudited pro forma condensed combined balance sheet as of December 31, 2021 assumes the Merger occurred on December 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 presents the pro forma effect of the Merger as if it had been completed on January 1, 2021.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 and the unaudited pro forma condensed combined statement of operations have been prepared using, and should be read in conjunction with, the following:

•        BAC’s historical audited consolidated financial statements as of and for the year ended December 31, 2021; and

•        Blade’s historical audited consolidated financial statements as of and for the year ended December 31, 2021.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Merger. The pro forma adjustments reflecting the consummation of the Merger are based on certain available information as of the date of these unaudited pro forma combined financial statements and certain assumptions and methodologies that BAC believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. BAC believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Merger based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements are not necessarily indicative of what the actual results of operations and financial position would have been had the Merger taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Blade Biotherapeutics. They should be read in conjunction with the historical financial statements and notes thereto of BAC and Blade.

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined financial statements have been prepared to illustrate the effect of the Merger and have been prepared for informational purposes only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to events that are directly attributable to the Merger. Blade and BAC have not had any historical relationship prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Pro Forma Adjustments to the Unaudited Condensed Combined Balance Sheet

(A)   Reflects the reclassification of $230.0 million of marketable securities held in the Trust Account to cash and cash equivalents that becomes available for general use by Blade Biotherapeutics following the Merger for each the No Redemption, $75 Million Minimum Cash Redemption and Maximum Redemption Scenarios.

(B)   Reflects the proceeds of $24.3 million received, less issuance costs of $0.7 million, from the issuance and sale of 2,430,000 shares of Blade Biotherapeutics Class A Common Stock at $10.00 per share pursuant to the PIPE Investment for each the No Redemption, $75 Minimum Cash Redemption and Maximum Redemption Scenarios.

(C)   Reflects the payment of deferred underwriting fees of $8.7 million incurred during the BAC Initial Public Offering due upon completion of the Merger for each the No Redemption, $75 Million Minimum Cash Redemption and Maximum Redemption Scenario.

(D)   Reflects the payment of estimated direct and incremental transaction costs consisting of legal, financial advisory, accounting and other professional fees incurred by BAC and Blade. Total estimated transaction costs of BAC, excluding deferred underwriting fees, are $3.9 million of which $0.6 million were incurred in 2021 and expensed as incurred. Total estimated transaction costs of Blade are $9.4 million of which $1.5 million were incurred in 2021 and capitalized as deferred offering costs within other non-current assets on Blade’s consolidated balance sheet as of December 31, 2021 and of which $500,000 was paid prior to December 31, 2021. Blade’s direct and incremental costs related to the Merger are reflected as a reduction to additional paid-in capital or as an increase to accumulated deficit, as appropriate, based on the allocation of such costs to all instruments assumed or issued in the Merger, including BAC Class A ordinary shares, BAC Class B Ordinary shares, BAC Public Warrant liability and Sponsor Earnout Shares. Transaction costs of $0.3 million allocated to the BAC Private Placement Warrants liability are expensed in the No Redemption Scenario. As of December 31, 2021, transaction costs of $0.8 million and $0.4 million were recognized within accounts payable and accrued expenses and other current liabilities, respectively.

(DD)    Reflects a $0.9 million adjustment to transaction costs in the $75 Million Minimum Cash Scenario, comprised of (i) a $1.5 million reduction in BAC transaction costs expensed in the period incurred related to banker fees that are forfeited in the $75 Million Minimum Cash Redemption Scenario, and a (ii) $0.6 million increase in transaction costs allocated to the BAC Private Placement warrant that are expensed in the period incurred, due to the reallocation of transaction costs to remaining instruments issued or assumed in the Merger after the forfeiture of the 1,150,000 Sponsor Earnout Shares and redemptions of 17,941,265 shares of BAC Class A Common Stock in the $75 Million Minimum Cash Scenario.

(DDD)    Reflects a $0.4 million adjustment to transaction costs in the Maximum Redemption Scenario, comprised of (i) a $1.5 million reduction in BAC transaction costs expensed in the period related to banker fees that are forfeited in the Maximum Redemption Scenario, and a (ii) $1.1 million increase in transaction costs allocated to the BAC Private Placement warrant that are expensed in the period incurred, due to the reallocation of transaction costs to remaining instruments issued or assumed in the Merger after the forfeiture of the 1,150,000 Sponsor Earnout Shares and redemptions of 22,215,149 shares of BAC Class A Common Stock in the Maximum Redemption Scenario.

(E)   In the No Redemption Scenario, the 23,000,000 BAC Class A ordinary shares subject to redemption for cash amounting to $230.0 million would be converted into shares of Blade Biotherapeutics’ common stock and transferred to Blade Biotherapeutics Common Stock and additional paid in capital in permanent equity.

(EE)    In the $75 Million Minimum Cash Redemption Scenario, it is assumed that stockholders holding 17,941,265 BAC Class A ordinary stock will exercise their redemption rights for an aggregate payment of $179.4 million of funds from BAC’s Trust Account, which is derived from the number of shares that could be redeemed in connection with the Transaction at an assumed redemption price of approximately $10.00 per share, calculated based on funds held in the Trust Account as of December 31, 2021 of $230.0 million, plus the gross proceeds of $24.3 million from the PIPE Financing, less the million minimum cash requirement of $75.0 million.

(EEE)    In the Maximum Redemption Scenario, it is assumed that stockholders holding 22,215,149 Class A ordinary shares will exercise their redemption rights for an aggregate payment of $222.2 million of funds from BAC’s Trust Account, which is derived from the number of shares that could be redeemed in connection with the Transaction at a redemption price of $10.00 per share, calculated based on funds held in the Trust Account as of December 31, 2021 of $230.0 million, plus the proceeds of $24.3 million from the PIPE Financing, plus the BAC net liabilities before closing of ($27.2) million, less the minimum BAC net assets required after closing of $5.0 million.

(F)    Reflects the conversion of all of Blade’s convertible promissory notes held at amortized cost outstanding in the aggregate amount of $12.1 million and convertible promissory notes held at fair value outstanding in the aggregate amount of $59.4 million, which includes an adjustment for a final remeasurement to fair value as of the transaction date of $13.0 million, into 8,526,724 shares of Blade Biotherapeutics’ common stock. This entry excludes the 928,967 shares of Blade Biotherapeutics’ common stock issued to Blade stockholders for $6.8 million of convertible notes issued subsequent to December 31, 2021 that will be converted upon the effectiveness of the Merger.

(G)   Reflects the net exercise of liability classified Blade common stock warrants into 886,726 shares of Blade Biotherapeutics’ Common Stock, resulting in an adjustment to additional paid in capital of $6.7 million consisting of (a) the reclassification of the warrant liability balance as of December 31, 2021 of $3.1 million and (b) $3.6 million from the remeasurement of the warrants to fair value as of the transaction date.

(H)   Reflects an adjustment for the remeasurement to fair value of $4.5 million and the reclassification of the contingent consideration liability related to the ATXCo Earnout Shares to Blade Biotherapeutics Common Stock and additional paid in capital in the amount of $11.5 million upon conversion into 1,154,052 shares of Blade Biotherapeutics Common Stock in the No Redemption Scenario, as a result of a change in control provision in the original ATXCo Acquisition Agreement.

(HH)    Reflects the reversal of the adjustment for the final remeasurement to fair value and reversal of the reclassification of the ATXCo contingent consideration liability under the $75 Million Minimum Cash Redemption Scenario and Maximum Redemption Scenario. In the $75 Million Minimum Cash Redemption scenario and Maximum Redemption Scenario, the contingent consideration liability remains outstanding, as the ATXCo Earnout Shares will convert into the right to receive 1,154,052 shares of Blade Biotherapeutics Common Stock, if certain milestones are met.

(I)     Reflects the preliminary estimated fair value of the 3,076,607 Blade Earnout Shares contingently issuable to Blade equity holders as of the Merger closing under the No Redemption Scenario, $75 Million Minimum Cash Redemption Scenario and the Maximum Redemption Scenario that are liability classified. The Blade Earnout Shares, excluding the 423,393 Blade Earnout Shares contingently issuable to Blade option holders, will be liability classified and remeasured to fair value each reporting period. The preliminary estimated fair values were determined using the most reliable information available. The actual fair values could change materially once the final valuation is determined at the Merger closing. Refer to Note 4 for more information.

(J)    Reflects the preliminary estimated fair value of the 1,150,000 Founder Earnout Shares contingently issuable to the SPAC Founders as of the Merger closing under the No Redemption Scenario. The Sponsor Earnout shares will be accounted for as an equity classified derivative, initially measured at fair value. The preliminary estimated fair values were determined using the most reliable information available. The actual fair values could change materially once the final valuation is determined at the Merger closing. Refer to Note 4 for more information.

(JJ)     Reflects the reversal of the preliminary estimated fair value of the 1,150,000 Founder Earnout shares contingently issuable to the SPAC Founders as of the Merger closing. Under the $75 Million Minimum Cash Redemption Scenario and Maximum Redemption Scenario, the preliminary fair value of the Founder Earnout Shares is reversed as such shares are forfeited upon the Merger closing.

(K)   Reflects the reclassification of 11,500,000 Public Warrants from liability to equity upon closing of the Merger for the No Redemption Scenario, $75 Million Minimum Cash Redemption Scenario and Maximum Redemption Scenario as the Public Warrants are expected to qualify for equity classification upon closing of the Merger. The Company expects the Private Placement Warrants to continue to be liability classified after the closing of the Merger.

(L)    Reflects the conversion of Blade’s convertible preferred stock into 12,930,645 shares of Blade Biotherapeutics Common Stock upon closing of the Merger for the No Redemption Scenario, $75 Million Minimum Cash Redemption Scenario and Maximum Redemption Scenario.

(M)   Reflects the recapitalization of Blade Common Stock to Blade Biotherapeutics Common stock on closing of the Merger for each the No Redemption Scenario, $75 Million Minimum Cash Redemption Scenario and Maximum Redemption Scenario.

(N)   Reflects the conversion of 4,600,000 BAC Class B ordinary shares into shares of Blade Biotherapeutics Common Stock on a one-to-one basis. This excludes the 1,150,000 Founder Earnout Shares subject to forfeiture (see Adjustment (J) above).

(O)   Reflects the elimination of the historical accumulated deficit of BAC, the legal acquirer, in the amount of $31.1 million in the No Redemption Scenario, comprised of historical accumulated deficit of BAC of $27.2 million and BAC transaction costs of $3.9 million, with a corresponding adjustment to additional paid-in capital for Blade Biotherapeutics in connection with the reverse recapitalization upon closing of the Merger for the No Redemption Scenario.

(OO)   Reflects an adjustment to the elimination of the historical accumulated deficit of BAC related to a reduction of BAC transaction costs of $1.5 million related to banker fees that are forfeited in both the $75 Million Minimum Cash Redemption Scenario and Maximum Redemption Scenario as discussed in adjustments (D) and (DD) above.

(P)   Reflects the $6.8 million cash proceeds from issuance of the 2022 Convertible Notes in February 2022 and related warrants to purchase Blade common stock. This entry assumes that the 2022 Convertible Notes are issued at fair value and does not allocate any consideration to the warrants to purchase 2,983,058 shares of Blade common stock. This entry is net of estimated issuance costs of $0.2 million that will be expensed in the period incurred.

(Q)   Reflects $7.1 million remeasurement to fair value and the $6.8 million reclassification of the 2022 Convertible Notes from Convertible Notes at fair value to common stock and additional paid in capital upon conversion of the 2022 Convertible Notes and net exercise of the related common stock warrants into 928,967 and 461,500 shares of Blade Biotherapeutics’ Common Stock, respectively.

Pro Forma Adjustments to the Unaudited Combined Statements of Operations

(a)    Reflects the incremental stock-based compensation expense for modification of the Blade stock options on grant of the Blade Earnout Shares to Blade option holders that are subject to service and market or performance conditions (see Note 4 below).

(b)    Reflects the elimination of interest expense for Blade’s convertible promissory notes held at fair value and the debt discount amortization on Blade’s convertible promissory notes held at amortized cost.

(c)    Reflects the elimination of investment income for year ended December 31, 2021 related to the investments held in the BAC Trust Account for the No Redemption Scenario, $75 Million Minimum Cash Redemption Scenario and Maximum Redemption Scenario.

(d)    Reflects the elimination of the change in fair value of the derivative warrant liability related to the Public Warrants due to the reclassification from liability to equity upon closing of the Merger for the No Redemption Scenario, $75 Million Minimum Cash Redemption Scenario and Maximum Redemption Scenario as the Public Warrants are expected to qualify for equity classification upon closing of the Merger. BAC expects that the Private Placement Warrants will continue to be liability classified derivatives subsequent to the Merger.

(e)    Reflects the elimination of the fair market value adjustment on remeasurement of Blade’s convertible notes at fair value.

(f)     Reflects the elimination of the change in fair value of Blade’s common stock warrant liability due to its automatic net exercise upon closing of the Merger for the No Redemption Scenario, $75 Million Minimum Cash Redemption Scenario and Maximum Redemption Scenario.

(g)    Reflects $3.9 million of BAC transaction expenses and $0.3 million of Blade direct and incremental Blade transaction expenses in the No Redemption Scenario that are allocated to the BAC Private Placement Warrants liability that are expensed on the closing of the Merger.

(gg)  Reflects a $0.9 million adjustment to transaction costs in the $75 Million Minimum Cash Scenario, comprised of (i) a $1.5 million reduction in BAC transaction costs that are expensed in the period incurred related to banker fees that are forfeited in the $75 Million Minimum Cash scenario and a (ii) $0.6 million increase in transaction costs allocated to the BAC Private Placement warrant that are expensed in the period incurred, due to the reallocation of transaction costs to remaining instruments issued or assumed in the Merger after the forfeiture of the 1,150,000 Sponsor Earnout Shares and redemptions of 17,941,265 shares of BAC Class A Common Stock in the $75 Million Minimum Cash Scenario.

(ggg)     Reflects a $0.4 million adjustment to transaction costs in the Maximum Redemptions Scenario, comprised of (i) a $1.5 million reduction in BAC transaction costs that are expensed in the period incurred related to banker fees that are forfeited in the Maximum Scenario and a (ii) $1.1 million increase in transaction costs allocated to the BAC Private Placement warrant that are expensed in the period incurred, due to the reallocation of transaction costs to remaining instruments issued or assumed in the Merger after the forfeiture of the 1,150,000 Sponsor Earnout Shares and redemptions of 22,215,149 shares of BAC Class A Common Stock in the Max Redemption Scenario.

(h)    Reflects the elimination of the change in fair value of the ATXCo contingent consideration due to the settlement of the ATXCo Earnout Shares upon the Transaction closing under No Redemption Scenario.

(hh)  Reflects the reversal of the elimination of the change in fair value of the ATXCo consideration. Under the $75 Million Minimum Cash Redemption Scenario and the Maximum Redemption scenario, the contingent consideration liability remains outstanding, as the right to receive shares of Blade C-1 convertible preferred stock will convert into the right to receive shares of Blade Biotherapeutics Common Stock.

(i)     Reflects the estimated transaction costs associated with the 2022 Convertible Notes.

3. Net Loss per Share

The calculation of weighted-average shares outstanding for basic and diluted net loss per share assumes that BAC’s Initial Public Offering occurred as of January 1, 2021. In addition, as the business combination is being reflected as if it had occurred on this date, the calculation of weighted-average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the merger for the entire period for the Maximum Redemption Scenario.

The following presents the calculation of basic and diluted weighted-average common shares outstanding.

	No Redemption Scenario		$75 Million Minimum Cash Redemption Scenario		Maximum Redemption Scenario
	Shares	%	Shares	%	Shares	%
BAC public shareholders	23,000,000	41.4	5,058,735	13.9	784,851	2.4
Sponsor and related parties(1)	4,600,000	8.3	4,600,000	12.6	4,600,000	14.3
Former Blade stockholders(2)(3)	27,952,223	50.3	26,798,171	73.5	26,798,171	83.3
Pro Forma weighted-average shares, basic and diluted	55,552,223	100.0	36,456,906	100.0	32,183,022	100.0

____________

(1)      The Sponsor and related parties hold 1,150,000 Founder Shares that are subject to vesting and forfeiture upon certain triggering events. For the $75 Million Minimum Cash Redemption and Maximum Redemption Scenarios, 1,150,000 Founder Shares will meet triggering events upon the Merger closing and will be forfeited. For the No Redemption Scenario, none of the Founder Shares will be forfeited on the Merger closing and 1,150,000 Founder Shares will be placed in escrow and remain subject to vesting or forfeiture upon certain triggering events.

(2)      Amount includes 2,430,000 shares of Blade Biotherapeutics’ common stock subscribed for by PIPE Investors, all of whom were existing Blade investors.

(3)      Amount for the No Redemption Scenario includes 1,154,052 shares of Blade Biotherapeutics’ common stock issued on conversion of the ATXCo Earnout Shares.

Upon the Merger closing, the following outstanding shares of Blade Biotherapeutics’ common stock equivalents were excluded from the computation of pro forma diluted net loss per share for the scenarios presented because including them would have had an anti-dilutive effect:

	No Redemption	$75 Million Minimum Cash Redemption	Max Redemption
Private Placement Warrants	6,000,000	6,000,000	6,000,000
Public Warrants	11,500,000	11,500,000	11,500,000
Blade options	3,355,930	3,355,930	3,355,930
ATXCo Earnout Shares(3)	—	1,154,052	1,154,052
Founder Earnout Shares(1)	1,150,000	—	—
Blade Earnout Shares(2)	3,500,000	3,500,000	3,500,000
Total	25,505,930	25,509,982	25,509,982

____________

(1)     Under the No Redemption Scenario, the Founder Earnout Shares are excluded from the pro forma net loss per share calculation as such shares are subject to forfeiture as the triggering events have not been achieved. The Founder Earnout shares will be excluded from basic and diluted EPS until the triggering events are achieved. Under the $75 Million Minimum Cash Redemption and Maximum Redemption Scenarios, 1,150,000 shares are forfeited upon the Merger closing.

(2)     Following the Merger closing, 3,500,000 Blade Earnout Shares are excluded from the pro forma net loss per share anti-dilutive table for each scenario presented as such shares are contingently issuable until the triggering events have been achieved. The Blade Earnout shares will be excluded from basic and diluted EPS until the triggering events are achieved.

(3)     In the No Redemption Scenario, the ATXCo Earnout Shares are converted into shares of Blade Biotherapeutics Common Stock at the applicable conversion ratio.

4. Blade Earnout Shares and Founder Shares

The Blade Earnout Shares, excluding those issuable to Blade option holders, are expected to be accounted for as liability classified instruments that are earned upon achievement of the triggering events, which include events that are not indexed to the Blade Biotherapeutics’ common stock. The estimated fair value of the Blade Earnout Shares to stockholders, excluding those issuable to Blade option holders, is $28.0 million under the No Redemption, $75 Million Minimum Cash Redemption and Maximum Redemption Scenarios. The preliminary estimated fair value of the Blade Earnout Shares was estimated using a Monte Carlo simulation valuation model using a distribution of potential outcomes over the five-year Earnout Period.

The Blade Earnout Shares issuable to Blade option holders are subject to a service condition and a market condition or performance condition and are expected to be accounted for as equity classified instruments subject to ASC 718. The grant of the Blade Earnout Shares to Blade option holders introduces new vesting conditions and modifies the Blade stock options. Since the 2015 Blade stock option plan contained a make-whole provision that required the grant of the Blade Earnout Shares to Blade option holders, the Company estimates that there is no incremental fair value to the Blade stock options on modification, since the fair value immediately before the modification would consider the grant of the Blade Earnout Shares. The Company expects to recognize the unrecognized stock-based compensation expense, if any, on the modified unvested Blade stock options over the remaining service period using the accelerated attribution method. The Company does not expect to recognize any stock-based compensation on the modified vested Blade stock options, since there is no remaining unrecognized expense.

The Founder Earnout Shares are expected to be accounted for as equity classified derivative instruments. The estimated fair value of the Founder Earnout Shares is $10.5 million under the No Redemption Scenario. Under the $75 Million Minimum Cash Redemption and Maximum Redemption Scenarios, 1,150,000 Founder Earnout Shares are forfeited upon the Merger closing. The preliminary estimated fair value of the Founder Earnout Shares was estimated using a Monte Carlo simulation model using a distribution of potential outcomes over the five-year Earnout Period.

INFORMATION ABOUT BAC

Introduction

BAC is a Cayman Islands exempted company incorporated on September 3, 2020. BAC was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses, with a focus on the healthcare sector

Significant Activities since Inception

On January 28, 2021, BAC consummated its Initial Public Offering of 23,000,000 Units, which included a full exercise by the underwriters of the Initial Public Offering of their over-allotment option. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to BAC of $230,000,000.

Simultaneously with the closing of the Initial Public Offering, BAC completed a private sale of 6,000,000 Private Placement Warrants to Biotech Sponsor LLC at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to the Company of $6,000,000.

Following the closing of the Initial Public Offering on January 28, 2021, a total of $230,000,000, consisting of $226,000,000 of net proceeds from the Initial Public Offering (which amount includes $8,650,000 of deferred underwriting commissions) and $4,000,000 of proceeds from the sale of the Private Placement Warrants, was placed in the Trust Account, until the earlier of: (i) the consummation of a business combination or (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Current Charter to modify the substance or timing of BAC’s obligation to redeem 100% of the public shares if the BAC does not complete its initial business combination within the required time period or with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity and (iii) the redemption of the public shares if BAC is unable to complete an initial business combination within the required time period, subject to applicable law.

After the payment of underwriting discounts and commissions of $4,000,000 and approximately $464,249 in other expenses relating to the Initial Public Offering approximately $1,678,493 of the net proceeds of the Initial Public Offering and private placement was not deposited into the Trust Account and was retained by BAC for the payment of offering expenses and working capital purposes. The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of December 31, 2021, there was $230,021,238 in marketable securities held in the Trust Account and $91,407 of cash held outside the Trust Account available for working capital purposes.

Business Combination

Fair Market Value of Target Business

Pursuant to Nasdaq listing rules, the target business or businesses that BAC acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for BAC’s initial business combination, although BAC may acquire a target business whose fair market value significantly exceeds 80% of the Trust Account balance. The fair market value of the target will be determined by the BAC Board based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). The BAC Board obtained a fairness opinion from Vantage Point Advisors, Inc. The public shareholders will be relying on the business judgment of the BAC Board, which will have significant discretion in choosing the standard used to establish the fair market value of the target or targets, and different methods of valuation may vary greatly in outcome from one another. As discussed in the Section entitled “Proposal 2: The Business Combination Proposal — Satisfaction of 80% Test,” the BAC Board determined that this test was met in connection with the Business Combination.

If Nasdaq delists BAC’s securities from trading on its exchange, BAC would not be required to satisfy the fair market value requirement described above and could complete a business combination with a target business having a fair market value substantially below 80% of the balance in the Trust Account.

Shareholder Approval of Business Combination

BAC is seeking public shareholder approval of the Business Combination at the Meeting and, in connection with such meeting, public shareholders may redeem their ordinary shares for cash in accordance with the procedures described in this proxy statement/prospectus. Such redemption rights will be effected under the Current Charter and the laws of the Cayman Islands. BAC’s Sponsor and its directors and officers have agreed in the Letter Agreement (i) to vote the Sponsor Shares and any other ordinary shares owned by the Sponsor, or BAC’s directors and officers, in favor of the Business Combination; and (ii) to not redeem any ordinary shares in connection with a shareholder vote to approve a proposed initial business combination, including the Business Combination.

BAC will complete the Business Combination (or any other proposed initial business combination, if the Business Combination is not completed) only if BAC has net tangible assets of at least $5,000,001 upon such consummation and, solely if BAC obtains approval from a majority of the issued and outstanding ordinary shares. BAC chose the net tangible asset threshold of $5,000,001 to ensure that it would avoid being subject to Rule 419 promulgated under the Securities Act. Further, it is a condition to Closing, which Blade may waive, that BAC have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of any redemptions) and the proceeds of any PIPE Investment, prior to paying any of BAC’s expenses and liabilities due at the Closing, of an amount equal to $75,000,000. For more information related to this condition, please refer to the section entitled “Risk Factors — Risks Related to BAC” for more information. If the condition above is (1) not waived by Blade; (2) BAC is unable to satisfy such condition, including with funds from the PIPE Investment, and (3) BAC is not able to secure additional third-party financing in order to meet the condition, BAC may not be able to consummate the Business Combination with Blade and it may not be able to locate another suitable target prior to January 28, 2023, if at all. Public shareholders may therefore have to wait until after January 28, 2023 in order to be able to receive a pro rata share of the Trust Account.

Shareholder Redemption Rights

In connection with the Meeting, public shareholders (but not BAC’s Initial shareholders) may seek to exercise redemption rights with respect to their public shares, regardless of whether they vote for or against the Business Combination, for the Redemption Price. Notwithstanding the foregoing, BAC’s Initial shareholders have agreed, pursuant to the Sponsor Letter with us, not to exercise their rights to redeem any public shares held by them for the Redemption Price Account. Redemption rights of public shareholders, if properly exercised in the manner described in this proxy statement/prospectus will be effected under the Current Charter and Cayman Islands Companies Act. At the Meeting, public shareholders have the ability to vote against the Business Combination and not seek redemption of their public shares.

BAC’s Initial shareholders, directors and officers will not have redemption rights with respect to any ordinary shares owned by them, directly or indirectly, whether acquired prior to the Initial Public Offering or purchased by them in the Initial Public Offering or in the aftermarket. Additionally, the purchasers of the Units will not have redemption rights with respect to any ordinary shares owned by them.

Pursuant to BAC’s Current Charter, a Public Shareholder may request that BAC redeem all or a portion of its public shares for cash if the Business Combination is consummated, subject to certain limitations, for cash equal to the applicable Redemption Price; provided, however, that BAC may not redeem such shares to the extent that such redemption would result in BAC having net tangible assets (as determined under the Exchange Act) of less than $5,000,001 upon the completion of the Business Combination.

A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder:

(a)    holds public shares or holds public shares through Units and elects to separate such Units into the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares; and

(b)    prior to 5 p.m., Eastern Time on May 27, 2022 (two business days prior to the vote at the Meeting), (i) submit a written request to Continental Stock Transfer & Trust Company, BAC’s Transfer Agent, that BAC redeem his/her/its public shares for cash and (ii) deliver his/her/its share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through The Depository Trust Company.

Holders of Units must elect to separate the underlying public shares and warrants prior to exercising redemption rights with respect to the public shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying public shares and warrants, or if a holder holds Units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Any corrected or modified written demand of redemption rights must be received by the Transfer Agent prior to 5:00 p.m., Eastern Time, on May 27, 2022 (two business days prior to the vote at the Meeting), No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the transfer agent prior to 5:00 p.m., Eastern Time, on May 27, 2022 (two business days prior to the vote at the Meeting),

Public shareholders may elect to redeem all or a portion of their public shares regardless of whether they vote for or against the Business Combination Proposal.

Any request to redeem public shares, once made, may not be withdrawn once submitted to BAC unless BAC permits the withdrawal of such redemption request (which it may do in whole or in part). A BAC shareholder can make such request by contacting the Transfer Agent at the address or email address listed in the accompanying proxy statement/prospectus. BAC will be required to honor such request only if made prior to the Closing.

Public shareholders seeking to exercise their redemption rights and opting to deliver physical certificates and other redemption forms should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is BAC’s understanding that public shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, BAC does not have any control over this process and it may take longer than two weeks. Public shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.

If a public shareholder properly demands redemption as described above, then, if the Business Combination is completed, BAC will redeem the shares subject to the redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption rights, then you will be exchanging your BAC shares for cash and will no longer own these shares following the Business Combination.

If you are a public shareholder and you exercise your redemption rights, it will not result in either the exercise or loss of any BAC warrants. Your BAC warrants will continue to be outstanding following a Redemption of your public shares and will become exercisable in connection with the completion of the Business Combination. Holders of Units have waived redemption rights in connection with the Business Combination.

If the initial business combination is not approved or completed for any reason, then public shareholders who elected to exercise their redemption rights would not be entitled to exercise their rights to redeem their ordinary shares for the applicable pro rata share of the Trust Account. In such case, BAC will promptly return any share certificates (if any) and other redemption forms delivered by Public Shareholders.

Limitation on Redemption Rights

In connection with the Business Combination a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking conversion of its shares with respect to more than an aggregate of 15% of the shares sold in the Initial Public Offering. BAC believes the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to convert their shares as a means to force BAC or BAC’s management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in the Initial Public Offering could threaten to exercise its conversion rights against an initial business combination if such holder’s shares are not purchased by BAC or BAC’s management at a premium to the then-current market price or on other undesirable terms. By limiting BAC’s shareholders’ ability to convert no more than 15% of the shares sold in the Initial Public Offering, BAC believes that it will limit the ability of a small group of shareholders to unreasonably attempt to block BAC’s ability to complete BAC’s initial business combination, particularly in connection with an initial business combination with a target that requires as a closing condition that BAC has a minimum net worth or a certain amount of cash. However, BAC would not be restricting BAC’s shareholders’ ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in the Initial Public Offering) for or against BAC’s initial business combination.

Redemption of Public Shares if No Business Combination

If BAC does not complete a business combination by January 28, 2023, BAC will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account not previously released to us to pay BAC’s tax obligations and less up to $100,000 of interest BAC may use for BAC’s working capital obligations, including any necessary liquidation or dissolution expenses, divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of BAC’s remaining shareholders and BAC’s Board, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to BAC’s obligations under the Cayman Islands Companies Act to provide for claims of creditors and the requirements of other applicable law.

Prior to such redemption of public shares, BAC would be required to assess all claims that may be potentially brought against BAC by BAC’s creditors for amounts they are actually owed and make provision for such amounts, as creditors take priority over the public shareholders with respect to amounts that are owed to them. There can be no assurances that BAC will properly assess all claims that may be potentially brought against us. As such, BAC’s shareholders could potentially be liable for any claims of creditors to the extent of distributions received by them as an unlawful payment in the event BAC enters an insolvent liquidation. Furthermore, while BAC will seek to have all vendors and service providers (which would include any third parties we engaged to assist BAC in any way in connection with BAC’s search for a target business) and prospective target businesses execute agreements with BAC waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with BAC, they will not seek recourse against the Trust Account or that a court would conclude that such agreements are legally enforceable.

Each of BACs Initial Shareholders and the purchasers of the Units have agreed to waive their rights to participate in any liquidation of BAC’s Trust Account with respect to the Sponsor Shares, private shares and Private Placement Warrants. There will be no distribution from the Trust Account with respect to BAC’s warrants which will expire worthless.

If BAC is unable to complete an initial business combination and expend all of the net proceeds of BAC’s Initial Public Offering, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the initial per-share distribution from the Trust Account would be approximately $10.00 (based on the Trust Account balance as of September 30, 2021).

The proceeds deposited in the Trust Account could, however, become subject to the claims of BAC’s creditors which would be prior to the claims of the public shareholders. Although BAC will seek to have all vendors, including lenders for money borrowed, prospective target businesses or other entities BAC engages execute agreements with BAC waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against BAC’s assets, including the funds held in the Trust Account. If any third party refused to execute an agreement waiving such claims to the monies held in the Trust Account, we would perform an analysis of the alternatives available to us if BAC chooses not to engage such third party and evaluate if such engagement would be in the best interest of the public Shareholders if such third party refused to waive such claims. Examples of possible instances where BAC may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, BAC’s management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to BAC than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with BAC and will not seek recourse against the Trust Account for any reason.

Employees

BAC has four executive officers. These individuals are not obligated to devote any specific number of hours to BAC matters and devote only as much time as they deem necessary to BAC’s affairs. BAC does not intend to have any full-time employees prior to the completion of a business combination.

Legal Proceedings

To the knowledge of BAC’s management, there is no litigation currently pending or contemplated against BAC, any of BAC’s officers or directors in their capacity as such or against any of BAC’s property.

BAC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a blank check company incorporated as a Cayman Islands exempted company on September 3, 2020, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. We intend to effectuate our business combination using cash from the proceeds of our initial public offering and the sale of the private placement warrants, our capital shares, debt or a combination of cash, shares and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.

Recent Developments

On November 8, 2021, BAC entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Blade Therapeutics, Inc., a Delaware corporation (“Blade”), Blade Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Blade Merger Sub”), Biotech Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from and after the closing of the transactions contemplated in the Merger Agreement (the “Closing”) of the shareholders of the Company as of immediately prior to the Closing and their successors and assignees (in such capacity, the “BAC Representative”), and Jean-Frédéric Viret in the capacity as the representative of the Earnout Participants (as defined in the Merger Agreement) from and after the Closing (in such capacity, the “Blade Representative”).

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, (i) prior to the Closing, BAC will transfer by way of continuation out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation (the “Domestication”) and (ii) at the Closing, and following the Domestication and the PIPE Investment (defined below), Blade Merger Sub will merge with and into Blade (the “Merger”), with Blade continuing as the surviving entity and wholly-owned subsidiary of BAC, and with each Blade stockholder receiving ordinary shares of BAC at the Closing. Simultaneously with entering into the Merger Agreement, BAC entered into the Blade Subscription Agreements (as defined below) with investors (the “PIPE Investors”) pursuant the investors will purchase a total of 2,430,000 shares of the Company’s ordinary shares in a “private investment in public equity” transaction (the “PIPE”) for a purchase price equal to $10.00 per share and aggregate gross proceeds to BAC equal to $24,300,000. The PIPE Investors include certain existing Blade shareholders.

The total consideration received by Blade security holders from BAC at the Closing will have an aggregate value equal to $280,000,000 less the value of certain contingent payments that may become payable to Blade’s current Series C-1 Preferred Shareholders (the “Merger Consideration”), payable, in the case of Blade shareholders, solely in newly issued shares of BAC’s ordinary shares and, in the case of Blade option holders, by assumption of such options by BAC (valued based on the net spread of such options), plus the additional contingent right to receive the Earnout Shares (as defined below) after the Closing, as described below. All preferred stock of Blade and all convertible promissory notes of Blade will be required to be converted into shares of Blade common stock prior to the Closing, and will share in the Merger Consideration. All warrants of Blade will be required to be exercised in full on a cash or cashless basis or terminated without exercise, as applicable and in accordance with their respective terms, prior to the Closing.

In addition to the Merger Consideration set forth above, the Earnout Participants will also have a contingent right to receive up to an additional 3,500,000 shares of BAC’s ordinary shares (the “Earnout Shares”) after the Closing based on the stock price performance of the post-Closing Company’s common stock (the “Earnout Period”). The Earnout Shares will become issuable if, during the Earnout Period, the closing price of the post-Closing Company’s common stock is equal to or greater than $15.00 per share for any 20 trading days within any 30 trading day period (the “Price Earnout Milestone”) or, prior to the occurrence of a Price Earnout Milestone, (A) BAC consummates a sale, merger, consolidation, liquidation, exchange offer or other similar transaction that results in the stockholders of the post-Closing Company immediately prior to such transaction having beneficial ownership of less than fifty percent (50%) of the outstanding voting securities of BAC or the surviving entity in such transaction, directly or indirectly, immediately following such transaction, (B) BAC consummates a “going private transaction” or otherwise ceases to be subject to the reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (C) the post-Closing Company’s common stock ceases to be listed on a national securities exchange. Unlike the Merger Consideration, the Earnout Shares will be allocated among Blade’s security holders on a fully-diluted basis as of the Closing, without treating assumed Blade options on a net exercise basis, and with holders of unvested Blade options receiving restricted stock units for a number of shares of common stock of the post-Closing Company equal to such portion of the Earnout Shares otherwise issuable to such Earnout Participant in respect of such unvested Blade options.

Simultaneously with the execution of the Merger Agreement, BAC and Blade entered into subscription agreements (collectively, the “Blade Subscription Agreements”) with PIPE Investors for an aggregate purchase of 2,430,000 shares of BAC’s ordinary shares, par value $0.0001 per share (the “PIPE Shares”), at a price of $10.00 per share, for an aggregate of $24,300,000, in a private placement to be consummated simultaneously with the Closing (the “PIPE Investment”). The consummation of the transactions contemplated by the Blade Subscription Agreements is conditioned on the concurrent Closing and other customary closing conditions. Among other things, each PIPE Investor agreed in its respective Blade Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in BAC’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

Results of Operations

We classify the warrants issued in connection with our IPO and concurrent private placement as liabilities at their fair value and adjust the warrant liability to fair value at each reporting period. This liability is subject to re-measurement at each consolidated balance sheet date until all the warrants are exercised or expired, and any change in fair value is recognized in our statement of operations.

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities from inception through December 31, 2021 were organizational activities and those necessary to prepare for our initial public offering, described below, and identifying a target company for a business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination. We generate non-operating income in the form of interest income on marketable securities held in the trust account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a business combination.

For the year ended December 31, 2021, we had a net loss of $6,864,581, which consisted of operating and formation expenses of $1,570,165, change in fair value of warrant liabilities of $4,795,400, and transaction costs allocable to warrant liabilities associated with the initial public offering of $520,319, offset by the interest earned from operating bank accounts of $65 and interest earned on marketable securities held in the trust account of $21,238.

For the period from September 3, 2020 (inception) through December 31, 2020, we had a net loss of $5,000, which consisted of formation expenses.

Liquidity and Capital Resources

On January 28, 2021, we consummated our initial public offering of 23,000,000 units, at a price of $10.00 per unit, which included the full exercise of the underwriter’s over-allotment option in the amount of 3,000,000 units, generating gross proceeds of $230,000,000. Simultaneously with the closing of our initial public offering, we consummated the sale of 6,000,000 private placement warrants to our sponsor at a price of $1.00 per private placement warrant, generating gross proceeds of $6,000,000.

Following the initial public offering, the full exercise of the over-allotment option, and the sale of the private placement warrants, a total of $230,000,000 was placed in the trust account. We incurred $13,114,249 in transaction costs, including $4,000,000 of underwriting fees, $8,650,000 of deferred underwriting fees and $464,249 of other offering costs.

For the year ended December 31, 2021, net cash used in operating activities was $1,465,214. Our net loss of $6,864,581 was affected by noncash charges (income) related to the change in fair value of the warrant liabilities of $4,795,400, transaction costs associated with our IPO of $520,319, and interest earned on marketable securities held in the trust account of $21,238. Changes in operating assets and liabilities provided $104,886 of cash from operating activities.

For the period from September 3, 2020 (inception) through December 31, 2020, there was no cash used in operating activities. Our net loss of $5,000 was offset by the formation cost paid by our sponsor in exchange for our issuance of founder shares.

At December 31, 2021, we had marketable securities held in the trust account of $230,021,238. We are using substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account (less deferred underwriting commission and income taxes payable), to complete our business combination. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete our business combination, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

At December 31, 2021, we had cash and cash equivalents of $91,407 held outside of the trust account. We are using the funds held outside the trust account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, our sponsor or our officers, or directors or any of their respective affiliates may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we would repay such loaned amounts. In the event that a business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants identical to the private placement warrants, at a price of $1.00 per warrant at the option of the lender.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. In such circumstances, our sponsor or our officers or directors or any of their respective affiliates may, but are not obligated to, loan us additional funds as may be required. However, the terms of any such loans have not been determined, except to the extent described in the preceding paragraph. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our business combination. If we are unable to complete our business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the trust account. In addition, following our business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.

In addition, in May 2022, BAC entered into the Cantor Purchase Agreement with CFPI relating to a committed equity facility (the “Facility”). Pursuant to the Cantor Purchase Agreement, Blade Biotherapeutics will have the right from time to time at its option following closing of the Business Combination to sell to CFPI up to $75 million of Blade Biotherapeutics’s common stock subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement. As a commitment fee for Cantor’s services under the Cantor Purchase Agreement, Blade Biotherapeutics will issue to Cantor a number of shares of Blade Biotherapeutics common stock equal to the quotient of $2,250,000 divided by the last closing trade price for the Common Stock on Nasdaq for a share of Blade Biotherapeutics’s common stock on the earlier of (i) the second trading day immediately prior to the filing of a resale registration statement with respect to the shares of Blade Biotherapeutics’s common stock to be sold under the Facility and (ii) the date on which Cantor sends an invoice to Blade Biotherapeutics with respect to such commitment fee.

Going Concern

We have until January 28, 2023 to consummate a Business Combination. It is uncertain that we will be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution. Management has determined that the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after January 28, 2023.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of our sponsor a monthly fee of $10,000 for office space and administrative and support services. We began incurring these fees on January 26, 2021. On January 20, 2022, our sponsor agreed to cause the return to us of the 11 months of prior payments that we had made under this agreement, totaling $110,000, and we have since received such amount. Our sponsor has informed us that we will continue to be provided with office space and administrative and support services, but that we are no longer being charged for them.

The underwriters are entitled to a deferred fee of (i) 3.5% of the gross proceeds of the initial 20,000,000 units sold in our IPO, or $7,000,000, and (ii) 5.5% of the gross proceeds from the units sold pursuant to the over-allotment option, representing a total deferred fee of $8,650,000. The deferred fee will become payable to the underwriters from the amounts held in the trust account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Warrant Liabilities

We account for the warrants in accordance with the guidance contained in ASC 815-40, under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the warrants as liabilities at their fair value and adjust the warrants to fair value in respect of each reporting period. This liability is subject to re-measurement at each balance sheet date until the warrants are exercised, and any change in fair value is recognized in our statements of operations. The private placement warrants and the public warrants for periods where no observable traded price was available are valued using a lattice model, specifically a binomial lattice model incorporating the Cox-Ross-Rubenstein methodology. For periods subsequent to the severability of the public warrants from the units, the public warrant quoted market price was used as the fair value as of each relevant date.

Class A Ordinary Shares Subject to Possible Redemption

We account for our Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ (deficit) equity section of our consolidated balance sheets.

Net Loss per Common Share

Net loss per ordinary shares is computed by dividing net loss by the weighted average number of ordinary shares outstanding for the period. Accretion associated with the redeemable shares of Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted income (loss) per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the dilutive warrants is contingent upon the occurrence of future events. Additionally, the private placement warrants are excluded from the calculation due to being not-in-the-money, therefore, anti-dilutive as of December 31, 2021. The warrants are exercisable to purchase 17,500,000 Class A ordinary shares in the aggregate. As of December 31, 2021 and 2020, we did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net loss per ordinary shares is the same as basic net loss per ordinary share for the periods presented.

Recent Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. BAC is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our consolidated financial statements.

Evaluation of Disclosure Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective, due to material weakness in our internal control over financial reporting related to the Company’s accounting for warrant liabilities, originally identified in early 2021, and for temporary shareholders’ equity, originally identified in late 2021. Our internal control over financial reporting did not result in the proper accounting classification of the warrants we issued in January 2021 which, due to its impact on our financial statements, we determined in May 2021 to be a material weakness. Our internal control over financial reporting did not result in the proper accounting classification of the Class A ordinary shares subject to redemption we issued in January 2021 which, due to its impact on our financial statements, we determined in November 2021 to be a material weakness.

As a result, we performed additional analysis as deemed necessary to ensure that our consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. Accordingly, management believes that the consolidated financial statements included in this Report present fairly in all material respects our financial position, results of operations, and cash flows for the period presented.

Management has implemented remediation steps to improve our internal control over financial reporting. Specifically, we expanded and improved our review process for complex securities and related accounting standards. We plan to further improve this process by enhancing access to accounting literature, identification of third-party professionals with whom to consult regarding complex accounting applications and consideration of additional staff with the requisite experience and training to supplement existing accounting professionals.

INFORMATION ABOUT BLADE

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Blade Therapeutics, Inc. and its subsidiaries prior to the consummation of the Business Combination.

Overview

Blade is a biopharmaceutical company developing treatments for fibrotic and neurodegenerative diseases that impact millions of people worldwide. Blade’s focus is on biological pathways — including autotaxin and calpain biology — that are central to cell- and tissue-damage responses in diseases that result from protein deposition (fibrosis) or protein aggregation (neurodegeneration), both of which disrupt normal cellular, tissue or organ function. Blade is advancing a robust pipeline of oral, small-molecule therapies that include an autotaxin inhibitor to treat fibrosis and multiple inhibitors of dimeric calpains to treat neurodegenerative diseases. Our wholly owned assets represent a diversified pipeline that we built through a combination of in-house drug discovery research and selective in-licensing/acquisition. Our research platform seeks to address dysregulated tissue repair, protein accumulation, and cellular and tissue dysfunction that contribute to fibrosis and neurodegeneration. This platform allows us to develop potential treatments to debilitating, progressive fibrotic and neurodegenerative diseases, for which there are currently no effective disease-modifying therapies or long-term treatments for many patients.

Our Pipeline

Blade plans to advance a diversified pipeline of oral, small molecule product candidates for fibrotic diseases and neurodegenerative diseases (Figure 1). Our lead program, cudetaxestat (also known as “BLD-0409”), is a small molecule, reversible, non-competitive autotaxin inhibitor with a differentiated profile. Cudetaxestat demonstrated direct anti-fibrotic activity in preclinical models of lung and liver fibrosis and differentiated biochemical characteristics that support the potential as a treatment for lung and liver fibrosis as well as a potential adjuvant therapy for certain epithelial tumors. In March and April 2022, the FDA provided review and feedback necessary to proceed into phase 2 and we plan to initiate a phase 2 PoC/dose-ranging study with cudetaxestat in idiopathic pulmonary fibrosis (“IPF”) patients in the second quarter of 2022. We also plan to conduct an in vivo genotoxicity study in parallel with the phase 2 trial. Blade’s neurodegenerative disease pipeline includes BLD-2184, a calpain inhibitor that was shown in preclinical animal studies to be able to penetrate the central nervous system (“CNS”) and has the potential as an oral treatment for inherited poly-Q neurodegenerative diseases such as Huntington’s disease (“HD”), spinocerebellar ataxia type 3 (“SCA3,” also known as Machado-Joseph Disease), as well as other neurodegenerative disorders (e.g., Parkinson’s disease, Lewy body dementia, multiple system atrophy) that are caused by intracellular toxic protein aggregation. Pending completion of an IND application (or ex-US equivalent) and subsequent regulatory review and feedback, Blade plans to initiate a phase 1 clinical study of BLD-2184 in healthy volunteers in 2022.

Figure 1

Legend: “MoA” is “mechanism of action, PC is “preclinical,” *Orphan drug designations granted by FDA for IPF and for SSc.

Our Corporate Strategy

We are developing innovative approaches to treat debilitating fibrotic and neurodegenerative diseases that impact millions of people worldwide. New safe, well-tolerated and effective therapies that provide attenuation of disease progression are needed to address the burden these incurable conditions cause to patients, their families and society. We bring strong research and drug development expertise to target key biological pathways and the complex pathologic processes that underlie debilitating fibrotic and neurodegenerative diseases (Figure 2).

FIBROSIS:    The abnormal thickening or scarring of organ or tissue caused by the production and deposition of extra-cellular matrix (“ECM”) proteins, especially collagen, that develops in response to aberrant cell or tissue damage is referred to generally as “fibrosis.” Tissue damage to the epithelial cells triggers a cascade of responses that includes production of profibrotic mediators, such as bioactive lipids, cytokines, chemokines and angiogenic factors, which is analogous to what happens during wound repair. In response to injury to epithelial cells, the attendant signaling leads to overactivation of myofibroblast cells. Activated myofibroblasts produce and deposit ECM proteins into the local cell environment, and the ECM proteins link together to form a fibrotic scar that can distort the mechanical and functional properties of adjacent cells and tissue. Progressive fibrosis results when myofibroblast cells remain activated and excessive fibrosis disrupts normal tissue architecture to the point that the tissue becomes nonfunctional (Yazdani, 2017 Adv Drug Deliv Rev). Nearly all organs and tissue can develop fibrosis, but the most commonly affected organs include the liver, lung, kidney, skin, joint and eye. By targeting our research on signaling pathways needed for myofibroblast cell activation and/or differentiation, we are advancing a pipeline of direct anti-fibrotic agents with the potential to halt or attenuate the process.

NEURODEGENERATIVE DISEASES:    Diseases that result from the build up of toxic protein aggregates within neurons can lead to faulty neuronal signaling, synaptopathy, and eventual cell death (one form of neurodegeneration). Over time, progressive neuronal cell death in the brain can lead to cognitive impairment, dementia, movement disorders, including tremors, and death (Nobrega, 2018, Adv Exp Med Biol). We bring a novel potential treatment approach to several autosomal dominant orphan diseases and disorders including HD and SCA3 as well as other neurodegenerative disorders (e.g., Parkinson’s disease, Lewy body dementia, multiple system atrophy).

Blade’s core efforts are on understanding of cell- and tissue-damage responses foundational to diseases caused by protein deposition or aggregation associated with fibrotic and neurodegenerative diseases, respectively. We are focused on key biological pathways, including autotaxin and calpains, that are central to diseases of fibrosis and select orphan genetic neurodegenerative diseases (Figure 2).

Therapeutic Area Focus

Fibrosis

Fibrosis is the abnormal thickening or scarring of tissues and organs caused by the production and deposition of ECM proteins, especially collagen, that develops in response to aberrant cell or tissue damage. Causes include genetic predisposition, tissue injury, chronic inflammation, and obesity (Wynn, 2012, Nat Med). Unchecked progressive fibrosis may lead to organ dysfunction, organ failure, and increased morbidity and mortality. Fibrosis can occur in many different tissues and organs including organ-specific diseases such as pulmonary fibrosis (Martinez, 2017, Nat Rev Dis Primers), liver fibrosis (Trautwein, 2015, J Hepatol), and kidney fibrosis (Edeling, 2016, Nat Rev Nephrol), as well as systemic diseases, such as scleroderma, where the skin, heart, lungs, and gastrointestinal tract all may be affected by pathologic fibrosis (Ho, 2014, Nat Rev Rheumatol). The scarring of tissues and organs in fibrotic diseases can disrupt normal tissue/organ architecture and function, causing severe and debilitating effects on the afflicted tissue and potentially leading to organ failure and death.

The process by which tissues become fibrotic involves a complex cascade of cellular and molecular responses that are only partially understood. While the underlying pathology leading to fibrosis in various organs and tissues may vary, development of fibrotic lesions across organ systems involves many common cell types and signaling pathways. Fibrosis plays a role in the progression and the prognosis for many chronic diseases (Rockey, 2015, NEJM), and therapies that can halt or reverse existing fibrosis are not yet available for many patients. Finding such therapies could provide meaningful treatments for many patients with serious illnesses.

Idiopathic Pulmonary Fibrosis Background

IPF is a rare, highly debilitating disease. It is estimated that there are fewer than 200,000 people with IPF in the United States, with a similar number in the EU (Naslynk, 2012, Fur Respir Rev). Most commonly affecting individuals over 50 years old, IPF is characterized by interstitial pneumonia and chronic progressive lung fibrosis causing a continuous decline in lung function. Disease progression is unpredictable, but often rapid, with a median survival of 3 – 5 years after diagnosis (Lederer, 2018, NEJM). Unfortunately, the disease’s early genesis is unknown, and while a number of genetic mutations account for approximately a third of the risk of developing this disease, there are no established diagnostic tests to identify individuals at greatest risk of disease (Martinez, 2017, Nat Rev Dis Primers).

The etiology for IPF is complex and includes a variety of factors that contribute to and cause endothelial damage that ultimately cumulates in dysfunctional endothelial fibroblast signaling, chronic fibroblast activation and subsequent overproduction of extracellular matrix, fibrosis, and remodeling of lung interstitium. While genetic and environmental factors appear to contribute to incidence in certain patient subpopulations, the underlying causes of individual cases remain unknown.

Currently, Esbriet® (pirfenidone) and Ofev® (nintedanib) are the only pharmaceutical agents approved by the FDA to treat IPF. Both drugs were proven to slow the decline of forced vital capacity (“FVC”) by 40 – 60% in clinical trials (Noble, 2016, Eur Resp J; Richeldi, 2014, NEJM). Neither agent has been shown to reverse underlying disease. Both are associated with numerous side effects. As a result, real-world studies report up to nearly 75% of IPF patients remain untreated with either drug and 30% to 40% of patients on either drug discontinue utilization due to factors including poor tolerability, often within only one year (Dempsey, 2021, Ann Am Thorac Soc). There remains a clear need for more effective therapies with improved safety and tolerability to treat IPF. Companies that are currently advancing clinical-stage IPF drug candidates include Roche, Boehringer Ingelheim (“Boehringer”), FibroGen, Inc. (“FibroGen”), United Therapeutics Corporation (“United Therapeutics”), Bristol-Myers Squibb Company (“BMS”), Galecto, Inc. (“Galecto”), and Pliant Therapeutics, Inc. (“Pliant”).

Systemic Sclerosis Background

Systemic sclerosis (“SSc”) is a rare autoimmune disease characterized by microangiopathy and fibrosis of joints, skin and internal organs or viscera. Pathologic symptoms of SSc are the result of multiple maladaptive processes including production of autoantibodies and cell-mediated autoimmunity, microvascular endothelial cell/small vessel fibroproliferative vasculopathy, and excess production of collagen and other ECM components by activated myofibroblasts (Pattanaik, Front. Immunol., 2015). It is estimated that there are approximately 100,000 individuals in the United States with SSc (Fan, 2020, JMCP; Chifflot, 2008, Semin Arthritis Rheumatol). Although highly heterogeneous with variable patterns of disease progression, SSc has high mortality relative to age-matched and sex-matched peers. Clinically, SSc is classified as either limited cutaneous, diffuse cutaneous (“dcSSc”), or sine scleroderma, depending on the extent of skin and visceral involvement and autoantibody association. Overall, the prognosis for dcSSc is worse than for the other forms of SSc (Nikpour, 2014, Curr Opin Rheumatol; Allanore, 2015, Nat Rev Dis Primers; Pokeerbux, 2019, Arthritis Res Ther).

Experts believe that SSc develops in individuals with a genetic predisposition and that a triggering event such as an infection or environmental toxin likely initiates pathogenesis in individuals with this “permissive genetic makeup” (Pattanaik, 2015, Front Immunol). Cutaneous sclerosis is the hallmark sign of SSc and frequently progresses from an initial tissue swelling phase to a fibrotic phase.

It has been reported that up to 90% of SSc patients will develop some amount of lung fibrosis (Bergamasco, 2019, Clin Epi; Schurawitzki, 1990, Radiol). This manifestation is called SSc interstitial lung disease (“SSc-ILD”). ILD and pulmonary arterial hypertension are severe manifestations of SSc and, when present, increase mortality significantly. ILD in SSc is often associated with a decline in lung function within the first several years of lung disease onset. SSc-ILD disease management is highly heterogeneous, although immunosuppressive therapies such as cyclophosphamide (“CYP”) and mycophenolate mofetil (“MMF”) have become common generic treatment options (Khanna, 2021, Arthritis Rheumatol). While MMF is better tolerated than CYP (Tashkin, 2016, Lancet Respir Med), both drugs appeared to slow the rate of lung function decline; however, more effective and well-tolerated agents are needed. In 2019, the FDA approved the tyrosine kinase inhibitor Ofev® (nintedanib) based on efficacy seen in the SENSCIS phase 3 study in SSc-ILD subjects. Nintedanib was associated with a reduction in FVC decline of 40 – 50% (Distler, 2019, NEJM). However, no benefit on skin stiffness or quality of life was seen. As noted above, nintedanib is associated with known tolerability and safety issues that lead to significant discontinuations among lung fibrosis patients. In 2021, the FDA approved the anti-IL-6 receptor antibody Actemra® (tocilizumab) to treat SSc-ILD. Despite missing the primary endpoint of improving skin stiffness, tocilizumab appeared to stabilize lung function in clinical studies (Khanna, 2016, Lancet; Khanna, 2020, Lancet Respir Med). While clinical studies demonstrated a lung function benefit for these drugs, novel, well-tolerated and effective therapies are needed for this deadly disease.

The prevalence of primary cardiac involvement in SSc is also variable. Secondary cardiac dysfunction may develop due to pulmonary arterial hypertension, ILD, or kidney pathology. Cardiac pathology may include focal ischemia, recurrent ischemia-reperfusion injury, myocarditis, myocardial fibrosis, fibrosis of the conduction system, pericardial fibrosis or valvular disease. Profound microvascular alterations are thought to play a major role in the development of myocardial blood flow disturbances in SSc. When clinically manifested, cardiac involvement is thought to be an important prognostic factor in SSc (Lambova, 2014, World J Cardiol).

The gastrointestinal tract is also commonly involved in SSc, with the esophagus being the most frequent site impacted (Kirby, Curr Opin Rheumatol. 2014). SSc patients may experience gastroesophageal reflux disease (“GERD”) due to esophageal dysmotility and dysphagia secondary to dysmotility or strictures. Overall, the incidence of esophageal symptoms in SSc has been estimated >40%. Strictures occur in up to 30% of patients and Barrett’s esophagus may occur in >30% cases. GERD may exacerbate interstitial lung disease via recurrent micro-aspiration of acid causing bronchoconstriction. (Ebert, 2006, J Clin Gastroenterol; Savarino, 2014, Presse Med).

Nonalcoholic Steatohepatitis Background

Nonalcoholic steatohepatitis (“NASH”) is an advanced form of nonalcoholic fatty liver disease (“NAFLD”). NAFLD is caused by buildup of fat in the liver and is estimated to be prevalent in 20% – 50% of the U.S. population and is recognized as a global epidemic (Brunt, 2015, Nat Rev Dis Primers; Garber, 2019, Nat Biotech). The disease is characterized by excess fat accumulation in hepatocytes, with >5% fat content in the liver being classified as NAFLD. It is commonly associated with other metabolic disorders, having been reported in 40% – 80% of type 2 diabetes subjects and 30% – 90% of obese subjects (Brunt, 2015, Nat Rev Dis Primers).

Etiology is multifactorial; excessive accumulation of fatty acids in the liver causes hepatic stress and leads to inflammation in many individuals (Brunt, 2015, Nat Rev Dis Primers). This development marks the onset of NASH. Given that liver inflammation often remains asymptomatic and that there is no efficient method for detection, it is difficult to accurately estimate the prevalence of NASH among NAFLD subjects and in obese subjects, with or without type 2 diabetes. Histological studies suggest 6% – 55% of NAFLD subjects have NASH, with epidemiologic studies typically estimating a NASH prevalence of 2% – 7% in the general population (Brunt, 2015, Nat Rev Dis Primers; Povsic, 2019, Adv Ther; Vernon, 2011, Alimentary Pharmacol). NASH prevalence rates also appear to vary in different geographies, and among ethnicities and cultures.

Hallmark histological features of NASH include steatosis (excessive accumulation of fat in liver cells), inflammation, hepatocyte ballooning, Mallory-Denk body formation (a filamentary deposit in liver cells indicative of damaged hepatocytes), and fibrosis. While not all NASH patients exhibit fibrosis, fibrosis typically becomes more extensive as the disease progresses. Fibrosis is classically determined from liver biopsy and rated according to the extent of fibrosis, with a common 5-point scale, known as the Metavir score, assigning from no fibrosis (F0) to cirrhotic (F4) (Goodman, 2007, J Hepatol). Advanced fibrosis is greatly associated with increased morbidity and mortality and poor outcomes. The onset of cirrhosis is indicative of severe liver damage and loss of function and often leads to decompensation and liver failure. Approximately 20% of NASH patients progress to cirrhosis (Sheka, 2020, JAMA). Hepatic fibrosis increases the risk of multiple liver-related health complications including cirrhosis, hepatocellular carcinoma (“HCC”), liver failure and increased morbidity of NASH patients (Mantovani, 2020, Metabolism). Currently NASH is the second leading cause of liver transplantation in the United States and expected to become the primary cause in coming years. There is a substantial cost associated with managing advanced NASH patients with liver cirrhosis. One study estimated an annual cost of care for a cirrhosis patient to be approximately $30,000. The cost of liver transplantation can approach $500,000, and the annual economic burden in the United States due to NAFLD is now estimated to be greater than $100 billion (Wong, 2021, J Clin Gastroenterol; Younossi, 2016, Hepatol).

Given the growing prevalence, cost, and substantial morbidity associated with NASH, there is an urgently growing need for effective pharmaceutical agents. There are numerous therapeutic programs currently under clinical developed to treat NASH, mostly targeting the metabolic component. Relatively few therapeutic programs directly target the fibrotic process associated with NASH. Due to disease heterogeneity and incompletely understood pathophysiology, NASH has proven to be a clinically challenging disease to tackle. There are currently no drugs approved by the FDA to treat NASH.

Fibrosis, Tumor Microenvironment and Oncology

Most epithelial tumors do not exist in isolation; instead, cancer cells condition their local tissue environment into a complex tumor microenvironment (“TME”). As a tumor progresses, the surrounding TME evolves, enriching itself in cancer-associated fibroblasts (“CAFs”), immune cells, blood vessels, and ECM. CAFs are generally abundant in the TME and are known to secrete growth factors, cytokines, and chemokines that can drive transformation, tumor tissue invasion, and metastatic spread. In particular, high levels of early fibrosis markers alpha-smooth muscle actin (“aSMA”), fibroblast activation protein, matrix metalloproteinases-9, and platelet-derived growth factor receptors, are expressed by the CAFs (Glentis, 2017, Nature Commun).

The TME is often characterized by deposition of ECM or fibrosis, local tissue remodeling, and cross-linking that stiffens the fibrotic environment surrounding the primary tumor. Stiffening of the fibrotic microenvironment of the tumor can enhance tumor cell growth, survival, and migration; can lead to local hypoxia; induce angiogenesis; and compromise or restrict accessibility of anti-tumor immunity. Formation of the fibrotic TME is analogous to the fibrotic process seen in non-cancer indications, although in this case the tumor cells drive signaling and crosstalk between local fibroblast cells to increase ECM production and propel the fibrotic process. In many tumors the fibrotic TME creates a barrier for effective therapeutic agents from reaching tumor cells (Boulter, 2020, Br J Cancer; Piersma, 2020, Biochim Biophys Acta Rev Cancer; Yamauchi, 2018, J Clin Invest). Direct anti-fibrotic agents that potentially attenuate or disrupt this fibrotic TME may represent additional clinical applications for our anti-fibrotic pipeline.

Increasing evidence suggests the autotaxin-LPA axis plays critical roles in tumorigenesis and progression, proliferation, survival, migration, invasion, and metastasis, as well as the TME and treatment resistance (Auciello, 2019, Cancer Discov; Quan, 2017, Tumour Biol). Literature reports have implicated autotaxin-LPA axis in breast, kidney, liver, ovarian, and pancreatic cancers (Meng, 2017, FASEB; Venkatraman, 2015, FASEB; Xu, 2016, Medical Oncology; Su, 2013, Clin Cancer Res; She, 2018, Cell Physiol Biochem; Seo, 2016, Stem Cells; Auciello, 2019, Cancer Discovery; Quan, 2017, Tumor Biology; Chen, 2021, BMC Gastroenterol). The autotaxin-LPA axis is reported to promote pancreatic ductal adenocarcinoma (“PDAC”) cell proliferation and migration (Jinno, 2021, Cancer Science). Genetic or pharmacologic autotaxin inhibition suppresses PDAC growth in vivo (Jinno, 2021, Cancer Sci). Autotaxin and LPA levels together with CA19-9 levels may be used for early detection of pancreatic cancer and diagnosis of pancreatic cancer in general (Chen, 2021, BMC Gastroenterol). Additionally, hepatocyte-specific knockout of autotaxin in mice was shown to attenuate liver fibrosis and the subsequent development of HCC, implicating a causative link of cirrhosis (extensive liver fibrosis) and HCC (Kaffe, 2017, Hepatol).

Another hallmark of many tumors is the ability to modify the TME so that cancer cells escape immune detection and elimination. The advent of immunotherapies such as immune checkpoint inhibitors and CAR T-cell therapies have dramatically changed the therapeutic paradigm for many cancers; however, growing data show that efficacy of these therapies is often limited in some patients by an immune suppressive TME. In addition to the fibrotic contribution to the TME, the autotaxin-LPA axis also appears to play an important role in regulating tumor immunity and immune evasion within the TME (Tigyi, 2021, Cancer Metastasis Rev). Many key immune cells express LPA receptor(s), and the autotaxin-LPA axis appears to suppress activation and tumor infiltration of cytotoxic T-cells and appears to influence the formation of immune suppressive tumor-associated macrophages (TAMs; Lee, 2020, Cancers; Mathew, 2021, Front Immunol; Feng, 2020, J of Inflammation). Consequently, inhibition of the autotaxin-LPA axis could potentially be useful as adjuvant therapy to enhance the efficacy response of immune checkpoint inhibitors and other immunotherapies that are limited by the immune-suppressive TME.

Neurodegenerative Diseases

Neurodegenerative diseases like HD and SCA3 are devastating conditions often characterized by cognitive decline associated with accumulation of misfolded proteins, along with the presence of additional toxic agents and local inflammation. In large part, neurodegenerative diseases are age-related diseases with heterogeneous pathology; however, in some case, such as HD and SCA3, there is a defined genetic component. Both HD and SCA3 are caused by genetic mutations in the respective genes that produce mutant proteins. Accumulation of misfolded mutant proteins within neurons form protein aggregates that are toxic to the neurons and lead to cell death. Currently, most approved treatments may help relieve some of the physical or mental symptoms associated with these neurodegenerative diseases (Fan, 2014, Cell Transplant).

Orphan Poly-Q Diseases: HD and SCA3

Poly-Q neurodegenerative diseases such as HD and SCA3 are autosomal dominant genetic diseases that develop because these mutant genes generate mutant proteins with an expanded stretch of polyglutamine (“poly-Q”) repeats. In both HD and SCA3 the mutant poly-Q protein is cleaved by intracellular proteases (notably calpains) and the resulting fragments of the mutant proteins can form toxic protein aggregates within neurons (Gafni, 2004, J Biol Chem; Hubener, 2013, Hum Mol Genetics). Accumulation of these toxic mutant protein aggregates can cause neurodegeneration, which is characterized by neuronal damage and cell death; over time, progressive loss of neurons leads to movement disorders, including tremors, cognitive impairment, dementia, and death.

Our Product Candidates

Cudetaxestat a potential treatment for fibrosis: IPF, SSc, NASH, and oncology

Cudetaxestat (also known as “BLD-0409”) is Blade’s lead investigational medicine, which is a daily oral small molecule that is a non-competitive, reversible inhibitor of the secreted enzyme, autotaxin, to treat fibrotic diseases. Autotaxin is a secreted enzyme with lysophospholipase D activity that is responsible for converting lysophosphatidylcholine (“LPC”) to lysophosphatidic acid (“LPA”), a profibrotic biolipid. Non-competitive, reversible autotaxin inhibition with a differentiated mode of biochemical inhibition offers potential advantages compared to competitive inhibitors. Cudetaxestat has demonstrated robust in vivo anti-fibrotic activity in preclinical models of lung and liver fibrosis.

We completed a single ascending dose (“SAD”) and multiple ascending dose (“MAD”) phase 1 clinical study in healthy volunteers (NCT04146805) and cudetaxestat was well-tolerated with no reports of drug-related serious adverse events (“SAE”). Evaluation of pharmacokinetic (“PK”) and pharmacodynamic (“PD”) parameters demonstrated good PK/PD correlation and biomarker activity. The target engagement data (e.g., ability to reduce the level of LPA) from the phase 1 study with cudetaxestat support its further clinical development as a chronic oral treatment of IPF and other fibrotic indications. The FDA granted orphan designation for cudetaxestat for the treatment of IPF in February 2021 and for the treatment of SSc in October 2021. The FDA activated an investigational new drug application (“IND”) for cudetaxestat in IPF in July 2021. In March and April 2022, the FDA provided review and feedback from the phase 1 studies and nonclinical toxicology and safety studies and we plan to initiate a phase 2 study in IPF patients in the second quarter of 2022. We also plan to conduct an in vivo genotoxicity study in parallel with the phase 2 trial.

Blade owns intellectual property rights (composition of matter and methods of use patents) relating to cudetaxestat (BLD-0409) and other associated autotaxin inhibitor drug candidates in the United States and in various foreign countries.

The Fibrotic Process

Fibrotic processes are complex and triggered by dysregulated cell or tissue damage response following epithelial injury (Figure 3). The common critical step in fibrosis is the ultimate recruitment, activation, and differentiation of myofibroblast cells, which are the cells that produce ECM proteins that make up the fibrotic lesion (Wynn, 2012, Nat Med; Distler, 2019, Nat Rev Rheumatol). Dysregulated cell or tissue damage responses resulting from epithelial injury leads to the production and release of pro-fibrotic mediators, including various cytokines along with the enzyme autotaxin. Increased autotaxin levels and activity accompanied by elevated levels of its substrate, LPC, lead to excessive production of LPA. LPA generated by autotaxin binds to its cognate LPA receptors and activates an intracellular biochemical cascade. LPA stimulation of LPA receptors (e.g., LPAR1 and possibly others) present on the cell surface of myofibroblast, epithelial and endothelial cells initiate several key fibrotic events, including epithelial cell death, endothelial permeability, and stimulation of certain proteins that lead to the activation of pulmonary fibroblasts. Furthermore, LPA activation of LPAR1 receptor signaling on myofibroblast cells can directly lead to their activation and differentiation. LPA mediated activation of myofibroblast cells leads to expression of key fibrotic genes and production of extracellular matrix proteins. For these reasons, the autotaxin/LPA signaling pathway is an attractive therapeutic target, and an autotaxin inhibitor has the potential to be a direct anti-fibrotic agent for treating a wide variety of fibrotic diseases (Magkrioti, 2019, J Autoimmunity; Yung, 2014, J Lipid Res).

Autotaxin in Lung and Liver Fibrosis

Autotaxin, encoded by the ENPP2 gene, is a secreted enzyme responsible for generating most of the potent bioactive lipid, LPA. Autotaxin converts LPC to LPA by cleaving a terminal choline moiety from LPC. LPA is a potent biolipid that binds to multiple LPA receptors, which are differentially expressed in different cell types (Figure 4). Activation of these receptors has been shown to induce cytoskeletal remodeling, proliferation, and survival signals that, when dysregulated, have been implicated in multiple pathologic states, including fibrosis, inflammation, tumor growth, and metastasis. The autotaxin/LPA pathway has been linked in humans to fibrosis in the lung, liver, kidney and skin. Autotaxin and LPA levels are elevated in bronchoalveolar lavage (“BAL”) fluid samples taken from IPF patients and have been shown to contribute to fibroblast migration into injured airspaces. One LPA receptor, LPA1, is highly expressed on human IPF lung fibroblasts. Serum levels of LPA are elevated ~2-fold in SSc patients (Tokumura, 2009, Int J Med Sci).

The autotaxin/LPA axis is an attractive therapeutic target that multiple pharmaceutical companies are pursuing for pulmonary fibrosis (notably, IPF and SSc-ILD) and other indications. Autotaxin is reported to be the primary path (80% – 90%) for LPA generation in vivo because, while the genetic deletion of the ENPP2 gene is embryonic lethal, heterozygote knock-out mice have approximately half the levels of LPA as wild-type mice (Meeteren, 2006, Mol Cell Biol). Although LPA can be generated through an alternate, autotaxin-independent mechanism whereby a phospholipase A converts phosphatidic acid to LPA, pharmacologic inhibition of autotaxin in animals and humans reduces plasma LPA levels by 80% – 90% in vivo. Elevated levels of autotaxin and LPA have been reported in both mouse and human fibrotic lungs. Genetic deletion of ENPP2 in bronchial epithelial cells or macrophages attenuated pulmonary fibrosis in a bleomycin-induced lung fibrosis model. Genetic deletion of the LPA receptors has implicated LPA1 as a key receptor for LPA biology and pathology of lung fibrosis (Tager, 2008, Nat Med; Yung, 2014, J Lipid Res). Mice carrying a genetic knock-out of the LPA1 receptor gene were shown to be protected from bleomycin-induced lung and skin fibrosis. Two different LPAR1 antagonist compounds have been tested in the clinic with encouraging results (Kihara, 2015, Exp Cell Res). Notably, in a randomized, double-blind, placebo-controlled, phase 2 trial the LPA1 antagonist, BMS-986020, was evaluated as a once daily and a twice daily oral treatment in IPF patients for 26 weeks. Patients treated with BMS-986020 twice daily experienced a significantly slower rate of decline in lung function, as measured by FVC, as compared to patients treated with placebo (Palmer, 2018, CHEST). These body of data strongly support the role of the autotaxin/LPA pathway in pulmonary fibrosis.

Figure 4

Choline
Autotaxin/
Lyso-PLD
PO3-
O
C-C-C
O OH
O=
ATX/
ENPP2
PO3-
O
C-C-C
O OH
O=
Lysophosphatidylcholine
(LPC)
Lysophosphatidic acid
(LPA)
LPA1
LPA2
LPA3
LPA4
LPA5
LPA6
Fibroblast
Activation
Proliferation
Migration
Recruitment
Survival
Epithelial Cells
Apoptosis
TGF-β activation
Cytokine cascade
Endothelial Cells
Vascular permeability
Organ and Tissue Fibrosis

As an upstream enzyme required for production of most of the LPA needed to elicit the pathway signaling, autotaxin may provide a broader approach to attenuate the LPA signaling pathway than selectively targeting a single LPA receptor (e.g., LPA1). Furthermore, selective inhibition of autotaxin could provide therapeutic benefit in a wider array of fibrotic disease organs/diseases since fibrosis in different disease tissues may be mediated by overlapping and/or redundant activity among the different LPA receptors (Figure 4).

Autotaxin has also been strongly linked to liver fibrosis. Conditional cell-specific deletion (gene knock-out) in mice of the ENPP2 gene in liver hepatocytes or transgenic overexpression of autotaxin demonstrated a role for the autotaxin/LPA pathway in chronic liver disease, fatty liver disease, and liver fibrosis, as well as a strong link to more severe liver fibrosis (cirrhosis) and hepatocellular carcinoma (Kaffe, 2017, Hepatol). Increased autotaxin expression has been detected in chronic liver disease patients of different etiologies, including NAFLD and NASH, as well as in cholestatic liver diseases, primary biliary cholangitis and primary sclerosing cholangitis.

Cudetaxestat is a selective, non-competitive autotaxin inhibitor

Cudetaxestat is a selective, non-competitive (allosteric), reversible inhibitor of all variants of human autotaxin activity. When evaluated in a variety of in vitro biochemical assays, we found that cudetaxestat is a potent inhibitor of secreted autotaxin enzyme when assayed from human Hep3B cells (approximately 0.4 nM); however, potency shifts approximately 10-fold compared to inhibitory activity in the human plasma assay (approximately 4 nM), which may reflect non-specific binding to human plasma proteins. We determined that, overall, cudetaxestat inhibits autotaxin biochemical activity with similar potency across mammalian species tested (Table 1).

Abbreviations: IC50 is 50% inhibitory concentration, Hep3B is human hepatocellular carcinoma cell line, CCM is concentration conditioned media, Mean represent geometric mean values, nM is nanomolar

We investigated the activity of cudetaxestat to characterize inhibitory effect mode of autotaxin inhibition and was shown based on these biochemical assessments to be a non-competitive inhibitor. Specifically, the mode of inhibition by cudetaxestat to human autotaxin was assessed by generating substrate vs. velocity curves in the absence or presence of varying concentrations of the cudetaxestat inhibitor and determining the effects on the Michaelis-Menten constant (“Km”) and maximum rate of the reaction (“Vmax”) and alpha values. We found that increasing concentrations of cudetaxestat from half- to four-fold its IC50 value resulted in a shift in the substrate/velocity curves such that the Vmax values decreased in a curvilinear fashion, while the Km values remained largely unchanged (Figure 5). The resultant alpha value generated by a global mixed model fit was 2.4. This profile of a curvilinear decrease in Vmax, no significant change in Km, and an alpha value close to 1 is characteristic of a non-competitive enzyme inhibitor which may have preference for free enzyme over the enzyme/substrate complex. Based on these data, we conclude that cudetaxestat (defined as “BLD-0409” below) showed characteristics of a non-competitive inhibitor of the activity of human autotaxin.

Abbreviations: Km, Michaelis constant; Vmax, maximum rate of the reaction.

As a selective, non-competitive (allosteric), reversible autotaxin inhibitor cudetaxestat provides differentiated chemistry and biochemical activity compared to competitive autotaxin inhibitors. The catalytic site of autotaxin consists of three pockets (tripartite): the “active site,” the “hydrophobic substrate pocket,” and the “allosteric tunnel” (Matralis, 2018, Med Res Rev; Perrakis, 2014, J Lipid Res; Salgado-Polo, 2019, Cancers; Figure 6). The substrate, LPC, and the enzymatic product, LPA, are known to selectivity occupy the active site and hydrophobic substrate pockets of autotaxin.

Multiple types of competitive autotaxin inhibitors are described in the literature — three examples of competitive inhibitors and their mode of binding within the active site are shown schematically in the top right panel of Figure 6. When bound, these competitive inhibitors occupy part or all of the active site and hydrophobic substrate site and thereby inhibit the enzyme by competing with the substrate, LPC, for binding. Several non-competitive inhibitors are also described in the literature that bind within the allosteric tunnel, do not overlap or compete with substrate binding to active site, and are able to effectively inhibit autotaxin activity — a schematic example is shown in top-middle panel of Figure 6 (Tan, 2021, Exp Opin Ther Pat). Since competitive enzyme inhibitors compete with the substrate for binding, their inhibitory activity can be highly sensitive to substrate concentrations. Under normal substrate concentrations, these competitive inhibitors can be quite potent. However, under conditions of elevated substrate concentration (e.g., as might be found in certain disease conditions), the potency of competitive inhibitors can be diminished as the compound is displaced by substrate within the active site. In contrast, non-competitive inhibitors, such as cudetaxestat, are not displaced when elevated substrate concentrations drive occupancy of substrate in the enzyme active site (e.g., elevated LPC concentrations that have been reported in various fibrotic diseases). Consequently, a non-competitive compound can continue to inhibit the enzymatic activity and maintain potency (i.e., no increase in its IC50 value) even in the presence of high substrate concentration. Consistent with this, Dobersalske, et al. (2021, Anal Biochem) recently published studies with various autotaxin inhibitors under conditions of elevated LPC concentrations, and they reported that GLPG-1690 (ziritaxestat) and two other competitive autotaxin inhibitors lost potency (increased IC50 values) by 160-fold to 940-fold. However, in contrast a non-competitive autotaxin inhibitor displayed only a small (4-fold) shift in potency.

Graphics adapted from Salgado-Polo and Perrakis, Cancers, 2019

Figure 7

250 μM
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GLPG-1690

- Cudetaxestat does not lose biochemical potency in the presence of high substrate (LPC) concentrations
- 50% inhibition (IC_{50}) at 250 uM concentration of LPC*
  - Cudetaxestat (BLD-0409): 8 nM
  - GLPG-1690: ~400 nM

*Plasma concentrations of LPC in an animal model of liver fibrosis reported to be 200-250 μM

We evaluated the biochemical inhibitory activity of cudetaxestat and a competitive inhibitor, GLPG-1690, under conditions with varying substrate (LPC) concentration (Figure 7). At LPC concentration of 250uM, which is the approximate plasma concentration that was reported in IPF and NASH patients, we see that cudetaxestat maintains a IC50 of autotaxin activity at a single digit nanomolar concentration (approximately 8nM). In contrast, the competitive inhibitor, GLPG-1690, displayed an IC50 of approximately 400nM, which is approximately 50-fold less potent than cudetaxestat for inhibition of autotaxin under these conditions. Non-competitive inhibition provides an important feature that differentiates cudetaxestat biochemical activity from competitive autotaxin inhibitors since cudetaxestat is not expected to lose potency in the context of elevated LPC concentration. To the best of our knowledge, cudetaxestat is the only non-competitive autotaxin inhibitor currently in clinical development.

Cudetaxestat in vivo activity in animal models of lung and liver fibrosis

We evaluated the efficacy of cudetaxestat in several in vivo animal models of lung and liver fibrosis and evaluated on various parameters for anti-fibrotic activity. The efficacy of cudetaxestat was tested in the mouse model of bleomycin-induced lung fibrosis. Doses of 3, 10 and 30 mg/kg of cudetaxestat were dosed therapeutically starting on day-7 after induction of bleomycin lung injury and dosed once daily for the subsequent 14 days. Our study ended on day 21. Lung tissue was prepared for histological and imaging analysis, and bronchoalveolar lavage fluid and plasma were collected to determine amounts of cudetaxestat. Histological analysis demonstrated a significant effect with doses of 10 mg/kg and 30 mg/kg of cudetaxestat on Ashcroft score and with the 30 mg/kg dose on the subjective fibrosis score, respectively. In addition to the pathology scores described above, characterization of fibrotic markers was done by in situ hybridization (“ISH”) to evaluate gene expression responses within the affected lung tissue. The levels of messenger RNA (“mRNA”) were quantitated on lung sections to determine gene expression levels of alpha-smooth muscle actin (“aSMA”) and collagen 1A1 (“Col1A1”), both of which are early markers of myofibroblast activation and differentiation. Quantitation of the ISH positive stained areas from our study shows that both the 10 mg/kg and 30 mg/kg doses of cudetaxestat significantly reduced Col1A1 mRNA levels, and treatment with cudetaxestat showed a trend to a decrease in aSMA mRNA levels with the 10 mg/kg dose once daily (“QD”) and a significant effect for the 30 mg/kg dose QD (Figure 8).

To further analyze the effect of once daily cudetaxestat treatment on fibrosis, we used the Fibronest software (operated by PharmaNest LLC) to determine the amount of assembled collagen (a hallmark of advance fibrosis) in lung sections. Lung sections treated with cudetaxestat with 30 mg/kg once daily showed significant decrease in assembled collagen. These data indicate a clear effect of the cudetaxestat treatment on several known markers of fibrosis and key profibrotic genes. Significant reductions in early gene expression, notably aSMA and Col1A1, suggest that autotaxin inhibition can reduce myofibroblast activation and differentiation and therefore cudetaxestat potentially has direct anti-fibrotic activity.

We also evaluated the therapeutic efficacy of cudetaxestat in the mouse bleomycin-induced lung fibrosis using twice daily (“BID”) therapeutic dosing starting on day-7 after induction of bleomycin lung injury. The study ended on day 21. Lung tissue was harvested and mRNA levels of additional profibrotic genes were evaluated by quantitative polymerase chain reaction from lung lysates. Therapeutic treatment with cudetaxestat with 3 mg/kg, 10 mg/kg and 30 mg/kg BID resulted in significant reductions in gene expression of the profibrotic genes interleukin-6 (“IL-6”) and plasminogen activator inhibitor-1 (“PAI-1”). Furthermore, the 30 mg/kg BID treatment significantly reduced mRNA levels of connective tissue growth factor (“CTGF”). Significant reductions in mRNA levels for these three profibrotic genes supports the central role that autotaxin plays in the fibrotic process and further support the potential direct anti-fibrotic activity that treatment with cudetaxestat may provide in lung fibrosis patients (Figure 9).

We also evaluated the efficacy of cudetaxestat in the choline-deficient, amino-acid defined, high fat diet (“CDAA-HFD”) mouse model of NASH/cirrhosis. In this in vivo pharmacology model, mice were fed a CDAA-HFD for 14-weeks, and therapeutic once daily treatment with cudetaxestat was initiated on the fifth week and continued through the end of the study on the fourteenth week. At the end of our study, the liver tissues were collected and prepared for histological evaluation. Histological analysis of liver sections was performed for hydroxyproline content (which is a major component of the mammalian collagen protein collagen and plays a key in collagen stability), picrosirius red staining (which is an important stain used to study collagen networks in tissues), and an assessment of steatosis (which is the accumulation of lipid/fat in the liver). Hydroxyproline content was significantly reduced following daily treatment of cudetaxestat at both 10 mg/kg and 30 mg/kg doses as was the picrosirius red staining and the steatosis score (Figure 10). Interestingly, treatment with AM152, an antagonist specific for the LPA1, did not show significant reductions in either hydroxyproline or steatosis, which suggests that there may be redundancy with one or more of the other five known LPA receptors in the liver fibrosis process.

Clinical development of cudetaxestat

Blade’s clinical development for cudetaxestat includes a completed phase 1 study in healthy volunteers (NCT04146805) that was a double blind, placebo-controlled, single and multiple ascending dose study to evaluate the safety, tolerability, PK, and PD. SAD cohorts completed four times daily (“QD”) dosing with an oral solution of cudetaxestat at 100, 300, 500 and 1000 mg under fasting conditions, and two additional cohorts completed dosing at 500 and 750 mg under fed (high fat diet) conditions. Four MAD cohorts completed QD dosing with an oral solution of cudetaxestat over 14 days at doses of 100, 300 and 500 mg under fasting conditions and 750 mg under (standard meal) fed conditions.

The plasma concentration profiles and PK parameters for cudetaxestat from the multiple doses at 100 mg and 300 mg of oral solution QD over 14 days were similar to those observed following single administration at the same dose level in the SAD segment of the trial. The 750 mg dose QD under fed conditions resulted in a comparable area under the curve (“AUC”) of mean plasma concentration and a later time to reach maximum plasma concentration (“Cmax”) and slightly lower Cmax compared to the 500 mg dose (Figure 11).

The PD response following administration of cudetaxestat in the SAD and MAD cohorts was measured by assessing the percentage reduction from baseline in plasma LPA levels using the LPA species C18:2 to assess the degree to which autotaxin activity was inhibited. Based on literature reports and clinical studies with other autotaxin inhibitors, approximately 80% of the LPA C18:2 in human plasma appears to be generated by autotaxin, and the remaining 20% is generated by other enzymatic pathways or is derived from dietary sources.

In the SAD cohorts, the peak percentage reduction of plasma LPA C18:2 occurred within 4 hours of dosing in all cudetaxestat dose levels compared to placebo. The percent reduction of plasma LPA C18:2 was stronger and more sustained at higher doses of cudetaxestat. Maximal plasma LPA C18:2 level reduction (“Emax”) was the highest at 750 and 1000 mg doses of oral solution (82.4% and 81.6%, respectively). The LPA levels returned to baseline levels by 72 hours for all doses post cudetaxestat. The percentage reduction in plasma LPA C18:2 from baseline increased with increasing plasma concentration of cudetaxestat, although plateaued at approximately 75%–80% reduction consistent with published reports that autotaxin is responsible for producing approximately 80% of LPA C18:2 measured in human plasma. In the MAD cohorts, the plasma Emax reductions of LPA C18:2 levels from baseline after daily administration of cudetaxestat at 100, 300, 500, or 750 mg of oral solution over 14 days were similar to those observed following single administration at the same dose levels. Emax was maintained after multiple administration of cudetaxestat on day-7 and day-14. The minimum plasma LPA reduction (“Etrough”) levels (which occurred at the end of each daily dosing interval 24 hours after the last dose) were more than 65% reduction from baseline for the 500 and 750 mg dose groups and over 50% reduction for the 300 mg dose group. These results indicate that cudetaxestat inhibited autotoxin activity effectively. Shown in Figure 12 is the Emax and Etrough percent reduction of LPA C18:2 on day-1, day-7, and day-14 at the 100, 300, 500 and 750 mg dose levels from the MAD part of the study. At the higher doses of 500 and 750 mg QD, the peak-to-trough variation in LPA reduction (Emax to Etrough) were minimized and showed a sustain reduction in LPA across the 24-hour dosing interval.

Figure 12

Peak-to-trough variation in LPA reduction
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Cudetaxestat was generally well-tolerated in healthy subjects. No deaths, serious adverse events (“SAEs”), AE-discontinuations, or treatment-emergent adverse events (“TEAEs”) graded as severe in intensity were reported. The majority of TEAEs were determined to have been related to study drug. In both study parts, the most common TEAEs across all dose groups were nausea, diarrhea, and headache. The gastrointestinal symptoms were transient, primarily occurred after the first dose, and less frequent under fed conditions. However, in a subsequent phase 1 relative bioavailability study in healthy volunteers (NCT04814472) comparing a solid tablet dose formulation for cudetaxestat to the liquid formulation that was used in the phase 1 SAD/MAD (NCT04146805) there were notably fewer gastrointestinal TEAEs (e.g., nausea, diarrhea) with the tablet formulation, which suggests those observed in the phase 1 SAD/MAD were likely due to the liquid formulation. The results of this phase 1 SAD/MAD study support further clinical evaluation of once daily (QD) or possibly twice daily (BID) dosing of cudetaxestat.

Nonclinical assessment of cudetaxestat to support regulatory review and further clinical development

We have completed nonclinical in vivo and in vitro toxicology and safety pharmacology studies. These IND-enabling studies include 28-day good laboratory practice (“GLP”) toxicology studies in rat and dog, assessment of cardiovascular system safety in dog using telemetry equipment, measurement of respiratory parameters in rat, in vitro assessments for potential genotoxicity, and in vitro CYP liver enzyme profiling including with pirfenidone and nintedanib. In addition, we have completed a 26-week GLP toxicology study in rat and a 39-week GLP toxicology study in dog to assess the in vivo chronic toxicology profile of cudetaxestat.

In responses to questions posed in our Type B pre-IND meeting, the FDA acknowledged the known safety and tolerability issues with standard-of-care medications (pirfenidone and nintedanib) and recommended that we evaluate any potential drug-drug interactions (“DDI”) with these two approved IPF therapies prior to conducting a dose-ranging study in IPF patients. The FDA recommended that we conduct dedicated DDI studies to evaluate the mutual effect on PK between cudetaxestat and nintedanib, and pirfenidone, and any PK interaction between cudetaxestat and nintedanib/pirfenidone, if there is any, will be used to justify the dose selection, the efficacy, and the safety profiles of cudetaxestat in our clinical program. Blade completed this dedicated phase 1 DDI study in healthy volunteers to evaluate the potential for DDI when cudetaxestat was dosed on top of nintedanib, and when cudetaxestat was dosed on top of pirfenidone. In this dedicated phase 1 DDI study (NCT04939467) there were no reports of drug-related SAEs. The data from this DDI phase 1 study along with data from the other phase 1 studies (outlined below) have been submitted to the FDA for review.

Additional feedback from the Type B pre-IND meeting with the FDA, the agency recommended that we also evaluate in preclinical in vitro and in vivo studies the potential DDI of cudetaxestat with nintedanib or pirfenidone. We also sought to evaluate and compare the potential DDI with a competitive autotaxin inhibitor, ziritaxestat (also known as GLPG-1690). Notably, nintedanib is known to be a substrate for P-glycoprotein (“P-gp”; Wind, 2019, Clin Pharm), which is transporter protein that functions as a biological barrier by secreting certain compounds and toxins out of cells and is expressed in the gastrointestinal tract, liver, and kidney. Based on our in vitro studies both cudetaxestat and pirfenidone (https://www.rxlist.com/Esbriet-drug.htm#clinpharm) are not substrates for P-gp (Table 2), and both are not expected to inhibit P-gp activity in vivo. In contrast, based on our in vitro studies the competitive autotaxin inhibitor, ziritaxestat, is both a moderate inhibitor as well as a substrate for P-gp activity (Table 2 and 3).

Based on the in vitro P-gp data, we evaluated in repeat dose in vivo preclinical studies in rats the potential for DDI effects (i.e., plasma exposure levels) that cudetaxestat or ziritaxestat may have when each is administered on top of nintedanib. Rats were dosed daily for four days with nintedanib alone (30 mg/kg) to reach steady state plasma levels. The rats were then split into two cohorts and dosed daily for the subsequent seven days with a) nintedanib (30 mg/kg) + cudetaxestat (75 mg/kg) or b) nintedanib (30 mg/kg) + ziritaxestat (60 mg/kg). When co-administered cudetaxestat had no significant change (“ns”; p > 0.05) on the Cmax or AUC plasma exposure of nintedanib (Figure 13). In contrast, when we co-administered to rats ziritaxestat + nintedanib, ziritaxestat increased plasma exposure of nintedanib (Figure 13) at Cmax by approximately 1.8-fold (p ≤ 0.05) and AUC by approximately 2.8-fold (p ≤ 0.001). These in vivo preclinical studies have been repeated and similar results were obtained where ziritaxestat increased the Cmax and AUC of nintedanib by 2.5-fold and 4-fold, respectively (p <0.0001), and again cudetaxestat did not alter the Cmax or AUC of nintedanib. This significant increases in plasma exposure of nintedanib caused by co-administration of ziritaxestat may potentially increase the known safety and tolerability issues with nintedanib (an approved IPF standard-of-care medication). This potential to increase nintedanib exposure levels may have contributed to the safety issues that were noted by Galapagos, NV (Nasdaq: GLPG) and that led them to the discontinuation of all clinical studies ziritaxestat, including the phase 3 clinical trials in IPF in February of 2021.

Table 2

P-gp *in vitro* transporter assay using quinidine as substrate

Compound	P-gp Inhibition (IC_{50} µM)	P-gp Substrate (Efflux Ratio @ 10µM)
Cudetaxestat	**Very Weak** (64.6 µM)	**Not a substrate** (1.7)
Ziritaxestat (GLPG-1690)	**Moderate** (7.8 µM)	**Yes** (60)
Nintedanib	Weak (>30 µM)[1]	**Yes** (16)
Pirfenidone	Weak (>100 µM)[2]	Not a substrate

Table 3

P-gp *in vitro* inhibition assay using nintedanib as substrate

Compound	P-gp Inhibition (IC_{50} µM)
Cudetaxestat	39.8
Ziritaxestat (GLPG-1690)	3.84

____________

1.      Wind et al Clin. Pharm. 2019

2.      https://www.rxlist.com/Esbriet-drug.htm#clinpharm

Completed and planned clinical studies for cudetaxestat

In July 2021, the FDA activated our investigational new drug application (“IND”) for cudetaxestat in IPF. The FDA granted Blade orphan drug designation (“ODD”) for cudetaxestat for treatment of IPF in February 2021 and for treatment of SSc in October 2021. In addition to the phase 1 SAD/MAD study described about, we completed three additional phase1 clinical studies of cudetaxestat in healthy volunteers, which are summarized below:

1.     Phase 1 relative bioavailability study. This phase 1 clinical study in healthy volunteers (NCT04814472) evaluated the relative bioavailability of a solid tablet formulation of cudetaxestat to the oral liquid formulation that was used in the phase 1 SAD/MAD study. The study findings showed comparable pharmacokinetics and pharmacodynamics profile for the two formulations and cudetaxestat was well-tolerated with no SAEs or drop-outs due to TEAEs. The solid tablet formulation of cudetaxestat had notably fewer gastrointestinal TEAEs (e.g., nausea, diarrhea) compared to the liquid formulation used in the phase 1 SAD/MAD;

2.     Phase 1 CYP DDI study. This phase 1 drug-drug interaction study in healthy volunteers (NCT04814498) evaluated the effect of cudetaxestat on the pharmacokinetics of probe substrates that are known cytochrome P450 (“CYP”) enzyme inhibitors and inducers. This study demonstrated no alteration of plasma levels of sensitive substrates for CYP3A4, CYP2B6, CYP1A2, and CYP2C9. The few interactions included weak inhibition of CYP2D6 and an apparent induction of CYP2C19. Cudetaxestat was well-tolerated and no SAEs or drop-outs due to TEAEs.

3.     Phase 1 DDI with IPF approved therapies. This phase 1 study in healthy volunteers (NCT04939467) evaluated the potential for drug-drug interaction between cudetaxestat and either nintedanib or pirfenidone, which are the two currently approved IPF therapies. In this study there were no SAEs when cudetaxestat was dosed in conjunction with either nintedanib or pirfenidone. Cudetaxestat was well-tolerated with no reports of drug-related SAEs across all four phase 1 studies that were conducted.

4.     On January 28, 2022, we submitted to the FDA background materials on our clinical and nonclinical studies for a Type C (end-of-phase 1 or “EoP1”) meeting with the FDA. In March 2022, we received FDA review and feedback to our Type C meeting, and we plan to initiate a phase 2 PoC/dose-ranging, double-blind, placebo-controlled study of cudetaxestat in IPF patients on or off treatment with either of two FDA-approved therapies (nintedanib and pirfenidone). With this FDA feedback, our plan is to initiate this phase 2 study in the second quarter of 2022. This phase 2 trial will evaluate cudetaxestat daily treatment at three dose levels for 26 weeks vs. placebo for safety, tolerability and efficacy as assessed by the decline in lung function as measured by force vital capacity (“FVC”). We also plan to conduct an in vivo genotoxicity assay in parallel with the phase 2 trial.

BLD-2184 for the treatment of orphan poly-Q neurodegenerative diseases: HD and SCA3

BLD-2184 is Blade’s lead development candidate for HD and SCA3, which are orphan genetic neurodegenerative diseases where certain poly-Q mutant proteins can form neurotoxic protein aggregates. BLD-2184 was shown in preclinical animal studies to be able to penetrate the CNS and is a potent reversible-covalent small molecule inhibitor of dimeric calpains (i.e., calpains 1, 2 and 9) with good oral bioavailability. The dimeric calpains are intracellular cysteine proteases that are responsible for cleavage of certain intracellular signaling proteins to either activate or inactive their activities (Goll, 2003, Physiol Rev; Spinozzi, 2021, Biochim Biophys Acta Proteins Proteom). Generally, under normal conditions the dimeric calpains remain in an inactive state and only become activated in response to increased intracellular calcium levels. Furthermore, the activity of the dimeric calpains is tightly controlled by calpastatin, an endogenous peptide inhibitor of their protease activity. Normally, the calpastatin to calpain ratio is in excess, so that calpastatin quickly inhibits calpain activity. However, under abnormal or disease states, the balance between activated calpains and calpastatin regulation can lead to excessive calpain activity and contributes to disease onset and/or progression. Pending completion of the IND application process and subsequent regulatory activation of the IND, Blade plans to start a phase 1 clinical study of BLD-2184 in the second half of 2022 in healthy volunteers.

Blade discovered and developed BLD-2184 and owns intellectual property rights relating to BLD-2184 and its other associated calpain inhibitor drug candidates in the U.S. and in various foreign countries.

Background on Poly-Q neurodegenerative Diseases

The poly-Q neurodegenerative diseases such as HD and SCA3 are autosomal dominant genetic diseases that develop due to an expanded track of the trinucleotide repeats consisting of the glutamine coding CAG trinucleotide within the HTT and SCA3 genes, respectively. The mutant poly-Q protein is cleaved by intracellular proteases, notably calpains, and the resulting fragments of the mutant protein can form toxic protein aggregates within neurons. Accumulation of these toxic mutant protein aggregates can cause neuronal cell-death and, over time, progressive loss of neurons leads to movement disorders, including tremors, cognitive impairment, dementia, and death (Nobrega, 2018, Adv Exp Med Biol).

HD Background

HD is a progressive neurodegenerative disorder characterized by choreiform (rapid, jerky) movements, psychiatric problems, and dementia. HD results from the expansion of the poly-Q tract in the mutant protein, which is called huntingtin, also referred to as “Htt”. HD patients with smaller number of poly-Q repeats (36-75) tend to have later (adult) onset of disease whereas patients with greater number of repeats (48-121) have earlier (juvenile) onset with more significant disease severity and more rapid progression. With the more aggressive form of HD, complications typically cause death 10 to 30 years after onset. Current care entails symptomatic treatment and supportive care. Chorea is treated with antipsychotics and dopamine-depleting agents. Prevalence of HD based both genetic and clinical diagnostic standards are estimated to be 10.6 – 13.7 individuals per 100,000 in Western populations, and there are estimated 30,000 individuals in the United States afflicted with HD (Bates, 2015, Nat Rev Dis Primers).

SCA3 Background

SCA3, also known as MJD, is characterized by a slow degeneration of the cerebellum, which leads to ataxia and cognitive impairments. SCA3 is the most common form of spinocerebellar ataxias and patients may exhibit a wide variety of symptoms beyond ataxia. Mutations in the SCA3 gene, which codes for ataxin-3, carry expanded repeats of the trinucleotide CAG and the corresponding mutant ataxin-3 protein carries expanded poly-Q repeats compared to the normal protein. The mutant ataxin-3 protein undergoes a proteolytic cleavage and calpains are reported to be the key protease responsible for this cleavage event. Following cleavage, the mutant ataxin-3 protein fragments form misfolded intracellular protein aggregates or neuronal inclusions that can lead to neuronal damage and cell death and can ultimately contribute to neuronal degeneration (Klockgether, 2019, Nat Rev Dis Primers; Wang, 2018, Neurosci). There are currently no approved therapies to treat SCA3, and treatment solely consists of symptomatic management.

One prospective study reported the mean age of disease onset as 37 years, with ages ranging between 5 to 66 years. Most patients require a wheelchair approximately 10 – 15 years after disease onset. For severe forms of the disease, the life expectancy is in the mid-30s, although milder forms of the disease may be associated with a normal lifespan. Disease epidemiology is highly variable depending on geography, with prevalence rates of SCAs overall, and are estimated to be approximately 0.3 – 2.0 per 100,000. U.S. estimates of the total SCA3 population are approximately 1,500 – 2,000 (Nobrega, 2018, Adv Exp Med Biol; Ruano, 2014, Neuroepidemiol).

Scientific Rationale for Calpain Inhibition with BLD-2184 to Treat HD and SCA3

Several published studies suggest that calpain activity is upregulated in human HD and that calpain-mediated cleavage of the mutant Htt protein may contribute to toxic protein aggregates, neurodegeneration, and progression of HD (Figure 14). The Htt mutant protein contains calpain cleavage sites, and cells expressing the mutant Htt protein that were engineered to be resistant to calpain cleavage are reported to have reduced cleavage fragments of the mutant protein, reduced aggregation, and reduced cellular toxicity, compared to cells expressing the mutant Htt protein that are sensitive to calpain cleavage (Gafni, 2004, JBC; Gafni, 2002, J Neuroscience). Calpain activity and Htt proteolysis are reported to be increased in the striatum and cortex in a mouse model of HD where the mutant gene has been knocked-in (Gafni, 2004, JBC). Overexpression in the brain of a natural inhibitor of calpains, calpastatin, increases autophagy, reduces Htt levels, and Htt-positive aggregates, and is associated with mildly improved locomotor activity in mice (Menzies, 2015, Cell Death Diff). Calpastatin ablation triggers calpain overactivation, increased Htt cleavage, and increased Htt aggregates in vivo. Calpain activation is increased in HD patients vs. controls, and a major Htt fragment in HD tissue appears to be derived from calpain-cleavage (Weber, 2018, Neuropharmacol).

Several additional studies have generated compelling data that implicate calpain mediated cleavage of mutant ataxin-3 in SCA3 mutant protein aggregations and disease progression (Figure 14). Calpains have been demonstrated to cleave mutant ataxin-3, and calpain inhibition abrogates ataxin-3 fragmentation and formation of neuronal inclusions in vitro in SCA3 neurons (Haacke, 2007, JBC; Hubener, 2013, Hum Mol Genetics; Koch, 2011, Nature). Ablation of the calpain inhibitor calpastatin led to increased mutant ataxin-3 fragments, nuclear inclusions, and neurodegeneration in a SCA3 mice model (Hubener, 2013, Hum Mol Genetics). Calpastatin overexpression reduced the size and number of mutant ataxin-3 inclusions and neurodegeneration in SCA3 mice models (Simoes, 2012, Brain). Administration of a calpain inhibitor reduced mutant ataxin-3 aggregation and cellular degeneration and prevented motor behavioral deficits in a lentiviral mouse model of SCA3 (Simoes, 2014, Hum Mol Genetics). Calpain cleaves ataxin-3 in SCA3 patient-derived cells and postmortem brain tissue (Weber, 2017, Brain).

In addition to the reported role in cleavage of Htt and ataxin-3 mutant proteins, calpains have also been implicated in the regulation of autophagy, which is the intracellular mechanism by which cells clear misfolded, damaged, and aggregated proteins and damaged intracellular organelles (Weber, 2019, BioMed Research International). Calpains have been shown to be responsible for the proteolytic cleavage of certain key autophagy proteins, as well as the lysosome-associated proteins, and thereby attenuate the autophagosome-clearance mechanism, including clearance of toxic protein fragment aggregates, and contribute to disease progression (Weber, 2019, BioMed Research International). Lysosomes and autophagosomes are cellular organelles responsible for clearing large protein aggregates in cells. Published studies have also shown that reduced calpain activity by either overexpression of calpastatin or calpain knockdown leads to increased autophagy in various preclinical models of neurodegenerative diseases, including HD and SCA3 (Menzies, 2015, Cell Death Diff; Watchon, 2017, Neurosci). A schematic representation of the role calpains play in the generation of toxic misfolded proteins and autophagy in poly-Q neurodegenerative diseases (HD and SCA3) is outlined below. We anticipate that specifically inhibiting calpain activity, in the CNS in the context of HD and SCA3 disease mutations to reduce the cleavage of the mutant proteins, may enhance the autophagic flux and thereby may reduce the burden of toxic protein aggregates of both mutant Htt and axtaxin-3 in afflicted neurons.

Preclinical data supporting BLD-2184 in neurodegeneration model of SCA3

In collaboration with Luis Pereira de Almeida at the University of Coimbra in Portugal, we studied the effect of BLD-2184 in a SCA3 mice model. These mice were dosed daily for 28 days with vehicle or BLD-2184. After 28 days of treatment, the brains from these mice were assessed for Atxn3 fragment formation and Atxn3 aggregation (inclusions). BLD-2184 treatment significantly reduced the number of Atxn3 fragments and reduced the number of mutant Atxn3 inclusions/aggregates (Figure 15).

Figure 15

BLD-2184 reduced Atxn3 mutant fragments and neuronal inclusions in mouse model of SCA3

Lentiviral injection Atxn3 gene into mouse striatum

34 kDa fragment levels relative to sol Atxn3
1.5
1.0
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0.0
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Mutant Atxn3 Inclusions
Total number of mutant Atxn3 Inclusions
150000
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50 µm
50 µm

Brains from mice were evaluated for depleted dopaminergic neuron volume by immunohistochemistry staining. The depleted areas were quantified by semi-automated imaging. As shown in the Figure 16, treatment with BLD-2184 significantly reduced the depleted area depletion of dopaminergic neuron staining, which suggest that calpain inhibition may also provide some neuroprotection.

We also investigated the impact of calpain inhibition on autophagy and autophagic flux in vitro in a neuronal cell line (neuro2A cells). LC3B-II is a protein integral to the formation of autophagy vesicles (autophagosome) and can be used as a marker of autophagic flux. Once formed, autophagosome are then trafficked to and fuse with lysosomes (intracellular vesicle where damaged or misfolded proteins are broken down). Upon fusion with a lysosome, the contents of the autophagosome quickly become acidified and are broken down by lysosomal proteases (Figure 17). By treating cells with chloroquine (“CQ”), which inhibits autophagosome-lysosome fusion, one can assess autophagic flux (formation of the autophagosome) using LC3B-II levels as a marker. Treatment of nueor2A cells with BLD-2184 in the presence of CQ increased the accumulation of LC3B-II, which indicates that calpain inhibition can increase in autophagic flux.

Similar results were shown with another of Blade’s proprietary calpain inhibitor compounds in a zebra fish model of SCA3 (Robinson, 2021, Cells). These preclinical studies suggest that calpain inhibition by BLD-2184 may represent a therapeutic opportunity in multiple poly-Q neurodegenerative diseases by inhibiting calpain-mediated mutant protein cleavage and aggregation and by enhancing autophagy-mediated clearance of toxic protein fragments and aggregates.

Nonclinical and planned clinical program for BLD-2184

We have completed the nonclinical in vivo and in vitro toxicology and safety pharmacology studies for BLD-2184 that are necessary to enable filing of an IND with FDA (or equivalent for ex-US regulatory agencies). These IND-enabling studies include 14-day GLP toxicology studies in two species (rat and dog), assessment on cardiovascular system safety in dog using telemetry equipment, measurement of respiratory parameters in rat, in vitro assessments for potential genotoxicity, and in vitro CYP liver enzyme profiling. Given its relatively low aqueous solubility, we are currently developing a clinical formulation for BLD-2184 that may support its clinical development in the poly-Q neurodegenerative diseases. Pending IND filing (or ex-US equivalent) and FDA (or ex-US regulatory agency) review and feedback, we plan to initiate a phase 1 SAD/MAD study in healthy volunteers in the second half of 2022.

Competition

The biopharmaceutical industry is a highly competitive industry, and we face substantial competition from a large number of companies. While we believe that our programs are well-positioned for eventual approval, commercialization, and success, many of our competitors are larger with significantly more resources and may develop competing programs at a more rapid pace. Additionally, academic institutions, smaller biopharmaceutical companies, and governmental agencies may also be sources of competition. While we note that there are a number of competitors developing therapeutics for the same indications as Blade’s pipeline programs; however, we cannot predict the future clinical success or commercial viability for these competitor programs.

Autotaxin Inhibitor Competitors

Bridge Biotherapeutics, Inc. (“Bridge”) is developing BBT-877 and has completed a phase 1 SAD/MAD study. Bridge was planning to conduct a phase 1 drug-drug interaction study in 2021 and initiate a phase 2 study in IPF in 2022. iOnctura SA is developing IOA-289 for pancreatic cancer and recently announced initiation of a phase 1 study.

IPF

Pirfenidone and nintedanib are the only pharmaceutical agents approved by the FDA to treat IPF. Neither compound is curative, while both are associated with numerous side effects. As a result, real-world studies report up to nearly 75% of IPF patients remain untreated with either drug, and 30 – 40% of patients discontinue utilization of both pirfenidone and nintedanib due to factors including poor tolerability, often within only one year (Dempsey, 2021, Ann Am Thorac Soc). Companies that are developing clinical-stage IPF drug candidates include FibroGen, Roche, United Therapeutics, BMS, Galecto, Pliant, and Boehringer.

SSc-ILD

As with SSc-ILD itself, disease management is highly heterogeneous and clinicians utilize a variety of pharmaceutical therapies to manage the disease. Historically, immunosuppressants have become off-label first line therapies (Khanna, 2021, Arthritis Rheumatol). Multiple well known large studies have assessed the efficacy of various agents in SSc-ILD. Notably, the immunosuppressants CYP and MMF have become common treatment options (Tashkin, 2006, NEJM; Tashkin, 2016, Lancet). More recently, in 2019 the FDA approved Ofev® (nintedanib) based on efficacy seen in one phase 3 study in SSc-ILD subjects (Distler, 2019, NEJM). Nintedanib was associated with a reduction in FVC decline of 40 – 50%. However, no benefit on skin stiffness or quality of life was seen. Nintedanib is also associated with substantial side effects, leading to many discontinuations within one year of being prescribed (Dempsey, 2021, Ann Am Thorac Soc). In 2021, the FDA approved the anti-IL-6 antibody Actemra® (tocilizumab) to treat SSc-ILD. Tocilizumab approval was granted based on a post hoc analysis of a phase 2 and phase 3 study in diffuse cutaneous systemic sclerosis. Despite missing the primary endpoint of improving skin stiffness, tocilizumab appeared to stabilize lung function in both studies (Khanna, 2016, Lancet; Khanna, 2020, Lancet Respir Med). Horizon Therapeutics Public Limited Company and Acceleron Pharma Inc. appear to be developing drugs to treat SSc-ILD.

NASH

There are currently no FDA-approved drugs to treat NASH. A leading overarching hypothesis for NASH pathophysiology is that the disease progresses on roughly three axes: metabolic, inflammatory, and fibrotic (Huisman, 2021, J Exp Med; Arab, 2018, Ann Rev Pathol). The majority drugs being developed to treat NASH act on the metabolic axis. Competitors developing this type of drug include Gilead Biosciences, Inc., Madrigal Pharmaceuticals, Inc., Viking Therapeutics, Inc., Galmed Pharmaceuticals Ltd., Intercept Pharmaceuticals, Inc., BMS, Inventiva S.A., Akero Therapeutics, Inc. and 89Bio, Inc. Competitors developing anti-inflammatory drugs include Terns Pharmaceuticals, Inc., Can-Fite BioPharma Ltd., BMS, and Novartis AG (“Novartis”). Companies developing anti-fibrotic drugs include Galecto, Pharmaxis Ltd., and Pliant.

Oncology

Many solid tumors modify their local microenvironment by promoting local inflammation and increasing fibrosis (deposition of ECM) around the primary tumor. Formation of a fibrotic microenvironment around solid tumors protects cancer cells from eliciting an immune response and can act as a barrier to therapeutic drugs, which can lead to resistance and/or diminished efficacy. Many studies have demonstrated that extensive fibrosis around pancreatic tumors is closely related to patient survival rate after treatment with chemotherapy (Huang, 2021, Int J Mol Sci). A direct anti-fibrotic therapy may offer an effective approach to improve the efficacy of chemotherapeutic agents or immune-oncology therapies such as immune checkpoint inhibitors and CART therapies. Companies that are developing anti-fibrotic agents to treat cancer include Fibrogen, Pliant Therapeutics, iOnctura, Scholar Rock, and Morphic Therapeutic.

Poly-Q Neurodegenerative Diseases

There are no approved disease modifying therapies for any poly-Q neurodegenerative diseases, and the current treatment approaches largely entail symptomatic management. Clinical-stage pharmaceutical agents are being developed by companies including Seelos Therapeutics, Inc. Biohaven Pharmaceutical Holding Company Ltd., Prilenia Therapeutics B.V., Annexon Inc., AOP Orphan Pharmaceuticals GmbH, and uniQure N.V.

Intellectual Property

Our innovative products and our ability to protect our intellectual property is key to our ongoing and future success. We aim to protect and enhance the proprietary technology, inventions, and improvements that are commercially important to our product candidates and the future success of our business. This includes seeking, maintaining, and defending our patent rights, whether developed internally, acquired, or licensed from third parties. To this end we rely on obtaining, maintaining, and defending patent protection in the United States and abroad. We also rely on trademarks, copyrights, confidentiality procedures, trade secret laws, employee disclosure agreements, and invention assignment agreements. For our discovery programs, development candidates and our product candidates we typically aim to protect composition of matter, methods of making, methods of use, formulation along with other patentable aspects whenever possible.

Trademarks

“BLADE THERAPEUTICS” is currently a registered trademark in the European Union (Registration number and date:14910897; May 17, 2016) and in Japan (Registration number and date: 5873790; August 12, 2016). “BLADE THERAPEUTICS” is currently a pending trademark application for registration in the United States.

IP Covering Cudetaxestat and Autotaxin Inhibitors

Cudetaxestat and other associated autotaxin inhibitors product candidates are wholly owned by Blade and were acquired by Blade pursuant to the ATXCo Merger Agreement. To date we have three issued U.S. patents with composition of matter and methods of use claims that cover cudetaxestat and have an expiration date of November 20, 2034. We also have two issued U.S. patents that cover methods of use claims that cover cudetaxestat and have an expiration date of June 4, 2036.

IP Covering BLD-2184 and other Calpain Inhibitors

Blade wholly owns BLD-2184 and other associated calpain inhibitor product candidates. We currently have one issued U.S. patent with composition of matter and methods of use claims that covers BLD-2184 and has an expiration date of September 27, 2037.

Manufacturing

We do not currently own or operate any manufacturing facilities and we do not have plans to establish any manufacturing facilities.

Our small molecule clinical drug candidates, cudetaxestat and BLD-2184, are amenable to standard chemical synthetic manufacturing approaches. We optimized the synthetic process and manufactured kilogram quantities to provide drug substances in support of our formal toxicity studies and clinical trials. The manufacturing process of the drug substance for our clinical candidates uses commercially available starting materials. The synthetic routes for each amenable to large-scale production and does not require specialized equipment in the manufacturing process. Our clinical candidates also rely on conventional formulation technology without techniques or specialized equipment to afford the finished drug product.

We obtained an adequate supply chain of the drug substance for both cudetaxestat and BLD-2184 from our contract manufacturing organization (“CMO”) to satisfy both our preclinical and clinical demands. For cudetaxestat, we believe we have adequate drug substance material to initiate our phase 2 study and we identified two non-overlapping CMOs to mitigate risks and ensure steady production of drug substance.

For the cGMP production of our drug products for clinical trials, we developed traditional drug product manufacturing approaches that are amenable for multi-kilogram manufacturing.

Our internal personnel have extensive cGMP manufacturing experience to manage the manufacturing and development processes conducted by our CMOs. Our agreements with each CMO include confidentiality and intellectual property provisions as well as provision for quality audits. Currently, our manufacturing approach utilizes an outsourcing model to our CMOs for manufacturing, storage, distribution, and quality testing. As the development of our programs advance, we will continue to evaluate and expand our network of CMOs as needed to meet the demand of our clinical projects.

FDA Approval Process for Drugs

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. A new drug must be approved by the FDA through the new drug application, or NDA, process before it may be legally marketed in the United States.

U.S. drug development process

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process or the approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•        completion of preclinical laboratory tests, animal studies, and formulation studies in accordance with GLP regulations and other applicable regulations;

•       submission to the FDA of an IND, which must be activated effective before clinical trials in humans may begin;

•       approval by an independent institutional review board, or IRB, at each clinical site before each clinical trial may be initiated;

•        performance of adequate and well-controlled human clinical trials in accordance with good clinical practice (“GCP”) regulations to establish the safety and efficacy of the proposed drug for its intended use;

•        submission to the FDA of a new drug application, or NDA;

•        satisfactory completion of an FDA advisory committee review, if applicable;

•        satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with current good manufacturing process, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•        FDA review and approval of the NDA.

Once a pharmaceutical product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, and animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may impose clinical holds at any time before or during clinical trials due to safety concerns about on-going or proposed clinical trials or non-compliance with specific FDA requirements, and the clinical trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCP regulations, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials must be conducted under protocols detailing the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND, and timely safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events. An IRB at each institution participating in the clinical trial must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the clinical trial and the consent form that must be provided to each clinical trial subject or his or her legal representative, monitor the clinical trial until completed, and otherwise comply with IRB regulations.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•       Phase 1:    The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution, and excretion and, if possible, to gain an early indication of its effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients. Sponsors sometimes designate their phase 1 clinical trials as phase 1a or phase 1b. Phase 1b clinical trials are typically aimed at confirming dosing, pharmacokinetics, and safety in larger number of patients. Some phase 1b studies evaluate biomarkers or surrogate markers that may be associated with efficacy in patients with specific types of diseases.

•       Phase 2:    This phase involves clinical trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases, and to determine dosage tolerance and appropriate dosage.

•        Phase 3:    Clinical trials are undertaken to further evaluate dosage, clinical efficacy, and safety in an expanded patient population, generally at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk-benefit ratio of the product candidate and provide, if appropriate, an adequate basis for product labeling.

Post-approval trials, sometimes referred to as phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of phase 4 clinical trials as a condition of approval of an NDA.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a clinical trial may move forward at designated check points based on access to certain data from the clinical trial.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be, but not exclusively be, prior to submission of an IND, at the end of phased clinical trials, and before an NDA is submitted. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the phase 2 clinical trial to discuss phase 2 clinical results and present plans for the pivotal phase 3 clinical trials that they believe will support approval of the new drug.

Concurrent with clinical trials, companies may conduct additional in vivo studies, develop additional information about the chemistry and physical characteristics of the drug, and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected AEs, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Sponsors of certain clinical trials of FDA-regulated products are required to register and disclose specified clinical trial information, which is publicly available at www.clinicaltrials.gov. Information related to the product, patient population, phase of investigation, clinical trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these clinical trials can be delayed until the new product or new indication being studied has been approved.

U.S. review and approval process

The results of product development, preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality, and purity. Under the Prescription Drug User Fee Act (“PDUFA”) guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. The FDA may also issue a refuse-to-file letter to the sponsor if the NDA is deficient.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates, and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP requirements.

After the FDA evaluates an NDA, it will issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A complete response letter indicates that the review cycle of the application is complete and the application will not be approved in its present form. A complete response letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal phase 3 clinical trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies, or manufacturing. If a complete response letter is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a sponsor to conduct phase 4 testing, which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized. The FDA may also place other conditions on approval including the requirement for a risk evaluation and mitigation strategy (“REMS”) to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Marketing approval may be withdrawn for non-compliance with regulatory requirements or if problems occur following initial marketing.

The Pediatric Research Equity Act (“PREA”) requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment or keep a deferral current or fails to submit a request for approval of a pediatric formulation.

U.S. orphan drug designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. The FDA has granted orphan designation to cudetaxestat for the treatment of idiopathic lung fibrosis and the treatment of systemic sclerosis.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or inability to manufacture the product in sufficient quantities. The designation of such drug also entitles a party to financial incentives, such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. However, competitors, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan exclusivity also could block the approval of one of our product candidates for seven years if a competitor obtains approval of the same drug as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. In addition, if an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity.

U.S. expedited development and review programs

The FDA has a fast-track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for fast-track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Unique to a fast-track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a fast-track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis, or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date, as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast track designation, priority review, and accelerated approval do not change the standards for approval but may expedite the development or approval process.

The Food and Drug Administration Safety and Innovation Act (“FDASIA”), established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast-track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

U.S. post-approval requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. After approval, some types of changes to the approved product, such as adding new indications, certain manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP regulations and other laws and regulations. In addition, the FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

Any drug products manufactured or distributed by us or our partners pursuant to FDA approvals will be subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the drug, providing the FDA with updated safety and efficacy information, drug sampling and distribution requirements, complying with certain electronic records and signature requirements, and complying with FDA promotion and advertising requirements. The FDA strictly regulates labeling, advertising, promotion, and other types of information on products that are placed on the market and imposes requirements and restrictions on drug manufacturers, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or in patient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Failure to comply with the applicable U.S. requirements at any time during the product development process and approval process or after approval may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds on post-approval clinical trials, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties.

U.S. marketing exclusivity

Market exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application (“ANDA”) or an NDA submitted under Section 505(b)(2) (“505(b)(2) NDA”) submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application (for example, clinical investigations related to new indications, dosages, or strengths of an existing drug). This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.

Regulation outside the United States

To the extent that any of our product candidates, once approved, are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals.

In order to market our future products in the European Economic Area, or EEA, (which is comprised of the 27 member states of the EU plus Norway, Iceland and Liechtenstein) and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:

•        the Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products and medicinal products indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific, or technical innovation or which are in the interest of public health in the EU; and

•        National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Data and marketing exclusivity

In the EEA, new products authorized for marketing, or reference products, qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial authorization of the reference product in the EU. The 10-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Pediatric investigation plan

In the EEA, marketing authorization applications for new medicinal products not authorized have to include the results of studies conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all member states of the EU and study results are included in the product information, even when negative, the product is eligible for six months’ supplementary protection certificate extension.

Orphan drug designation

In the EEA, a medicinal product can be designated as an orphan drug if its sponsor can establish that the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or that the product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Community and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.

In the EEA, an application for designation as an orphan product can be made any time prior to the filing of an application for approval to market the product. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, the EMA or the member state competent authorities, cannot accept another application for a marketing authorization, or grant a marketing authorization, for a similar medicinal product for the same indication. The period of market exclusivity is extended by two years for medicines that have also complied with an agreed PIP.

This period may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example because the product is sufficiently profitable not to justify market exclusivity. Market exclusivity can be revoked only in very selected cases, such as consent from the marketing authorization holder, inability to supply sufficient quantities of the product, demonstration of “clinical superiority” by a similar medicinal product, or, after a review by the Committee for Orphan Medicinal Products, requested by a member state in the fifth year of the marketing exclusivity period (if the designation criteria are believed to no longer apply). Medicinal products designated as orphan drugs are eligible for incentives made available by the EU and its member states to support research into, and the development and availability of, orphan drugs.

Healthcare Reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to healthcare system that could affect our future results of operations as we begin to directly commercialize our products. In March 2010 the Patient Protection and Affordable Care Act, or ACA, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States and significantly affected the pharmaceutical industry. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and fraud and abuse changes. Additionally, the ACA increases the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% of the average manufacturer price to 23.1%; requires collection of rebates for drugs paid by Medicaid managed care organizations; requires manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected, expands of eligibility criteria for Medicaid programs, creates a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research and establishes of a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. In June 2021, the U.S. Supreme Court rejected the latest challenge to the ACA, holding that the states and individuals that brought the lawsuit do not have standing to challenge the individual mandate without specifically ruling on the constitutionality of the ACA. It is unclear how healthcare reform measures enacted by Congress or implemented by the Biden administration, or other challenges to the ACA, if any, will impact the ACA. Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. For example, in November 2021, the U.S. House of Representatives passed a prescription drug pricing plan as part of the Build Back Better Act. Under the Build Back Better Act, which has not yet been passed by the U.S. Senate, Medicare would be permitted to negotiate the maximum fair prices for a subset of prescription drugs under Medicare Parts B and D, with a defined negotiation process to be followed by Medicare and drug manufacturers. We cannot predict with certainty whether any such healthcare reform measures will be enacted or what impact they may have on us, but healthcare reform and changes in U.S. federal or state regulation could impose new and more stringent regulatory requirements on our acvitities and require us to change our business practices or financial arrangements. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing.

Other Healthcare Laws

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security and transparency laws and regulations as well as similar foreign laws in the jurisdictions outside the United States. If their operations are found to be in violation of any of such laws or any other governmental regulations that apply, they may be subject to penalties, including, without limitation, civil and criminal penalties, damages, fines, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and individual imprisonment.

Data Privacy and Security Laws

Pharmaceutical companies may be subject to U.S. federal and state health information privacy, security and data breach notification laws, which may govern the collection, use, disclosure and protection of health-related and other personal information, including personal information that we hold on our employees. State laws may be more stringent, broader in scope or offer greater individual rights with respect to personally identifiable information, or PII, or protected health information, or PHI, than federal law, including the Health Insurance Portability or Accountability Act, as amended, or HIPAA, and state laws may differ from each other, which may complicate compliance efforts. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured PHI, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal and administrative fines and penalties and/or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

EU member states, the United Kingdom, Switzerland and other countries have also adopted data protection laws and regulations, which impose significant compliance obligations. In the European Union, the collection and use of personal health data is governed by the provisions of the General Data Protection Regulation, or GDPR. The GDPR became effective on May 25, 2018, repealing its predecessor directive and increasing responsibility and liability of pharmaceutical companies in relation to the processing of personal data of EU subjects. The GDPR, together with the national legislation of the EU member states governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting.

In particular, these obligations and restrictions concern the consent of the individuals to whom the personal data relates, the information provided to the individuals, the transfer of personal data out of the European Union, security breach notifications, security and confidentiality of the personal data and imposition of substantial potential fines for breaches of the data protection obligations. Data protection authorities from the different EU member states may interpret the GDPR and national laws differently and impose additional requirements, which add to the complexity of processing personal data in the European Union. Guidance on implementation and compliance practices are often updated or otherwise revised.

Coverage and Reimbursement

Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. These third-party payors are increasingly reducing reimbursements for medical products, drugs and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. We may face competition for our product candidates from lower-priced products in foreign countries that have placed price controls on pharmaceutical products. In addition, there may be importation of foreign products that compete with our own products, which could negatively impact our profitability. Furthermore, there can be no assurance that our products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available or that the third-party payors’ reimbursement policies will not adversely affect our ability to sell our products profitably.

Employees

As of September 30, 2021, we had 27 employees. Within our workforce, 13 employees are engaged in research and development and 14        are engaged in business development, finance, legal, and general management and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters is located in South San Francisco, California, where we lease and occupy approximately 24,000 square feet of office and laboratory space. The current term of our South San Francisco lease expires in May 2027.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.

BLADE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that Blade’s management believes is relevant to an assessment and understanding of Blade’s consolidated results of operations and financial condition. The discussion should be read together with “Selected Historical Financial and Operating Data of Blade” and the historical audited consolidated financial statements for the years ended December 31, 2021 and 2020, and the related notes thereto, included elsewhere in this proxy statement/prospectus.

The discussion and analysis should also be read together with Blade’s unaudited pro forma financial information for the year ended December 31, 2021. See “Unaudited Pro Forma Combined Condensed Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Blade’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus. Unless the context otherwise requires, references in this “Blade’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we,” “our” and “the Company” refer to the business and operations of Blade Therapeutics, Inc. and its consolidated subsidiaries prior to the Business Combination and to Blade Biotherapeutics, Inc. and its consolidated subsidiaries following the consummation of the Business Combination.

Overview

We are a clinical-stage biopharmaceutical company focused on developing cutting edge treatments for fibrotic and neurodegenerative diseases. We are a leader in novel biological pathways that are foundational to cell and tissue-damage responses for diseases that result from protein deposition (fibrosis) or protein aggregation (neurodegeneration) that disrupt normal cellular, tissue or organ function.

We are advancing a robust pipeline of oral, small-molecule therapies that include an autotaxin inhibitor, cudetaxestat, to treat fibrosis and multiple inhibitors of dimeric calpains to treat neurodegenerative diseases. Our research platform seeks to address dysregulated tissue repair, protein accumulation, and cellular and tissue dysfunction that contribute to fibrosis and neurodegeneration. Our platform allows us to develop potential treatments for debilitating, progressive fibrotic and neurodegenerative diseases, for which there are currently no disease-modifying therapies or long-term treatments for many patients. Since we were founded in 2015, we have used a combination of in-house drug research and selective acquisition to build a diversified pipeline.

We were incorporated in February 2015 and in September 2017, we incorporated our wholly owned subsidiary, Blade Therapeutics Pty, Ltd in Australia (our “Australian Subsidiary”) that we established to take advantage of Australia’s phase I clinical trial capabilities. In September 2019, we established Sabre Therapeutics, LLC, a U.S. wholly owned subsidiary, in connection with our merger with ATXCo., Inc.

Since our inception, we have devoted substantially all of our resources to business planning, our research and development efforts such as small molecule compound discovery, nonclinical studies and clinical trials, as well as manufacturing activities, establishing and maintaining our intellectual property portfolio, recruiting and hiring personnel, raising capital, and providing general and administrative support for these operations. We do not have any products approved for commercial sale, and we have not generated any revenues related to our products since inception. Our ability to generate product revenue sufficient to achieve profitability, if ever, will depend on the successful development of one or more of our product candidates which we expect will take a number of years.

We utilize third-party contract manufacturing organizations (“CMOs”), to manufacture and supply our preclinical and clinical materials during the development of our product candidates. We expect to use similar contract resources for commercialization of our products, at least until our resources and operations are at a scale that justifies investment in internal manufacturing capabilities.

In February 2021 and October 2021, the Food and Drug Administration (“FDA”) granted orphan drug designation for our lead drug candidate, cudetaxestat, in idiopathic pulmonary fibrosis (“IPF”) and systemic sclerosis (“SSc”), respectively.

In July 2021, the FDA activated an investigational new drug application (“IND”) for cudetaxestat in IPF. We are currently advancing cudetaxestat towards a planned phase 2 study in IPF, which is anticipated to be initiated in the second quarter of 2022.

Since inception, we have had significant operating losses. Our primary use of cash has been and is expected to be to fund our on-going operating expenses, which consist primarily of research and development expenditures and, to a lesser extent, general and administrative expenditures. Our net loss was $39.5 million and $36.0 million for the years ended December 31, 2021, and 2020, respectively. As of December 31, 2021, and 2020, we had an accumulated deficit of $174.8 million and $135.3 million, respectively. As of December 31, 2021, we had $2.3 million of cash and cash equivalents.

To date, we have funded our operations primarily with proceeds from the sale and issuance of convertible preferred stock and convertible notes, and to a lesser extent, from proceeds raised through a term loan.

Following the completion of the merger, we expect to continue to incur net losses for the foreseeable future, and we expect our research and development expenses, general and administrative expenses, and capital expenditures to continue to increase. In particular, we expect our expenses to increase as we continue our development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products, as well as hire additional personnel, develop commercial infrastructure, pay fees to outside consultants, lawyers and accountants as our operations increase in sophistication. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending upon the timing of our clinical trials and our expenditures on other research and development activities. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our accounts payable and accrued research and development and other current liabilities.

As a result, we will require substantial additional funding to support our continuing operations and further the development of our product candidates. In addition, our results can be impacted by global economic, political, demographic and business trends and conditions.

The Business Combination

We entered into the Merger Agreement with BAC, a special purpose acquisition company, on November 8, 2021. Pursuant to the Merger Agreement, and assuming a favorable vote of BAC’s shareholders, Merger Sub, a newly formed subsidiary of BAC, will be merged with and into Blade. Upon consummation of the Business Combination, the separate corporate existence of Merger Sub shall cease; Blade will survive and become a wholly owned subsidiary of BAC, which will be renamed Blade Biotherapeutics, Inc. The Business Combination is expected to be accounted for as a reverse capitalization in accordance with GAAP. Under the guidance in ASC 805, BAC is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is expected to be reflected as the equivalent of Blade issuing stock for the net assets of BAC, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. We expect to be deemed the accounting predecessor of the combined business, and Blade Biotherapeutics, as the parent company of the combined business, will be the successor SEC registrant, meaning that our financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. The Business Combination is expected to have a significant impact on our future reported financial position and results as a consequence of the reverse recapitalization. The most significant changes in Blade Biotherapeutics’ future reported financial position and results are expected to be an estimated net increase in cash (as compared to our consolidated balance sheet at December 31, 2021) of approximately $60.8 million, assuming redemptions to comply with the $75.0 million minimum cash requirement and estimated $21.7 million in transaction costs, or approximately $238.7 million, assuming no shareholder redemptions and an estimated $23.2 million in transaction costs. Each redemption scenario includes approximately $24.3 million in proceeds from the private placement (“PIPE Investment”)

to be consummated substantially simultaneously with the Business Combination, offset by additional transaction costs for the Business Combination. The estimated transaction costs for the Business Combination include $8.7 million in deferred underwriter fees related to BAC’s initial public offering. See “Unaudited Pro Forma Condensed Combined Financial Information.”

As a result of the Business Combination, we expect to become the successor to an SEC-registered and Nasdaq-listed company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal and administrative resources. We estimate that these incremental costs will be approximately $2.6 million per year.

Business Impact of COVID-19

The global COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the COVID-19 situation closely. The extent of the impact of COVID-19 on our business, supply chain, operations and clinical development timelines and plans remains uncertain, and will depend on certain developments, including the duration and spread of the outbreak and its impact on our clinical trial enrollment, trial sites, contract research organizations, or CROs, and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. To the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel and in some cases having employees work remotely.

For additional information on the various risks posed by the COVID-19 pandemic, please refer to the section titled “Risk Factors” elsewhere in this proxy statement/prospectus.

Our Acquisition

Acquisition of ATXCo, Inc.

On September 23, 2019, we acquired all of the outstanding equity of ATXCo, Inc, a clinical-stage biotechnology company whose primary assets, which includes cudetaxestat, were certain in-process research and development (“IPR&D”) assets under development for the treatment of fibrosis and other human diseases and conditions. The transaction was accounted for as an asset acquisition with a purchase price of $20.9 million that was expensed to research and development in our consolidated statement of operations and comprehensive loss. We established Sabre Therapeutics, LLC, a U.S. wholly owned subsidiary, in connection with our merger with ATXCo., Inc.

On the transaction date, as consideration, we issued 10,499,892 shares of our Series C-1 convertible preferred stock, valued at $12.0 million as of the date of the transaction and agreed to pay cash of $149,000 to the former ATXCo, Inc. stockholders. An additional 3,126,619 shares valued at $3.4 million on the transaction date were held back by us for 12 months from the merger date to satisfy any indemnification obligations that may arise during this period (the “Indemnification Holdback”). The purchase consideration also included the issuance of 7,503,887 shares of our Series C-1 convertible preferred stock contingent upon the achievement of a certain clinical milestone (the “Contingent Consideration”) valued at $5.4 million on the transaction date. The purchase price of $20.9 million, as well as $0.2 million of direct costs associated with the acquisition, were included in research and development expenses in our consolidated statement of operations for the year ended December 31, 2019. The Indemnification Holdback as well as the Contingent Consideration were recorded as liabilities on our consolidated balance sheet and remeasured to fair value each reporting period via a charge to earnings until their respective settlement dates.

The Indemnification Holdback was settled in October 2020 by issuing 3,033,231 shares of our Series C-1 convertible preferred stock valued at $3.1 million and transferring $43,000 in cash to former ATXCo, Inc. stockholders. The Contingent Consideration remains outstanding as of December 31, 2021, at its estimated fair value of $7.0 million as none of the related clinical milestone had been met.

Components of Operating Results

Research and Development Expenses

Our research and development expenses include:

•        expenses incurred under agreements with consultants and third-party contract organizations that conduct research and development activities on our behalf;

•        costs related to sponsored research service agreements;

•        costs related to production of preclinical and clinical materials, including fees paid to contract manufacturers;

•        personnel costs, which include salaries, benefits and stock-based compensation;

•        laboratory and vendor expenses related to the execution of preclinical studies and planned clinical trials;

•        costs incurred in obtaining technology licenses or IPR&D assets through asset acquisitions if the technology or IPR&D that has not reached technological feasibility and has no alternative future use;

•        laboratory supplies and materials used for internal research and development activities; and

•        direct and allocated facilities and equipment costs.

We track direct research and development costs, consisting primarily of external costs, such as fees paid to contract research, development and manufacturing organizations, and professional services and consultants in connection with our preclinical studies, clinical trials and experiments by sponsored program after a development candidate has been identified. Due to the number of ongoing programs and our ability to use resources across several projects, internal personnel-related expenses and indirect or shared internal operating costs incurred for our research and development programs are not recorded or maintained on a program-by-program basis, nor our external program costs incurred for our programs prior to the identification of a development candidate for such program.

We expense all research and development costs in the periods in which such costs are incurred. Costs for certain research and development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and third-party service providers. Non-refundable advance payments for goods and services that will be used over time for research and development are capitalized and recognized as goods are delivered or as the related services are performed. In-licensing fees and other costs to acquire technologies used in research and development that have not yet received regulatory approval and that are not expected to have an alternative future use are expensed when incurred.

As of the date of this proxy statement/prospectus, we cannot reasonably determine the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of, and obtain regulatory approval for, any of our product candidates. Product candidates in later stages of development generally have higher development costs than those in earlier stages. We expect that our research and development expenses will increase substantially for the foreseeable future as we continue to invest in research and development activities related to developing our product candidates, as our product candidates advance into later stages of development, as we begin to conduct larger clinical trials, as we seek regulatory approvals for any product candidates that successfully complete clinical trials, as we expand our product pipeline, as we maintain, expand, protect and enforce our intellectual property portfolio, and as we incur expenses associated with hiring additional personnel to support our research and development efforts.

The process of conducting the necessary clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of our product candidates is highly uncertain. Our research and development expenses may vary significantly based on factors such as:

•        the number and scope of preclinical and IND-enabling studies;

•        the phases of development of our product candidates;

•        the progress and results of our research and development activities;

•        per subject trial costs;

•        the number of trials required for regulatory approval;

•        the number of sites included in the trials;

•        the countries in which the trials are conducted;

•        length of time required to enroll eligible subjects and initiate clinical trials;

•        the number of subjects that participate in the trials;

•        the drop-out and discontinuation rate of subjects;

•        potential additional safety monitoring requested by regulatory agencies;

•        the duration of subject participation in the trials and follow-up;

•        the cost and timing of manufacturing of our product candidates;

•        the receipt of regulatory approvals from applicable regulatory authorities;

•        the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•        the hiring and retention of research and development personnel;

•        the degree to which we obtain, maintain, defend and enforce our intellectual property rights;

•        the impact of COVID-19 on timelines and clinical operations, which may lead to increased costs; and

•        the extent to which we establish collaboration, licensing or similar arrangements and the performance of any related third parties.

A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate.

General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel costs, costs related to maintenance and filing of intellectual property, and other expenses for outside professional services, including legal, human resources, audit, and accounting services. Personnel costs consist of salaries, benefits and stock-based compensation expense. We expect our general and administrative expenses to increase over the next several years to support our expanding headcount and operations, increased costs of operating as a public company following the completion of the merger, the development of a commercial infrastructure to support the potential commercialization of our product candidates, and the use of outside service providers such as insurers, consultants, lawyers, and accountants.

Interest Expense, Net

Interest expense, net primarily consists of accrued interest on our convertible promissory notes and term loan partially offset by interest income earned on our investments. We place cash in excess of immediate requirements into a custodial account and invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation.

Change in Fair Value of Convertible Notes and Warrant Liability

The change in fair value of Convertible Notes and warrant liability consists of measurement losses recorded on initial recognition and subsequent remeasurement of our 2020 and 2021 Convertible Notes for which we elected to account under the fair value option. We will continue to record adjustments to the estimated fair value of the 2020 and 2021 Convertible Notes until such time as these instruments are settled or subject to voluntary or automatic conversion.

Other Income (expense), Net

Other income (expense), net consists of foreign currency transaction gains and losses, remeasurement gains and losses on financial liabilities for contingent consideration amounts owed in connection with the ATXCo. Inc., acquisition recorded at fair value on a recurring basis, and foreign government research and development credits.

Provision for Income Taxes

Provision from income taxes primarily consists of income taxes in certain jurisdictions in which we conduct business. We have a full valuation allowance for deferred tax assets, including net operating loss carryforwards and tax credits related primarily to research and development.

Results of Operations

Comparison of the Years Ended December 31, 2021 and 2020

	Year Ended December 31,		Change
	2021	2020	Amount	%
	(In thousands, except percentages)
Operating expenses:
Research and development	$21,675	$26,892	$(5,217)	(19)%
General and administrative	9,039	5,847	3,192	55%
Total operating expenses	30,714	32,739	(2,025)	(6)%
Loss from operations	(30,714)	(32,739)	2,025	(6)%
Interest expense, net	(2,560)	(965)	(1,595)	165%
Change in fair value of convertible notes, tranche obligation and warrant liability	(3,402)	(2,677)	(725)	27%
Other income (expense), net	(2,851)	369	(3,220)	(873)%
Loss before provision for income taxes	(39,527)	(36,012)	(3,515)	10%
Provision for income taxes	(2)	(1)	(1)	100%
Net loss	$(39,529)	$(36,013)	$(3,516)	10%

Research and Development Expenses

Research and development expenses are summarized by program in the table below:

	Year Ended December 31,		Change
	2021	2020	Amount	%
	(In thousands, except percentages)
Direct program expenses:
Cudetaxestat	$14,211	$6,972	$7,239	104%
BLD-2184	1,347	630	717	114%
BLD-2660	326	11,742	(11,416)	(97)%
Other programs	1,041	2,194	(1,153)	(53)%
Total direct program expenses	16,925	21,538	(4,613)	(21)%

Unallocated expenses:
Internal personnel, including stock-based compensation	4,019	4,647	(628)	(14)%
Other internal unallocated costs	731	707	24	3%
Total research and development expenses	$21,675	$26,892	$(5,217)	(19)%

Our research and development activities consist primarily of external contracted research and development and clinical trial costs incurred to develop our cudetaxestat, BLD-2184 and BLD-2660 programs.

Our lead program, cudetaxestat, is a small molecule, reversible, non-competitive autotaxin inhibitor with a differentiated profile. This program has demonstrated direct anti-fibrotic activity in preclinical models of lung and liver fibrosis and differentiated biochemical characteristics that support the potential as a treatment for lung and liver fibrosis as well as a potential adjuvant therapy for certain epithelial tumors.

BLD-2184, our calpain inhibitor was shown in preclinical animal studies to be able to penetrate the central nervous system (“CNS”). It has the potential as an oral treatment for inherited poly-Q neurodegenerative diseases such as Huntington’s disease, spinocerebellar ataxia type 3 (“SCA3,” also known as Machado-Joseph Disease), as well as other neurodegenerative disorders (e.g., Parkinson’s disease, Lewy body dementia, multiple system atrophy) that are caused by intracellular toxic protein aggregation.

In response to the pandemic, in April 2020, we initiated a phase 2 trial of BLD-2660, our oral calpain inhibitor, to treat COVID-19-related disease in hospitalized patients. This study was completed in November 2020.

Research and development expenses were $21.7 million in 2021 compared to $26.9 million in 2020. The decrease in expenses was primarily due to a $11.4 million decrease related to the completion of the BLD-2660 phase 2 trial in 2020 and a $1.2 million decrease in other research and development programs. This decrease was partially offset by an increase of $7.2 million attributable to the initiation and completion of three phase 1 clinical trials of cudetaxestat during 2021 and an increase of $0.7 million in preclinical expenses for BLD-2184. We anticipate research and development expenses to increase in the future as we plan to initiate phase 2 trial of cudetaxestat in IPF patients.

General and Administrative Expenses

General and administrative expenses to support our business activities comprised:

	Year Ended December 31,		Change
	2021	2020	Amount	%
	(in thousands, except percentages)
Personnel costs	$4,634	$2,672	$1,962	73%
Professional services	3,337	2,452	885	36%
Facility costs, travel, and other expenses	1,068	723	345	48%
General and administrative expenses	$9,039	$5,847	$3,192	55%

General and administrative expenses were $9.0 million in 2021 compared to $5.8 million in 2020. The increase was primarily due to a $2.0 million increase in personnel costs attributable to a $1.4 million increase in salary and benefit related costs driven by higher headcount and a $0.6 million increase in stock-based compensation costs, and a $0.9 million increase in professional services attributable to an increase in accounting and corporate services. We anticipate general and administrative expenses to increase as we become a publicly traded company.

Interest expense, net

Interest expense, net was $2.6 million in 2021 compared to $1.0 million in 2020. The change was primarily due to the $20.0 million in convertible notes issued in May and November 2021, which resulted in additional $0.7 million of interest expense in the year. The interest expense related to the convertible notes issued in July 2020 also increased by $0.8 million from $0.6 million to $1.4 million, since the notes were outstanding and accruing interest for a longer portion of the year in 2021.

Change in Fair Value of Convertible Notes, Tranche Obligation and Warrant liability

The change in fair value of convertible notes, tranche obligation and warrant liability was $3.4 million in 2021 compared to $2.7 million in 2020. The increase was primarily due to the change in fair value on the $20.0 million in convertible notes issued in May, June, November and December 2021 and 3,044,223 warrants to purchase common stock issued in connection with the convertible notes. The change in fair value of convertible notes was $2.5 million in 2021 compared to $2.7 million in 2020. The change in fair value of the warrant liability was $0.9 million in 2021 compared to $0 in 2020.

Other income (expense), net

Other expense, net was $2.9 million in 2021 compared to other income, net of $0.4 million in 2020. In 2021, other expense, net primarily includes $1.9 million related to the reversal of foreign research and development credits and $0.6 million related to the change in the ATXCo contingent consideration fair value. In 2020, other income, net of $0.4 million primarily includes foreign research and development credit received.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily with the proceeds from the sale and issuance of our convertible preferred stock, including proceeds from convertible promissory notes and a term loan. As of December 31, 2021, we have raised aggregate net cash proceeds of $135.2 million from the sale and issuance of our convertible preferred stock and convertible promissory notes, and $5.9 million, net of issuance cost, from the issuance of a term loan. To date, we have incurred losses and negative cash flows from operations. As of December 31, 2021, we had available cash and cash equivalents of $2.3 million, which are available to fund operations, and an accumulated deficit of $174.8 million.

Term Loan

In March 2019, we entered into a term loan agreement with Silicon Valley Bank. The term loan agreement provides for up to $12.0 million in term loans in two tranches of $6.0 million each and is available to draw subject to the achievement of certain financial and clinical milestones (the “Term Loan”). The draw period for each tranche expired on January 31, 2020. We met the financial and clinical milestones required to draw the first tranche under the Term Loan and borrowed $6.0 million on December 16, 2019. The second tranche expired on January 31, 2020. The Term Loan provides for an interest rate equal to the greater of (i) Prime Rate or (ii) 5.25%. In April 2020, we entered into an amendment to the Term Loan to defer principal payments, with interest only payments continuing to come due, for six-months beginning on May 1, 2020, and to extend the term of the Term Loan by six months to July 1, 2023. Under this facility we are contracted to repay $2.1 million in principal and interest during 2022, with the remainder paid in 2023.

Convertible Notes

In November 2018, we completed the first closing of our Series C financing. We entered into a convertible note purchase agreement with a new investor and received proceeds of $8.2 million (“2018 Convertible Note”). In January 2019, we executed the second closing of our Series C convertible preferred stock financing for gross proceeds of $1.8 million and issued to the investor a convertible note of $1.8 million. In February 2019, we executed the subsequent closing of its Series C convertible preferred stock financing for gross proceeds of $5.2 million and issued the investor Series C convertible preferred stock shares of $3.0 million and a convertible note of $2.2 million. The convertible notes issued in January 2019 and February 2019 (the “2019 Convertible Notes”) were issued by our Australian subsidiary and are convertible into ordinary shares of the subsidiary. Such ordinary shares may be exchanged for shares of Series C convertible preferred stock on the same terms as if the investor had invested in the Blade Therapeutics, Inc. Series C convertible preferred stock at each closing. There is no stated interest rate on the 2018 and 2019 convertible notes. The principal is due in full upon maturity on May 8, 2029. The effective conversion price of the convertible notes is equal to the stated purchase price of the Series C convertible preferred stock of $1.141 per share.

In July 2020, we issued convertible promissory notes (the “2020 Convertible Notes”) for an aggregate principal amount of $20.7 million that bear interest at 7% per annum. The 2020 Convertible Notes were originally issued with a maturity date of July 2021. In May 2021, the maturity date was extended to February 2022. In February 2022, the maturity date was further extended to November 2022. The 2020 Convertible Notes are subject to automatic conversion upon the next financing whereby we issue our preferred equity securities and raise aggregate gross proceeds of at least $20.0 million (“Qualified Financing”) or upon a change in control.

Certain investors that participated in the 2020 Convertible Notes issuance, in excess of a predetermined principal amount (“Excess Amount”), were issued warrants to purchase shares of our common stock (“2020 Warrants”). The 2020 Warrants are fully exercisable as of issuance and remain exercisable for a 10-year term and at $0.01 per share. The number of shares exercisable under the warrants is variable, equal to an amount determined by dividing 50% of the Excess Amount funded by the holder resulting in the lower of a) the lowest per share price of the securities issued in a Qualified Financing as defined in the 2020 Convertible Notes agreement or b) $1.141.

In May and June 2021, we entered into a note purchase agreement with new and existing investors for the issuance of convertible notes (the “2021 Convertible Notes”) for an aggregate principal amount of $16.0 million that bear interest at 7% per annum. The 2021 Convertible Notes were originally issued with a maturity date of February 2022. In February 2022, the maturity date was further extended to November 2022. The 2021 Convertible Notes are subject to automatic conversion upon a Qualified Financing, Automatic Conversion Event, or upon a change in control. We closed an additional tranche of $4.0 million in November and December 2021 under these same financing terms.

Certain investors that participated in the 2021 Convertible Notes issuance, in excess of a predetermined principal amount (“Excess Amount”), were issued warrants to purchase shares of our common stock (“2021 Warrants”). The 2021 Warrants are fully exercisable as of issuance and remain exercisable for a 10-year term and at $0.01 per share. The number of shares exercisable under the warrants is variable, equal to an amount determined by dividing 150% of the Excess Amount funded by the holder resulting in the lower of a) the lowest per share price of the securities issued in a Qualified Financing as defined in the 2021 Convertible Notes agreement or b) $1.141.

In February 2022, we entered into a note purchase agreement with new and existing investors for the issuance of convertible notes (the “2022 Convertible Notes”) for an aggregate principal amount of $6.8 million that bear interest at 7% per annum. The 2022 Convertible Notes mature in November 2022 and are subject to automatic conversion upon a Qualified Financing, Automatic Conversion Event, or upon a change in control. The 2022 Convertible Notes include a right for the Company to borrow an additional $3.9 million from the same 2022 Convertible Note investors.

The investors that participated in the 2022 Convertible Notes issuance were issued warrants to purchase shares of our common stock (“2022 Warrants”). The 2022 Warrants are fully exercisable as of issuance and remain exercisable for a 10-year term and at $0.01 per share. The number of shares exercisable under the warrants is variable, equal to an amount determined by dividing 50% of the Principal Amount funded by the holder resulting in the lower of a) the lowest per share price of the securities issued in a Qualified Financing as defined in the 2022 Convertible Notes agreement or b) $1.141.

Leases

We have entered into lease arrangements, including amendments, for certain facility, which comprises office laboratory space, through May 2027. As of December 31, 2021, our fixed lease payment obligations are $10.4 million, with $1.7 million payable within 12 months.

Future Funding Requirements

Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings, or other capital sources, which could include income from collaboration, licensing or similar arrangements, for the foreseeable future. Adequate funding may not be available when needed or on terms acceptable to us, or at all. If we are unable to raise additional capital as needed, we may have to significantly delay, scale back or discontinue development of our product candidates. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic and otherwise. If we fail to obtain necessary capital when needed on acceptable terms, or at all, it could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations. Insufficient liquidity may also require us to relinquish rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.

The impact of the COVID-19 pandemic on our financial performance will depend on future developments, including the duration and spread of the pandemic and related governmental advisories and restrictions. These developments and the impact of the COVID-19 pandemic on the financial markets, the life sciences sector, and the overall economy are highly uncertain and cannot be predicted. If the financial markets, the life sciences sector, and/or the overall economy are impacted for an extended period, our results may be materially adversely affected.

Based upon our current operating plan, we estimate that our existing cash, cash equivalents and investments, and the proceeds from the 2022 Convertible Notes, will not be sufficient to fund our operating expenses and capital expenditure requirements for 12 months from the issuance date of our financial statements. Our ability to continue as a going concern is dependent upon our ability to successfully secure sources of financing and ultimately achieve profitable operations. Our independent registered public accounting firm included an explanatory paragraph in their audit report on the financial statements as of and for the two years ended December 31, 2021 stating that our recurring losses from operations and negative cash flows since inception and our need to raise additional funding to finance our operations raise substantial doubt about our ability to continue as a going concern. We plan to continue to incur substantial costs in order to conduct research and development activities necessary to develop a commercialized product. Additional capital will be needed to undertake these activities and commercialization efforts. We intend to raise such capital through the proposed business combination, issuance of additional equity, borrowings and potentially strategic alliances with other companies. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If such financing is not available at adequate levels or on acceptable terms, we could be required to significantly reduce operating expenses and delay, reduce the scope of or eliminate some of our development programs or our commercialization efforts, out-license intellectual property rights to our product candidates and sell unsecured assets, or a combination of the above, any of which may have a material adverse effect on our business, results of operations, financial condition and/or our ability to fund our scheduled obligations on a timely basis or at all.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•        the scope, progress, results and costs of researching, developing and manufacturing our product candidates or any future product candidates, and conducting preclinical studies and clinical trials;

•        the timing of, and the costs involved in, obtaining regulatory approvals or clearances for our product candidates or any future product candidates;

•        the number and characteristics of any additional product candidates we develop or acquire;

•        the cost of manufacturing our product candidates or any future product candidates and any products we successfully commercialize, including costs associated with building-out our manufacturing capabilities;

•        our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such agreements that we may enter into;

•        the expenses needed to attract and retain skilled personnel;

•        the costs associated with being a public company following the completion of the merger;

•        the timing, receipt and amount of sales of any future approved or cleared products, if any; and

•        the impact of the COVID-19 pandemic and the corresponding responses of businesses and governments.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital and operating expenditures associated with our current and anticipated product development programs. Our ability to continue as a going concern is dependent upon our ability to successfully accomplish these plans and secure sources of financing and ultimately attain profitable operations. If we are unable to obtain adequate capital, we could be forced to cease operations.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2020
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(27,324)	$(26,763)
Investing activities	(34)	(120)
Financing activities	17,808	19,626
Effect of exchange rate changes on cash	363	(472)
Net decrease in cash and cash equivalents	$(9,187)	$(7,729)

Key Operating Metrics

Operating Activities

Cash used in operating activities of $27.3 million during the year ended December 31, 2021, was primarily attributable to our net loss of $39.5 million, partially offset by a $4.3 million decrease in our working capital mainly due to an increase in accrued expenses and other current liabilities, and non-cash charges of $7.9 million principally with respect to $3.4 million fair value losses on our convertible promissory notes held at fair value and warrant liabilities, $2.3 million in non-cash interest expense, $1.4 million stock-based compensation, $0.6 million fair value remeasurement loss on our contingent consideration, and $0.3 million in depreciation and amortization expense.

Cash used in operating activities of $26.8 million during the year ended December 31, 2020, was primarily attributable to our net loss of $36.0 million, partially offset by a $3.8 million decrease in our working capital and non-cash charges of $5.4 million principally with respect to $2.7 million fair value losses on our convertible promissory notes held at fair value, $1.0 million fair value remeasurement loss on our contingent consideration, $0.9 million stock-based compensation, and $0.7 million in non-cash interest expense.

Investing Activities

Cash used in investing activities of $34,000 and $0.1 million during the years ended December 31, 2021 and 2020, respectively, consisted of purchases of equipment.

Financing Activities

Cash provided by financing activities of $17.8 million for the year ended December 31, 2021, consisted of $19.8 million in net proceeds from the issuance of convertible notes payable and $0.5 million in proceeds from the issuance of common stock upon exercise of stock options, partially offset by $2.0 million repayments of principal on the Term Loan and $0.5 million payment of deferred transaction costs related to the Business Combination.

Cash provided by financing activities of $19.6 million for the year ended December 31, 2020, consisted of $20.4 million in net proceeds from the issuance of our convertible notes payable, partially offset by $0.8 million repayments of principal on the Term Loan.

Critical Accounting Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

We believe that the accounting policies discussed below made in accordance with generally accepted accounting principles are critical to understanding our historical and future performance, as these policies relate to the more significant areas that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations.

Research and Development and Clinical Trial Expenses and Accruals

We record research and development expenses to operations as incurred. Research and development expenses represent costs incurred by us for the discovery and development of our product candidates and the development of our technology and include: employee-related expenses, including salaries, benefits, travel and non-cash stock-based compensation expense; external research and development expenses incurred under arrangements with third parties, such as CROs, preclinical testing organizations, CMOs, academic and non-profit institutions and consultants; license fees; and other expenses, which include direct and allocated expenses for laboratory, facilities and other costs.

As part of the process of preparing financial statements, we are required to estimate and accrue expenses. We estimate costs of research and development activities conducted by service providers, which include the conduct of sponsored research, preclinical studies and contract manufacturing activities. Payments made prior to the receipt of goods or services to be used in research and development are deferred and recognized as expense in the period in which the related goods are received or services are rendered. If the costs have been prepaid, this expense reduces the prepaid expenses on the balance sheet, and if not yet invoiced, the costs are included in accrued liabilities on the balance sheet. We classify such prepaid assets as current or non-current assets based on our estimates of the timing of when the goods or services will be realized or consumed. These costs are a significant component of our research and development expenses.

We estimate these costs based on factors such as estimates of the work completed and budget provided and in accordance with agreements established with our third-party research service providers. We estimate the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. We make significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed may vary from our estimates and could result in us reporting amounts that are too high or too low in any particular period. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from external CROs and other third-party service providers. Amounts ultimately incurred in relation to amounts accrued for these services at a reporting date may be substantially higher or lower than our estimates.

Our expenses related to clinical trials are based on estimates of patient enrollment and related expenses at clinical investigator sites as well as estimates for the services provided and efforts expended pursuant to contracts with multiple research institutions and contract research organizations that may be used to conduct and manage clinical trials on our behalf. We generally accrue expenses related to clinical trials based on contracted amounts applied to the level of patient enrollment and activity. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of accrued expenses accordingly on a prospective basis.

We have and may continue to enter into license agreements to access and utilize certain technology. We evaluate if the license agreement is an acquisition of an asset or a business. To date none of our license agreements have been considered to be an acquisition of a business. For asset acquisitions, the upfront payments to acquire such licenses, as well as any future milestone payments made before product approval, will be immediately recognized as research and development expense when due, provided there is no alternative future use of the rights in other research and development projects. These license agreements may also include contingent consideration in the form of cash. We assess whether such contingent consideration meets the definition of a derivative.

Fair Value Option — 2020 and 2021 Convertible Notes

The senior convertible promissory notes issued in July 2020 and between May and June 2021, respectively, for which we elected the fair value option, are accounted for at fair value on a recurring basis with changes in fair value recognized in the consolidated statements of operations and comprehensive loss. Interest accrued on the convertible notes is recorded to interest expense, net and third-party issuance costs incurred in connection with the issuance of the 2020 and 2021 Convertible Notes were expensed through other income (expense), net in the consolidated statements of operations and comprehensive loss.

The estimated fair value of the 2020 and 2021 Convertible Notes, which are classified as level 3 in the fair value hierarchy, is determined based on a multiple scenario analysis that utilizes Monte Carlo simulations. The model includes assumptions related to the value of the instruments based on the estimated timings and amounts of future rounds of financing, change in control, results of our clinical trials and other adverse scenarios, maturity of the notes, and an imputed discount rate based on estimated market interest rates. Further assumptions used in the Monte Carlo simulations are the equity value and outstanding balance of the notes as of the valuation date and the volatility of our underlying common stock to determine the market value of the invested capital upon a future financing date or upon us achieving an exit event prior to or as of the maturity of the notes.

Common Stock Warrant Liability

We determined that certain of our outstanding common stock warrants did not meet equity classification criteria as they are settled in a variable number of shares with potentially no limit on the number of shares that can be issued. Accordingly, the warrants are recorded as liabilities on our consolidated balance sheets at their fair value and are subject to re-measurement at each reporting period, with any change in fair value recognized in other income (expense), net in the consolidated statement of operations and comprehensive loss. We will continue to remeasure the warrants until the earlier of their exercise or expiration, a change of control or the consummation of an initial public offering (“Initial Public Offering”) of our common stock. On expiration, the warrants will automatically net exercise. Upon exercise, the related common stock warrant liability will be reclassified to equity.

As these warrants contain a variable share settlement feature with no limit, and to avoid the reclassification of our previously issued common stock warrants that met equity classification upon issuance, we have adopted a sequencing policy whereby we will settle our equity contracts with the earliest inception date or maturity date with our currently authorized and unissued common stock.

The fair value of the 2020 and 2021 Warrants, which are classified as level 3 of the fair value hierarchy, is estimated using the Black-Scholes option pricing model and assumptions that were based on the individual characteristics of the warrants on the valuation date, as well as assumptions for future financings.

Contingent Consideration Liability

The Contingent Consideration represents the value of our Series C-1 convertible preferred stock to be issued in connection with our acquisition of ATXCo, Inc., upon the achievement of a certain clinical milestone.

The fair value of the Contingent Consideration, which is classified within level 3 of the fair value hierarchy, is estimated based on anticipated results, trends, and other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. We assess the fair value of the Contingent Consideration at each reporting period and changes in fair value are recorded in other income (expense), net in the consolidated statement of operations and comprehensive loss.

Stock-based Compensation

We recognize compensation costs related to stock-based awards to employees and non-employees based on the estimated fair value of the awards on the date of grant. We estimate the grant date fair value, and the resulting stock-based compensation, using the Black-Scholes option-pricing model. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards. The Black-Scholes option-pricing model requires the use of subjective assumptions to determine the fair value of stock-based awards including:

•       Fair Value of Common Stock — The fair value of the common stock underlying the stock option awards was determined by our board of directors. Given the absence of a public trading market, the board of directors considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting at which awards were approved.

These factors included but were not limited to (i) contemporaneous third-party valuations of common stock; ii) the rights, preferences, and privileges of convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) stage and development of our business; (v) general economic conditions; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering or our sale, given prevailing market conditions. To evaluate the fair value of the underlying shares for grants between two independent valuations and after the last independent valuation, a linear interpolation framework was used to evaluate the fair value of the underlying shares.

•        Expected Term — The expected term assumption represents the weighted-average period that our stock-based awards are expected to be outstanding. We have opted to use the “simplified method” for estimating the expected term of the options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option.

•        Expected Volatility — For all stock options granted to date, the volatility data was estimated based on a study of publicly traded industry peer companies. For purposes of identifying these peer companies, we considered the industry, stage of development, size and financial leverage of potential comparable companies.

•        Expected Dividend — The Black-Scholes option-pricing model calls for a single expected dividend yield as an input. We currently have no history or expectation of paying cash dividends on our common stock. Our term loan agreement requires us to obtain a prior written consent from Silicon Valley Bank before paying any dividends.

•        Risk-Free Interest Rate — The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

We will continue to use judgment in evaluating the assumptions utilized for our stock-based compensation expense calculations on a prospective basis. In addition to the assumptions used in Black-Scholes, the amount of stock-based compensation expense we recognize in our financial statements includes stock option forfeitures as they occur. Such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.

Common Stock Valuation

Historically, we have determined the fair value of our equity, including common stock underlying option grants and convertible preferred stock underlying the various warrants, by considering a variety of factors including, among other things, timely valuations of our equity prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Given the absence of a public trading market for our equity, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value, including important developments in our operations, stage of development, valuations performed by an independent third-party valuation firm, sales of our preferred stock, the conditions in similar industry sectors and the economy in general, the stock price performance and volatility of comparable public companies, the lack of liquidity of our equity, and the likelihood of achieving a liquidity event, such as an initial public offering, merger or sale.

The equity value of our business was primarily estimated by reference to the closest round of equity financing preceding the date of the valuation. In allocating the equity value of our business among the various classes of stock we used a hybrid method that computed the probability-weighted value across two scenarios: the Initial Public Offering and the non-Initial Public Offering scenarios as estimated using the option pricing model (“OPM”). As part of this analysis, we constructed an OPM analysis to estimate the value for the non-Initial Public Offering scenarios. In essence, the valuation performed a series of call-option value calculations using the Black-Scholes option pricing model. These option calculations were established at different breakpoints (value inflection points, which represent changes in the allocation or proceeds to the investors in our capital structure). The value differential (tranche) between sequential options was then allocated to the stockholders based on their respective interests in the allocation between the sequential breakpoints. A discount for lack of marketability was then applied to the value of the common stock.

Emerging Growth Company

We expect to be an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act following consummation of the proposed Business Combination. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

Refer to Note 2, “Summary of Significant Accounting Policies,” in the accompanying notes to our consolidated financial statements appearing elsewhere in this proxy statement/prospectus for a discussion of recent accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation, exchange rates or interest rates. We do not hold financial instruments for trading purposes.

Foreign Currency Exchange Risk

Our expenses are generally denominated in U.S. dollars. However, we have foreign currency risks related to certain operating expenses denominated in Australian dollars. We have entered into a limited number of research service contracts with vendors with payments denominated in foreign currencies. We are subject to foreign currency transaction gains or losses on our contracts denominated in foreign currencies. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our operating results or financial condition.

Interest Rate Risk

We have cash and cash equivalents of $2.3 million as of December 31, 2021, with no holdings in fixed income investments. Our exposure to the risk of changes in market interest rates relates primarily to our Term Loan, which carries a floating interest rate. This exposes us to interest rate risk, and any interest rate swaps we enter into in order to reduce interest rate volatility may not fully mitigate our interest rate risk. If interest rates were to increase, our debt service obligations on the variable rate indebtedness would increase even if the amount borrowed remained the same, and our net loss and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. We do not enter into derivative financial instruments, including interest rate swaps, for hedging or speculative purposes.

MANAGEMENT OF BLADE BIOTHERAPEUTICS FOLLOWING
THE BUSINESS COMBINATION

The following sets forth certain information, as of March 15, 2021, concerning the persons who are expected to serve as directors and executive officers of Blade Biotherapeutics following the consummation of the Business Combination and assuming the election of the nominees at the Meeting as set forth in “Director Election Proposal.”

Name	Age	Position
Wendye Robbins, M.D.	61	President, Chief Executive Officer and Director
Jean-Frédéric Viret, Ph.D.	56	Chief Financial Officer
Prabha Ibrahim, Ph.D.	71	Chief Technology Officer
Felix Karim, Ph.D.	61	Executive Vice President, Business Development

Executive Officers

The following are Blade Biotherapeutics’ named executive officers.

Wendye Robbins, M.D., age 61, has served as President and Chief Executive Officer of Blade since August 2016 (and previously held the title of Interim Chief Executive Officer from May 2015 to July 2016). She is an accomplished drug developer with multiple approved and experimental therapeutics in her background. In addition to serving on the board of Blade, Dr. Robbins has served on the board of directors of RAPT Therapeutics, Inc. since September 2019, and on the board of trustees of the Buck Institute for the Study of Aging since September 2021, and the California Life Sciences Association since September 2019. She has previously served as an independent consultant to venture investors in the formation and incubation of multiple life sciences companies. Dr. Robbins was appointed clinical faculty at Stanford University School of Medicine in the Department of Anesthesia, Perioperative Care, and Pain Medicine in 2004 and served in that position until 2016. Dr. Robbins completed her residency in Anesthesiology at Johns Hopkins University School of Medicine, her internship in Internal Medicine at the University of Pennsylvania School of Medicine and received her fellowship training in Pain Medicine from John Hopkins University School of Medicine. Dr. Robbins received an M.D. from The Medical College of Pennsylvania and a B.S. in Business Administration from the Haas School of Business at the University of California, Berkeley. She is board certified in anesthesiology.

Jean-Frédéric Viret, Ph.D., age 56, has served as Blade’s Chief Financial Officer since March 2021. Previously, Dr. Viret was Chief Financial Officer of Coherus BioSciences, Inc., a biosimilar and biologics company, from September 2014 to March 2021, and of diaDexus, Inc., a cardiovascular diagnostics company, from February 2012 to September 2014. diaDexus, Inc. filed a voluntary petition for bankruptcy in June 2016. Prior to that, Dr. Viret was Chief Financial Officer at XDx, Inc. (now CareDx, Inc.), a privately held molecular diagnostics company, from December 2009 to January 2012. From March 2009 to December 2009, Dr. Viret served as the president of JV Consulting, a private consulting firm that provided accounting, public company compliance and other financial consulting services to technology companies. Prior to that time, Dr. Viret served in various capacities at Anesiva, Inc. (previously known as Corgentech Inc.), a public biopharmaceutical company, most recently as a finance consultant from February 2009 to May 2009. Dr. Viret served as Anesiva’s Vice President and Chief Financial Officer from March 2008 to February 2009. He held various positions in finance in Anesiva from December 2002 to March 2008 and at Tularik Inc. from March 2000 to November 2002. He held various positions at PricewaterhouseCoopers LLP from September 1997 to March 2000. He is a certified public accountant (inactive) in California. Dr. Viret has also served on the board of directors of RubrYc Therapeutics, Inc. since October 2018. Dr. Viret received a B.S. in engineering from the Institut National Polytechnique de Lorraine, an M.B.A. from Cornell University and a Ph.D. in plant molecular biology from Université Louis Pasteur (Strasbourg I). He was a visiting fellow at Harvard University and a postdoctoral fellow at the Massachusetts Institute of Technology.

Prabha Ibrahim, Ph.D., age 71, has served as Blade’s Chief Technology Officer since April 2017. Prior to Blade, from November 2015 to March 2017, she served as Chief Technology Officer at Afferent Pharmaceuticals (acquired by Merck &Co. in July 2016), focusing on the late-stage development of

Gefapixant for chronic cough indication. From May 2013 to November 2015, Dr. Ibrahim served as Senior Vice President of Chemistry and Nonclinical Development at Plexxikon Inc. (acquired by Daiichi Sankyo in March 2011), working on Turalio® for tenosynovial giant cell tumor. From February 2002 to April 2013, Dr. Ibrahim held various research and development positions with increasing responsibilities including Senior Director of Chemistry, Research Fellow, Vice President of Chemistry, and Vice President of Nonclinical Development. During this period, she led multidisciplinary teams and held multiple project and program leadership roles, including the Discovery and Development of Zelboraf® for metastatic melanoma. Prior to joining Plexxikon Inc., from July 1998 to January 2002, Dr. Ibrahim worked as Senior Research Scientist and Group Leader at CV Therapeutics, Inc., working on the Ranexa® program. From April 1993 to June 1998, Dr. Ibrahim worked as Scientist at Amgen Inc. in the area of nucleic acid therapeutics and inflammation research. Dr. Ibrahim received her B.Sc. degree from RDM College, Sivaganga, India, M. Sc. Degree from The American College, Madurai, India, and her Ph.D. from the Chemistry Department University of Victoria, B.C., Canada. She did her postdoctoral work at Rice University, Houston, where she was a Welch Foundation Fellow. Dr. Ibrahim received a Distinguished Alumni Award from University of Victoria in 2020.

Felix Karim, Ph.D., age 61, has served as Blade’s Executive Vice President of Business Development since October 2016. Previously, from March 2015 to July 2016 Dr. Karim served as Vice President of Corporate and Business Development at Compugen, Ltd./Compugen USA Inc., a public computational platform discovery company focused on development of novel cancer immunotherapies. From November 2014 to March 2015, Dr. Karim worked as an independent business development consultant for several start-up and established companies. Prior to that Dr. Karim served as Director of External R&D at Amgen Inc. where he led business development efforts across therapeutic areas for the San Francisco Bay Area region from October 2012 to October 2014. From June 2006 until the acquisition and integration into Amgen in October 2014, Dr. Karim held various positions of increasing responsibility at KAI Pharmaceuticals in both research and development and business development, including Senior Director and Department Head for Molecular Pharmacology, Senior Director of Scientific and Business Development, Executive Director of Scientific and Business Development and Vice President of Business Development. From May 2005 to March 2006, Dr. Karim was Director of the Target Validation Department at Celera Genomics Inc. a public genomics and drug development company. From June 1999 to April 2005, Dr. Karim held various research and development positions of increasing responsibility at Exelixis, Inc., a public genomics and drug development company. Dr. Karim received his B.A. in Biochemistry from University of California, Berkeley, and his Ph.D. from the Human Genetics Department at University of Utah. He did postdoctoral work at University of California, Berkeley where he was an American Cancer Society Senior Postdoctoral Fellow.

Directors

The following are persons that are nominated to join and form the board of directors of Blade Biotherapeutics.

Mark Timney, age 57, has been a director of Blade since August 2020. He serves currently as Chief Executive Officer and a member of the board of directors of Atrallus, Inc. since March 2021. He is also a director of the Sarissa Capital SPAC, and advisor to Raphael Labs, an Irish-based private company developing prophylaxis solutions for COVID. He previously served as Chief Executive Officer of The Medicines Company from December 2018 to January 2020. Mr. Timney is a healthcare leader with over 25 years of biopharmaceutical industry experience in multi-national companies. At Merck & Co, Mr. Timney led organizations of increasing importance and size, including President US, President Japan and President of global primary care. In these roles, he launched multiple products, led large organizations of up to 8,000 employees, and was involved in a number of important strategic transactions. After leaving Merck, Mr. Timney served as the chief executive officer of Purdue Pharmaceuticals from 2014 to 2017. In between full-time roles, he consulted and advised emerging companies in healthcare. Before joining Merck, he spent eight years working at numerous multinational pharmaceutical companies, including Zeneca Group, ICI Pharmaceuticals and Roussel Labs. Mark received a bachelor’s degree in Sports Studies (majoring in Marketing) from Newcastle Polytechnic (now Northumbria University) in Newcastle in the United Kingdom.

We believe Mr. Timney’s extensive experience in the biopharmaceutical industry and his leadership experience is valuable to our board. In addition, Mr. Timney’s commercial experience and deal-making experience are also of considerable importance.

James Scopa, J.D., M.B.A. age 63, has served on the board of directors of Blade since its founding in February 2015. He has also served on the boards of directors of Aligos Therapeutics since April 2021, DICE Therapeutics, Inc. since November 2020 and Adverum Biotechnologies, Inc. since May 2019. Since July 2017 Mr. Scopa has served as a member of the advisory board and the investment advisory committee of OneVentures, an Australian venture capital firm. From January 2017 to June 2018, Mr. Scopa was a fellow at Stanford University in the Distinguished Careers Institute. From May 2005 to June 2017, he was a Managing Director at MPM Capital, a life sciences venture capital firm where he served on the Investment Committee. Mr. Scopa received his A.B. from Harvard College, his M.B.A. from Harvard Business School, and his J.D. from Harvard Law School.

We believe that Mr. Scopa is qualified to serve as a member of our board of directors because of his extensive experience as a venture capital investor in the biotechnology and biopharmaceuticals industries and as a board member of biotechnology companies.

Lloyd Klickstein, M.D., Ph.D., age 65, has served on the board of directors of Blade since May 2019. He serves as chief executive officer of Versanis Bio, Inc., a biopharmaceutical company that addresses medical conditions prevalent in older adults. He served as chief scientific officer of resTORbio, Inc. (now Adicet Bio, Inc.) from May 2019 to February 2021. Prior to joining resTORbio, Dr. Klickstein was Head of Translational Medicine for the New Indication Discovery Unit (NIDU) and the Exploratory Disease Area (DAx) at Novartis Institutes for Biomedical Research. Under his decade of leadership, NIDU & DAx teams carried multiple projects forward from target identification through clinical proof-of-concept in novel areas of drug development including liver disease, hearing loss and aging, among others. Prior to his 13 years at Novartis, Dr. Klickstein was an academic physician-scientist at Brigham & Women’s Hospital (BWH) in Boston, where he directed an NIH-funded basic research laboratory and maintained an active clinical practice in the Arthritis Center. Dr. Klickstein received his B.S. degree from Tufts University, his M.D. and Ph.D. degrees from Harvard University, completed post-graduate clinical training in Internal Medicine, Rheumatology & Immunology at BWH and a post-doctoral research fellowship at the Center for Blood Research in Boston.

We believe that Dr. Klickstein is qualified to serve as a member of our board of directors because of his extensive experience in translational biology and drug development.

Luke Evnin, Ph.D., age 58, is a co-founder of our company, served as chairman of our board from June 2016 until July 2020 and has served on our board of directors since February 2015. Dr. Evnin serves on the board of directors of Oncorus, Inc. and Werewolf Therapeutics, Inc., both publicly traded biotechnology companies, and is Chief Executive Officer of Turmeric Acquisition Corp., a publicly traded special purpose acquisition company formed by MPM Capital. In 2015, Dr. Evnin co-founded Harpoon Therapeutics, Inc., a publicly held immunotherapy company, and served as chairman of its board of directors until July 2020. Dr. Evnin served on the board of directors of Syndax Pharmaceuticals, Inc., a publicly traded biotechnology company, from May 2012 until September 2018. Over the past eight years, as a component of his MPM activities, Dr. Evnin has been a co-founder and served as chairman of the board for seven MPM portfolio companies. Dr. Evnin has also served on the board of directors of a number of public and private companies over his 30-year venture capital career and currently serves, on behalf of MPM Capital, as a director for six private companies, including Blade. Dr. Evnin co-founded MPM Capital, an early-stage life sciences venture investing firm, in 1997, where he currently serves as Managing Director. Prior to co-founding MPM Capital, Dr. Evnin spent seven years as a venture capitalist at Accel Partners. Dr. Evnin also serves as chairman of the board of directors of the Scleroderma Research Foundation, a not-for-profit entity. Dr. Evnin holds an A.B. in molecular biology from Princeton University and a Ph.D. in biochemistry from the University of California, San Francisco.

We believe that Dr. Evnin’s depth and expertise in the life sciences and venture capital industries including significant experience serving on boards of directors and his educational background provide him with the qualifications and skills to serve on our board of directors.

Michael Shleifer, Ph.D., age 48, serves as the Chief Executive Officer and Chairman of BAC. Dr. Shleifer held various positions for four years at L’Oréal before co-founding SPRIM in 2001, of which he is a managing partner and which now employs over 500 people in 17 countries, providing consulting and CRO services and stewarding life science clients through the development and delivery of commercially successful health solutions. In 2015, leveraging SPRIM’s novel vantage point in the life sciences industry and the significant deal flow opportunity such positioning affords SPRIM, Dr. Shleifer founded SPRIM Ventures to invest in biotech and digital health solutions with the potential to create new solutions or products in their categories. SPRIM Ventures partnered with Tikehau in 2017 to launch two healthcare and biotechnology focused venture capital funds: TKS1, which launched in 2018 and TKS2, which launched in 2020. To date, the portfolio companies of these funds have grown to a valuation of more than $200 million. Dr. Shleifer received a Masters in Biochemistry from Université Paris Descartes, Paris V, a Masters in Political Science and Economics from Institut D’Etudes Politiques Sciences Po Paris, and a Ph.D. in Pharmacology from Université Paris Descartes, Paris V.

We believe that Dr. Shleifer is qualified to serve as a member of our board of directors because of his extensive experience in pharmacology and helping biopharmaceuticals develop novel therapies.

John A. Hohneker, M.D., age 62, is a candidate to serve on the board of directors of the Blade Biotherapeutics. Dr. Hohneker served as Chief Executive Officer of Anokion SA, a biotechnology company, from January 2018 to February 2021. Prior to joining Anokion, Dr. Hohneker was President of Research and Development at FORMA Therapeutics Inc., a biotechnology company, from August 2015 to January 2018. From 2001 to 2015, Dr. Hohneker held roles of increasing responsibility at Novartis AG, a pharmaceutical company, most recently as Senior Vice President and Global Head of Development, Immunology and Dermatology. From January to November 2017, he served as a director of Dimension Therapeutics, Inc., a biotechnology company, until its acquisition by Ultragenyx, Inc. Dr. Hohneker has served as a director of Evelo Biosiences, Inc. since January 2021, Aravive, Inc. since May 2021, Humanigen, Inc. since October 2021, and Curis, Inc. since December 2021. Dr. Hohneker received his M.D. from Rutgers Robert Wood Johnson Medical School and a bachelor’s in Chemistry from Gettysburg College.

We believe Dr. Hohneker’s extensive business experience in the biotechnology and biopharmaceutical industries qualifies him to serve on our Board of Director. The Board also considered Dr. Hohneker’s sexual orientation diversity in connection with his appointment and the Board’s objective of assembling the best qualified group to perform the oversight function of the Board.

Carl Goldfischer, M.D., age 63, is a candidate to serve on the board of directors of the Blade Biotherapeutics. Dr. Goldfischer served as an Investment Partner, Managing Director, member of the board of directors and member of the executive committee of Bay City Capital LLC, or Bay City Capital, a life sciences investment firm, since January 2000 until 2020 and is currently a member of its Scientific Advisory Board. Prior to joining Bay City Capital, Dr. Goldfischer was Chief Financial Officer and Vice President of Finance and Strategic Planning of ImClone Systems Inc., a biopharmaceutical company. Dr. Goldfischer has served on the board of directors of two biopharmaceutical companies, Epizyme, Inc., since September 2009, Imara Inc., since January 2016, and Galecto, Inc. since November of 2020. He has previously served on the board of directors of EnteroMedics Inc., now ReShape Lifesciences Inc., a public medical device company, from 2004 to September 2017, MAP Pharmaceuticals, Inc., a biopharmaceutical company, from 2004 to 2011 and Poniard Pharmaceuticals, Inc., a public biopharmaceutical company, from 2000 to 2012. Dr. Goldfischer received his B.A. in Liberal Arts from Sarah Lawrence College and his M.D. with honors in scientific research from Albert Einstein College of Medicine at Yeshiva University.

We believe Dr. Goldfischer is qualified to serve as a member of our board of directors based on his experience as chief financial officer, his role on several public and private boards of directors as well as his experience in investing in healthcare companies.

Corporate Governance

Composition of the Board of Directors

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable Blade Biotherapeutics’ board of directors to satisfy its oversight responsibilities effectively in light of its business and structure, the Blade Biotherapeutics’ board of directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Director Independence

As a result of Blade Biotherapeutics’ common stock being listed on Nasdaq following consummation of the Business Combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of this Business Combination, the parties undertook a review of the independence of the individuals named above and have determined that each of Mark Timney, James Scopa, Lloyd Klickstein, Luke Evnin, Michael Shleifer, John A. Hohneker and Carl Goldfischer qualifies as “independent” as defined under the applicable Nasdaq rules.

Committees of the Board of Directors

Blade Biotherapeutics’ board of directors will direct the management of Blade Biotherapeutics’ business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. Blade Biotherapeutics will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the board of directors when the board of directors deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of Blade Biotherapeutics’ committee charters will be posted on its website, www.blademed.com, as required by applicable SEC and Nasdaq rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.

Audit Committee

Upon the Closing, Blade Biotherapeutics’ audit committee will consist of James Scopa, Carl Goldfischer and Luke Evnin, with James Scopa serving as the chair of the committee. Blade Biotherapeutics’ board of directors has determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. Each member of Blade Biotherapeutics’ audit committee can read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements. In arriving at this determination, the BAC Board has examined each audit committee member’s scope of experience and the nature of their prior and/or current employment.

The BAC Board has determined that James Scopa qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq rules. In making this determination, the BAC Board has considered Jim Scopa’s formal education and previous and current experience in financial and accounting roles. Both Blade Biotherapeutics’ independent registered public accounting firm and management periodically will meet privately with Blade Biotherapeutics’ audit committee.

The audit committee’s responsibilities will include, among other things:

•        appointing, compensating, retaining, evaluating, terminating and overseeing Blade Biotherapeutics’ independent registered public accounting firm;

•        discussing with Blade Biotherapeutics’ independent registered public accounting firm their independence from management;

•        reviewing with Blade Biotherapeutics’ independent registered public accounting firm the scope and results of their audit;

•        pre-approving all audit and permissible non-audit services to be performed by Blade Biotherapeutics’ independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and Blade Biotherapeutics’ independent registered public accounting firm the interim and annual financial statements that Blade Biotherapeutics files with the SEC;

•        reviewing and monitoring Blade Biotherapeutics’ accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•        establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

Upon the Closing, Blade Biotherapeutics’ compensation committee will consist of Mark Timney, Luke Evnin and James Scopa, with Mark Timney serving as the chair of the committee. Mark Timney, Luke Evnin and James Scopa are non-employee directors, as defined in Rule 16b-3 promulgated under the Exchange Act. The BAC Board has determined that Mark Timney, Luke Evnin and James Scopa are “independent” as defined under the applicable Nasdaq listing standards, including the standards specific to members of a compensation committee. The compensation committee’s responsibilities include, among other things:

•        reviewing and approving corporate goals and objectives relevant to the compensation of Blade Biotherapeutics’ Chief Executive Officer, evaluating the performance of Blade Biotherapeutics’ Chief Executive Officer in light of these goals and objectives and setting or making recommendations to the Board regarding the compensation of Blade Biotherapeutics’ Chief Executive Officer;

•        reviewing and setting or making recommendations to Blade Biotherapeutics’ board of directors regarding the compensation of Blade Biotherapeutics’ other executive officers;

•        making recommendations to Blade Biotherapeutics’ board of directors regarding the compensation of Blade Biotherapeutics’ directors;

•        reviewing and approving or making recommendations to Blade Biotherapeutics’ board of directors regarding Blade Biotherapeutics’ incentive compensation and equity-based plans and arrangements; and

•        appointing and overseeing any compensation consultants. We believe that the composition and functioning of Blade Biotherapeutics’ compensation committee meets the requirements for independence under the current Nasdaq listing standards.

Nominating and Corporate Governance Committee

Upon the Closing, Blade Biotherapeutics’ nominating and corporate governance committee will consist of Lloyd Klickstein, Michael Shleifer and Carl Goldfischer. The BAC Board has determined that each of these individuals is “independent” as defined under the applicable listing standards of Nasdaq and SEC rules and regulations.

The nominating and corporate governance committee’s responsibilities include, among other things:

•        identifying individuals qualified to become members of Blade Biotherapeutics’ board of directors, consistent with criteria approved by Blade Biotherapeutics’ board of directors;

•        recommending to Blade Biotherapeutics’ board of directors the nominees for election to Blade Biotherapeutics’ board of directors at annual meetings of Blade Biotherapeutics’ stockholders;

•        overseeing an evaluation of Blade Biotherapeutics’ board of directors and its committees; and

•        developing and recommending to Blade Biotherapeutics’ board of directors a set of corporate governance guidelines. We believe that the composition and functioning of Blade Biotherapeutics’ nominating and corporate governance committee meets the requirements for independence under the current Nasdaq listing standards.

Blade Biotherapeutics’ board of directors may from time to time establish other committees.

Code of Ethics

Blade Biotherapeutics will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on Blade Biotherapeutics’ website www.blademed.com. Blade Biotherapeutics intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

None of Blade Biotherapeutics’ executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity, other than Blade, that has one or more executive officers serving as a member of Blade Biotherapeutics’ board of directors.

EXECUTIVE COMPENSATION OF BLADE

The following is a discussion and analysis of compensation arrangements of Blade’s four named executive officers who are expected to be executive officers of Blade Biotherapeutics. This discussion may contain forward-looking statements that are based on Blade Biotherapeutics’ current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that Blade Biotherapeutics adopts may differ materially from the currently planned programs that are summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, Blade Biotherapeutics is not required to include a Compensation Discussion and Analysis section and has elected to comply with the scaled disclosure requirements applicable to emerging growth companies. Unless the context otherwise requires, all references in this subsection to “Blade” refer to Blade prior to the consummation of the Business Combination and to Blade Biotherapeutics and its subsidiaries after the Business Combination.

To achieve Blade’s goals, Blade has designed, and intends to modify as necessary, its compensation and benefits programs to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving Blade’s goals. Blade believes its compensation programs should promote the success of the company and align executive incentives with the long-term interests of its stockholders. This section provides an overview of Blade’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.

The Blade Board or the Compensation Committee of Blade’s Board, with input from its Chief Executive Officer, has historically determined the compensation for Blade’s named executive officers. Blade’s named executive officers for the year ended December 31, 2021, each of whom is expected to be an executive officer of Blade Biotherapeutics on the basis of his current role, were Wendye Robbins, M.D., Blade’s President and Chief Executive Officer; Jean-Frédéric Viret, Ph.D., Blade’s Chief Financial Officer, Prabha Ibrahim, Ph.D., Blade’s Chief Technology Officer, Felix Karim, Ph.D., Blade’s Executive Vice President, Business Development.

Summary Compensation Table

The following table sets forth information concerning the compensation of Blade’s named executive officers for the years ended December 31, 2021 and December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Wendye Robbins, M.D.(2)	2021	443,264	134,597	369,424	2,772	950,057
Chief Executive Officer	2020	429,975	126,000	151,393	2,772	710,140

Jean-Frederic Viret, Ph.D.	2021	358,125	—	790,320	1,430	1,149,875
Chief Financial Officer

Prabha Ibrahim, Ph.D.(3)	2021	343,956	80,541	174,793	5,191	604,481
Chief Technology Officer	2020	334,750	76,825	25,754	5,191	442,520

Felix Karim, Ph.D.(4)	2021	316,470	61,754	68,490	2,772	449,486
EVP, Business Development	2020	308,000	59,675	27,842	2,772	398,289

____________

(1)     Amounts reported represent the aggregate grant date fair value of the stock options granted to the named executive officers during 2021 and 2020 under the Blade Therapeutics, Inc. 2015 Equity Incentive Plan, computed in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 13 to Blade’s audited financial statements included elsewhere in this proxy statement/prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer, which will depend on factors including the continued service of the executive and the future value of Blade Biotherapeutics’ stock.

(2)     Dr. Robbins earned a base salary of $420,000 from January 1, 2020 to February 15, 2020, which was increased to $431,400 on February 16, 2020 and to $444,342 on February 1, 2021 to reflect a market adjustment for similar roles in the industry.

(3)     Dr. Ibrahim earned a base salary of $334,750 from January 1, 2020 to January 31, 2021, which was increased to $344,792 on February 1, 2021 to reflect a market adjustment for similar roles in the industry.

(4)     Dr. Karim earned a base salary of $308,000 from January 1, 2020 to January 31, 2021, which was increased to $317,240 on February 1, 2021 to reflect a market adjustment for similar roles in the industry.

Narrative Disclosure to 2020 Summary Compensation Table

Base Salaries

Blade uses base salaries to recognize the experience, skills, knowledge and responsibilities required of all its employees, including its named executive officers. Base salaries are reviewed annually, typically in connection with Blade’s annual performance review process, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. During 2020, Dr. Robbins’ annual base salary was initially $420,000, which was increased to $431,400 effective February 16, 2020 and to $444,342 on February 1, 2021. During 2020, Dr. Ibrahim’s annual base salary was $334,750 which was increased to $344,792 on February 1, 2021. During 2020, Dr. Karim’s annual base salary was $308,000 which was increased to $317,240 on February 1, 2021. During 2021, Dr. Viret’s annual base salary was $450,000.

Blade pays cash bonuses to reward its executives for their performance over the fiscal year, based on an analysis by Blade’s Board or its Compensation Committee of Blade’s executives’ performance during the year. During 2020, Dr. Robbins’ annual bonus target was equal to 35% of her annual base salary. During 2020, Dr. Ibrahim’s annual bonus target was equal to 30% of her annual base salary. During 2020, Dr. Karim’s annual bonus target was equal to 25% of his annual base salary.

Equity-Based Incentive Awards

Although Blade does not yet have a formal policy with respect to the grant of equity incentive awards to its executive officers, Blade believes that equity grants provide its executives with a strong link to its long-term performance, create an ownership culture and help to align the interests of its executives and its stockholders. In addition, Blade believes that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes its executive officers to remain in Blade’s employment during the vesting period. During the year ended December 31, 2021, Blade granted options to purchase shares of its common stock to Drs. Robbins, Ibrahim, Karim and Viret, as described in more detail in the “Outstanding Equity Awards at Fiscal Year End” table below.

All of Blade’s outstanding stock options have been granted pursuant to the 2015 EIP. See “— Blade 2015 Equity Incentive Plan” below for a summary of the 2015 EIP. Upon consummation of the Business Combination, Blade Biotherapeutics will grant equity incentive awards under the terms of the 2022 Plan. See the section of this proxy statement/prospectus entitled “Incentive Award Plan Proposal.”

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information with respect to outstanding common stock option awards for each of Blade’s named executive officers as of December 31, 2021. The table reflects both vested and unvested option awards. The options were granted pursuant to the 2015 EIP and are currently subject to time-based vesting.

Name	Option Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Earned Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Wendye Robbins, M.D.	8/24/2016	7/1/2016	830,763	—	0.14	8/23/2026
	1/21/2019	1/21/2019	1,042,351	461,445	0.28	2/18/2029
	12/19/2019	12/19/2019	607,430	607,430	0.35	12/18/2029
	9/25/2020	9/25/2020	137,905	303,393	0.49	9/24/2030
	9/24/2021	5/13/2021	145,502	852,230	0.55	9/23/2031
Jean-Frederic Viret, Ph.D.	3/15/2021	3/15/2021	—	2,286,272	0.49	3/14/2031
Prabha Ibrahim, Ph.D.	11/2/2017	10/16/2017	14,506	—	0.22	11/1/2027
	1/21/2019	1/21/2019	42,519	78,965	0.28	2/18/2029
	12/19/2019	12/19/2019	101,095	101,096	0.35	12/18/2029
	9/25/2020	9/25/2020	23,459	51,612	0.49	9/24/2030
	9/24/2021	5/13/2021	68,844	403,234	0.55	9/23/2031
Felix Karim, Ph.D.	1/21/2019	1/21/2019	31,552	82,035	0.28	2/18/2029
	12/19/2019	12/19/2019	102,798	125,299	0.35	12/18/2029
	9/25/2020	9/25/2020	25,361	55,797	0.49	9/24/2030
	9/24/2021	5/13/2021	26,975	158,000	0.55	9/23/2031

Blade 2015 Equity Incentive Plan

The Blade Board adopted the 2015 EIP on May 22, 2015, and the 2015 EIP was approved by Blade’s stockholders on May 26, 2015. As of December 31, 2021, options to purchase 21,552,842 shares of Blade’s common stock were outstanding under the 2015 EIP. As of December 31, 2021, 3,120,537 shares of Blade’s common stock were reserved for future issuance under the 2015 EIP.

The 2015 EIP will terminate at or prior to and contingent upon the consummation of the Business Combination, and no further awards will be granted under the 2015 EIP. However, the 2015 EIP will continue to govern outstanding awards granted thereunder. Upon consummation of the Business Combination, Blade Biotherapeutics will grant equity incentive awards under the terms of the 2022 Plan. See the section of this proxy statement/prospectus entitled “Incentive Award Plan Proposal.”

The following is only a summary of the material terms of the 2015 EIP, is not a complete description of all provisions of the 2015 EIP and should be read in conjunction with the 2015 EIP, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Authorized Shares.    At December 31, 2021, an aggregate of 31,446,448 shares of Blade’s common stock were reserved for future issuance under the 2015 EIP. The authorized shares are subject to adjustment in the event of a stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, recapitalization, reincorporation, reorganization, or other similar change in the capitalization. Additionally, shares issued pursuant to awards under the 2015 EIP that are repurchased or that are forfeited, as well as shares reacquired as consideration for the exercise or purchase price of an award or to satisfy tax withholding obligations related to an award, will become available for future grant under the 2015 EIP.

Types of Awards.    The 2015 EIP provides for the granting of (1) incentive stock options intended to qualify as incentive stock options under Section 422 of the Code, (2) nonstatutory stock options that do not qualify as an incentive stock option, (3) stock appreciation rights, (4) restricted stock awards, and (5) restricted stock unit awards. Incentive stock options may be granted only to Blade’s employees or employees of Blade’s affiliates, and stock awards other than incentive stock options may be granted to employees, directors and consultants.

Stock Options and Stock Appreciation Rights.    The Blade Board determines the exercise price for stock options and stock appreciation rights, provided that the exercise price generally cannot be less than 100% of the fair market value of Blade’s common stock on the date of grant, subject to certain exceptions relating to Section 424(a) of the Code. The term of a stock option or a stock appreciation right may not exceed ten years. Unless an award agreement provides otherwise, upon the service provider’s termination of service, all vested stock options or stock appreciation rights shall terminate on the earlier of twelve months following the death or disability or three months following any other termination.

Restricted Stock and Restricted Stock Unit Awards.    Each restricted stock and restricted stock unit award agreement will be in the form and contain such terms and conditions as the Blade Board deems appropriate. Unless otherwise provided in the award agreement, the Blade Board will hold certificates or, if not certificated, other indicia representing the restricted shares. If a recipient’s service terminates, Blade may receive through a forfeiture condition or a repurchase right, any or all of the shares of common stock held by the recipient as of the date of termination. Such repurchase rights expire upon an Initial Public Offering. Restricted stock units not yet vested shall be forfeited upon termination of the recipient’s employment unless otherwise set forth in the award.

Transferability.    Stock options or stock appreciation rights are generally not transferable except by will or by the laws of descent and distribution or as otherwise provided under the 2015 EIP. Restricted stock awards may be transferable by the participant only upon such terms and conditions as are set forth in the restricted stock award agreement, as the Blade Board will determine in its sole discretion.

Administration.    The 2015 EIP is administered by the Compensation Committee of the Blade Board, although the Compensation Committee of the Blade Board may delegate the administration of the 2015 EIP to a committee. The administrator has full power to determine, among other things: (1) who will be granted awards; (2) when and how each award will be granted; (3) what type of award will be granted; (4) the provisions of each award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or common stock under the award; (5) the number of shares of common stock subject to an award; and (6) the fair market value applicable to an award.

Change in Control.    The 2015 EIP provides that in the event of a change in control transaction (as defined in the 2015 EIP), (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, that the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an award will lapse, in whole or in part prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction, or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (v) any combination of the foregoing.

Amendment.    The Blade Board generally has the authority to amend awards, subject to the award recipient’s consent if the amendment is not favorable to the participant, except in connection with a capitalization adjustment.

Perquisites, Health, Welfare and Retirement Benefits

Blade’s named executive officers are eligible to participate in its employee benefit plans and programs, including medical and dental benefits and life insurance, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans. Blade also sponsors a 401(k) defined contribution plan, or the 401(k) Plan, in which its named executive officers may participate, subject to limits imposed by the Internal Revenue Code of 1986 to the same extent as its other full-time employees. Blade believes that providing a vehicle for tax-deferred retirement savings through its 401(k) Plan adds to the overall desirability of its executive compensation package and further incentivizes its employees, including its named executive officers, in accordance with our compensation policies. Blade does not typically provide any perquisites or special personal benefits to our named executive officers that are not available to all employees generally.

Employment Arrangements with Named Executive Officers

Offer Letter with Wendye Robbins, M.D.

In July 2016, Blade entered into an offer letter with Dr. Wendye Robbins as the Chief Executive Officer (the “Robbins Offer Letter”). The Robbins Offer Letter provided for the transition from interim Chief Executive Officer to become the Chief Executive Officer of Blade to commence on July 1, 2016 with an annual base salary of $370,000, subject to adjustment from time to time and a target annual incentive bonus of 35% of her base salary. In connection with the commencement of her employment, Dr. Robbins was granted an option to purchase 2,070,843 shares of common stock, of which 1,302,218 shares vested as to 1/48th monthly over four years. The remaining 768,625 shares subject to the option shall not vest until the completion of a milestone as described in Blade’s Series B stock purchase agreement. Upon attainment of the milestone, such shares vest as 1/48th monthly over 4 years, starting from the date that Dr. Robbins commenced her employment with the Company. This option can be exercised early. In the event that, within 12 months following a Blade change in control, as defined in the letter, Dr. Robbins continuous employment with Blade is terminated for reasons other than cause, death, or disability (as defined in the 2015 EIP) or resign her employment with Blade for good reason, one hundred percent of the total number of shares subject to the option award that have not vested shall immediately vest and become exercisable. In addition, if Blade terminates Dr. Robbins employment for a reason other than for cause, death or disability, or she resigns from such employment for good reason, then she will be entitled to receive continuing payments of severance pay at a rate equal to her annual salary, as then in effect, for 12 months from the date of such termination. Dr. Robbins is eligible to participate in the benefit plans that are generally available to all Blade employees.

Offer Letter with Jean-Frédéric Viret, Ph.D.

In February 2021, Blade entered into an offer letter with Dr. Viret to serve as Blade’s Chief Financial Officer (the “Viret Offer Letter”). The Viret Offer Letter provided for employment to commence on March 15, 2021 on an annual base salary of $450,000, subject to adjustment from time to time, and a target annual incentive bonus of 35% of his base salary. In addition, Dr. Viret is eligible for a one-time bonus of $75,000 within 60 days of completion of a public offering raising at least $50 million in new investment capital for Blade. In connection with the commencement of his employment, Dr. Viret was granted an option to purchase 2,286,272 shares of common stock, which vests 25% on the one-year anniversary of the date of commencement of his employment with Blade with 1/48th of the number of shares originally subject to the option vesting monthly thereafter. In the event that, within 12 months following a Blade change in control, as defined in the letter, Dr. Viret continuous employment with Blade is terminated for reasons other than cause, death, or disability (as defined in the 2015 EIP) or resign his employment with Blade for good reason, one hundred percent of the total number of shares subject to the option award that have not vested shall immediately vest and become exercisable. Dr. Viret is eligible to participate in the benefit plans that are generally available to all Blade employees.

Offer Letter with Prabha Ibrahim, Ph.D.

In April 2017, Blade entered into an offer letter with Dr. Ibrahim to serve as Blade’s Chief Technology Officer (the “Ibrahim Offer Letter”). The Ibrahim Offer Letter provided for employment to commence on April 24, 2017 at an annual base salary of $325,000, subject to adjustment from time to time, and a target annual incentive bonus of 30% of her base salary. Dr. Ibrahim was granted an option to purchase 327,744 shares of common stock, which vests 25% on the one-year anniversary of the date of commencement of her employment with Blade with 1/48th of the number of shares originally subject to the option vesting monthly thereafter. Dr. Ibrahim is eligible to participate in the benefit plans that are generally available to all Blade employees.

Offer Letter with Felix Karim, Ph.D.

In September 2016, Blade entered into an offer letter with Dr. Karim to serve as Blade’s Executive Vice President, Business Development (the “Karim Offer Letter”). The Karim Offer Letter provided for employment to commence on October 17, 2016 at an annual base salary of $250,000, subject to adjustment from time to time, and an annual incentive bonus as determined by the Board. Dr. Karim was granted an option to purchase 485,150 shares of common stock, of which 348,505 shares vested as to 1/48th monthly over four years. The remaining 136,645 shares subject to the option shall not vest until the completion of a milestone as described in Blade’s Series B stock purchase agreement. Upon attainment of the milestone, such shares vest as 1/48th monthly over 4 years, starting from the date such milestone is attained. Dr. Karim is eligible to participate in the benefit plans that are generally available to all Blade employees.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of BAC ordinary shares as of April 15, 2022 and (ii) the expected beneficial ownership of shares of Blade Biotherapeutics’ common stock immediately following consummation of the Business Combination (assuming a “no redemption” scenario and assuming a “redemption” scenario as described herein) by:

•        each person who is known to be the beneficial owner of more than 5% of BAC ordinary shares and is expected to be the beneficial owner of more than 5% of shares of Blade Biotherapeutics’ common stock post-Business Combination;

•        each of BAC’s current executive officers and directors;

•        each person who is expected to become an executive officer or director of Blade Biotherapeutics post-Business Combination; and

•        all executive officers and directors of BAC as a group pre-Business Combination, and all executive officers and directors of Blade Biotherapeutics post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of BAC ordinary shares pre-Business Combination is based on 28,750,000 BAC ordinary shares issued and outstanding as of April 15, 2022, which includes an aggregate of 5,750,000 BAC Class B ordinary shares issued and outstanding as of such date.

The expected beneficial ownership of shares of Blade Biotherapeutics’ common stock post-Business Combination assumes two scenarios:

(i)     a “no redemption” scenario where (i) no public shareholders exercise their redemption rights in connection with the Business Combination and (ii) Blade Biotherapeutics issues 24,457,838 shares of Blade Biotherapeutics’ common stock, which, in the case of Blade Awards, will be shares underlying awards based on Blade Biotherapeutics’ common stock to Blade Stockholders as the Aggregate Merger Consideration pursuant to the Merger Agreement; and

(ii)    a “redemption” scenario where (i) 17,941,265 of BAC’s outstanding public shares are redeemed in connection with the Business Combination and (ii) Blade Biotherapeutics issues 24,457,838 shares of Blade Biotherapeutics’ common stock, which, in the case of Blade Awards, will be shares underlying awards based on Blade Biotherapeutics’ common stock to Blade Stockholders as the Aggregate Merger Consideration pursuant to the Merger Agreement.

Based on the foregoing assumptions, and including the 2,430,000 shares of Blade Biotherapeutics’ common stock issued in connection with the PIPE Investment, we estimate that there would be 54,487,838 shares of Blade Biotherapeutics’ common stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 36,546,573 shares of Blade Biotherapeutics’ common stock issued and outstanding immediately following the consummation of the Business Combination in the “ redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

The following table does not reflect record of beneficial ownership of any shares of Blade Biotherapeutics’ common stock issuable upon the exercise of public warrants or private placement warrants, as such securities may not be exercisable or convertible within 60 days of April 15, 2022.

Unless otherwise indicated and subject to applicable community property and similar laws, BAC believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

	Prior to the Transactions(2)		Assuming No Redemption(3)		Assuming Maximum Redemption(4)
Name and Address of Beneficial Owners(1)	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
Officers and Directors Prior to the Transactions:
Michael Shleifer, Ph.D.(5)	5,750,000	20.00%	—	—%	—	—%
Albert F. Hummel(6)	—	—%	—	—%	—	—%
Ivan Jarry(6)	—	—%	—	—%	—	—%
Thomas Fratacci(6)	—	—%	—	—%	—	—%
Paul Bernard(6)	—	—%	—	—%	—	—%
Aaron Kim(6)	—	—%	—	—%	—	—%
Bruno Montanari(6)	—	—%	—	—%	—	—%
All Such Directors and Officers as a group (7 Individuals)	5,750,000	20.00%	—	—%	—	—%
Officers and Directors After the Transactions:
Wendye Robbins, M.D.(7)	—	—%	843,960	1.55%	843,960	2.31%
Jean-Frédéric Viret, Ph.D.(8)	—	—%	107,211	*	107,211	*
Prabha Ibrahim, Ph.D.(9)	—	—%	153,995	*	153,995	*
Felix Karim, Ph.D.(10)	—	—%	151,141	*	151,141	*
Mark Timney(11)	—	—%	160,547	*	160,547	*
James Scopa, J.D., M.B.A.(12)	—	—%	7,616	*	7,616	*
Lloyd Klickstein, M.D., Ph.D.(13)	—	—%	61,990	*	61,990	*
Luke Evnin, Ph.D.(14)	—	—%	4,400,279	8.08%	4,400,279	12.04%
Michael Shleifer, Ph.D.(5)	—	—%	4,600,000	8.44%	4,600,000	12.59%
John A. Hohneker, M.D.	—	—%	—	—%	—	—%
Carl Goldfischer, M.D.(15)	—	—%	11,218	*	11,218	*
All Such Directors and Officers as a group (11 individuals)	—	—%	10,497,957	19.24%	10,497,957	28.57%
Greater than 5% Holders:
Biotech Sponsor LLP(16)	5,750,000	20.00%	4,600,000	8.44%	4,600,000	12.59%
Vellar Opportunities Fund Master, Ltd.(17)	1,500,000	6.5%	1,500,000	2.75%	329,918	*
The Goldman Sachs Group, Inc.(18)	1,194,678	5.2%	1,194,678	2.19%	262,763	*
Aristeia Capital, L.L.C.(19)	1,149,010	5.0%	1,149,010	2.11%	252,719	*
Deerfield Management(20)	—	—%	7,892,962	14.49%	7,892,962	21.60%
MPM Capital(14)	—	—%	4,400,279	8.08%	4,400,279	12.04%
Pfizer Inc.(21)	—	—%	3,497,299	6.41%	3,497,299	9.56%
OneVentures Healthcare Fund III(22)	—	—%	3,196,138	5.87%	3,196,138	8.75%
Bristol-Myers Squibb Company(23)	—	—%	2,279,576	4.18%	2,279,576	6.24%

____________

*        Less than 1.0%.

(1)     Unless otherwise indicated, the business address of each of the individuals is c/o Blade Biotherapeutics, Inc., 442 Littlefield Avenue, South San Francisco, CA 94080.

(2)     The pre-Business Combination percentage of beneficial ownership in the table above is calculated based on 28,750,000 shares of common stock outstanding as of the record date. The amount of beneficial ownership does not reflect the shares of common stock issuable as a result of warrants as such securities may not be exercisable within 60 days.

(3)     In the “No Redemption” scenario, the post-Business Combination percentage of beneficial ownership is calculated based on 54,487,838 shares of common stock outstanding immediately after the consummation of the Transactions. The number of shares of common stock (i) assumes that no public shareholders properly elect to redeem their shares for cash and (ii) assumes issuance of 2,430,000 shares upon consummation of the PIPE Investment.

(4)     In the “Maximum Redemption” scenario, the post-Business Combination percentage of beneficial ownership is calculated based on 36,546,573 shares of common stock outstanding immediately after the consummation of the Transactions. The number of shares of common stock (i) assumes that 17,941,265 Public Shares are redeemed for cash and (ii) assumes issuance of 2,430,000 shares upon consummation of the PIPE Investment.

(5)     The Sponsor is the record holder of the BAC Class B ordinary shares reported herein. Dr. Michael Shleifer is the managing member of the Sponsor. Consequently, Dr. Shleifer may be deemed to be the beneficial owner of the shares held by the Sponsor and to have voting and dispositive control over such securities. Dr. Shleifer disclaims any beneficial ownership of any reported shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.

(6)     Each of these individuals has a membership interest in the Sponsor. Each such person disclaims any beneficial ownership of any reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(7)     Consists of (i) 176,232 shares of common stock held by Dr. Robbins, (ii) 149,733 shares of common stock held by the Trust of Craig and Wendye McGahey dated March 19, 1997, as amended, (iii) 14,856 shares of common stock resulting from the conversion of principal and interest from convertible notes held by Dr. Robbins, and (iv) 503,139 shares that may be acquired pursuant to the exercise of stock options within 60 days of April 15, 2022, by Dr. Robbins.

(8)     Consists of (i) 3,616 shares of common stock resulting from the conversion of principal and interest from convertible notes, and (ii) 103,595 shares that may be acquired pursuant to the exercise of stock options within 60 days of April 15, 2022, all held by Dr. Viret.

(9)     Consists of (i) 96,718 shares of common stock, and (ii) 57,277 shares that may be acquired pursuant to the exercise of stock options within 60 days of April 15, 2022, all held by Dr. Ibrahim.

(10)   Consists of (i) 108,276 shares of common stock, and (ii) 42,865 shares that may be acquired pursuant to the exercise of stock options within 60 days of April 15, 2022, all held by Dr. Karim.

(11)   Consists of (i) 10,834 shares of common stock resulting from the conversion of principal and interest from convertible notes, and (ii) 149,713 shares that may be acquired pursuant to the exercise of stock options within 60 days of April 15, 2022, all held by Mr. Timney.

(12)   Consists of 7,616 shares of common stock resulting from the conversion of principal and interest from convertible note held by Mr. Scopa.

(13)   Consists of 61,990 shares that may be acquired pursuant to the exercise of stock options within 60 days of April 15, 2022, held by Dr. Klickstein.

(14)   Consists of (i) 99,079 shares of common stock and 91,773 shares that may be acquired pursuant to the exercise of stock options within 60 days of April 15, 2022 held by MPM Asset Management, (ii) 135,148 shares of common stock resulting from the conversion of preferred stock, convertible notes and interest, and net exercise of common stock warrants held by MPM Asset Management Investors BV2014 LLC, (iii) 248,503 shares of common stock resulting from the conversion of preferred stock, convertible notes and interest, and net exercise of common stock warrants held by MPM BioVentures 2014 (B), L.P., (iv) 3,725,776 shares of common stock resulting from the conversion of preferred stock, convertible notes and interest, and net exercise of common stock warrants held by MPM BioVentures 2014, L.P., and (v) 100,000 shares of common stock to be issued pursuant to the PIPE Investment. Dr. Evnin disclaims beneficial ownership of the shares held by MPM Asset Management, MPM Asset Management Investors BV2014 LLC, MPM BioVentures 2014 (B), L.P., and MPM BioVentures 2014, L.P., except to the extent of his pecuniary interest therein. The address of Dr. Evnin is c/o MPM Capital, 2000 Sierra Point Parkway, Suite 701 Brisbane, CA 94005.

(15)   Consists of 11,218 shares of common stock resulting from the conversion of principal and interest from convertible note held by Dr. Goldfischer.

(16)   Consists of the BAC Class B ordinary shares held by the Sponsor. Dr. Michael Shleifer is the managing member of the Sponsor. Consequently, Dr. Shleifer may be deemed to be the beneficial owner of the shares held by the Sponsor and to have voting and dispositive control over such securities. Dr. Shleifer disclaims any beneficial ownership of any reported shares other than to the extent he may have a pecuniary interest therein, directly or indirectly.

(17)   According to a Schedule 13G filed on February 16, 2021, Vellar Opportunities Fund Master, Ltd., Cohen & Company Financial Management, LLC, Dekania Investors, LLC, Cohen & Company LLC, Cohen & Company Inc. and Daniel G. Cohen owned 1,500,000 Class A ordinary shares. Cohen & Company Financial Management, LLC and Cohen & Company Inc. are the relevant entities for which Daniel G. Cohen may be considered a control person. The business address of Vellar Opportunities Fund Master, Ltd. is c/o Mourant

Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. The business address of the other reporting persons is 3 Columbus Circle, Suite 2400, New York, NY 10019.

(18)   According to a Schedule 13G filed on February 10, 2022, The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC owned 1,194,678 Class A ordinary shares. The business address of the reporting persons is 200 West Street, New York, NY 10282.

(19)   According to a Schedule 13G filed on February 14, 2022, Aristeia Capital, L.L.C. owned 1,149,010 Class A ordinary shares. The business address of the reporting person is One Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(20)   Consists of (i) 3,196,481 shares of common stock resulting from the conversion of preferred stock, convertible notes and interest, and net exercise of common stock warrants held by Deerfield Healthcare Innovations Fund, L.P., (ii) 3,196,481 shares of common stock resulting from the conversion of preferred stock, convertible notes and interest, and net exercise of common stock warrants held by Deerfield Private Design Fund III, L.P., and (iii) 1,500,000 shares of common stock to be issued pursuant to the PIPE Investment. The address of Deerfield Management is 345 Park Avenue South, 12th Floor, New York, New York 10010.

(21)   Consists of (i) 2,479,906 shares of common stock resulting from the conversion of preferred stock, convertible notes and interest, and net exercise of common stock warrants held by Pfizer Ventures (US) LLC, (ii) 517,393 shares of common stock resulting from the conversion of preferred stock held by Pfizer Inc. and (iii) 500,000 shares of common stock to be issued pursuant to the PIPE Investment. The address of Pfizer Inc. and Pfizer Ventures (US) LLC is 235 East 42nd Street, New York, New York 10017.

(22)   Consists of shares of common stock resulting from the conversion of convertible notes and interest in Blade Therapeutics Pty Ltd, and net exercise of common stock warrants held by OneVentures Healthcare Fund III, whose address is Suite 13.02, 179 Elizabeth Street, Sydney NSW 2000.

(23)   Consists of (i) 1,979,576 shares of common stock resulting from the conversion of preferred stock, convertible notes and interest, and net exercise of common stock warrants, (ii) 300,000 shares of common stock to be issued pursuant to the PIPE Investment. The address of Bristol-Myers Squibb Company is 430 East 29th Street, 14th Floor, New York, New York 10016.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

BAC

In September 2020, the Sponsor paid $25,000 to cover certain of BAC’s offering and formation expenses in exchange for 5,750,000 founder shares, or approximately $0.004 per share.

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,000,000 private placement warrants for a purchase price of $1.00 per warrant ($6,000,000 in the aggregate) in a private placement. Each private placement warrant may be exercised for one Class A ordinary share at a price of $11.50 per share, subject to adjustment as provided herein. The private placement warrants (including the Class A ordinary shares issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of BAC’s initial business combination.

If any of BAC’s directors or officers becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to BAC.

BAC has entered into an Administrative Services Agreement with an affiliate of the Sponsor, pursuant to which BAC pays to the Sponsor a total of $10,000 per month for office space, administrative and support services. Upon completion of BAC’s initial business combination or our liquidation, BAC will cease paying these monthly fees.

The Sponsor, BAC’s directors, officers and advisors, and any of their or BAC’s respective affiliates, are entitled to be reimbursed for any out-of-pocket expenses incurred in connection with activities on BAC’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. BAC’s audit committee reviews on a quarterly basis all payments made by BAC to the Sponsor, BAC’s directors, officers and advisors, and any of their or BAC’s respective affiliates and determines which expenses and the amount of such expenses that is reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on BAC’s behalf.

In order to finance transaction costs in connection with an initial BAC business combination, the Sponsor or an affiliate of the Sponsor or certain of BAC’s directors and officers may, but are not obligated to, loan BAC funds as may be required. If BAC completes its initial business combination, BAC may repay such loaned amounts out of any proceeds of the trust account released to BAC. Otherwise, such loans may be repaid only out of funds held outside the trust account. In the event that BAC’s initial business combination does not close, BAC may use a portion of the working capital held outside the trust account to repay such loaned amounts, but no proceeds from the trust account may be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into BAC warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the BAC private placement warrants issued to the Sponsor. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. BAC does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as BAC does not believe third parties would be willing to loan such funds and provide a waiver of any and all rights to seek access to funds in our trust account in the event the loans are not repaid.

After BAC’s initial business combination, members of BAC’s management team who remain with the Combined Company may be paid consulting, management or other fees from the Combined Company, with any and all amounts being disclosed to BAC shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders in connection with our initial business combination. It is unlikely that the amount of such compensation will be known at the time of the distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive officer and director compensation.

BAC has entered into a registration rights agreement with respect to the founder shares, private placement warrants and warrants issued upon conversion of working capital loans (if any).

Blade

In 2016, Blade entered into a consulting agreement to provide human resources services with a service provider who is related to the chief executive officer of Blade. The amount charged by the service provider for their services was $15,000 for the year ended December 31, 2021.

In 2021, Convertible Notes were issued in part to three related party investors (entities affiliated with members of Blade’s board of directors) for $12.2 million in aggregate principal amount.

Director and Officer Indemnification

Blade’s charter and bylaws provide for indemnification and advancement of expenses for its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. Blade has entered into indemnification agreements with each of its directors. Following the Business Combination, Blade expects that these agreements will be replaced with new indemnification agreements for each post-Closing director and officer of Blade Biotherapeutics. For additional information, see “Description of Blade Biotherapeutics Securities — Limitations on Liability and Indemnification of Officers and Directors.”

PIPE Investment

The PIPE Investors entered into Subscription Agreements with BAC, pursuant to which the PIPE Investors have subscribed for shares of Blade Biotherapeutics’ common stock in connection with the PIPE Investment. The PIPE Investors participating in the PIPE Investment include (i) Deerfield Management (1,500,000 shares), Pfizer Ventures (500,000 shares), Bristol-Myers Squibb Company (300,000 shares), and Osage University Partners (30,000 shares), which each currently holds more than 5% of Blade’s capital stock, and MPM Capital (100,000 shares), which currently holds more than 5% of Blade’s capital stock and an entity affiliated with Blade director Dr. Luke Evnin.

Cantor Share Purchase Agreement

On May 3, 2022, BAC entered into the Cantor Purchase Agreement with CFPI relating to the Facility. Pursuant to the Cantor Purchase Agreement, Blade Biotherapeutics will have the right from time to time at its option following closing of the Business Combination to sell to CFPI up to $75 million of Blade Biotherapeutics’s common stock subject to certain customary conditions and limitations set forth in the Cantor Purchase Agreement. As a commitment fee for Cantor’s services under the Cantor Purchase Agreement, Blade Biotherapeutics will issue to Cantor a number of shares of Blade Biotherapeutics’s common stock equal to the quotient of $2,250,000 divided by the last closing trade price for the Common Stock on Nasdaq for a share of Blade Biotherapeutics’s common stock on the earlier of (i) the second trading day immediately prior to the filing of a resale registration statement with respect to the shares of Blade Biotherapeutics’s common stock to be sold under the Facility and (ii) the date on which Cantor sends an invoice to Blade Biotherapeutics with respect to such commitment fee; provided, however, that any such invoice may not be sent prior to the closing of the Business Combination.

Sales of Blade Biotherapeutics’s common stock to CFPI under the Cantor Purchase Agreement, and the timing of any sales, will be determined by Blade Biotherapeutics from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of shares of Blade Biotherapeutics’s common stock and determinations by Blade Biotherapeutics regarding the use of proceeds of such sales. The net proceeds from any sales under the Cantor Purchase Agreement will depend on the frequency with, and prices at, which the shares of Blade Bioetherapeutics’s common stock are sold to CFPI. Blade Biotherapeutics expects to use the proceeds from any sales under the Cantor Purchase Agreement for working capital and general corporate purposes.

Following the closing of the Business Combination, and upon the initial satisfaction of the conditions to CFPI obligation to purchase shares of Blade Biotherapeutics’s common stock set forth in the Cantor Purchase Agreement (the “Commencement”), including that a registration statement registering the resale by CFPI of such shares of Blade Biotherapeutics’s common stock under the Securities Act (the “Initial Resale Registration Statement”) is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, Blade Biotherapeutics will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 36-month period from and after Commencement, to direct CFPI to purchase up to a specified maximum amount of shares of Blade Biotherapeutics as set forth in the Cantor Purchase Agreement by delivering written notice to CFPI prior to the commencement of trading on any trading day. The purchase price of the shares of Blade Biotherapeutics’s common stock that Blade Biotherapeutics elects to sell to Cantor pursuant to the Cantor Purchase Agreement will be 97% of the volume weighted average price of the shares of Blade Biotherapeutics’s common stock during the applicable purchase date on which Blade Biotherapeutics has timely delivered written notice to CFPI directing it to purchase shares of Blade Biotherapeutics’s common stock under the Cantor Purchase Agreement.

The Cantor Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Cantor Purchase Agreements were made only for purposes of the Cantor Purchase Agreements and as of specific dates, were solely for the benefit of the parties to such agreements and are subject to certain important limitations.

Prior to the closing of the Business Combination, BAC has the right to terminate the Cantor Share Purchase Agreement on the date on which the Merger Agreement is validly terminated in accordance with its terms prior to the closing of the Merger. Blade Biotherapeutics has the right to terminate the Cantor Purchase Agreement at any time after Commencement, at no cost or penalty, upon five trading days’ prior written notice. No termination of the Cantor Purchase Agreement alter or otherwise affect Blade Biotherapeutics’ obligations under the Cantor Registration Rights Agreement.

Cantor Registration Rights Agreement

In connection with BAC’s entry into the Cantor Purchase Agreement, on May 3, 2022, BAC and CFPI entered into the Cantor Registration Rights Agreement, pursuant to which Blade Biotherapeutics will agree to register for resale, pursuant to Rule 415 under the Securities Act, the shares of Blade Biotherapeutics’s common stock that are sold to CFPI under the Facility, including the shares of Blade Biotherapeutics’s common stock to be issued to CFPI as consideration for its irrevocable commitment to purchase the shares of Blade Biotherapeutics’s common stock, from time to time.

Policies and Procedures for Related Person Transactions

Effective upon the consummation of the Business Combination, the board of directors of Blade Biotherapeutics will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which the post-combination company or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•        any person who is, or at any time during the applicable period was, one of Blade Biotherapeutics’ executive officers or directors;

•        any person who is known by the post-combination company to be the beneficial owner of more than 5% of Blade Biotherapeutics’ voting stock;

•        any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of Blade Biotherapeutics’ voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of Blade Biotherapeutics’ voting stock; and

•        any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

Blade Biotherapeutics will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

In connection with the Business Combination, BAC is asking BAC’s shareholders to consider and vote upon and to approve a proposal to replace the Interim Charter with the Proposed Certificate of Incorporation (the “Proposed Charter”), substantially in the form attached to this proxy statement/prospectus as Annex C, to be effective upon the consummation of the Business Combination (the “Charter Amendment Proposal”). The Charter Amendment Proposal is conditioned on the approval of the Business Combination Proposal and the Domestication Proposal. Therefore, if either of the Business Combination Proposal or the Domestication Proposal is not approved, then the Charter Amendment Proposal will have no effect, even if approved by BAC’s shareholders. The Charter Amendment Proposal is not conditioned on the separate approval of the Advisory Charter Proposals.

The following table sets forth a summary of the principal changes proposed to be made between the Interim Charter and the Proposed Charter. This summary is qualified by reference to the complete text of the proposed Interim Charter, a copy of which is attached to this proxy statement/prospectus as Annex A, the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex C, and the complete text of the Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex G. All stockholders are encouraged to read each of the proposed Interim Charter, the Proposed Charter, and the Bylaws in their entirety for a more complete description of their terms.

Interim Charter	Proposed Certificate of Incorporation
Capital Stock

BAC may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or other securities in BAC on such terms as the directors may from time to time determine.

Directors — Classified Board
The Interim Charter provides BAC’s board of directors will consist of one class of directors only.

The directors of Blade Biotherapeutics shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the whole Board of Directors. The initial Class I directors shall serve for a term expiring at the first annual meeting of stockholders following the filing and effectiveness of the Proposed Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”); the initial Class II directors shall serve for a term expiring at the second annual meeting of stockholders following the Effective Time; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the Effective Time. At each annual meeting of stockholders of Blade Biotherapeutics beginning with the first annual meeting of stockholders following the Effective Time, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal in accordance with the Proposed Certificate of Incorporation. No decrease in the number of directors shall shorten the term of any incumbent director.

Interim Charter	Proposed Certificate of Incorporation
Business Combinations with Interested Stockholders
None

Blade Biotherapeutics elects not to be governed by Section 203 of the DGCL.

Blade Biotherapeutics shall not engage in any business combination, at any point in time at which Blade Biotherapeutics’ Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act with any interested stockholder for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(a) prior to such time, Blade Biotherapeutics’ board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

(b)    upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers of the Corporation and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(c)    at or subsequent to that time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

DESCRIPTION OF BLADE BIOTHERAPEUTICS SECURITIES

The following summary of certain provisions of Blade Biotherapeutics’ securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of applicable law. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex C and Annex D, respectively.

Authorized Capitalization

General

The total amount of Blade Biotherapeutics’ authorized capital stock consists of 300 shares of Blade Biotherapeutics’ common stock and 10 million shares of Blade Biotherapeutics’ preferred stock. Blade Biotherapeutics expects to have approximately 54 million shares of Blade Biotherapeutics’ common stock outstanding immediately after the consummation of the Business Combination, excluding contingent shares and assuming no public shareholders exercise their redemption rights in connection with the Business Combination.

Common Stock

Blade Biotherapeutics’ common stock is not entitled to preemptive or other similar subscription rights to purchase any of Blade Biotherapeutics’ securities. Blade Biotherapeutics’ common stock is neither convertible nor redeemable. Unless Blade Biotherapeutics’ board of directors determines otherwise, Blade Biotherapeutics will issue all of Blade Biotherapeutics’ capital stock in uncertificated form.

Preferred Stock

The Board of Blade Biotherapeutics will have authority to issue shares of Blade Biotherapeutics’ preferred stock in one or more series, to fix for each such series such voting powers, designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of Blade Biotherapeutics’ preferred stock could have the effect of decreasing the trading price of Blade Biotherapeutics’ common stock, restricting dividends on Blade Biotherapeutics’ capital stock, diluting the voting power of Blade Biotherapeutics’ common stock, impairing the liquidation rights of Blade Biotherapeutics’ capital stock, or delaying or preventing a change in control of Blade Biotherapeutics.

Voting Rights

Each holder of Blade Biotherapeutics’ common stock will be entitled to one vote per share on each matter submitted to a vote of stockholders, as provided by the Proposed Certificate of Incorporation. The Proposed Bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, the Proposed Bylaws or the Proposed Certificate of Incorporation, and except for the election of directors, which is determined by a majority vote. There are no cumulative voting rights.

Dividend Rights

Each holder of shares of Blade Biotherapeutics’ capital stock will be entitled to the payment of dividends and other distributions as may be declared by the Blade Biotherapeutics’ board from time to time out of Blade Biotherapeutics’ assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of Blade Biotherapeutics’ Preferred Stock, if any, and any contractual limitations on Blade Biotherapeutics’ ability to declare and pay dividends.

Liquidation Rights

If Blade Biotherapeutics is involved in voluntary or involuntary liquidation, dissolution or winding up of Blade Biotherapeutics’ affairs, or a similar event, each holder of Blade Biotherapeutics’ common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of Blade Biotherapeutics’ preferred stock, if any, then outstanding.

Other Rights

Each holder of Blade Biotherapeutics’ common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of Blade Biotherapeutics’ preferred stock that Blade Biotherapeutics may designate and issue in the future.

Warrants

Upon completion of the Business Combination, all of the warrants to purchase BAC ordinary shares will, pursuant to their terms, automatically be adjusted to represent the right to purchase an equal number of shares of the common stock on the same terms and conditions as the original warrants. See the section titled “Description of Securities — Description of BAC Securities Prior to the Domestication and the Business Combination — Redeemable Warrants” and “Description of Securities — Description of BAC Securities Prior to the Domestication and the Business Combination — Contractual Arrangements with respect to the Certain Warrants” for terms and conditions of the warrants.

Anti-takeover Effects of the Proposed Certificate of Incorporation and the Proposed Bylaws

The Proposed Certificate of Incorporation and the Proposed Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of Blade Biotherapeutics. BAC expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Blade Biotherapeutics to first negotiate with the Blade Biotherapeutics’ board of directors, which BAC believes may result in an improvement of the terms of any such acquisition in favor of Blade Biotherapeutics’ stockholders. However, they also give the Blade Biotherapeutics’ board of directors the power to discourage mergers that some stockholders may favor.

Special Meetings of Stockholders

The Proposed Certificate of Incorporation provides that a special meeting of stockholders may be called by the (a) the Chairperson of the Board, (b) the Board, (c) the Chief Executive Officer of Blade Biotherapeutics or (d) the President of Blade Biotherapeutics, provided that such special meeting may be postponed, rescheduled or cancelled by the Board or other person calling the meeting.

Action by Written Consent

The Proposed Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders, and may not be taken by written consent in lieu of a meeting.

Removal of Directors

The Blade Biotherapeutics’ board of directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of Blade Biotherapeutics entitled to vote at an election of directors.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years from the time such person acquired 15% or more of such corporation’s voting stock, unless: (1) the board of directors of such corporation approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of such corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2/3 of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. Under the Proposed Certificate of Incorporation, Blade Biotherapeutics will opt out of Section 203 of the DGCL, but will provide other similar restrictions regarding takeovers by interested stockholders.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Certificate of Incorporation provides that Blade Biotherapeutics will indemnify Blade Biotherapeutics’ directors to the fullest extent authorized or permitted by applicable law. BAC expects that Blade Biotherapeutics expects will enter into agreements to indemnify Blade Biotherapeutics’ directors, executive officers and other employees as determined by the Blade Biotherapeutics’ board of directors. Under the Proposed Bylaws, Blade Biotherapeutics is required to indemnify each of Blade Biotherapeutics’ directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of Blade Biotherapeutics or was serving at Blade Biotherapeutics’ request as a director, officer, employee or agent for another entity. Blade Biotherapeutics must indemnify Blade Biotherapeutics’ officers and directors against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of Blade Biotherapeutics, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. The Proposed Bylaws also require Blade Biotherapeutics to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding, provided that such person will repay any such advance if it is ultimately determined that such person is not entitled to indemnification by Blade Biotherapeutics. Any claims for indemnification by Blade Biotherapeutics’ directors and officers may reduce Blade Biotherapeutics’ available funds to satisfy successful third-party claims against Blade Biotherapeutics and may reduce the amount of money available to Blade Biotherapeutics.

Exclusive Jurisdiction of Certain Actions

The Proposed Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the name of Blade Biotherapeutics, actions against directors, officers and employees for breach of fiduciary duty, any provision of the DGCL, the Proposed Certificate of Incorporation, the Proposed Bylaws and other similar actions may be brought only in the Court of Chancery in the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the exclusive jurisdiction provisions of the Proposed Certificate of Incorporation and (b) service of process on such stockholder’s counsel. Notwithstanding the foregoing, the Proposed Certificate of Incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Although BAC believes this provision will benefit Blade Biotherapeutics by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against Blade Biotherapeutics’ directors and officers.

Transfer Agent

The transfer agent for Blade Biotherapeutics’ common stock will be Continental Stock Transfer & Trust Company.

SECURITIES ACT RESTRICTIONS ON RESALE OF BLADE BIOTHERAPEUTICS SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Blade Biotherapeutics’ common stock or Blade Biotherapeutics’ warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of Blade Biotherapeutics at the time of, or at any time during the three months preceding, a sale and (ii) Blade Biotherapeutics is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as Blade Biotherapeutics was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Blade Biotherapeutics’ common stock shares or Blade Biotherapeutics’ warrants for at least six months but who are affiliates of Blade Biotherapeutics at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of Blade Biotherapeutics’ common stock then outstanding; or

•        the average weekly reported trading volume of Blade Biotherapeutics’ common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of Blade Biotherapeutics under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Blade Biotherapeutics.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after BAC has completed BAC’s initial business combination.

BAC anticipates that following the consummation of the Business Combination, Blade Biotherapeutics will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) specified in the notice of such meeting (or any supplement or amendment thereto) given by or at the direction of Blade Biotherapeutics’ board of directors, (ii) otherwise properly brought before such meeting by or at the direction of Blade Biotherapeutics’ board of directors or the chairperson of the board, or (iii) otherwise properly brought before such meeting by a stockholder present in person who (A) (1) was a record owner of shares of Blade Biotherapeutics both at the time of giving the notice and at the time of such meeting, (2) is entitled to vote at such meeting, and (3) has complied with notice procedures specified in the Proposed Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. To be timely for Blade Biotherapeutics’ annual meeting of stockholders, Blade Biotherapeutics’ secretary must receive the written notice at Blade Biotherapeutics’ principal executive offices:

•        not earlier than the 90th day; and

•        not later than the 120th day,

before the one-year anniversary of the preceding year’s annual meeting.

In the event that no annual meeting was held in the previous year or Blade Biotherapeutics holds its annual meeting of stockholders more than more than 30 days before or more than 60 days after the one-year anniversary of a preceding year’s annual meeting, notice of a stockholder proposal must be not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made.

We currently anticipate the 2022 annual meeting of stockholders of Blade Biotherapeutics will be held no later than            , 2022. Notice of a nomination or proposal must be delivered to Blade Biotherapeutics no later than the 10th day following the earlier of the day on which such notice of the date of such meeting was mailed and the day the public disclosure of the date of the 2021 annual meeting is made. Nominations and proposals also must satisfy other requirements set forth in the bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the 2022 annual general meeting pursuant to Rule 14a-8 must be received at Blade Biotherapeutics’ principal office a reasonable time before Blade Biotherapeutics begins to print and send its proxy materials and must comply with Rule 14a-8.

Stockholder Director Nominees

The Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) of stockholders, subject to the provisions of Proposed Certificate of Incorporation. To nominate a director, the stockholder must provide the information required by the Proposed Bylaws. In addition, the stockholder must give timely notice to Blade Biotherapeutics’ secretary in accordance with Blade Biotherapeutics’ Proposed Bylaws, which, in general, require that the notice be received by Blade Biotherapeutics’ secretary within the time periods described above under “— Stockholder Proposals” for stockholder proposals.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the BAC Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Biotech Acquisition Company, Michael Shleifer. Following the Business Combination, such communications should be sent in care of Blade Biotherapeutics, Inc., Wendye Robbins, M.D. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Ellenoff Grossman & Schole LLP, New York, New York, has passed upon the validity of the securities offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Biotech Acquisition Company as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and the period from September 3, 2020 (inception) through December 31, 2020, included in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this proxy statement/prospectus, and are included in reliance on the report of such firm given upon their authority as experts in auditing and accounting.

The consolidated financial statements of Blade Therapeutics, Inc. at December 31, 2020 and 2021, and for the each of the two years in the period ended December 31, 2021, included in the Proxy Statement of Biotech Acquisition Company, which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

HOUSEHOLDING INFORMATION

Unless BAC has received contrary instructions, BAC may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside, if BAC believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce BAC’s expenses. However, if shareholders prefer to receive multiple sets of BAC’s disclosure documents at the same address this year or in future years, they should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of BAC’s disclosure documents, the shareholders should follow these instructions:

If the ordinary shares are registered in the name of the shareholder, the shareholder should contact BAC’s offices at BAC Acquisition Corp., 545 West 25th Street, 20th Floor, New York, NY. If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

ENFORCEABILITY OF CIVIL LIABILITY

BAC is a Cayman Islands exempted company. If BAC does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon BAC. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against BAC in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, BAC may be served with process in the United States with respect to actions against BAC arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of BAC’s securities by serving BAC’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

BAC files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on BAC on the SEC’s website at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, BAC’s corporate website under the heading “Documents,” at https://bioacq.com. BAC’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

BAC has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to BAC has been supplied by BAC, and all information in this proxy statement/prospectus relating to Blade has been supplied by Blade, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

Incorporation by Reference of Certain Information

The SEC allows BAC to “incorporate by reference” certain information filed with the SEC into this proxy statement/prospectus or any document incorporated by reference in this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact via phone or in writing:

Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, CT 06902
Tel: Toll-Free (800) 662-5200 or (203) 658-9400
Email: BIOT.info@investor.morrowsodali.com

If you are a shareholder of BAC and would like to request documents, please do so no later than five business days before the extraordinary general meeting in order to receive them before the extraordinary general meeting.    If you request any documents from Morrow Sodali LLC, they will mail them to you by first class mail, or another similarly prompt means. Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

BIOTECH ACQUISITION COMPANY

BLADE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Biotech Acquisition Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Biotech Acquisition Company (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in shareholders’ (deficit) equity and cash flows for the year ended December 31, 2021 and for the period from September 3, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period from September 3, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2021, are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

Philadelphia, PA
March 7, 2022

BIOTECH ACQUISITION COMPANY
CONSOLIDATED BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	$91,407	$—
Prepaid expenses	208,056	—
Total Current Assets	299,463	—

Deferred offering costs	—	89,500
Marketable securities held in Trust Account	230,021,238	—
TOTAL ASSETS	$230,320,701	$89,500

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accrued expenses	$312,942	$—
Advances from related parties	870	—
Promissory note – related party	—	69,500
Total Current Liabilities	313,812	69,500

Warrant liabilities	18,505,400	—
Deferred underwriting commission payable	8,650,000	—
Total Liabilities	27,469,212	69,500

Commitments and Contingencies
Class A ordinary shares subject to possible redemption, 23,000,000 shares and no shares at redemption value at December 31, 2021 and 2020, respectively	230,021,238	—

Shareholders’ (Deficit) Equity
Preference shares, $0.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at December 31, 2021 and 2020	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 5,750,000 shares issued and outstanding, at December 31, 2021 and 2020	575	575
Additional paid-in capital	—	24,425
Accumulated deficit	(27,170,324)	(5,000)
Total Shareholders’ (Deficit) Equity	(27,169,749)	20,000
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	$230,320,701	$89,500

The accompanying notes are an integral part of the consolidated financial statements.

BIOTECH ACQUISITION COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2021	For the Period from September 3, 2020 (Inception) through December 31, 2020
Operating and formation costs	$(1,570,165)	$(5,000)
Loss from operations	(1,570,165)	(5,000)

Other income (expense):
Interest income – bank	65	—
Interest earned on marketable securities held in Trust Account	21,238	—
Change in fair value of warrants	(4,795,400)	—
Transaction cost – warrants	(520,319)	—
Total other expense, net	(5,294,416)	—

Net loss	$(6,864,581)	$(5,000)

Weighted average shares outstanding of Class A ordinary shares	21,235,616	—
Basic and diluted net loss per share, Class A	$(0.25)	$—

Weighted average shares outstanding of Class B ordinary shares	5,692,466	5,000,000
Basic and diluted net loss per share, Class B	$(0.25)	$—

The accompanying notes are an integral part of the consolidated financial statements.

BIOTECH ACQUISITION COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance – September 3, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary share to Sponsor	—	—	5,750,000	575	24,425	—	25,000
Net loss	—	—	—	—	—	(5,000)	(5,000)

Balance – December 31, 2020	—	$—	5,750,000	$575	$24,425	$(5,000)	$20,000
Sale of 6,000,000 Private Placement Warrants	—	—	—	—	1,260,000	—	1,260,000

Accretion for Class A ordinary shares to redemption amount	—	—	—	—	(1,284,425)	(20,300,743)	(21,585,168)
Net loss	—	—	—	—	—	(6,864,581)	(6,864,581)

Balance – December 31, 2021	—	$—	5,750,000	$575	$—	$(27,170,324)	$(27,169,749)

The accompanying notes are an integral part of the consolidated financial statements.

BIOTECH ACQUISITION COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2021	For the Period from September 3, 2020 (Inception) through December 31, 2020
Cash Flows from Operating Activities:
Net loss	$(6,864,581)	$(5,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liabilities	4,795,400	—
Interest earned on marketable securities held in Trust Account	(21,238)	—
Transaction costs incurred in connection with IPO	520,319	—
Payment of formation costs through issuance of Class B ordinary shares	—	5,000
Changes in operating assets and liabilities:
Prepaid expenses	(208,056)	—
Accrued expenses	312,942	—
Net cash used in operating activities	(1,465,214)	—

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(230,000,000)	—
Net cash used in investing activities	(230,000,000)	—

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	226,000,000	—
Proceeds from sale of Private Placement Warrants	6,000,000	—
Advances from related party	870	—
Refund of over payment of promissory note	25,000	—
Proceeds from promissory note – related party	60,910	—
Payments made on promissory note – related party	(155,410)	—
Payment of offering costs	(374,749)	—
Net cash provided by financing activities	231,556,621	—

Net Change in Cash and cash equivalents	91,407	—
Cash and cash equivalents – Beginning	—	—
Cash and cash equivalents – Ending	$91,407	$—

Non-cash investing and financing activities:
Payment of offering costs by the Sponsor in exchange for the issuance of Class B ordinary shares	$—	$20,000
Payment of offering costs through the issuance of promissory note	$—	$69,500
Initial classification of public warrant liability	$8,970,000	$—
Initial classification of private warrant liability	$4,740,000	$—
Initial classification of Class A ordinary shares subject to possible redemption	$230,000,000	$—
Accretion for Class A ordinary shares subject to redemption amount	$21,585,168	$—
Deferred underwriting fee payable	$8,650,000	$—

The accompanying notes are an integral part of the consolidated financial statements.

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Biotech Acquisition Company (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on September 3, 2020. The Company was formed for the purpose of effectuating a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). The Company has one wholly owned subsidiary which was formed on November 8, 2021, Blade Merger Subsidiary, Inc., a Delaware corporation.

The Company is not limited to a particular industry or geographic region for purposes of completing a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2021, the Company had not commenced any operations. All activity for the period September 3, 2020 (inception) through December 31, 2021 relates to the Company’s formation and its initial public offering (the “Initial Public Offering” or “IPO”), which is described below, and identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the marketable securities held in the Trust Account (as defined below).

The registration statements for the Company’s Initial Public Offering became effective on January 25, 2021. On January 28, 2021, the Company consummated the Initial Public Offering, selling 23,000,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230,000,000, as described in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,000,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Biotech Sponsor LLC (the “Sponsor”), generating gross proceeds of $6,000,000, which is described in Note 4.

Transaction costs amounted to $13,114,249, consisting of $4,000,000 of underwriting fees, $8,650,000 of deferred underwriting commission and $464,249 of other offering costs.

Following the closing of the Initial Public Offering on January 28, 2021, an amount of $230,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. Treasury Securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward completing a Business Combination. The Company must complete its initial Business Combination with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding any deferred underwriting commission held in the Trust Account and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.00 per share), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination only if the Company has net tangible assets of at least $5,000,001 upon such completion of a Business Combination and, if the Company seeks shareholder approval in connection with a Business Combination, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who vote at a general meeting of the Company. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased in or after the Initial Public Offering in favor of approving a Business Combination and to waive its redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. Additionally, each public shareholder may elect to redeem its Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment and (iii) to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination.

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company will have until January 28, 2023 (the “Combination Period”) to complete a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Proposed Business Combination

On November 8, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Blade Therapeutics, Inc., a Delaware corporation (“Blade”), Blade Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Blade Merger Sub”), Biotech Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from and after the closing of the transactions contemplated in the Merger Agreement (the “Closing”) of the shareholders of the Company as of immediately prior to the Closing and their successors and assignees (in such capacity, the “BAC Representative”), and Jean-Frédéric Viret in the capacity as the representative of the Earnout Participants (as defined in the Merger Agreement) from and after the Closing (in such capacity, the “Blade Representative”).

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Closing, the Company will transfer by way of continuation out of the Cayman Islands and into the State of Delaware to re-domicile and become a Delaware corporation (the “Domestication”) and (ii) at the Closing, and following the Domestication and the PIPE Investment (defined below), Blade Merger Sub will merge with and into Blade (the “Merger”), with Blade continuing as the surviving entity and wholly-owned subsidiary of the Company, and with each Blade stockholder receiving shares of the Company’s ordinary shares at the Closing.

The total consideration received by Blade security holders from the Company at the Closing will have an aggregate value equal to $280,000,000 less the value of certain contingent payments that may become payable to Blade’s current Series C-1 Preferred Shareholders (the “Merger Consideration”), payable, in the case of Blade shareholders, solely in newly issued shares of the Company’s ordinary shares and, in the case of Blade option holders, by assumption of such options by the Company (valued based on the net spread of such options), plus the additional contingent right to receive the Earnout Shares (as defined below) after the Closing, as described below. All preferred stock of Blade and all convertible promissory notes of Blade will be required to be converted into shares of Blade ordinary shares prior to the Closing, and will share in the Merger Consideration. All warrants of Blade will be required to be exercised in full on a cash or cashless basis or terminated without exercise, as applicable and in accordance with their respective terms prior to the Closing.

In addition to the Merger Consideration set forth above, the Earnout Participants will also have a contingent right to receive up to an additional 3,500,000 shares of the Company’s ordinary shares (the “Earnout Shares”) after the Closing based on the stock price performance of the Company’s ordinary shares (the “Earnout Period”). The Earnout Shares will become issuable if, during the Earnout Period, the closing price of the Company’s ordinary shares is equal to or greater than $15.00 per share for any 20 trading days within any 30 trading day period (the “Price Earnout Milestone”) or, prior to the occurrence of a Price Earnout Milestone, (A) the Company consummates a sale, merger, consolidation, liquidation, exchange offer or other similar transaction that results in the shareholders of the Company immediately prior to such transaction having beneficial ownership of less than fifty percent (50%) of the outstanding voting securities of the Company or the surviving entity in such transaction, directly or indirectly, immediately following such transaction, (B) the Company consummates a “going private transaction” or otherwise ceases to be subject to the reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (C) the Company’s Ordinary shares cease to be listed on a national securities exchange. Unlike the Merger Consideration, the Earnout Shares will be allocated among Blade’s security holders on a fully-diluted basis as of the Closing, without treating assumed Blade options on a net exercise basis, and with holders of unvested Blade options receiving restricted stock units for a number of shares of ordinary shares of the Company equal to such portion of the Earnout Shares otherwise issuable to such Earnout Participant in respect of such unvested Blade options.

Simultaneously with the execution of the Merger Agreement, the Company and Blade entered into subscription agreements (collectively, the “Subscription Agreements”) with PIPE Investors for an aggregate purchase of 2,430,000 shares of the Company’s ordinary shares, par value $0.0001 per share (the “PIPE Shares”), at a price of $10.00 per share, for an aggregate of $24,300,000, in a private placement to be consummated simultaneously with the Closing (the “PIPE Investment”). The consummation of the transactions contemplated by the Subscription Agreements is conditioned on the concurrent Closing and other customary closing conditions. Among other things, each PIPE Investor agreed in its respective Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in the Company’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom). The PIPE Investors include certain existing Blade shareholders.

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that although it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity, Capital Resources, and Going Concern

As of December 31, 2021, the Company had cash and cash equivalents of $91,407 not held in the Trust Account and available for working capital purposes and a working capital deficit of $14,349. The Company may need to raise additional funds in order to meet the expenditures required for operating our business. If the estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination is less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to our Business Combination. Moreover, the Company may need to obtain additional financing or draw on the Working Capital Loans (as defined below) either to complete a Business Combination or because it becomes obligated to redeem a significant number of the public shares upon consummation of our Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of our Business Combination. If the Company is unable to complete the Business Combination because it does not have sufficient funds available, the Company will be forced to cease operations and liquidate the Trust Account. In addition, following the Business combination, if cash on hand is insufficient, the Company may need to obtain additional financing in order to meet our obligations.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” the Company has until January 28, 2023 to consummate a Business Combination. It is uncertain that the Company will have sufficient funds to operate its business prior to a Business Combination or be able to consummate a Business Combination by this time. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after January 28, 2023.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these consolidated financial statements is the determination of the fair value of the warrant liabilities. Such estimates may be subject to change as more current information becomes available and accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash and cash equivalents of $91,407 as of December 31, 2021.

Marketable Securities Held in Trust Account

At December 31, 2021, substantially all of the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury securities. Interest income is recognized when earned. The Company’s portfolio of marketable securities is comprised solely of U.S. government securities,

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act. Upon the closing of the Initial Public Offering and the Private Placement, $230 million was placed in the Trust Account and invested in money market funds that invest in U.S. government securities. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the consolidated balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in interest earned on marketable securities held in Trust Account in the accompanying consolidated statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2021, Class A ordinary shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ (deficit) equity section of the Company’s consolidated balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital and accumulated deficit.

At December 31, 2021, the Class A ordinary shares reflected in the consolidated balance sheet are reconciled in the following table:
Gross proceeds	$230,000,000
Less:
Proceeds allocated to Public Warrants	$(8,970,000)
Class A ordinary shares issuance costs	(12,593,930)
Plus:
Accretion of carrying value to redemption value – IPO	$21,563,930
Accretion of carrying value to redemption value	21,238
Class A ordinary shares subject to possible redemption	$230,021,238

Offering Costs

Offering costs consist of legal, accounting, underwriting fees and other costs incurred through the consolidated balance sheet date that are directly related to the Initial Public Offering. Offering costs amounting to $13,114,249 were initially charged to shareholders’ (deficit) equity upon the completion of the Initial Public Offering, and $520,319 of the offering costs were related to the warrant liabilities and charged to the consolidated statements of operations. The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

costs consist principally of professional and registration fees that are related to the IPO. Accordingly, on January 28, 2021, offering costs totaling $13,114,249 (consisting of $4,000,000 in underwriters’ discount, $8,650,000 in deferred underwriters’ discount, and $464,249 other offering expenses) have been allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis compared to total proceeds received. Offering costs associated with the Class A ordinary shares issued were initially charged to temporary equity and then accreted to ordinary shares subject to redemption upon the completion of the Initial Public Offering. Offering costs associated with warrant liabilities of $520,319 have been expensed and presented as non-operating expenses in the consolidated statements of operations and offering costs associated with the Class A ordinary shares have been charged to shareholders’ (deficit) equity.

Warrant Liabilities

The Company accounts for the Warrants in accordance with the guidance contained in ASC 815-40-15-7D and 7F, under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjusts the Warrants to fair value in respect of each reporting period. This liability is subject to re-measurement at each consolidated balance sheet date until the Warrants are exercised, and any change in fair value is recognized in our consolidated statements of operations. The Private Placement Warrants and the Public Warrants for periods where no observable traded price was available are valued using a Monte Carlo simulation. The Private Placement Warrants are valued using a lattice model, specifically a binomial lattice model incorporating the Cox-Ross-Rubenstein methodology (see Note 9).

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s consolidated financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021 and 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the year ended December 31, 2021 and the period from September 3, 2020 (inception) through December 31, 2020.

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Net Loss per Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings per Share”. Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding for the period. Accretion associated with the redeemable shares of Class A ordinary shares is excluded from loss per share as the redemption value approximates fair value.

The calculation of diluted loss per share does not consider the effect of the warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the dilutive warrants is contingent upon the occurrence of future events. Additionally, the private placement warrants are excluded from the calculation due to being not-in-the-money, therefore, anti-dilutive as of December 31, 2021. The warrants are exercisable to purchase 17,500,000 Class A ordinary shares in the aggregate. As of December 31, 2021 and 2020, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net loss per ordinary shares is the same as basic net loss per ordinary share for the periods presented.

The following table reflects the calculation of basic and diluted net loss per common share (in dollars, except per share amounts):
	Year Ended December 31, 2021		For the Period from September 3, 2020 (Inception) through December 31, 2020
	Class A	Class B	Class A	Class B
Basic and diluted net loss per ordinary share
Numerator:
Allocation of net loss, as adjusted	$(5,413,442)	$(1,451,139)	$—	$(5,000)
Denominator:
Basic and diluted weighted average shares outstanding	21,235,616	5,692,466	—	5,000,000
Basic and diluted net loss per ordinary share	$(0.25)	$(0.25)	$—	$—

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the consolidated balance sheets, primarily due to their short-term nature, except for warrant liabilities (see Note 9.)

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying consolidated financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 23,000,000 Units, which includes a full exercise by the underwriter of its over-allotment option in the amount of 3,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 8).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased of 6,000,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant (for an aggregate purchase price of $6,000,000) from the Company in a private placement. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). The proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On September 8, 2020, the Sponsor paid $25,000 to cover certain offering and formation costs of the Company in consideration for 5,750,000 shares of Class B ordinary shares (the “Founder Shares”). The Founder Shares included an aggregate of up to 750,000 shares subject to forfeiture by the Sponsor to the extent that the underwriter’s over-allotment was not exercised, so that the number of Founder Shares would collectively represent 20% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering. As a result of the underwriter’s election to fully exercise its over-allotment option, the 750,000 Founder Shares are no longer subject to forfeiture.

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination; and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Administrative Services Agreement

The Company entered into an agreement commencing on January 26, 2021 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsor a total of $10,000 per month for office space and administrative and support services. For the year ended December 31, 2021, the Company incurred and paid $110,000 in fees for these services. For the period from September 3, 2020 (inception) through December 31, 2020, the Company did not incur any fees for these services.

Promissory Note — Related Party

On September 8, 2020, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note is non-interest bearing and payable on the earlier of (i) June 30, 2021 or (i) the consummation of the Initial Public Offering. As of January 28, 2021, $130,410 was outstanding under the Promissory Note. On March 4, 2021, $155,410 was paid to the sponsor to reduce the balance of the Promissory Note to $0. As of December 31, 2021, $0 was outstanding under the Promissory Note.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except to the extent described in the preceding paragraph, the terms of such Working Capital Loans have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post-Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. As of December 31, 2021 and 2020, there were no Working Capital Loans outstanding.

Advances from Related Parties

A shareholder of the Company made an advance of $870 during the year ended December 31, 2021 for working capital purposes. The advance is due on demand, non-interest bearing, and classified within related party advances in the accompanying consolidated balance sheet as of December 31, 2021.

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

On November 8, 2021, the Company entered into an Amended and Restated Registration Rights Agreement (amending and restating in its entirety that certain Registration Rights Agreement dated January 25, 2021) with the Sponsor and certain equity holders of Blade Therapeutics, Inc., a Delaware corporation (“Blade”). Under the Amended Registration Rights Agreement, the Company agreed to register for resale, pursuant to Rule 415 promulgated under the Securities Act, certain shares and other equity securities of the Company that are held by the parties to the Amended Registration Rights Agreement from time to time. The Amended Registration Rights Agreement contains certain restrictions on the transfer of Company shares held by the sponsor or the former Blade equity holders immediately following the Closing (as defined below). Such restrictions begin at Closing and end on the earlier of: (i) the date that is six (6) months after the Closing and (ii) subsequent to the Closing, (x) the first date on which the last sale price of Company common stock has equaled or exceeded $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters are entitled to a deferred fee of (i) 3.5% of the gross proceeds of the initial 20,000,000 Units sold in the Initial Public Offering, or $7,000,000, and (ii) 5.5% of the gross proceeds from the 3,000,000 Units sold pursuant to the underwriter’s full exercise of its IPO over-allotment option, representing a total deferred fee of $8,650,000. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Financial Advisor Fees

The Company retained Cantor as a financial advisor and entered into a formal engagement agreement on July 1, 2021 (the “Cantor Engagement Letter”). Cantor’s financial advisory engagement was separate from the Initial Public Offering underwriting engagement that the Company and Cantor had entered into with respect to the Initial Public Offering. Under Cantor’s financial advisory engagement, a portion of Cantor’s fees would be dependent on the level of the Company’s shareholder redemptions made in connection with the Initial Business Combination.

Pursuant to the July 1, 2021 Cantor Engagement Letter, in consideration of the services pursuant to the Cantor Engagement Letter, the Company agreed to pay Cantor the following compensation:

If the Company consummates the Business Combination or enters into a definitive agreement pursuant to which the Business Combination is subsequently consummated, a cash fee equal to the sum of $1.5 million plus an incentive fee. The incentive fee is based on a range of the Company’s shareholder redemptions in connection with the Business Combination (or any extension of the Company’s deadline for consummating a Business Combination prior thereto) and the cash that remains in the Trust Account upon the Closing of the Business Combination. The incentive fee could range between $300,000 and $1.5 million; provided however, that no incentive fee would be payable if less than 50% of the cash in the Trust Account remains at Closing.

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

Placement Agent Fees

In September 2021, the Company entered into a letter agreement (the “Letter Agreement”) with Barclays to act as its lead placement agent and Cantor to act as its co-placement agent, (collectively, the Placement Agents”). Pursuant to the terms of the Letter Agreement, the Company will pay the Placement Agents in the aggregate a cash fee equal to five percent (5%) of the gross proceeds received by the Company from the closing of the sale of the securities, with such fee allocated sixty-five percent (65%) to Barclays and thirty-five percent (35%) to Cantor. Notwithstanding the foregoing, in the event that any portion of the gross proceeds received by the Company from the sale of the securities is generated from investments by the existing shareholders. affiliates or related investment funds (“Target Existing Shareholder Investments”), the Company shall only pay the Placement Agents a fee equal to three percent (3%) of the gross proceeds of such Target Existing Shareholder Investments, with such fee allocated seventy-five percent (75%) to Barclays and twenty-five percent (25%) to Cantor.

Legal Fees

As of December 31, 2021, the Company had a total of $1,097,570 in contingent fees to be paid to the Company’s legal advisors upon consummation of the Business Combination.

NOTE 7. SHAREHOLDERS’ (DEFICIT) EQUITY

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2021 and 2020, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2021 and 2020, there were 23,000,000 and no shares of Class A ordinary shares issued and outstanding subject to possible redemption, which are presented as temporary equity, respectively.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At December 31, 2021 and 2020, there were 5,750,000 shares of Class B ordinary shares issued and outstanding.

Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of the Company’s shareholders except as otherwise required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of all ordinary shares issued and outstanding upon the completion of the Initial Public Offering plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in Business Combination.

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. WARRANTS

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating thereto is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants — Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per Public Warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the last reported sale price of the Class A ordinary shares for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to warrant holders equals or exceeds $18.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like).

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. WARRANTS (cont.)

price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of its Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NOTE 9. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

At December 31, 2021, assets held in the Trust Account were comprised of $230,021,238 in money market funds which are invested primarily in U.S. Treasury Securities. Through December 31, 2021, the Company has not withdrawn any of interest earned on the Trust Account.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.
	Level	December 31, 2021
Assets:
Marketable securities held in Trust Account	1	$230,021,238

Liabilities:
Warrant liability – Public Warrants	1	$7,585,400
Warrant liability – Private Placement Warrants	3	$10,920,000

The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on our accompanying December 31, 2021 consolidated balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statements of operations.

The Public Warrants were initially valued using a lattice model, specifically a binomial lattice model incorporating the Cox-Ross-Rubenstein methodology. The Public Warrants began trading 45 days after issuance. As of December 31, 2021, the Public Warrants were valued using the instrument’s publicly listed trading price as of the consolidated balance sheet date, which is considered to be a Level 1 measurement due to the use of an observable market quote in an active market.

The Private Placement Warrants were valued using a lattice model, specifically a binomial lattice model incorporating the Cox-Ross-Rubenstein methodology, which is considered to be a Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of our ordinary shares. The expected volatility of the Company’s ordinary shares was determined based on the implied volatility of the Public Warrants.

The key inputs into the binomial lattice model for the Warrants were as follows:
	January 28, 2021 (Initial Measurement)		December 31, 2021
Input	Public Warrants	Private Warrants	Private Warrants
Market price of public shares	$9.61	$9.61	9.84
Risk-free rate	1.00%	1.00%	1.23%
Dividend yield	0.00%	0.00%	0.00%
Exercise price	$11.50	$11.50	11.50
Effective expiration date	6/12/26	6/12/26	10/29/26
One-touch hurdle	$18.13

BIOTECH ACQUISITION COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. FAIR VALUE MEASUREMENTS (cont.)

The following table presents the changes in the fair value of Level 3 warrant liabilities:
	Private Placement	Public	Warrant Liabilities
Initial measurement on January 28, 2021	$4,740,000	$8,970,000	$13,710,000
Change in fair value	6,180,000	(2,070,000)	4,110,000
Transfer to Level 1	—	(6,900,000)	(6,900,000)
Fair value as of December 31, 2021	$10,920,000	$—	$10,920,000

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. The estimated fair value of the Public Warrants was $6,900,000 when the Public Warrants transferred from a Level 3 fair value measurement to a Level 1 fair value measurement, which occurred on March 18, 2021 when the Public Warrants began trading on the open market.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the consolidated balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, other than below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

On January 20, 2022, the Sponsor agreed to cause the return to the Company of the $110,000 of prior payments made by the Company for office space and administrative and support services, and the Company thereafter received such amount. The Sponsor has informed the Company that it will continue to be provided with office space and administrative and support services, but that it is no longer being charged for them.

On February 2, 2022, the Sponsor agreed to provide loans of up to an aggregate of $650,000 to the Company through February 15, 2023 if funds are needed by the Company upon request. These loans will be non-interest bearing, unsecured and will be repaid upon the consummation of a Business Combination and may, at any time and from time-to-time prior to repayment, be convertible in whole or in part into warrants at a price of $1.00 per warrant at the option of the undersigned, each such warrant having terms identical to the terms of the Private Placement Warrants previously issued to the undersigned by the Company (see Note 4). The Sponsor understands that if the Company does not consummate a Business Combination, all amounts loaned to the Company hereunder will be forgiven except to the extent that the Company has funds available to it outside of its Trust account established in connection with the Company’s Initial Public Offering.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Blade Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Blade Therapeutics, Inc. (the Company) as of December 31, 2020 and 2021, the related consolidated statements of operations and comprehensive loss, consolidated statements of convertible preferred stock and stockholders’ deficit and consolidated statements of cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2017.

Redwood City, California
March 15, 2022

Blade Therapeutics, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share data)

	December 31,
	2020	2021
Assets
Current assets:
Cash and cash equivalents	$11,486	$2,299
Prepaid expenses and other current assets	1,249	1,085
Total current assets	12,735	3,384
Property and equipment, net	1,024	778
Restricted cash	249	249
Other assets	—	1,518
Total assets	$14,008	$5,929

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,244	$3,734
Term loan payable	5,207	3,297
Convertible notes payable at fair value ($15,103 and $29,168 to related parties, respectively)	23,410	46,360
Accrued expenses and other current liabilities	4,215	11,155
Contingent consideration, current	—	7,011
Total current liabilities	36,076	71,557
Convertible notes payable	12,046	12,066
Contingent consideration, noncurrent	6,432	—
Deferred rent, less current portion	80	193
Total liabilities	54,634	83,816

Commitments and contingencies (Note 5)
Convertible preferred stock, $0.0001 par value, 133,656,880 and 151,185,364 shares authorized at December 31, 2020 and 2021, respectively; 83,044,690 shares issued and outstanding at December 31, 2020 and 2021 (aggregate liquidation preference of $90,365 at December 31, 2021)	89,107	89,107

Stockholders’ deficit:
Common stock, $0.0001 par value; 156,600,925 and 178,329,409 shares authorized at December 31, 2020 and 2021, respectively; 7,887,913 and 10,035,358 shares issued and outstanding at December 31, 2020 and 2021, respectively	1	1
Additional paid-in capital	5,880	7,785
Accumulated other comprehensive (loss) income	(328)	35
Accumulated deficit	(135,286)	(174,815)
Total stockholders’ deficit	(129,733)	(166,994)
Total liabilities, convertible preferred stock and stockholders’ deficit	$14,008	$5,929

The accompanying notes are an integral part of these consolidated financial statements.

Blade Therapeutics, Inc.
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)

	Year Ended December 31,
	2020	2021
Operating expenses
Research and development	$26,892	$21,675
General and administrative	5,847	9,039
Total operating expenses	32,739	30,714
Loss from operations	(32,739)	(30,714)
Interest expense, net	(965)	(2,560)
Change in fair value of convertible notes, tranche obligation and warrant liability	(2,677)	(3,402)
Other income (expense), net	369	(2,851)
Loss before provision for income taxes	(36,012)	(39,527)
Provision for income taxes	(1)	(2)
Net loss	$(36,013)	$(39,529)
Other comprehensive (loss) income:
Foreign currency exchange (loss) gain, net	(472)	363
Comprehensive loss	$(36,485)	$(39,166)
Net loss attributable to common stockholders, basic and diluted	$(36,013)	$(39,529)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	9,006,819	13,210,927
Net loss per share attributable to common stockholders, basic and diluted	$(4.00)	$(2.99)

The accompanying notes are an integral part of these consolidated financial statements.

Blade Therapeutics, Inc.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at December 31, 2019	82,381,128	$88,529	6,974,075	$1	$2,342	$144	$(99,273)	$(96,786)
Issuance of Series C-1 preferred stock to settle Indemnification Holdback	3,033,231	3,063	—	—	—	—	—	—
Issuance of common stock upon the exercise of options	—	—	473,594	—	101	—	—	101
Repurchase of common stock	—	—	(33,691)	—	—	—	—	—
Conversion of Series B preferred stock to common stock	(2,369,669)	(2,485)	473,935	—	2,485	—	—	2,485
Stock-based compensation	—	—	—	—	905	—	—	905
Vesting of early exercised shares and restricted common stock	—	—	—	—	47	—	—	47
Foreign currency exchange loss	—	—	—	—	—	(472)	—	(472)
Net loss	—	—	—	—	—	—	(36,013)	(36,013)

Balances at December 31, 2020	83,044,690	89,107	7,887,913	1	5,880	(328)	(135,286)	(129,733)
Issuance of common stock upon the exercise of options	—	—	2,147,445	—	499	—	—	499
Stock-based compensation	—	—	—	—	1,396	—	—	1,396
Vesting of early exercised shares and restricted common stock	—	—	—	—	10	—	—	10
Foreign currency exchange gain	—	—	—	—	—	363	—	363
Net loss	—	—	—	—	—	—	(39,529)	(39,529)
Balances at December 31, 2021	83,044,690	$89,107	10,035,358	$1	$7,785	$35	$(174,815)	$(166,994)

The accompanying notes are an integral part of these consolidated financial statements.

Blade Therapeutics, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2020	2021
OPERATING ACTIVITIES
Net loss	$(36,013)	$(39,529)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	277	280
Non-cash interest expense	749	2,255
Stock-based compensation expense	905	1,396
Change in fair value of convertible notes held at fair value, tranche obligation and warrant liability	2,677	3,402
Change in fair value of Contingent Consideration	1,038	579
Change in fair value of Indemnification Holdback	(220)	—
Changes in assets and liabilities:
Prepaid expenses and other current assets	38	164
Accounts payable	2,377	(76)
Accrued expenses and other current liabilities	1,507	4,092
Deferred rent	(98)	113
Net cash used in operating activities	(26,763)	(27,324)

INVESTING ACTIVITIES
Purchase of property and equipment	(120)	(34)
Net cash used in investing activities	(120)	(34)

FINANCING ACTIVITIES
Proceeds from issuance of convertible notes payable	20,716	20,000
Payment of costs to issue convertible notes payable	(310)	(224)
Proceeds from issuance of common stock upon exercise of stock options	101	499
Payment of deferred transaction costs	—	(467)
Principal repayments of Term Loan	(833)	(2,000)
Repurchase of unvested common stock	(5)	—
Payment of Indemnification Holdback	(43)	—
Net cash provided by financing activities	19,626	17,808
Effect of exchange rate changes on cash	(472)	363
Net decrease in cash, cash equivalents and restricted cash	(7,729)	(9,187)
Cash, cash equivalents and restricted cash, beginning of the year	19,464	11,735
Cash, cash equivalents and restricted cash, end of the year	$11,735	$2,548

RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH TO THE BALANCE SHEET
Cash and cash equivalents	$11,486	$2,299
Restricted cash	249	249
Total cash and cash equivalents and restricted cash	$11,735	$2,548

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES
Series C-1 preferred stock issued to settle Indemnification Holdback associated with acquisition of in-process research and development	$3,063	$—
Deferred transaction costs in accounts payable and accruals	$—	$1,051
Convertible notes payable issuance costs in accounts payable and accruals	$—	$34

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$286	$226

The accompanying notes are an integral part of these consolidated financial statements.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

1.    The Company

Description of the Business

Blade Therapeutics, Inc. was incorporated in the state of Delaware on February 17, 2015. Blade Therapeutics, Inc. and its wholly-owned subsidiaries (collectively referred to as the “Company”) is developing cutting edge treatments for fibrotic and neurodegenerative diseases. The Company is a leader in novel biological pathways that are foundational to cell and tissue-damage responses for diseases that result from protein deposition (fibrosis) or protein aggregation (neurodegeneration) that disrupt normal cellular, tissue or organ function. Through December 31, 2021, the Company has been primarily engaged in business planning, research and development, recruiting personnel and raising capital.

Prior to May 22, 2015, the Company was named FibroRX, Inc., at which time the name was changed to Blade Therapeutics, Inc. On September 22, 2017, the Company incorporated its wholly-owned subsidiary, Blade Therapeutics Pty, Ltd in Australia (the “Australian Subsidiary”). The purpose of establishing this subsidiary was to take advantage of Australia’s Phase I clinical trial capabilities. On September 5, 2019, the Company established Sabre Therapeutics, LLC, a U.S. wholly owned subsidiary, in connection with its merger with ATXCo., Inc. (“ATXCo”).

Merger Agreement

On November 8, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Biotech Acquisition Company (“BAC”), a special purpose acquisition company (“SPAC”) listed on the Nasdaq (Ticker: BIOT), Blade Merger Subsidiary, Inc., a wholly-owned subsidiary of BAC (“Blade Merger Sub”), and Biotech Sponsor LLC, in the capacity as the representative from and after the closing (the “Closing”) of the stockholders of BAC as of immediately prior to the Closing and their successors and assignees (in such capacity, the “BAC Representative”), and Jean-Frédéric Viret, Ph.D. in the capacity as the representative of the Earnout Participants (as defined in the Merger Agreement) from and after the Closing (in such capacity, the “Blade Representative”). Pursuant to the Merger Agreement, Blade Merger Sub will merge with and into the Company with the Company continuing as the surviving entity and wholly owned subsidiary of BAC, and with each Company stockholder receiving shares of BAC common stock at the Closing (the “Merger”). Just prior to the consummation of the Merger, BAC will change its jurisdiction of incorporation from the Cayman Islands to the State of Delaware and will be renamed Blade Biotherapeutics, Inc. (“Blade Biotherapeutics”). Simultaneously with entering into the Merger Agreement, BAC entered into Subscription Agreements (as defined below) with investors (the “PIPE Investors”) to purchase a total of 2,430,000 shares of Blade Biotherapeutics common stock in a private equity investment (the “PIPE”) for a purchase price equal to $10.00 per share and aggregate gross proceeds to Blade Biotherapeutics equal to $24.3 million. The PIPE Investors include certain existing Blade stockholders.

The total consideration received by the Company’s security holders from BAC at the Closing will have an aggregate value equal to $280.0 million plus the aggregate amount of the exercise prices for all shares of Blade common stock covered by Blade Awards that are in-the-money as of immediately prior to the effective time of the Merger (assuming no cashless exercise) less the value of certain contingent payments that may become payable to Blade’s current Series C-1 Preferred Stockholders (the “Merger Consideration”), payable, in the case of the Company’s stockholders, solely in newly issued shares of Blade Biotherapeutics common stock and, in the case of Blade option holders, by assumption of such options by Blade Biotherapeutics, plus the additional contingent right to receive the Earnout Shares (as defined below) after the Closing, as described below. All of the Company’s convertible preferred stock and convertible promissory notes will be required to be converted into shares of the Company’s common stock prior to the Closing, and will share in the Merger Consideration. All of the Company’s outstanding warrants will be required to be exercised in full on a cash or cashless basis or terminated without exercise, as applicable and in accordance with their respective terms prior to the Closing.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

1. The Company (cont.)

In addition to the Merger Consideration set forth above, the Earnout Participants will also have a contingent right to receive up to an additional 3,500,000 shares of Blade Biotherapeutics common stock (the “Earnout Shares”) after the Closing based on the stock price performance of Blade Biotherapeutics common stock within 5 years from the effective date of the Merger (the “Earnout Period”). The Earnout Shares will become issuable if, during the Earnout Period, the closing price of Blade Biotherapeutics’ common stock is equal to or greater than $15.00 per share for any 20 trading days within any 30 trading day period (the “Price Earnout Milestone”) or, prior to the occurrence of a Price Earnout Milestone, (A) Blade Biotherapeutics consummates a sale, merger, consolidation, liquidation, exchange offer or other similar transaction that results in the stockholders of Blade Biotherapeutics immediately prior to such transaction having beneficial ownership of less than fifty percent of the outstanding voting securities of Blade Biotherapeutics or the surviving entity in such transaction, directly or indirectly, immediately following such transaction, (B) Blade Biotherapeutics consummates a “going private transaction” or otherwise ceases to be subject to the reporting obligations under the Securities Exchange Act of 1934, as amended or (C) the Blade Biotherapeutics Common Stock ceases to be listed on a national securities exchange. Unlike the Merger Consideration, the Earnout Shares will be allocated among the Company’s security holders on a fully-diluted basis as of the Closing, without treating assumed Blade options on a net exercise basis, and with holders of unvested Blade options receiving restricted stock units for a number of shares of common stock of Blade Biotherapeutics equal to such portion of the Earnout Shares otherwise issuable to such Earnout Participant in respect of such unvested Blade options.

The transaction is expected to be completed during the first quarter of 2022. However, there can be no assurance as to when or if the closing of the Merger will occur. The post-combination entity will be renamed Blade Biotherapeutics, Inc.

Liquidity and Going Concern

Management is required to evaluate whether there are relevant conditions or events, when considered in the aggregate, raise substantial doubt about the entity’s ability to continue as a going concern and to meet its obligations as they become due within one year after the date the financial statements are issued.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. However, since inception, the Company has sustained significant operating losses and such losses are expected to continue for the foreseeable future. As of December 31, 2021, the Company had an accumulated deficit of $174.8 million, cash and cash equivalents of $2.3 million, negative working capital of $68.2 million, and negative cash flows from operations of $27.3 million for the year ended December 31, 2021. As a result of these conditions, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern as conditions and events, considered in the aggregate, indicate that it is probable that the Company will be unable to meet its obligations as they become due within one year after the date the financial statements are issued.

Management plans to continue to incur substantial costs in order to conduct research and development activities necessary to develop a commercialized product. Additional capital will be needed to undertake these activities and commercialization efforts. The Company intends to raise the required capital through the proposed business combination, issuance of additional equity, borrowings and potentially strategic alliances with other companies. However, if such financing is not available at adequate levels or on acceptable terms, the Company could be required to significantly reduce operating expenses and delay, reduce the scope of or eliminate some of its development programs or its commercialization efforts, out-license intellectual property rights to its product candidates and sell

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

1. The Company (cont.)

unsecured assets, or a combination of the above, any of which may have a material adverse effect on the Company’s business, results of operations, financial condition and/or its ability to fund its scheduled obligations on a timely basis or at all. The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish these plans and secure sources of financing and ultimately attain profitable operations. In February 2022, the Company issued, primarily to existing investors, an aggregate of $6.8 million of senior convertible promissory notes.

Due to the substantial doubt about the Company’s ability to continue operating as a going concern and the material adverse change clause in the loan agreement with its lender, the amounts due as of December 31, 2020 and 2021 have been classified as current in the consolidated balance sheets. The lender has not invoked the material adverse change clause as of the date of issuance of these financial statements. The accompanying consolidated financial statements do not reflect any other adjustments relating to the recoverability and reclassification of assets and liabilities that might be necessary if the Company is unable to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

COVID-19

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus disease (“COVID-19”) as a global pandemic, and the Company expects its operations in all locations to be affected as the virus continues to proliferate. The Company has adjusted certain aspects of its operations to protect its employees.

In response to the pandemic, in April 2020, the Company initiated a Phase 2 trial of its oral calpain inhibitor, BLD-2660, to treat COVID-19-related disease in hospitalized patients. Due to the pandemic, the Company experienced a delay in the enrollment of patients in its Phase 2 trial of BLD-2660 to be conducted in idiopathic pulmonary fibrosis (“IPF”) patients.

The impact of the COVID-19 pandemic on the financial performance of the Company will continue to depend on future developments, including the duration and spread of the pandemic, the availability of vaccines, the rate of vaccination, and pandemic related governmental advisories and restrictions. These developments and the impact of the COVID-19 pandemic on the financial markets, the life sciences sector, and the overall economy are highly uncertain and cannot be predicted. If the financial markets, the life sciences sector, and/or the overall economy are impacted for an extended period, the Company’s results may be materially adversely affected.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include those of the Company and its wholly-owned subsidiaries: Blade Therapeutics Pty Ltd. and Sabre Therapeutics LLC, after elimination of all intercompany balances and transactions. The financial statements of Blade Therapeutics Pty Ltd. use the Australian dollar (‘AUD’) as the functional currency as the majority of the funding of the entity as well as the majority of expense transactions are denominated in such currency. Gains and losses from foreign currency transactions are recorded in the consolidated statements of operations and comprehensive loss.

The Company has prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements are presented in U.S. dollars.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

2.    Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Actual results could differ from those estimates and such differences could be material to the financial position and results of operations.

Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual of research and development expenses; the fair value of financial liabilities and valuation of deferred tax assets; and the fair value of equity instruments, equity-based instruments, and debt held at fair value.

Risks and Uncertainties

The Company is subject to all of the risks inherent in an early-stage company developing new medical drugs. These risks include, but are not limited to, the need for substantial additional financing, limited management resources, dependence upon medical acceptance of the product in development, regulatory approvals, successful clinical trials, availability and willingness of patients to participate in human trials, and competition in the pharmaceutical industry. The Company’s operating results may be materially affected by the foregoing factors.

The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses, clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impact on local, regional, national and international markets.

Concentration of Credit Risk and Off-balance Sheet Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents. Cash and cash equivalents are deposited in checking and money market accounts at one financial institution, which at times, may exceed federally insured limits. The Company’s investment policy includes guidelines regarding the quality of the financial institutions and financial instruments and defines allowable investments that the Company believes minimizes the exposure to concentration of credit risk. As of December 31, 2020 and 2021, the Company’s cash, cash equivalents, and restricted cash were held in financial institutions that management believes are creditworthy. The Company has not experienced any losses historically in these accounts and believes it is not exposed to significant credit risk in its cash and cash equivalents. The Company has no significant off-balance sheet concentrations of credit risk.

Cash and Cash Equivalents

Cash equivalents that are readily convertible to cash are stated at cost, which approximates market value. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

2.    Summary of Significant Accounting Policies (cont.)

Restricted Cash

As of December 31, 2020 and 2021, the Company had restricted cash of $0.2 million. The restricted cash, which consists of a money market account with one of the Company’s financial institutions, serves as collateral for the letter of credit provided under the Company’s facility lease. As of December 31, 2020 and 2021, the restricted cash is classified in non-current assets as the facility lease to which it relates expires in May 2027.

Deferred Transaction Costs

The transaction between the Company and BAC (as described in Note 1) will be treated as a reverse recapitalization. Accordingly, the Company has concluded that any direct and incremental costs associated to the business combination, including legal costs and accounting would be deferred as assets and reclassified as a reduction to additional paid in capital in connection with the completion of the business combination. In the event the business combination is not consummated, deferred transaction costs will be expensed. Deferred transaction costs were $1.5 million recognized in other assets on the consolidated balance sheet as of December 31, 2021. There were no deferred transaction costs as of December 31, 2020.

Warrant Liability

The Company determined that certain of its outstanding common stock warrants issued in connection with the Company’s 2020 and 2021 bridge loan financing did not meet equity classification criteria as they can be settled in a variable number of shares with potentially no limit on the number of shares that can be issued. Accordingly, the warrants are recorded as liabilities on the consolidated balance sheet at their fair value and are subject to re-measurement at each balance sheet date, with any change in fair value recognized in the change in fair value of convertible notes, tranche obligation and warrant liability in the consolidated statement of operations and comprehensive loss. The Company will continue to remeasure the warrant liability until the earlier of their exercise or expiration, a change of control or the consummation of an initial public offering (“Initial Public Offering” or “IPO”) of the Company’s common stock. On expiration and if they are in-the-money, the warrants will automatically net exercise. Upon exercise, the related common stock warrant liability will be reclassified to equity at the fair value at the time of the reclassification.

As these warrants contain a variable share settlement feature with no limit, the Company has adopted a sequencing policy whereby it will settle its equity contracts with the earliest inception date or maturity date with its currently authorized and unissued common stock.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments including, cash and cash equivalents, prepaid expenses and other current assets, accounts payable, and accrued liabilities approximate fair value due to their relatively short maturities.

Fair Value Option

The senior convertible promissory notes issued in 2020 and 2021 (See Note 9 — Convertible Notes), for which the Company elected the fair value option, are accounted for at fair value on a recurring basis with changes in fair value recognized in the consolidated statements of operations and comprehensive loss. Interest accrued on the convertible notes is recorded to interest expense, net in the Company’s consolidated statements of operations and comprehensive loss.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

2.    Summary of Significant Accounting Policies (cont.)

Property and Equipment

Property and equipment are stated at cost, subject to adjustments for impairments, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the useful lives of the assets as follows:
Asset	Estimated useful life
Computer hardware and software	Three to five years
Manufacturing and laboratory equipment	Seven years
Office furniture and fixtures	Seven years
Leasehold improvements	Remaining lease term

Maintenance and repairs are charged to expense as incurred, and improvements are capitalized and depreciated through the life of the lease. When leasehold assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheet and any resulting gain or loss is reflected in the results from operations in the period realized.

Impairment of Long-lived Assets

The Company reviews property and equipment for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future net cash flows which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. There have been no such impairments of long-lived assets during the periods presented.

Issuance Costs Related to Equity and Debt

The Company allocates issuance costs between the individual freestanding instruments identified on the same basis as proceeds were allocated. Issuance costs associated with the issuance of stock or equity contracts (i.e., equity-classified warrants and convertible preferred stock) are recorded as a charge against the gross proceeds of the offering.

Issuance costs associated with the issuance of debt, for which the fair value option has not been elected, are capitalized and presented as a direct reduction of the carrying amount of the debt liability but limited to the notional value of the debt. The Company accounts for debt for which the fair value option has not been elected as liabilities measured at amortized cost and amortizes the resulting debt discount to interest expense using the effective interest method over the expected term of the debt. To the extent that the reduction from issuance costs of the carrying amount of the debt liability would reduce the carrying amount below zero, such excess is recorded as interest expense.

Issuance costs associated with the issuance of convertible notes for which the Company elected the fair value option are expensed through other income (expense), net in the consolidated statements of operations and comprehensive loss.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability accounts are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are currently in effect. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Financial statement effects of uncertain tax positions are recognized when it is more likely than not, based on the technical merits of the position, that it will be sustained upon

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

2.    Summary of Significant Accounting Policies (cont.)

examination. Interest and penalties related to unrecognized tax benefits are included within the provision (benefit) for income tax. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

In March 2020, the Families First Coronavirus Response Act (“FFCR Act”) and the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) were signed into law in response to the COVID-19 pandemic. The FFCR Act and CARES Act include provisions related to refundable payroll tax credits, deferment of employer side social security payments, and retroactively and temporarily (for taxable years beginning before January 1, 2021) suspending the application of the 80%-of-income limitation on the use of net operating losses, which was enacted as part of the Tax Cuts and Jobs Act of 2017. The CARES Act also provides that net operating losses arising in any taxable year beginning after December 31, 2017 and before January 1, 2021 are generally eligible to be carried back up to five years.

In June 2020, Assembly Bill 85 (“A.B. 85”) was signed into California law. A.B. 85 provides for a three-year suspension of the use of net operating losses for medium and large businesses and a three-year cap on the use of business incentive tax credits to offset no more than $5.0 million of tax per year. A.B. 85 suspends the use of net operating losses for taxable years 2020, 2021 and 2022 for certain taxpayers with taxable income of $1.0 million or more. The carryover period for any net operating losses that are suspended under this provision will be extended. A.B. 85 also requires that business incentive tax credits including carryovers may not reduce the applicable tax by more than $5.0 million for taxable years 2020, 2021 and 2022.

In December 2020, the Consolidated Appropriations Act, 2021 was signed into law. The provisions within the law include the extension and expansion of the CARES Act employee retention tax credit for the period from January 1, 2021 through June 30, 2021, including increasing the credit rate from 50 percent to 70 percent of qualified wages, and increasing the per-employee creditable wages limit from $10,000 per year to $10,000 for each quarter.

The enactment of the FFCR Act, CARES Act, A.B. 85, and Consolidated Appropriations Act, 2021, did not result in any material adjustments to the Company’s income tax provision for the years ended December 31, 2020 and 2021 or to the Company’s net deferred tax assets as of December 31, 2020 and 2021. Given the Company’s history of losses, the provisions of the FFCR Act, CARES Act, A.B. 85 and Consolidated Appropriations Act, 2021, did not have a material impact on the Company’s annual effective tax rate or financial statements in 2020 or 2021; however, the Company will continue to evaluate the impact of tax legislation and will update its disclosures as additional information and interpretive guidance become available.

Operating Leases

The Company has entered into a lease agreement for its laboratory and office facilities that is classified as an operating lease. Rent expense is recognized on a straight-line basis over the non-cancelable term of the Company’s operating lease and any rental income, earned from subletting its premises, is offset against the Company’s rent expense. Accordingly, the Company records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability on the consolidated balance sheet.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the chief operating decision maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s CODM is its chief executive officer. The Company has determined it operates in one segment.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

2.    Summary of Significant Accounting Policies (cont.)

Comprehensive Loss

Comprehensive loss is comprised of net loss and other comprehensive income (loss). The Company recognizes unrealized gains or losses on investments and foreign currency translation adjustments within other comprehensive income (loss).

Research and Development

Research and development expenses represent costs incurred on Company sponsored programs. These expenses include the salaries, benefits and stock-based compensation, third-party research and development expenses, consulting expenses, laboratory supplies, and certain allocated expenses, as well as amounts incurred under license agreements. Research and development costs are expensed as incurred.

Convertible Note Tranche Obligation

The Company’s convertible notes issued in May and June 2021 included a tranche obligation that commits the Company to borrow an additional $4.0 million from the 2021 Convertible Notes investors under the same terms of the initial 2021 Convertible Notes issued, at the option of the issuer. No additional warrants are issuable upon the investors calling this tranche. The tranche obligation was determined to be a freestanding financial instrument that should be accounted for as a liability at fair value (Notes 3 and 9). The tranche obligation is remeasured at each reporting period with changes in the fair value recorded as a change in fair value of convertible notes, tranche obligation and warrant liability in the consolidated statements of operations and comprehensive loss.

Stock-Based Compensation

The Company recognizes stock compensation based on the estimated fair value of share-based payment awards that are expected to vest. The Company’s determination of the fair value of stock options with time-based vesting on the date of grant utilizes the Black-Scholes option-pricing model.

The Company estimates the expected option lives using the simplified method, volatility using stock prices of peer companies, risk-free rates using the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term, and dividend yield using the Company’s expectations and historical data. The fair value of each share-based payment is calculated based upon the Company’s common stock valuation on the date of the grant.

The Company uses the straight-line attribution method for recognizing compensation expense over the requisite service period, which is generally the vesting period of the award. Compensation expense is recognized on awards ultimately expected to vest. Forfeitures are recorded when they occur.

Foreign Currency Translation and Transactions

The assets and liabilities of the Company’s foreign subsidiary are translated from their respective functional currency into U.S. dollars at the rates in effect at the balance sheet date, and expense amounts are translated at average exchange rates that approximate those rates in effect during the period in which the underlying transactions occur. Foreign currency translation adjustments are recorded within accumulated other comprehensive income (loss) on the consolidated balance sheets. Gains and losses realized from foreign currency transactions, are included in other income (expense), net in the consolidated statements of operations and comprehensive loss.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

2.    Summary of Significant Accounting Policies (cont.)

Emerging Growth Company Status

The Company is an emerging growth company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an EGC or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed using the sum of the weighted-average number of shares of common stock outstanding during the period and the effect of dilutive securities.

As the Company was in a net loss position for the years ended December 31, 2020 and 2021, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders because the effects of potentially dilutive securities are antidilutive.

Recently Adopted Accounting Pronouncements

In July 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-11 Earnings Per Share (Topic 260) Distinguishing Liabilities from Equity (Topic 480) Derivatives and Hedging (Topic 815) (“ASU 2017-11”), which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. ASU 2017-11 also clarifies existing disclosure requirements for equity-classified instruments. As a result, a freestanding equity-linked financial instrument (or embedded conversion option) no longer would be accounted for as a derivative liability at fair value as a result of the existence of a down round feature. For freestanding equity classified financial instruments, ASU 2017-11 requires entities that present earnings per share (“EPS”) in accordance with ASC Topic 260 to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common stockholders in basic EPS. ASU 2017-11 is effective for private entities for annual periods, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Company adopted this standard on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 amends existing fair value measurement disclosure requirements by adding, changing, or removing certain disclosures. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

2.    Summary of Significant Accounting Policies (cont.)

effective date. ASU 2018-13 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted ASU 2018-13 on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). This ASU is aimed at making leasing activities more transparent and comparable, and requires substantially all leases be recognized by a lessee on their balance sheet as a right-of-use asset and corresponding lease liability, including leases currently accounted for as operating leases. ASU 2016-02 is effective for the Company beginning on January 1, 2022, with early adoption permitted. Additionally, the FASB issued ASU, No. 2018-11, Leases (Topic 842): Targeted Improvements, which offers an additional transition method whereby entities may apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings rather than application of the new leases standard at the beginning of the earliest period presented in the financial statements. The Company adopted this standard on January 1, 2022 and has performed an analysis on the impact of this standard. The Company does not expect that this standard will have a material impact on its results of operations or cash flows, but that it will have a material impact on the Company’s assets and liabilities as a result of the recognition of right-of-use assets and lease liabilities.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 will be effective for public entities for interim and annual periods beginning after December 15, 2020, with early adoption permitted. ASU 2019-12 is effective for the Company beginning on January 1, 2022, with early adoption permitted. The Company adopted this standard on January 1, 2022. The Company is currently assessing the impact the adoption of this standard will have on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This new standard also removes certain settlement conditions that are required for contracts to qualify for equity classification and simplifies the diluted earnings per share calculations by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in diluted earnings per share calculations. This new standard will be effective for the Company on January 1, 2022. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The Company adopted this standard on January 1, 2022 and has performed an analysis on the impact of adopting this standard. The Company does not expect that this standard will have a material impact on the consolidated financial statements, as the Company’s convertible notes are either accounted for using the fair value option or do not have bifurcated conversion options. The Company also does not expect the adoption of this standard to impact its net loss per share.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The amendments in ASU No. 2021-04 provide guidance to clarify and reduce diversity in an issuer’s

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

2.    Summary of Significant Accounting Policies (cont.)

accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in ASU No. 2021-04 are effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, including interim periods within those fiscal years. The Company adopted ASU 2021-04 and related updates on January 1, 2022. The Company performed an analysis on the impact of adopting this standard and does not expect that this standard will have a material impact on its consolidated financial statements.

3.    Fair Value Measurement

The Company assesses the fair value of financial instruments based on the provisions of ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company’s short-term investments primarily utilize broker quotes in a non-active market for valuation of these securities.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets and liabilities measured and recognized at fair value are as follows:
	December 31, 2020
	Level 1	Level 2	Level 3	Fair Value
	(in thousands)
Assets:
Cash and cash equivalents
Money market funds	$1,613	$—	$—	$1,613
Total financial assets	$1,613	$—	$—	$1,613

Liabilities:
Contingent Consideration	$—	$—	$6,432	$6,432
Convertible Notes at fair value	—	—	23,410	23,410
Warrant Liability	—	—	630	630
Total financial liabilities	$—	$—	$30,472	$30,472

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

3.    Fair Value Measurement (cont.)

	December 31, 2021
	Level 1	Level 2	Level 3	Fair Value
	(in thousands)
Assets:
Cash and cash equivalents
Money market funds	$1,972	$—	$—	$1,972
Total financial assets	$1,972	$—	$—	$1,972

Liabilities:
Contingent Consideration	$—	$—	$7,011	$7,011
Convertible Notes at fair value	—	—	46,360	46,360
Warrant Liability	—	—	3,135	3,135
Total financial liabilities	$—	$—	$56,506	$56,506

Indemnification Holdback:

The Company’s financial liability related to the Series C-1 convertible preferred stock to be issued in connection with the merger with ATXCo after the satisfaction of any indemnification obligations that may arise during the 12-month period following the merger date (“Indemnification Holdback”). This obligation was settled in October 2020 with no outstanding balance remaining as of December 31, 2020 (See Note 15 — Acquisition of ATXCo). Prior to its settlement, the fair value of the Indemnification Holdback was classified within Level 3 of the fair value hierarchy and was estimated based on anticipated results, trends, and various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. The fair value of the Indemnification Holdback was initially measured on September 23, 2019, the date which the Company completed the merger with ATXCo. The Company assesses the fair value of the Indemnification Holdback each reporting period and changes in fair value are recorded in other income (expense), net in the consolidated statements of operations and comprehensive loss.

In October 2020, upon the conclusion of the 12-month holdback period and immediately prior to settlement, the Indemnification Holdback was adjusted to its $3.1 million settlement-date fair value, resulting in a fair value gain on remeasurement of $0.2 million. The Company fully settled the Indemnification Holdback by issuing 3,033,231 shares of its Series C-1 convertible preferred stock and paying $43,000 in cash. There was no Indemnification Holdback outstanding as of December 31, 2020 and 2021.

The following table provides the changes in the fair value of the Indemnification Holdback (in thousands):
Balance as of December 31, 2019	$3,389
Payment of qualifying indemnification expenses	(63)
Change in fair value	(220)
Settlement in Series C-1 convertible preferred stock	(3,063)
Settlement in cash	(43)
Balance as of December 31, 2020	$—

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

3.    Fair Value Measurement (cont.)

Contingent Consideration:

The Contingent Consideration represents the value of the Company’s Series C-1 convertible preferred stock to be issued in connection with the Company’s acquisition of ATXCo, upon the achievement of a certain clinical milestone (“Contingent Consideration”) (See Note 15 — Acquisition of ATXCo). The fair value of the Contingent Consideration, which is classified within Level 3 of the fair value hierarchy, was estimated based on anticipated clinical results and the fair value of the Series C-1 convertible preferred stock. The fair value of Contingent Consideration was initially measured on September 23, 2019, the date which the Company completed the merger with ATXCo. The Company assesses the fair value of the Contingent Consideration each reporting period and changes in fair value are recorded in other income (expense), net in the consolidated statements of operations and comprehensive loss.

The following table provides the changes in the fair value of the Contingent Consideration (in thousands):
Balance as of December 31, 2019	$5,394
Change in fair value	1,038
Balance as of December 31, 2020	$6,432
Change in fair value	579
Balance as of December 31, 2021	$7,011

Convertible Notes at Fair Value:

In 2020 and 2021, the Company issued the 2020 and 2021 Convertible Notes. Due to certain embedded features within the 2020 and 2021 Convertible Notes, the Company elected to account for the notes under the fair value option (See Note 9 — Convertible Notes). The 2020 and 2021 Convertible Notes and associated warrants were recorded at their fair value upon issuance of $20.7 million and $20.0 million, respectively. The Company recognized a loss of $2.7 million and $2.5 million on the change in fair value of the notes for the years ended December 31, 2020 and 2021, respectively.

The estimated fair value of the 2020 and 2021 Convertible Notes, which are classified as Level 3 in the fair value hierarchy, is determined based on a multiple scenario analysis that utilizes Monte Carlo simulations. The model includes assumptions related to the value of the instruments based on the estimated timings and amounts of future rounds of financing, change in control of the Company, adverse results of the Company’s clinical trials and other adverse scenarios, maturity of the notes, and an imputed discount rate based on estimated market interest rates. Further assumptions used in the Monte Carlo simulations are the equity value and outstanding balance of the notes as of the valuation date and the volatility of the Company’s underlying common stock to determine the market value of the invested capital upon a future financing date or upon the Company achieving an exit event prior to or as of the maturity of the notes. The change in fair value of the convertible notes was recognized in the change in fair value of convertible notes, tranche obligation and warrant liability in the consolidated statement of operations and comprehensive loss.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

3.    Fair Value Measurement (cont.)

The following table provides the changes in the fair value of the 2020 and 2021 Convertible Notes (in thousands):
Balance as of December 31, 2019	$—
Proceeds from issuance 2020 convertible notes and warrants	20,716
Proceeds allocated to 2020 common stock warrants at fair value	(630)
Interest expense accrued	647
Change in fair value of convertible notes	2,677

Balance as of December 31, 2020	$23,410
Proceeds from issuance 2021 convertible notes and warrants	20,000
Proceeds allocated to 2021 common stock warrants and tranche obligation at fair value	(1,692)
Interest expense accrued	2,145
Change in fair value of convertible notes	2,497

Balance as of December 31, 2021	$46,360

Warrant Liability:

In July 2020, warrants to purchase the Company’s common stock (“2020 Warrants”) were issued in connection with the 2020 Convertible Notes (See Note 10 — Common Stock Warrants). In May and June 2021, warrants to purchase the Company’s common stock (“2021 Warrants”) were issued in connection with the 2021 Convertible Notes (See Note 10 — Common Stock Warrants).

The estimated fair value of the 2020 and 2021 Warrants, which are classified as Level 3 financial liabilities in the fair value hierarchy, is determined at inception and as of December 31, 2020 and 2021, using a probability-weighted Black-Scholes valuation. Black-Scholes inputs used to value the 2020 and 2021 Warrants are based on information from purchase agreements and within valuation reports prepared by an independent third party for the Company. Inputs include exercise price, volatility, fair value of common stock, expected dividend rate and risk-free interest rate. The Company determined that the fair value of the 2020 Warrants and 2021 Warrants at their respective issuance dates was $0.6 million and $1.6 million, respectively. There was no change in the estimated fair value of the 2020 Warrants from July 2020 to December 31, 2020.

The key assumptions used for the valuation of the 2020 and 2021 Warrants were as follows:
December 31,
	2020	2021
Risk-free interest rate	0.09% – 0.34%	0.10% – 0.49%
Weighted-average expected term (years)	0.75 – 4.80	1.20 – 1.51
Weighted-average expected volatility	87.4% – 88.2%	86.4% – 87.5%
Dividend yield	—%	—%

The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers between Level 1, Level 2 and Level 3 categories during the periods presented.

Of the Company’s Level 3 liabilities, the 2020 and 2021 Convertible Notes are presented within current liabilities and the 2020 and 2021 Warrants are presented within accrued expenses and other current liabilities on the consolidated balance sheets. The change in fair value of the warrants was recognized in the change in fair value of convertible notes, tranche obligation and warrant liability in the consolidated statement of operations and comprehensive loss.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

3.    Fair Value Measurement (cont.)

The following table provides the change in fair value of the 2020 and 2021 Warrants (in thousands):
Balance as of December 31, 2019	$—
Issuance of 2020 warrants	630
Balance as of December 31, 2020	$630
Issuance of 2021 warrants	1,644
Change in fair value of the 2020 and 2021 Warrants	861
Balance as of December 31, 2021	$3,135

Tranche Obligation:

The 2021 Convertible Notes include a tranche obligation that commits the Company to borrow an additional $4.0 million from the 2021 Convertible Notes investors under the same terms of the initial 2021 Convertible Notes issued. No additional warrants are issuable upon the investors calling this tranche. The Company determined that the additional tranche obligation meets the definition of a freestanding financial instrument under ASC 480, Distinguishing Liabilities from Equity. As this tranche obligation is callable outside the control of the Company, it was determined to require liability classification under ASC 480. The tranche obligation was recorded at its fair value of $48,000 upon issuance. Upon calling of the tranche obligation in November and December 2021, the Company issued an additional $4.0 million in 2021 Convertible Notes and the tranche obligation was extinguished. The fair value of the tranche obligation at the time of extinguishment was $0.1 million, determined using Black-Scholes method. The change in fair value of the tranche obligation was recognized in the change in fair value of convertible notes, tranche obligation and warrant liability in the consolidated statement of operations and comprehensive loss.

The key assumptions used for the valuation of the 2021 tranche obligation were as follows:
	Year ended December 31, 2021
Risk-free interest rate	0.02% –	0.05%
Weighted-average expected term (years)	0.25
Weighted-average expected volatility	25.0%
Dividend yield	—%

The initial and subsequent fair values of tranche obligation recognized in connection with the issuance of 2021 Convertible Notes were determined with the assistance of a third-party valuation specialist using significant inputs not observable in the market which constitute Level 3 measurements within the fair value hierarchy.

The following table provides the change in fair value of the 2021 Convertible Note tranche obligation (in thousands):
Initial recognition of tranche obligation upon issuance of 2021 Convertible Notes	$48
Change in fair value	44
Extinguishment of tranche obligation	(92)
Balance as of December 31, 2021	$—

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

4.    Balance Sheet Components

Property and Equipment, Net
	December 31,
	2020	2021
	(in thousands)
Computer equipment and software	$247	$275
Lab equipment	1,462	1,468
Leasehold improvements	150	150
Furniture and fixtures	47	47
Property and equipment at cost	1,906	1,940
Less: accumulated depreciation	(882)	(1,162)
Property and equipment, net	$1,024	$778

Depreciation expense for the years ended December 31, 2020 and 2021 was $0.3 million and $0.3 million, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following amounts:
	December 31,
	2020	2021
	(in thousands)
Accrued employee related expenses	$1,137	$1,370
Accrued clinical and research and development costs	2,117	2,762
Deferred rent, current portion	143	—
Common stock warrant liability	630	3,135
Other accrued expenses	188	3,888
Total accrued expenses and other current liabilities	$4,215	$11,155

Accrued expenses and other current liabilities include an estimated amount related to certain government incentive credits received in 2019, 2020 and 2021 related to our research and development expenditures. The Company previously recognized within other income (expense), net, the incentive credits as it was reasonably assured that the conditions necessary to qualify for the incentive credits had been met in 2019 and 2020. In 2021, the government entity that issues the incentive credits provided additional interpretive guidance regarding the conditions necessary to qualify for the incentive credits. Based on this new interpretive guidance, the Company no longer believes it is reasonably assured that the conditions necessary to qualify for the incentive credits have been met and the Company may be required to repay some or all of the incentive credits received to date. This change in estimate resulted in the Company recording $3.3 million in accrued expenses and other current liabilities within the consolidated balance sheet as of December 31, 2021. The Company also recognized an expense of $1.9 million during the year ended December 31, 2021 to reverse the incentive credits recognized in 2019 and 2020, within other income (expense), net, in the consolidated statements of operations and comprehensive loss.

5.    Commitments and Contingencies

Operating Leases

In June 2016, the Company entered into a six-year non-cancelable operating lease for 24,351 square feet of lab and office space in South San Francisco, California, for a monthly rental of $0.1 million with annual escalations. The Company provided a letter of credit of $0.2 million to the landlord recorded as

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

5.    Commitments and Contingencies (cont.)

non-current restricted cash on the Company’s consolidated balance sheet. In October 2021, the Company extended this lease through May 2027. The lessor will continue to hold the $0.2 million security deposit provided by the Company at the onset of the original lease through the extended term. The express right to extend the lease was not renewed with this amendment.

In October 2019, the Company entered into a sublease agreement with a new subtenant to lease approximately 12,175 square feet of lab and office space from its South San Francisco facility until May 2022 for a monthly rental fee of $54,000 with annual escalations.

For the years ended December 31, 2020 and 2021, rent expense of $1.4 million was offset by sublease income of $0.8 million and $0.7 million, respectively, for net rent expense of $0.6 million and $0.7 million, respectively. Rent is charged to rent expense by amortizing minimum lease payments, including rent escalations under the lease term, using the straight-line method over the term of the lease.

Future minimum facility lease payments are as follows:
Year Ending December 31,	Operating Lease	Sublease	Net Operating Lease
	(in thousands)
2022	$1,687	$(291)	$1,396
2023	1,864	—	1,864
2024	1,929	—	1,929
2025	1,996	—	1,996
Thereafter	2,939	—	2,939
Total minimum lease payments	$10,415	$(291)	$10,124

The deferred rent liability was $0.2 million and $0.2 million as of December 31, 2020 and 2021, respectively.

Indemnification

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to vendors, lessors, business partners, board members, officers, and other parties with respect to certain matters, including, but not limited to, losses arising out of breach of such agreements, services to be provided by the Company, negligence or willful misconduct of the Company, violations of law by the Company, or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees.

No demands have been made upon the Company to provide indemnification under such agreements, and thus, there are no claims that the Company is aware of that could have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations and comprehensive loss, or consolidated statements of cash flows.

6.    Related Party Transactions

In 2016, the Company entered into a consulting agreement to provide human resources services with a service provider who is related to the chief executive officer of the Company. The amount charged for this service was $55,000 and $166,000 for the years ended December 31, 2020 and 2021, respectively. These amounts are reflected as general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss. As of December 31, 2020, the Company had amounts payable to this related party of $5,000, which were recorded in the accompanying consolidated balance sheet. There were no amounts payable to the related party as of December 31, 2021.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

6.    Related Party Transactions (cont.)

In 2017, the Company entered into a consulting agreement with a firm to provide investor relations services through a consultant related to a member of the Company’s board of directors. The amounts incurred for the services were $0.1 million for the year ended December 31, 2020. These amounts are reflected as general and administrative expenses in the accompanying consolidated statement of operations and comprehensive loss. In August 2020, the Company provided 60-day termination notice to the investor relation firm and had no transactions with this related party following the termination date. There were no amounts payable to this related party as of December 31, 2020.

In 2018, the Company entered into a service agreement with a private equity firm to provide services customarily provided by a chief medical officer to the Company. This private equity firm has a portfolio of funds that invest in various companies, including the Company. For the year ended December 31, 2020, the cost incurred was $0.3 million, which was recorded as research and development expense in the accompanying consolidated statement of operations and comprehensive loss. As of December 31, 2020, the Company had amounts payable of $0.1 million, which were recorded in the accompanying consolidated balance sheet. In August 2020, the Company terminated the service agreement with the private equity firm.

The 2020 Convertible Notes and the 2021 Convertible Notes (See Note 9 — Convertible Notes), including the tranche obligation, were issued in part to three related party investors (entities affiliated with members of the Company’s board of directors) for aggregate principal amounts of $13.4 million and $12.2 million, respectively. The Company recognized interest on the convertible notes issued to related parties of $0.4 million and $1.4 million in years ended December 31, 2020 and 2021, respectively.

7.    Income Taxes

The components of loss before taxes were as follows:
	Year Ended December 31,
	2020	2021
	(in thousands)
Domestic	$(34,482)	$(33,272)
Foreign	(1,530)	(6,255)
Total loss before provision for income tax	$(36,012)	$(39,527)

The Company’s provision for income taxes was as follows:
	Year Ended December 31,
	2020	2021
	(in thousands)
Current:
Federal	$—	$—
State	1	2
Foreign	—	—
Provision for income taxes	$1	$2

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

7.    Income Taxes (cont.)

The income tax effect of temporary differences that give rise to significant portions of the Company’s deferred tax assets at December 31, 2020 and 2021 is presented below:
	December 31,
	2020	2021
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$22,265	$29,673
Research and development credits carryforwards	3,272	4,719
Accruals and other	765	698
Fixed assets	—	145
Total deferred income tax assets	26,302	35,235
Less: valuation allowance	(26,241)	(35,235)
Total deferred tax assets	61	—
Deferred tax liabilities:
Fixed assets	(61)	—
Net deferred tax assets	$—	$—

As of December 31, 2021, the Company has domestic net operating loss carryforwards of approximately $126.6 million and $16.3 million available to reduce future taxable income, if any, for Federal and California income tax purposes, respectively. The domestic net operating losses will begin to expire in 2035. As of December 31, 2021, the Company has foreign net operating loss carryforwards of approximately $0.2 million available to reduce future taxable income, if any, for foreign income tax purposes. The foreign net operating losses have no expiration date.

The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding realization of such assets. The net increase in the valuation allowance for the years ended December 31, 2020 and 2021 was $8.2 million and $9.0 million, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on these factors, management has provided a full valuation allowance for its deferred tax assets.

As of December 31, 2021, the Company has Federal and California research and development credit carryforwards of $4.6 million and $2.2 million, respectively, which will expire beginning in 2035 if not utilized. The California research and development credits have no expiration date.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “IRC”), if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage points change (by value) in the ownership of its equity over a rolling three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and certain other pre-change tax attributes to offset its post-change income and taxes may be limited. California has similar rules. The Company has not conducted an analysis and the Company may have experienced ownership changes in the past or may experience the change in the future.

As of December 31, 2021, the Company had $1.8 million of unrecognized tax benefits which are comprised of federal of $1.3 million and California of $0.5 million. The Company’s unrecognized gross tax benefits would not reduce its annual effective tax rate if recognized because the Company has recorded a full valuation allowance on deferred tax assets. The Company did not foresee any material changes to

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

7.    Income Taxes (cont.)

its gross unrecognized tax benefit within the next 12 months. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company did not recognize any accrued interest and penalties related to gross unrecognized tax benefits related to the years ended December 31, 2020 and 2021. All years are open for examination by federal and state authorities. The Company currently has no federal or state tax examinations in progress.

8.    Term Loan Agreement

In March 2019, the Company entered into a term loan agreement (“Term Loan Agreement”) with Silicon Valley Bank (“Lender”). The Term Loan Agreement provided access to cash for up to $12.0 million available in two tranches of $6.0 million each, and each tranche is available to the Company subject to the achievement of certain financial and clinical milestones. The draw period for each tranche expired on January 31, 2020. The Company met the financial and clinical milestones required to draw the first tranche under the Term Loan Agreement and borrowed $6.0 million on December 16, 2019.

The term loan repayment schedule provided for interest only payments through either January 31, 2020, April 30, 2020, or January 31, 2021, with respect to achievement of certain milestones, in each case followed by consecutive equal monthly payments of principal and interest in arrears starting on such dates and continuing through the original maturity date of January 1, 2023. Upon drawing on its first tranche on December 16, 2019, the Company commenced monthly principal payments on January 31, 2020.

The Term Loan Agreement provides for an interest rate equal to the greater of (i) Prime Rate or (ii) 5.25%. In an event of default, the then-effective interest rate will increase by a maximum of 5%. The Loan Agreement also provides for a final interest payment equal to 4.25% of the original principal amount of all advances made by the Lender (the “Final Payment”), which is due upon maturity or upon prepayment of the facility. The final payment will be accrued using the effective interest method over the term of the Loan Agreement. The Company has the option to prepay the outstanding principal balance, subject to a prepayment fee of 1% to 3% depending upon when the prepayment occurs.

Under the Term Loan Agreement an unused line fee equal to $0.1 million was to become due and payable on the earlier of (i) termination of the Term loan Agreement by the Company, or (ii) February 1, 2020. Upon the Company’s draw on the facility on December 16, 2019, this fee expired without becoming payable.

The Term Loan Agreement provides that an event of default will occur if, among other triggers, there occurs any circumstances that could reasonably be expected to result in a material adverse effect on the Company’s business, operations or financial condition, or on its ability to perform its obligations under the loan. The Company has disclosed in Note 1 that there is currently substantial doubt about its ability to continue as a going concern given its continuing operating losses and its current available capital resources, which could be deemed to be an event of default if such condition was considered to have a material adverse effect on the Company’s business, operations or financial condition. As a result, the Company has classified the entire debt balance under the Term Loan Agreement as a current liability given that a determination of such an event of default is outside of the Company’s control. The Term Loan Agreement also includes customary representations and warranties, other events of default and termination provisions.

In connection with the Company’s borrowing under the Term Loan Agreement, the Company incurred loan issuance costs of $0.1 million, which were recorded as a debt discount that was fully amortized to interest expense during the year ended December 31, 2019.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

8.    Term Loan Agreement (cont.)

In connection with the Term Loan Agreement, the Company issued to the lender warrants to purchase common shares (See Note 10 — Common Stock Warrants). The fair value of the warrants was recorded as a debt discount. The initial and additional tranche of warrants issued in 2019 were measured at their issuance date fair value of $35,000 and $52,000, respectively. The debt discount from the initial warrant was fully amortized to interest expense as of December 31, 2019. Starting on January 1, 2020, the unamortized $52,000 debt discount associated with the additional warrant is being amortized to interest expense using the effective interest method over the loan term (See Note 10 — Common Stock Warrants).

In April 2020, the Company entered into an amendment to the Term Loan Agreement to defer principal but not interest payments, for a six-month period beginning on May 1, 2020 and to extend the term by six months to July 1, 2023. The amendment was accounted for as a modification under ASC 470-50 and the Company continued to amortize deferred financing costs over the new remaining term of the Term Loan. No issuance costs were incurred with the amendment.

As of December 31, 2020 and 2021, the current balance of debt, net of unamortized debt issuance cost of $29,000 and $11,000, respectively, was $5.2 million and $3.3 million, respectively.

The Company recorded interest expense of $0.3 million and $0.3 million, respectively, related to the Term Loan Agreement for the years ended December 31, 2020 and 2021. Of this amount, $23,000 and $18,000 consisted of amortization of the debt discount for the years ended December 31, 2020 and 2021, respectively.

The following table summarizes the future principal payments under the Term Loan Agreement as of December 31 2021 as follows:
Amount
(in thousands)
2022	$2,000
2023	1,422
Total	$3,422

9.    Convertible Notes

2018 and 2019 Convertible Notes

In November 2018, in Company’s first closing of its Series C financing, the Company entered into a convertible note purchase agreement with a new investor and received proceeds of $8.2 million (“2018 Convertible Note”). In January 2019, the Company executed the second closing of its Series C financing for gross proceeds of $1.8 million and issued to the investor a convertible note of $1.8 million. In February 2019, the Company executed the subsequent closing of its Series C financing for gross proceeds of $5.2 million and issued the investor Series C shares of $3.0 million and a convertible note of $2.2 million. The convertible notes issued in January 2019 and February 2019 (the “2019 Convertible Notes”) were issued by the Australian Subsidiary and are convertible into ordinary shares of the subsidiary. Such ordinary shares may be exchanged for shares of Series C convertible preferred stock on the same terms as if the investor had invested in the Company at each closing.

The Company incurred issuance costs of $0.1 million each related to the 2018 Convertible Note and 2019 Convertible Notes, which were accounted for as debt discounts and are being amortized over the term of the respective convertible notes using the effective interest method. Amortization of the debt discount on convertible notes, which was recorded as interest expense in the consolidated statement of operations and comprehensive loss, was $10,000 for the year ended December 31, 2020. The unamortized debt discount on convertible notes was $0.1 million as of December 31, 2020.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

9.    Convertible Notes (cont.)

The carrying amount of the convertible notes is subject to the impact of foreign currency fluctuations.

There is no stated interest rate on the convertible notes. The principal is due in full upon maturity in 2029. Either the investor or the Company may convert each note into shares of the Company’s Series C convertible preferred stock 12 months after the issuance date and at any time on or before the maturity date.

The convertible notes are automatically convertible upon (a) liquidation or winding up of the Company; (b) a greater than 50% change in control; (c) a sale of substantially all of the Company’s assets; or (d) sales or exclusive license of all or substantially all of the Company’s intellectual property into conversion securities 12 months after the issuance date.

The effective conversion price of the convertible notes is equal to the stated purchase price of the Series C convertible preferred stock of $1.141 per share. As such, there is no beneficial conversion feature on each note and upon optional conversion or automatic conversion, the convertible notes will convert into 10,661,699 shares of the Company’s Series C convertible preferred stock.

2020 Convertible Notes

In July 2020, the Company and its Australian Subsidiary entered into a note and warrant purchase agreement with new and existing investors for the issuance of convertible notes (the “2020 Convertible Notes”) and common stock warrants (See Note 10 — Common Stock Warrants) for an aggregate principal amount of $20.7 million. Of the $20.7 million cash proceeds raised, $17.6 million represented convertible notes issued by the Company and $3.1 million issued by the Australian Subsidiary. The entire principal of the Notes is denominated in US dollars with a fixed accrued interest rate of 7% per annum. The 2020 Convertible Notes were originally issued with a maturity within one year from issuance and amended in May 2021, to extend the maturity to February 2022. The Company amended the 2020 Convertible Notes in February 2022 to extend the maturity to November 2022. The amendment was accounted for as a modification under ASC 470-50. No additional issuance costs were incurred with the amendment. The 2020 Convertible Notes are convertible, in aggregate, into a maximum of 20,168,593 shares of the Series C convertible preferred stock. Any shares of convertible preferred stock held by an investor that did not purchase their allocated pro rata amount of convertible notes would be automatically converted into common stock on a five-to-one basis. As such, In August 2020, 2,369,669 shares of the Company’s Series B convertible preferred stock held by a non-participating investor were automatically converted into 473,935 shares of common stock.

The 2020 Convertible Notes are subject to automatic conversion upon (a) the next “Qualified Financing,” whereby the Company issues its preferred equity securities and raises aggregate gross proceeds of at least $20.0 million (“Conversion upon a Qualified Financing”); or (b) upon a change in control whereby the Company is acquired by another entity or disposes of substantially all its assets upon sale, lease, liquidation, dissolution or winding up, whether voluntary or involuntary (“Conversion upon Change in Control”). The 2020 Convertible Notes are also subject to settlement by way of voluntary conversion on or after maturity upon the request of the holders of the 2020 Convertible Notes (“Maturity Conversion”).

In the event of a Conversion upon a Qualified Financing, the balance of the Outstanding Amount will be converted into the amount of equity securities sold by the Company in the Qualified Financing, as determined by dividing the outstanding amount by the conversion price equal to 80% of the lowest price per share of the securities sold by the Company in the Qualified Financing.

In the event of a Change in Control Conversion, immediately prior to the consummation of such a Change in Control, the outstanding amount of 2020 Convertible Notes shall be converted into the greater of (i) the number of the Company’s Series C convertible preferred stock calculated by dividing

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

9.    Convertible Notes (cont.)

the outstanding amount by $1.141 or (ii) the number of shares of the Company’s common stock issuable upon the conversion of shares of Series C convertible preferred stock issuable upon the conversion the 2020 Convertible Notes.

In the event of a Maturity Conversion, the outstanding amount of the 2020 Convertible Notes shall be paid out in cash or converted into an amount of Series C convertible preferred stock computed by dividing the outstanding amount by $1.141 at the option of the holder.

Due to the various conversion and settlement features embedded within the 2020 Convertible Notes, the Company elected to account for the notes under the fair value option. As such, the 2020 Convertible Notes and associated warrants were initially recognized at their determined fair value of $20.7 million on the date of issuance (See Note 3 — Fair Value).

Consistent with accounting requirements of the fair value option election, the Company expensed $0.3 million of issuance costs incurred related to the 2020 Convertible Notes in other income (expense), net in the consolidated statements of operations and comprehensive loss as incurred for the year ended December 31, 2020.

The Company recognized accrued interest expense of $0.6 million and $1.5 million related to the 2020 Convertible Notes for the years ended December 31, 2020 and 2021, respectively, in interest expense, net in the consolidated statements of operations and comprehensive loss. At December 31, 2020 and 2021, no accrued interest on any of the 2020 Convertible Notes was paid.

The Company recognized a loss of $2.7 million and a gain of $0.6 million from the change in fair value of the 2020 Convertible Notes for the years ended December 31, 2020 and 2021, respectively.

2021 Convertible Notes

In May and June 2021, the Company and its Australian Subsidiary entered into a note and warrant purchase agreement, primarily with existing investors, for the issuance of convertible notes (the “2021 Convertible Notes”) and common stock warrants for an aggregate principal amount of $16.0 million of which $13.6 million represented convertible notes issued by the Company and $2.4 million represented convertible deed polls issued by its Australian Subsidiary. The entire principal of the notes is denominated in US dollars with a fixed accrued interest rate of 7% per annum. The 2021 Convertible Notes were originally issued with a maturity date within one year from issuance. The Company amended the 2021 Convertible Notes in February 2022 to extend the maturity to November 2022. In conjunction with the issuance of the 2021 Convertible Notes, the Company amended and restated its articles of incorporation to increase shares authorized for issuance of its convertible preferred stock to 151,185,364 and shares authorized for issuance of its common stock to 178,329,409.

Any shares of convertible preferred stock held by an investor that did not purchase their allocated pro rata amount of convertible notes would be automatically converted into common stock on a five-to-one basis. All then outstanding convertible preferred stock investors participated in the financing, thereby not triggering the punitive conversion.

The 2021 Convertible Notes are subject to automatic conversion upon (a) the next Qualified Financing; (b) upon consummation of: (i) a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933 covering the offer and sale of the Company’s common stock in a Qualified IPO (ii) a business combination transaction involving the Company and a SPAC in which, the anticipated pro forma cash and cash equivalents of the SPAC immediately after the combination is at least $50.0 million, net of expenses and SPAC redemptions, or the aggregate consideration received in respect of each share of common stock is at least $3.00 per share (subject to appropriate adjustment for any stock dividend, stick split, combination or other similar recapitalization with respect to the Common Stock) and has been approved by each of the Series C

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

9.    Convertible Notes (cont.)

Preferred Directors (collectively, a “Qualified SPAC Transaction”); or (iii) upon Blade’s receipt of a request for such conversion of all issued and outstanding shares of Blade’s convertible preferred stock into common stock from the holders of at least 64% of all shares of issued and outstanding shares of Blade preferred stock, including the holders of at least a majority of Blade’s Series C preferred stock. These three conversion events are defined collectively and individually as an “Automatic Conversion Event;” or (c) a Change in Control Conversion.

The 2021 Convertible Notes are also subject to settlement by way of voluntary conversion on or after maturity upon the request of the holders of the 2021 Convertible Notes.

In the event of a conversion of the 2021 Convertible Notes upon a Qualified Financing, the balance of the outstanding amount will be converted into the amount of equity securities sold by the Company in the Qualified Financing, as determined by dividing the outstanding amount by the conversion price equal to 80% of the lowest price per share of the securities sold by the Company in the Qualified Financing.

In the event of an Automatic Conversion Event or a Change in Control Conversion, immediately prior to the consummation of such an Automatic Conversion Event or a Change in Control, the outstanding amount of 2021 Convertible Notes shall be converted into the greater of (i) the number of shares of the Company’s Series C convertible preferred stock calculated by dividing the outstanding amount by $1.141 or (ii) the number of shares of the Company’s common stock issuable upon the conversion of shares of Series C convertible preferred stock issuable upon the conversion the 2021 Convertible Notes.

In the event of a Maturity Conversion, the outstanding amount of the 2021 Convertible Notes shall be paid out in cash or converted into a number of shares of Series C convertible preferred stock computed by dividing the outstanding amount by $1.141 at the option of the holder.

The 2021 Convertible Notes issued in May and June 2021 included a tranche obligation that commits the Company to borrow an additional $4.0 million from the 2021 Convertible Notes investors under the same terms of the initial 2021 Convertible Notes issued (see Note 3 — Fair Value Measurement). Upon calling of this tranche in November and December 2021, the Company issued an additional $4.0 million in 2021 Convertible Notes and the tranche obligation was extinguished.

Due to the various conversion and settlement features embedded within the 2021 Convertible Notes, the Company elected to account for the notes under the fair value option. As such, the 2021 Convertible Notes and associated warrants were initially recognized at their determined fair value of $16.0 million on the date of issuance. Consistent with accounting requirements of the fair value option election, the Company expensed $0.3 million of issuance costs incurred related to the 2021 Convertible Notes in other income (expense), net in the consolidated statement of operations and comprehensive loss as incurred.

The Company recognized accrued interest expense of $0.7 million related to the 2021 Convertible Notes for the year ended December 31, 2021, in interest expense, net in the consolidated statement of operations and comprehensive loss.

The Company recognized a loss of $3.1 million on the change in fair value of the 2021 Convertible Notes from issuance for the year ended December 31, 2021.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

10.    Common Stock Warrants

Common Stock Warrants Outstanding and Exercisable

The following warrants to purchase shares of the Company’s common stock were outstanding and exercisable:
	Number of Shares Outstanding and Exercisable
Common stock warrant issued in connection with:	December 31, 2020	December 31, 2021	Issue Date	Exercise Price	Expiration Date
Equity-classified
2015 convertible note	200,000	200,000	May 4, 2015	$0.01	May 4, 2025
Series A financing	900,000	900,000	July 6, 2015	$0.01	July 6, 2025
Term Loan Agreement Initial Warrant	152,926	152,926	March 8, 2019	$0.28	March 8, 2029
Term Loan Agreement Subsequent Warrant	183,510	183,510	December 16, 2019	$0.28	March 8, 2029
Total equity-classified	1,436,436	1,436,436

Liability-classified
2020 Convertible Notes(1)	1,309,695	1,309,695	July 22, 2020	$0.01	July 22, 2030
2021 Convertible Notes(1)	—	3,044,223	May 25, 2021	$0.01	May 25, 2031
Total liability-classified	1,309,695	4,353,918
Total warrants	2,746,131	5,790,354

____________

(1)     At December 31, 2020 and 2021, the number of shares exercisable under the warrants issued in connection with the 2020 and 2021 Convertible Notes was subject to adjustment pending certain contingent events; however, the number of shares exercisable and the related valuations have been performed assuming that the number of shares exercisable is 50% of the Excess Amount (as defined below) funded by the holder for the 2020 warrants (150% of the Excess Amount for the 2021 warrants) divided by $1.141.

Warrants Issued in Connection with Term Loan Agreement

In connection with the execution of the Term Loan Agreement (see Note 8 — Term Loan Agreement) the Company issued two warrants to purchase shares of the Company’s common stock. The warrants met the criteria for equity classification.

Upon execution of the Term Loan Agreement, a warrant (“Initial Warrant”) was recorded as a debt issuance cost with a corresponding increase in additional paid-in capital as the Term Loan Agreement remained undrawn. The Company estimated the fair value of the Initial Warrant at $35,000, which was amortized through January 31, 2020, the period that the Company could draw down on the Term Loan Agreement facility.

In December 2019, upon the Company drawing $6.0 million in cash, an additional warrant for 183,510 shares was issued to the lender. The Company estimated the fair value of this warrant to be $52,000, which was also recorded as a debt discount.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

10.    Common Stock Warrants (cont.)

The warrants were valued using the Black-Scholes option pricing model based on the following assumptions.
Expected term (years)	9.19 – 10
Expected volatility	78.2% – 81.2%
Risk-free interest rate	1.9% – 2.6%
Dividend yield	—%

Warrants Issued in Connection with 2020 Convertible Notes

In July 2020, certain investors that participated in the 2020 Convertible Notes issuance, in excess of a predetermined principal amount (“Excess Amount”), were issued warrants to purchase shares of the Company’s common stock (“2020 Warrants”).

The 2020 Warrants are fully exercisable as of issuance and remain exercisable for a 10-year term and at $0.01 per share. The number of shares exercisable under the warrants is variable, equal to an amount determined by dividing 50% of the Excess Amount funded by the holder resulting in the lower of a) the lowest per share price of the securities issued in a Qualified Financing as defined in the 2020 Convertible Notes agreement or b) $1.141. Due to the variable number of shares exercisable under these warrants, with no limit to the number of shares exercisable under each warrant, these instruments were determined to be liability classified. Please refer to Note 3 — Fair Value Measurement for fair value assumptions upon measurement.

There was no change recorded in the fair value of the warrants from their date of initial measurement in July 2020 to December 31, 2020. During the year ended December 31, 2021, the Company recorded a fair value change of $0.3 million for the warrants.

Warrants Issued in Connection with 2021 Convertible Notes

Certain investors that participated in the 2021 Convertible Notes issuance in excess of a predetermined principal amount (“Excess Amount”), were issued warrants to purchase shares of the Company’s common stock. The warrants are fully exercisable as of issuance and remain exercisable for a 10-year term at an exercise price of $0.01 per share. The number of shares of common stock for which a warrant is exercisable under the warrants is variable, equal to an amount determined by dividing 150% of the Excess Amount funded by the holder by the lower of a) the lowest per share price of the securities issued in a Qualified Financing as defined in the 2021 Convertible Notes agreement or b) $1.141. Due to the variable number of shares exercisable under these warrants, with no limit to the number of shares exercisable under each warrant, these instruments were determined to be liability classified. During the year ended December 31, 2021, the Company recorded a fair value change of $0.6 million for the warrants.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

11.    Convertible Preferred Stock

Convertible preferred stock consists of the following:
	December 31, 2020
	Shares Authorized	Shares Outstanding	Price Per Share	Liquidation Preference	Proceeds, Net Issuance Cost
	(in thousands, except shares and original issue price)
Series A	6,500,000	6,500,000	$1.00	$6,500	$6,341
Series B	43,000,000	40,369,153	$1.055	42,589	42,335
Series C	62,156,880	22,642,414	$1.141	25,835	25,596
Series C-1	22,000,000	13,533,123	$1.141	15,441	14,835
Total	133,656,880	83,044,690		$90,365	$89,107
	December 31, 2021
	Shares Authorized	Shares Outstanding	Price Per Share	Liquidation Preference	Proceeds, Net Issuance Cost
	(in thousands, except shares and original issue price)
Series A	6,500,000	6,500,000	$1.00	$6,500	$6,341
Series B	43,000,000	40,369,153	$1.055	42,589	42,335
Series C	79,685,364	22,642,414	$1.141	25,835	25,596
Series C-1	22,000,000	13,533,123	$1.141	15,441	14,835
Total	151,185,364	83,044,690		$90,365	$89,107

The holders of convertible preferred stock have various rights and preferences as follows:

Voting Rights

The holders of convertible preferred stock shares are entitled to vote on all matters on which the common stockholders are entitled to vote. Holders of convertible preferred and common stock vote together as a single class, not as separate classes. Each holder of convertible preferred stock is entitled to the number of votes equal to the number of common stock shares into which the shares held by such holder are convertible.

As long as any convertible preferred stock shares remain outstanding, the Company must obtain approval from a majority of the holders of the then outstanding shares of convertible preferred stock in order to alter or change the rights, preferences and privileges of preferred stock, change the authorized number of preferred and common stock, create a new class or series of shares having any rights, preferences or privileges superior to or on parity with any outstanding shares of convertible preferred stock, declare or pay any distribution, merge, consolidate with or implement a reorganization that would result in the transfer of 50% of the voting power of the Company, sell all or substantially all of the Company’s assets, voluntarily dissolve or liquidate the Company, change the authorized number of directors, incur indebtedness greater than $1.0 million and appoint or remove the chief executive officer.

Dividends

The Company’s articles of incorporation permit the holders of shares of Series A, B, C and C-1 convertible preferred stock to receive noncumulative cash dividends at $0.09, $0.07, $0.10 and $0.10, respectively, per share when and if declared. The holders of Series C and C-1 convertible preferred stock are entitled to receive dividends prior and in preference to any payments to the holders of common stock, Series A and Series B convertible preferred stock. Upon and in connection with the occurrence of

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

11.    Convertible Preferred Stock (cont.)

a commercial transaction or series of related commercial transactions pursuant to which the Company is entitled to a significant lump sum cash payment but does not constitute a liquidation event, as determined solely by the board of directors (a “Distribution Event”), dividends on outstanding shares of Series C convertible preferred stock and Series C-1 convertible preferred stock shall be calculated based on a daily accrual form the applicable date on which the Company issued such shares of Series C convertible preferred stock or Series C-1 convertible preferred stock at the dividend rate and shall be cumulative.

After payment of dividends to the holders of Series C and C-1 convertible preferred stock, the holders of Series B convertible preferred stock are entitled to receive dividends prior and in preference to any payment to holders of Series A convertible preferred stock and common stock. Upon and in connection with the occurrence of a Distribution Event and following the declaration and payment of dividends to the Series C convertible preferred stock and Series C-1 convertible preferred stock, dividends on outstanding shares of Series B convertible preferred stock shall be calculated based on a daily accrual from the date on which the Company issued such shares of Series B convertible preferred stock at the dividend rate and shall be cumulative.

After payment of dividends to the holders of Series B, C and C-1, the holders of Series A are entitled to receive dividends prior and in preference to any payment to holders of common stock. Any additional dividends paid in any fiscal year will be paid among the holders of preferred stock and common stock then outstanding on an as-converted basis. No dividends were declared as of December 31, 2020 and 2021.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, including a merger, reorganization, consolidation, acquisition or sale of substantially all of the assets of the Company, or any other transaction or series of transactions in which more than 50% of the voting power of the Company is disposed of, the holders of Series C and C-1 convertible preferred stock are entitled to receive prior to and in preference to any distribution to holders of Series A, Series B and common stock, an amount equal to $1.141 per share, plus any declared but unpaid dividends on such shares. After payment of the liquidation preference to the holders of Series C and C-1 convertible preferred stock, the holders of Series B convertible preferred stock are entitled to receive prior and in preference to any distribution to holders of Series A and common stock, an amount equal to $1.055 per share, plus any declared but unpaid dividends on such shares. After payment of the liquidation preference to the holders of Series B, C and C-1 convertible preferred stock, the holders of Series A convertible preferred stock are entitled to receive prior and in preference to any distribution to holders of common stock, an amount equal to $1.00 per share, plus any declared but unpaid dividends on such shares. The remaining assets, if any, shall be distributed with equal priority and pro rata among the holders of preferred and common stock.

Classification

A liquidation or winding up of the Company, a greater than 50% change in control, or a sale of substantially all of its assets, sales or exclusive license of all or substantially all of the Company’s intellectual property would constitute a redemption event. Accordingly, as the redemption event is outside the control of the Company, all shares of preferred stock have been presented outside of permanent equity.

Furthermore, the Company has elected not to adjust the carrying values of the Series A, B, C and C-1 convertible preferred stock to the redemption value of such shares, since it is not probable that a redemption event will occur. Subsequent adjustments to increase the carrying value to the redemption values will be made when it becomes probable that such redemption will occur.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

11.    Convertible Preferred Stock (cont.)

Conversion

Each share of Series A, Series B, Series C and Series C-1 convertible preferred stock is convertible, at the option of the holder, into the number of shares of common stock into which such shares are convertible at the then-effective conversion ratio. The initial conversion price per share for Series A, Series B, Series C and Series C-1 convertible preferred stock is $1.00, $1.055, $1.141 and $1.141, respectively. The initial conversion price is subject to adjustment from time to time.

Each share of Series A, Series B, Series C and Series C-1 convertible preferred stock shall automatically be converted into fully-paid, nonassessable shares of common stock at the then-effective conversion rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), covering the offer and sale of the Company’s common stock, provided that the offering price per share is not less than $3.00 (as adjusted for Recapitalizations) and the aggregate gross proceeds to the Company are not less than $40 million (“Qualified Initial Public Offering”); (ii) immediately prior to the consummation of a business combination transaction involving the Company and/or any direct or indirect parent company or sister company thereof and a publicly traded U.S. domestic SPAC or other similar U.S. domestic corporation that is a “blank check” company under applicable U.S. securities laws and formed for the purpose of effecting such a transaction (such transaction, a “Initial Business Combination”), in which (A) the anticipated pro forma cash and cash equivalents of the SPAC immediately after the consummation of the Initial Business Combination is at least $50 million, net of expenses and any SPAC stockholder redemptions; (B) the aggregate consideration received in respect of each share of common stock is at least $3.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock) and (C) such Initial Business Combination has been approved by each of the Series C Preferred Directors (a “Qualified SPAC Transaction”); and (iii) upon the receipt by the Company of a written request for such conversion from the Requisite Holders, including the holders of at least a majority of the shares of Series C Preferred Stock, or, if later, the effective date for conversion specified in such request.

12.    Common Stock

At December 31, 2020 and 2021, the Company has reserved sufficient shares of common stock for issuance upon conversion of preferred stock, and the exercise of stock options and certain warrants (See Note 10 — Common Stock Warrants). Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of the preferred stockholders.

The Company reserved common stock, on an as-converted basis for issuance as follows:
	December 31,
	2020	2021
Convertible preferred stock	83,044,690	83,044,690
Common stock options issued and outstanding under the Stock Option Plan	17,468,983	21,552,842
Convertible Notes	30,830,292	49,776,337
Remaining shares available for issuance under the Stock Option Plan	5,151,841	3,120,537
Warrants outstanding(1)	2,746,131	5,790,354
Total outstanding common stock and options and remaining shares available	139,241,937	163,284,760

____________

(1)     At December 31, 2020 and 2021, the number of shares exercisable under the warrants issued in connection with the 2020 and 2021 Convertible Notes was subject to adjustment pending certain contingent events; however, the number of shares exercisable are assumed to be 50% of the Excess Amount funded by the holder for the 2020 warrants (150% of the Excess Amount for the 2021 warrants) divided by $1.141.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

13.    Stock Option Plan

In May 2015, the Company established its 2015 Stock Option Plan (the “Plan”) which provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options (“ISOs”) or nonqualified stock options (“NSOs”). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees and consultants. The number of shares of common stock available for issuance under the Plan are increased from time to time by the Board of Directors. On September 25, 2020, the Board of Directors approved an increase to the Company’s option pool pursuant to the Plan by an additional 5,000,000 shares of common stock, increasing the shares reserved for issuance under the plan from 22,246,448 to 27,246,448. On May 24, 2021, the Board of Directors approved an increase to the Company’s option pool pursuant to the Plan by an additional 4,200,000 shares of common stock, increasing the shares reserved for issuance under the plan from 27,246,448 to 31,446,448.

The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, as determined by the Board of Directors. The exercise price of an ISO granted to an employee who at the time of grant is a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, as determined by the Board of Directors. To date, options have a term of ten years and generally vest over a four-year period.

Activity under the Company’s stock option plan, including non-founder early exercised options, is set forth below:
			Weighted Average
	Shares Available for Grant	Number of Options Outstanding	Exercise Price	Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2019	4,032,081	14,028,646	$0.26	8.85	$1,197
Shares authorized	5,000,000	—
Granted	(5,957,116)	5,957,116	0.47
Exercised	—	(473,594)	0.21
Forfeited	2,043,185	(2,043,185)	0.32
Repurchased	33,691	—	0.14
Outstanding at December 31, 2020	5,151,841	17,468,983	$0.33	7.76	$2,794
Shares authorized	4,200,000
Granted	(7,980,914)	7,980,914	0.51
Exercised	—	(2,147,445)	0.23
Forfeited	1,749,610	(1,749,610)	0.31
Outstanding at December 31, 2021	3,120,537	21,552,842	$0.41	7.51	$3,073
Exercisable at December 31, 2021		9,000,500	$0.33	5.56	$2,008

Aggregate intrinsic value in the above table is calculated as the difference between the exercise price of the options and the Company’s estimated fair value of its common stock as of December 31, 2020 and 2021. The total intrinsic value of options exercised was $0.1 million and $0.6 million for the years ended December 31, 2020 and 2021, respectively.

Stock-Based Compensation

The determination of the fair value of stock-based payment awards on the date of grant is affected by the stock price, as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, the expected period of time that stock options are expected to be outstanding, risk-free interest rates, and expected dividends.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

13.    Stock Option Plan (cont.)

Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. These inputs include:

Fair Value of Common Stock — The fair value of the common stock underlying the stock option awards was determined by the Company’s board of directors. Given the absence of a public trading market, the board of directors considered numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting at which awards were approved. These factors included, but were not limited to (i) contemporaneous third-party valuations of common stock; (ii) the rights, preferences, and privileges of convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) stage and development of the Company’s business; (v) general economic conditions; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions. To evaluate the fair value of the underlying shares for grants between two independent valuations and after the last independent valuation, a linear interpolation framework was used to evaluate the fair value of the underlying shares.

Expected Term — The expected term assumption represents the weighted-average period that the Company’s stock-based awards are expected to be outstanding. The Company has opted to use the “simplified method” for estimating the expected term of the options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option.

Expected Volatility — For all stock options granted to date, the volatility data was estimated based on a study of publicly traded industry peer companies. For purposes of identifying these peer companies, the Company considered the industry, stage of development, size and financial leverage of potential comparable companies.

Expected Dividend — The Black-Scholes valuation model calls for a single expected dividend yield as an input. The Company currently has no history or expectation of paying cash dividends on its common stock.

Risk-Free Interest Rate — The risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon issues similar in duration to the expected term of the equity-settled award.

The estimated grant-date fair values of employee and non-employee stock options for the years ended December 31, 2020 and 2021 were calculated using the Black-Scholes valuation model, based on the following assumptions:
Year Ended December 31,
	2020	2021
Risk-free interest rate	0.35% – 1.42%	0.64% – 1.13%
Weighted-average expected term (years)	5.93 – 6.07	5.85 – 6.08
Expected dividends	—%	—%
Weighted-average expected volatility	80.54% – 84.21%	79.34% – 83.46%

During the year ended December 31, 2020 and 2021, the Company granted stock options to employees and non-employees to purchase 5,957,116 and 7,980,914 shares, respectively, of common stock with a weighted-average grant date fair value of $0.33 and $0.37 per share, respectively.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

13.    Stock Option Plan (cont.)

Total stock-based compensation expense recorded in the consolidated statements of operations and comprehensive loss was allocated as follows:
	Year Ended December 31,
	2020	2021
	(in thousands)
Research and development	$511	$377
General and administrative	394	1,019
Total stock-based compensation expense	$905	$1,396

As of December 31, 2021, there was $3.9 million of total unrecognized compensation cost related to unvested share-based compensation arrangements under the Plan that is expected to be recognized over a weighted-average period of 2.9 years.

Liability for Early Exercise of Stock Options

As of December 31, 2020, there were 60,082 of shares issued to non-founding members of the Company that remain unvested. These shares were issued upon the early exercise of stock options prior to the vesting of the underlying shares and are subject to repurchase by the Company at the original issuance price upon termination of the services received from the holder of the option. As of December 31, 2020, the Company recorded $9,500 within accrued expenses and other current liabilities associated with options granted to non-founding members of the Company that are subject to repurchase by the Company. There were no unvested shares issued or any related liability outstanding as of December 31, 2021.

14.    License and Research and Development Agreements

License Agreement

In May 2015, the Company entered into certain license and collaboration agreements with academic and research foundations relating to the Company’s drug discovery and development initiatives. Under one of these agreements, the Company has been granted certain worldwide exclusive licenses to use the licensed compounds. The Company made an upfront license payment of $0.1 million in May 2015 which was recorded as research and development costs as this early-stage technology was determined to have no alternative future use. The Company is committed to issue 2.5% of shares of common stock up to an equity raise of $15.0 million. This commitment resulted in the aggregate issuance of 527,034 shares to the academic institution in 2015 and 2016. There was no further issuance of shares through this commitment as of December 31, 2020 and 2021.

In August 2021, the Company terminated the license agreement with the academic and research foundation by giving a 90-day notice.

15.    Acquisition of ATXCo

On September 23, 2019, the Company completed the merger of ATXCo, with a subsidiary of the Company, for total consideration of $20.9 million. At acquisition, ATXCo consisted entirely of certain in-process research and development assets under development for the treatment of fibrosis and other human diseases and conditions. The purchase consideration consisted of 10,499,892 shares of the Company’s Series C-1 convertible preferred stock issued upon closing of the merger, plus cash consideration of $0.1 million with an additional 3,126,619 shares to be held back by the Company for 12 months from the merger date to satisfy any indemnification obligations that may arise during this period. The purchase consideration also includes the issuance of 7,503,887 shares of the Company’s Series C-1 convertible preferred stock contingent upon the achievement of a certain clinical milestone. As of December 31, 2021, the clinical milestone had not been met.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

15.    Acquisition of ATXCo (cont.)

As the Indemnification Holdback and Contingent Consideration are paid in the Company’s mezzanine-classified convertible preferred stock, they fall within the scope of ASC 480 and were recorded as a liability at their fair value as of the merger completion date. The fair value of Indemnification Holdback was determined based on management’s estimate of the probability of indemnification obligations being incurred during the 12 months following the merger date. The fair value of the Contingent Consideration was determined based on management’s estimate of the probability of a certain clinical milestone being met. The value of these liabilities is remeasured each reporting period until settled, with resulting changes in the fair value recorded in earnings.

The transaction was considered an asset acquisition rather than a business combination as the Company determined that substantially all the fair value of the gross assets acquired was concentrated in a single identifiable asset, namely, the in-process research and development asset. The total cost of the asset, consisting of the fair value of the shares of Series C-1 convertible preferred stock issued of $12.0 million, fair value of the Indemnification Holdback of $3.4 million, fair value of the Contingent Consideration of $5.4 million, cash consideration of $0.1 million and direct costs associated with the acquisition of $0.2 million, was expensed on the acquisition date as acquired in-process research and development as the asset has no alternative future use.

The Company also incurred $0.2 million in costs to issue the Series C-1 convertible preferred stock which were recorded as a reduction to additional paid-in capital upon issuance.

During the year ended December 31, 2020, the Company claimed $63,000 of legal expenses incurred constituting qualifying indemnification obligations related to costs incurred by ATXCo prior to the transaction closing that were approved for settlement against the Indemnification Holdback. As a result, the portion of the Indemnification Holdback due to the ATXCo stock converting stockholders was reduced by 54,953 shares of Series C-1 convertible preferred stock with a value of $62,000 and $1,000 in cash at the time of settlement.

In October 2020, the Company released the remaining Indemnification Holdback following the satisfaction of indemnification obligations incurred on behalf of ATXCo, by issuing 3,033,231 shares of Series C-1 convertible preferred stock valued at $3.1 million in aggregate and a cash payment of $43,000 to the former ATXCo shareholders.

During the years ended December 31, 2020 and 2021, a fair value loss on remeasurement of $1.0 million and $0.6 million, respectively, was recorded through other income (expense), net to reflect the increase in the estimated fair value of the Contingent Consideration to $6.4 million and $7.0 million as of December 31, 2020 and 2021, respectively.

16.    Net Loss Per Share

A reconciliation of net loss available to common stockholders and the number of shares in the calculation of basic and diluted loss per share is as follows (in thousands, except share and per share amounts):
	Year Ended December 31,
	2020	2021
Numerator:
Net loss attributable to common stockholders	$(36,013)	$(39,529)
Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	9,006,819	13,210,927
Net loss per share attributable to common stockholders, basic and diluted	$(4.00)	$(2.99)

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

16.    Net Loss Per Share (cont.)

The following participating securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented, because including them would have been anti-dilutive (on an as-converted basis):
	December 31,
	2020	2021
Convertible preferred stock	83,044,690	83,044,690
Outstanding stock options	17,468,983	21,552,842
Outstanding common stock warrants	336,436	336,436
Convertible promissory notes	29,384,943	48,795,210
Unvested early exercised stock awards	60,082	—
Total	130,295,134	153,729,178

17.    Subsequent Events

Management has reviewed and evaluated material subsequent events from the balance sheet date of December 31, 2021 through March 15, 2022, the day the consolidated financial statements were available for issuance.

2022 Convertible Notes

In February 2022, the Company and its Australian Subsidiary entered into a note and warrant purchase agreement, primarily with existing investors, for the issuance of convertible notes (the “2022 Convertible Notes”) and common stock warrants for an aggregate principal amount of $6.8 million, of which $5.3 million represented convertible notes issued by the Company and $1.5 million represented convertible deed polls issued by its Australian Subsidiary. The entire principal of the notes is denominated in US dollars with a fixed accrued interest rate of 7% per annum. The 2022 Convertible Notes mature in November 2022.

The 2022 Convertible Notes are subject to automatic conversion upon (a) the next Qualified Financing; (b) consummation of: (i) a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933 covering the offer and sale of the Company’s common stock in a Qualified Initial Public Offering; (ii) a business combination transaction involving the Company and a SPAC in which, (A) the anticipated pro forma cash and cash equivalents of the SPAC immediately after the combination is at least $50.0 million, net of expenses and SPAC redemptions, and (B) the aggregate consideration received in respect of each share of common stock is at least $3.00 per share (subject to appropriate adjustment for any stock dividend, stick split, combination or other similar recapitalization with respect to the Common Stock) and has been approved by each of the Series C Preferred Directors; or (iii) upon Blade’s receipt of a request for conversion of all issued and outstanding shares of Blade’s preferred stock into common stock from the holders of at least 64% of all shares of issued and outstanding shares of Blade preferred stock, including the holders of at least a majority of Blade’s Series C preferred stock (each of the foregoing items (i), (ii) and (iii), an “Automatic Conversion Event”); or (c) a Change in Control Conversion.

The 2022 Convertible Notes are also subject to settlement by way of voluntary conversion on or after maturity upon the request of the holders of the 2022 Convertible Notes.

In the event of a conversion of the 2022 Convertible Notes upon a Qualified Financing, the balance of the Outstanding Amount will be converted into the amount of equity securities sold by the Company in the Qualified Financing, as determined by dividing the outstanding amount by the conversion price equal to 80% of the lowest price per share of the securities sold by the Company in the Qualified Financing.

Blade Therapeutics, Inc.
Notes to Consolidated Financial Statements

17.    Subsequent Events (cont.)

In the event of an Automatic Conversion Event or a Change in Control Conversion, immediately prior to the consummation of such Automatic Conversion Event or Change in Control, the outstanding amount of 2022 Convertible Notes shall be converted into the greater of (i) the number of shares of the Company’s Series C preferred stock calculated by dividing the outstanding amount by $1.141 or (ii) the number of shares of the Company’s common stock issuable upon the conversion of shares of Series C convertible preferred stock issuable upon the conversion the 2022 Convertible Notes.

In the event of a Maturity Conversion, the outstanding amount of the 2022 Convertible Notes shall be paid out in cash or converted into a number of shares of Series C preferred stock computed by dividing the outstanding amount by $1.141 at the option of the holder.

2022 Warrants

Certain investors that participated in the 2022 Convertible Notes issuance in excess of a predetermined principal amount (“Excess Amount”), were issued warrants to purchase 2,983,058 shares of the Company’s common stock. The warrants are fully exercisable as of issuance and remain exercisable for a 10-year term at an exercise price of $0.01 per share. The number of shares of common stock for which a warrant is exercisable is variable, equal to an amount determined by dividing 150% of the Excess Amount funded by the holder by the lower of (a) the lowest per share price of the securities issued in a Qualified Financing as defined in the 2022 Convertible Notes agreement or (b) $1.141.

Subsequent Closings

The 2022 Convertible Notes include a right for the Company to borrow an additional $3.9 million from the 2022 Convertible Notes investors in subsequent closings under the same terms of the initial 2022 Convertible Notes issued. Warrants to purchase shares 3,411,622 of the Company’s common stock are issuable upon the second closing. The subsequent closings must occur within 30 days of the initial closing or a later period as determined by the Company’s board of directors.

The 2022 Convertible Notes in the initial closing were issued in part to two related party investors (entities affiliated with members of the Company’s board of directors) for $4.4 million in aggregate principal amount and 1,927,087 warrants to purchase the Company’s common stock.

Amendment to the 2020 Convertible Notes and 2021 Convertible notes

In conjunction with the issuance of the 2022 Convertible Notes, the Company also amended the terms of the 2020 Convertible Notes and 2021 Convertible Notes to extend the maturity through November 11, 2022. No additional issuance costs were incurred with these amendments.

Annex A

CERTIFICATE OF INCORPORATION
OF
BIOTECH ACQUISITION COMPANY

ARTICLE I

The name of the corporation is Biotech Acquisition Company (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (“DGCL”). In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation including, but not limited to, effecting a Business Combination (as defined in Article XIV).

ARTICLE IV

The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 555,000,000 shares, consisting of (a) 550,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), including (i) 500,000,000 shares of Class A Common Stock (the “Class A Common Stock”), and (ii) 50,000,000 shares of Class B Common Stock (the “Class B Common Stock”), and (b) 5,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A.     COMMON STOCK.

1.         General. The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2.         Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Annex A-1

The Board is hereby expressly authorized to provide for the issuance of shares of Common Stock from time to time. Except as may otherwise be provided in this Certificate of Incorporation (including any Certificate of Designation), each holder of Common Stock shall be entitled to one vote for each share of Common Stock held of record by such holder on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote. Subject to Article VI, paragraph H., except as otherwise required by law or this Certificate of Incorporation, or in any Certificate of Designation, at any annual or special meeting of the stockholders of the Corporation, holders of the Class A Common Stock and holders of the Class B Common Stock, voting together as a single class, shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders. Notwithstanding the foregoing, except as otherwise required by law or this Certificate of Incorporation, or in a Certificate of Designation, the holders of the Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation or any amendment to any Certificate of Designation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or any Certificate of Designation.

Except as otherwise required by law or this Certificate of Incorporation (including any Certificate of Designation), for so long as any shares of Class B Common Stock shall remain outstanding, the Corporation shall not, without the prior vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of this Certificate of Incorporation, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Class B Common Stock. Any action required or permitted to be taken at any meeting of the holders of Class B Common Stock may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding Class B Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Class B Common Stock were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which minutes of proceedings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt written notice of the taking of corporate action without a meeting by less than unanimous written consent of the holders of Class B Common Stock shall, to the extent required by law, be given to those holders of Class B Common Stock who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders of Class B Common Stock to take the action were delivered to the Corporation.

3.     Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4.     Liquidation. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX and any other provisions of this Certificate of Incorporation (as amended), in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Class A Common Stock (on an as converted basis with respect to the Class B Common Stock) held by them.

5.     Class B Share Conversion. Shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”): (i) at any time and from time to time at the option of the holders thereof; and (ii) automatically on the day of the closing of a Business Combination.

Annex A-2

Notwithstanding the Initial Conversion Ratio, in the case that additional shares of Class A Common Stock or any other Equity-linked Securities (as defined below), are issued, or deemed issued, by the Corporation in excess of the amounts offered in the IPO and related to the closing of a Business Combination, all shares of Class B Common Stock issued and outstanding shall automatically convert into shares of Class A Common Stock at the time of the closing of a Business Combination at an adjusted ratio so that the number of shares of Class A Common Stock issuable upon conversion of all shares of Class B Common Stock will equal, on an as-converted basis, in the aggregate, 20 percent (20%) of the sum of: (a) the total number of shares of Class A Common Stock and Class B Common issued and outstanding upon completion of the IPO (net of redemptions of Class A Shares pursuant to Article IX, paragraph B., plus (b) the total number of shares of Class A Common Stock issued or deemed issued or issuable upon conversion or exercise of any Equity-linked Securities or rights issued, or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any shares of Class A Common Stock or Equity-linked Securities exercisable for or convertible into shares of Class A Common Stock issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to the Corporation’s sponsor, Biotech Sponsor LLC, its affiliates or any director or officer upon conversion of working capital loans. As used herein, the term “Equity-linked Securities” means any securities of the Corporation which are convertible into or exchangeable or exercisable for Common Stock.

Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional shares of Class A Common Stock or Equity-linked Securities by the written consent or agreement of holders of a majority of the shares of Class B Common Stock then issued and outstanding consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights in this Article V, section 7 hereof.

The foregoing conversion ratio shall also be adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Class A Common Stock into a greater or lesser number of shares occurring after the original filing of this Certificate of Incorporation without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Class B Common Stock.

Each share of Class B Common Stock shall convert into its pro rata number of shares of Class A Common Stock pursuant to this Article V, section 5. The pro rata share for each holder of Class B Common Stock will be determined as follows: each share of Class B Common Stock shall convert into such number of shares of Class A Common Stock as is equal to the product of one (1) multiplied by a fraction, the numerator of which shall be the total number of shares of Class A Common Stock into which all of the issued and outstanding shares of Class B Common Stock shall be converted pursuant to this Article V, section 5 and the denominator of which shall be the total number of issued and outstanding shares of Class B Common Stock at the time of conversion. Notwithstanding anything to the contrary in this Article V, section 5, in no event may any shares of Class B Common Stock convert into shares of Class A Common Stock at a ratio that is less than one-for-one.

6.     Rights and Options. The Corporation has the authority to create and issue rights, warrants and options or convertible securities entitling the holders thereof to subscribe for, purchase or receive shares of any class or series of the Corporation’s capital stock or other securities of the Corporation, and such rights, warrants and options shall be evidenced by instrument(s) approved by the Board. The Board is hereby expressly authorized to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock subject thereto may not be less than the par value thereof.

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7.     Variation of Rights.

(a) If at any time the capital stock of the Corporation is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Corporation is being wound up, be varied only with the consent in writing of the holders of not less than two thirds (2/3) of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two thirds (2/3) of the votes cast at a separate meeting of the holders of the shares of that class. To any such meeting, the necessary quorum shall be at least one third (1/3) of the issued shares of the class, and any holder of shares of the class present in person or by proxy may demand a poll.

(b) The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

9.     Fractional Shares. The Corporation may at the discretion of the Board, but shall not otherwise be obliged to, issue fractional shares or round up or down fractional holdings of shares to its nearest whole number and a fractional share (if authorized by the Board) may have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

B.     PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A.     Subject to this Article VI, paragraph E. hereof, the directors shall be elected at each annual meeting of stockholders for a term of one year. Except as the DGCL or any applicable law may otherwise require, in the interim between an annual stockholder meeting or general meeting called for the election of directors and/or the removal of one or more directors any vacancy on the Board, may be filled by the majority vote of the remaining directors. Each director shall hold office until his or her successor is duly

Annex A-4

elected and qualified or until his or her earlier death, resignation, disqualification or removal in accordance with this Certificate of Incorporation. No decrease in the number of directors shall shorten the term of any incumbent director.

B.     Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors in accordance with the Bylaws.

C.     Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D.     Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

E.     Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to this Article VI, paragraph B. and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F.     In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal the Bylaws. The stockholders of the Corporation shall also have the power to adopt, amend or repeal the Bylaws; provided, that in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

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G.    The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

H.     Subject to Article VI, paragraph E. hereof, prior to the closing of a Business Combination, the holders of Class B Common Stock may appoint any person to be a director of the Corporation or remove any or all of the directors of the Corporation with the prior vote or written consent of the holders of a majority of the shares of Class B Common Stock then outstanding, voting separately as a single class. Following the consummation of a Business Combination, the holders of Class A Common Stock may appoint any person to be a director or remove any director with the prior vote or written consent of the holders of a majority of the shares of the Class A Common Stock then outstanding, voting together as a single class. Prior to the closing of a Business Combination, the first sentence of this Article VI, paragraph H. may only be amended with the prior vote or written consent of the holders of at least ninety percent (90%) of the voting power of all of the then outstanding shares of the shares of Class B Common Stock then outstanding, voting separately as a single class.

ARTICLE VII

A.     Subject to the fourth subparagraph of Article V, paragraph A., Section 2, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B.     Subject to the special rights of the holders of one or more series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, in each case, in accordance with the Bylaws, and shall not be called by any other person or persons. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.

C.     Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.

ARTICLE VIII

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Annex A-6

ARTICLE IX

A.     General.

(a) The provisions of this Article IX shall apply during the period commencing upon the Effective Time and terminating upon the first to occur of the consummation of the Corporation’s initial Business Combination and the distribution of the Trust Fund pursuant to this Article IX.

(b) Unless a stockholder vote is required by law or the rules of the Nasdaq Capital Market, or, at the sole discretion of the Board, the Board determines to hold a stockholder vote for business or other reasons, the Corporation may enter into a Business Combination without submitting such Business Combination to its stockholders for approval.

(c) Although not required, in the event that a stockholder vote is held, and a majority of the votes of the shares entitled to vote thereon which were present at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination.

B.    Redemption Rights.

(a) In the event that the Corporation fails to consummate a Business Combination by January 28, 2023 (such date or later date, as applicable, being referred to as the “Termination Date”), the Corporation shall take all such action necessary (i) as promptly as reasonably possible but no more than ten (10) business days thereafter to redeem the Public Shares or distribute the Trust Account to the holders of Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price (the “Termination Redemption Event”); and (ii) as promptly as practicable, to cease all operations except for the purpose of making such distribution and any subsequent winding up of the Corporation’s affairs. In the event of a Termination Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares.

(b) In the event that a Business Combination is consummated by the Corporation other than in connection with a stockholder vote under this Article IX, paragraph A., the Corporation will, subject to as provided below, offer to redeem the Public Shares for cash in accordance with Rule 13e-4 and Regulation 14E of the Securities Exchange Act of 1934 (the “Exchange Act”) and subject to any limitations (including but not limited to cash requirements) set forth in the definitive transaction agreements related to the initial Business Combination (the “Tender Redemption Offer”), provided however that the Corporation shall not redeem those Shares held by the Initial Stockholders or their affiliates or the directors or officers of the Corporation pursuant to such Tender Redemption Offer, whether or not such holders accept such Tender Redemption Offer. The Corporation will file tender offer documents with the SEC prior to consummating the Business Combination which contain substantially the same financial and other information about the Business Combination and the redemption rights as would be required in a proxy solicitation pursuant to Regulation 14A of the Exchange Act. In accordance with the Exchange Act, the Tender Redemption Offer will remain open for a minimum of 20 business days and the Corporation will not be permitted to consummate its Business Combination until the expiry of such period. If in the event a stockholder holding Public Shares accepts the Tender Redemption Offer and the Corporation has not otherwise withdrawn the tender offer, the Corporation shall, promptly after the consummation of the Business Combination, pay such redeeming stockholder, on a pro rata basis, cash equal to the applicable Per-Share Redemption Price.

(c) In the event that a stockholder vote is held to approve the Business Combination, then the Corporation will in connection with a Business Combination either:

(i) notwithstanding any proxy solicitation in connection with any stockholder vote (to the extent one is required or determined to be held), conduct any required or agreed redemptions in connection with any proposed Business Combination solely pursuant to a Tender Redemption Offer on the same basis as is set out under this Article IX, paragraph B.(b) and on no other basis; or

Annex A-7

(ii) if the Board at its sole discretion elects, or if the Corporation is required to do so by any applicable law or the rules of the Nasdaq Capital Market (whether or not the Corporation is also conducting or required to conduct a Tender Redemption Offer in respect of the Business Combination), in connection with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, offer to redeem the Public Shares (the “Proxy Redemption Offer”), other than those shares held by the Initial Stockholders or their affiliates or the directors or officers of the Corporation, regardless of whether such shares are voted for or against the Business Combination, for cash, on a pro rata basis, at a per-share amount equal to the applicable Per-Share Redemption Price; provided, that any such redeeming stockholder who either individually or together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined under Section 13 of the Exchange Act) shall not be permitted to redeem more than fifteen percent (15%) of the total Public Shares sold in the IPO.

(d) In the event the Board proposes any amendment to this Article IX or to any of the other rights of the Common Stock as set out in Article IV, paragraph A., but not for the purposes of approving or in conjunction with the consummation of, a Business Combination that would affect the substance or timing of the Corporation’s obligations as described in this Article IX to pay or to offer to pay the Per-Share Redemption Price to any holder of the Public Shares (an “Amendment”) and such Amendment is (i) duly approved by either (x) a resolution approved at a duly convened and constituted meeting of the stockholders of the Corporation by the affirmative vote of at least two-thirds (2/3) of the shares entitled to vote thereon which were present at the meeting and were voted, or (y) a resolution consented to in writing by holders of all of the votes of all the shares entitled to vote thereon; and (ii) the amended Certificate of Incorporation reflecting such amendment is filed at the Secretary of State of Delaware, the Corporation will offer to redeem the Public Shares (other than those shares held by the Initial Stockholders or their affiliates or the directors or officers of the Corporation) to any stockholder for cash, on a pro rata basis, at a per-share amount equal to the applicable Per-Share Redemption Price (an “Amendment Redemption Event”).

In no event will the Corporation consummate the Tender Redemption Offer or the Proxy Redemption Offer under Article IX, paragraph B.(b) or Article IX, paragraph B.(c)(ii) or an Amendment Redemption Event if such redemptions would cause the Corporation to have net tangible assets to be less than US$5,000,001 prior to or upon consummation of a Business Combination.

C.     Distributions from the Trust Account.

(a) A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of a Termination Redemption Event, an Amendment Redemption Event or in the event he accepts a Tender Redemption Offer or a Proxy Redemption Offer where the Business Combination is consummated. In no other circumstances shall a holder of Public Shares have any right or interest of any kind in or to the Trust Account. A holder of Public Shares shall be entitled to receive distributions from the Trust Account only as provided in this Article IX, paragraph B. In no other circumstances shall a holder of Public Shares have any right or interest of any kind in or to distributions from the Trust Account.

(b) Neither the Corporation nor any officer, director or employee of the Corporation will disburse any of the proceeds held in the Trust Account until the earlier of (i) a Business Combination, or (ii) a Termination Redemption Event or in payment of the acquisition price for any shares which the Corporation elects to purchase, redeem or otherwise acquire in accordance with this Article IX, in each case in accordance with the trust agreement governing the Trust Account; provided that interest earned on the Trust Account (as described in the Registration Statement) may be released from time to time to the Corporation to pay the Corporation’s tax obligations and up to US$100,000 of such interest may also be released from the Trust Account to pay any liquidation expenses of the Corporation if applicable.

(c) Provided that in the event that the Corporation enters liquidation prior to or without having consummated a Business Combination then, in such circumstances, in the event that any surplus assets (the “Residual Assets”) of the Corporation remain following the Corporation’s having complied with its applicable obligations to redeem Public Shares and distribute the funds held in the Trust Account in respect of such redemptions, Residual Assets shall be distributed (on a pro rata basis) among the holders of shares of Common Stock.

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D.     Issuance of Shares or Other Securities. Prior to the consummation of the Corporation’s initial Business Combination, the Corporation shall not issue any additional shares of capital stock of the Corporation or any other securities that would entitle the holders thereof to receive funds from the Trust Account or vote as a class with Public Shares on any Business Combination proposal.

E.     Transactions with Affiliates. The Business Combination must be approved by a majority of the independent members of the Board. In the event the Corporation enters into a Business Combination with a company that is affiliated with any of the directors or officers of the Corporation, the Corporation will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions that such a Business Combination is fair to the Corporation from a financial point of view.

F.     No Transactions with Other Blank Check Companies. The Corporation shall not enter into a Business Combination with another blank check company, as such term is defined in Rule 419 of the Securities Act of 1933, or a similar company with nominal operations.

ARTICLE X

A.     The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article X shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article X. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article X to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article X shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Article X by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

B.     The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Certificate of Incorporation, the Bylaws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board of Directors, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which

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the Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to Covered Persons in their capacity as Covered Persons.

ARTICLE XI

A.     Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the Corporation or any current or former director, officer, employee, agent or stockholder of the Corporation arising pursuant to any provision of the DGCL or this Certificate of Incorporation or Bylaws (as either may be amended from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action, suit or proceeding asserting a claim related to or involving the Corporation that is governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

B.     Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

C.    Notwithstanding the foregoing, the provisions of this Article XI shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

D.     Any person or entity purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

E.     Failure to enforce the foregoing provisions would cause the Corporation irreparable harm, and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.

ARTICLE XII

A.     In recognition and anticipation that (i) certain directors, principals, officers, employees and/or other representatives of an Exempted Person (as defined below) and its Affiliates (as defined below) may serve as directors, officers or agents of the Corporation, (ii) an Exempted Person and its Affiliates, including (a) any portfolio company in which it or any of its investment fund Affiliates have made a debt or equity investment (and vice versa) or (b) any of its limited partners, non-managing members or other similar direct or indirect investors, may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly

Annex A-10

or indirectly, may engage, and (iii) members of the Board of Directors who are not employees of the Corporation (“Non-Employee Directors”) and their respective Affiliates, including (a) any portfolio company in which they or any of their respective investment fund Affiliates have made a debt or equity investment (and vice versa) or (b) any of their respective limited partners, non-managing members or other similar direct or indirect investors, may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article XII are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any Exempted Person, Non-Employee Director or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

B.     Neither (i) any Exempted Person nor (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (other than the Corporation, any of its subsidiaries or their respective officers or employees) (the Persons (as defined below) identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any fiduciary duty to refrain from directly or indirectly (a) engaging in and possessing interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business in which the Corporation or any of its subsidiaries now engages or proposes to engage or (b) competing with the Corporation or any of its subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other Person (other than the Corporation or any of its subsidiaries), and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted from time to time by the laws of the State of Delaware, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section C of this Article XII. Subject to Section C of this Article XII, in the event that any Identified Person acquires knowledge of a potential transaction or matter that may be a corporate or other business opportunity for itself, herself or himself, or any of its or his or her Affiliates, and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty (fiduciary, contractual or otherwise) to communicate or present such transaction or matter to the Corporation or any of its subsidiaries, as the case may be and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any subsidiary of the Corporation for breach of any duty (fiduciary, contractual or otherwise) as a stockholder or director of the Corporation by reason of the fact that such Identified Person, directly or indirectly, pursues or acquires such opportunity for itself, herself or himself, directs such opportunity to another Person or does not present such opportunity to the Corporation or any of its subsidiaries (or its Affiliates).

C.     The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation) if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section B of this Article XII shall not apply to any such corporate opportunity.

D.     In addition to and notwithstanding the foregoing provisions of this Article XII, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

Annex A-11

E.     For purposes of this Article XII, (i) “Affiliate” means (a) in respect of an Exempted Person, any Person that, directly or indirectly, is controlled by such Exempted Person, controls such Exempted Person or is under common control with such Exempted Person and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation, (ii) “Exempted Person” means Biotech Sponsor LLC and its Affiliates; and (iii) “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

F.     To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XII.

ARTICLE XIII

A.     Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of a majority of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Article V(B), Article VI, Article VII, Article VIII, Article IX, Article X, Article XI, Article XII, Article XIII, and Article XV.

B.     If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE XIV

For purposes of this Certificate of Incorporation, references to:

“Business Combination” means a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more Target Businesses at Fair Value.

“Domestication” means the re-domicile of the Corporation as a Delaware corporation in accordance with Section 388 of DGCL, and Section 206 of the Cayman Islands Companies Law and shall no longer be considered a company incorporated in the Cayman Islands which takes effectiveness upon the filing of this Certificate of Incorporation and the Certificate of Domestication with the Secretary of the State of Delaware.

“Fair Value” means a value that is equal to at least 80% of the balance in the Trust Account (excluding deferred underwriting commissions and any taxes payable thereon) at the time of the execution of a definitive agreement for a Business Combination.

“Initial Stockholder” means the directors and officers of the Corporation or their respective affiliates who hold shares prior to the IPO.

Annex A-12

“IPO” means the initial public offering of securities of the Corporation, which offering closed on January 28, 2021.

“Per-Share Redemption Price” means:

(a) with respect to an Termination Redemption Event or an Amendment Redemption Event, the aggregate amount on deposit in the Trust Account (including interest but net of taxes payable) divided by the number of then outstanding Public Shares; and

(b) with respect to either a Tender Redemption Offer or a Proxy Redemption Offer, the aggregate amount then on deposit in the Trust Account on the date that is two business days prior to the consummation of the Business Combination (including interest but net of taxes payable and excluding up to US$100,000 of any interest earned to pay liquidation expenses), divided by the number of then outstanding Public Shares.

“Public Shares” means the ordinary shares of the Corporation issued in the IPO which are automatically converted into shares of Common Stock of the Corporation upon the effectiveness of Domestication.

“Registration Statement” means the Corporation’s registration statement on Form S-1 filed with the SEC as declared effective on January 25, 2021.

“SEC” means the United States Securities and Exchange Commission.

“Target Business” means any business or entity with whom the Corporation wishes to undertake a Business Combination.

“Target Business Acquisition Period” means the period commencing from the effectiveness of the registration statement filed with the SEC in connection with the IPO up to and including the first to occur of (i) a Business Combination or (ii) the Termination Date.

“Trust Account” means mean the trust account established by the Corporation prior to the IPO and into which a certain amount of the IPO net proceeds and the net proceeds from a simultaneous private placement of warrants simultaneously with the closing of the IPO, are deposited.

ARTICLE XV

A.     The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

B.     Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(a) prior to such time, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

(b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers of the Corporation and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(c) at or subsequent to that time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Annex A-13

C.     Solely for purposes of this Article XV:

“affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

“associate” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of twenty percent (20%) or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a twenty percent (20%) beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

“business combination” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i) any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 13.2 is not applicable to the surviving entity;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii) any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (b) pursuant to a merger under Section 251(g) of the DGCL; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all stockholders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (d) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all stockholders of said stock; or (e) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (c)-(e) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments); or

(iv) any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder.

“control” including the terms “controlling” “controlled by” and “under common control with” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of twenty percent (20%) or more of the voting power of the

Annex A-14

outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article XV as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

“Exempted Person” means Biotech Sponsor LLC and its affiliates, any of its respective direct or indirect transferees of at least 15% of the Corporation’s outstanding common stock and any “group” of which any such person is a part under Rule 13d-5 of the Exchange Act.

“interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of fifteen percent (15%) or more of the voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of fifteen percent (15%) or more of the voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but “interested stockholder” shall not include (a) any Exempted Person, or (b) any person whose ownership of shares in excess of the fifteen percent (15%) limitation set forth herein is the result of any action taken solely by the Corporation; provided that with respect to clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise

“owner” including the terms “own” and “owned” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates: (1) beneficially owns such stock, directly or indirectly; or has (2) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or (3) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (2) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

“person” means any individual, corporation, partnership, unincorporated association or other entity.

“stock” means, with respect to any corporation, capital stock and, with respect to any equity interest.

“voting stock” means stock of any class or series entitled to vote generally in the election of directors.

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Annex A-15

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this ______ day of ____________, 2022.

[•]

Annex A-16

Annex B

CONFIDENTIAL
Execution Version

AGREEMENT AND PLAN OF MERGER
by and among

BIOTECH ACQUISITION COMPANY,
as the Acquiror,

BLADE MERGER SUBSIDIARY, INC.,
as Merger Sub,

BIOTECH SPONSOR LLC,
solely with respect to and for purposes of Section 3.05 in the capacity as the Acquiror Representative,

jean-frédéric viret,
solely with respect to and for purposes of Section 3.05 in the capacity as the Blade Representative,

and

BLADE THERAPEUTICS, INC.,
as Blade

Dated as of November 8, 2021

Annex B-i

Annex B-ii

Annex B-iii

Annex B Page
Section 11.17	Legal Representation	B-85
Section 11.18	Blade Representative	B-86
Section 11.19	Acquiror Representative	B-87

EXHIBITS

Exhibit A	—	Form of Acquiror Charter
Exhibit B	—	Form of Acquiror Bylaws
Exhibit C	—	Form of Registration Rights Agreement
Exhibit D	—	Form of Incentive Equity Plan
Exhibit E	—	Form of Blade Voting Agreement
Exhibit F	—	Form of Lock-Up Agreement
Exhibit G	—	Form of Subscription Agreement
Exhibit H	—	Form of Letter of Transmittal
Exhibit I	—	Sponsor Agreement
Exhibit J	—	Form of ESPP

Annex B-iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 8, 2021, by and among (i) Biotech Acquisition Company, a company incorporated as a Cayman Islands exempted company (together with its successors, including after the Conversion (as defined below), the “Acquiror”), (ii) Blade Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Acquiror (“Merger Sub”), (iii) solely with respect to and for purposes of Section 3.05, Biotech Sponsor LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined below) for the stockholders of the Acquiror (in their capacity as such) as of immediately prior to the Effective Time and their successors and assignees in accordance with the terms and conditions of this Agreement (the “Acquiror Representative”), (iv) solely with respect to and for purposes of Section 3.05, Jean-Frédéric Viret in the capacity as the representative from and after the Effective Time of the Earnout Participants in accordance with the terms and conditions of this Agreement (the “Blade Representative”), and (v) Blade Therapeutics, Inc., a Delaware corporation (“Blade”). Acquiror, Acquiror Representative, Blade Representative, Blade and Merger Sub are collectively referred to herein as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, Acquiror is a Cayman Islands exempted company formed for the purpose of effecting a Business Combination;

WHEREAS, at least one day prior to the Closing Date, Acquiror shall transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation (the “Conversion”) pursuant to the Cayman Islands Companies Act (As Revised) and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”), and in connection therewith subject in each case to obtaining the approval from the Acquiror’s shareholders of the Acquiror Shareholder Matters, (i) file with the Secretary of State of the State of Delaware the Acquiror Certificate of Incorporation and (ii) adopt the bylaws of Acquiror to be substantially in the form of Exhibit B attached hereto (the “Acquiror Bylaws”);

WHEREAS, in connection with the Conversion, (i) each of the then issued and outstanding Acquiror Class A Ordinary Shares shall convert automatically, on a one-for-one basis, into a share of Acquiror Common Stock, (ii) each of the then issued and outstanding Acquiror Class B Ordinary Shares shall convert automatically, on a one-for-one basis, into a share of Acquiror Common Stock, (iii) each of the then issued and outstanding Acquiror Warrants shall convert automatically into a warrant to acquire an equal number of shares of Acquiror Common Stock and (iv) each then issued and outstanding Acquiror Unit shall separate automatically into a share of Acquiror Common Stock, on a one-for-one basis, and one-half of one warrant to acquire Acquiror Common Stock; and

WHEREAS, subject to the terms and conditions of this Agreement and in accordance with the DGCL and other applicable Laws, Merger Sub shall be merged with and into Blade (the “Merger”), with Blade being the surviving entity in the Merger and continuing (immediately following the Merger) as a wholly-owned (directly or indirectly) Subsidiary of the Acquiror (the “Surviving Blade Entity”);

WHEREAS, for U.S. federal income tax purposes (and for purposes of any applicable state or local income tax that follows the U.S. federal income tax treatment), each of the Parties intends that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Acquiror, Merger Sub and Blade are parties under Section 368(b) of the Code (the “Intended Income Tax Treatment”);

WHEREAS, the board of directors of Blade has (i) determined that the Merger (preceded by the Conversion) and the other Transactions are in the best interests of Blade and the Blade Stockholders, (ii) approved this Agreement and the Transactions (including the Merger), on the terms and subject to the conditions of this Agreement and (iii) recommended the approval and adoption of this Agreement and the Transactions (including the Merger) by the Blade Stockholders (the “Blade Board Recommendation”);

Annex B-1

WHEREAS, the board of directors of Merger Sub has approved this Agreement and the Transactions and recommended the approval and adoption of this Agreement and the Transactions (including the Merger) by the sole stockholder of Merger Sub;

WHEREAS, the board of directors of Acquiror (the “Acquiror Board”) has (i) determined that the Merger (preceded by the Conversion) and the other Transactions are in the best interests of Acquiror and the shareholders of Acquiror, and declared it advisable, for Acquiror to enter into and perform its obligations under this Agreement, (ii) approved the Conversion, on the terms and subject to the conditions in this Agreement, (iii) approved this Agreement and the Transactions, on the terms and subject to the conditions of this Agreement, and (iv) adopted a resolution recommending that its shareholders approve and adopt the Acquiror Shareholder Matters (the “Acquiror Board Recommendation”);

WHEREAS, on or prior to the date hereof, Acquiror has obtained commitments from certain investors for the PIPE Investment (as defined below) pursuant to the terms of one or more Subscription Agreements substantially in the form attached as Exhibit G hereto (each, a “Subscription Agreement”) for an aggregate PIPE Investment of $24.3 million to be consummated immediately prior to the consummation of the Merger;

WHEREAS, simultaneously with the execution and delivery of this Agreement, Blade, the Acquiror and the Acquiror’s sponsor, Biotech Sponsor LLC, a Delaware limited liability company (the “Sponsor”), have entered into the Sponsor Agreement, a copy of which is attached hereto as Exhibit I (the “Sponsor Agreement”) pursuant to which, among other things: (i) the Sponsor agreed to waive its anti-dilution rights in the Acquiror Organizational Documents with respect to the Acquiror Class B Ordinary Shares, (ii) the Sponsor agreed to forfeit a certain number of its Acquiror Class B Ordinary Shares subject to certain thresholds with respect to the Stockholder Acquiror Redemption and (iii) the Sponsor agreed to place 1,150,000 shares of Acquiror Common Stock to be received in connection with the Conversion with respect to its Acquiror Class B Ordinary Shares (the “Sponsor Earn-Out Shares”) in an escrow account, such Sponsor Earn-Out Shares to vest and be released from escrow to the Sponsor only if certain price targets with respect to the Acquiror Common Stock are achieved after the Closing and prior to the fifth (5th) anniversary of the Closing, at which point any unvested Sponsor Earn-Out Shares (and the related portion of any dividends or distributions thereon) will be forfeited, subject to early release for an Acquiror sale or change of control after the Closing as set forth in the Sponsor Agreement;

WHEREAS, on or prior to the date hereof, Acquiror has received voting and support agreements, in the form attached as Exhibit E hereto (collectively, the “Blade Voting Agreements”), executed by Blade and certain of the Blade Stockholders who hold, in the aggregate, a number of shares of Blade Stock sufficient to approve the Merger and the other Transactions (including any separate class or series votes of Blade Preferred Stock (as defined herein) as required by Blade’s Organizational Documents, the DGCL or any Contract between Blade and any Blade Stockholder);

WHEREAS, on or prior to the date hereof, the Significant Blade Holders have each entered into a Lock-Up Agreement with Acquiror, the form of which is attached as Exhibit F hereto (each, a “Lock-Up Agreement”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Acquiror and the other parties thereto shall enter into the registration rights agreement (the “Registration Rights Agreement”), substantially in the form of Exhibit C attached hereto.

NOW, THEREFORE, the Parties hereby agree as follows:

Article I
CERTAIN DEFINITIONS

Section 1.01  Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Board” has the meaning specified in the Recitals hereto.

Annex B-2

“Acquiror Board Recommendation” has the meaning specified in the Recitals hereto.

“Acquiror Bylaws” has the meaning specified in the Recitals hereto.

“Acquiror Certificate of Incorporation” means the Certificate of Incorporation of Acquiror, as in effect immediately following the Conversion.

“Acquiror Charter” means the amended and restated Certificate of Incorporation of Acquiror to be substantially in the form of Exhibit A attached hereto (with such changes, including providing that the name of the Acquiror shall be amended to be Blade Biotherapeutics, Inc., as may be agreed in writing by the Acquiror and Blade).

“Acquiror Class A Ordinary Shares” means the class A ordinary shares, par value $0.0001 per share, of Acquiror prior to the Conversion.

“Acquiror Class B Ordinary Shares” means the class B ordinary shares, par value $0.0001 per share, of Acquiror prior to the Conversion.

“Acquiror Common Stock” means the shares of common stock, par value $0.0001, following the consummation of the Conversion.

“Acquiror Confidential Information” means all confidential or proprietary documents and information concerning the Acquiror or any of its Representatives; provided, however, that Acquiror Confidential Information shall not include any information which, (a) is or becomes generally available to the public other than as a result of a breach of this Agreement or (b) at the time of the disclosure by the Acquiror or its Representatives to Blade or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Acquiror Confidential Information. For the avoidance of doubt, from and after the Closing, Acquiror Confidential Information will include the confidential or proprietary information of Blade and its Subsidiaries.

“Acquiror Director” has the meaning specified in Section 8.10(a).

“Acquiror Intervening Event” means any material change, event, circumstance, occurrence, effect, development or state of facts (x) that was not known or reasonably foreseeable to the Acquiror Board as of the date hereof and that becomes known to the Acquiror Board after the date hereof and prior to the receipt of the Acquiror Shareholder Approval and (y) that does not relate to an Alternate Business Combination Proposal; provided, however, that (a) any change in the price or trading volume of Acquiror Class A Ordinary Shares (if prior to the Conversion) or Acquiror Common Stock (if after the Conversion) and (b) any change, event, circumstance, occurrence, effect, development or state of facts that is excluded in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur pursuant to clauses (i), (ii), (iv), (v), (vi), (vii) or (viii) of the definition thereof (other than as expressly contemplated by the final proviso to the definition of Company Material Adverse Effect) shall in the case of clause (x) of this definition be excluded for purposes of determining whether an Acquiror Intervening Event has occurred.

“Acquiror Intervening Event Notice” has the meaning specified in Section 8.02(b)(ii).

“Acquiror Material Adverse Effect” means, any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate, with any other change, event, circumstance, occurrence, effect, development or state of facts has had or would reasonably be expected to prevent or materially delay or materially impact the ability of the Acquiror Parties and Sponsor to, on a timely basis, consummate the Transactions. Notwithstanding the foregoing, the (a) amount of the Acquiror Shareholder Redemptions or the failure to obtain the Acquiror Shareholder Approval shall not be deemed to be an Acquiror Material Adverse Effect and (b) in no event shall any of the following be taken into account in determining whether an Acquiror Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change in applicable Laws (including COVID-19 Measures) or GAAP or any official interpretation thereof first publicly announced or enacted after the date hereof; (ii) any change, event, effect, development or occurrence that is generally applicable to special purpose acquisition companies and/or blank check companies; (iii) any change in interest rates or economic, political,

Annex B-3

business, financial, commodity, currency or market conditions generally; or (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of nature or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19).

“Acquiror Ordinary Shares” means the Acquiror Class A Ordinary Shares and the Acquiror Class B Ordinary Shares, prior to the consummation of the Conversion.

“Acquiror Organizational Documents” means the Amended and Restated Memorandum and Articles of Association of the Acquiror, as amended and in effect on the date hereof.

“Acquiror Parties” means, collectively, Acquiror and Merger Sub.

“Acquiror Preferred Shares” has the meaning specified in Section 5.11(a).

“Acquiror Private Warrant” means one whole warrant, entitling the holder thereof to purchase one Acquiror Class A Ordinary Share at a purchase price of $11.50 per share, issued in a private placement in connection with the IPO.

“Acquiror Public Warrant” means one whole warrant, entitling the holder thereof to purchase one (1) Acquiror Class A Ordinary Share, issued as a one-half warrant as part of the Acquiror Units in the IPO.

“Acquiror Representative” has the meaning specified in the Preamble hereto.

“Acquiror Representative Documents” has the meaning specified in Section 11.19(a).

“Acquiror Shareholder Approval” means the vote of the shareholders of Acquiror set forth in the Proxy Statement/Prospectus to the extent required to adopt and approve the Acquiror Shareholder Matters.

“Acquiror Shareholder Matters” means (a) the adoption and approval of this Agreement and the Transactions, including the Merger and the PIPE Investment (including, to the extent required, the issuance of any Acquiror Common Stock in connection with the PIPE Investment), (the “Business Combination Proposal”) by the holders of Acquiror Ordinary Shares in accordance with the Acquiror Organizational Documents, the Cayman Islands Companies Act (As Revised), the DGCL and the rules and regulations of the SEC and Nasdaq, (b) the adoption and approval of the issuance of shares of Acquiror Common Stock in connection with the Transactions, including the Merger, the PIPE Investment and the Conversion, as may be required under Nasdaq listing requirements (the “Nasdaq Proposal”), (c) the adoption and approval of the Conversion (including the issuance of Acquiror Common Stock in connection with the Conversion) and the Acquiror Certificate of Incorporation and the Acquiror Bylaws attached as Exhibit B hereto (as may be subsequently amended by mutual written agreement of the Acquiror and Blade at any time before the effectiveness of the Registration Statement) (the “Conversion Proposal”), (d) the adoption and approval of Acquiror Charter and the Acquiror Bylaws (the “Charter Proposal”), (e) the adoption and approval of: (i) a new equity incentive plan in substantially the form attached as Exhibit D hereto (the “Incentive Equity Plan”), and which will provide for awards covering a number of shares of Acquiror Common Stock equal to fifteen percent (15%) of the aggregate number of shares of Acquiror Common Stock issued and outstanding immediately after the Closing (giving effect to the Acquiror Shareholder Redemption) less the number of shares of Acquiror Common Stock that are subject to the Assumed Blade Options or other compensatory awards assumed by Acquiror, with a customary annual “evergreen” of not more than 5% of Acquiror Common Stock as of the day immediately prior to such increase; (ii) the assumption of the Blade Equity Plan by Acquiror as a new equity incentive plan of Acquiror for the Assumed Blade Options (which will include the number of shares of Acquiror Common Stock that are subject to the Assumed Blade Options); and (iii) a new employee stock purchase plan in substantially the form attached as Exhibit J hereto, with a total pool of shares not exceeding 1.5% of the aggregate number of the shares of the Acquiror’s outstanding share capital immediately after the Closing, with a customary annual “evergreen” increase (together, the “Equity Incentive Plan Proposal”), (f) the election of the members of the Post-Closing Acquiror Board as of the Closing in accordance with Section 8.10 (the “Director Election Proposal”), (g) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Proxy Statement/Prospectus or in correspondence related thereto; (h) the adoption and approval of each other

Annex B-4

proposal reasonably agreed to by Acquiror and Blade as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Transaction Agreements, and (i) the adoption and approval of a proposal for the adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing.

“Acquiror Shareholder Redemption” has the meaning specified in Section 8.02(a)(i).

“Acquiror Transaction Expenses” means all fees, costs and expenses of Acquiror (inclusive of any deferred underwriting fees and the costs of the PIPE Investment (including any placement agent fees paid to Barclays Capital Inc. or Cantor Fitzgerald & Co.)) incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements, the performance and compliance with all Transaction Agreements and conditions contained herein to be performed or complied with at or before Closing, and the consummation of the Transactions, including without limitation (i) the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of Acquiror, (ii) one-half (1/2) of the Shared Expenses and (iii) all Transfer Taxes incurred by Acquiror in connection with this Agreement and the Transactions.

“Acquiror Units” means the units issued in the IPO (including overallotment units acquired by Acquiror’s underwriter) consisting of one (1) Acquiror Class A Ordinary Share and one-half (1/2) of one Acquiror Public Warrant.

“Acquiror Warrants” means Acquiror Private Warrants and Acquiror Public Warrants, collectively.

“Acquisition Transaction” means, with respect to Blade and its Subsidiaries, other than the Transactions and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase (including by exclusive license), direct or indirect, of (i) all or any material part of the consolidated assets of Blade and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of Blade or one or more of its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of Blade or one or more of its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of Blade or one or more of its Subsidiaries holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of Blade and its Subsidiaries.

“Action” means any written notice of noncompliance or any violation, claim, demand, action, suit, charge, complaint, audit, investigation, inquiry, stipulation, assessment, investigation, arbitration or legal, judicial or administrative proceeding (whether at law or in equity), in each case, by or before any Governmental Authority.

“Additional SEC Reports” has the meaning specified in Section 5.08(a).

“Adjusted Merger Consideration” means an amount equal to the sum of (a) the Blade Equity Value, plus (b) the aggregate amount of the exercise prices for all shares of Blade Stock covered by Blade In-the-Money Options in accordance with their terms (and assuming no cashless exercise).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the ownership of a majority of the voting securities of the applicable Person or the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the applicable Person, whether through ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. For the avoidance of doubt, the Sponsor shall be deemed to be an Affiliate of the Acquiror prior to the Closing.

“Agreed Modifications” has the meaning specified in Section 3.05(c).

Annex B-5

“Agreement” has the meaning specified in the Preamble hereto.

“AICPA” means the American Institute of Certified Public Accountants.

“Alternate Business Combination Proposal” has the meaning set forth in Section 8.03(b).

“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption, bribery, and money laundering, including the U.S. Foreign Corrupt Practices Act of 1977 and the UK Bribery Act of 2010.

“Assumed Blade Option” has the meaning specified in Section 3.01(c).

“ATXCo Earnout Settlement” shall mean the issuance and payment of the Phase 2 Consideration in accordance with the terms of the ATXCo Merger Agreement upon the satisfaction of the conditions precedent to such issuance or payment.

“ATXCo Earnout Shares” means (a) to the extent the ATXCo Earnout Settlement has not occurred prior to the Closing, the number of shares of Blade Stock (on an as-converted to Blade Common Stock basis) that would become issuable as the Phase 2 Consideration in accordance with the terms of the ATXCo Merger Agreement upon and assuming the satisfaction of the conditions precedent to such issuance and (b) to the extent the ATXCo Earnout Settlement has occurred prior to the Closing, zero shares of Blade Stock.

“ATXCo Merger Agreement” means that certain Agreement and Plan of Merger, dated as of September 23, 2019, by and among Blade, Blade Merger Sub Inc., Sabre Therapeutics LLC, ATXCo, Inc. an the Stockholders’ Representative named therein.

“Available Closing Acquiror Cash” means, without duplication, an amount equal to (a) all amounts in the Trust Account (after deducting the aggregate amount of payments required to be made in connection with the Acquiror Shareholder Redemption) or Acquiror’s operating account, in any case, prior to payment of any Acquiror Transaction Expenses or Blade Transaction Expenses or other liabilities (other than payments required to be made in connection with the Acquiror Shareholder Redemption) due at the Closing, plus (b) the aggregate amount of cash that has been funded to and remains with, or that will be funded concurrently with the Closing to, Acquiror pursuant to the Subscription Agreements as of immediately prior to the Closing.

“Blade” has the meaning specified in the Preamble hereto.

“Blade AICPA Audited Financial Statements” has the meaning specified in Section 4.08(a).

“Blade Benefit Plan” has the meaning specified in Section 4.14(a).

“Blade Board Recommendation” has the meaning specified in the Recitals hereto.

“Blade Charter” means the Certificate of Incorporation of Blade, as amended and effective under the DGCL, prior to the Effective Time.

“Blade Common Stock” means the common stock, par value $0.0001 per share, of Blade.

“Blade Confidential Information” means all confidential or proprietary documents and information concerning Blade and its Subsidiaries or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Blade Confidential Information shall not include any information which, (a) is or becomes generally available to the public other than as a result of a breach of this Agreement or (b) at the time of the disclosure by the Acquiror or its Representatives to the Acquiror or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Blade Confidential Information.

“Blade Employees” means each employee of Blade or its Subsidiaries.

“Blade Equity Plan” means the Blade Therapeutics, Inc. 2015 Equity Incentive Plan, as amended.

Annex B-6

“Blade Equity Value” means $280,000,000.

“Blade Final Audited Financial Statements” has the meaning specified in Section 6.04(a).

“Blade Financial Statements” has the meaning specified in Section 4.08(a).

“Blade Fully-Diluted Shares” means, without duplication, the total number of shares of Blade Common Stock that are issued and outstanding as of immediately prior to the Effective Time, expressed on a fully-diluted and as-converted to Blade Common Stock basis, including, without limitation, (a) the number of shares of Blade Common Stock outstanding after giving effect to the Blade Warrant Settlement, the Blade Note Settlement and the Blade Preferred Stock Conversion (but excluding any Blade Treasury Shares outstanding immediately prior to the Effective Time), (b) the number of shares of Blade Common Stock issuable upon, or subject to, the settlement of Blade In-the-Money Options (whether or not then vested or exercisable) that are outstanding immediately prior to the Effective Time and (c) the ATXCo Earnout Shares.

“Blade Group” has the meaning specified in Section 11.17(b).

“Blade Intellectual Property” means the Owned Intellectual Property and Licensed Intellectual Property.

“Blade In-the-Money Options” means a Blade Option with an exercise price less than the Per Share Price.

“Blade Interim Financial Statements” has the meaning specified in Section 4.08(a).

“Blade Note” means each promissory note issued by Blade or one of its Subsidiaries that is convertible into equity securities of Blade or such Subsidiary.

“Blade Note Settlement” has the meaning specified in Section 3.01(a)(ii).

“Blade Option” means an option to purchase Blade Stock that was granted pursuant to the Blade Equity Plan.

“Blade Preferred Stock” means the Blade Series A Blade Preferred Stock, Blade Series B Blade Preferred Stock, Blade Series C Blade Preferred Stock and Blade Series C-1 Blade Preferred Stock, and any other series of preferred stock of Blade that may be otherwise issued or outstanding.

“Blade Preferred Stock Conversion” has the meaning specified in Section 3.01(a)(iii).

“Blade Product” has the meaning specified in Section 4.11(b).

“Blade Representative” has the meaning specified in the Preamble hereto.

“Blade Security Holders” means, collectively, the holders of the Blade Stock, the Blade Options, and any other Convertible Securities.

“Blade Series A Blade Preferred Stock” means Blade’s Series A Preferred Stock, par value $0.0001 per share.

“Blade Series B Blade Preferred Stock” means Blade’s Series B Preferred Stock, par value $0.0001 per share.

“Blade Series C Blade Preferred Stock” means Blade’s Series C Preferred Stock, par value $0.0001 per share.

“Blade Series C-1 Blade Preferred Stock” means Blade’s Series C-1 Preferred Stock, par value $0.0001 per share.

“Blade Service Provider” means each Blade Employee, officer, director, or other service provider of Blade or its Subsidiaries.

Annex B-7

“Blade Specified Representations” means the respective representations and warranties made by Blade in Section 4.01 (Corporate Organization of Blade), Section 4.02 (Subsidiaries), Section 4.03 (Due Authorization), Section 4.06 (Current Capitalization), Section 4.07 (Capitalization of Subsidiaries) and Section 4.24 (Brokers Fees).

“Blade Stock” means any shares of Blade Common Stock and Blade Preferred Stock.

“Blade Stockholders” means, collectively the holders of Blade Stock.

“Blade Transaction Expenses” means all fees, costs and expenses of Blade incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements, the performance and compliance with all Transaction Agreements and conditions contained herein to be performed or complied with at or before Closing, and the consummation of the Transactions, including without limitation (a) the fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of Blade and its Subsidiaries, (b) all severance, transaction-related bonuses, stay and pay bonuses, retention awards, change in control payments or other similar payments or benefits triggered, in whole or in part, by the Transactions and payable to any current or former contractor, employee, consultant or other individual service provider of Blade in cash by Blade or any of its Subsidiaries in connection with the consummation of the Transactions (including the employer portion of any payroll, employment or similar Taxes imposed with respect to such amount), (c) one-half (1/2) of the Shared Expenses, and (d) all Transfer Taxes incurred by Blade in connection with this Agreement and the Transactions.

“Blade Treasury Shares” has the meaning specified in Section 3.01(b).

“Blade Voting Agreements” has the meaning specified in the Recitals hereto.

“Blade Warrant” means a warrant to purchase Blade Common Stock.

“Blade Warrant Settlement” has the meaning specified in Section 3.01(a)(i).

“Business Combination” means the Acquiror’s initial business combination as described in the Acquiror Organizational Documents.

“Business Combination Proposal” has the meaning specified in the definition of Acquiror Shareholder Matters.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close or unable to open, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“CBA” has the meaning specified in Section 4.12(a)(xi).

“Certificate of Merger” has the meaning specified in Section 2.02.

“Change in Recommendation” has the meaning specified in Section 8.02(b)(ii).

“Charter Proposal” has the meaning specified in the definition of Acquiror Shareholder Matters.

“Closing” has the meaning specified in Section 3.02.

“Closing Date” has the meaning specified in Section 3.02.

“Closing Filing” has the meaning specified in Section 8.05(d).

“Closing Press Release” has the meaning specified in Section 8.05(d).

“COBRA” has the meaning specified in Section 4.14(f).

Annex B-8

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means, any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate, with any other change, event, circumstance, occurrence, effect, development or state of facts has had or would reasonably be expected to either (a) have a material adverse effect on the business, assets, liabilities, operations, results of operations, prospects or condition (financial or otherwise) of Blade and its Subsidiaries, taken as a whole, or (b) prevent or materially delay or materially impact the ability of Blade to, on a timely basis, consummate the Transactions or the Transaction Agreements to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that in no event shall any of the following be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any change in applicable Laws (including COVID-19 Measures) or GAAP or any official interpretation thereof or mandatory changes in the regulatory requirements applicable to any industry in which the Acquiror Parties or any of its Subsidiaries operate, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, or any changes generally affecting the economy, markets or industry in which Blade and its Subsidiaries operate, (iii) the announcement of this Agreement, the pendency of the consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with vendors, licensors, distributors, partners or employees, (iv) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of nature or other force majeure event or any epidemic, disease, outbreak or pandemic (including COVID-19), (v) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Blade and its Subsidiaries operate, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (vi) any failure of Blade or its Subsidiaries, to meet any projections, forecasts, predictions of financial performance for any period or budgets (provided, that this clause (vi) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect)), (vii) any matter expressly set forth on the Schedules or (viii) any action taken by, or at the request of (and in accordance with the requirements of such request), the Acquiror Parties, provided, that in the case of clauses (i), (ii), (iv), and (v) such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on Blade and its Subsidiaries, taken as a whole, as compared to other industry participants in the industries or markets in which Blade and its Subsidiaries operate.

“Company Subsidiaries” has the meaning specified in Section 4.02.

“Confidentiality Agreement” has the meaning specified in Section 11.09.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, Governmental Order, consent, clearance or approval to be obtained from, filed with or delivered to, a Governmental Authority or other Person.

“Continuing Employee” has the meaning specified in Section 7.10(a).

“Contracts” means any contracts, agreements, licenses, subcontracts, leases, subleases, concessions and purchase orders and other commitments or arrangements, in each case that are legally binding upon a Person or its properties or assets.

“Conversion” has the meaning specified in the Recitals hereto.

“Conversion Proposal” has the meaning specified in the definition of Acquiror Shareholder Matters.

“Convertible Securities” means, collectively, the Blade Options, the Blade Warrants, the Blade Notes and any other options, warrants or rights to subscribe for or purchase any Blade Stock or other capital stock of Blade or securities convertible into or exchangeable or exercisable for, or that otherwise confer

Annex B-9

on the holder any right to acquire, any Blade Stock or other capital stock of Blade, including shares of Blade Stock issuable as a result of the consummation of the Transactions pursuant to any contractual contingent earnout rights or other contractual rights.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and the World Health Organization) in each case in connection with, related to or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any changes thereto.

“D&O Indemnified Party” has the meaning specified in Section 7.01(a).

“D&O Tail” has the meaning specified in Section 7.01(b).

“Data Security Requirements” means, collectively, all of the following to the extent governing the Processing of Personal Information or otherwise relating to data privacy, security, or security breach notification requirements and directly applicable to Blade and its Subsidiaries: (a) all applicable Laws governing the data privacy, security or Processing of Personal Information, (b) binding industry standards applicable to Blade and its Subsidiaries, including PCI-DSS, and (c) any obligations on Blade or its Subsidiaries under any Contracts.

“Designated Stockholders” means each of the Persons set forth on Schedule 1.1(a).

“DGCL” has the meaning specified in the Recitals hereto.

“Director Election Proposal” has the meaning specified in the definition of Acquiror Shareholder Matters.

“Dissenting Shares” has the meaning specified in Section 3.04.

“Dissenting Stockholder” has the meaning specified in Section 3.04.

“Earnout Adjustment Event” has the meaning specified in Section 3.05(f).

“Earnout Period” means the five (5) year period after the Closing.

“Earnout Participants” means (a) all Pre-Closing Holders as of immediately prior to the Effective Time, (b) all Persons who hold Blade Options as of immediately prior to the Effective Time and who continue to hold the Assumed Blade Options related to such Blade Options as of immediately prior to the Price Milestone Issuance Date or Transaction Milestone Issuance Date, as applicable, and (c) all Persons who hold Blade Options as of immediately prior to the Effective Time and who exercised the Assumed Blade Options related to such Blade Options prior to the Price Milestone Issuance Date or Transaction Milestone Issuance Date, as applicable.

“Earnout RSUs” has the meaning specified in Section 3.05(b).

“Earnout Shares” means Three Million Five Hundred Thousand (3,500,000) shares of Acquiror Common Stock (subject to equitable adjustment for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted).

“Effective Time” has the meaning specified in Section 2.02.

“EGS” has the meaning specified in Section 11.17(a).

“EGS Privileged Communications” has the meaning specified in Section 11.17(a).

“Enforceability Exceptions” has the meaning specified in Section 4.03.

Annex B-10

“Environmental Laws” means any and all applicable Laws relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Materials), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

“Equity Incentive Plan Proposal” has the meaning specified in the definition of Acquiror Shareholder Matters.

“Equity Securities” means, with respect to any Person, (a) any shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interest in, such Person, (b) any securities of such Person convertible into or exchangeable for cash or shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person, (c) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person, (d) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person, and (e) any securities issued or issuable with respect to the securities or interests referred to in clauses (a) through (d) above in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

“Environmental Permits” has the meaning specified in Section 4.22(a).

“ERISA” has the meaning specified in Section 4.14(a).

“ERISA Affiliate” has the meaning specified in Section 4.14(g).

“ESPP” has the meaning specified in Section 7.05.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning specified in Section 3.06(a).

“Exchange Ratio” means the Per Share Price divided by $10.00.

“FDA” has the meaning specified in Section 4.11(b).

“FDCA” has the meaning specified in Section 4.11(b).

“Foreign Plan” has the meaning specified in Section 4.14(k).

“Fraud” means, with respect to a Party, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Government Official” means any officer or employee of a Governmental Authority, including state-owned entities, or of a public organization or any person acting in an official capacity for or on behalf of any such Governmental Authority or on behalf of any such public organization.
Annex B-11

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body (public or private) or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, ruling, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” “regulated substance,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under Environmental Laws, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, radon, mold, urea formaldehyde insulation, polychlorinated biphenyls, per and polyfluoroalkyl substances, flammable or explosive substances, or pesticides.

“Health Care Laws” means: (a) the FDCA; (b) all applicable federal, state, local and all applicable foreign health care related fraud and abuse laws, including, without limitation, the U.S. Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the U.S. False Statements Law (42 U.S.C. § 1320a-7b(a)), the Civil Monetary Penalties Law (42 U.S.C. §1320a-7a), the U.S. Civil False Claims Act (31 U.S.C. § 3729 et seq.), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under HIPAA, the Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the exclusion law (42 U.S.C. § 1320a-7), the statutes, regulations and directives of applicable government funded or sponsored healthcare programs, and the regulations promulgated pursuant to such statutes, including but not limited to the coverage and payment provisions of Medicare (Title XVIII of the Social Security Act) and, Medicaid (Title XIX of the Social Security Act); (c) the Standards for Privacy of Individually Identifiable Health Information, the Security Standards, and the Standards for Electronic Transactions and Code Sets promulgated under HIPAA, the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.), and the regulations promulgated thereunder and any state or non-U.S. counterpart thereof or other law or regulation the purpose of which is to protect the privacy of individuals or prescribers; and (d) any and all other applicable health care laws and regulations applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, advertising, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by Blade or any of its Subsidiaries.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

“Incentive Equity Plan” has the meaning specified in the definition of Acquiror Shareholder Matters.

“Independent Expert” has the meaning specified in Section 3.05(c).

“Indebtedness” means, with respect to any Person as of any time, without duplication, (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, all indebtedness for borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for borrowed money, (b) all indebtedness evidenced by any note, bond, debenture, credit agreement, mortgage or other debt instrument or debt security, in each case, as of such time of such Person, (c) all obligations for the deferred purchase price of property or other services (other than trade payables incurred in the ordinary course of business that are not past due), (d) all obligations as lessee that are required to be capitalized in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, to the extent drawn or claimed against, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person, (h) all obligations of such Person in respect of acceptances issued or created, (i) all obligations secured by any Lien (other than Permitted Liens) on any property of such

Annex B-12

Person, (j) all obligations of the type referred to in clauses (a) through (i) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations.

“Initial Measurement Start Date” means the first Trading Day occurring after the Closing on which the VWAP of the Acquiror Common Stock equals or exceeds $15.00 per share of Acquiror Common Stock (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

“Intellectual Property” means all intellectual property rights, in any jurisdiction in the world, including: (a) patents, patent applications and patent disclosures and improvements thereto together with all reissuances, continuations, continuations-in-part, divisions, revisions, extensions, and reexaminations thereof, (b) trademarks, service marks, brand names, certification marks, trade dress, trade names, corporate names, logos and slogans, designs and Internet domain names, and any other indicia of source or origin together with all goodwill associated with each of the foregoing, (c) copyrights and copyrightable works and works of authorship, (d) intellectual property rights in Software (including object code and source code), (e) intellectual property rights in data, database, and collections of data, (f) intellectual property rights in usernames, keywords, tags, and other social media identifiers and accounts for all third-party social media sites, (g) Trade Secrets and know-how, (h) rights of publicity and commercial rights to a personal name, and (i) any other registrations and applications for any item referenced in any of the foregoing clauses and all rights in and to any for any item referenced in any of the foregoing clauses.

“Intended Income Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning specified in Section 6.01(a).

“Intervening Event Negotiation Period” has the meaning specified in Section 8.02(b)(ii).

“IPO” has the meaning specified in Section 5.06.

“IPO Prospectus” has the meaning specified in Section 5.06.

“IRS” has the meaning specified in Section 4.14(b).

“IT Systems” means Software, computer firmware or middleware, computer hardware, electronic data processing and telecommunications networks, network equipment, interfaces, platforms, peripherals, computer systems, co-location facilities, including any outsourced systems and processes, in each case, that are owned, leased, licensed by, or otherwise relied on by Blade or any of its Subsidiaries.

“JOBS Act” has the meaning specified in Section 8.07.

“Key Employee” means any Blade Employee (i) whose most recent annual base compensation amount was in excess of $300,000 or (ii) that holds an Executive Vice President title or higher.

“Key Executives” means Wendye R. Robbins and Jean-Frédéric Viret.

“Latham” has the meaning specified in Section 11.17(b).

“Latham Privileged Communications” has the meaning specified in Section 11.17(b).

“Law” means any statute, act, code, law (including common law), legislation, ordinance, edict, decree, proclamation, treaty, convention, directive, requirement, writ, injunction, settlement, ordinance, rule, regulation, Consent or Governmental Order, in each case, that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented, or otherwise put into effect by or under any Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by Blade or its Subsidiaries.

“Leases” has the meaning specified in Section 4.20(a).

“Letter of Transmittal” has the meaning specified in Section 3.06(b).

Annex B-13

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Licensed Intellectual Property” has the meaning specified in Section 4.21(a).

“Licensors” means the licensors of the Licensed Intellectual Property.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, easement, license, option, right of first refusal, security interest or other lien of any kind.

“Lock-Up Agreement” has the meaning specified in the Recitals hereto.

“Losses” means all losses, damages, judgments, awards, Taxes, penalties, settlements, and reasonable expenses (including reasonable attorneys’ fees); provided, that “Losses” include any punitive damages solely to the extent payable to a third party in connection with a third-party claim.

“M&C” has the meaning specified in Section 11.17(a).

“Material Contracts” has the meaning specified in Section 4.12(a).

“Measurement Period” has the meaning specified in Section 3.05(a)(ii).

“Measurement Start Date” means the Initial Measurement Start Date or New Measurement Start Date, as applicable.

“Merger” has the meaning specified in the Recitals hereto.

“Merger Consideration” means (a) the number of shares of Acquiror Common Stock to be issued to the Pre-Closing Holders pursuant to Section 3.01(b)(i) plus (b) the number of shares of Acquiror Common Stock to be covered by Assumed Blade Options to be assumed pursuant to Section 3.01(c), on a net exercise basis.

“Merger Sub” has the meaning specified in the Preamble hereto.

“Merger Sub Stockholder Approval” has the meaning specified in Section 5.02(d).

“Most Recent Balance Sheet” has the meaning specified in Section 4.08(a).

“Multiemployer Plan” has the meaning specified in Section 4.14(g).

“Nasdaq” means the National Association of Securities Dealers Automated Quotation System, commonly known as the Nasdaq Capital Market.

“Nasdaq Proposal” has the meaning specified in the definition of Acquiror Shareholder Matters.

“Negotiation Period” has the meaning specified in Section 3.05(c).

“New Measurement Start Date” means the first Trading Day on which the VWAP of the Acquiror Common Stock equals or exceeds $15.00 per share of Acquiror Common Stock (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing) after the Initial Measurement Start Date and a Non-Reporting Measurement Period.

“New Plan” has the meaning specified in Section 7.10(b).

“Non-Reporting Measurement Period” means any thirty (30) Trading Day period occurring after the expiration of a Measurement Period during which the VWAP of the Acquiror Common Stock did not, at any time during such thirty (30) Trading Day Period, equal or exceed $15.00 per share of Acquiror Common Stock (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

Annex B-14

“Objection Period” has the meaning specified in Section 3.05(c).

“Objection Statement” has the meaning specified in Section 3.05(c).

“OFAC” has the meaning specified in the definition of Sanctions Laws.

“Open Source Code” has the meaning specified in Section 4.21(e).

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by Blade or any of its Subsidiaries.

“Owned Software” has the meaning specified in Section 4.21(e).

“Party(ies)” has the meaning specified in the Preamble hereto.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” has the meaning specified in Section 4.11.

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary course of business, and that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions, in each case only to the extent appropriate reserves have been established in accordance with GAAP, (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (c) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and for which appropriate reserves have been established in accordance with GAAP, (d) Liens, encumbrances and restrictions on real property (including defects or imperfections of title, easements, encroachments, covenants, rights of way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property and similar restrictions of record and other similar charges or encumbrances) that (i) are matters of record and (ii) do not materially interfere with the present uses of such real property, (e) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (f) Liens that secure obligations that are reflected as liabilities on the Most Recent Balance Sheet (which such Liens are referenced, or the existence of which such Liens is referred to, in the notes to Most Recent Balance Sheet), (g) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security, and (h) Liens that do not, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the businesses of Blade and its Subsidiaries, taken as a whole.

“Per Share Price” means an amount equal to (i) the Adjusted Merger Consideration, divided by (ii) the Blade Fully-Diluted Shares.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, trust, joint venture, joint stock company, Governmental Authority or other entity or organization of any kind, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Information” means information that, alone or in combination with other information, identifies, describes, is reasonably capable of being associated with, or could reasonably be linked with an individual, including name, address, geolocation information, Internet Protocol (IP) addresses, financial information or other information that constitutes “personal information” or “personal data” under applicable Data Security Requirements.

“Phase 2 Consideration” has the meaning ascribed to it in the ATXCo Merger Agreement.

“PIPE Investment” has the meaning specified in Section 5.13.

Annex B-15

“PIPE Investment Amount” has the meaning specified in Section 5.13.

“PIPE Investors” has the meaning specified in Section 5.13.

“PIPE Shares” has the meaning specified in Section 5.13.

“Post-Closing Acquiror Board” has the meaning specified in Section 8.10(a).

“Pre-Closing Holder” means each Person who holds Blade Common Stock immediately prior to the Effective Time (after giving effect to the Blade Warrant Settlement, the Blade Note Settlement and the Blade Preferred Stock Conversion).

“Price Earnout Milestone” shall be deemed achieved if, during the Earnout Period, the VWAP of the Acquiror Common Stock equals or exceeds $15.00 per share of Acquiror Common Stock (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing) for any twenty (20) Trading Days within any thirty (30) Trading Day period beginning after the Closing.

“Price Earnout Statement” has the meaning specified in Section 3.05(a)(ii).

“Price Milestone Issuance Date” has the meaning specified in Section 3.05(a)(iv).

“Processing” means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium), including Personal Information.

“Pro Rata Share” means, in connection with the achievement of the Price Earnout Milestone or a Transaction Earnout Milestone and with respect to each Earnout Participant, a fraction expressed a percentage equal to (a) the sum of (x) shares of Blade Stock held by such Earnout Participant immediately prior to the Effective Time (after giving effect to the Blade Warrant Settlement, the Blade Note Settlement and the Blade Preferred Stock Conversion) and (y) the number of shares of Blade Common Stock issuable upon, or subject to, the settlement of Blade Options (whether or not then vested or exercisable) held by such Earnout Participant immediately prior to the Effective Time and for which the related Assumed Blade Options (i) remain outstanding as of the earlier of the Price Milestone Issuance Date or the Transaction Milestone Issuance Date or (ii) are exercised on or prior to the earlier of the Price Milestone Issuance Date or the Transaction Milestone Issuance Date, divided by (b) the sum of (x) shares of Blade Stock held by all Earnout Participants immediately prior to the Effective Time (after giving effect to the Blade Warrant Settlement, the Blade Note Settlement and the Blade Preferred Stock Conversion) and (y) the number of shares of Blade Common Stock issuable upon, or subject to, the settlement of Blade Options (whether or not then vested or exercisable) held by all Earnout Participants immediately prior to the Effective Time and for which the related Assumed Blade Options (i) remain outstanding as of the earlier of the Price Milestone Issuance Date or the Transaction Milestone Issuance Date or (ii) are exercised on or prior to the earlier of the Price Milestone Issuance Date or the Transaction Milestone Issuance Date.

“Proxy Statement/Prospectus” has the meaning specified in Section 8.02(a)(i).

“Public Shareholders” has the meaning specified in Section 6.03.

“Registered Intellectual Property” has the meaning specified in Section 4.21(a).

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Registration Statement” has the meaning specified in Section 8.02(a)(i).

“Registration Statement Effectiveness Date” has the meaning specified in Section 8.02(a)(i).

“Related Person” has the meaning specified in Section 4.25.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Released Claims” has the meaning specified in Section 6.03.

Annex B-16

“Remedial Action” means all actions to (a) clean up, remove, treat, or in any other way address any Hazardous Material, (b) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (c) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (d) correct a condition of noncompliance with Environmental Laws.

“Renewed Negotiation Period” has the meaning specified in Section 8.02(b)(ii).

“Representative” means, as to any Person, any of the Affiliates, officers, directors, managers, employees, counsel, accountants, financial advisors, and consultants of such Person or its Affiliates.

“Representative Party” has the meaning specified in Section 3.05(a)(ii).

“Required Acquiror Shareholder Approval” means the authorization, adoption and approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of Acquiror Ordinary Shares entitled to vote thereon, whether in person or by proxy at the Special Meeting (or any adjournment thereof), in accordance with the Acquiror Organizational Documents and applicable Law.

“Required Blade Stockholder Approval” means the authorization, approval and consent to Blade’s execution, delivery and performance of this Agreement and each of the Transaction Agreements to which Blade is or is required to be a party or bound and the consummation of the transactions contemplated hereby and thereby, including the Merger, by the affirmative vote of the holders of the requisite number of shares of Blade Stock entitled to vote thereon (including any separate class or series vote that is required, whether pursuant to Blade’s Organizational Documents, any Contract between Blade and any Blade Stockholder or pursuant to applicable Law).

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, Nasdaq Proposal, the Conversion Proposal, the Charter Proposal, the Equity Incentive Plan Proposal and the Director Election Proposal.

“Sanctioned Country” means any country or region that is or has in the past five years been the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Venezuela, Sudan, Syria, Russia and the Crimea region of Ukraine).

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) or the U.S. Department of State), the United Nations Security Council, and the European Union.

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws, including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted or prohibited party list, including OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s Sectoral Sanctions Identification List, the Entity, Denied Persons and Unverified Lists maintained by the U.S. Department of Commerce, the UN Security Council Consolidated List, and the EU Consolidated List; (b) any Person that is, in the aggregate, 50% or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a); or (c) any national of a Sanctioned Country.

“Schedules” means the disclosure schedules of Blade or Acquiror, as applicable.

“SEC” means the United States Securities and Exchange Commission.

“SEC April Warrant Statement” has the meaning specified in Section 5.08(a).

“SEC Reports” has the meaning specified in Section 5.08(a).

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

Annex B-17

“Shared Expenses” means (a) all filing fees payable by the Parties (or any one of them) in connection with any filing to be made pursuant to the HSR Act in connection with the Transactions and (b) all filing fees, printing costs and mailing costs payable or incurred by the Parties (or any one of them) in connection with the preparation and filing of the Registration Statement and Proxy Statement/Prospectus.

“Significant Blade Holder” means any Blade Stockholder who, as of the date hereof, (a) is a director of Blade, (b) an officer of Blade, (c) owns more than one percent (1.0%) of the issued and outstanding shares of Blade Stock (treating any Blade Preferred Stock on an as-converted to Blade Common Stock basis), or (d) is otherwise set forth on Schedule 1.1(b).

“Signing Filing” has the meaning specified in Section 8.05(d).

“Signing Press Release” has the meaning specified in Section 8.05(d).

“Software” means software and computer programs, whether in source code or object code form, and including (a) databases and collections of data, (b) software implementations of algorithms, models, and methodologies, firmware, application programming interfaces, (c) descriptions, schematics, specifications, flow charts and other work product used to design, plan, organize and develop any of the foregoing, and (d) documentation, including user documentation, user manuals and training materials, files, and records relating to any of the foregoing.

“SPACs” has the meaning specified in Section 5.08(a).

“Special Meeting” has the meaning specified in Section 8.02(b)(i).

“Sponsor” has the meaning specified in the Recitals hereto.

“Sponsor Agreement” has the meaning specified in the Recitals hereto.

“Sponsor Earnout-Out Shares” has the meaning specified in the Recitals hereto.

“Sponsor Group” has the meaning specified in Section 11.17(a).

“Subscription Agreement” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Surviving Blade Entity” has the meaning specified in the Recitals hereto.

“Surviving Entities” means, collectively, the Acquiror and the Surviving Blade Entity.

“Surviving Provisions” has the meaning specified in Section 10.02.

“Tax” means (a) any federal, state, provincial, territorial, local, foreign and other tax, charge, impost, levy, duty, or governmental assessment of any kind in the nature of a tax, including alternative or add-on minimum, net income, franchise, gross income, adjusted gross income, gross receipts, employment related (including employee withholding or employer payroll), ad valorem, transfer, franchise, license, sales, use, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, or estimated tax, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto (or in lieu thereof), (b) any liability for, or in respect of, any item described in clause (a) of this definition as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, including under Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), and (c) any liability for, or in respect of, any item described in clauses (a) or (b) of this definition as a transferee or successor.

Annex B-18

“Tax Return” means any return, report, statement, refund claim, declaration, information return, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Termination Date” has the meaning specified in Section 10.01(c).

“Top Vendors” has the meaning specified in Section 4.28.

“Trade Controls” has the meaning specified in Section 4.27(a).

“Trade Secrets” means, collectively, trade secrets, know-how, confidential research and development information, formulae, confidential price and cost information, processes, and other confidential information or proprietary rights.

“Trading Day” means any day on which shares of Acquiror Common Stock are actually traded on the principal securities exchange or securities market on which shares of Acquiror Common Stock are then traded.

“Transaction Agreements” shall mean this Agreement, the Sponsor Agreement, the Subscription Agreements, the Registration Rights Agreement, the Blade Voting Agreement, the Lock-Up Agreement, the Acquiror Charter, the Acquiror Bylaws, and all the agreements, documents, instruments, and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Earnout Milestone” means the earliest to occur, prior to the occurrence of a Price Earnout Milestone, of (a) the Acquiror’s consummation of a sale, merger, consolidation, liquidation, exchange offer or other similar transaction during the Earnout Period that results in the stockholders of the Acquiror immediately prior to such transaction having beneficial ownership of less than fifty percent (50%) of the outstanding voting securities of the Acquiror or the surviving entity in such transaction, directly or indirectly, immediately following such transaction, (b) the Acquiror consummating a “going private transaction” or otherwise ceasing to be subject to the reporting obligations under the Securities Exchange Act of 1934, and (c) the Acquiror Common Stock ceasing to be listed on a national securities exchange.

“Transaction Litigation” has the meaning specified in Section 8.01(e).

“Transaction Milestone Issuance Date” has the meaning specified in Section 3.05(a)(v).

“Transactions” means the transaction contemplated by this Agreement, including the Merger.

“Transfer Taxes” means all transfer, documentary, sales, use, real property transfer, stamp, registration and other similar Taxes, fees and costs.

“Transmittal Documents” has the meaning specified in Section 3.06(c).

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 5.06.

“Trust Agreement” has the meaning specified in Section 5.06.

“Trustee” has the meaning specified in Section 5.06.

“Unvested Assumed Option” has the meaning specified in Section 3.05(b).

“VWAP” means, for any security as of any Trading Day, the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, on such date and as reported by Bloomberg through its “HP” function (set to weighted average line) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, on such Trading Day and as

Annex B-19

reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. on such Trading Day. If the VWAP cannot be calculated for such security on such Trading Day on any of the foregoing bases, the VWAP of such security on such Trading Day shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization, or other similar transaction during such period.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws.

“Written Consent” has the meaning specified in Section 6.05.

Section 1.02  Construction.

(a)  Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if), (viii) reference to any Party includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Party in a particular capacity excludes such Party in any other capacity and (ix) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(b)  When used herein with respect to Blade or its Subsidiaries, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of Blade’s and its Subsidiaries’ business, consistent with past practice (including recent past practice in response to COVID-19 or COVID-19 Measures).

(c)  Unless the context of this Agreement otherwise requires, references to Contracts shall be deemed to include all subsequent amendments and other modifications thereto (subject to any restrictions on amendments or modifications set forth in this Agreement).

(d)  Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to Laws shall be construed as including all Laws consolidating, amending or replacing the Law.

(e)  The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(f)  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

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(g)  All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h)  The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided, no later than 9:00 a.m. Eastern Time on the date that is two (2) Business Days prior to the date of this Agreement, to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” maintained on Intralinks under the title “Blade Legal Diligence” or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form.

(i)  References to “$” or “dollar” or “US$” shall be references to United States dollars unless otherwise specified.

(j)  Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Transaction Agreement to a Person’s shareholders or stockholders shall include any applicable owners of the voting equity interests of such Person, in whatever form.

Section 1.03  Knowledge. As used herein, the phrase “to the knowledge of” shall mean the knowledge, following reasonable inquiry of direct reports, of (a) with respect to Acquiror, the individuals listed on Schedule 1.03(a) and (b) with respect to Blade, the individuals listed on Schedule 1.03(b).

Section 1.04  Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Blade Stock, shares of Acquiror Ordinary Shares or shares of Acquiror Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Blade Stock, shares of Acquiror Ordinary Shares or shares of Acquiror Common Stock, as applicable, outstanding on the date hereof will be appropriately adjusted to provide to the holders of Blade Stock, shares of Acquiror Ordinary Shares or shares of Acquiror Common Stock, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit any Acquiror Party or Blade to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement. For clarity, this Section 1.04 shall not apply to the issuance of Acquiror Common Stock pursuant to the Subscription Agreements.

Article II
THE MERGER

Section 2.01  The Merger. On the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into Blade, following which the separate existence of Merger Sub shall cease and Blade shall continue as the Surviving Blade Entity after the Merger and as a direct, wholly-owned Subsidiary of Acquiror.

Section 2.02  Effective Time. On the terms and subject to the conditions set forth herein, on the Closing Date, Blade and Merger Sub shall cause the Merger to be consummated by filing a certificate of merger in form and substance reasonably acceptable to the Acquiror and Blade (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL, the time of such filing, or such later time as may be agreed in writing by Blade and the Acquiror and specified in the Certificate of Merger, will be the effective time of and constitute the consummation of the Merger (the “Effective Time”).

Section 2.03  Effect of the Merger. The effect of the Merger shall be as provided in this Agreement, the Certificate of Merger, and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements,

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powers and franchises, debts, liabilities, duties and obligations of Merger Sub and Blade shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties, and obligations of the Surviving Blade Entity.

Section 2.04  Governing Documents.

(a)  At the Effective Time, the Certificate of Incorporation and Bylaws of Blade shall be amended and restated in their entirety to read identically to the Certificate of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, and such amended and restated Certificate of Incorporation and Bylaws shall become the respective Certificate of Incorporation and Bylaws of the Surviving Blade Entity from and after the Effective Time until thereafter amended in accordance with its terms and as provided by applicable Law, except that the name of the Surviving Blade Entity shall be “Blade Therapeutics, Inc.”.

(b)  At the Effective Time, the Acquiror Certificate of Incorporation shall be amended and restated to be in the form of the Acquiror Charter attached hereto as Exhibit A, which shall be the Certificate of Incorporation of the Acquiror from and after the Effective Time until thereafter amended in accordance with its terms and as provided by applicable Law. The name of the Acquiror immediately after the Effective Time shall be “Blade Biotherapeutics, Inc.”.

Section 2.05  Directors and Officers of the Surviving Blade Entity. Immediately after the Effective Time, (a) the executive officers of Blade shall be the executive officers of the Surviving Blade Entity and (b) certain directors of Blade, determined by Blade and communicated in writing to Acquiror prior to the Closing Date, shall be appointed to the board of directors of the Surviving Blade Entity, effective as of immediately following the Effective Time.

Section 2.06  Further Assurances. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Blade Entity following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Blade, Merger Sub, the applicable board of directors and officers of Blade, Merger Sub and Acquiror (or their designees) are fully authorized in the name of their respective companies to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Article III
MERGER CONSIDERATION; CLOSING

Section 3.01  Conversion of Blade Securities.

(a)  Prior to the Effective Time, Blade shall take all actions necessary to cause (provided, that no cash consideration or payments (other than cash payments in lieu of fractional shares otherwise issuable to a payee when accumulating all of their Blade securities as required by any Blade Warrant, Blade Note or Blade’s Organizational Documents) will be made in connection with such efforts without the prior written consent of Acquiror):

(i)  all Blade Warrants to be exercised in full on a cash or cashless basis or terminated without exercise, as applicable, in accordance with their respective terms (the “Blade Warrant Settlement”);

(ii) all Blade Notes to be converted into shares of Blade Common Stock or terminated without conversion, as applicable, in accordance with their respective terms (including, for the avoidance of doubt, the terms of the purchase documents under which such Blade Notes were acquired) (the “Blade Note Settlement”); and

(iii)  all Blade Preferred Stock to be converted into shares of Blade Common Stock at the then-effective conversion rate as calculated pursuant to the terms of Blade’s Organizational Documents (the “Blade Preferred Stock Conversion”).

(b)  At the Effective Time (and following the Blade Warrant Settlement, the Blade Note Settlement and the Blade Preferred Stock Conversion), by virtue of the Merger and without any action on the part of any holder of Blade Stock, each share of Blade Common Stock issued and outstanding

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immediately prior to the Effective Time (other than (x) any shares of Blade Common Stock subject to Blade Options (which shall be subject to Section 3.01(c)), (y) any shares of Blade Common Stock held in the treasury of Blade or by any Subsidiary of Blade (“Blade Treasury Shares”), which shares shall be cancelled as part of the Merger and not constitute “Blade Stock” hereunder, and (z) any Dissenting Shares), will be automatically cancelled and extinguished and, in exchange therefor, each Pre-Closing Holder shall have the right to receive, upon delivery of the Transmittal Documents in accordance with Section 3.06 (i) for each share of Blade Common Stock held by such Pre-Closing Holder immediately prior to the Effective Time, a number of shares of Acquiror Common Stock equal to the Exchange Ratio, without interest, and (ii) such Pre-Closing Holder’s Pro Rata Share of any Earnout Shares that become issuable pursuant to Section 3.05, all in accordance with the terms of this Agreement. As of the Effective Time, each Pre-Closing Holder shall cease to have any other rights in and to Blade or the Surviving Blade Entity (other than the rights set forth in this Section 3.01 and the rights of Dissenting Stockholders as described in Section 3.04).

(c)  Blade Options. As of the Effective Time, each outstanding Blade Option (whether vested or unvested) shall be assumed by Acquiror and automatically converted into an option covering shares of Acquiror Common Stock (each, an “Assumed Blade Option”). Subject to the subsequent sentence, each Assumed Blade Option will be subject to the terms and conditions set forth in the Blade Equity Plan (except any references therein to Blade or Blade Common Stock will instead mean the Acquiror and Acquiror Common Stock, respectively). Each Assumed Blade Option shall: (i) cover a number of shares of Acquiror Common Stock equal to (as rounded down to the nearest whole number) the product of (A) the number of shares of Blade Common Stock covered by the Blade Option immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio; (ii) have a per share exercise price equal to (as rounded up to the nearest whole cent) the quotient of (A) the per share exercise price applicable to the Blade Option (in U.S. Dollars) as of immediately prior to the Effective Time, divided by (B) the Exchange Ratio; and (iii) be subject to the same vesting schedule as the applicable Blade Option as of immediately prior to the Effective Time. The Acquiror shall take all corporate action necessary to reserve for future issuance and shall maintain such reservation for so long as any of the Assumed Blade Options remain outstanding, a sufficient number of shares of Acquiror Common Stock for delivery upon the exercise of such Assumed Blade Option. From and after the Closing, Blade and the Acquiror shall not issue any new awards under the Blade Equity Plan. Each Assumed Blade Option assumed for Blade In-the-Money Options shall also be entitled to Earnout RSUs that may be issued pursuant to Section 3.05.

Section 3.02  Closing. The closing of the Transactions (the “Closing”) shall take place (a) electronically by the mutual exchange of electronic signatures (including portable document format (PDF)) commencing as promptly as practicable (and in any event no later than 9:00 a.m. Eastern Time on the third Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided, that such conditions are satisfied or (to the extent permitted by applicable Law) waived in writing) or (b) at such other place, time or date as Acquiror and Blade may mutually agree in writing. The date on which the Closing shall occur is referred to herein as the “Closing Date.”

Section 3.03  Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Acquiror, Blade, Merger Sub, the Surviving Blade Entity and their respective Affiliates and agents shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, any amounts that are required to be deducted or withheld with respect to the making of such payments under applicable Law. To the extent that any amounts are to be withheld from value deliverable to the Pre-Closing Holders (other than any such value that is subject to withholding because it is properly treated as compensation for applicable Tax purposes), Acquiror shall use commercially reasonable efforts to provide notice to the applicable holder at least five days prior to the day the relevant withholding is to be made (and all Parties agree to use commercially reasonable efforts to cooperate to reduce or eliminate any such withholding). To the extent that any amounts are deducted or withheld consistent with the terms of this Section 3.03 and paid over to the appropriate Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

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Section 3.04  Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Blade Stock issued and outstanding immediately prior to the Effective Time and held by a holder (a “Dissenting Stockholder”) who has not voted in favor of the adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Blade Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Merger Consideration pursuant to Section 3.01(b) but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Blade Stock shall be treated as if they had been converted as of Effective Time into the right to receive a portion of the Merger Consideration in accordance with Section 3.01(b), without interest thereon, upon transfer of such shares. Blade shall give the Acquiror (a) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by Blade relating to any Dissenting Stockholder’s rights of appraisal and (b) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Blade shall not, except with the prior written consent of the Acquiror (not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands.

Section 3.05  Earnout.

(a)  During the Earnout Period, Acquiror shall, and shall cause its controlled Affiliates to:

(i)  not take or omit to take any action that is in bad faith and for the primary purpose of avoiding, reducing, or preventing the achievement or attainment of the Price Earnout Milestone;

(ii)  as soon as practicable (and in any event within ten (10) Business Days) after the end of each monthly anniversary of a Measurement Start Date (each such period a “Measurement Period”), prepare and deliver to each of the Acquiror Representative and the Blade Representative (each, a “Representative Party”) a written statement, certified by the Acquiror’s Chief Financial Officer (each, a “Price Earnout Statement”), setting out (A) the VWAP of the Acquiror Common Stock for each Trading Day during such Measurement Period then ended and each preceding Measurement Period during the Earnout Period and (B) a statement as to whether the Price Earnout Milestone has been achieved during such Measurement Period (for the avoidance of doubt, Acquiror shall have no obligation to prepare and deliver a Price Earnout Statement following a Non-Reporting Measurement Period unless and until a New Measurement Start Date has occurred);

(iii)  make available, in the ten (10) Business Days following Acquiror’s delivery of a Price Earnout Statement, Acquiror’s Chief Financial Officer and related personnel and advisors to (A) conduct a telephone or video conference with the Acquiror Representative and the Blade Representative (or either of them) regarding questions concerning or disagreements with such Price Earnout Statement arising in the course of their review thereof, (B) respond to reasonable follow-up inquiries by the Acquiror Representative and the Blade Representative regarding the information provided by or on behalf of Acquiror during any such telephone or video conference and (C) otherwise reasonably cooperate with the Acquiror Representative and the Blade Representative in connection with such Representative Party’s review of any Price Earnout Statement;

(iv)  promptly upon the achievement of the Price Earnout Milestone (as finally determined pursuant to Section 3.05(c) or Section 3.05(d)), and in any event within ten (10) Business Days of such finally determined achievement of the Price Earnout

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Milestone (the “Price Milestone Issuance Date”), issue, or cause to be issued, to the Earnout Participants, in accordance with their respective Pro Rata Shares, the Earnout Shares, subject to Section 3.05(b); and

(v)  immediately prior to the occurrence of a Transaction Earnout Milestone (the “Transaction Milestone Issuance Date”), issue or cause to be issued, to the Earnout Participants, in accordance with their respective Pro Rata Shares, the Earnout Shares, subject to Section 3.05(b).

(b)  Notwithstanding anything in Section 3.05(a) to the contrary, to the extent that any portion of the Earnout Shares become issuable to an Earnout Participant in respect of such Earnout Participant’s Assumed Blade Options that remain unvested as of the Price Milestone Issuance Date or the Transaction Milestone Issuance Date, as applicable (each such award, an “Unvested Assumed Option”), then, in lieu of issuing such portion of the Earnout Shares to such Earnout Participant in respect of Unvested Assumed Options, Acquiror shall grant to such Earnout Participant, as soon as practicable following the later of (i) the Price Milestone Issuance Date or the Transaction Milestone Issuance Date, as applicable and (ii) Acquiror’s filing of a Form S-8 Registration Statement covering grants to be made in accordance herewith, restricted stock units for a number of shares of Acquiror Common Stock equal to such portion of the Earnout Shares otherwise issuable to such Earnout Participant in accordance with Section 3.05(a) in respect of Unvested Assumed Options (“Earnout RSUs”); provided that such Earnout RSUs shall only be granted in accordance herewith if the Earnout Participant remains in continuous service to Acquiror or any of its Subsidiaries as of the Price Milestone Issuance Date or the Transaction Milestone Issuance Date, as applicable (and, if such Earnout Participant has not so remained in continuous service, then no Earnout Shares or Earnout RSUs shall be granted to such Earnout Participant in accordance herewith in respect of such Unvested Assumed Option). Earnout RSUs shall vest, and the underlying shares of Acquiror Common Stock issued, in substantially equal quarterly installments over the remaining vesting schedule of the corresponding Unvested Assumed Option and shall be subject to the same vesting conditions as apply to the corresponding Unvested Assumed Options (as adjusted to reflect quarterly vesting installments).

(c)  If either Representative Party has any objections to a Price Earnout Statement, such Representative Party shall, within fifteen (15) Business Days of such Representative Party’s receipt of such Price Earnout Statement (the “Objection Period”), deliver to the Acquiror (to the attention of the Acquiror’s Chief Financial Officer) and the other Representative Party a written statement (an “Objection Statement”) setting forth such objections (in reasonable detail). If an Objection Statement is delivered by a Representative Party prior to the expiration of the Objection Period, the Acquiror and each Representative Party shall meet, confer and exchange any additional relevant information reasonably requested regarding the computations set forth in the Price Earnout Statement for a period of ten (10) Business Day thereafter (the “Negotiation Period”) and use reasonable best efforts to resolve by written agreement (the “Agreed Modifications”) any differences as to the computations in the Price Earnout Statement. In the event Acquiror and the Representative Parties so resolve any such differences, the Price Earnout Statement, as modified by the Agreed Modifications, shall be final and binding with respect to the applicable Measurement Period. In the event Acquiror and the Representative Parties do not resolve any differences as to the computations in the Price Earnout Statement prior to the expiration of the Negotiation Period, then either Representative Party may refer the dispute to a nationally recognized, independent accounting firm reasonably acceptable to Acquiror and Blade and independent to Acquiror and Blade (“Independent Expert”) within thirty (30) calendar days following the expiration of the Negotiation Period for final resolution of the dispute in accordance with the procedures set forth in Section 3.05(d).

(d)  If a dispute with respect to a Price Earnout Statement is submitted in accordance with this Section 3.05 to the Independent Expert for final resolution, Acquiror and the Representative Parties will follow the procedures set forth in this Section 3.05(d). Each of the Blade Representative and the Acquiror Representative agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert pursuant to this this Section 3.05(d). All fees and expenses of the Independent Expert will be borne by the Acquiror. Except as provided in the preceding sentence, all other costs and expenses incurred by the Blade Representative in connection with resolving any dispute hereunder before the Independent Expert

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will be borne by the Earnout Participants, and all other costs and expenses incurred by the Acquiror Representative in connection with resolving any dispute hereunder before the Independent Expert will be borne by the Acquiror. The Blade Representative and the Acquiror Representative will request that the Independent Expert’s determination be made within forty-five (45) days after its engagement, or as soon thereafter as possible, and that such determination be set forth in a written statement delivered to the Acquiror, the Acquiror Representative and the Blade Representative. The Independent Expert’s determination will be final, conclusive, non-appealable and binding for all purposes hereunder (other than in the event of fraud or manifest error). The Independent Expert will determine only those issues still in dispute as of the date of such Independent Expert’s engagement and such determination will be based solely upon and consistent with the terms and conditions of this Agreement. Each of the Blade Representative and the Acquiror Representative will be entitled to make one presentation to the Independent Expert and will use their reasonable best efforts to make their respective presentations to the Independent Expert as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Representative Party will be entitled, as part of its presentation, to respond to the presentation of the other Representative Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this Section 3.05(d). It is the intent of the parties hereto that the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery).

(e)  Following the Closing, the Acquiror and its Subsidiaries, including Blade and its Subsidiaries, will be entitled to operate their respective businesses based upon the business requirements of the Acquiror and its Subsidiaries. Each of the Acquiror and its Subsidiaries, including Blade and its Subsidiaries, will be permitted, following the Closing to make changes at its sole discretion to its operations, organization, personnel, accounting practices and other aspects of its business, including actions that may have an impact on the closing price of the Acquiror Common Stock and the achievement of the Price Earnout Milestone, and, other than as a result of a breach of Section 3.05(a)(i), the Earnout Participants will not have any right to claim the loss of all or any portion of any Earnout Shares or other damages as a result of such decisions.

(f)  If Acquiror shall, at any time or from time to time, after the date hereof effect a subdivision, stock split, stock dividend, reorganization, combination, recapitalization or similar transaction affecting the outstanding shares of Acquiror Common Stock (in each case, other than pursuant to the Conversion or the PIPE Investment) (an “Earnout Adjustment Event”), the number of shares of Acquiror Common Stock set forth in the definitions of Earnout Shares, and the stock price target set forth in the definition of Price Earnout Milestone, shall be equitably adjusted for such Earnout Adjustment Event. Any adjustment under this paragraph shall become effective at the close of business on the date the Earnout Adjustment Event becomes effective (which shall be the “ex” date, if any, with respect to any such event).

Section 3.06  Surrender of Common Stock and Disbursement of Merger Consideration.

(a)  Prior to the Closing, the Acquiror shall appoint its transfer agent, Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to Blade (the “Exchange Agent”), to act as the agent for the purpose of issuing the portion of the Merger Consideration issuable to the Pre-Closing Holders pursuant to Section 3.01(b).

(b)  At or prior to the Effective Time, the Acquiror shall send, or shall cause the Exchange Agent to send, to each Pre-Closing Holder whose shares of Blade Stock will be converted pursuant to Section 3.01(b) into the right to receive a portion of the Merger Consideration, a letter of transmittal and instructions, in the form attached hereto as Exhibit H (a “Letter of Transmittal”) (which shall specify that the delivery of shares of Blade Stock shall be effected, and risk of loss and title shall pass, only upon proper transfer of such shares to the Exchange Agent) for use in such exchange.

(c)  Each holder of shares of Blade Stock that have been converted into the right to receive a portion of the Merger Consideration pursuant to Section 3.01(b) shall be entitled to receive such portion of the Merger Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with

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a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent (collectively, the “Transmittal Documents”). No interest shall be paid or accrued upon the transfer of any share.

(d)  If any portion of the Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the applicable shares of Blade Stock are registered immediately prior to the Effective Time, it shall be a condition to such delivery that the recipient of such portion of the Merger Consideration or the Person in whose name such portion of the Merger Consideration is delivered or issued, shall have (A) if the Person in whose name the applicable shares of Blade Stock are registered immediately prior to the Effective Time is a Significant Blade Holder, executed and delivered a counterpart to a Lock-Up Agreement, and (B) executed and delivered the other Transmittal Documents and (ii) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such shares of Blade Stock or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e)  After the Effective Time, there shall be no further registration of transfers of Blade Stock on Blade’s stock register. If, after the Effective Time, shares of Blade Stock are presented to the Acquiror or the Exchange Agent, such shares shall be canceled and exchanged for the applicable portion of the Merger Consideration pursuant to Section 3.01(b) and in accordance with the procedures set forth in this Section 3.06. No dividends or other distributions declared or made after the date of this Agreement with respect to Acquiror Common Stock with a record date after the Effective Time will be paid to the holders of any shares of Blade Stock that have not yet been surrendered with respect to the Acquiror Common Stock to be issued upon surrender thereof until the holders of record of such shares shall surrender such shares and provide the other Transmittal Documents. Subject to applicable Law, following surrender of any such shares of Blade Stock and delivery of the other Transmittal Documents, Acquiror shall promptly deliver to the record holders thereof, without interest, the certificates representing the Acquiror Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Acquiror Common Stock.

(f)  All securities issued upon the surrender of Blade Stock or Convertible Securities, as applicable, in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities. Any portion of the Merger Consideration and the Earnout Shares made available to the Exchange Agent pursuant to Section 3.06(a), will, upon demand by Acquiror at any time following the one (1) year anniversary of the Closing, be returned to Acquiror and, thereafter, any such Blade Security Holder who has not exchanged its Blade Securities for the applicable portion of the Merger Consideration and right to receive the Earnout Shares in accordance with this Section 3.06 shall thereafter look only to the Acquiror for payment of the portion of the Merger Consideration and the Earnout Shares in respect of such Blade Securities without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of the Acquiror nor any other Party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat, or similar law.

Section 3.07  Fractional Shares. Notwithstanding anything to the contrary contained herein, no fraction of a share of Acquiror Common Stock will be issued by virtue of the Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock that otherwise would be received by such Person) shall instead have the number of shares of Acquiror Common Stock issued to such Person rounded down to the nearest whole share of Acquiror Common Stock.

Section 3.08  Payment of Transaction Expenses. On the Closing Date, concurrently with the Effective Time, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, without duplication, (a) all Acquiror Transaction Expenses which remain unpaid as of the Effective Time (including any costs of the D&O Tail or any new insurance directors’ and officers’ liability insurance policies) and other obligations of the Acquiror owed to the Sponsor as of the Effective Time with respect to working capital loans provided by Sponsor or its Affiliates and not incurred by Acquiror in violation of this Agreement, in each case as set forth on a written statement to be delivered to Blade not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing

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and (b) all Blade Transaction Expenses which remain unpaid as of the Effective Time as set forth on a written statement to be delivered to Acquiror by or on behalf of Blade not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing; provided, that any Blade Transaction Expenses due to current or former employees, independent contractors, officers, or directors of Blade or any of its Subsidiaries and, in each case, subject to applicable withholding, shall be paid Blade for further payment to such employee, independent contractor, officer or director through Blade’s payroll, as applicable.

Section 3.09  FIRPTA Certificate. At the Closing, Blade shall deliver, or cause to be delivered, to Acquiror a certificate prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), 1.897-2(h) and 1.1445-2(c)(3), certifying that no interest in Blade is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

Article IV
REPRESENTATIONS AND WARRANTIES OF BLADE

Except as set forth in the Schedules to this Agreement dated as of the date of this Agreement (each of which qualify (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), Blade represents and warrants to Sponsor and the Acquiror Parties as follows:

Section 4.01  Corporate Organization of Blade. Blade has been duly incorporated, is validly existing and is in good standing under the Laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties, rights, and assets and to conduct its business as it is now being conducted. Blade has provided to the Acquiror copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect, and copies of such Organizational Documents are (a) true, correct, and complete, (b) in full force and effect, and (c) have not been amended in any respect from the copies made available to Acquiror. Blade and its Subsidiaries are duly licensed or qualified and in good standing as a foreign entity in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Blade and each of its Subsidiaries is not in violation of any of the provisions of its Organizational Documents, except where such violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.02  Subsidiaries. The Subsidiaries of Blade, together with (i) their respective jurisdiction of incorporation or organization and (ii) names of their respective equity holders and details of equity ownership (including authorized (to the extent applicable) and outstanding shares of capital stock), are set forth on Schedule 4.02 (the “Company Subsidiaries”). Such Subsidiaries have been duly formed or organized, are validly existing under the laws of their jurisdiction of incorporation or organization and have the power and authority to own, operate and lease their properties, rights and assets and to conduct their business as it is now being conducted, except (other than with respect to due organization and valid existence) in each case has not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No Subsidiary of Blade has any limitation, whether by Contract, Governmental Order, or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to Blade or its Subsidiaries. Except for the equity interests of the Subsidiaries listed on Schedule 4.02, Blade does not own or have any rights to acquire, directly or indirectly, any equity interests of, or otherwise control, any Person. Neither Blade nor any of its Subsidiaries is a participant in any joint venture, partnership, or similar arrangement. There are no outstanding contractual obligations of Blade or its Subsidiaries to make any investment (whether in the form of a loan, a capital contribution, the purchase of equity or otherwise) in, any other Person (excluding,

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for the avoidance of doubt, purchases of goods and services in the ordinary course of business). Blade’s Subsidiaries are duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be in good standing or so licensed or qualified, except where the failure to be in good standing or so licensed or qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.03  Due Authorization. Blade has the requisite corporate power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and (subject to the approvals described in Section 4.05 and upon receipt of the Required Blade Stockholder Approval) to perform all obligations to be performed by it hereunder and thereunder and to consummate the Transactions and the transactions contemplated thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the Transactions and the transactions contemplated thereby have been duly authorized by the board of directors of Blade and, except for the Required Blade Stockholder Approval, no other corporate proceeding on the part of Blade is necessary to authorize this Agreement or any Transaction Agreements or Blade’s performance hereunder or thereunder. This Agreement has been, and each such Transaction Agreement (when executed and delivered by Blade) will be, duly and validly executed and delivered by Blade and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement will constitute, a valid and binding obligation of Blade, enforceable against Blade in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”).

Section 4.04  No Conflict. Except as set forth on Schedule 4.04, the execution, delivery and performance by Blade of this Agreement and the Transaction Agreements to which it is a party and the consummation by Blade of the Transactions and the transactions contemplated thereby do not and will not, (a) contravene or conflict with the Organizational Documents of Blade or, in any material respect, its Subsidiaries, (b) subject to the approvals described in Section 4.05, contravene or conflict with or constitute a violation of any provision of any Law, Permit or Governmental Order binding upon or applicable to Blade or any of its Subsidiaries or any of its assets or properties, (c) subject to the approvals described in Section 4.05, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which Blade or any of its Subsidiaries is a party or by which any of its assets or properties may be bound or affected or any Permit of Blade or its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset, property or Equity Security of Blade or any of its Subsidiaries, except in the case of each of clauses (b) through (d) as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05  Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of the Acquiror Parties contained in this Agreement, no action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of Blade or any Blade Subsidiary with respect to Blade’s execution, delivery and performance of this Agreement and the Transaction Agreements and the consummation of the Transactions and the transactions contemplated thereby, except for (a) applicable requirements of the HSR Act, the Exchange Act and the Securities Act, (b) the filing of the (i) Certificate of Merger and (ii) the Acquiror Charter, each in accordance with the DGCL, and (c) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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Section 4.06  Current Capitalization.

(a)  As of the date hereof, Blade’s authorized capital stock consists of (i) 178,329,409 shares of Blade Common Stock, 10,002,638 of which shares are issued and outstanding, and (ii) 151,185,364 shares of Blade Preferred Stock, 83,044,690 of which shares are issued and outstanding. With respect to the Blade Preferred Stock, (A) 6,500,000 shares are designated as Blade Series A Company Preferred Stock, 6,500,000 of which are issued and outstanding as of the date hereof, (B) 43,000,000 shares are designated as Blade Series B Blade Preferred Stock, 40,369,153 of which are issued and outstanding as of the date hereof, (C) 79,685,364 shares are designated as Blade Series C Blade Preferred Stock, 22,642,414 of which are issued and outstanding as of the date hereof, and (D) 22,000,000 shares are designated as Blade Series C-1 Blade Preferred Stock, 13,533,123 of which are issued and outstanding as of the date hereof. Schedule 4.06(a) sets forth the Equity Securities of Blade outstanding as of the date hereof (including the number and class or series (as applicable)) and the record ownership (including the percentage interests held thereby) thereof). All of the outstanding Equity Securities of Blade have been duly authorized, are fully paid and non-assessable and were not issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, the Blade Charter or any Contract to which Blade is a party or by which it or its Equity Securities are bound. As of the date hereof, no Blade Treasury Shares are outstanding. All of Blade’s issued and outstanding Equity Securities were issued in material compliance with applicable Securities Laws. The rights, privileges and preferences of the Blade Preferred Stock are as stated in the Blade Charter and as provided by the DGCL. As of the date hereof, Blade has reserved 31,446,448 shares of Blade Common Stock for issuance to officers, directors, employees, and consultants of Blade and its Subsidiaries pursuant to the Blade Equity Plan, which was duly adopted by Blade’s board of directors and approved by Blade’s stockholders. Of such shares of Blade Common Stock reserved for issuance under the Blade Equity Plan, as of the date hereof, (x) 21,585,562 of such shares are reserved for issuance upon exercise of currently outstanding Blade Options, (y) 6,740,349 of such shares are currently issued and outstanding that were issued upon exercise of Blade Options previously granted under the Blade Equity Plan, and (z) 3,120,537 shares remain available for future awards permitted under the Blade Equity Plan. With respect to each Blade Option, Schedule 4.06(a) sets forth as of the date hereof: (1) the name of the holder thereof; (2) the number of shares of Blade Common Stock issuable upon the exercise of such Blade Option; (3) the exercise price thereof; (4) the date of grant thereof; and (5) the vesting schedule for such Blade Option. Each grant of a Blade Option was made in accordance in all material respects with the terms of the applicable governing plan document and applicable Law. The representations and warranties set forth in this Section 4.06(a) are made solely by Blade and pertain only to Blade and its Subsidiaries.

(b)  Except as set forth on Schedule 4.06(a) there are no outstanding or authorized Convertible Securities, equity appreciation rights, phantom equity, profit participation or similar compensatory equity or equity-linked awards with respect to the Equity Securities of, or other equity or voting interest in, Blade. No Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of Blade. There are no outstanding contractual obligations of Blade to repurchase, redeem or otherwise acquire any Equity Securities of Blade. There are no outstanding bonds, debentures, notes or other indebtedness of Blade having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Blade’s stockholders may vote. Blade is not party to any stockholders agreement, voting agreement, proxies, registration rights agreement or other agreements or understandings relating to its equity interests.

(c)  (i) There are no declared but unpaid dividends or distributions in respect of any Equity Securities of Blade and (ii) since January 1, 2021, Blade has not made, declared, set aside, established a record date for or paid any dividends or distributions and has not repurchased, redeemed or otherwise acquired any equity interests of Blade, and the board of directors of Blade has not authorized any of the foregoing.

Section 4.07  Capitalization of Subsidiaries.

(a)  The outstanding shares of capital stock or other equity interests of Blade’s Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable. All of the outstanding Equity Securities in Blade’s Subsidiaries are solely owned by Blade, directly

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or indirectly, free, and clear of any Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents and pursuant to applicable Securities Laws) and have not been issued in violation of preemptive or similar rights. Except for Equity Securities owned by Blade or any wholly-owned Subsidiary of Blade, there are no Equity Securities of Blade’s Subsidiaries authorized, reserved, issued or outstanding.

(b)  There are no outstanding or authorized equity appreciation rights, phantom equity, profit participation or similar compensatory equity or equity-linked awards with respect to the Equity Securities of, or other equity or voting interest in, Blade’s Subsidiaries. No Person is entitled to any preemptive or similar rights to subscribe for Equity Securities of Blade’s Subsidiaries. There are no outstanding contractual obligations of any of Blade’s Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any such Subsidiary. There are no outstanding bonds, debentures, notes or other indebtedness of such Blade’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which such Subsidiaries’ stockholders may vote. No Subsidiary of Blade is a party to any stockholders agreement, voting agreement, proxies, registration rights agreement or other agreements or understandings relating to its equity interests.

(c)  Except for Equity Securities in any wholly-owned Subsidiary of Blade or as set forth on Schedule 4.07, neither Blade nor any of its Subsidiaries owns any Equity Securities in any Person. No shares of capital stock are held in treasury by any Subsidiary of Blade.

Section 4.08  Financial Statements.

(a)  Attached as Schedule 4.08(a) hereto are true, correct, accurate and complete copies of (i) the unaudited consolidated balance sheets of Blade and its Subsidiaries as at December 31, 2020, and the related unaudited consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the years then ended (the “Blade Unaudited Financial Statements”), (ii) the audited consolidated balance sheets of Blade and its Subsidiaries as at December 31, 2019 and December 31, 2018, and the related audited consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the years then ended, each audited in accordance with GAAP and AICPA standards, together with the auditor’s report thereon (the “Blade AICPA Audited Financial Statements”), and (iii) the unaudited consolidated condensed balance sheet of Blade as at June 30, 2021 (the “Most Recent Balance Sheet”), and the related unaudited consolidated condensed statements of income and comprehensive income, stockholders’ equity and cash flows for the six-month periods ended June 30, 2021 and June 30, 2020 (the “Blade Interim Financial Statements” and, together with the Blade Unaudited Financial Statements, the Blade AICPA Audited Financial Statements and, when delivered by Blade, the Blade Final Audited Financial Statements, the “Blade Financial Statements”). The Blade Financial Statements (A) comply in all material respects with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, (B) present fairly, in all material respects, the consolidated financial position, cash flows, income, changes in equity and results of operations of Blade and its Subsidiaries as of the dates and for the periods indicated in such Blade Financial Statements in conformity with GAAP during the periods involved (except in the case of the Blade Interim Financial Statements for the absence of footnotes and other presentation items and for normal and recurring year-end adjustments in each case, the impact of which is not expected to be material) and (C) were derived from, and accurately reflect, the books and records of Blade and its Subsidiaries. Neither Blade nor any of its Subsidiaries has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act. The representations and warranties set forth in this Section 4.08(a) are made solely by Blade and pertain only to Blade and its Subsidiaries.

(b)  Blade and its Subsidiaries have established and maintain systems of internal accounting controls that are designed to provide reasonable assurance that (i) all transactions are executed in accordance with management’s authorization, (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for its assets, (iii) it does not maintain any off-the-book accounts and that its assets are used only in accordance with the directives of its management, (iv) access to its assets is permitted only in accordance with management’s authorization, (v) the reporting of its assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and

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other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of Blade and its Subsidiaries are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws.

(c)  None of Blade, any of its Subsidiaries or Blade’s independent auditors has identified or been made aware of (after reasonable inquiry) any (i) “significant deficiency” in the internal controls over financial reporting of Blade and its Subsidiaries, (ii) “material weakness” in the internal controls over financial reporting of Blade and its Subsidiaries, or (iii) fraud, whether or not material, that involves management or other employees of Blade or its Subsidiaries who have a significant role in the internal controls over financial reporting of Blade and its Subsidiaries.

Section 4.09  Undisclosed Liabilities; Indebtedness.

(a)  Except as set forth on Schedule 4.09(a), as of the date hereof, neither Blade nor any of its Subsidiaries has any liability, debt or obligation, whether accrued, contingent, absolute, determined, determinable or otherwise, except for liabilities, debts or obligations (i) reflected or reserved for in the Most Recent Balance Sheet, (ii) that have arisen since January 1, 2021 in the ordinary course of business of Blade and its Subsidiaries, none of which is a liability for a breach of contract, breach of warranty or infringement or violation of Law, (iii) arising under this Agreement or in connection with the performance of Blade’s obligations hereunder, including transaction expenses, (iv) that would not be required to be set forth or reflected on a consolidated balance sheet of Blade and its Subsidiaries prepared in accordance with GAAP or in the footnotes thereto or (v) that are less than $500,000 individually or $1,000,000 in the aggregate. Neither Blade nor any of its Subsidiaries is a party to any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(b)  Neither Blade nor any of its Subsidiaries has any Indebtedness other than the Indebtedness set forth on Schedule 4.09(b), which schedule sets forth the amounts (including principal and any accrued but unpaid interest or other obligations) with respect to such Indebtedness. Except as disclosed on Schedule 4.09(b), no Indebtedness of Blade nor any of its Subsidiaries contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Blade or its Subsidiaries, or (iii) the ability of Blade or its Subsidiaries to grant any Lien on their respective properties or assets.

Section 4.10  Litigation and Proceedings. Except as described on Schedule 4.10, as of the date hereof, there is no, and since January 1, 2018, there has been no, pending or, to the knowledge of Blade, threatened Actions by, against or affecting Blade or any of its Subsidiaries or any of their properties, rights or assets, in each case, that would reasonably be expected to (a) involve an amount in controversy (not counting insurance deductibles) of at least $500,000 or (b) otherwise be, individually or in the aggregate, material to Blade and its Subsidiaries taken as a whole. There is no, and since January 1, 2018 there has been no, Governmental Order imposed upon or, to the knowledge of Blade, threatened against Blade or any of its Subsidiaries or any of their properties, rights or assets or, to the knowledge of Blade, its current or former directors, officers or equity holders (provided, that any Governmental Order involving the directors, officers or equity holders of Blade must be related to Blade’s business, equity securities or assets). Neither Blade nor any of its Subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the two preceding sentences that contains any ongoing obligations, restrictions, or liabilities (of any nature) that would reasonably be expected to be, individually or in the aggregate, material to Blade and its Subsidiaries taken as a whole. To the knowledge of Blade, none of the current or former officers, senior management, or directors of Blade or its Subsidiaries have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud within the past five (5) years.

Section 4.11  Compliance with Laws.

(a)  Except where the failure to be, or to have been, in compliance with such Laws as has not, and would not, individually or in the aggregate, be material to Blade and its Subsidiaries, taken as a whole, or as otherwise set forth on Schedule 4.11(a), Blade and its Subsidiaries are, and since

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January 1, 2018, have been, in compliance with all applicable Laws. Blade and its Subsidiaries (and, to the knowledge of Blade, its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with Blade) hold, and since January 1, 2018, have held, all licenses, approvals, consents, registrations, franchises and permits (the “Permits”) necessary for the lawful conduct of Blade’s business as presently conducted and for Blade to own, lease and operate its assets and properties, except where the failure to so hold has not had, and would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Blade has made available to the Acquiror true, correct, and complete copies of all material Permits, all of which are listed on Schedule 4.11(a). From January 1, 2018, (i) to the knowledge of Blade, neither Blade nor any of its Subsidiaries has received any written notice of any violations of applicable Laws, Governmental Orders or Permits and, (ii) to the knowledge of Blade, no assertion or Action of any violation of any Law, Governmental Order or Permit by Blade or any of its Subsidiaries is currently threatened against Blade or any of its Subsidiaries, in each case of the foregoing clauses (i) and (ii), except as has not had, and would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of Blade, no investigation or review by any Governmental Authority with respect to Blade or any of its Subsidiaries is pending or threatened, and no such investigations have been conducted by any Governmental Authority since January 1, 2018, in each case, except as has not had, and would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  Without limiting the generality of Section 4.11(a), as to each product or product candidate of Blade or its Subsidiaries subject to the jurisdiction of the U.S. Food and Drug Administration (“FDA”) under the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.) and the regulations promulgated thereunder (“FDCA”) that is or is proposed to be manufactured, packaged, labeled, tested, distributed, sold, and/or marketed by Blade (each such product or product candidate, a “Blade Product”), such Blade Product is being or will be manufactured, packaged, labeled, tested, distributed, sold and/or marketed by Blade in compliance in all material respects with all applicable requirements under FDCA and similar laws, rules and regulations relating to registration, investigational use, premarket clearance, licensure, or application approval, good manufacturing practices, good laboratory practices, good clinical practices, product listing, quotas, labeling, advertising, record keeping and filing of reports. There is no pending, completed or, to the knowledge of Blade, threatened, action (including any lawsuit, arbitration, or legal or administrative or regulatory proceeding, charge, complaint, or investigation) against Blade or its Subsidiaries, and Blade has not received any written notice, warning letter or other communication from the FDA or any other governmental entity, which (i) contests the premarket clearance, licensure, registration, or approval of, the uses of, the distribution of, the manufacturing or packaging of, the testing of, the sale of, or the labeling and promotion of any Blade Product, (ii) withdraws its approval of, requests the recall, suspension, or seizure of, or withdraws or orders the withdrawal of advertising or sales promotional materials relating to, any Blade Product, (iii) imposes a clinical hold on any clinical investigation by Blade or its Subsidiaries, (iv) enjoins production at any facility of or contracted with Blade or its Subsidiaries, (v) enters or proposes to enter into a consent decree of permanent injunction with Blade or its Subsidiaries, or (vi) otherwise alleges any violation of any laws, rules or regulations by Blade or its Subsidiaries, and which, either individually or in the aggregate, is or would reasonably be expected to be material to Blade and its Subsidiaries.

(c)  In addition, and also without limiting the generality of Section 4.11(a), Blade and its Subsidiaries are, and since January 1, 2018, have been, in compliance in all material respects with all applicable statutes, rules and regulations applicable to the Health Care Laws (as defined below). Neither Blade nor its Subsidiaries has received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product operation or activity is in material violation of any Health Care Laws, and, to the knowledge of Blade, no such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action is threatened. Neither Blade nor its Subsidiaries, and none of its officers, directors, or employees or, to the knowledge of Blade, contractors or agents, is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority. Additionally, neither Blade nor its Subsidiaries nor any of its officers, directors or employees or, to the knowledge

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of Blade, contractors or agents has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or, to the knowledge of Blade, is subject to a governmental inquiry, investigation, proceeding, or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion. Blade and its Subsidiaries have filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by the Health Care Laws, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were timely, complete, accurate and not misleading on the date filed in all material respects (or were corrected or supplemented by a subsequent submission).

Section 4.12  Material Contracts; No Defaults.

(a)  Schedule 4.12(a) contains a true and complete listing of all Contracts described in clauses (i) through (xxii) of this Section 4.12(a) to which, as of the date of this Agreement, Blade or any of its Subsidiaries is a party or by which any of their respective assets is bound (together with all material amendments, waivers or other changes thereto) other than any purchase orders entered into in the ordinary course of business and any Blade Benefit Plans and Foreign Plans (all such Contracts as described in clauses (i) through (xxii), collectively, the “Material Contracts”). True, correct, and complete copies of the Material Contracts have been delivered to or made available to Acquiror or its agents or Representatives.

(i)  Each Contract that by its terms (individually or with all related Contracts) provides for aggregate payments or consideration furnished (A) by Blade or by any of its Subsidiaries or (B) to Blade or to any of its Subsidiaries, in each case, of more than $500,000 in the calendar year ended December 31, 2020, or any subsequent calendar year or $1,000,000 in the aggregate;

(ii)  Each Contract relating to Indebtedness (whether incurred, assumed, guaranteed, or secured by any asset) with a principal amount (including the amount of any undrawn but available commitments thereunder) in excess of $500,000;

(iii)  Each Contract that is a purchase and sale or similar agreement for the acquisition (whether by merger, equity acquisition or otherwise) of any Person or any business unit thereof or the disposition of any material assets or Equity Securities of Blade or any of its Subsidiaries, in each case, (A) involving payments in excess of $500,000 (other than in the ordinary course of business consistent with past practice) and (B) pursuant to which there are any material ongoing obligations;

(iv)  Each lease, rental or occupancy agreement, license, installment and conditional sale agreement and each other Contract with outstanding obligations that (A) provides for the ownership of, leasing of, occupancy of, title to, use of, or any leasehold or other interest in any real or personal property and (B) involves aggregate payments in excess of $500,000 in any calendar year or $1,000,000 in the aggregate, other than sales or purchase agreements in the ordinary course of business and sales of obsolete equipment;

(v)  Each joint venture Contract, profit-sharing, agreement establishing an entity that is a partnership, limited liability company agreement or similar Contract (other than Contracts solely between or among Blade and any of its Subsidiaries);

(vi)  Each Contract requiring capital expenditures by Blade or its Subsidiaries after the date of this Agreement in an amount in excess of $250,000 in the aggregate (including pursuant to any joint venture);

(vii)  Each Contract expressly prohibiting or restricting in any material respect the ability of Blade or its Subsidiaries (A) to engage in any business, to solicit any Person (including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses, but excluding customary non-solicitation and no-hire provisions entered into in the ordinary course of

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business), to operate in any geographical area, to sell or provide any service or product or to compete with any Person, in each case, in any material respect or (B) to purchase or acquire an interest in any other Person;

(viii)  Each Contract that relates to the development, ownership, licensing or use of any Intellectual Property by, to or from Blade or any of its Subsidiaries;

(ix)  Each Contract that is between Blade or any of its Subsidiaries and any directors, officers, or employees of Blade or any of its Subsidiaries (other than standard form employee invention assignment agreements, confidentiality agreements, consulting agreements, independent contractor agreements, at-will employment offer letters or agreements and similar Contracts entered into with service providers in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements;

(x)  Each employment Contract with any individual that (A) provides for annual base salary in excess of $300,000, (B) provides for the payment or accelerated vesting of any compensation or benefits in connection with the consummation of the Transactions, including any severance in excess of that which is required by applicable Laws, retention, change of control, transaction, or similar payments, or (C) otherwise restricts the ability of Blade or any of its Subsidiaries to terminate employment or engagement of such individual at any time for any reason or no reason without penalty or liability other than in the ordinary course of business or as otherwise required by Law;

(xi)  Each collective bargaining agreement or other Contract (each, a “CBA”) with Blade or any of its Subsidiaries, on the one hand, and any labor union, labor organization or works council representing employees of Blade or such Subsidiary, on the other hand;

(xii)  Each Contract that is a settlement, conciliation, or similar agreement with any Governmental Authority or pursuant to which Blade or any of its Subsidiaries will have any outstanding obligation in excess of $250,000 after the date of this Agreement;

(xiii)  Any Contract solely between or among Blade and any of its Subsidiaries which is material to Blade and its Subsidiaries taken as a whole;

(xiv)  Any Contract with (A) any Affiliate of Blade (other than a Subsidiary of Blade) or (B) any Affiliate or family member of any Pre-Closing Holder, in each case, that is material to Blade or its Subsidiaries or under which Blade or its Subsidiary has material Liabilities;

(xv)  Any Contract that is a currency or interest hedging arrangement or involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible;

(xvi)  Each Contract with any Top Vendor of Blade or its Subsidiaries;

(xvii)  Each Contract that obligates Blade or any of its Subsidiaries to provide a guarantee of the obligations of a third party after the date hereof in excess of $250,000;

(xviii)  Each Contract that relates to a material settlement entered into within the three (3) years prior to the date of this Agreement under which Blade has outstanding obligations that are either in excess of $250,000 or otherwise material to Blade (and, for the avoidance of doubt, excluding customary confidentiality obligations);

(xix)  Each Contract that provides another Person (other than any manager, director, or officer of Blade) with a power of attorney with respect to Blade or any of its Subsidiaries;

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(xx)  Each Contract that relates to any merger, consolidation or other business combination between Blade or any of its Subsidiaries, on the one hand, and any other Person, on the other hand, or Blade’s or any of its Subsidiaries’ acquisition or disposition of any other entity, material business or material assets;

(xxi)  Each Contract not otherwise described in any subsection of this Section 4.12(a) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by Blade as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if Blade was the registrant; and

(xxii)  Any commitment to enter into agreement of the type described in clauses (i) through (xxi) of this Section 4.12(a).

(b)  Except for any Contract that has terminated or will terminate upon the expiration of the state term thereof prior to the Closing Date, and except as would not reasonably be expected to be, individually or in the aggregate, material to Blade and its Subsidiaries, taken as a whole, as of the date of this Agreement, each Material Contract is (i) in full force and effect and (ii) represents the legal, valid and binding obligations of Blade or one of its Subsidiaries that is a party thereto and, to the knowledge of Blade, represents the legal, valid and binding obligations of the other parties thereto, in each case, subject to the Enforceability Exceptions. Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Blade and its Subsidiaries taken as a whole, (u) Blade has not waived any material rights under any such Material Contract, (v) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Material Contract, (w) neither Blade nor any of its Subsidiaries nor, to the knowledge of Blade, any other party thereto is or is alleged to be in breach of or default under any Material Contract and to the knowledge of Blade no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by Blade, or permit termination or acceleration by the other party thereto, under such Material Contract, (x) since January 1, 2020, neither Blade nor any of its Subsidiaries has received any written claim or notice of breach of or default under any such Material Contract, (y) to the knowledge of Blade, no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Material Contract (in each case, with or without notice or lapse of time or both), and (z) no party to any such Material Contract that is a customer of or supplier to Blade or any of its Subsidiaries has, within the past 12 months, canceled or terminated its business with, or threatened in writing to cancel or terminate its business with, Blade or any of its Subsidiaries.

Section 4.13  RESERVED.

Section 4.14  Blade Benefit Plans.

(a)  Schedule 4.14(a) sets forth a true and complete list of each material Blade Benefit Plan and each material Foreign Plan; provided, however, that any individual employment agreement (or offer letter) or individual consulting agreement that, in either case, is consistent in all material respects with the applicable template listed on Schedule 4.14(a), shall not be required to be listed on Schedule 4.14(a). For purposes of this Agreement a “Blade Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any equity ownership, equity purchase, equity option, phantom equity, equity or other equity-based incentive award, severance, employment, consulting, retention, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee loan and all other benefit or compensation plans, agreements, programs, policies, Contracts or other arrangements, whether or not subject to ERISA, which are contributed to, required to be contributed to, sponsored by or maintained by Blade or any of its Subsidiaries for the benefit of any Blade Service Provider or any of its Subsidiaries or under or with respect to which Blade or any of its Subsidiaries has any liability or obligation, contingent or otherwise, in any case, excluding any (i) statutory plan, program or arrangement that is both required under applicable Laws and maintained by Governmental Authority, (ii) Multiemployer Plan and (iii) Foreign Plan.

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(b)  With respect to each Blade Benefit Plan and Foreign Plan of Blade listed on Schedule 4.14(a), Blade has delivered or made available to Acquiror copies of (i) such Blade Benefit Plan or Foreign Plan, as applicable, and any trust agreement or other funding instrument relating to such plan, (ii) the most recent summary plan description, if any, required under ERISA with respect to such Blade Benefit Plan, (iii) the most recent annual report on Form 5500 and all attachments with respect to such Blade Benefit Plan (if applicable), (iv) the most recent actuarial valuation (if applicable) relating to such Blade Benefit Plan or Foreign Plan, as applicable, (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service (“IRS”) with respect to such Blade Benefit Plan, and (vi) any material or non-routine correspondence with any Governmental Authority within the past three years.

(c)  Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Blade and its Subsidiaries, taken as a whole, (i) each Blade Benefit Plan has been established, maintained, funded and in compliance with its terms and all applicable Laws, including ERISA and the Code, and (ii) all contributions, premiums or other payments that are due with respect to any Blade Benefit Plan have been made and all such amounts due for any period ending on or before the Closing Date have been made or properly accrued and reflected in Blade’s financial statements to the extent required by GAAP.

(d)  Each Blade Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code (A) has received a favorable determination or opinion letter as to its qualification or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and, to Blade’s knowledge, nothing has occurred, whether by action or failure to act, that could reasonably be expected to adversely affect such qualification.

(e)  (i) No event has occurred and no condition exists that would subject Blade or any of its Subsidiaries, either directly or by reason of their affiliation with an ERISA Affiliate, to any material tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Law, (ii) there do not exist any pending or, to Blade’s knowledge, threatened Actions (other than routine claims for benefits), audits or investigations with respect to any Blade Benefit Plan, (iii) there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA, and (iv) no breaches of fiduciary duty (as determined under ERISA) with respect to any Blade Benefit Plan have occurred that, in each case, either individually or in the aggregate, could reasonably be expected to result in material liability to Blade and any of its Subsidiaries, taken as a whole.

(f)  No Blade Benefit Plan provides, nor has Blade or any of its Subsidiaries incurred, any current or projected liability in respect of post-employment or post-retirement or post-termination health, medical or life insurance benefits for current, former or retired Blade Service Provider, except (i) as required to avoid an excise tax under Section 4980B of the Code (“COBRA”) or similar applicable Law, (ii) coverage through the end of the calendar month in which a termination of employment occurs, or (iii) pursuant to an applicable agreement, plan or policy listed on Schedule 4.14(a) (including a template) requiring Blade or any of its Subsidiaries to pay or subsidize COBRA premiums for a terminated employee following the employee’s termination. Neither Blade nor any of its Subsidiaries has incurred (whether or not assessed) any material Tax or other penalty with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable, or under Section 4980B, 4980D or 4980H of the Code.

(g)  None of Blade, any of its Subsidiaries, or its ERISA Affiliates sponsors, maintains, contributes to, is required to contribute to, or otherwise has or could reasonably be expected to have any current or contingent liability or obligation under or with respect to: (i) a multiemployer plan (as defined in Section 3(37) of ERISA or Section 4001(a)(3) of the Code) (a “Multiemployer Plan”), (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 or Section 4971 of the Code, (iii) a “multiple employer plan” (within the meaning of Section 210 of ERISA or 413(c) of the Code), or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). For purposes of this Agreement, “ERISA Affiliate” means, with respect to Blade, any Person or entity (whether or not incorporated) other than Blade or a Subsidiary of Blade

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that, together with Blade, is under common control or treated as one employer under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m), or (o) of the Code. Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, neither Blade nor any of its Subsidiaries has any current or contingent liability or obligation on account of at any time being considered a single employer under Section 414 of the Code with any other Person.

(h)  Except as set forth on Schedule 4.14(h), neither the execution and delivery of this Agreement by Blade nor the consummation of the Merger will (whether alone or in connection with any other event(s)) (i) result in the acceleration, funding, vesting or creation of any rights of any current or former Blade Service Provider to any compensatory payments or benefits or increases in any compensatory payments or benefits (including any loan forgiveness) under any Blade Benefit Plan (or under any arrangement that would be a Blade Benefit Plan if in effect as of the date of this Agreement), (ii) result in the payment to any current or former Blade Service Provider of any severance payments, or any increase in severance payments or benefits upon any termination of employment or service, or (iii) result in any “excess parachute payment” within the meaning of Section 280G of the Code (or corresponding provision of state law) to any Blade Service Provider who is a “disqualified individual” within the meaning of Section 280G of the Code.

(i)  Except as set forth on Schedule 4.14(i), neither Blade nor any of its Subsidiaries maintains any obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(j)  Each Blade Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code is in material documentary compliance with, and has been maintained, operated, and administered in all material respects in compliance with, Section 409A of the Code, and all applicable regulations, other guidance issued, and notices issued thereunder.

(k)  With respect to each Foreign Plan, (i) all employer and employee contributions to each Foreign Plan required by Law or by the terms of such Foreign Plan have been timely made in all material respects, or, if applicable, accrued in accordance with normal accounting practices; (ii) each Foreign Plan required to be registered has been registered and has been maintained in good standing in all material respects with applicable regulatory authorities; and (iii) no Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded liabilities. For purposes of this Agreement a “Foreign Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, and any equity ownership, equity purchase, equity option, phantom equity, equity or other equity-based incentive award, severance, employment, consulting, retention, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee loan and all other benefit or compensation plans, agreements, programs, policies, Contracts or other arrangements, whether or not subject to ERISA, which are contributed to, required to be contributed to, sponsored by or maintained by Blade or any of its Subsidiaries for the benefit of any Blade Service Provider or under or with respect to which Blade or any of its Subsidiaries has any liability or obligation, contingent or otherwise, in each case, that is subject to the Laws of a jurisdiction other than the United States (whether or not United States Law also applies) and in any case, excluding any (i) statutory plan, program or arrangement that is both required under applicable Laws and maintained by Governmental Authority and (ii) Multiemployer Plan.

(l)  Each Blade Option intended to qualify as an “incentive stock option” under the Code so qualifies to the maximum extent permitted by the Code and each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of Blade.

Section 4.15  Labor Matters.

(a)  Neither Blade nor any of its Subsidiaries is party to or bound by any CBA and no employees of Blade are represented by any labor union, other labor organization or works council with respect to their employment with Blade or any of its Subsidiaries. There are, and since January 1, 2018 there have been, no pending, or to the knowledge of Blade, threatened (i) labor organizing activities or

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representation or certification proceedings by any labor union, works council or other labor organization to organize any of Blade Employees, and (ii) material labor disputes, labor grievances, labor arbitrations, unfair labor practice charges, strikes, lockouts, picketing, hand billing, slowdowns, concerted refusals to work overtime, or work stoppages against or affecting Blade or any of its Subsidiaries.

(b)  Except as set forth on Schedule 4.15(b) or except where the failure to be, or to have been, in compliance with such Laws as has not, and would not, individually or in the aggregate, reasonably be expected to result in material liability to Blade and its Subsidiaries, taken as a whole, Blade and its Subsidiaries are, and since January 1, 2018 have been, in compliance in all material respects with all applicable Laws regarding labor, employment and employment practices, including all Laws respecting terms and conditions of employment, health and safety, employee classification (including the classification of independent contractors and exempt and non-exempt employees), discrimination, harassment or retaliation, whistleblowing, wages and hours, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), COVID-19, affirmative action, workers’ compensation, labor relations, employee leave issues, employee trainings and notices, and unemployment insurance.

(c)  Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to Blade and its Subsidiaries, taken as a whole: (i) Blade and its Subsidiaries have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to Blade’s current or former directors, officers, employees or independent contractors under applicable Law, Contract or company policy, and (ii) each individual who is providing, or since January 1, 2018, has provided, services to Blade or its Subsidiaries and is, or was, classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider, is, and has been, properly classified and treated as such for all applicable purposes.

(d)  To the knowledge of Blade, no Key Employee is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (i) owed to Blade or any of its Subsidiaries; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by Blade or any of its Subsidiaries.

(e)  Blade and its Subsidiaries have reasonably investigated all formal sexual harassment or other discrimination, or unlawful retaliation allegations raised in the last three years against any Key Employee. With respect to each such allegation with potential merit, Blade or its applicable Subsidiary has taken prompt corrective action.

(f)  No material employee layoff, facility closure or shutdown (whether voluntary or by Governmental Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, salary or wages, or other workforce changes affecting Blade Employees has occurred since March 1, 2020, or is currently contemplated, planned or announced, including as a result of COVID-19 or any COVID-19 Measures.

(g)  Since January 1, 2018, neither Blade nor any of its Subsidiaries has implemented any plant closing or employee layoffs that would trigger notice obligations under the WARN Act.

(h)  Since January 1, 2020, Blade has not received written notice that any Key Employee intends to terminate his or her employment with Blade prior to the one-year anniversary of the Closing.

Section 4.16  Taxes.

(a)  All material Tax Returns required by Law to be filed by Blade and its Subsidiaries have been duly filed with the appropriate Governmental Authority, and all such Tax Returns are true, correct, and complete in all material respects.

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(b) All material amounts of Taxes due and owing by Blade and its Subsidiaries (whether or not reflected on any Tax Return) have been duly paid to the appropriate Governmental Authority, and since the date of the Most Recent Balance Sheet, neither Blade nor any of its Subsidiaries has incurred or accrued any material Tax liability or material amounts of taxable income or gain outside the ordinary course of business other than any liabilities incurred in connection with the Transactions.

(c) Blade and each of its Subsidiaries has (i) withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or owed to any employee, independent contractor, creditor, member, or any other third party, (ii) duly and timely remitted such amounts to the appropriate Governmental Authority, and (iii) complied in all material respects with applicable Laws with respect to Tax withholding, including all reporting and record keeping requirements.

(d) Neither Blade nor any of its Subsidiaries is engaged in any material audit, administrative proceeding, or judicial proceeding with respect to Taxes. Neither Blade nor any of its Subsidiaries is the subject of any dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have been resolved, and no such claims have been threatened in writing. All material deficiencies for Taxes asserted or assessed in writing against Blade or any of its Subsidiaries have been fully and timely (taking into account applicable extensions) paid, settled, or withdrawn. No written claim has been made by any Governmental Authority in a jurisdiction where Blade or its Subsidiaries does not file a Tax Return that such entity is or may be subject to material Taxes or required to file a Tax Return in respect of material Taxes in that jurisdiction. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Blade or any of its Subsidiaries, and no written request for any such waiver or extension is currently pending.

(e) Neither Blade nor any of its Subsidiaries (nor any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for income tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the two years prior to the date of this Agreement.

(f) Neither Blade nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar or corresponding provision of state, local or foreign Law).

(g) Neither Blade nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in, or use of an improper, method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) entered into prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law); or (v) prepaid amount or deferred revenue received prior to the Closing outside the ordinary course of business. Neither Blade nor any of its Subsidiaries will be required to make any payment after the Closing Date as a result of an election under Section 965(h) of the Code.

(h) There are no Liens with respect to Taxes on any of the assets of Blade and its Subsidiaries, other than Liens for Taxes not yet due and payable.

(i) Neither Blade nor any of its Subsidiaries (i) has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes other than such a group that includes only Blade and its Subsidiaries, or (ii) has any material liability for or in respect of the Taxes of any Person (other than Blade or its Subsidiaries) (A) as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, including under Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law) or (B) as a transferee or successor, by Contract, assumption or operation of law, or otherwise (except, in each case, for (1) liabilities pursuant to customary commercial contracts entered into in the ordinary course of business and not primarily relating to Taxes and (2) agreements solely among Blade and its Subsidiaries).

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(j) Neither Blade nor any of its Subsidiaries is a party to, or bound by, or has any obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (except, in each case, for (1) liabilities pursuant to customary commercial contracts entered into in the ordinary course of business and not primarily relating to Taxes and (2) agreements solely among Blade and its Subsidiaries).

(k) Schedule 4.16(a)(k) sets forth the classification of Blade and each of its Subsidiaries for U.S. federal income Tax purposes.

(l) As of the date hereof, neither Blade nor any of its Subsidiaries has taken any action (or caused any action to be taken), or is aware of any fact or circumstance, that, individually or in the aggregate, would reasonably be expected to prevent the Merger from qualifying for the Intended Income Tax Treatment.

Section 4.17 Insurance.

(a) Schedule 4.17(a) contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance held by, or for the benefit of, Blade or its Subsidiaries as of the date of this Agreement (by policy number, insurer, coverage period, coverage amount and type of policy). With respect to each such insurance policy required to be listed on Schedule 4.17(a), except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all premiums due have been timely paid, (b) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (c) neither Blade nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to Blade’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of Blade, no such action has been threatened, and (d) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals. Neither Blade nor any of its Subsidiaries has any self-insurance or co-insurance programs. In the past three (3) years, neither Blade nor any of its Subsidiaries has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 4.17(b) identifies each individual insurance claim in excess of $50,000 made by Blade or any of its Subsidiaries in the past three (3) years. Blade has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to Blade or its Subsidiaries taken as a whole. To the knowledge of Blade, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such material insurance claim. Blade has not made any claim against an insurance policy as to which the insurer is denying coverage.

Section 4.18 Permits. Blade and its Subsidiaries, hold all Permits necessary for the lawful conduct of the business of Blade and its Subsidiaries as presently conducted and to own, lease and operate its assets and properties, except where the failure to so hold has not had, and would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and are in compliance with the terms of all Permits necessary for the ownership and operation of its business and assets, and all such Permits are in full force and effect. No event has occurred with respect to any material Permits which permits, or after the giving of notice or lapse of time or both would permit, revocation, cancellation or termination thereof, or would result in any other material impairment of the rights of the holder of any such material Permit, except where the revocation, cancellation, termination or material impairment would not reasonably be expected to be, individually or in the aggregate, material to Blade and its Subsidiaries, taken as a whole, or materially impair the ability Blade or its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Transaction

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Agreements to which Blade is party or bound or to perform its obligations hereunder or thereunder. Neither Blade nor any of its Subsidiaries is in violation in any material respect of the terms of any material Permit, and neither Blade nor any of its Subsidiaries has received any written or, to the knowledge of Blade, oral notice of any Actions relating to the revocation or modification of any material Permit. Except as would not reasonably be expected to be, individually or in the aggregate, material to Blade and its Subsidiaries taken as a whole, there is no pending or, to the knowledge of Blade, threatened (orally or in writing) legal proceeding with any Governmental Authority having jurisdiction or authority over the operations of Blade or any of its Subsidiaries that would reasonably be expected to impair the validity of any Permit, or result in the revocation, cancellation, termination or material impairment of any Permit.

Section 4.19 Equipment and Other Tangible Property. Blade or one of its Subsidiaries owns and has good title to all material equipment and other material tangible property and assets reflected on the books of Blade and its Subsidiaries as owned by Blade or one of its Subsidiaries, free and clear of all Liens other than Permitted Liens, except as would not be material, individually or in the aggregate, to Blade and its Subsidiaries, taken as a whole. Except as set forth in Schedule 4.19, all such material equipment, other tangible property and assets are in operating condition and repair in all material respects (reasonable wear and tear excepted consistent with the age of such items) and are suitable for their present use in the business of Blade and its Subsidiaries.

Section 4.20 Real Property.

(a) Schedule 4.20(a) contains a true, correct and complete list, as of the date of this Agreement, of all Leased Real Property of Blade and its Subsidiaries, including the address of each Leased Real Property. Blade has made available to Acquiror true, correct and complete copies of the material Contracts pursuant to which Blade or any of its Subsidiaries use or occupy (or have been granted an option to use or occupy) the Leased Real Property or is otherwise a party with respect to the Leased Real Property (the “Leases”), and in the case of any oral Leased Real Property Lease, a written summary of the material terms of such Leased Real Property. Blade or one of its Subsidiaries has a valid and subsisting leasehold estate in all Leased Real Property, and to the knowledge of Blade, there are no material disputes with respect to any material Lease, in each case, subject only to Permitted Liens. With respect to each Lease and except as would not be, individually or in the aggregate, material to Blade or its Subsidiaries, taken as a whole, (i) such Lease is valid, binding and enforceable and in full force and effect against Blade or one of its Subsidiaries and, to Blade’s knowledge, the other party thereto, subject to the Enforceability Exceptions, and each such Lease is in full force and effect, (ii) no Lease has been amended or modified except as reflected in the modifications, amendments, supplements, waivers and side letters made available to Acquiror, (iii) neither Blade nor any of its Subsidiaries has received or given any written notice of default or breach under any of the Leases and to the knowledge of Blade, neither Blade nor its Subsidiaries has received oral notice of any default or breach that has not been cured, and (iv) to the knowledge of Blade, there does not exist under any Lease any event or condition which, with notice or lapse of time or both, would become a default or breach by Blade or one of its Subsidiaries or, in each case, to Blade’s knowledge, the other party thereto.

(b) Neither Blade nor any of its Subsidiaries is in material default or material violation of, or not in material compliance with, any legal requirements applicable to its occupancy of the Leased Real Property.

(c) Neither Blade nor any of its Subsidiaries owns any land, buildings, or other real property.

Section 4.21 Intellectual Property and IT Security.

(a) Schedule 4.21(a) sets forth a complete and correct list of all registrations or applications for the following that are included in the Blade Intellectual Property: (A) trademarks, (B) patents, (C) copyrights, and (D) internet domain names, specifying as to each item, as applicable, the owner(s) of record, jurisdiction of application or registration, the application or registration number and the date of application or registration (“Registered Intellectual Property”). Excluding any pending

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applications included in the Registered Intellectual Property, each item of material Registered Intellectual Property is subsisting, valid and, to the knowledge of Blade, enforceable. To the knowledge of Blade, pending applications in the Registered Intellectual Property are subsisting and seek valid and enforceable Intellectual Property. Blade or one of its Subsidiaries (i) solely and exclusively owns all right, title and interest in and to the Owned Intellectual Property and (ii) to the knowledge of Blade, has the contractual right to use pursuant to a valid and enforceable written license all other Intellectual Property used in or necessary for the operation of the respective businesses of Blade and its Subsidiaries, as presently conducted (“Licensed Intellectual Property”), in each case, free and clear of all Liens other than Permitted Liens.

(b) To the knowledge of Blade, neither the execution of this Agreement nor the consummation of the Transactions will result in: (i) the loss or impairment of Blade’s or its Subsidiaries’ right to own or use any of its material Blade Intellectual Property, or (ii) the payment of any additional consideration for Blade’s or its Subsidiaries’ right to own or use any of the Blade Intellectual Property.

(c) There is not, and there has not in the last six (6) years been, any Action pending, threatened or received in writing, by Blade or its Subsidiaries with respect to Blade Intellectual Property, except as would not be expected to be material to Blade or its Subsidiaries. To the knowledge of Blade, neither Blade, nor any of its Subsidiaries nor the conduct of their respective businesses as presently conducted, infringes, misappropriates or otherwise violates, or has, in the past six (6) years, infringed, misappropriated or otherwise violated, any Intellectual Property of any third party. To the knowledge of Blade, no third party is currently infringing, misappropriating, diluting or otherwise violating, or has, in the last six (6) years, infringed, misappropriated, diluted or otherwise violated, any of the Blade Intellectual Property as presently conducted, except as would not be expected to be material to Blade or its Subsidiaries, taken as a whole.

(d) Blade and its Subsidiaries have taken commercially reasonable steps under the circumstances to maintain, preserve, and protect all material Owned Intellectual Property. Each current or former employee, consultant and independent contractor of Blade and its Subsidiaries who has contributed to or participated in the creation of any material Owned Intellectual Property has executed and delivered to Blade or one of its Subsidiaries either a (i) “work-for-hire” agreement under which Blade or one of its Subsidiaries is deemed to be the owner or author of all Intellectual Property rights created or developed by such Person, or (ii) a written assignment by such Person (by way of a present grant of assignment) in favor of Blade or one of its Subsidiaries of all right, title and interest in and to such Intellectual Property, and in case of the foregoing clauses (i) and (ii), that also prohibits such Person, where commercially reasonable or customary, from using or disclosing any Trade Secrets included in the Owned Intellectual Property. To the knowledge of Blade, no Person is in material breach of any such agreement. To the knowledge of Blade, Licensors have maintained, preserved, and protected all Licensed Intellectual Property.

(e) Blade and its Subsidiaries are in possession of the source code and object code for all Software constituting their material Owned Intellectual Property (“Owned Software”). Neither Blade nor its Subsidiaries have incorporated any “open source”, “copyleft” or analogous license (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses) (“Open Source Code”) into Owned Software, distributed Open Source Code in conjunction with Owned Software or used Open Source Code, in each case in a manner that requires that any of the Owned Software (other than such Open Source Code) to be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works, or (iii) redistributable at no charge or minimal charge.

(f) Blade and its Subsidiaries have taken commercially reasonable efforts consistent with industry standards for companies of Blade’s size that are designed to (i) protect the confidentiality, integrity and security of the IT Systems from any unauthorized use, access, interruption, or modification, and (ii) ensure that all IT Systems (A) operate and run in a reasonable and efficient business manner in all material respects, and (B) free from any virus, malware or programming, or design error or corruption of material defect. The IT Systems are sufficient for the current needs of Blade and its Subsidiaries in all

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material respects. Blade and its Subsidiaries have implemented and maintained commercially reasonable disaster recovery and business continuity plans, procedures, and facilities, acted in compliance therewith, and has taken commercially reasonable steps to test such plans and procedures on a periodic basis.

(g) To the knowledge of Blade, Blade and its Subsidiaries are, and at all times since January 1, 2018, have been, in compliance with all Data Security Requirements in all material respects. Blade and its Subsidiaries have in place, maintain, and enforce commercially reasonable policies, procedures, and rules regarding data privacy, protection, and security as required by all Data Security Requirements. To the knowledge of Blade, since January 1, 2018, neither Blade nor any of its Subsidiaries have experienced any incident in which Personal Information or Trade Secret was stolen or improperly accessed, used, processed, transferred, disclosed, destroyed, lost, or otherwise compromised, and neither Blade nor any of its Subsidiaries have received any written complaints from any Person with respect thereto, except as would not be expected to have a Company Material Adverse Effect.

Section 4.22 Environmental Matters. Except, in each case, as would not be material to Blade and its Subsidiaries, taken as a whole:

(a) Blade and its Subsidiaries are, and since January 1, 2018, have been, in compliance in all material respects with all Environmental Laws, which includes and has included obtaining, maintaining in good standing and complying in all material respects with all Permits required under Environmental Laws (“Environmental Permits”).

(b) There are no Actions or notices of violation pending against or, to the knowledge of Blade, threatened in writing against Blade or any of its Subsidiaries alleging, and Blade and its Subsidiaries have not received any written notice, report or other information regarding, any material violations of or material liability under any Environmental Law or any material violations or material liability concerning any Hazardous Materials, nor is there any basis for any such claims or notices. There are no Actions pending or, to the knowledge of Blade, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the knowledge of Blade, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

(c) Neither Blade nor its Subsidiaries is the subject of any outstanding Governmental Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. Blade has not assumed, contractually or by operation of Law, any Liabilities, or obligations under any Environmental Laws. No Action has been made or is pending, or to the knowledge of Blade, threatened against Blade or its Subsidiaries or any assets of Blade or its Subsidiaries alleging either or both that Blade or its Subsidiaries may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) Blade has not manufactured, treated, stored, disposed of, arranged for, or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of Blade, or any property currently or formerly owned, operated, or leased by Blade or any property to which Blade arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in Blade or any of its Subsidiaries incurring any material environmental Liabilities.

Section 4.23  Absence of Changes. From and after the date of the most recent Audited Financial Statement, Blade and its Subsidiaries have (a) conducted its business only in the ordinary course of business consistent with past practice and (b) not been subject to a Company Material Adverse Effect that is continuing.

Section 4.24  Brokers’ Fees. Other than as set forth on Schedule 4.24, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee, commission or other similar payment in connection with the Transactions based upon arrangements made by Blade, any of its Subsidiaries or any its Affiliates.

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Section 4.25  Related Party Transactions. Except for the Contracts set forth on Schedule 4.25, there are no Contracts between Blade or any of its Subsidiaries, on the one hand, and any Affiliate, officer, director or holder of Equity Securities of Blade or any of its Subsidiaries or, to Blade’s knowledge, any Affiliate or family member of any of the foregoing (each of the foregoing, a “Related Person”), on the other hand, except in each case, for (a) employment agreements, fringe benefits and other compensation paid to directors, officers and employees consistent with previously established policies, (b) reimbursements of expenses incurred in connection with their employment or service (excluding from clause (a) and this clause (b) any loans made by Blade or its Subsidiaries to any officer, director, employee, member or stockholder and all related arrangements, including any pledge arrangements), and (c) amounts paid pursuant to Blade Benefit Plans and Foreign Plans listed on Schedule 4.14(a).

Section 4.26  Proxy Statement/Prospectus; Information Provided. None of the information supplied or to be supplied by Blade, or by any other Person acting on behalf of Blade, in writing specifically for inclusion in (a) any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange in connection with the Transactions or the transactions contemplated by the Transaction Agreements, (b) the Proxy Statement/Prospectus, (c) the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing or (d) the mailings or other distributions to the Acquiror’s shareholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that Blade does not make any representations or warranties as to the information contained in or omitted from any such document identified in (a) through (c) (i) that is modified in any material respect by Acquiror or any of its Affiliates or Representatives without Blade’s prior written approval which is misleading by virtue of such modification or (ii) in reliance upon and in conformity with information furnished in writing by or on behalf of Acquiror or any of its Affiliates specifically for inclusion in any such document which is misleading by virtue of such reliance and conformity. All financial projections with respect to Blade or its Subsidiaries that were delivered by or on behalf of Blade or its Representatives were prepared in good faith using assumptions that Blade believes to be reasonable. The Proxy Statement/Prospectus, insofar as it relates to information supplied by or on behalf of Blade related to Blade or its Subsidiaries for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

Section 4.27 International Trade; Anti-Corruption.

(a) Neither Blade nor any of its Subsidiaries, nor, to the knowledge of Blade, any of its officers, directors or employees, nor any agents or other third-party representatives acting on behalf of Blade or any of its Subsidiaries, is currently, or has been in the last five years been: (i) a Sanctioned Person; (ii) organized, resident or located in a Sanctioned Country; (iii) knowingly engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country; or (iv) otherwise in violation of applicable Sanctions Laws, or U.S. anti-boycott Laws (collectively, “Trade Controls”).

(b) Neither Blade nor any of its Subsidiaries, nor, to the knowledge of Blade, any of its officers, directors or employees, nor any agents or other third-party representatives acting on behalf of Blade or any of its Subsidiaries, has in the last five years made any unlawful payment or given, offered, promised, or authorized or agreed to give, or received, any money or thing of value, directly or indirectly, to or from any Government Official or other Person in violation of any Anti-Corruption Laws.

(c) In the past five years, neither Blade nor any of its Subsidiaries has: (i) received from any Governmental Authority or any other Person any notice, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Authority; or (iii) conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws. Blade and its Subsidiaries have maintained and enforced policies, procedures and internal controls reasonably designed to ensure compliance with Anti-Corruption Laws and Trade Controls.

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Section 4.28  Top Vendors. Schedule 4.28 lists, by dollar volume paid, for each of (a) the twelve (12) months ended on December 31, 2020, and (b) the period from January 1, 2021 through June 30, 2021, the ten (10) largest suppliers of goods or services to Blade and its Subsidiaries, taken as a whole (the “Top Vendors”), along with the amounts of such dollar volumes. No Top Vendor has, within the last twelve (12) months, (i) cancelled or otherwise terminated, or has given Blade written notice of its intention to cancel or otherwise terminate, any material relationships of such Person with Blade or any of its Subsidiaries or (ii) decreased materially or, to the knowledge of Blade, threatened in writing to stop, decrease or limit materially, or modify materially its material relationships with Blade or its Subsidiaries or to stop, decrease or limit materially its provision of products or services to Blade or any of its Subsidiaries. Neither Blade nor any of its Subsidiaries has, within the past two (2) years, been engaged in any material dispute with any Top Vendor.

Section 4.29 Investment Company Act. Neither Blade nor any of its Subsidiaries is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

Article V
REPRESENTATIONS AND WARRANTIES OF ACQUIROR PARTIES

Except as set forth in the Schedules to this Agreement dated as of the date of this Agreement (each of which qualify (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face) or in the SEC Reports filed or furnished by Acquiror prior to the date hereof (excluding any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature), each Acquiror Party represents and warrants to Blade as follows:

Section 5.01  Corporate Organization. As of the date hereof, the Acquiror is a company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. As of the Closing Date, after giving effect to the Conversion, the Acquiror is a company duly incorporated, validly existing and in good standing under the Laws of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Each Acquiror Party has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted, except (other than with respect to each Acquiror Party’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect. Copies of the Organizational Documents of each of the Acquiror Parties previously delivered by Acquiror to Blade are true, correct, and complete and are in effect as of the date of this Agreement. Each of the Acquiror Parties is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in its respective Organizational Documents. Each of the Acquiror Parties is duly licensed or qualified and in good standing as a foreign corporation or foreign limited liability company, as applicable, in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 5.02  Due Authorization.

(a) Each of the Acquiror Parties has all requisite corporate power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and, upon receipt of the Acquiror Shareholder Approval and the Merger Sub Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions and the transactions contemplated thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the Transactions and the transactions contemplated thereby have been duly and validly authorized and approved by the board of directors or equivalent governing body of each of

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the Acquiror Parties and, except for the Acquiror Shareholder Approval and the Merger Sub Stockholder Approval, no other corporate or equivalent proceeding on the part of any Acquiror Party is necessary to authorize this Agreement or such Transaction Agreements or any Acquiror Party’s performance hereunder or thereunder or the consummation of the Transactions. This Agreement has been, and each such Transaction Agreement to which such Acquiror Party will be party has or will be when executed, duly and validly executed and delivered by such Acquiror Party and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement to which such Acquiror Party will be party will constitute when executed, a legal, valid and binding obligation of such Acquiror Party, enforceable against each Acquiror Party in accordance with its terms, subject to the Enforceability Exceptions.

(b) The Acquiror Board, by resolutions duly and unanimously adopted at a meeting duly called and held or by action by unanimous written consent in accordance with its Organizational Documents, has: (i) determined that this Agreement and the Transactions are fair to and in the best interests of Acquiror and Acquiror’s shareholders, (ii) approved this Agreement and the Transactions, (iii) resolved to recommend to Acquiror’s shareholders the approval of each of the Acquiror Shareholder Matters, and (iv) determined that the fair market value of Blade is equal to at least 80% of the amount held in the Trust Account (excluding any deferred underwriting commissions and taxes payable on interest earned on the Trust Account) as of the date hereof.

(c) The board of directors of Merger Sub, by resolutions duly and unanimously adopted at a meeting duly called and held or by action by unanimous written consent in accordance with its Organizational Documents, has: (i) determined that this Agreement and the Transactions are fair to and in the best interests of Merger Sub and its stockholder, (ii) approved this Agreement and the Transactions and (iii) resolved to recommend to its stockholder the adoption of this Agreement and the approval of the Transaction Agreements and the transactions contemplated hereby and thereby.

(d) Within one (1) Business Day after the date of this Agreement, the sole stockholder of Merger Sub, by resolutions duly adopted at a meeting duly called and held or by action by written consent in accordance with Merger Sub’s Organizational Documents, shall have (i) determined that this Agreement and the Merger and the other Transactions are advisable, fair to, and in the best interests of, Merger Sub and such sole stockholder, and (ii) adopted and approved this Agreement and the Merger and the other Transactions in accordance with the DGCL (the “Merger Sub Stockholder Approval”).

(e) Assuming that a quorum (as determined pursuant to the Acquiror Organizational Documents) is present at the Special Meeting:

(i) each of the Conversion Proposal and the Charter Proposal shall require approval by an affirmative vote of the holders of at least two-thirds (2/3rds) of the outstanding Acquiror Ordinary Shares entitled to vote thereupon (as determined pursuant to the Acquiror Organizational Documents) who attend (in person or by proxy) and vote at the Special Meeting; and

(ii) each of the Business Combination Proposal, Nasdaq Proposal, Equity Incentive Plan Proposal and Director Election Proposal shall require approval by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Ordinary Shares entitled to vote thereupon (as determined pursuant to the Acquiror Organizational Documents) who attend (in person or by proxy) and vote at the Special Meeting.

(f) The foregoing votes are the only votes of any holder of Acquiror Equity Securities necessary in connection with the Acquiror Parties’ entry into this Agreement and the consummation of the Transactions (other than any proposals contemplated by clauses (g) through (i) in the definition of Acquiror Shareholder Matters).

Section 5.03 No Conflict. The execution, delivery and performance of this Agreement and any Transaction Agreement to which any Acquiror Party is a party by such Acquiror Party and, upon receipt of the Acquiror Shareholder Approval, the consummation of the Transactions and the transactions contemplated hereby or by any Transaction Agreement do not and will not (a) conflict with or violate

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any provision of, or result in the breach of the Acquiror Organizational Documents or any Organizational Documents of any Subsidiaries of Acquiror, (b) conflict with or result in any violation of any provision of any Law or Governmental Order binding on or applicable to Acquiror, any Subsidiaries of Acquiror or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which any Acquiror Party is a party or by which any of its assets or properties may be bound or affected, or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror or any Subsidiaries of Acquiror, except in the case of each of clauses (b) through (d) as would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 5.04 Litigation and Proceedings. There is no pending or, to the knowledge of Acquiror, threatened, Actions and, to the knowledge of Acquiror, there are no pending or threatened investigations, in each case, against any Acquiror Party, or otherwise affecting any Acquiror Party or their respective assets, which, if determined adversely, could, individually or in the aggregate, have an Acquiror Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon any Acquiror Party which would, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect. The business of each of the Acquiror Parties has been conducted in all material respects in accordance with all applicable Laws. No Acquiror Party has received any written notice of any violation of Law.

Section 5.05 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of Blade contained in this Agreement, no action by, consent, approval, permit or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of any Acquiror Party with respect to the execution or delivery and performance of this Agreement by each Acquiror Party or any Transaction Agreement to which any of the Acquiror Parties is a party, as applicable, or the consummation of the Transactions or the transactions contemplated thereby, except for (a) applicable requirements of the HSR Act, (b) the filing of the (i) Certificate of Merger and (ii) the Acquiror Charter, each in accordance with the DGCL, (c) in connection with the Conversion, the applicable filings, requirements and approvals of the Registrar of Companies in the Cayman Islands, (d) the filing with the SEC of (i) the Registration Statement and the Proxy Statement/Prospectus and the declaration of the effectiveness of the Registration Statement by the SEC and (ii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Transaction Agreements or the Transactions or the transactions contemplated thereby, (e) such filings with and approval of Nasdaq to permit the Acquiror Common Stock to be listed on Nasdaq and issued in connection with the transactions contemplated by this Agreement and the other Transaction Agreements, (f) the Acquiror Shareholder Approval, or (g) any actions, consents, approvals, permits or authorizations, designations, declarations or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

Section 5.06 Trust Account. As of the date hereof, there is at least $230,000,000 held in a trust account (the “Trust Account”), maintained by Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated as of January 25, 2021, by and between Acquiror and the Trustee on file with the SEC Reports of Acquiror as of the date of this Agreement (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, Acquiror Organizational Documents and Acquiror’s final prospectus, dated as of January 25, 2021, and filed with the SEC (File No. 333-251834) on January 27, 2021 (the “IPO Prospectus”). Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. Acquiror has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of

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time or both, would constitute such a default or breach thereunder. The Trust Agreement is in full force and effect and is a legal, valid, and binding obligation of Acquiror and, to the knowledge of Acquiror, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended, or supplemented or modified, in any respect, and to the knowledge of Acquiror, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports filed or furnished by Acquiror to be inaccurate or that would entitle any Person (other than shareholders of Acquiror holding Acquiror Ordinary Shares sold in Acquiror’s initial public offering (the “IPO”) who shall have elected to redeem their shares of Acquiror Ordinary Shares pursuant to the Acquiror Organizational Documents and the underwriters of the IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Assuming the accuracy of the representations and warranties of Blade contained herein and the compliance by Blade with its obligations hereunder, no Acquiror Party has any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Acquiror on the Closing Date. There are no Actions pending with respect to the Trust Account. Since January 25, 2021, Acquiror has not released any money from the Trust Account (other than as permitted by the Trust Agreement). As of the Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to the Acquiror Organizational Documents shall terminate, and, as of the Effective Time, Acquiror shall have no obligation whatsoever pursuant to the Acquiror Organizational Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the Transactions. Following the Effective Time, no stockholder of Acquiror (other than the underwriters of the IPO or Governmental Authorities for Taxes) shall be entitled to receive any amount from the Trust Account except to the extent such stockholder shall have elected to tender its shares of Acquiror Ordinary Shares for redemption pursuant to the Acquiror Shareholder Redemption (or in connection with an extension of Acquiror’s deadline to consummate a Business Combination).

Section 5.07 Brokers’ Fees. Other than as set forth on Schedule 5.07, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the Transactions based upon arrangements made by Acquiror or any of its Affiliates, including Sponsor.

Section 5.08 SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a) Acquiror has filed or furnished in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC prior to the date of this Agreement (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, reports, schedules, forms, statements and other documents required to be filed or furnished with the SEC subsequent to the date of this Agreement (collectively, as they have been amended since the time of their filing and including all exhibits thereto, but excluding the Proxy Statement/Prospectus, the “Additional SEC Reports”). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) and none of the Additional SEC Reports as of their respective dates (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except in each case for any changes (including any required restatements of the Acquiror’s financial statements and notes thereto or the SEC Reports) to the Acquiror’s historical accounting of the Acquiror Warrants as equity rather than as liabilities that may be required as a result of the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) that was issued by the SEC on April 12, 2021, and related guidance by the SEC (the “SEC April Warrant Statement”). Except for any changes (including any required restatements of the Acquiror’s financial statements and notes thereto or the SEC Reports) to the Acquiror’s historical accounting of the Acquiror Warrants as equity rather than as liabilities that may be required as a result of the SEC April Warrant Statement, the audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports complied as to form in all

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material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. No Acquiror Party has any material off-balance sheet arrangements that are not disclosed in the SEC Reports.

(b) Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror is made known to Acquiror’s principal executive officer and its principal financial officer. To the knowledge of Acquiror, such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s financial statements included in Acquiror’s periodic reports required under the Exchange Act.

(c) Acquiror has established and maintains systems of internal accounting controls that are designed to provide reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Acquiror’s assets. Acquiror maintains books and records in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets, and liabilities of Acquiror in all material respects.

(d) There is no (i) “significant deficiency” in the internal controls over financial reporting of Acquiror, (ii) “material weakness” in the internal controls over financial reporting of Acquiror, or (iii) fraud, whether or not material, that involves management or other employees of Acquiror who have a significant role in the internal controls over financial reporting of Acquiror.

(e) To the knowledge of Acquiror, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the knowledge of Acquiror, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.09 Business Activities.

(a) Since its inception, Acquiror has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination or incidental thereto. Except as set forth in the Acquiror Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon Acquiror or to which Acquiror is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror or any acquisition of property by Acquiror or the conduct of business by Acquiror as currently conducted or as contemplated to be conducted as of the Closing other than such effects, individually or in the aggregate, which would not reasonably be expected to have an Acquiror Material Adverse Effect. Merger Sub was formed solely for the purpose of engaging in the Transactions, has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and any Transaction Agreement to which Merger Sub is a party and the other transactions contemplated by this Agreement and such Transaction Agreements, as applicable. Acquiror owns all of the issued and outstanding Equity Securities of Merger Sub.

(b) Except for Merger Sub, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust, or other entity. Except for this Agreement and the Transactions, neither Acquiror nor any of its Subsidiaries has any interests, rights, obligations, or liabilities with respect to, or is party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

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(c) Except for this Agreement and the agreements expressly contemplated hereby or with respect to advisors and consultants in connection with the Transactions (including any agreements permitted by Section 7.02 or as set forth on Schedule 5.09(c)), no Acquiror Party is and at no time has been, party to any Contract with any Person that would require payments by any Acquiror Party in excess of $200,000 in the aggregate with respect to any individual Contract or more than $500,000 in the aggregate when taken together with all other Contracts (other than this Agreement and the agreements expressly contemplated hereby (including any agreements permitted by Section 7.01(a)) and Contracts set forth on Schedule 5.09(c)).

(d) As of the date hereof, there is no liability, debt or obligation against Acquiror or its Subsidiaries, except for liabilities, debts or obligations (i) reflected or reserved for on Acquiror’s consolidated balance sheet as of June 30, 2021 or disclosed in the notes thereto, (ii) that have arisen since the date of Acquiror’s consolidated balance sheet as of June 30, 2021 in the ordinary course of the operation of business of Acquiror, (iii) arising under this Agreement or the performance by an Acquiror Party of its obligations hereunder, including the Acquiror Transaction Expenses, or (iv) that would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

Section 5.10 Taxes.

(a) All material Tax Returns required by Law to be filed by Acquiror and its Subsidiaries have been duly filed with the appropriate Governmental Authority, and all such Tax Returns are true, correct and complete in all material respects.

(b) All material amounts of Taxes due and owing by Acquiror and its Subsidiaries (whether or not reflected on any Tax Return) have been duly paid to the appropriate Governmental Authority, and since June 30, 2021, neither Acquiror nor its Subsidiaries has incurred any material Tax liability outside the ordinary course of business.

(c) Acquiror and each of its Subsidiaries have (i) withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or owed to any employee, independent contractor, creditor, member, or any other third party, (ii) duly and timely remitted such amounts to the appropriate Governmental Authority, and (iii) complied in all material respects with applicable Laws with respect to Tax withholding, including all reporting and record keeping requirements.

(d) Neither Acquiror nor any of its Subsidiaries is engaged in any material audit, administrative proceeding or judicial proceeding with respect to Taxes. Neither Acquiror nor any of its Subsidiaries is the subject of any dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have been resolved, and no such claims have been threatened in writing. All material deficiencies for Taxes asserted or assessed in writing against Acquiror or its Subsidiaries have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Acquiror or its Subsidiaries, and no written request for any such waiver or extension is currently pending.

(e) Neither Acquiror nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for income tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the two years prior to the date of this Agreement.

(f) Neither Acquiror nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar or corresponding provision of state, local or foreign Law).

(g) At all times since their formation, Acquiror and Merger Sub have been properly treated as corporations for U.S. federal and applicable state and local income Tax purposes and have not elected any alternative treatment.

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(h) There are no Liens with respect to Taxes on any of the assets of Acquiror or any of its Subsidiaries, other than Liens for Taxes not yet due and payable. Acquiror has not entered into any “closing agreement” or similar agreement or arrangement with a Governmental Authority relating to Taxes.

(i) Neither Acquiror nor any of its Subsidiaries (i) has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes other than such a group for which Acquiror is the common parent, or (ii) has any material liability for or in respect of the Taxes of any Person (A) as a result of being a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes, including under Treasury Regulations Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law) or (B) as a transferee or successor, by Contract, assumption or operation of law, or otherwise (except, in each case, for (x) liabilities pursuant to customary commercial contracts entered into in the ordinary course of business and not primarily relating to Taxes and (y) agreements solely among the Acquiror Parties).

(j) Neither Acquiror nor any of its Subsidiaries is a party to, or bound by, or has any material obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (except, in each case, for (x) liabilities pursuant to customary commercial contracts not primarily relating to Taxes and (y) agreements solely among the Acquiror Parties).

(k) As of the date hereof, Acquiror has not taken any action (nor caused any action to be taken), and is not aware of any fact or circumstance, that, individually or in the aggregate, would reasonably be expected to prevent the Merger from qualifying for the Intended Income Tax Treatment.

Section 5.11 Capitalization.

(a) As of the date of this Agreement and without taking into effect the PIPE Investment, the authorized share capital of Acquiror is $55,500 consisting of (i) 500,000,000 Acquiror Class A Ordinary Shares, (ii) 50,000,000 Acquiror Class B Ordinary Shares, and (iii) 5,000,000 preference shares, par value $0.0001 per share (“Acquiror Preferred Shares”), of which (A) 23,000,000 Acquiror Class A Ordinary Shares are issued and outstanding as of the date of this Agreement, (B) 5,750,000 Acquiror Class B Ordinary Shares are issued and outstanding as of the date of this Agreement, and (C) no Acquiror Preferred Shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Acquiror Ordinary Shares (I) have been duly authorized and validly issued and are fully paid and non-assessable, (II) were issued in compliance in all material respects with applicable Law, and (III) were not issued in breach or violation of any preemptive rights or Contract. As of the date hereof, Acquiror has issued 17,500,000 Acquiror Warrants that entitle the holders thereof to purchase Acquiror Class A Ordinary Shares at an exercise price of $11.50 per share on the terms and conditions set forth in the applicable warrant agreement. All outstanding Acquiror Warrants (x) have been duly authorized and validly issued and constitute valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their terms, subject to the Enforceability Exceptions, (y) have been offered, sold and issued in compliance in all material respects with (I) applicable Law, including applicable Securities Laws, and (II) all requirements set forth in (1) the Acquiror Organizational Documents and (2) any other applicable Contracts governing the issuance of such securities and (z) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Acquiror Organizational Documents or any Contract to which Acquiror is a party or otherwise bound.

(b) Except for this Agreement, the Acquiror Warrants and the Subscription Agreements, or as set forth in Section 5.11(a), as of the date hereof, there are no Equity Securities of Acquiror authorized, reserved, issued or outstanding. Except as disclosed in the SEC Reports or the Acquiror Organizational Documents, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. There are no outstanding bonds, debentures, notes or other indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Acquiror’s shareholders may vote. Except as disclosed in the SEC Reports, Acquiror is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to the Equity Securities of Acquiror.

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(c) Other than Merger Sub, Acquiror does not own any capital stock or any other equity interests in any other Person or have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

(d) The Merger Consideration, when issued in accordance with the terms hereof, shall be (i) duly authorized and validly issued, fully paid and non-assessable, (ii) issued in compliance in all material respects with (I) all applicable Laws, including all applicable Securities Laws, and (II) all requirements set forth in (A) the Acquiror Organizational Documents, the Acquiror Charter and the Acquiror Bylaws and (B) any other applicable Contracts governing the issuance of such securities and (iii) not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the Acquiror Organizational Documents, the Acquiror Charter, the Acquiror Bylaws, or any Contract to which Acquiror is a party or otherwise bound, in each case, subject to receipt of the Acquiror Shareholder Approval.

Section 5.12 Nasdaq Stock Market Listing. The issued and outstanding Acquiror Units, comprised of one share of Acquiror Class A Ordinary Share and one-half of one Acquiror Warrant, are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “BIOTU”. The issued and outstanding shares of Acquiror Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “BIOT”. The issued and outstanding Acquiror Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “BIOTW”. The parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Acquiror Common Stock and the warrants to acquire Acquiror Common Stock. As of the date of this Agreement, Acquiror is in compliance in all material respects with the applicable Nasdaq corporate governance requirements for continued listing of the Acquiror Class A Ordinary Shares and Acquiror Warrants. There is no Action pending or, to the knowledge of Acquiror, threatened against Acquiror by Nasdaq or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Ordinary Shares, the Acquiror Units, or Acquiror Warrants on Nasdaq. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Ordinary Shares, the Acquiror Units or Acquiror Warrants under the Exchange Act except as contemplated by this Agreement. Acquiror has not received any notice from Nasdaq or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the Acquiror Class A Ordinary Shares, the Acquiror Units or Acquiror Warrants from Nasdaq or deregistering of the Acquiror Class A Ordinary Shares, the Acquiror Units or Acquiror Warrants with the SEC.

Section 5.13 PIPE Investment. The Acquiror has executed Subscription Agreements between the Acquiror and certain investors (the “PIPE Investors”), providing for an aggregate investment by the PIPE Investors of Twenty-Four Million Three Hundred Thousand U.S. Dollars ($24,300,000) (the “PIPE Investment Amount”) for the purchase of Two Million Four Hundred Thirty Thousand (2,430,000) shares of Acquiror Common Stock (the “PIPE Shares”) in connection with a private placement in the Acquiror to be consummated immediately prior to the Closing (the “PIPE Investment”). True and complete original or signed copies of each of the Subscription Agreements have been delivered to Blade on or prior to the date hereof. Each of the Subscription Agreements (a) have been duly authorized, executed and delivered by the Acquiror, (b) are in full force and effect and have not been withdrawn, terminated or otherwise amended or modified (and no such withdrawal, termination, amendment or modification is contemplated by Acquiror) and (c) constitute a legal, valid and binding obligation of the Acquiror, enforceable against the Acquiror, and, to the knowledge of the Acquiror, the other parties thereto, in accordance with their terms, subject to the Enforceability Exceptions. The Subscription Agreements provide that Blade is a third party beneficiary thereof. There are no other agreements, side letters, or arrangements between Acquiror and any PIPE Investor relating to any Subscription Agreement or the purchase by such PIPE Investor of securities of Acquiror, that would reasonably be expected to affect the obligation of the PIPE Investors to contribute to Acquiror the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements, and, as of the date hereof, subject to the accuracy of each of the representations and warranties made by Blade herein and its compliance with the terms of this Agreement, Acquiror has

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no knowledge of any facts or circumstances that would reasonably be expected to result in any of the conditions set forth in any Subscription Agreements not being satisfied, or the PIPE Investment Amount not being available to Acquiror, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Acquiror under any material term or condition of any Subscription Agreement and, as of the date hereof, Acquiror has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in this Agreement and the Transaction Agreements) to the obligations of the PIPE Investors to contribute to Acquiror the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein. No fees, consideration (other than Acquiror Common Stock issued in connection with the PIPE Investment) or other discounts are payable or have been agreed by Acquiror (including, from and after the Closing, Blade) to any PIPE Investor in respect of its portion of the PIPE Investment.

Section 5.14 Related Party Transactions. Except as described in the SEC Reports, there are no transactions, Contracts, arrangements or understandings between any Acquiror Party, on the one hand, and any director, officer, employee, stockholder, equity holder, warrant holder or Affiliate of any Acquiror Party.

Section 5.15 Proxy Statement/Prospectus. None of the information relating to the Acquiror Parties supplied or to be supplied by any Acquiror Party, or by any other Person acting on behalf of any Acquiror Party, in writing specifically for inclusion in (a) any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange in connection with the Transactions or the transactions contemplated by the Transaction Agreements, (b) the Proxy Statement/Prospectus, (c) the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing or (d) the mailings or other distributions to the Acquiror’s shareholders and/or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from any such document identified in (a) through (c) (i) that is modified in any material respect by Blade or any of its Subsidiaries or Representatives without the Acquiror’s prior written approval which is misleading by virtue of such modification or (ii) in reliance upon and in conformity with information furnished in writing by or on behalf of Blade or any of its Subsidiaries specifically for inclusion in any such document which is misleading by virtue of such reliance and conformity. The Proxy Statement/Prospectus, insofar as it relates to information supplied by or on behalf of any Acquiror Party related to such Acquiror Party for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

Section 5.16 Absence of Changes. From and after the consummation of the IPO, (a) there has not been any event or occurrence that has resulted in, or would reasonably be expected to result in, individually or in the aggregate, an Acquiror Material Adverse Effect and (b) the Acquiror Parties have conducted their business and operated their properties in the ordinary course of business.

Section 5.17 Indebtedness. As of the date of this Agreement, no Acquiror Party has any Indebtedness for borrowed money.

Section 5.18 Sponsor Agreement. Acquiror has delivered to Blade a true, correct and complete copy of the Sponsor Agreement. The Sponsor Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Acquiror. The Sponsor Agreement is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, each other party thereto (in each case, subject to the Enforceability Exceptions) and neither the execution or delivery by any party thereto of, nor the performance of any party’s obligations under, the Sponsor Agreement violates any provision of, or results in the breach of or default under, or requires any filing, registration or qualification under, any

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applicable Law. No event has occurred that, with or without notice, lapse of time or both, would constitute a material default or breach on the part of Acquiror or, to Acquiror’s knowledge, any other party thereto under any material term or condition of the Sponsor Agreement.

Section 5.19  Employees. No Acquiror Party has, or ever has had, any employees. Other than any officers as described in the SEC Reports, no Acquiror Party has employees on their payroll, and no Acquiror Party has retained any contractors, other than consultants and advisors in the ordinary course of business. Other than reimbursement of any out-of-pocket expenses incurred by Acquiror’s officers and directors in connection with activities on Acquiror’s behalf in an aggregate amount not in excess of the amount of cash held by Acquiror outside of the Trust Account, Acquiror has no unsatisfied material liability with respect to any officer or director. No Acquiror Party has ever maintained, sponsored, or contributed to any employee benefit plan. Neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereunder (either alone or upon the occurrence of any additional or subsequent events or the passage of time) will (a) cause any compensatory payment or benefit, including any retention, bonus, fee, distribution, remuneration, or other compensation payable to any Person who is or has been an employee of or independent contractor to any Acquiror Party (other than fees paid to consultants, advisors, placement agents or underwriters engaged by Acquiror in connection with its initial public offering or this Agreement and the Transactions) to increase or become due to any such Person or (b) result in forgiveness of indebtedness with respect to any employee of any Acquiror Party.

Section 5.20 Insurance. Except for directors’ and officers’ liability insurance, none of the Acquiror Parties maintains any insurance policies.

Section 5.21 Intellectual Property. No Acquiror Party owns, licenses or otherwise has any material right, title or interest in any Intellectual Property. No Acquiror Party is or has at any time infringed, misappropriated or violated any Intellectual Property of any other Person.

Section 5.22 Title to Property. No Acquiror Party owns or leases any real property or personal property. There are no options or other contracts under which any Acquiror Party has a right or obligation to acquire or lease any interest in real property or personal property.

Section 5.23 Investment Company Act. No Acquiror Party is required to register as an “investment company” under (and within the meaning of) the Investment Company Act of 1940, as amended.

Article VI
COVENANTS OF BLADE

Section 6.01 Conduct of Business.

(a) From the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms (the “Interim Period”), Blade shall, and shall cause its Subsidiaries to, except as expressly required by this Agreement, as set forth on Schedule 6.01, as consented to in writing by Acquiror (which consent shall not be unreasonably conditioned, withheld or delayed), or as required by applicable Law (including COVID-19 Measures), use its commercially reasonable efforts to (i) conduct and operate its business in the ordinary course of business in all material respects, (ii) maintain its existing relations and goodwill with customers, suppliers, joint venture partners, distributors and creditors of Blade and its Subsidiaries in all material respects, (iii) comply with all Laws applicable to Blade and its businesses, assets and employees and (iv) preserve intact, in all material respects, its business organizations and relationships with its directors and officers, employees and consultants, and to preserve the possession, control and condition of its material assets, all as consistent with past practice. Without limiting the generality of the foregoing, except as required by this Agreement or any Transaction Agreement, as set forth on Schedule 6.01, as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as required by applicable Law (including COVID-19 Measures), Blade agrees that it shall not, and shall cause its Subsidiaries not to, during the Interim Period:

(i) change or amend its certificate of incorporation, bylaws or other Organizational Documents;

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(ii) other than in the ordinary course of business, (A) terminate (other than expiration in accordance with its terms), or waive or assign any material right under any Material Contract or (B) enter into any Contract that, if existing on the date hereof, would be a Material Contract;

(iii) issue, deliver, sell, transfer, pledge or dispose of, or place any Lien (other than a Permitted Lien, restrictions imposed by Blade’s or its Subsidiaries’ Organizational Documents and restrictions imposed by applicable Securities Laws) on, any Equity Securities of Blade or any of its Subsidiaries or rights to acquire Equity Securities of Blade or its Subsidiaries, in each case, other than (A) Equity Securities issued in connection with the Blade Preferred Stock Conversion, the ATXCo Earnout Settlement, or upon exercise or conversion of a Blade Option, Blade Warrant or Blade Note, (B) Blade Options granted (x) to Blade Employees in the ordinary course of business and/or (y) in connection with new hires and promotions of Blade Employees (other than Key Employees) consistent with past practice;

(iv) sell, assign, transfer, convey, lease, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), exclusively license, abandon, allow to lapse or expire, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including material Owned Intellectual Property) of Blade and its Subsidiaries, other than (A) the expiration of Owned Intellectual Property in accordance with the applicable statutory term or abandonment of Owned Intellectual Property registrations or applications in the ordinary course of business, (B) non-exclusive licenses of Owned Intellectual Property granted in the ordinary course consistent with past practices, (C) the sale or provision of goods or services to customers in the ordinary course of business, (D) transactions among Blade and its wholly-owned Subsidiaries or among its wholly-owned Subsidiaries or (E) dispositions of obsolete or worthless equipment;

(v) disclose to any Person any Trade Secrets or any source code constituting Owned Intellectual Property (in each case, other than to Acquiror or its Representatives, or pursuant to a written confidentiality agreement entered into in the ordinary course of business, or in connection with the Transaction);

(vi) (A) cancel or compromise any claim or Indebtedness owed to Blade or any of its Subsidiaries, (B) waive, release, assign, settle or compromise any pending or threatened Action (including Transaction Litigation), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Blade or its Affiliates) not in excess of $250,000 (individually or in the aggregate) or (C) agree to modify in any respect materially adverse to Blade and its Subsidiaries any confidentiality or similar Contract to which Blade or any of its Subsidiaries are a party;

(vii) except as otherwise required by the terms of any Blade Benefit Plans or Foreign Plans and as in effect on the date hereof or adopted not in contravention of this Agreement, (A) increase the wages, salaries, compensation or bonus opportunity of its employees, other than increases not in excess of five percent (5%) made in the ordinary course of business, consistent with past practice, (B) hire or terminate the employment of any Key Employee, other than terminations of employment for cause or due to death or disability or (C) establish, adopt, enter into, amend or terminate in any material respect any material Blade Benefit Plan or Foreign Plan or any plan, agreement, program, policy, trust, fund, Contract or other arrangement that would be a Blade Benefit Plan or Foreign Plan if it were in existence as of the date of this Agreement, other than in the ordinary course of business (and other than an employment offer letter that does not contain severance in excess of that which is required by applicable Law and/or a transaction or retention payment);

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(viii) implement or announce any employee layoffs, furloughs, reductions in force, or similar actions that could implicate the WARN Act;

(ix) (A) negotiate, modify, extend, or enter into any CBA or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for Blade Employees;

(x) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any individual who is a Key Employee as of the date hereof in connection with the termination of services thereof;

(xi) directly or indirectly acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof, in each case, that would be material to Blade and its Subsidiaries, taken as a whole, and other than in the ordinary course of business;

(xii) make any loans or advance any money or other property to any Person, except for (A) advances in the ordinary course of business to employees, officers or independent contractors of Blade or any of its Subsidiaries for expenses not to exceed $100,000 individually or $500,000 in the aggregate, (B) prepayments and deposits paid to suppliers of Blade or any of its Subsidiaries in the ordinary course of business, (C) trade credit extended to customers of Blade or any of its Subsidiaries in the ordinary course of business, and (D) loans or advances among Blade and its wholly-owned Subsidiaries or among any of such wholly-owned Subsidiaries;

(xiii) redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or acquire, any Equity Securities of Blade or any of its Subsidiaries, except (A) for the acquisition by Blade or any of its Subsidiaries of any Equity Securities of Blade or its Subsidiaries in connection with the forfeiture, cancellation, exercise or conversion of such interests (including the withholding of shares to satisfy net settlement or Tax obligations with respect to Blade Options or Blade Warrants), (B) for transactions between Blade and a wholly-owned Subsidiary of Blade or between wholly-owned Subsidiaries of Blade and (C) in connection with the Blade Warrant Settlement, the Blade Note Settlement or the Blade Preferred Stock Conversion;

(xiv) pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of the Equity Interests of Blade or any of its Subsidiaries, other than (A) distributions of cash in lieu of fractional Equity Securities issued upon exercise or conversion of a Blade Option, Blade Warrant or Blade Note and (B) payment of the cash portion of the Phase 2 Consideration pursuant to the ATXCo Merger Agreement (in the case of this sub-clause (B), not to exceed $110,000);

(xv) adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any Equity Securities of Blade or any of its Subsidiaries, except (A) for any such transaction by a wholly-owned Subsidiary of Blade that remains a wholly-owned Subsidiary of Blade after consummation of such transaction and (B) in connection with the Blade Warrant Settlement, the ATXCo Earnout Settlement, the Blade Note Settlement or the Blade Preferred Stock Conversion;

(xvi) make any material change in accounting principles or methods of accounting, other than as may be required by GAAP;

(xvii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Blade or any of its Subsidiaries (other than the Transactions);

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(xviii) other than in the ordinary course of business, (A) make, change or revoke any material Tax election in a manner inconsistent with past practice, (B) adopt, change or revoke any accounting method with respect to material Taxes, (C) file or amend any material Tax Return in a manner inconsistent with past practice, (D) prosecute, settle or compromise any material Tax liability or any Action, audit or other similar proceeding related to material Taxes, (E) enter into any closing agreement with respect to any material Tax, (F) surrender any right to claim a refund of material Taxes, (G) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or (H) enter into any material Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than (x) any customary commercial agreement entered into in the ordinary course of business and not primarily relating to Taxes and (y) agreements solely Blade and its Subsidiaries), in each case with respect to each item in this clause (xviii), to the extent such action would have a material and adverse impact on Acquiror or Blade or any of its Subsidiaries;

(xix) (A) incur, create or assume, or otherwise become liable for any Indebtedness (directly, contingently or otherwise), (B) modify the terms of any Indebtedness (other than in connection with the Blade Note Settlement), (C) assume, guarantee or endorse, or otherwise become responsible for, the obligations, Indebtedness or Liability of any Person for Indebtedness, in each case of (A), (B), and (C), other than (1) Indebtedness in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more favorable to Blade or its applicable Subsidiary than the Indebtedness being replaced, (2) any Indebtedness, Liability or obligation of any Person not in excess of $250,000 individually or $500,000 in the aggregate, (3) Indebtedness incurred between Blade and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries and (4) guarantees of Indebtedness of a wholly-owned Subsidiary of Blade otherwise incurred in compliance with this Section 6.01(a)(xix);

(xx) fail to maintain in full force and effect material insurance policies covering Blade and its Subsidiaries and their respective properties, assets and businesses in a form and amount substantially similar to that which is currently in effect;

(xxi) enter into any Contract or amend in any material respect any existing Contract with any Pre-Closing Holders, any Person that is an Affiliate of any Pre-Closing Holders, or an Affiliate of Blade or its Subsidiaries (excluding any ordinary course payments of annual compensation, provision of benefits or reimbursement of expenses in respect of members or stockholders who are officers or directors of Blade or its Subsidiaries in their capacity as an officer or director);

(xxii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice other than as may be required by GAAP;

(xxiii) establish any Subsidiary or enter into any new line of business;

(xxiv) make any capital expenditures in excess of $250,000 (individually for any project (or set of related projects)) or $500,000 in the aggregate, except as expressly set forth in a budget that has been provided to the Acquiror prior to the date hereof;

(xxv) enter into any agreement, understanding or arrangement with respect to the voting of Equity Securities of Blade or its Subsidiaries (other than the Blade Voting Agreements);

(xxvi) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than (A) employment agreements, fringe benefits and other compensation paid to directors, officers and employees consistent with previously established policies, (B) reimbursements of expenses incurred in connection with their employment or service (excluding from

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clause (A) and this clause (B) any loans made by Blade or its Subsidiaries to any officer, director, employee, member or stockholder and all related arrangements, including any pledge arrangements), and (C) amounts paid pursuant to Blade Benefit Plans or Foreign Plans); or

(xxvii) enter into any Contract, or otherwise become obligated, to do any action prohibited under Section 6.01(a)(i) through Section 6.01(a)(xxvi).

(b) Notwithstanding anything in this Agreement to the contrary, nothing shall give any Acquiror Party, directly or indirectly, the right to control or direct the operations of Blade or any of its Subsidiaries.

Section 6.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Blade or any of its Subsidiaries by third parties that may be in Blade’s or any of its Subsidiaries’ possession from time to time, and except for any information which (a) relates to the negotiation of this Agreement or the Transactions, (b) is prohibited from being disclosed by applicable Law, or (c) in the opinion of legal counsel of Blade would result in the loss of attorney-client privilege or other privilege from disclosure, Blade shall, and shall cause its Subsidiaries to, afford to Acquiror and its Representatives reasonable access during the Interim Period and with reasonable advance written notice, in such manner as to not interfere with the normal operation of Blade and its Subsidiaries, to all of their properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of Blade and its Subsidiaries, and shall use its and their commercially reasonably efforts to furnish such Representatives with all financial and operating data (including internal working papers) and other information concerning the affairs of Blade and its Subsidiaries that are in the possession of Blade or its Subsidiaries, in each case, as Acquiror and its Representatives may reasonably request solely for purposes of consummating the Transactions; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of Blade or its Subsidiaries without the prior written consent of Blade; and provided, further, that such access shall not be required to the extent Blade reasonably determines, in light of COVID-19 or COVID-19 Measures, that such access would jeopardize the health and safety of any employee of Blade or its Subsidiaries (provided, however, that Blade shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable access or disclosure). All information obtained by Acquiror, and its Representatives under this Agreement shall be subject to the Confidentiality Agreement and Section 8.05.

Section 6.03 No Claim Against the Trust Account. Blade, on behalf of itself and the Pre-Closing Holders and its other Affiliates, represents and warrants that it has read the IPO Prospectus and other SEC Reports, the Acquiror Organizational Documents, and the Trust Agreement and understands that Acquiror established the Trust Account containing the proceeds of the IPO and the overallotment securities acquired by Acquiror’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Acquiror’s public shareholders (including overallotment shares acquired by Acquiror’s underwriters, the “Public Shareholders”), and that, except as otherwise described in the IPO Prospectus, Acquiror may disburse monies from the Trust Account only: (a) to the Public Shareholders if they elect to redeem their Acquiror shares in connection with the consummation of Acquiror’s initial Business Combination or in connection with an extension of Acquiror’s deadline to consummate a Business Combination; (b) to the Public Shareholders if Acquiror fails to consummate a Business Combination within 24 months after the closing of the IPO, subject to extension by an amendment to the Acquiror Organizational Documents; (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise or income taxes and up to $100,000 in liquidation expenses, or (d) to Acquiror after or concurrently with the consummation of a Business Combination. For and in consideration of Acquiror entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Blade, on behalf of itself and the Pre-Closing Holders and its other Affiliates, acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, neither Blade, nor any of the Pre-Closing Holders or its other Affiliates, do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a

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result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Acquiror or its Representatives, on the one hand, and Blade, the Pre-Closing Holders and their Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Blade, on behalf of itself and the Pre-Closing Holders and its other Affiliates (solely in their capacity as Pre-Closing Holders and/or Affiliates of Blade), (i) hereby irrevocably waive any Released Claims that Blade, the Pre-Closing Holders and Blade’s other Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Acquiror or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever to the extent arising out of the Released Claims (including for an alleged breach of this Agreement or any other agreement with Acquiror or its Affiliates), (ii) agree and acknowledge that such irrevocable waiver is material to this Agreement and the Transactions and specifically relied upon by Acquiror to induce Acquiror to enter into this Agreement, and (iii) intend and understand such waiver to be valid, binding and enforceable against Blade, the Pre-Closing Holders and Blade’s other Affiliates (solely in their capacity as Pre-Closing Holders and/or Affiliates of Blade) under applicable Law. To the extent Blade, the Pre-Closing Holders and Blade’s other Affiliates (solely in their capacity as Pre-Closing Holders and/or Affiliates of Blade) commence any Action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Acquiror or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Acquiror or its Representatives, Blade, on behalf of itself and the Pre-Closing Holders and its other Affiliates, hereby acknowledges and agrees that Blade, the Pre-Closing Holders and Blade’s other Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Persons (or any Person claiming on any of their behaves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that Blade or any of its Affiliates (solely in their capacity as Pre-Closing Holders and/or Affiliates of Blade) commences Action based upon, in connection with, relating to or arising out of any matter relating to Acquiror or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom), whether in the form of money damages or injunctive relief, Acquiror and its Representatives, as applicable, shall be entitled to recover from Blade and its Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Acquiror or its Representatives, as applicable, prevails in such Action This Section 6.03 shall survive the termination of this Agreement for any reason and continue indefinitely.

Section 6.04 Proxy Statement/Prospectus.

(a) As promptly as reasonably practicable following the date of this Agreement, Blade shall deliver to Acquiror the audited consolidated balance sheets of Blade and its Subsidiaries as at December 31, 2020 and December 31, 2019, and the related audited consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for the year then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards, together with the auditor’s reports thereon (the “Blade Final Audited Financial Statements”). Blade shall use its reasonable best efforts to deliver to Acquiror, as soon as reasonably practicable following the date of this Agreement, any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and members’ deficit and cash flows of Blade and its Subsidiaries as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year, as applicable that is reasonably required to be included in the Proxy Statement/Prospectus. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and members’ deficit and cash flows of Blade and its Subsidiaries as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Proxy Statement/Prospectus (i) will fairly present in all material respects the financial position of Blade and its Subsidiaries as at the date thereof, and the results of its operations, members’ equity and cash flows for the respective periods then ended (subject, in the case of any interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes),

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(ii) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved, (iii) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB, and (iv) will comply in all material respects with the applicable accounting requirements and with the applicable rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) for purposes of inclusion in the Registration Statement. Blade agrees that it shall be available to, and Blade and its Subsidiaries shall use its reasonable best efforts to make its officers and employees available to, in each case upon reasonable advance notice, Acquiror and its counsel in connection with (A) the drafting of the Registration Statement and the Proxy Statement/Prospectus and (B) responding in a timely manner to comments on the Registration Statement and the Proxy Statement/Prospectus from the SEC. Without limiting the generality of the foregoing, Blade agrees that it shall reasonably cooperate with Acquiror in connection with the preparation for inclusion in the Registration Statement and the Proxy Statement/Prospectus of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC). Blade agrees that it shall use its reasonable best efforts to provide the Acquiror with such information concerning Blade and its Subsidiaries, stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be reasonably required or appropriate for inclusion in the Registration Statement and the Proxy Statement/Prospectus, or in any amendments or supplements thereto, which information provided by Blade shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

(b) From and after the date on which the Proxy Statement/Prospectus is mailed to Acquiror’s shareholders, Blade agrees that it will give Acquiror prompt written notice of any action taken or not taken by Blade or its Subsidiaries or of any development regarding Blade or its Subsidiaries, in any such case which is or becomes known by Blade, that would cause the Proxy Statement/Prospectus to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that if any such action shall be taken or fail to be taken or such development shall otherwise occur, Acquiror and Blade shall cooperate fully to cause an amendment or supplement to be made promptly to the Proxy Statement/Prospectus, such that the Proxy Statement/Prospectus no longer contains an untrue statement of a material fact or omits to state to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by Acquiror pursuant to this Section 6.04(b) shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Blade, and no such information shall be deemed to change, supplement or amend the Schedules.

Section 6.05 Blade Approvals. Upon the terms set forth in this Agreement, Blade shall, at its option, as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act, and in any event no later than seventy-two (72) hours after such effectiveness (a) seek to obtain the Required Blade Stockholder Approval in the form of an irrevocable written consent (the “Written Consent”) or (b) if Blade determines that it is not able to obtain the Written Consent, Blade shall call and hold a meeting of its stockholders in order to seek to obtain the Required Blade Stockholder Approval, and Blade shall use its reasonable best efforts to take all other actions necessary or advisable to secure the Required Blade Stockholder Approval, including enforcing the Blade Voting Agreements. Blade will not fail to make, amend, change, withdraw, modify, withhold or qualify the Blade Board Recommendation.

Section 6.06 No Acquiror Common Stock Transactions. Blade acknowledges and agrees that it is aware, and that its Representatives are aware or, upon receipt of any material nonpublic information, will be advised, of the restrictions imposed by Securities Laws on a Person possessing material nonpublic information about a publicly traded company. Blade hereby agrees that, while it is in possession of such material nonpublic information, it shall not, and it will cause its Subsidiaries and direct its directors, officers and its and their respective Affiliates not to, purchase or sell any securities of Acquiror (other than engaging in the Transactions), communicate such information to any third party, take any other action with respect to Acquiror in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

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Article VII
COVENANTS OF ACQUIROR

Section 7.01 Indemnification and Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Acquiror shall, and shall cause the Surviving Entities to, indemnify and hold harmless each present and former director, manager and officer of Blade, each Acquiror Party and each of their respective Subsidiaries (each such Person a “D&O Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Blade, such Acquiror Party or its Subsidiaries would have been permitted under applicable Law and their respective Organizational Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Party (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall cause the Surviving Entities and each of their respective Subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in their respective Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors/managers that are no less favorable to those Persons than the provisions of such Organizational Documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) Acquiror shall or shall cause one or more of its Subsidiaries to purchase, at or prior to the Closing, and Acquiror shall or shall cause one or more of its Subsidiaries to maintain in effect for a period of six years from the Effective Time, one or more policies of directors’ and officers’ liability insurance covering those Persons who are currently directors or officers of Blade or Acquiror or otherwise currently covered by Blade’s, Acquiror’s or any of their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which with respect to Blade have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Acquiror or its Subsidiaries be required to (but at its election it may) pay an aggregate premium for any such insurance policy in excess of 300% of the annual premium payable by Blade or the Acquiror, as applicable, for its current insurance policy covering the year ending December 31, 2021; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time (the “D&O Tail”) and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 7.01 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.01 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror, the Surviving Entities and all successors and assigns of Acquiror and the Surviving Entities. If Acquiror or the Surviving Entities or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Entities, as the case may be, shall succeed to the obligations set forth in this Section 7.01.

(d) On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to Blade and Acquiror with the post-Closing directors and officers of the Surviving Entities, which indemnification agreements shall continue to be effective following the Closing.

(e) The Parties acknowledge and agree that the D&O Indemnified Parties shall be intended third party beneficiaries of this Section 7.01.

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Section 7.02  Conduct of Acquiror During the Interim Period.

(a) During the Interim Period, except as set forth on Schedule 7.02(a), as required by this Agreement or the Transaction Agreements (including the Subscription Agreements), as consented to by Blade in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as required by applicable Law (including COVID-19 Measures), Acquiror shall not and shall not permit Merger Sub to:

(i) change, modify or amend the Trust Agreement, the Acquiror Organizational Documents or the Organizational Documents of Merger Sub;

(ii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding Equity Securities of Acquiror or Merger Sub, (B) split, combine or reclassify any Equity Securities of Acquiror or Merger Sub or (C) other than as required in connection with the Acquiror Shareholder Redemption or as otherwise required by the Acquiror Organizational Documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities of Acquiror or Merger Sub;

(iii) other than in the ordinary course of business, (A) make, change or revoke any material Tax election in a manner inconsistent with past practice, (B) adopt, change or revoke any accounting method with respect to material Taxes, (C) file or amend any material Tax Return in a manner inconsistent with past practice, (D) prosecute, settle or compromise any material Tax liability or any Action, audit or other similar proceeding related to any material amount of Taxes, (E) enter into any closing agreement with respect to any material Tax, (F) surrender any right to claim a refund of material Taxes, (G) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment, or (H) enter into any material Tax allocation, Tax sharing, Tax indemnification or similar agreement or arrangement (other than (x) any customary commercial agreement entered into in the ordinary course of business and not primarily relating to Taxes and (y) agreements solely among the Acquiror Parties), in each case with respect to each item in this clause (iii), to the extent such action would have a material and adverse impact on Acquiror or Blade or any of its Subsidiaries;

(iv) enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror (including, for the avoidance of doubt, (A) the Sponsor and (B) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater) other than loans made by the Sponsor or its Affiliate to the Acquiror for working capital purposes to the extent permitted by Section 7.02(a)(vi);

(v) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any liability, in each case other than compromises or settlements in an aggregate amount not greater than $500,000; provided, that this Section 7.02(a)(v) will not apply with respect to any Transaction Litigation;

(vi) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of another Person, other than any Indebtedness for borrowed money or guarantee provided to Acquiror by Sponsor or its Affiliate and necessary to finance Acquiror’s ordinary course administrative costs and expenses and expenses incurred in support of the consummation of the Merger and the other Transactions (including the PIPE Investment), up to an aggregate amount not to exceed $1,000,000;

(vii) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any Equity Securities (other than up to $1.5 million in warrants of Acquiror (in form and substance identical to the Acquiror Private Warrants) issued

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upon conversion of working capital loans in accordance with the IPO Prospectus) or (B) amend, modify or waive any of the terms or rights set forth in, any Acquiror Warrant or the applicable warrant agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(viii) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or otherwise acquire any securities or material assets from any third party or (B) enter into any strategic joint ventures, partnerships or alliances with any other Person or make any loan or advance or investment in any third party or initiate the start-up of any new business, non-wholly owned Subsidiary or joint venture;

(ix) liquidate, dissolve, reorganize or otherwise wind up the business and operations of Acquiror or Merger Sub;

(x) hire any employee or adopt or enter into any employee benefit plan;

(xi) make any material change in accounting principles or methods of accounting, other than as may be required by GAAP; or

(xii) enter into any agreement, or otherwise become obligated, to do any action prohibited under this Section 7.01(a).

(b) Notwithstanding anything in this Section 7.01(a) or this Agreement to the contrary, (i) nothing shall give Blade, directly or indirectly, the right to control or direct the operations of any Acquiror Party and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any Acquiror Party from using the funds held by Acquiror outside the Trust Account to pay any Acquiror expenses or liabilities prior to the Closing.

(c) During the Interim Period, Acquiror shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use their commercially reasonable efforts to, comply with, and continue performing under, as applicable, their respective Organizational Documents, the Trust Agreement, and all other material Contracts to which Acquiror or its Subsidiaries may be a party.

(d) During the Interim Period, Acquiror shall use its commercially reasonable efforts to, and shall instruct its financial advisors to, keep Blade and its advisors reasonably informed with respect to the Conversion and the PIPE Investment, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, Blade or its advisors with respect to such matters.

Section 7.03 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror or its Subsidiaries by third parties that may be in Acquiror’s or its Subsidiaries’ possession from time to time, and except for any information which (a) relates to the negotiation of this Agreement or the Transactions, (b) is prohibited from being disclosed by applicable Law, or (c) in the opinion of legal counsel of Acquiror would result in the loss of attorney-client privilege or other privilege from disclosure, to the extent permitted by applicable Law (including COVID-19 Measures), Acquiror shall afford to Blade, its Affiliates and its Representatives reasonable access during the Interim Period and with reasonable advance notice, in such manner as to not interfere with the normal operation of such Acquiror and its Subsidiaries, to all of to their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of Acquiror and its Subsidiaries, and shall use its and their commercially reasonably efforts to furnish Blade, its Affiliates and its Representatives with all financial and operating data (including internal working papers) and other information concerning the affairs of Acquiror and its Subsidiaries that are in the possession of Acquiror or its Subsidiaries, in each case as Blade, its Affiliates or its Representatives may reasonably request solely for purposes of consummating the Transactions; provided, that such access shall not be required to the extent Acquiror reasonably determines, in light of COVID-19 or COVID-19 Measures, that such access would jeopardize the health and safety of any Representative of Acquiror or its Subsidiaries (provided, however, that Acquiror shall use its

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commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable access or disclosure). All information obtained by Blade, its Affiliates and its Representatives under this Agreement shall be subject to the Confidentiality Agreement and Section 8.05.

Section 7.04  Section 16 Matters. Prior to the Effective Time, Acquiror shall take all commercially reasonable steps as may be required (to the extent permitted under applicable Law) to cause any acquisition or disposition of shares of Acquiror Common Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Acquiror to be exempt under Rule 16b-3 promulgated under the Exchange Act, including adopting resolutions and taking other steps in accordance with the No-Action Letter, dated as of January 12, 1999, issued by the SEC regarding such matters.

Section 7.05  Incentive Equity Plan. Prior to the Closing Date, Acquiror shall approve and adopt, subject to approval of the Equity Incentive Plan Proposal by the shareholders of Acquiror: (a) the Incentive Equity Plan, in the form attached hereto as Exhibit D, providing for the issuance of the number of shares of Acquiror Common Stock set forth therein, with such changes as may be agreed to in writing by Acquiror and Blade (the “Incentive Equity Plan”) and (b) an employee stock purchase plan, in the form attached hereto as Exhibit J, providing for the issuance of the number of shares of Acquiror Common Stock set forth therein, with such changes as may be agreed to in writing by Acquiror and Blade (the “ESPP”), in each case to be effective as of the Closing or as otherwise set forth in the applicable plan document. Within two Business Days following the expiration of the 60 day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Acquiror Common Stock issuable under the Incentive Equity Plan and the ESPP, and Acquiror shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan and ESPP remain outstanding.

Section 7.06  Conversion. Subject to receipt of the Acquiror Shareholder Approval, prior to the Effective Time (and no later than the day prior to the Closing Date) Acquiror shall cause the Conversion to become effective, including by (a) filing with the Secretary of State of the State of Delaware a Certificate of Domestication with respect to the Conversion, in form and substance reasonably acceptable to Acquiror, and Blade, together with the Acquiror Certificate of Incorporation, in each case, in accordance with the provisions thereof and applicable Law, (b) adopt the Acquiror Bylaws and (c) complete and make and procure all filings required to be made with the Cayman Registrar in connection with the Conversion. In accordance with applicable Law, the Conversion shall provide that at the effective time of the Conversion, by virtue of the Conversion, and without any action on the part of any holder of Acquiror Securities (other than the Acquiror Shareholder Approval), (i) each of the then issued and outstanding Acquiror Class A Ordinary Shares shall convert automatically, on a one-for-one basis, into a share of Acquiror Common Stock, (ii) each of the then issued and outstanding Acquiror Class B Ordinary Shares shall convert automatically, on a one-for-one basis, into a share of Acquiror Common Stock, (iii) each of the then issued and outstanding Acquiror Warrants shall convert automatically into a warrant to acquire an equal number of shares of Acquiror Common Stock and (iv) each of the then issued and outstanding Acquiror Units shall separate automatically into a share of Acquiror Common Stock, on a one-for-one basis, and one-half of one warrant to acquire Acquiror Common Stock.

Section 7.07  PIPE Subscriptions. Unless otherwise approved in writing by Blade (which approval shall not be unreasonably withheld, conditioned or delayed), and except for any of the following actions that would not increase conditionality or impose any new obligation on Blade or Acquiror, Acquiror shall not (a) reduce the PIPE Investment Amount or the subscription amount under any Subscription Agreement or reduce or impair the rights of Acquiror under any Subscription Agreement or (b) permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Subscription Agreements, in each case, other than any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision); provided, that, in the case of any such assignment or transfer, the

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initial party to such Subscription Agreement remains bound by its obligations with respect thereto in the event that the transferee or assignee, as applicable, does not comply with its obligations to consummate the purchase of shares of Acquiror Common Stock contemplated thereby. Subject to the immediately preceding sentence and in the event that all conditions in the Subscription Agreements have been satisfied, Acquiror shall use its commercially reasonable efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms described therein, including using its commercially reasonable efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Acquiror the applicable portion of the PIPE Investment Amount under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms.

Section 7.08  Acquiror Public Filings. From the date hereof through the Effective Time, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.09  Nasdaq Listing. From the date hereof through the Effective Time, Acquiror shall use its commercially reasonable efforts to ensure that Acquiror remains listed as a public company on Nasdaq, and shall prepare and submit to Nasdaq a listing application, if required under Nasdaq rules, covering the shares of Acquiror Common Stock issuable in the Transactions, and shall obtain approval for the listing of such shares of Acquiror Common Stock and Blade shall reasonably cooperate with Acquiror with respect to such listing.

Section 7.10  Employee Benefits.

(a) Comparability. For a period of 12 months following the Closing Date (or, if shorter, during a Continuing Employee’s period of employment), Acquiror shall, and shall cause the Surviving Blade Entity, to provide each employee of Blade as of immediately prior to the Closing who continues in employment with Acquiror or the Surviving Blade Entity following the Effective Time (each, a “Continuing Employee”) with (i) annual base salary or wages and incentive compensation opportunities (excluding any equity or equity-based incentive compensation) that are no less than the annual base salary, wages and incentive compensation opportunities (excluding any equity or equity-based incentive compensation), respectively, provided to such Continuing Employee immediately prior to the Closing Date, and (ii) employee benefits that are not less favorable in the aggregate to such Continuing Employee than those provided to such Continuing Employee immediately prior to the Closing Date.

(b) Service Credit. From and after the Closing, Acquiror shall, and shall cause the Surviving Blade Entity to, give or cause to be given to each Continuing Employee credit for purposes of eligibility to participate, vesting of employer 401(k) plan contributions, level of severance and vacation/paid time off (and for any other purposes as may be required under applicable Law), but not for benefit accrual purposes under any defined benefit pension plan, under each employee benefit plan, program or arrangement established or maintained by Acquiror under which Continuing Employees are eligible to participate on or after the Closing (“New Plan”) to the same extent and for the same purpose as such service with Blade or one of its Subsidiaries or any predecessor thereof was credited on or prior to the Closing under the corresponding Blade Benefit Plan or Foreign Plan, as applicable; provided, however, that such credit need not be provided to the extent that such credit would result in any duplication of benefits for the same period of service.

(c) Pre-Existing Conditions/Copayment Credit. With respect to each New Plan that is a group welfare benefit plan in which any Continuing Employee or spouse or dependent thereof may be eligible to participate on or after the Closing, Acquiror shall use commercially reasonable efforts to (i) waive, or cause its Affiliates or insurance carrier to waive, all limitations as to preexisting conditions, actively-at-work requirements, exclusions and waiting periods, if any, with respect to participation and coverage requirements applicable to each Continuing Employee or spouse or dependent thereof, and any other similar restrictions that would prevent immediate or full participation by such Continuing Employee or eligible spouse or dependent thereof, under such New Plan, to the same extent satisfied or waived under a comparable Blade Benefit Plan or Foreign Plan, as applicable, in which such Continuing Employee participated, and (ii) provide or cause its Affiliates to provide credit to each Continuing Employee or eligible spouse or dependent thereof for any co-payments, deductibles, out-of-pocket

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expenses and for any lifetime maximums paid by such Continuing Employee or eligible spouse or dependent thereof under the comparable Blade Benefit Plan or Foreign Plan, as applicable, during the relevant plan year up to and including the Closing to the same extent and for the same purpose as credited under such comparable Blade Benefit Plan or Foreign Plan, as applicable, as if such amounts had been paid under such New Plan.

(d) Limitations. Blade and Acquiror acknowledge and agree that all provisions contained in this Section 7.10 are included for their sole benefit, and that nothing contained herein, express or implied, (i) is intended to confer any third-party beneficiary or other rights (including any right to continued employment for any period, to any particular term or condition of employment or to continued receipt of any specific employee benefit), or (ii) shall constitute an establishment, amendment to or any other modification of any New Plan, Blade Benefit Plan, Foreign Plan, or other employee benefit plan, or shall limit the right of Acquiror or any of its Affiliates to amend, terminate or otherwise modify any New Plan, Blade Benefit Plan, Foreign Plan or other employee benefit plan following the Closing Date.

Section 7.11  Trust Account. As of the Effective Time, the obligations of Acquiror to dissolve or liquidate within a specified time period as contained in the Acquiror Organizational Documents will be terminated and Acquiror shall have no obligation whatsoever to dissolve and liquidate the assets of Acquiror by reason of the consummation of the Merger or otherwise, and no stockholder of Acquiror shall be entitled to receive any amount from the Trust Account (other than with respect to an electing Public Stockholder in the Acquiror Shareholder Redemption). At least 72 hours prior to the Effective Time, Acquiror shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account, net of redemptions in the Acquiror Shareholder Redemption, to Acquiror (to be held as available cash for immediate use on the balance sheet of Acquiror, and to be used (a) to pay the Acquiror Transaction Expenses and Blade Transaction Expenses, in each case, which remain unpaid as of the Effective Time, and working capital loans owed to Sponsor or its Affiliate, and (b) thereafter, for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

Article VIII
JOINT COVENANTS

Section 8.01  Efforts to Consummate.

(a) Subject to the terms and conditions herein, each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the Transactions contemplated by this Agreement (including (i) the satisfaction of the closing conditions set forth in Article IX, (ii) obtaining as soon as practicable all material Consents and approvals of third parties (including any Governmental Authority) that any of Acquiror, Blade or their respective Affiliates are required to obtain in order to consummate the Transactions, and (iii) the consummation of the Conversion and the consummation of the PIPE Investment on the terms and subject to the conditions set forth in the Subscription Agreement). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Authorities or other Persons necessary to consummate the Transactions and the transactions contemplated by the Transaction Agreements.

(b) Without limiting the generality of the foregoing, each Party shall (i) make all required filings pursuant to the HSR Act with respect to the Transactions promptly following the date of this Agreement and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Authority for additional information and documentary material that may be requested pursuant to the HSR Act. Acquiror shall promptly inform Blade of any material communication between any Acquiror Party, on the one hand, and any Governmental Authority, on the other hand, and Blade shall promptly inform Acquiror of any material communication between Blade, on the one hand, and any Governmental

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Authority, on the other hand, in either case, regarding any of the Transactions or any Transaction Agreement.

(c) Each Party will (and, to the extent required, shall cause their respective controlled Affiliates to) (i) request early termination of all waiting periods applicable to the Transactions under the HSR Act (to the extent early termination is made available by the relevant Governmental Authorities), and (ii) reasonably cooperate in good faith with Governmental Authorities and undertake promptly any and all reasonable action required to complete lawfully the Transactions as soon as practicable (but in any event prior to the Termination Date) and any and all reasonable action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Action in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would reasonably be expected to delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger or the other Transactions. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 8.01 shall obligate any of Acquiror or Blade, or any of their respective Affiliates to, and (other than with the prior written consent of each of Acquiror and Blade) no Party shall, agree to (x) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities or assets of Blade or any of its Subsidiaries or any entity or asset of such Party or any of its Affiliates or any other Person or (y) terminate, amend or assign any existing relationships and contractual rights or obligations.

(d) With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, Blade and Acquiror shall (and, to the extent required, shall cause their respective controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary or advisable clearance, approval, Consent, exemption, or authorization under Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions and (ii) reasonably cooperate with each other in the defense of such matters. To the extent not prohibited by Law, Blade shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to Blade, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the Transactions, and each Party shall permit counsel to the other Parties an opportunity to review in advance, and each Party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such Party and/or its Affiliates to any Governmental Authority concerning the Transactions; provided, that none of the Parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other Parties. To the extent not prohibited by Law, Blade agrees to provide Acquiror and its counsel, and Acquiror agrees to provide Blade and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such Party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions.

(e) During the Interim Period, Acquiror, on the one hand, and Blade, on the other hand, shall each notify each other in writing promptly after learning of any shareholder demands or other shareholder proceedings (including derivative claims) relating to this Agreement, the Transactions, any Transaction Agreements or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of Acquiror, any of the Acquiror Parties or any of their respective Representatives (in their capacity as a representative of an Acquiror Party) or, in the case of Blade, Blade or its Subsidiaries or any of its Representatives (in their capacity as a representative of Blade or its Subsidiaries). Acquiror and Blade shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at their own respective cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation (subject to a customary joint defense agreement), (iii) consider in good faith the others’ advice with respect to any such Transaction Litigation, and (iv) reasonably cooperate with each other with respect to any such Transaction Litigation. Notwithstanding the foregoing, Acquiror shall, subject to and without limiting the covenants and agreements, and the rights of Blade, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction

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Litigation; provided, however, that in no event shall Acquiror settle or compromise any Transaction Litigation without the prior written consent of Blade (not to be unreasonably withheld, conditioned or delayed). Without limiting the generality of the foregoing, in no event shall Blade, any of its Subsidiaries or any of its Representatives settle or compromise any Transaction Litigation without Acquiror’s prior written consent.

Section 8.02  Registration Statement; Proxy Statement/Prospectus; Special Meeting.

(a) Registration Statement; Proxy Statement/Prospectus.

(i)  As promptly as reasonably practicable following the execution and delivery of this Agreement, Acquiror and Blade shall jointly prepare, and Acquiror shall file with the SEC, a registration statement on Form S-4 or other applicable form (the “Registration Statement”) pursuant to which shares of Acquiror Common Stock issuable in the Transactions (including the Conversion and the Merger) will be registered under the Securities Act, which shall include a proxy statement in connection with the Transactions (the “Proxy Statement/Prospectus”) to be sent to the shareholders of Acquiror in advance of the Special Meeting, for the purpose of, among other things: (A) providing Acquiror’s shareholders with the opportunity to redeem shares of Acquiror Class A Ordinary Shares by tendering such shares for redemption not later than two Business Days prior to the originally scheduled date of the Special Meeting (the “Acquiror Shareholder Redemption”); and (B) soliciting proxies from holders of Acquiror Class A Ordinary Shares to vote at the Special Meeting, as adjourned or postponed, in favor of the Acquiror Shareholder Matters. Without the prior written consent of Blade, the Acquiror Shareholder Matters shall be the only matters (other than procedural matters) which Acquiror shall propose to be acted on by the Acquiror’s shareholders at the Special Meeting, as adjourned or postponed. Acquiror and Blade will use their respective reasonable best efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply as to form and substance with the applicable requirements of the SEC and the rules and regulations thereunder, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Acquiror shall (I) file the definitive Proxy Statement/Prospectus with the SEC and (II) cause the Proxy Statement/Prospectus to be mailed to its shareholders of record, as of the record date to be established by the Acquiror Board in accordance with Section 8.02(b), as promptly as practicable (but in no event less than five Business Days except as otherwise required by applicable Law) following the date upon which the Registration Statement is declared effective by the SEC (such earlier date, the “Registration Statement Effectiveness Date”).

(ii) Prior to filing with the SEC, Acquiror will make available to Blade and its counsel drafts of the Registration Statement and the Proxy Statement/Prospectus and any other documents to be filed with the SEC, both preliminary and final, and any amendment or supplement to the Registration Statement and the Proxy Statement/Prospectus or such other document and will provide Blade and its counsel with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. Acquiror shall not file any such documents with the SEC without the prior consent of Blade (such consent not to be unreasonably withheld, conditioned or delayed). Acquiror will advise Blade promptly after it receives notice thereof, of: (A) the time when the Registration Statement has been filed; (B) the time when the Registration Statement is declared effective; (C) the filing of any supplement or amendment to the Registration Statement or the Proxy Statement/Prospectus; (D) any request by the SEC for amendment of the Registration Statement or the Proxy Statement/Prospectus; (E) any comments from the SEC relating to the Registration Statement or the Proxy Statement/Prospectus and responses thereto; (F) requests by the SEC for additional information; and (G) the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction or of the initiation or written threat of any proceeding for any such purpose. Acquiror shall respond to any SEC comments on the

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Registration Statement or the Proxy Statement/Prospectus as promptly as practicable following receipt by Acquiror of any such SEC comments (except to the extent due to the failure of Blade to timely provide information required to respond to such SEC comments) and shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC under the Securities Act as promptly as practicable; provided, that prior to responding to any requests or comments from the SEC, Acquiror will make available to Blade and its counsel drafts of any such response and provide Blade and its counsel with a reasonable opportunity to review and comment on such drafts and shall consider in good faith any such comments.

(iii)  If, at any time prior to the Special Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus so that the Registration Statement or the Proxy Statement/Prospectus would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Acquiror shall promptly file an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus containing such information.

(iv) Acquiror shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. Each of Acquiror and Blade agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, the Proxy Statement/Prospectus or any other statement, filing, notice or application made by or on behalf of Acquiror, Blade, or their respective Affiliates to any regulatory authority (including Nasdaq) in connection with the Transactions.

(b) Special Meeting.

(i)  Acquiror will take, in accordance with applicable Law, Nasdaq rules and its Organizational Documents, all action necessary to give notice of and duly convene and hold an extraordinary general meeting (the “Special Meeting”) as promptly as reasonably practicable after the Registration Statement Effectiveness Date (and without the prior written consent of Blade, in no event later than thirty (30) Business Days after the Registration Statement Effectiveness Date, subject to any permitted postponement or adjournment as described below) and will establish a record date for, give notice of and commence the mailing of the Proxy Statement/Prospectus to the shareholders of Acquiror as promptly as practicable after the Registration Statement Effectiveness Date, to (A) consider and vote upon the approval of the Acquiror Shareholder Matters and to cause such vote to be taken and (B) provide shareholders of Acquiror with the opportunity to elect to effect an Acquiror Share Redemption. Acquiror may only elect to postpone or adjourn such meeting without the prior written consent of Blade (not to be unreasonably withheld, delayed or conditioned) if (x) a postponement or adjournment is required by Law, (y) as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Acquiror Class A Ordinary Shares represented (either in person or by proxy) and voting to approve the Acquiror Shareholder Matters or to constitute a quorum necessary to conduct the business of the Special Meeting or (z) Acquiror determines that the Acquiror Share Redemption could reasonably be expected to cause the conditions in Section 9.01(e) or Section 9.01(h) to not be satisfied at the Closing. Acquiror shall include in the Proxy Statement/Prospectus the Acquiror Board Recommendation and, following the Registration Statement Effectiveness Date, shall, subject to a Change in Recommendation under clause (ii) below, use its reasonable best efforts to solicit from its shareholders’ proxies in favor of the Acquiror Shareholder Matters. Acquiror shall keep Blade reasonably informed regarding all matters relating to the Acquiror

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Shareholder Matters and the Special Meeting, including by promptly furnishing any voting or proxy solicitation reports received by Acquiror in respect of such matters and similar updates regarding any redemptions.

(ii) Notwithstanding the foregoing, at any time prior to, but not after, obtaining approval of the Acquiror Shareholder Matters, solely in response to an Acquiror Intervening Event, the Acquiror Board may fail to make, amend, change, withdraw, modify, withhold or qualify the Acquiror Board Recommendation (any such action, a “Change in Recommendation”) if the Acquiror Board shall have determined in good faith, after consultation with its outside legal counsel, that, in response to such Acquiror Intervening Event, a failure to make a Change in Recommendation would violate its fiduciary duties under applicable Law; provided, that the Acquiror Board will not be entitled to make, or agree or resolve to make, and will not make, a Change in Recommendation unless (A) Acquiror shall have delivered to Blade a written notice (an “Acquiror Intervening Event Notice”) advising Blade that the Acquiror Board proposes to take such action and containing the material facts underlying the Acquiror Board’s determination that an Acquiror Intervening Event has occurred, (B) Acquiror and its Representatives shall have, during the period (the “Intervening Event Negotiation Period”) beginning upon the date of Blade’s receipt of the Acquiror Intervening Event Notice and expiring at 5:00 p.m., Eastern Time, on the fifth full Business Day thereafter, negotiated in good faith with Blade and its Representatives (to the extent Blade wishes to so negotiate) any revisions or adjustments to the terms and conditions of this Agreement as would obviate the need for a Change in Recommendation (it being understood that any material development with respect to an Acquiror Intervening Event during any Intervening Event Negotiation Period shall require a new notice but with an additional three-Business Day (instead of five-Business Day) period from the date of such notice (such period the “Renewed Negotiation Period”)), and (C) following expiration of the Intervening Event Negotiation Period and any Renewed Negotiation Period and after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that Blade shall have, prior to the expiration of the Intervening Event Negotiation Period, offered in writing in a manner that would form a binding Contract if accepted by Acquiror (and the other applicable Parties hereto), the Acquiror Board reaffirms in good faith (after consultation with its outside legal counsel) its determination that (1) an Acquiror Intervening Event has occurred and (2) in response to such Acquiror Intervening Event, the failure to make a Change in Recommendation would violate its fiduciary duties under applicable Law. For the avoidance of doubt, a Change in Recommendation will not affect Acquiror’s obligations pursuant to this Section 8.02 (other than as set forth in the immediately preceding sentence) or elsewhere in this Agreement.

Section 8.03  Exclusivity.

(a) Blade agrees that, during the Interim Period, Blade shall not take, nor shall Blade permit any of its controlled Affiliates or Representatives to take, whether directly or indirectly, any action to (i) solicit, knowingly assist or knowingly encourage, (ii) initiate, knowingly facilitate or engage in discussions or negotiations with, (iii) enter into any agreement with or (iv) provide non-public information concerning Blade to, any Person (other than Acquiror or any of its Affiliates or Representatives), in each case of (i) through (iv) relating to and in furtherance of an Acquisition Transaction; provided, that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 8.03(a). Blade shall, and shall cause its controlled Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

(b) During the Interim Period, Acquiror shall not take, nor shall it permit any of its Affiliates or Representatives to take, whether directly or indirectly, any action to (i) make any proposal or offer with respect to a Business Combination, (ii) initiate any discussions or negotiations with any Person with respect to a Business Combination, (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding

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or agreement in principle, or any other agreement relating to a Business Combination, in each case, other than to or with Blade and its Representatives or (d) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort by any Person relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination other than with Blade (an “Alternate Business Combination Proposal”); provided, that the execution, delivery and performance of this Agreement and the other Transaction Agreements and the consummation of the Transactions shall not be deemed a violation of this Section 8.03(b). Acquiror shall, and shall cause its Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Alternate Business Combination Proposal.

(c) Each Party shall notify the other Parties as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations with respect to, or which is reasonably likely to give rise to or result in an Acquisition Transaction or Alternate Business Combination Proposal, the identity of the party making such inquiry, proposal, offer or request for information and the material terms and conditions thereof. Each Party shall keep the other Parties promptly informed of the status of any such inquiries, proposals, offers or requests for information.

Section 8.04  Tax Matters.

(a) The Parties intend, for U.S. federal income tax purposes, that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which each of Acquiror, Merger Sub and Blade are parties under Section 368(b) of the Code. The Parties hereby adopt this Agreement as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-3(a) and 1.368-2(g). None of the Parties shall take or cause to be taken any action, or fail to take or cause to be taken any action, which action or failure to act would be reasonably expected to cause either of the Merger to fail to qualify for the Intended Income Tax Treatment. The Merger shall be reported by the Parties for all Tax purposes in accordance with the foregoing, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Law). The Parties shall reasonably cooperate with each other and their respective counsel to document and support the Intended Income Tax Treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, including providing reasonable factual support letters to tax advisors of the Parties. After the Closing Date, the Acquiror shall, and shall cause its Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books and records in existence on the Closing Date to the extent pertaining to the qualification of Blade Common Stock as “qualified small business stock” (as defined in Section 1202 of the Code) and shall use commercially reasonable efforts to provide the Pre-Closing Holders relevant factual information included in such books and records that may be reasonably requested or required in respect of Section 1202 of the Code.

(b) All Transfer Taxes incurred at or after the Closing shall be paid by Acquiror. The Parties shall use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Tax that could be imposed in connection with the Transactions.

Section 8.05  Confidentiality; Publicity.

(a) Blade hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Section 10.01, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Acquiror Confidential Information and not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Transaction Agreements, performing its obligations hereunder or thereunder, enforcing its rights hereunder or thereunder, or in furtherance of its authorized duties on behalf of the Acquiror or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Acquiror Confidential Information without the Acquiror’s prior written consent; and (ii) in the event that Blade or

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any of its Representatives becomes legally compelled to disclose any Acquiror Confidential Information, (A) provide the Acquiror, to the extent not prohibited by applicable Law, with prompt written notice of such requirement so that the Acquiror or its Affiliates, may seek, at Acquiror’s cost, a protective Governmental Order or other remedy or waive compliance with this Section 8.05(a), and (B) in the event that such protective Governmental Order or other remedy is not obtained, or the Acquiror waives compliance with this Section 8.05(a), furnish or disclose only that portion of such Acquiror Confidential Information which is legally required to be furnished or disclosed, in each case, as advised in writing by Blade’s (or such Representative’s, as applicable) outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Acquiror Confidential Information. In the event that this Agreement is terminated and the Transactions are not consummated, Blade shall, and shall cause its Representatives to, promptly deliver to the Acquiror or destroy (at Blade’s election) any and all copies (in whatever form or medium) of Acquiror Confidential Information, and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that Blade and its Representatives shall be entitled to keep any records required to be retained by applicable Law or pursuant to Blade’s bona fide record retention policies in existence as of the date hereof; and provided, further, that, notwithstanding the return or destruction of any Acquiror Confidential Information, all Acquiror Confidential Information shall remain subject to this Section 8.05.

(b) The Acquiror hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Section 10.01, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Blade Confidential Information, and not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Transaction Agreements, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Blade Confidential Information without Blade’s prior written consent; and (ii) in the event that the Acquiror or any of its Representatives becomes legally compelled to disclose any Blade Confidential Information, (A) provide Blade, to the extent not prohibited by applicable Law, with prompt written notice of such requirement so that Blade or its Affiliates may seek, at Blade’s sole expense, a protective Governmental Order or other remedy or waive compliance with this Section 8.05(b) and (B) in the event that such protective Governmental Order or other remedy is not obtained, or Blade waives compliance with this Section 8.05(b), furnish or disclose only that portion of such Blade Confidential Information which is legally required to be furnished or disclosed, in each case, as advised in writing by the Acquiror’s (or such Representative’s, as applicable) outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Blade Confidential Information. In the event that this Agreement is terminated and the Transactions not consummated, the Acquiror shall, and shall cause its Representatives to, promptly deliver to Blade or destroy (at the Acquiror’s election) any and all copies (in whatever form or medium) of Blade Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Acquiror and its Representatives shall be entitled to keep any records required to be retained by applicable Law or pursuant to the Acquiror’s bona fide record retention policies in existence as of the date hereof; and provided, further, that, notwithstanding the return or destruction of any Blade Confidential Information, all Blade Confidential Information shall remain subject to this Section 8.05.

(c) Subject to Section ٨.٠٥(d), none of the Parties nor any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the Transactions without the prior written consent of the other Parties, prior to the Closing; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law or the rules of any stock exchange, in which case the disclosing Party shall, to the extent permitted by applicable Law, prior to the issuance of any press release of making of any public announcement, first allow (A) Blade, if the disclosing party is Acquiror or (B) Acquiror, if the disclosing party is Blade (prior to the Closing), to review such announcement or communication and provide such Party the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press

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release or other communication previously approved in accordance with this Section 8.05, and (iii) to Governmental Authorities in connection with any Consents required to be made under this Agreement or in connection with the Transactions. The Parties agree that the Sponsor, Acquiror and their respective Representatives may provide general information about the subject matter of this Agreement and the Transactions to any direct or indirect current or prospective investor in connection with the PIPE Investment, in each case, so long as such recipients are obligated to keep such information confidential in accordance with the requirements of this Section 8.05.

(d) The initial press release concerning this Agreement and the Transactions shall be a joint press release in the form agreed by Blade and Acquiror prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as practicable after the execution of this Agreement (but in any event within four Business Days thereafter). Promptly after the execution of this Agreement (but in any event within four Business Days thereafter), Acquiror shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Securities Laws, which Blade shall have the opportunity to review and comment upon prior to filing and Acquiror shall consider such comments in good faith. Blade, Acquiror and the Sponsor shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of them) and, as promptly as practicable after the Closing (but in any event within four Business Days thereafter), issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the Closing (but in any event within four Business Days after the Closing), Acquiror shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, which the Sponsor shall have the opportunity to review and comment upon prior to filing and Acquiror shall consider in good faith such comments. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Press Release or the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equity holders, and such other matters as may be reasonably necessary for such press release or filing.

Section 8.06  Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the Transactions.

Section 8.07  Qualification as an Emerging Growth Company. Acquiror shall, at all times during the period from the date hereof until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and (b) not take any action that would cause Acquiror to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

Section 8.08  Documents and Information. After the Closing Date, the Acquiror shall, and shall cause its Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of Blade and its Subsidiaries in existence on the Closing Date and make the same available for inspection and copying by the Sponsor during normal business hours of Acquiror and its Subsidiaries, upon reasonable request and upon reasonable notice. Other than in the ordinary course and pursuant to bona fide and documented document retention policies in effect as of the Closing Date, neither Acquiror nor any of its Subsidiaries shall destroy any such books, records or documents following the Closing and through the seventh (7th) anniversary of the Closing Date without first advising the Sponsor in writing and giving the Sponsor a reasonable opportunity to obtain possession thereof.

Section 8.09  Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the consummation of the Transactions or (ii) any non-compliance with any applicable Law by such Party or its Affiliates; (b) receives any notice or other communication from any Governmental Authority in connection with the consummation of the Transactions; (c) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected

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to (i) cause any of the representations or warranties of such Party contained herein to be materially untrue or misleading or (ii) cause or result in any of the conditions to the Closing set forth in Article IX not being capable of being satisfied or the satisfaction of those conditions being materially delayed; or (d) becomes aware of the commencement of, or receives a written threat with respect to the commencement of, any Action against such Party or any of its Affiliates, properties or assets, or, to the knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates, in each case, with respect to the consummation of the Transactions. No such notice shall constitute an acknowledgement or admission by the Party providing such notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

Section 8.10  Post-Closing Directors and Officers. The Parties shall take all such action within their respective power as may be necessary or appropriate such that:

(a) the Acquiror’s board of directors immediately following the Effective Time (the “Post-Closing Acquiror Board”) will consist of seven (7) individuals, including: (i) Dr. Michael Shleifer, (the “Acquiror Director”); (ii) one (1) person to be designated by mutual agreement of Blade and the Acquiror as soon as practicable following the date of this Agreement and prior to the Closing, who shall qualify as an independent director under Nasdaq rules; and (iii) five (5) persons designated by Blade pursuant to written notice to Acquiror as soon as reasonably practicable following the date of this Agreement and prior to the Closing, who shall be reasonably acceptable to Acquiror (and subject to the requirements of Nasdaq);

(b) at least four (4) of the members of the Post-Closing Acquiror Board will qualify as an independent director under Nasdaq rules;

(c) the Post-Closing Acquiror Board will be a classified board with three classes of directors allocated as equally as possible across classes, with (i) one class of directors, the Class I Directors, initially serving until the first annual meeting of Acquiror’s stockholders held following the Closing, (ii) a second class of directors, the Class II Directors, initially serving until the second annual meeting of Acquiror’s stockholders held following the Closing and (iii) a third class of directors, the Class III Directors, initially serving until the third annual meeting of Acquiror’s stockholders held following the Closing, which Class III Directors will initially include the Acquiror Director;

(d) the directors and officers of Blade as of immediately prior to the Effective Time shall have resigned effective as of the Effective Time (except to the extent that they are to become a director or officer of the Surviving Blade Entity in accordance with Section 2.05); and

(e) the respective boards of directors and officers of the Surviving Blade Entity as of immediately following the Effective Time are as described in Section 2.05.

Article IX
CONDITIONS TO OBLIGATIONS

Section 9.01  Conditions to Obligations of Acquiror and Blade. The obligations of the Acquiror and Blade to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by the Acquiror and Blade:

(a) Regulatory Approvals. All (i) applicable waiting periods (and any extensions thereof) under the HSR Act in respect of the Transactions shall have expired or been terminated, and (ii) Consents set forth on Schedule 9.01(a) required to be obtained from or made with any Governmental Authority in order to consummate the Transactions shall have been obtained or made.

(b) No Prohibition. There shall not be in force any applicable Law or Governmental Order by any Governmental Authority of competent jurisdiction and having jurisdiction over the Parties with respect to the Transactions that has the effect of enjoining, prohibiting, or making illegal the consummation of the Transactions.

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(c) Stockholder Approval. Each of the Required Acquiror Shareholder Approval and the Required Blade Stockholder Approval shall have been obtained.

(d) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC that remains in effect and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn.

(e) Nasdaq. The Acquiror Common Stock to be issued in connection with the Transactions (including the Conversion, the Merger and the PIPE Investment) shall be listed or have been approved for listing on Nasdaq, subject only to official notice of issuance thereof.

(f)  Appointment to the Board. The members of the Post-Closing Acquiror Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 8.10.

(g) Acquiror Conversion. The Conversion shall have been consummated in accordance with Section 7.06 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to Blade.

(h) Net Tangible Assets Test. Either immediately prior to the Closing (after giving effect to the Acquiror Shareholder Redemption and any PIPE Investment) or upon the Closing, the Acquiror shall have consolidated net tangible assets of at least $5,000,001 (as determined in accordance with Rule 3a51-1(g) of the Exchange Act).

Section 9.02 Additional Conditions to Obligations of the Acquiror Parties. The obligations of the Acquiror Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a) Representations and Warranties.

(i) The Blade Specified Representations (other than the representations and warranties of Blade contained in Section 4.06 (Current Capitalization)), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date of this Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct in all material respects on and as of such earlier date).

(ii) The representations and warranties made by Blade in Section 4.06 (Current Capitalization) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the date of this Agreement and as of the Closing Date as though then made (except to the extent of any changes that reflect actions permitted in accordance with Section 6.01 of this Agreement and except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct in all material respects on and as of such earlier date), except, in either case, for immaterial inaccuracies.

(iii) The representations and warranties made by Blade in Section 4.23(b) shall be true and correct in all respects.

(iv) The representations and warranties made by Blade in Article IV (other than the Blade Specified Representations and the representations and warranties contained in Section 4.23(b)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the date of this Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an

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earlier date, which in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Agreements and Covenants. The covenants and agreements of Blade in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.02(b), a covenant or agreement of Blade shall only be deemed to have not been performed if Blade has materially breached such covenant or agreement and, if reasonably capable of cure, failed to cure such material breach within twenty (20) days after written notice thereof from Acquiror (or, if earlier, the Termination Date).

(c)  No Material Adverse Effect. No Company Material Adverse Effect shall have occurred with respect to Blade and its direct and indirect Subsidiaries taken as a whole since the date of this Agreement which is continuing and uncured.

(d)  Certain Ancillary Documents. Each Lock-Up Agreement and the Registration Rights Agreement shall be in full force and effect in accordance with the terms thereof.

(e)  Officer’s Certificate. Blade shall have delivered to Acquiror a certificate signed by an officer of Blade, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(c), as they relate to Blade and its representations and warranties and covenants and agreements herein, have been satisfied.

(f)  Convertible Securities. The Acquiror shall have received evidence reasonably acceptable to the Acquiror that Blade shall have terminated, extinguished and cancelled in full any outstanding Convertible Securities, excluding Blade Options, or commitments therefor.

Section 9.03 Additional Conditions to the Obligations of Blade. The obligation of Blade to consummate, or cause to be consummated, the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Blade:

(a) Representations and Warranties of the Acquiror Parties.

(i)  Each of the representations and warranties of the Acquiror Parties contained in Article V (other than the representations and warranties of the Acquiror Parties contained in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization), Section 5.07 (Brokers’ Fees) and Section 5.11 (Capitalization)) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Acquiror Material Adverse Effect” or any similar limitation set forth therein) as of the date of this Agreement and as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, an Acquiror Material Adverse Effect.

(ii) Each of the representations and warranties of the Acquiror Parties contained in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization), Section 5.07 (Brokers’ Fees) and Section 5.11 (Capitalization) shall be true and correct (without giving any effect to any limitation as to “materiality” or any similar limitation set forth therein) in all material respects as of the Closing Date as though then made (except to the extent such representations and warranties expressly relate to an earlier date, which in such case, shall be true and correct in all material respects on and as of such earlier date).

(iii) The representations and warranties of the Acquiror Parties contained in Section 5.16(a) (Absence of Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date.

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(b) Agreements and Covenants. The covenants and agreements of the Acquiror Parties in this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects; provided, that for purposes of this Section 9.03(b), a covenant or agreement of the Acquiror Parties shall only be deemed to have not been performed if the Acquiror Parties have materially breached such covenant or agreement and, if reasonably capable of cure, failed to cure such material breach within 20 days after written notice of such breach has been delivered by Blade to Acquiror (or if earlier, the Termination Date).

(c) No Acquiror Material Adverse Effect. No Acquiror Material Adverse Effect shall have occurred since the date of this Agreement which is continuing and uncured.

(d) Officer’s Certificate. Acquiror shall have delivered to Blade a certificate signed by an officer of Acquiror, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a), Section 9.03(b) with respect to Acquiror and Section 9.03(c) have been satisfied.

(e) Available Closing Acquiror Cash. The Available Closing Acquiror Cash shall be equal to or greater than $75,000,000.

(f)  Directors. All of the directors of Acquiror (other than those Persons identified as the initial directors of Acquiror following the Closing in accordance with Section 8.10) shall have resigned or otherwise been removed effective as of immediately prior to the Effective Time.

(g) Trust Account. Acquiror shall have made all necessary and appropriate arrangements with the Trustee to have all of the funds in the Trust Account disbursed to Acquiror immediately prior to the Effective Time, and all such funds released from the Trust Account shall be available for immediate use to Acquiror in respect of all or a portion of the payment obligations set forth in Section 7.11.

(h) Certain Ancillary Agreements. Each Lock-Up Agreement and the Registration Rights Agreement shall be in full force and effect in accordance with the terms thereof.

Section 9.04 Frustration of Conditions. A Party may not rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was due to the failure of such Party to perform any of its obligations under this Agreement.

Article X
TERMINATION/EFFECTIVENESS

Section 10.01 Termination. This Agreement may be validly terminated, and the Transactions may be abandoned at any time prior to the Closing only as follows:

(a) by mutual written agreement of Acquiror and Blade;

(b) by written notice from Acquiror or Blade to the other, if there shall be in effect any (i) Law in any jurisdiction of competent authority or (ii) Governmental Order issued, promulgated, made, rendered or entered into by any court or other tribunal of competent jurisdiction, that, in the case of each of clauses (i) and (ii), permanently restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger and in the case of any such Governmental Order, such Governmental Order shall have become final and non-appealable, except that the right to terminate this Agreement pursuant to this Section 10.01(b) will not be available to any Party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such final and non-appealable order;

(c) by written notice from Acquiror or Blade to the other, if the Effective Time has not occurred by 11:59 p.m., Eastern Time, on April 15, 2022 (the “Termination Date”); provided, that the Termination Date shall automatically be extended for a period of sixty (60) days in the event that there is any delay to the applicable waiting or review period or process, or any extension thereof, by any Governmental Authority (including the SEC with respect to the Registration Statement) or Nasdaq (including any specific request from any Governmental Authority, including the SEC, or Nasdaq to delay filings or for additional time to review the Transactions) that would, or would reasonably be expected to,

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have the effect of delaying, impeding, hindering or preventing the review of the Transaction or issuance of clearance or approval from such Governmental Authority to the extent required to satisfy any of the conditions set forth in Section 9.01(a), Section 9.01(d) or Section 9.01(e); provided, further, that the right to terminate this Agreement pursuant to this Section 10.01(c) will not be available to any Party whose breach of any provision of this Agreement primarily causes or results in the failure of the Merger to be consummated by such time;

(d) by written notice from Acquiror or Blade to the other, if Acquiror fails to obtain the Required Acquiror Shareholder Approval upon the vote taken thereon at the Special Meeting (or at a meeting of its shareholders following any adjournment or postponement thereof);

(e) by written notice from Acquiror to Blade, if Blade has breached or failed to perform any of its (i) representations or warranties or (ii) covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would or would reasonably be expected to result in the failure of a condition set forth in Section 9.02(a) or Section 9.02(b) to be satisfied at the Closing and (B) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by Blade before the earlier of (I) the Termination Date and (II) the 40th day following receipt of written notice from Acquiror of such breach or failure to perform; provided, that Acquiror shall not have the right to terminate this Agreement pursuant to this Section 10.01(e) if it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in the failure of a condition set forth in Section 9.03(a) or Section 9.03(b) with respect to Acquiror to be satisfied;

(f)  by written notice from Blade to the Acquiror, if any Acquiror Party has breached or failed to perform any of its (i) representations or warranties or (ii) covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would or would reasonably be expected to result in the failure of a condition set forth in Section 9.03(a) or Section 9.03(b) with respect to Acquiror to be satisfied as of the Closing and (B) is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by the Acquiror Parties before the earlier of (I) the Termination Date and (II) the 40th day following receipt of written notice from Acquiror of such breach or failure to perform; provided, that Blade shall not have the right to terminate this Agreement pursuant to this Section 10.01(f) if it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in the failure of a condition set forth in Section 9.02(a) or Section 9.02(b) to be satisfied;

(g) by written notice from the Acquiror to Blade, if Blade fails to deliver to Acquiror evidence of the Required Blade Stockholder Approval within seventy-two (72) hours after the Registration Statement has been declared effective under the Securities Act; provided, however, that the Acquiror shall not have the right to terminate this Agreement pursuant to this Section 10.01(g) following delivery of evidence of the Required Blade Stockholder Approval to Acquiror;

(h) by written notice from the Acquiror to Blade, if there shall have been a Company Material Adverse Effect on Blade and its direct and indirect Subsidiaries taken as a whole following the date of this Agreement which is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by Blade before the earlier of (i) the Termination Date and (ii) the 20th day following receipt of written notice from Acquiror of such Company Material Adverse Effect;

(i)  by written notice from Blade to the Acquiror, if there shall have been an Acquiror Material Adverse Effect which is not capable of being cured by the Termination Date or, if capable of being cured by the Termination Date, is not cured by the Acquiror before the earlier of (i) the Termination Date and (ii) the 20th day following receipt of written notice from Blade of such Acquiror Material Adverse Effect; or

(j)  by written notice from Blade to the Acquiror, if there has been a Change in Recommendation.

Section 10.02 Effect of Termination. Except as otherwise set forth in this Section 10.02, if this Agreement is terminated pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors,

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employees or stockholders, other than liability of any Party for any Fraud or any willful and knowing material breach of this Agreement by such Party occurring prior to such termination. The provisions of Section 6.03 (No Claim Against the Trust Account), Section 8.05 (Confidentiality; Publicity), this Section 10.02 (Effect of Termination) and Article XI (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

Article XI
MISCELLANEOUS

Section 11.01  Waiver. At any time and from time to time prior to the Effective Time, Acquiror and Blade may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of any other Party, as applicable, (b) waive any inaccuracies in the representations and warranties of any other Party contained herein or in any document delivered pursuant hereto, and (c) subject to the requirements of applicable Law, waive compliance by any other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that (i) each Acquiror Party shall be deemed a single Party for purposes of this Section 11.01 (ii) no such extension with respect to the performance of any obligation or other act of the Acquiror Parties, and no such waiver of any inaccuracies of the representations and warranties or any agreement or of the Acquiror Parties, shall be effective unless set forth in a writing signed by Blade) and (iii) Blade shall not be permitted to waive the condition set forth in Section 9.03(e) without the prior written consent of the Designated Stockholders. Any agreement on the part of Acquiror or Blade to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

Section 11.02  Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours, with affirmative confirmation of receipt, (and otherwise as of the immediately following Business Day), addressed as follows:

(a)             If to any Acquiror Party prior to the Closing, to:

Biotech Acquisition Company
545 West 25th Street, 20th Floor
New York, New York 10001
Attn: Ivan Jarry, Chief Operating Officer
Telephone No.: (415) 994-6363
Email: ivan.jarry@sprim.net

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Telephone: (212) 370-1300
Attention: Matthew A. Gray, Esq
Email: mgray@egsllp.com

(b)             If to the Acquiror Representative, to:

Biotech Sponsor LLC
545 West 25th Street, 20th Floor
New York, New York 10001
Attn: Ivan Jarry, Chief Operating Officer
Telephone No.: (415) 994-6363
Email: ivan.jarry@sprim.net

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with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Telephone: (212) 370-1300
Attention: Matthew A. Gray, Esq
Email: mgray@egsllp.com

(c)             If to Blade prior to the Closing or any Surviving Entity after the Closing, to:

Blade Therapeutics, Inc.
442 Littlefield Avenue
South San Francisco, California 94080
Attn: Dr. Wendye R. Robbins, Chief Executive Officer
         Jean-Frédéric Viret, Chief Financial Officer
E-mail: wrobbins@blademed.com; jviret@blademed.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Attn: Mark V. Roeder, Brian D. Paulson
Email: mark.roeder@lw.com, brian.paulson@lw.com

(d)             If to the Blade Representative, to:

Jean-Frédéric Viret
Blade Therapeutics, Inc.
442 Littlefield Avenue
South San Francisco, California 94080
Email: jviret@blademed.com

with a copy (which shall not constitute notice) to:

Latham& Watkins LLP
140 Scott Drive
Menlo Park, California 94025
Attn: Mark V. Roeder, Brian D. Paulson
Email: mark.roeder@lw.com, brian.paulson@lw.com

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail).

Section 11.03  Assignment. No Party shall assign this Agreement or any part hereof by operation of Law or otherwise without the prior written consent of the other Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

Section 11.04  Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that notwithstanding the foregoing (a) if the Closing occurs, the present and former officers and directors of Blade and Acquiror (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.01, (b) the

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past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.14 and (c) the Designated Stockholders are intended third-party beneficiaries of, and may enforce, Sections 11.01 and 11.10.

Section 11.05  Expenses. Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement and the Transactions whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants (and 1/2 of the Shared Expenses); provided, that if the Closing occurs, the Acquiror shall bear and pay at or promptly after Closing all Blade Transaction Expenses in accordance with Section ٣.٠٨.

Section 11.06  Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the internal substantive Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.08 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes. The disclosure of any information shall not be deemed to constitute an acknowledgement that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.09  Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the Transaction Agreements (together with the Schedules and Exhibits thereto), Confidentiality Agreement, dated as of April 12, 2021, by and among the Acquiror, Blade and ImmunoBrain Checkpoint, Inc. (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the Parties except as expressly set forth or referenced in this Agreement and the Confidentiality Agreement.

Section 11.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties in the same manner as this Agreement and which makes reference to this Agreement; provided, that the condition set forth in Section 9.03(e), and the provision of Section 11.01 regarding the waiver thereof, shall not be amended or modified in any respect without the prior written consent of the Designated Stockholders. The approval of this Agreement by the stockholders of any of the Parties shall not restrict the ability of the board of directors or managers (or other body performing similar functions) of any of the Parties to terminate this Agreement in accordance with Section 10.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 11.10.

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Section 11.11  Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 11.12 Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement or the Transactions may be brought in federal and state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

Section 11.13  Enforcement. The Parties agree that irreparable damage, for which monetary damages, even if available, may not be an adequate remedy, may occur if the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) Acquiror and Blade shall be entitled to seek an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that neither Acquiror or Blade, in seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13, shall be required to provide any bond or other security in connection with any such injunction.

Section 11.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Acquiror Parties or Blade under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

Section 11.15 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other

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provisions, shall survive the Closing and each such representation, warranty, covenant, obligation or other agreement shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms apply in whole or in part at or after the Closing and then only with respect to any breaches occurring at or after the Closing and (b) this Article XI.

Section 11.16 Acknowledgements. Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (a) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (b) the representations and warranties in Article IV constitute the sole and exclusive representations and warranties of each of Blade in connection with the Transactions; (c) the representations and warranties in Article V constitute the sole and exclusive representations and warranties of the Acquiror Parties; (d) except for the representations and warranties in Article IV by Blade and the representations and warranties in Article V by the Acquiror Parties, none of the Parties or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party (or any Party’s Subsidiaries), including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the such Party or its Subsidiaries or the Transactions and all other representations and warranties of any kind or nature expressed or implied (including (i) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party (or any Party’s Subsidiaries), and (ii) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party (or its Subsidiaries), or the quality, quantity or condition of any Party’s or its Subsidiaries’ assets) are specifically disclaimed by all Parties and their respective Subsidiaries and all other Persons (including the Representatives and Affiliates of any Party or its Subsidiaries); and (e) no Party or its respective Affiliates are relying on any representations and warranties in connection with the Transactions except the representations and warranties in Article IV by Blade and the representations and warranties in Article V by the Acquiror Parties. The foregoing does not limit any rights of any Party pursuant to any other Transaction Agreement against any other Party pursuant to such Transaction Agreement to which it is a party or an express third-party beneficiary thereof. Nothing in this Section 11.16 shall relieve any Party of liability in the case of Fraud or willful misconduct committed by such Party.

Section 11.17  Legal Representation.

(a) The Parties agree that, notwithstanding the fact that each of Ellenoff Grossman & Schole LLP (“EGS”) and Maples and Calder (Cayman) LLP (“M&C”) may have, prior to Closing, jointly represented the Acquiror, Merger Sub and/or the Sponsor in connection with this Agreement, the Transaction Agreements and the transactions contemplated hereby and thereby, and each has also represented the Acquiror and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, each of EGS and M&C will be permitted in the future, after the Closing, to represent the Sponsor and any of its directors, members, partners, officers, employees or Affiliates (excluding the Surviving Entities) (the “Sponsor Group”) in connection with matters in which such Persons are adverse to the Acquiror or any of its Subsidiaries or Affiliates, including any disputes arising out of, or related to, this Agreement. Acquiror and Blade hereby agree, in advance, to waive (and to cause their respective Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s or M&C’s future representation of the Sponsor or any other member of the Sponsor Group in which the interests of such Person are adverse to the interests of the Acquiror, Blade or any of their respective Affiliates (including, after the Closing, the Surviving Entities), including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS or M&C of the Acquiror, Merger Sub, the Sponsor or any other member of the Sponsor Group or any of their respective Affiliates. The Parties acknowledge and agree that, as

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to all legally privileged communications prior to the Closing made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Agreements or the transactions contemplated hereby or thereby between or among any Acquiror Party or the Sponsor or any other member of the Sponsor Group, on the one hand, and EGS, on the other hand (the “EGS Privileged Communications”), the Sponsor shall be deemed the client of EGS and the attorney-client privilege and the expectation of client confidence relating to the EGS Privileged Communications shall belong solely to the Sponsor, shall be controlled by the Sponsor and shall not pass to or be claimed by Acquiror. Notwithstanding the foregoing, if a dispute arises after the Closing between or among any Surviving Entity or any of their respective Subsidiaries or respective directors, members, partners, officers, employees or Affiliates (other than the Sponsor), on the one hand, and a third party other than (and unaffiliated with) the Sponsor or any officer or director of an Acquiror Party prior to the Closing, on the other hand, then the Acquiror and/or any of its Subsidiaries may assert the attorney-client privilege to prevent disclosure to such third party of any such EGS Privileged Communications, and, in relation to such dispute, neither the Sponsor nor any member of the Sponsor Group shall be permitted to waive its attorney-client privilege or any other applicable privilege with respect to such EGS Privileged Communications without the Acquiror’s prior written consent.

(b) Acquiror and Blade, on behalf of their respective successors and assigns (including, after the Closing, the Blade Surviving Entity), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (i) the stockholders or holders of other equity interests of Blade or any of its directors, members, partners, officers, employees or Affiliates (other than the Surviving Entities) (collectively, the “Blade Group”), on the one hand, and (y) any Surviving Entity or any member of the Sponsor Group, on the other hand, any legal counsel, including Latham & Watkins LLP (“Latham”) that represented Blade prior to the Closing may represent any member of the Blade Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Entities, and even though such counsel may have represented Blade in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Entities. Acquiror and Blade, together with any of their respective Affiliates, Subsidiaries, successors or assigns, further agree that, as to all legally privileged communications prior to the Closing made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Agreements or the transactions contemplated hereby or thereby between or among Blade and/or any member of the Blade Group, on the one hand, and Latham, on the other hand (the “Latham Privileged Communications”), the attorney/client privilege and the expectation of client confidence shall survive the Merger and belong to the Blade Group after the Closing, and shall not pass to or be claimed or controlled by any Surviving Entity. Acquiror and Blade, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Latham Privileged Communications, whether located in the records or email server of the Acquiror, any Surviving Entity or their respective Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and Blade, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree not to assert that any privilege has been waived as to the Latham Privileged Communications, by virtue of the Merger.

Section 11.18  Blade Representative.

(a) Each Earnout Participant, by delivery of a Letter of Transmittal and/or receipt of Blade Assumed Options, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Jean-Frédéric Viret, in the capacity as the Blade Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to controlling and making any determinations on behalf of the Earnout Participants with respect to the achievement of the Price Earnout Milestone under Section 3.05, to do or refrain from doing all such further acts and things, and to execute all such documents as the Blade Representative shall deem necessary or appropriate in connection with the matters contemplated by Section 3.05, including the power:

(i) to act for the Earnout Participants with respect to the review, negotiation, objection and final determination of the computations set forth in any Price Earnout Statement;

Annex B-85

(ii) to give and receive all notices and communications hereunder as the Blade Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Blade Representative as contemplated by Section 3.05;

(iii) to engage and obtain the advice of legal counsel, accountants and other professional advisors as the Blade Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Blade Representative as contemplated by Section 3.05;

(iv) to rely on their advice and counsel, and to incur and pay the reasonable costs and expenses, including fees, of legal counsel, accountants and other professional advisors engaged by the Blade Representative on behalf of the Earnout Participants pursuant to this Section 11.18; and

(v) otherwise enforce the rights and obligations of the Earnout Participants under and with respect to Section 3.05.

(b) The provisions of this Section 11.18 are irrevocable and coupled with an interest. The Blade Representative hereby accepts its appointment and authorization as the Blade Representative under this Agreement.

(c) Any other Person, including the Acquiror Representative, the Acquiror, the Independent Expert and their respective Affiliates and Representatives may conclusively and absolutely rely, without inquiry, upon any actions of the Blade Representative with respect to the matters contemplated by Section 3.05 as the acts of the Earnout Participants, and no Earnout Participant shall have any cause of action against the Acquiror Representative, the Acquiror, the Independent Expert or any of their respective Affiliates or Representatives for any action taken by any of them in good-faith reliance upon the instructions or decisions of the Blade Representative with respect to the matters contemplated by Section 3.05.

(d) The Blade Representative will act for the Earnout Participants with respect to the matters contemplated by Section 3.05 in the manner the Blade Representative believes to be in the best interest of the Earnout Participants, but the Blade Representative will not be responsible to the Earnout Participants for any Losses that any Earnout Participant may suffer by reason of the performance by the Blade Representative of the Blade Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Blade Representative in the performance of its duties under this Agreement. From and after the Closing, the Earnout Participants shall severally (pro rata in proportion to the aggregate Merger Consideration received by each such Earnout Participant) indemnify, defend and hold the Blade Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Blade Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Blade Representative’s duties under this Section 11.18, including the reasonable fees and expenses of any legal counsel retained by the Blade Representative. In no event shall the Blade Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Blade Representative shall not be liable for any act taken or omitted to be taken pursuant to the Blade Representative’s authority conferred hereby while acting in good faith and without willful misconduct or gross negligence, and any act taken or omitted to be taken by the Blade Representative upon the advice of its counsel shall be conclusive evidence of such good faith. The Blade Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Blade Representative in the foregoing manner. In connection with the performance of its obligations hereunder, the Blade Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Earnout Participants, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Blade Representative may reasonably

Annex B-86

deem necessary or appropriate from time to time in the carrying out of its obligations pursuant hereto. All of the indemnities, immunities, releases and powers granted to the Blade Representative under this Section 11.18 shall survive the Closing and continue indefinitely.

(e) If the Blade Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of the Earnout Participants, then the Earnout Participants shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Blade Representative (by vote or written consent of the Earnout Participants holding in the aggregate a majority of the Acquiror Common Stock then held by all Earnout Participants), and promptly thereafter (but in any event within ten (10) Business Days after such appointment) notify the Acquiror Representative and the Acquiror in writing of the identity of such successor. Any such successor so appointed shall become the “Blade Representative” for purposes of this Agreement.

Section 11.19  Acquiror Representative.

(a) The Acquiror, on behalf of itself and its Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably appoints Biotech Sponsor LLC, in the capacity as the Acquiror Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i) controlling and making any determinations with respect to the achievement of the Earnout Milestones under Section 3.05; (ii) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Transaction Agreements to which the Acquiror Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Acquiror Representative Documents”); (iii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Acquiror Representative Documents; (iv) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Acquiror Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Acquiror Representative and to rely on their advice and counsel; (v) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other out-of-pocket fees and expenses allocable or in any way relating to such transaction or any indemnification claim; and (vii) otherwise enforcing the rights and obligations of any such Persons under any Acquiror Representative Documents, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person; provided, that the Parties acknowledge that the Acquiror Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of Acquiror Securities (other than the Blade Security Holders immediately prior to the Effective Time and their respective successors and assigns). All decisions and actions by the Acquiror Representative, including any agreement between the Acquiror Representative and the Company, the Blade Representative, any Blade Security Holders, shall be binding upon the Purchaser and its Subsidiaries, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 11.19 are irrevocable and coupled with an interest. The Acquiror Representative hereby accepts its appointment and authorization as the Acquiror Representative under this Agreement.

(b) The Acquiror Representative shall not be liable for any act done or omitted under any Acquiror Representative Document as the Acquiror Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Purchaser shall indemnify, defend and hold harmless the Acquiror Representative from and against any and all Losses incurred without gross negligence, bad faith or willful misconduct on the part of the Acquiror Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Acquiror Representative’s duties under any Acquiror Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Acquiror Representative. In no event shall the Acquiror Representative in such capacity be liable under or in connection with any Acquiror Representative Document for any indirect, punitive, special or consequential damages. The Acquiror Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine,

Annex B-87

including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Acquiror Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Acquiror Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Acquiror, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Acquiror Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Purchaser Representative under this Section 11.19 shall survive the Closing and continue indefinitely.

(c) The Person serving as the Acquiror Representative may resign upon ten (10) days’ prior written notice to the Acquiror and the Blade Representative, provided, that the Acquiror Representative appoints in writing a replacement Acquiror Representative. Each successor Acquiror Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Acquiror Representative, and the term “Acquiror Representative” as used herein shall be deemed to include any such successor Acquiror Representatives.

[Signature pages follow.]

Annex B-88

IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

BIOTECH ACQUISITION COMPANY
By:
Name:
Title:

BLADE MERGER SUBSIDIARY, INC.
By:
Name:
Title:

Signature Page to Agreement and Plan of Merger

Annex B-89

IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

BLADE THERAPEUTICS, INC.
By:
Name:
Title:

Signature Page to Agreement and Plan of Merger

Annex B-90

IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

THE COMPANY PARTY REPRESENTATIVE

Jean-Frédéric Viret, solely with respect to and for purposes of Section 3.05 in the capacity as the Blade Representative hereunder

Signature Page to Agreement and Plan of Merger

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IN WITNESS WHEREOF, the Parties have hereunto caused this Agreement and Plan of Merger to be duly executed as of the date hereof.

ACQUIROR REPRESENTATIVE
BIOTECH SPONSOR LLC, solely with respect to and for purposes of Section 3.05 in the capacity as the Acquiror Representative hereunder
By:
Name:
Title:

Signature Page to Agreement and Plan of Merger

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Exhibit A

Form of Acquiror Charter

See attached.

Exhibit A to Agreement and Plan of Merger

Annex B-93

Exhibit B

Form of Acquiror Bylaws

See attached.

Exhibit B to Agreement and Plan of Merger

Annex B-94

Exhibit C

Form of Registration Rights Agreement

See attached.

Exhibit C to Agreement and Plan of Merger

Annex B-95

Exhibit D

Form of Incentive Equity Plan

See attached.

Exhibit D to Agreement and Plan of Merger

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Exhibit E

Form of Blade Voting Agreement

See attached.

Exhibit E to Agreement and Plan of Merger

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Exhibit F

Form of Lock-Up Agreement

See attached.

Exhibit F to Agreement and Plan of Merger

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Exhibit G

Form of Subscription Agreement

See attached.

Exhibit G to Agreement and Plan of Merger

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Exhibit H

Form of Letter of Transmittal

See attached.

Exhibit H to Agreement and Plan of Merger

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Exhibit I

Sponsor Agreement

See attached.

Exhibit I to Agreement and Plan of Merger

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Exhibit J

Form of ESPP

See attached.

Exhibit J to Agreement and Plan of Merger

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Schedule 1.1(a)

Designated Stockholders

1. Deerfield Private Design Fund III, L.P.

2. Deerfield Healthcare Innovations Fund, L.P.

Schedule 1.1(a) to Agreement and Plan of Merger

Annex B-103

Schedule 1.1(b)

Significant Blade Holders

1. Wendye Robbins

2. Jean-Frédéric Viret

3. Prabha Ibrahim

4. Felix Karim

5. Daven Mody

6. Ravi Rajagopalan

7. Michael Blash

8. Krishna Gorti

9. Nikhil Aneja

Schedule 1.1(b) to Agreement and Plan of Merger

Annex B-104

Annex C

Form final
Exhibit A

FORM OF
Amended and Restated
CERTIFICATE OF INCORPORATION
OF
BIOTECH ACQUISITION COMPANY

ARTICLE I

The name of the corporation is Blade Biotherapeutics, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that the Corporation shall have authority to issue is            . The total number of shares of Common Stock that the Corporation is authorized to issue is            , having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is            , having a par value of $0.0001 per share.

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A.   COMMON STOCK.

1.   General. The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2.   Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

Annex C-1

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3.   Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4.   Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

5.   Transfer Rights. Subject to applicable law and any transfer restrictions set forth in the bylaws of the Corporation (as such Bylaws may be amended from time to time, the “Bylaws”), shares of Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.

B.   PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A.      The directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the whole Board of Directors. The initial Class I directors shall serve for a term expiring at the first annual meeting of stockholders following the filing and effectiveness of this Certificate of Incorporation with the Secretary

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of State of the State of Delaware (the “Effective Time”); the initial Class II directors shall serve for a term expiring at the second annual meeting of stockholders following the Effective Time; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the Effective Time. At each annual meeting of stockholders of the Corporation beginning with the first annual meeting of stockholders following the Effective Time, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal in accordance with this Certificate of Incorporation. No decrease in the number of directors shall shorten the term of any incumbent director.

B.     Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors in accordance with the Bylaws.

C.     Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D.     Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

E.      Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VI, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F.      In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal the Bylaws. The stockholders of the Corporation shall also have the power to adopt, amend or repeal the Bylaws; provided, that in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation

Annex C-3

in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G.     The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

A.     Any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B.     Subject to the special rights of the holders of one or more series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, in each case, in accordance with the Bylaws, and shall not be called by any other person or persons. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.

C.     Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.

ARTICLE VIII

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE IX

A.     The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL, and instead the provisions of Article IX(B)-(D) below shall apply, for so long as the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”).

Annex C-4

B.The Corporation shall not engage in any business combination with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(i)    prior to such time, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(ii)    upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(iii)   at or subsequent to such time, the business combination is approved by the Board of the Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

C.     The restrictions contained in the foregoing Article IX(B) shall not apply if:

(i)    a stockholder becomes an interested stockholder inadvertently and (a) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (b) would not, at any time, within the three-year period immediately prior to the business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

(ii)    the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (a) constitutes one of the transactions described in the second sentence of this Article IX(C)(ii), (b) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board of Directors and (c) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (1) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required), (2) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent or more of either that aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation or (3) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (1) or (2) of the second sentence of this Article IX(C)(ii).

D.     For purposes of this Article IX, references to:

(i)    “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(ii)   “associate,” when used to indicate a relationship with any person, means: (a) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of the voting power thereof; (b) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

Annex C-5

(iii)   “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

a.   any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (1) with the interested stockholder, or (2) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (B) of this Article IX is not applicable to the surviving entity;

b.   any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

c.   any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (1) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (2) pursuant to a merger under Section 251(g) of the DGCL; (3) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (4) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (5) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (3) through (5) of this subsection shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

d.   any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e.   any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(iv)  “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this subsection (D) of Article IX, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

Annex C-6

(v)   “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (a) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (b) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but “interested stockholder” shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided that such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below.

(vi)  “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

a.   beneficially owns such stock, directly or indirectly;

b.   has (1) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (2) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

c.   has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (2) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(vii)    “person” means any individual, corporation, partnership, unincorporated association or other entity.

(viii)   “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(ix)     “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall be calculated on the basis of the aggregate number of votes applicable to all shares of such voting stock, and by allocating to each share of voting stock, that number of votes to which such share is entitled.

ARTICLE X

A.      The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by

Annex C-7

this Article X shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article X. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article X to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article X shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Article X by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

B.     The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Certificate of Incorporation, the Bylaws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board of Directors, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to Covered Persons in their capacity as Covered Persons.

ARTICLE XI

A.     Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, including without limitation a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against the Corporation or any current or former director, officer, employee, agent or stockholder of the Corporation arising pursuant to any provision of the DGCL or this Certificate of Incorporation or Bylaws (as either may be amended from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action, suit or proceeding asserting a claim related to or involving the Corporation that is governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the
Annex C-8

State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

B.     Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

C.     Notwithstanding the foregoing, the provisions of this Article XI shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

D.     Any person or entity purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

E.     Failure to enforce the foregoing provisions would cause the Corporation irreparable harm, and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions.

ARTICLE XII

A.In recognition and anticipation that (i) certain directors, principals, officers, employees and/or other representatives of an Exempted Person (as defined below) and its Affiliates (as defined below) may serve as directors, officers or agents of the Corporation, (ii) an Exempted Person and its Affiliates, including (a) any portfolio company in which it or any of its investment fund Affiliates have made a debt or equity investment (and vice versa) or (b) any of its limited partners, non-managing members or other similar direct or indirect investors, may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) members of the Board of Directors who are not employees of the Corporation (“Non-Employee Directors”) and their respective Affiliates, including (a) any portfolio company in which they or any of their respective investment fund Affiliates have made a debt or equity investment (and vice versa) or (b) any of their respective limited partners, non-managing members or other similar direct or indirect investors, may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article XII are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any Exempted Person, Non-Employee Director or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

B.     Neither (i) any Exempted Person nor (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (other than the Corporation, any of its subsidiaries or their respective officers or employees) (the Persons (as defined below) identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any fiduciary duty to refrain from directly or indirectly (a) engaging in and possessing interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business in which the Corporation or any of its subsidiaries now engages or proposes to engage or (b) competing with the Corporation or any of its subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other Person (other than the Corporation or any of its subsidiaries), and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted from time to time by the laws of

Annex C-9

the State of Delaware, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section C of this Article XII. Subject to Section C of this Article XII, in the event that any Identified Person acquires knowledge of a potential transaction or matter that may be a corporate or other business opportunity for itself, herself or himself, or any of its or his or her Affiliates, and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty (fiduciary, contractual or otherwise) to communicate or present such transaction or matter to the Corporation or any of its subsidiaries, as the case may be and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any subsidiary of the Corporation for breach of any duty (fiduciary, contractual or otherwise) as a stockholder or director of the Corporation by reason of the fact that such Identified Person, directly or indirectly, pursues or acquires such opportunity for itself, herself or himself, directs such opportunity to another Person or does not present such opportunity to the Corporation or any of its subsidiaries (or its Affiliates).

C.     The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation) if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section B of this Article XII shall not apply to any such corporate opportunity.

D.     In addition to and notwithstanding the foregoing provisions of this Article XII, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

E.     For purposes of this Article XII, (i) “Affiliate” means (a) in respect of an Exempted Person, any Person that, directly or indirectly, is controlled by such Exempted Person, controls such Exempted Person or is under common control with such Exempted Person and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; (ii) “Exempted Person” means Biotech Sponsor LLC and its Affiliates; and (iii) “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

F.      To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XII.

ARTICLE XIII

A.     Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of a majority of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Article V(B), Article VI, Article VII, Article VIII, Article IX, Article X, Article XI, Article XII and this Article XIII.

B.     If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not

Annex C-10

itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

[Remainder of page intentionally left blank]

Annex C-11

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this ______ day of ____________, 2022.

Annex C-12

Annex D

Form final

Form of
Amended and Restated
Bylaws
of
Blade Biotherapeutics, Inc.
(a Delaware corporation)

Annex D Page
Article I — Corporate Offices		D-1
1.1	Registered Office	D-1
1.2	Other Offices	D-1
Article II — Meetings of Stockholders		D-1
2.1	Place of Meetings	D-1
2.2	Annual Meeting	D-1
2.3	Special Meeting	D-1
2.4	Notice of Business to be Brought before a Meeting	D-1
2.5	Notice of Nominations for Election to the Board of Directors	D-4
2.6	Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors	D-6
2.7	Notice of Stockholders’ Meetings	D-8
2.8	Quorum	D-8
2.9	Adjourned Meeting; Notice	D-8
2.10	Conduct of Business	D-8
2.11	Voting	D-9
2.12	Record Date for Stockholder Meetings and Other Purposes	D-9
2.13	Proxies	D-9
2.14	List of Stockholders Entitled to Vote	D-10
2.15	Inspectors of Election	D-10
2.16	Delivery to the Corporation	D-11
Article III — Directors		D-11
3.1	Powers	D-11
3.2	Number of Directors	D-11
3.3	Election, Qualification and Term of Office of Directors	D-11
3.4	Resignation and Vacancies	D-11
3.5	Place of Meetings; Meetings by Telephone	D-11
3.6	Regular Meetings	D-12
3.7	Special Meetings	D-12
3.8	Notice	D-12
3.9	Quorum	D-12
3.10	Board Action without a Meeting	D-13
3.11	Fees and Compensation of Directors	D-13
Article IV — Committees		D-13
4.1	Committees of Directors	D-13
4.2	Meetings and Actions of Committees	D-13
4.3	Subcommittees	D-14
Article V — Officers		D-14
5.1	Officers	D-14
5.2	Appointment of Officers	D-14
5.3	Subordinate Officers	D-14
5.4	Removal and Resignation of Officers	D-14
5.5	Vacancies in Offices	D-14
5.6	Representation of Shares of Other Corporations	D-14

Annex D-i

Annex D Page
5.7	Authority and Duties of Officers	D-15
5.8	Compensation	D-15
Article VI — Records		D-15
Article VII — General Matters		D-15
7.1	Execution of Corporate Contracts and Instruments	D-15
7.2	Stock Certificates	D-15
7.3	Special Designation of Certificates	D-16
7.4	Lost Certificates	D-16
7.5	Shares Without Certificates	D-16
7.6	Construction; Definitions	D-16
7.7	Dividends	D-16
7.8	Fiscal Year	D-17
7.9	Seal	D-17
7.10	Transfer of Stock	D-17
7.11	Stock Transfer Agreements	D-17
7.12	Registered Stockholders	D-17
7.13	Waiver of Notice	D-17
Article VIII — Notice		D-17
8.1	Delivery of Notice; Notice by Electronic Transmission	D-17
Article IX — Indemnification		D-18
9.1	Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation	D-18
9.2	Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation	D-19
9.3	Authorization of Indemnification	D-19
9.4	Good Faith Defined	D-19
9.5	Indemnification by a Court	D-19
9.6	Expenses Payable in Advance	D-20
9.7	Nonexclusivity of Indemnification and Advancement of Expenses	D-20
9.8	Insurance	D-20
9.9	Certain Definitions	D-20
9.10	Survival of Indemnification and Advancement of Expenses	D-21
9.11	Limitation on Indemnification	D-21
9.12	Indemnification of Employees and Agents	D-21
9.13	Primacy of Indemnification	D-21
Article X — Amendments		D-21
Article XI — Definitions		D-22

Annex D-ii

Amended and Restated
Bylaws
of
Blade Biotherapeutics, Inc.

Article I — Corporate Offices

1.1    Registered Office.

The address of the registered office of Blade Biotherapeutics, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2    Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II — Meetings of Stockholders

2.1    Place of Meetings.

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2    Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these Bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3    Special Meeting.

Special meetings of the stockholders may be called, postponed, rescheduled or cancelled only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.

2.4    Notice of Business to be Brought before a Meeting.

(i)    At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in a notice of meeting given by or at the direction of the Board of Directors, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the Board of Directors or the Chairperson of the Board or (c) otherwise properly brought before the meeting by a stockholder present in person who (1) (x) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (y) is entitled to vote at the meeting, and (z) has complied with this Section 2.4 in all applicable respects or (2) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”).

Annex D-1

The foregoing clause (c) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.5 and Section 2.6 and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.

(ii)    Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (b) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting (which, in the case of the first annual meeting of stockholders following the Effective Time (as defined in the Corporation’s Certification of Incorporation), the date of the preceding year’s annual meeting shall be deemed to be           ); provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(iii)   To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(a)   As to each Proposing Person (as defined below), (1) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (2) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (1) and (2) are referred to as “Stockholder Information”);

(b)   As to each Proposing Person, (1) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies

Annex D-2

Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (2) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (3) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (4) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation, on the other hand, (5) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (6) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (7) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (1) through (7) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(c)    As to each item of business that the stockholder proposes to bring before the annual meeting, (1) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), (3) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder and (4) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(iv)  A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or

Annex D-3

required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(v)   Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(vi)  This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(vii)  For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service, in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act or by such other means as is reasonably designed to inform the public or securityholders of the Corporation in general of such information including, without limitation, posting on the Corporation’s investor relations website.

2.5    Notice of Nominations for Election to the Board of Directors.

(i)    Subject in all respects to the provisions of the Certificate of Incorporation, nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (a) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these Bylaws, or (b) by a stockholder present in person (1) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic

Annex D-4

transmission, at the meeting of stockholders. The foregoing clause (b) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(ii)   Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (x) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (y) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (z) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.

(a)   Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting in accordance with the Certificate of Incorporation, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (1) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (2) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

(b)   In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(c)    In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (1) the conclusion of the time period for Timely Notice, (2) the date set forth in Section 2.5(ii)(b), or (3) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

(iii)   To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:

(a)   As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a));

(b)   As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(b) shall be made with respect to the election of directors at the meeting); and

(c)    As to each candidate whom a Nominating Person proposes to nominate for election as a director, (1) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person, (2) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other

Annex D-5

filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (3) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (1) through (3) are referred to as “Nominee Information”), and (4) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(i).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(iv)  A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(v)   In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

2.6    Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(i)    To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary at the principal executive offices of the Corporation, (a) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Corporation pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Corporation in connection with such annual or special meeting and (b) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (1) is not, and if elected as a director during his or her term of office will not become, a party to (x) any agreement, arrangement or understanding with, and has not given and will not give any

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commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (y) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (2) is not, and will not become, a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed therein or to the Corporation, (3) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), (4) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election and (5) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.

(ii)   The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines.

(iii)   A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(iv)  No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(v)   Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.

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2.7    Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8    Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these Bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9    Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.10  Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the

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person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11  Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these Bylaws or the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12  Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13  Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission

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permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission that sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.14  List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

2.15  Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i)    determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii)   count all votes or ballots;

(iii)   count and tabulate all votes;

(iv)  determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v)   certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such

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inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.16  Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III — Directors

3.1    Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2    Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3    Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4 of these Bylaws, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal in accordance with the Certificate of Incorporation. Directors need not be stockholders. The Certificate of Incorporation or these Bylaws may prescribe qualifications for directors.

3.4    Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3.5    Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

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Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this Bylaw shall constitute presence in person at the meeting.

3.6    Regular Meetings.

Subject to Section 3.8, regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board.

3.7    Special Meetings.

Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board.

3.8    Notice.

Notice of the time and place of any meeting of directors shall be:

(i)    delivered personally by hand, by courier or by telephone;

(ii)   sent by United States first-class mail, postage prepaid;

(iii)   sent by facsimile or electronic mail; or

(iv)  sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is delivered personally by hand, by courier or by telephone, the notice shall be given at least 24 hours prior to the time set for the meeting and shall be confirmed by facsimile or electronic transmission that is sent promptly thereafter. If the notice is sent by facsimile or electronic mail, such notice shall be deemed adequately delivered when the notice is transmitted at least 24 hours before such meeting. If the notice is sent by other means of electronic transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least 24 hours before such meeting. If the notice is sent by U.S. first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 3.8 of these Bylaws.

3.9    Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these Bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

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3.10  Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.11  Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV — Committees

4.1    Committees of Directors.

The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any Bylaw of the Corporation.

4.2    Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)    Section 3.5 (place of meetings; meetings by telephone);

(ii)   Section 3.6 (regular meetings);

(iii)   Section 3.7 (special meetings);

(iv)  Section 3.8 (notice);

(v)   Section 3.10 (board action without a meeting); and

(vi)  Section 7.13 (waiver of notice),

with such changes in the context of those Bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i)    the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii)   special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

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(iii)   the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.2, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.3    Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these Bylaws, the resolutions of the Board designating the committee or the charter of such committee adopted by the Board, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V — Officers

5.1    Officers.

The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Chief Operating Officer, a Treasurer, one or more Co-Presidents, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these Bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2    Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws.

5.3    Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board may from time to time determine.

5.4    Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5    Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled as provided in Section 5.2 or Section 5.3, as applicable.

5.6    Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer or the President of the Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of the Corporation all rights incident to any and all shares or voting

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securities of any other corporation or other person standing in the name of the Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7    Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8    Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI — Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII — General Matters

7.1    Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2    Stock Certificates.

The shares of the Corporation shall be represented by certificates, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, Chief Executive Officer, the President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

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The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3    Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4    Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5    Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6    Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7    Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

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7.8    Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9    Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10  Transfer of Stock.

Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11  Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL or other applicable law.

7.12  Registered Stockholders.

The Corporation:

(i)          shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii)        shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.13  Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

Article VIII — Notice

8.1    Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of

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Incorporation, or these Bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)     if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)    if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii)   if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX — Indemnification

9.1    Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person

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reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

9.2    Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

9.3    Authorization of Indemnification.

Any indemnification under this Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

9.4    Good Faith Defined.

For purposes of any determination under Section 9.3, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 9.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 9.1 or 9.2, as the case may be.

9.5    Indemnification by a Court.

Notwithstanding any contrary determination in the specific case under Section 9.3, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of

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Delaware for indemnification to the extent otherwise permissible under Section 9.1 or 9.2. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Neither a contrary determination in the specific case under Section 9.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Article IX shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

9.6    Expenses Payable in Advance.

Expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article IX. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

9.7    Nonexclusivity of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 9.1 or 9.2 shall be made to the fullest extent permitted by law. The provisions of this Article IX shall not be deemed to preclude the indemnification of any person who is not specified in Section 9.1 or Section 9.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

9.8    Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article IX.

9.9    Certain Definitions.

For purposes of this Article IX, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article IX shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article IX, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and

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references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article IX.

9.10  Survival of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

9.11  Limitation on Indemnification.

Notwithstanding anything contained in this Article IX to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 9.5), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

9.12  Indemnification of Employees and Agents.

The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article IX to directors and officers of the Corporation.

9.13  Primacy of Indemnification.

Notwithstanding that a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Corporation. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this Section 9.13 shall only apply to Covered Persons in their capacity as Covered Persons.

Article X — Amendments

The Board is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

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Article XI — Definitions

As used in these Bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

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Annex E

Form final

BLADE BIOTHERAPEUTICS, INC.
2021 INCENTIVE AWARD PLAN

ARTICLE I.
Purpose

The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities.

ARTICLE II.
Definitions

As used in the Plan, the following words and phrases have the meanings specified below, unless the context clearly indicates otherwise:

2.1       “Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee. With reference to the Board’s or a Committee’s powers or authority under the Plan that have been delegated to one or more officers pursuant to Section 4.2, the term “Administrator” shall refer to such officer(s) unless and until such delegation has been revoked.

2.2       “Applicable Law” means any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

2.3       “Automatic Exercise Right” means, with respect to an Option or a Stock Appreciation Right, the last business day of the applicable Option term or Stock Appreciation Right term that was initially established by the Administrator for such Option or Stock Appreciation Right (e.g., the last business day prior to the tenth anniversary of the date of grant of such Option or Stock Appreciation Right if the Option or Stock Appreciation Right initially had a ten-year Option term or Stock Appreciation Right term, as applicable).

2.4       “Award” means an Option award, Stock Appreciation Right award, Restricted Stock award, Restricted Stock Unit award, Performance Bonus Award, Performance Stock Unit award, Dividend Equivalents award or Other Stock or Cash Based Award granted to a Participant under the Plan.

2.5       “Award Agreement” means an agreement evidencing an Award, which may be written or electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.

2.6       “Board” means the Board of Directors of the Company.

2.7       “Cause” shall have the meaning ascribed to such term, or term of similar effect, in any offer letter, employment, severance or similar agreement, including any Award Agreement, between the Participant and the Company or any Subsidiary; provided, that in the absence of an offer letter, employment, severance or similar agreement containing such definition, “Cause” means (i) any willful, material violation by the Participant of any law or regulation applicable to the business of the Company or a Subsidiary or other affiliate of the Company, (ii) the Participant’s conviction for, or guilty plea to, a felony (or crime of similar magnitude under Applicable Law outside the United States) or a crime involving moral turpitude, or any willful perpetration by the Participant of a common law fraud, act of material dishonesty or misappropriation or similar conduct against the Company, (iii) the Participant’s commission of an act of personal dishonesty which involves personal profit in connection with the Company or any other entity having a business relationship with the Company, (iv) any material breach or violation by the Participant of

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any provision of any agreement or understanding between the Company or any Subsidiary or other affiliate of the Company and the Participant regarding the terms of the Participant’s service as an employee, officer, director or consultant to the Company or a Subsidiary or other affiliate of the Company, including without limitation, the willful and continued failure or refusal of the Participant to perform the material duties required of such Participant as an employee, officer, director or consultant of the Company or a Subsidiary or other affiliate of the Company, other than as a result of having a Disability, or a breach of any applicable invention assignment and confidentiality agreement or similar agreement between the Company or a Subsidiary or other affiliate of the Company and the Participant, (v) the Participant’s violation of the code of ethics of the Company or any Subsidiary, (vi) the Participant’s disregard of the policies of the Company or any Subsidiary or other affiliate of the Company so as to cause loss, harm, damage or injury to the property, reputation or employees of the Company or a Subsidiary or other affiliate of the Company, or (vii) any other misconduct by the Participant which is injurious to the financial condition or business reputation of, or is otherwise injurious to, the Company or a Subsidiary or other affiliate of the Company.

2.8       “Change in Control” means any of the following:

(a)         A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) directly or indirectly acquires beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of the Company’s securities possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, that the following acquisitions shall not constitute a Change in Control: (i) any acquisition by the Company or any Subsidiary; (ii) any acquisition by an employee benefit plan maintained by the Company or any Subsidiary, (iii) any acquisition which complies with Sections 2.8(c)(i), 2.8(c)(ii) and 2.8(c)(iii); or (iv) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of persons including the Participant (or any entity controlled by the Participant or any group of persons including the Participant);

(b)        The Incumbent Directors cease for any reason to constitute a majority of the Board;

(c)        The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i)          which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction;

(ii)          after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.8(c)(ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; and

(iii)         after which at least a majority of the members of the board of directors (or the analogous governing body) of the Successor Entity were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such transaction; or

(d)        The completion of a liquidation or dissolution of the Company.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or any portion of an Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the

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transaction or event described in subsection (a), (b), (c) or (d) of this Section 2.8 with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

2.9       “Code” means the U.S. Internal Revenue Code of 1986, as amended, and all regulations, guidance, compliance programs and other interpretative authority issued thereunder.

2.10     “Committee” means one or more committees or subcommittees of the Board, which may include one or more Directors or executive officers of the Company, to the extent permitted by Applicable Law. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

2.11     “Common Stock” means the common stock of the Company.

2.12     “Company” means Blade Biotherapeutics, Inc., a Delaware corporation, or any successor.

2.13     “Consultant” means any person, including any adviser, engaged by the Company or a Subsidiary to render services to such entity if the consultant or adviser: (i) renders bona fide services to the Company or a Subsidiary; (ii) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company’s securities;; and (iii) who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Securities Act.

2.14     “Designated Beneficiary” means, if permitted by the Company, the beneficiary or beneficiaries the Participant designates, in a manner the Company determines, to receive amounts due or exercise the Participant’s rights if the Participant dies. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate or legal heirs.

2.15     “Director” means a Board member.

2.16     “Disability” means a permanent and total disability under Section 22(e)(3) of the Code.

2.17     “Dividend Equivalents” means a right granted to a Participant to receive the equivalent value (in cash or Shares) of dividends paid on a specified number of Shares. Such Dividend Equivalent shall be converted to cash or additional Shares, or a combination of cash and Shares, by such formula and at such time and subject to such limitations as may be determined by the Administrator.

2.18     “DRO” means a “domestic relations order” as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.

2.19     “Effective Date” has the meaning set forth in Section 11.3.

2.20     “Employee” means any employee of the Company or any of its Subsidiaries.

2.21     “Equity Restructuring” means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split (including a reverse stock split), spin-off or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other Company securities) or the share price of Common Stock (or other Company securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

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2.22     “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and all regulations, guidance and other interpretative authority issued thereunder.

2.23     “Fair Market Value” means, as of any date, the value of a Share determined as follows: (i) if the Common Stock is listed on any established stock exchange, the value of a Share will be the closing sales price for a Share as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Common Stock is not listed on an established stock exchange but is quoted on a national market or other quotation system, the value of a Share will be the closing sales price for a Share on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) if the Common Stock is not listed on any established stock exchange or quoted on a national market or other quotation system, the value established by the Administrator in its sole discretion.

2.24     “Good Reason” shall have the meaning ascribed to such term, or term of similar effect, in any offer letter, employment, severance or similar agreement, including any Award Agreement, between the Participant and the Company or any Subsidiary; provided, that in the absence of an offer letter, employment, severance or similar agreement containing such definition, Good Reason means the occurrence of one or more of the following without the Participant’s consent: (i) a material reduction in the Participant’s base compensation or (ii) a relocation of the principal place at which the Participant must perform services that increases the Participant’s one way commute by more than 35 miles. In order to establish Good Reason, the Participant must provide the Administrator with notice of the event giving rise to Good Reason within 30 days of the initial occurrence of such event, the event shall remain uncured 30 days thereafter and the Participant must actually terminate services with the Company or Subsidiary employing the Participant within 30 days following the end of such cure period.

2.25     “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any parent corporation or subsidiary corporation of the Company, as determined in accordance with Section 424(e) and (f) of the Code, respectively.

2.26     “Incentive Stock Option” means an Option that meets the requirements to qualify as an “incentive stock option” as defined in Section 422 of the Code.

2.27     “Incumbent Directors” means, for any period of 12 consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in clause (a) or (c) of the Change in Control definition) whose election or nomination for election to the Board was approved by a vote of at least a majority (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) of the Directors then still in office who either were Directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

2.28     “Non-Employee Director” means a Director who is not an Employee.

2.29     “Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.

2.30     “Option” means a right granted under Article VI to purchase a specified number of Shares at a specified price per Share during a specified time period. An Option may be either an Incentive Stock Option or a Nonqualified Stock Option.

2.31     “Other Stock or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property.

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2.32     “Overall Share Limit” means the sum of (i) 15% of the Company’s issued and outstanding shares immediately following the closing of the transactions contemplated by that certain Agreement and Plan of Merger entered into on or about         , 2021, by and among the Company, Blade Merger Subsidiary, Inc., Blade Therapeutics, Inc. and certain other parties (the “Merger Agreement”) less (ii) any Shares that are subject to Prior Plan Awards that are outstanding as of the Effective Date plus (iii) any Shares that are subject to Prior Plan Awards that become available for issuance under the Plan pursuant to Article V plus (iv) an increase commencing on January 1, 2023 and continuing annually on the anniversary thereof through (and including) January 1, 2032, equal to the lesser of (A) 5% of the Shares outstanding on the last day of the immediately preceding calendar year and (B) such smaller number of Shares as determined by the Board or the Committee.

2.33     “Participant” means a Service Provider who has been granted an Award.

2.34     “Performance Bonus Award” has the meaning set forth in Section 8.3.

2.35     “Performance Stock Unit” means a right granted to a Participant pursuant to Section 8.1 and subject to Section 8.2, to receive cash or Shares, the payment of which is contingent upon achieving certain performance goals or other performance-based targets established by the Administrator.

2.36     “Permitted Transferee” means, with respect to a Participant, any “family member” of the Participant, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.

2.37     “Plan” means this 2021 Incentive Award Plan.

2.38     “Prior Plan” means the Blade Therapeutics, Inc. 2015 Equity Incentive Plan, as amended from time to time.

2.39     “Prior Plan Award” means an award outstanding under a Prior Plan as of immediately prior to the Effective Date.

2.40     “Restricted Stock” means Shares awarded to a Participant under Article VII, subject to certain vesting conditions and other restrictions.

2.41     “Restricted Stock Unit” means an unfunded, unsecured right granted to a Participant pursuant to Section 7.1 and subject to Section 7.3, to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be equal to the Fair Market Value as of such settlement date, subject to certain vesting conditions and other restrictions.

2.42     “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act, including any amendments thereto.

2.43     “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority issued thereunder.

2.44     “Securities Act” means the U.S. Securities Act of 1933, as amended, and all regulations, guidance and other interpretative authority issued thereunder.

2.45     “Service Provider” means an Employee, Consultant or Director.

2.46     “Shares” means shares of Common Stock.

2.47     “Stock Appreciation Right” or “SAR” means a right granted under Article VI to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares on the date the right is exercised over the exercise price set forth in the applicable Award Agreement.

2.48     “Subsidiary” means any entity (other than the Company), whether U.S. or non-U.S., in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

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2.49     “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company or other entity acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

2.50     “Tax-Related Items” means any U.S. and non-U.S. federal, state and/or local taxes (including, without limitation, income tax, social insurance contributions, fringe benefit tax, employment tax, stamp tax and any employer tax liability which has been transferred to a Participant) for which a Participant is liable in connection with Awards and/or Shares.

2.51     “Termination of Service” means:

(a)        As to a Consultant, the time when the engagement of a Participant as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without Cause, including, without limitation, by resignation, discharge, death or retirement, but excluding terminations where the Consultant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(b)        As to a Non-Employee Director, the time when a Participant who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death or retirement, but excluding terminations where the Participant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(c)        As to an Employee, the time when the employee-employer relationship between a Participant and the Company or any Subsidiary is terminated for any reason, including, without limitation, a termination by resignation, discharge, death, disability or retirement; but excluding terminations where the Participant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

The Company, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for Cause and all questions of whether particular leaves of absence constitute a Termination of Service. For purposes of the Plan, a Participant’s employee-employer relationship or consultancy relationship shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Participant ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off), even though the Participant may subsequently continue to perform services for that entity.

ARTICLE III.
Eligibility

Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein. No Service Provider shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Service Providers, Participants or any other persons uniformly.

ARTICLE IV.
Administration and Delegation

4.1       Administration.

(a)        The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions, reconcile inconsistencies in the Plan or any Award and make all other determinations that it deems necessary or appropriate to administer the Plan and any Awards. The Administrator (and each member thereof) is entitled to, in good faith, rely

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or act upon any report or other information furnished to it, him or her by any officer or other Employee, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan. The Administrator’s determinations under the Plan are in its sole discretion and will be final, binding and conclusive on all persons having or claiming any interest in the Plan or any Award.

(b)        Without limiting the foregoing, the Administrator has the exclusive power, authority and sole discretion to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant; (iii) determine the number of Awards to be granted and the number of Shares to which an Award will relate; (iv) subject to the limitations in the Plan, determine the terms and conditions of any Award and related Award Agreement, including, but not limited to, the exercise price, grant price, purchase price, any performance criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations, waivers or amendments thereof; (v) determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, or other property, or an Award may be canceled, forfeited, or surrendered; and (vi) make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

4.2       Delegation of Authority. To the extent permitted by Applicable Law, the Board or any Committee may delegate any or all of its powers under the Plan to one or more Committees or officers of the Company or any of its Subsidiaries; provided, however, that in no event shall an officer of the Company or any of its Subsidiaries be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or (b) officers of the Company or any of its Subsidiaries or Directors to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation or that are otherwise included in the applicable organizational documents, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 4.2 shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority. Further, regardless of any delegation, the Board or a Committee may, in its discretion, exercise any and all rights and duties as the Administrator under the Plan delegated thereby, except with respect to Awards that are required to be determined in the sole discretion of the Board or Committee under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

ARTICLE V.
Stock Available for Awards

5.1       Number of Shares. Subject to adjustment under Article IX and the terms of this Article V, Awards may be made under the Plan covering up to the Overall Share Limit. As of the Effective Date, the Company will cease granting awards under the Prior Plan; however, Prior Plan Awards will remain subject to the terms of the applicable Prior Plan. Shares issued or delivered under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.

5.2       Share Recycling.

(a)If all or any part of an Award or Prior Plan Award expires, lapses or is terminated, converted into an award in respect of shares of another entity in connection with a spin-off or other similar event, exchanged or settled for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award or Prior Plan Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award or Prior Plan Award, the unused Shares covered by the Award or Prior Plan Award will, as applicable, become or again be available for Awards under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards or Prior Plan Awards shall not count against the Overall Share Limit.

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(b)        In addition, the following shall be available as Shares for future grants of Awards: (i) Shares tendered by a Participant or withheld by the Company in payment of the exercise price of an Option or any stock option granted under a Prior Plan; (ii) Shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award or any Prior Plan Award; and (iii) Shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the Stock Appreciation Right on exercise thereof. Notwithstanding the provisions of this Section 5.2(b), no Shares may again be optioned, granted or awarded pursuant to an Incentive Stock Option if such action would cause such Option to fail to qualify as an incentive stock option under Section 422 of the Code.

5.3       Incentive Stock Option Limitations. Notwithstanding anything to the contrary herein, no more than         % of the estimated FDC immediately post close (which is 125% (to account for future share growth) of the         % being reserved at close plus 5% per year of the evergreen) Shares (as adjusted to reflect any Equity Restructuring) may be issued pursuant to the exercise of Incentive Stock Options.

5.4       Substitute Awards. In connection with an entity’s merger or consolidation with the Company or any Subsidiary or the Company’s or any Subsidiary’s acquisition of an entity’s property or stock, the Administrator may grant Substitute Awards in respect of any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms and conditions as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided under Section 5.2 above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and shall not count against the Overall Share Limit (and Shares subject to such Awards may again become available for Awards under the Plan as provided under Section 5.2 above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Service Providers prior to such acquisition or combination.

5.5       Non-Employee Director Award Limit. Notwithstanding any provision to the contrary in the Plan or in any policy of the Company regarding non-employee director compensation, the sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all equity-based Awards and the maximum amount that may become payable pursuant to all cash-based Awards that may be granted to a Service Provider as compensation for services as a Non-Employee Director during any calendar year shall not exceed $1,000,000 for such Service Provider’s first year of service as a Non-Employee Director and $750,000 for each year thereafter.

ARTICLE VI.
Stock Options and Stock Appreciation Rights

6.1       General. The Administrator may grant Options or Stock Appreciation Rights to one or more Service Providers, subject to such terms and conditions not inconsistent with the Plan as the Administrator shall determine. The Administrator will determine the number of Shares covered by each Option and Stock Appreciation Right, the exercise price of each Option and Stock Appreciation Right and the conditions and limitations applicable to the exercise of each Option and Stock Appreciation Right. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying (x) the excess, if any, of the Fair Market Value of one Share on the date of

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exercise over the exercise price per Share of the Stock Appreciation Right by (y) the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose, and payable in cash, Shares valued at Fair Market Value on the date of exercise or a combination of the two as the Administrator may determine or provide in the Award Agreement.

6.2       Exercise Price. The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. Subject to Section 6.7, the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option or Stock Appreciation Right. Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Sections 424 and 409A of the Code.

6.3       Duration of Options. Subject to Section 6.7, each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that the term of an Option or Stock Appreciation Right will not exceed ten years; provided, further, that, unless otherwise determined by the Administrator or specified in the Award Agreement, (a) no portion of an Option or Stock Appreciation Right which is unexercisable at a Participant’s Termination of Service shall thereafter become exercisable and (b) the portion of an Option or Stock Appreciation Right that is unexercisable at a Participant’s Termination of Service shall automatically expire on the date of such Termination of Service. In addition, in no event shall an Option or Stock Appreciation Right granted to an Employee who is a non-exempt employee for purposes of overtime pay under the U.S. Fair Labor Standards Act of 1938 be exercisable earlier than six months after its date of grant. Notwithstanding the foregoing, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, commits an act of Cause (as determined by the Administrator), or violates any non-competition, non-solicitation or confidentiality provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right to exercise the Option or Stock Appreciation Right, as applicable, may be terminated by the Company and the Company may suspend the Participant’s right to exercise the Option or Stock Appreciation Right when it reasonably believes that the Participant may have participated in any such act or violation.

6.4       Exercise. Options and Stock Appreciation Rights may be exercised by delivering to the Company (or such other person or entity designated by the Administrator) a notice of exercise, in a form and manner the Company approves (which may be written, electronic or telephonic and may contain representations and warranties deemed advisable by the Administrator), signed or authenticated by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, (a) payment in full of the exercise price for the number of Shares for which the Option is exercised in a manner specified in Section 6.5 and (b) satisfaction in full of any withholding obligation for Tax-Related Items in a manner specified in Section 10.5. The Administrator may, in its discretion, limit exercise with respect to fractional Shares and require that any partial exercise of an Option or Stock Appreciation Right be with respect to a minimum number of Shares.

6.5       Payment Upon Exercise. The Administrator shall determine the methods by which payment of the exercise price of an Option shall be made, including, without limitation:

(a)        Cash, check or wire transfer of immediately available funds; provided that the Company may limit the use of one of the foregoing methods if one or more of the methods below is permitted;

(b)        If there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of a notice that the Participant has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise of the Option and that the broker has been directed to deliver promptly to the Company funds sufficient to pay the exercise price, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker

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acceptable to the Company to deliver promptly to the Company an amount sufficient to pay the exercise price by cash, wire transfer of immediately available funds or check; provided that such amount is paid to the Company at such time as may be required by the Company;

(c)        To the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value on the date of delivery;

(d)        To the extent permitted by the Administrator, surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;

(e)        Any other lawful consideration permitted by the Administrator; or

(f)         To the extent permitted by the Administrator, any combination of the above payment forms.

6.6       Expiration of Option Term or Stock Appreciation Right Term: Automatic Exercise of In-The-Money Options and Stock Appreciation Rights. Unless otherwise provided by the Administrator in an Award Agreement or otherwise or as otherwise directed by a holder of an Option or a Stock Appreciation Right in writing to the Company, each vested and exercisable Option and Stock Appreciation Right outstanding on the Automatic Exercise Date with an exercise price per Share that is less than the sum of the Fair Market Value and any related broker’s fees (as described in Section 11.19(c)) per Share as of such date shall automatically and without further action by the holder of the Option or Stock Appreciation Right or the Company be exercised on the Automatic Exercise Date. In the sole discretion of the Administrator, payment of the exercise price of any such Option shall be made pursuant to Section 6.5(b) or 6.5(d) and the Company or any Subsidiary shall be entitled to deduct or withhold an amount sufficient to satisfy any withholding obligation for Tax-Related Items associated with such exercise in accordance with Section 10.5. Unless otherwise determined by the Administrator, this Section 6.6 shall not apply to an Option or Stock Appreciation Right if the holder of such Option or Stock Appreciation Right incurs a Termination of Service on or before the Automatic Exercise Date. For the avoidance of doubt, no Option or Stock Appreciation Right with an exercise price per Share that is equal to or greater than the Fair Market Value on the Automatic Exercise Date shall be exercised pursuant to this Section 6.6.

6.7        Additional Terms of Incentive Stock Options. The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options (and Award Agreements related thereto) will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within the later of (a) two years from the grant date of the Option or (b) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Nonqualified Stock Option.

ARTICLE VII.
Restricted Stock; Restricted Stock Units

7.1       General. The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to forfeiture or the Company’s right to repurchase all or part of the underlying Shares at their issue price or other stated or formula price from the Participant if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction

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period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant Restricted Stock Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement, to Service Providers. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock and Restricted Stock Units; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock and Restricted Stock Units to the extent required by Applicable Law. The Award Agreement for each Award of Restricted Stock and Restricted Stock Units shall set forth the terms and conditions not inconsistent with the Plan as the Administrator shall determine.

7.2       Restricted Stock.

(a)        Stockholder Rights. Unless otherwise determined by the Administrator, each Participant holding Shares of Restricted Stock will be entitled to all the rights of a stockholder with respect to such Shares, subject to the restrictions in the Plan and the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which such Participant becomes the record holder of such Shares; provided, however, that with respect to a share of Restricted Stock subject to restrictions or vesting conditions, except in connection with a spin-off or other similar event as otherwise permitted under Section 9.2, dividends which are paid to Company stockholders prior to the removal of restrictions and satisfaction of vesting conditions shall only be paid to the Participant to the extent that the restrictions are subsequently removed and the vesting conditions are subsequently satisfied and the share of Restricted Stock vests.

(b)        Stock Certificates. The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of Shares of Restricted Stock, together with a stock power endorsed in blank.

(c)        Section 83(b) Election. If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which such Participant would otherwise be taxable under Section 83(a) of the Code, such Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof.

7.3       Restricted Stock Units. The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, subject to compliance with Applicable Law (including Section 409A). A Participant holding Restricted Stock Units will have only the rights of a general unsecured creditor of the Company (solely to the extent of any rights then applicable to Participant with respect to such Restricted Stock Units) until delivery of Shares, cash or other securities or property is made as specified in the applicable Award Agreement.

ARTICLE VIII.
OTHER TYPES OF AWARDS

8.1       General. The Administrator may grant Performance Stock Unit awards, Performance Bonus Awards, Dividend Equivalents or Other Stock or Cash Based Awards, to one or more Service Providers, in such amounts and subject to such terms and conditions not inconsistent with the Plan as the Administrator shall determine.

8.2       Performance Stock Unit Awards. Each Performance Stock Unit award shall be denominated in a number of Shares or in unit equivalents of Shares or units of value (including a dollar value of Shares) and may be linked to any one or more of performance or other specific criteria, including service to the Company or Subsidiaries, determined to be appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. In making such

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determinations, the Administrator may consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.3       Performance Bonus Awards. Each right to receive a bonus granted under this Section 8.3 shall be denominated in the form of cash (but may be payable in cash, stock or a combination thereof) (a “Performance Bonus Award”) and shall be payable upon the attainment of performance goals that are established by the Administrator and relate to one or more of performance or other specific criteria, including service to the Company or Subsidiaries, in each case on a specified date or dates or over any period or periods determined by the Administrator.

8.4       Dividend Equivalents. If the Administrator provides, an Award (other than an Option or Stock Appreciation Right) may provide a Participant with the right to receive Dividend Equivalents. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with respect to which the Dividend Equivalents are granted and subject to other terms and conditions as set forth in the Award Agreement. Notwithstanding anything to the contrary herein, Dividend Equivalents with respect to an Award subject to vesting shall either (a) to the extent permitted by Applicable Law, not be paid or credited or (b) be accumulated and subject to vesting to the same extent as the related Award. All such Dividend Equivalents shall be paid at such time as the Administrator shall specify in the applicable Award Agreement or as determined by the Administrator in the event not specified in such Award Agreement.

8.5       Other Stock or Cash Based Awards. Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive cash or Shares to be delivered in the future and annual or other periodic or long-term cash bonus awards (whether based on specified performance criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled, subject to compliance with Section 409A. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Stock or Cash Based Award, including any purchase price, performance goal(s), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement. Except in connection with a spin-off or other similar event as otherwise permitted under Article IX, dividends that are paid prior to vesting of any Other Stock or Cash Based Award shall only be paid to the applicable Participant to the extent that the vesting conditions are subsequently satisfied and the Other Stock or Cash Based Award vests.

ARTICLE IX.
Adjustments for Changes in Common Stock
and Certain Other Events

9.1       Equity Restructuring. In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article IX, the Administrator will equitably adjust the terms of the Plan and each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include (a) adjusting the number and type of securities subject to each outstanding Award or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article V hereof on the maximum number and kind of shares that may be issued); (b) adjusting the terms and conditions of (including the grant or exercise price), and the performance goals or other criteria included in, outstanding Awards; and (c) granting new Awards or making cash payments to Participants. The adjustments provided under this Section 9.1 will be nondiscretionary and final and binding on all interested parties, including the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.

9.2       Corporate Transactions. In the event of any extraordinary dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, split-up, spin off, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control,

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issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Law or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change) and either automatically or upon the Participant’s request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Law or accounting principles:

(a)        To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable, in each case as of the date of such cancellation; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;

(b)        To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares (or other property) covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;

(c)        To provide that such Award be assumed by the successor or survivor corporation or entity, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation or entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;

(d)        To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article V hereof on the maximum number and kind of Shares which may be issued) or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards;

(e)        To replace such Award with other rights or property selected by the Administrator; or

(f)         To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.

9.3       Change in Control.

(a)        Notwithstanding any other provision of the Plan, in the event of a Change in Control, unless the Administrator elects to (i) terminate an Award in exchange for cash, rights or property, or (ii) cause an Award to become fully exercisable and no longer subject to any forfeiture restrictions prior to the consummation of a Change in Control, pursuant to Section 9.2, (A) such Award (other than any portion subject to performance-based vesting) shall continue in effect or be assumed or an equivalent Award substituted by the successor corporation or a parent or subsidiary of the successor corporation and (B) the portion of such Award subject to performance-based vesting shall be subject to the terms and conditions of the applicable Award Agreement and, in the absence of applicable terms and conditions, the Administrator’s discretion.

(b)        In the event that the successor corporation in a Change in Control refuses to assume or substitute for an Award (other than any portion subject to performance-based vesting, which shall be handled as specified in the individual Award Agreement or as otherwise provided by the Administrator), the Administrator shall cause such Award to become fully vested and, if applicable, exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions

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on such Award to lapse and, to the extent unexercised upon the consummation of such transaction, to terminate in exchange for cash, rights or other property. The Administrator shall notify the Participant of any Award that becomes exercisable pursuant to the preceding sentence that such Award shall be fully exercisable for a period of time as determined by the Administrator from the date of such notice (which shall be 15 days if no period is determined by the Administrator), contingent upon the occurrence of the Change in Control, and such Award shall terminate upon the consummation of the Change in Control in accordance with the preceding sentence.

(c)        For the purposes of this Section 9.3, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control was not solely common stock of the successor corporation or its parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Award, for each Share subject to an Award, to be solely common stock of the successor corporation or its parent equal in fair market value to the per-share consideration received by holders of Common Stock in the Change in Control.

9.4       Administrative Stand Still. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock (including any Equity Restructuring or any securities offering or other similar transaction) or for reasons of administrative convenience or to facilitate compliance with any Applicable Law, the Administrator may refuse to permit the exercise or settlement of one or more Awards for such period of time as the Company may determine to be reasonably appropriate under the circumstances.

9.5       General. Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 9.1 above or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant price or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (a) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (b) any merger, consolidation, spinoff, dissolution or liquidation of the Company or sale of Company assets or (c) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares.

ARTICLE X.
Provisions Applicable to Awards

10.1     Transferability.

(a)        No Award may be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a DRO, unless and until such Award has been exercised or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed. During the life of a Participant, Awards will be exercisable only by the Participant, unless it has been disposed of pursuant to a DRO. After the death of a Participant, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by the Participant’s personal representative or by any person empowered to

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do so under the deceased Participant’s will or under the then-Applicable Law of descent and distribution. References to a Participant, to the extent relevant in the context, will include references to a transferee approved by the Administrator.

(b)        Notwithstanding Section 10.1(a), the Administrator, in its sole discretion, may determine to permit a Participant or a Permitted Transferee of such Participant to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Nonqualified Stock Option) to any one or more Permitted Transferees of such Participant, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Participant or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award to any Person other than another Permitted Transferee of the applicable Participant); (iii) the Participant (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation, documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law and (C) evidence the transfer; and (iv) any transfer of an Award to a Permitted Transferee shall be without consideration, except as required by Applicable Law. In addition, and further notwithstanding Section 10.1(a), the Administrator, in its sole discretion, may determine to permit a Participant to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Participant is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.

(c)        Notwithstanding Section 10.1(a), if permitted by the Administrator, a Participant may, in the manner determined by the Administrator, designate a Designated Beneficiary. A Designated Beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant and any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Participant’s spouse or domestic partner, as applicable, as the Participant’s Designated Beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written or electronic consent of the Participant’s spouse or domestic partner. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time; provided that the change or revocation is delivered in writing to the Administrator prior to the Participant’s death.

10.2     Documentation. Each Award will be evidenced in an Award Agreement in such form as the Administrator determines in its discretion. Each Award may contain such terms and conditions as are determined by the Administrator in its sole discretion, to the extent not inconsistent with those set forth in the Plan.

10.3     Discretion. Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.

10.4     Changes in Participant’s Status. The Administrator will determine how the disability, death, retirement, authorized leave of absence or any other change or purported change in a Participant’s Service Provider status affects an Award and the extent to which, and the period during which, the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable. Except to the extent otherwise required by Applicable Law or expressly authorized by the Company or by the Company’s written policy on leaves of absence, no service credit shall be given for vesting purposes for any period the Participant is on a leave of absence.

10.5     Withholding. Each Participant must pay the Company or a Subsidiary, as applicable, or make provision satisfactory to the Administrator for payment of, any Tax-Related Items required by Applicable Law to be withheld in connection with such Participant’s Awards and/or Shares by the date of the event creating the liability for Tax-Related Items. At the Company’s discretion and subject to any

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Company insider trading policy (including black-out periods), any withholding obligation for Tax-Related Items may be satisfied by: (i) deducting an amount sufficient to satisfy such withholding obligation from any payment of any kind otherwise due to a Participant; (ii) accepting a payment from the Participant in cash, by wire transfer of immediately available funds, or by check made payable to the order of the Company or a Subsidiary, as applicable; (iii) accepting the delivery of Shares, including Shares delivered by attestation; (iv) retaining Shares from the Award creating the withholding obligation for Tax-Related Items, valued on the date of delivery; (v) if there is a public market for Shares at the time the withholding obligation for Tax-Related Items is to be satisfied, selling Shares issued pursuant to the Award creating the withholding obligation for Tax-Related Items, either voluntarily by the Participant or mandatorily by the Company; (vi) any other lawful consideration permitted by the Administrator or (vii) any combination of the foregoing payment forms. The amount withheld pursuant to any of the foregoing payment forms shall be determined by the Company and may be up to, but no greater than, the aggregate amount of such obligations based on the maximum statutory withholding rates in the applicable Participant’s jurisdiction for all Tax-Related Items that are applicable to such taxable income. If any tax withholding obligation will be satisfied under clause (v) of the preceding paragraph, each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to any brokerage firm selected by the Company to effect the sale to complete the transactions described in clause (v).

10.6     Amendment of Award; Repricing. The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Nonqualified Stock Option. The Participant’s consent to such action will be required unless (a) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (b) the change is permitted under Article IX or pursuant to Section 11.6. In addition, the Administrator shall, without the approval of the stockholders of the Company, have the authority to (i) amend any outstanding Option or Stock Appreciation Right to reduce its exercise price per Share or (ii) cancel any Option or Stock Appreciation Right in exchange for cash or another Award.

10.7     Conditions on Delivery of Stock. The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (a) all Award conditions have been met or removed to the Company’s satisfaction, (b) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including, without limitation, any applicable securities laws and stock exchange or stock market rules and regulations, (c) any approvals from governmental agencies that the Company determines are necessary or advisable have been obtained, and (d) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy Applicable Law. The inability or impracticability of the Company to obtain or maintain authority to issue or sell any securities from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained, and shall constitute circumstances in which the Administrator may determine to amend or cancel Awards pertaining to such Shares, with or without consideration to the Participant.

10.8     Acceleration. The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.

ARTICLE XI.
Miscellaneous

11.1     No Right to Employment or Other Status. No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to commence or continue employment or any other relationship with the Company or a Subsidiary. The Company and its Subsidiaries expressly reserve the right at any time to dismiss or otherwise terminate

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its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or other written agreement between the Participant and the Company or any Subsidiary.

11.2     No Rights as Stockholder; Certificates. Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Law requires, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on any share certificate or book entry to reference restrictions applicable to the Shares (including, without limitation, restrictions applicable to Restricted Stock).

11.3     Effective Date. The Plan was approved by the Board on         , 2021. The Plan will become effective on the date (the “Effective Date”) that is immediately prior to the date of the closing of the transactions contemplated by the Merger Agreement, provided that it is approved by the Company’s stockholders prior to the Effective Date and within 12 months following the date the Board approved the Plan. If the Plan is not approved by the Company’s stockholders within the foregoing time frame, or if the Merger Agreement is terminated prior to the consummation of the transactions contemplated thereby, the Plan will not become effective. No Incentive Stock Option may be granted pursuant to the Plan after the tenth anniversary of the earlier of (a) the date the Plan was approved by the Board or (b) the date the Plan was approved by the Company’s stockholders.

11.4     Amendment of Plan. The Board may amend, suspend or terminate the Plan at any time and from time to time; provided that (a) no amendment requiring stockholder approval to comply with Applicable Law shall be effective unless approved by the stockholders, and (b) no amendment, other than an increase to the Overall Share Limit or pursuant to Article IX or Section 11.6, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after Plan termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, each as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Law.

11.5     Provisions for Foreign Participants. The Administrator may modify Awards granted to Participants who are nationals of a country other than the United States or employed or residing outside the United States, establish subplans or procedures under the Plan or take any other necessary or appropriate action to address Applicable Law, including (a) differences in laws, rules, regulations or customs of such jurisdictions with respect to tax, securities, currency, employee benefit or other matters, (b) listing and other requirements of any non-U.S. securities exchange, and (c) any necessary local governmental or regulatory exemptions or approvals.

11.6     Section 409A.

(a)        General. The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (i) exempt this Plan or any Award from Section 409A, or (ii) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 11.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect

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to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.

(b)        Separation from Service. If an Award constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a Participant’s Termination of Service will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the Participant’s Termination of Service. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment” or like terms means a “separation from service.”

(c)        Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.

(d)        Separate Payments. If an Award includes a “series of installment payments” within the meaning of Section 1.409A-2(b)(2)(iii) of Section 409A, the Participant’s right to the series of installment payments will be treated as a right to a series of separate payments and not as a right to a single payment and, if an Award includes “dividend equivalents” within the meaning of Section 1.409A-3(e) of Section 409A, the Participant’s right to receive the dividend equivalents will be treated separately from the right to other amounts under the Award.

(e)        Change in Control. Any payment due upon a Change in Control of the Company will be paid only if such Change in Control constitutes a “change in ownership” or “change in effective control” within the meaning of Section 409A, and in the event that such Change in Control does not constitute a “change in the ownership” or “change in the effective control” within the meaning of Section 409A, such Award for which payment is due upon a Change in Control of the Company will vest upon the Change in Control and any payment will be delayed until the first compliant date under Section 409A.

11.7     Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a Director, officer or other Employee will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, Director, officer or other Employee. The Company will indemnify and hold harmless each Director, officer or other Employee that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning the Plan unless arising from such person’s own fraud or bad faith; provided that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf.

11.8     Data Privacy. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 11.8 by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and

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Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than a recipient’s country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 11.8 in writing, without cost, by contacting the local human resources representative. The Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s sole discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents in this Section 11.8. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.

11.9     Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

11.10   Governing Documents. If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary), the Plan will govern, unless such Award Agreement or other written agreement was approved by the Administrator and expressly provides that a specific provision of the Plan will not apply.

11.11    Governing Law. The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to the conflict of law rules thereof or of any other jurisdiction. By accepting an Award, each Participant irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America, in each case located in the State of Delaware, for any action arising out of or relating to the Plan (and agrees not to commence any litigation relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the address contained in the records of the Company shall be effective service of process for any litigation brought against it in any such court. By accepting an Award, each Participant irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of the Plan or Award hereunder in the courts of the State of Delaware or the United States of America, in each case located in the State of Delaware, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum. By accepting an Award, each Participant irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any and all rights to trial by jury in connection with any litigation arising out of or relating to the Plan or any Award hereunder.

11.12   Clawback Provisions. All Awards (including the gross amount of any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to recoupment by the Company to the extent required to comply with Applicable Law or any policy of the Company providing for the reimbursement of incentive compensation, whether or not such policy was in place at the time of grant of an Award.

11.13   Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.

Annex E-19

11.14   Conformity to Applicable Law. Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Law. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in a manner intended to conform with Applicable Law. To the extent Applicable Law permits, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Law.

11.15   Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary, except as expressly provided in writing in such other plan or an agreement thereunder.

11.16   Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

11.17   Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

11.18   Prohibition on Executive Officer and Director Loans. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

11.19   Broker-Assisted Sales. In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 10.5: (a) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) such Shares may be sold as part of a block trade with other Participants in the Plan in which all Participants receive an average price; (c) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company and its Directors, officers and other Employees harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (e) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (f) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.

*    *    *    *    *

Annex E-20

Annex F

Form final

BLADE BIOTHERAPEUTICS, INC.
2021 EMPLOYEE STOCK PURCHASE PLAN

ARTICLE 1
PURPOSE

The Plan’s purpose is to assist employees of the Company and its Designated Subsidiaries in acquiring a stock ownership interest in the Company, and to help such employees provide for their future security and to encourage them to remain in the employment of the Company and its Subsidiaries.

The Plan consists of two components: the Section 423 Component and the Non-Section 423 Component. The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code. In addition, this Plan authorizes the grant of Options under the Non-Section 423 Component, which need not qualify as Options granted pursuant to an “employee stock purchase plan” under Section 423 of the Code; such Options granted under the Non-Section 423 Component shall be granted pursuant to separate Offerings containing such sub-plans, appendices, rules or procedures as may be adopted by the Administrator and designed to achieve tax, securities laws or other objectives for Eligible Employees and the Designated Subsidiaries in locations outside of the United States. Except as otherwise provided herein, the Non-Section 423 Component will operate and be administered in the same manner as the Section 423 Component. Offerings intended to be made under the Non-Section 423 Component will be designated as such by the Administrator at or prior to the time of such Offering.

For purposes of this Plan, the Administrator may designate separate Offerings under the Plan, the terms of which need not be identical, in which Eligible Employees will participate, even if the dates of the applicable Offering Period(s) in each such Offering is identical, provided that the terms of participation are the same within each separate Offering under the Section 423 Component as determined under Section 423 of the Code. Solely by way of example and without limiting the foregoing, the Company could, but shall not be required to, provide for simultaneous Offerings under the Section 423 Component and the Non-Section 423 Component of the Plan.

ARTICLE 2
Definitions

As used in the Plan, the following words and phrases have the meanings specified below, unless the context clearly indicates otherwise:

2.1       “Administrator” means the Committee or, if required by applicable law or otherwise so elected, the Board, or such individuals to which authority to administer the Plan has been delegated under Section 7.1 hereof.

2.2       “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.

2.3       “Board” means the Board of Directors of the Company.

2.4       “Code” means the U.S. Internal Revenue Code of 1986, as amended, and all regulations, guidance, compliance programs and other interpretative authority issued thereunder.

2.5       “Committee” means the Compensation Committee of the Board.

2.6       “Common Stock” means the common stock of the Company.

2.7       “Company” means Blade Biotherapeutics, Inc., a Delaware corporation, or any successor.

Annex F-1

2.8       “Compensation” of an Employee means the regular earnings or base salary paid to the Employee from the Company on each Payday as compensation for services to the Company or any Designated Subsidiary, (a) before deduction for any salary deferral contributions made by the Employee to any tax-qualified or nonqualified deferred compensation plan, (b) including overtime, shift differentials, vacation pay, salaried production schedule premiums, holiday pay, jury duty pay, funeral leave pay, paid time off, military pay and prior week adjustments, and (c) excluding bonuses and commissions, education or tuition reimbursements, imputed income arising under any group insurance or benefit program, travel expenses, business and moving reimbursements, tax gross ups and taxable mileage allowance, income received in connection with any stock options, restricted stock, restricted stock units or other compensatory equity awards and all contributions made by the Company or any Designated Subsidiary for the Employee’s benefit under any employee benefit plan now or hereafter established. For any Participants in non-U.S. jurisdictions, any equivalent amounts of the foregoing compensation shall be determined by the Administrator. Compensation shall be calculated before deduction of any income or employment tax withholdings, but such amounts shall be withheld from the Employee’s net income.

2.9“Designated Subsidiary” means each Subsidiary, including any Subsidiary in existence on the Effective Date and any Subsidiary formed or acquired following the Effective Date, that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan, in accordance with Section 7.2 hereof, such designation to specify whether such participation is in the Section 423 Component or Non-Section 423 Component. A Designated Subsidiary may participate in either the Section 423 Component or Non-Section 423 Component, but not both; provided that a Subsidiary that, for U.S. tax purposes, is disregarded from the Company or any Subsidiary that participates in the Section 423 Component shall automatically constitute a Designated Subsidiary that participates in the Section 423 Component. The designation by the Administrator of Designated Subsidiaries and changes in such designations by the Administrator shall not require stockholder approval. Only Subsidiary Corporations may be designated as Designated Subsidiaries for purposes of the Section 423 Component, and if an entity does not so qualify, it shall automatically be deemed to constitute a Designated Subsidiary that participates in the Non-Section 423 Component.

2.10     “Effective Date” means ______.1

2.11     “Eligible Employee” means, except as otherwise provided by the Administrator or in an Offering Document, an Employee:

(a)        who is customarily scheduled to work at least 20 hours per week;

(b)        whose customary employment is more than five months in a calendar year; and

(c)        who, after the granting of the Option, would not be deemed for purposes of Section 423(b)(3) of the Code to possess 5% or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary.

For purposes of clause (c), the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock which an Employee may purchase under outstanding options shall be treated as stock owned by the Employee.

Notwithstanding the foregoing, the Administrator may exclude from participation in the Section 423 Component as an Eligible Employee:

(x)        any Employee that is a “highly compensated employee” of the Company or any Designated Subsidiary (within the meaning of Section 414(q) of the Code), or that is such a “highly compensated employee” (A) with compensation above a specified level, (B) who is an officer or (C) who is subject to the disclosure requirements of Section 16(a) of the Exchange Act; or

____________

1       The date of the closing of the transactions contemplated by that certain Agreement and Plan of Merger entered into on or about             , 2021, by and among the Company, Blade Therapeutics, Inc. and certain other parties (the “Merger Agreement”).

Annex F-2

(y)        any Employee who is a citizen or resident of a foreign jurisdiction (without regard to whether they are also a citizen of the United States or a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) if either (A) the grant of the Option is prohibited under the laws of the jurisdiction governing such Employee, or (B) compliance with the laws of the foreign jurisdiction would cause the Section 423 Component, any Offering thereunder or an Option granted thereunder to violate the requirements of Section 423 of the Code;

provided that any exclusion in clauses (x) or (y) shall be applied in an identical manner under each Offering to all Employees of the Company and all Designated Subsidiaries, in accordance with Treas. Reg. § 1.423-2(e). Notwithstanding the foregoing, with respect to the Non-Section 423 Component, the first sentence in this definition shall apply in determining who is an “Eligible Employee,” except (a) the Administrator may limit eligibility further within the Company or a Designated Subsidiary so as to only designate some Employees of the Company or a Designated Subsidiary as Eligible Employees, and (b) to the extent the restrictions in the first sentence in this definition are not consistent with applicable local laws, the applicable local laws shall control.

2.12      “Employee” means an individual who renders services to a Designated Subsidiary in the status of an employee, and, with respect to the Section 423 Component, a person who is an officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Designated Subsidiary. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual’s attainment or termination of such status. For purposes of an individual’s participation in, or other rights under the Plan, all such determinations by the Company shall be final, binding and conclusive, notwithstanding that any court of law or governmental agency subsequently makes a contrary determination. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or a Designated Subsidiary (which, for purposes of the Section 423 Component, must meet the requirements of Treas. Reg. § 1.421-1(h)(2)). For purposes of the Section 423 Component, where the period of an approved leave of absence exceeds three months, or such other period specified in Treas. Reg. § 1.421-1(h)(2), and the individual’s right to reemployment is not provided either by statute or contract, the employment relationship shall be deemed to have terminated for purposes of the Plan on the first day immediately following such three-month period, or such other period specified in Treas. Reg. § 1.421-1(h)(2).

2.13     “Enrollment Date” means the first date of each Offering Period.

2.14     “Exercise Date” means the last day of each Purchase Period, except as provided in Section 5.2 hereof.

2.15     “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.16     “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(a)        If the Common Stock is (i) listed on any established securities exchange (such as the New York Stock Exchange or Nasdaq Stock Market), (ii) listed on any national market system or (iii) listed, quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a share of Common Stock as quoted on such exchange or system for such date or, if there is no closing sales price for a share of Common Stock on the date in question, the closing sales price for a share of Common Stock on the last preceding date for which such quotation exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b)        If the Common Stock is not listed on an established securities exchange, national market system or automated quotation system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a share of Common Stock on such date, the high bid and low asked prices for a share of Common Stock on the last preceding date for which such information exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

Annex F-3

(c)        If the Common Stock is neither listed on an established securities exchange, national market system or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith (and, with respect to the initial Offering Period of the Plan, as set forth in the Offering Document for the initial Offering Period).

2.17     “Grant Date” means the first day of an Offering Period (or, with respect to the initial Offering Period of the Plan, such date set forth in the Offering Document approved by the Administrator with respect to the initial Offering Period).

2.18     “New Exercise Date” has the meaning set forth in Section 5.2(b) hereof.

2.19     “Non-Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which Options may be granted to Eligible Employees who are employed in non-U.S. jurisdictions that need not satisfy the requirements for Options granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.20     “Offering” means an offer under the Plan of an Option that may be exercised during an Offering Period as further described in Section 4 hereof. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company or a Designated Subsidiary shall be deemed a separate Offering, even if the dates and other terms of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treas. Reg. § 1.423-2(a)(1), the terms of each separate Offering under the Section 423 Component need not be identical, provided that the terms of the Section 423 Component and an Offering thereunder together satisfy Treas. Reg. § 1.423-2(a)(2) and (a)(3).

2.21     “Offering Period” means such period of time commencing on such date(s) as determined by the Administrator, in its discretion, and with respect to which Options shall be granted to Participants. The duration and timing of Offering Periods may be established or changed by the Administrator at any time, in its sole discretion. Notwithstanding the foregoing, in no event may an Offering Period exceed 27 months.

2.22     “Option” means the right to purchase shares of Common Stock pursuant to the Plan during each Offering Period.

2.23     “Option Price” means the purchase price of a share of Common Stock hereunder as provided in Section 4.2 hereof.

2.24     “Parent” means any entity that is a parent corporation of the Company within the meaning of Section 424 of the Code.

2.25     “Participant” means any Eligible Employee who elects to participate in the Plan.

2.26     “Payday” means the regular and recurring established day for payment of Compensation to an Employee of the Company or any Designated Subsidiary.

2.27     “Plan” means this 2021 Employee Stock Purchase Plan, including both the Section 423 Component and Non-Section 423 Component and any other sub-plans or appendices hereto, as amended from time to time.

2.28     “Plan Account” means a bookkeeping account established and maintained by the Company in the name of each Participant.

2.29     “Purchase Period” means such period of time commencing on such dates as determined by the Administrator, in its discretion, within each Offering Period. The duration and timing of Purchase Periods may be established or changed by the Administrator at any time, in its sole discretion. Notwithstanding the foregoing, in no event may a Purchase Period exceed the duration of the Offering Period under which it is established.

2.30     “Section 409A” means Section 409A of the Code and the regulations promulgated thereunder by the United States Treasury Department, as amended or as may be amended from time to time.

Annex F-4

2.31     “Section 423 Component” means those Offerings under the Plan that are intended to meet the requirements under Section 423(b) of the Code.

2.32     “Subsidiary” means (a) any Subsidiary Corporation, and (b) with respect to any Offering pursuant to the Non-Section 423 Component only, Subsidiary may also include any corporate or noncorporate entity in which the Company has a direct or indirect equity interest or significant business relationship.

2.33     “Subsidiary Corporation” shall mean any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain, or any other entity that is a subsidiary corporation of the Company within the meaning of Section 424 of the Code.

2.34     “Treas. Reg.” means U.S. Department of the Treasury regulation.

2.35     “Withdrawal Election” has the meaning set forth in Section 6.1(a) hereof.

ARTICLE 3
PARTICIPATION

3.1       Eligibility.

(a)        Any Eligible Employee who is employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of Articles 4 and 5 hereof, and, for the Section 423 Component, the limitations imposed by Section 423(b) of the Code.

(b)        No Eligible Employee shall be granted an Option under the Section 423 Component which permits the Participant’s rights to purchase shares of Common Stock under the Plan, and to purchase stock under all other employee stock purchase plans of the Company, any Parent or any Subsidiary subject to Section 423 of the Code, to accrue at a rate which exceeds $25,000 of fair market value of such stock (determined at the time such Option is granted) for each calendar year in which such Option is outstanding at any time. The limitation under this Section 3.1(b) shall be applied in accordance with Section 423(b)(8) of the Code.

3.2       Election to Participate; Payroll Deductions

(a)        Except as provided in Sections 3.2(e) and 3.3 hereof or in an applicable Offering Document, an Eligible Employee may become a Participant in the Plan only by means of payroll deduction. Each individual who is an Eligible Employee as of an Offering Period’s Enrollment Date may elect to participate in such Offering Period and the Plan by delivering to the Company a payroll deduction authorization no later than the period of time prior to the applicable Enrollment Date that is determined by the Administrator, in its sole discretion.

(b)        Subject to Section 3.1(b) hereof and except as may otherwise be determined by the Administrator and/or as set forth in the Offering Document, payroll deductions (i) shall equal at least 1% of the Participant’s Compensation as of each Payday of the Offering Period following the Enrollment Date, but not more than 15% of the Participant’s Compensation as of each Payday of the Offering Period following the Enrollment Date; and (ii) will be expressed as a whole number percentage. Amounts deducted from a Participant’s Compensation with respect to an Offering Period pursuant to this Section 3.2 shall be deducted each Payday through payroll deduction and credited to the Participant’s Plan Account.

(c)        Unless otherwise determined by the Administrator and/or as set forth in the Offering Document, following at least one payroll deduction, a Participant may decrease (to as low as zero) the amount deducted from such Participant’s Compensation only once during an Offering Period upon ten calendar days’ prior written notice to the Company. Unless otherwise determined by the Administrator and/or as set forth in the Offering Document, a Participant may not increase the amount deducted from such Participant’s Compensation during an Offering Period.

Annex F-5

(d)        Upon the completion of an Offering Period, each Participant in such Offering Period shall automatically participate in the immediately following Offering Period at the same payroll deduction percentage or fixed amount as in effect at the termination of such Offering Period, unless such Participant delivers to the Company a different election with respect to the successive Offering Period in accordance with Section 3.2(a) hereof, or unless such Participant becomes ineligible for participation in the Plan.

(e)        Notwithstanding any other provisions of the Plan to the contrary, in non-U.S. jurisdictions where participation in the Plan through payroll deductions is prohibited, the Administrator may provide that an Eligible Employee may elect to participate through contributions to the Participant’s account under the Plan in a form acceptable to the Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any Offering under the Section 423 Component, the Administrator must determine that any alternative method of contribution is applied on an equal and uniform basis to all Eligible Employees in the Offering.

3.3       Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treas. Reg. § 1.421-1(h)(2) (or approved by the applicable Designated Subsidiary employing the Participant), a Participant may continue participation in the Plan by making cash payments to the Company on the Participant’s normal payday equal to the Participant’s authorized payroll deduction.

ARTICLE 4
PURCHASE OF SHARES

4.1       Grant of Option.

(a)        The Company may make one or more Offerings under the Plan, which may be successive or overlapping with one another, until the earlier of: (i) the date on which the shares of Common Stock available under the Plan have been sold or (ii) the date on which the Plan is suspended or terminates. The Administrator shall designate the terms and conditions of each Offering in writing, including without limitation, the Offering Period and the Purchase Periods, as set forth in an offering document (the “Offering Document”).

(b)        Each Eligible Employee shall be granted an Option with respect to an Offering Period on the applicable Grant Date. Subject to the limitations of Section 3.1(b) hereof, the number of shares of Common Stock subject to a Participant’s Option shall be determined by dividing (i) such Participant’s payroll deductions accumulated prior to an Exercise Date and retained in the Participant’s Plan Account on such Exercise Date by (ii) the applicable Option Price; provided that, unless otherwise set forth in the Offering Document, in no event shall a Participant be permitted to purchase during each Offering Period more than 100,000 shares of Common Stock (subject to any adjustment pursuant to Section 5.2 hereof). The Administrator and/or the Offering Document may, for future Offering Periods, increase or decrease, in its absolute discretion, the maximum number of shares of Common Stock that a Participant may purchase during such future Offering Periods.

(c)        Each Option shall expire on the last Exercise Date for the applicable Offering Period immediately after the automatic exercise of the Option in accordance with Section 4.3 hereof, unless such Option terminates earlier in accordance with Article 6 hereof.

4.2       Option Price. The “Option Price” per share of Common Stock to be paid by a Participant upon exercise of the Participant’s Option on an Exercise Date for an Offering Period shall equal 85% of the lesser of the Fair Market Value of a share of Common Stock on (a) the applicable Grant Date and (b) the applicable Exercise Date, or such other price designated by the Administrator; provided that in no event shall the Option Price per share of Common Stock be less than the par value per share of the Common Stock; provided further, that no Option Price shall be designated by the Administrator that would cause the Section 423 Component to fail to meet the requirements under Section 423(b) of the Code.

4.3       Purchase of Shares.

(a)On each Exercise Date for an Offering Period, each Participant shall automatically and without any action on such Participant’s part be deemed to have exercised the Participant’s Option to purchase at the applicable per share Option Price the largest number of whole shares of Common Stock

Annex F-6

which can be purchased with the amount in the Participant’s Plan Account. Except as may otherwise be provided by the Administrator with respect to any Offering and/or as set forth in the Offering Document, any balance less than the per share Option Price that is remaining in the Participant’s Plan Account (after exercise of such Participant’s Option) as of the Exercise Date shall be carried forward to the next Purchase Period or Offering Period, unless the Participant has elected to withdraw from the Plan pursuant to Section 6.1 hereof or, pursuant to Section 6.2 hereof, such Participant has ceased to be an Eligible Employee. Any balance not carried forward to the next Purchase Period or Offering Period in accordance with the prior sentence shall be promptly refunded to the applicable Participant. In no event shall an amount greater than or equal to the per share Option Price as of an Exercise Date be carried forward to the next Purchase Period or Offering Period.

(b)        As soon as practicable following each Exercise Date, the number of shares of Common Stock purchased by such Participant pursuant to Section 4.3(a) hereof shall be delivered (either in share certificate or book entry form), in the Company’s sole discretion, to either (i) the Participant or (ii) an account established in the Participant’s name at a stock brokerage or other financial services firm designated by the Company. If the Company is required to obtain from any commission or agency authority to issue any such shares of Common Stock, the Company shall seek to obtain such authority. Inability of the Company to obtain from any such commission or agency authority which counsel for the Company deems necessary for the lawful issuance of any such shares shall relieve the Company from liability to any Participant except to refund to the Participant such Participant’s Plan Account balance, without interest thereon. The Company may require that such shares of Common Stock be retained with a particular broker or agent for a designated period of time and/or may establish other procedures to permit tracking of qualifying and disqualifying dispositions of such shares of Common Stock.

4.4       Automatic Termination of Offering Period. If the Fair Market Value of a share of Common Stock on any Exercise Date (except the final scheduled Exercise Date of any Offering Period) is lower than the Fair Market Value of a share of Common Stock on the Grant Date for an Offering Period, then such Offering Period shall terminate on such Exercise Date after the automatic exercise of the Option in accordance with Section 4.3 hereof, and each Participant shall automatically be enrolled in the Offering Period that commences immediately following such Exercise Date and such Participant’s payroll deduction authorization shall remain in effect for such Offering Period.

4.5       Transferability of Rights. An Option granted under the Plan shall not be transferable, other than by will or the applicable laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. No option or interest or right to the Option shall be available to pay off any debts, contracts or engagements of the Participant or the Participant’s successors in interest or shall be subject to disposition by pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempt at disposition of the Option shall have no effect.

ARTICLE 5
PROVISIONS RELATING TO COMMON STOCK

5.1       Common Stock Reserved. Subject to adjustment as provided in Section 5.2 hereof, the maximum number of shares of Common Stock that shall be made available for sale under the Plan shall be the sum of (a)             ,2 and (b) an increase commencing on January 1, 2023 and continuing annually on the anniversary thereof through (and including) January 1, 2032, equal to the lesser of (A) 1% of the shares of Common Stock outstanding on the last day of the immediately preceding calendar year and (B) such smaller number of shares of Common Stock as determined by the Administrator; provided, however, no more than              shares of Common Stock may be issued under the Plan. Shares made available for sale under the Plan may be authorized but unissued shares, treasury shares of Common Stock, or reacquired shares reserved for issuance under the Plan. All or any portion of such maximum number of shares may be issued under the Section 423 Component.

____________

2       1.5% of the Company’s issued and outstanding shares immediately following the closing of the transactions contemplated by the Merger Agreement.

Annex F-7

5.2       Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale.

(a)        Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number of shares of Common Stock which have been authorized for issuance under the Plan but not yet settled under an Option, as well as the price per share and the number of shares of Common Stock covered by each Option under the Plan which has not yet been exercised shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Option.

(b)        Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering Periods then in progress shall be shortened by setting a new Exercise Date (the “New Exercise Date”), and shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date shall be before the date of the Company’s proposed dissolution or liquidation. The Administrator shall notify each Participant in writing prior to the New Exercise Date, that the Exercise Date for the Participant’s Option has been changed to the New Exercise Date and that the Participant’s Option shall be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 6.1 hereof or the Participant has ceased to be an Eligible Employee as provided in Section 6.2 hereof.

(c)        Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the Option, any Offering Periods then in progress shall be shortened by setting a New Exercise Date and any Offering Periods then in progress shall end on the New Exercise Date. The New Exercise Date shall be before the date of the Company’s proposed sale or merger. The Administrator shall notify each Participant in writing prior to the New Exercise Date, that the Exercise Date for the Participant’s Option has been changed to the New Exercise Date and that the Participant’s Option shall be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 6.1 hereof or the Participant has ceased to be an Eligible Employee as provided in Section 6.2 hereof.

5.3       Insufficient Shares. If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which Options are to be exercised may exceed the number of shares of Common Stock remaining available for sale under the Plan on such Exercise Date, the Administrator shall make a pro rata allocation of the shares of Common Stock available for issuance on such Exercise Date in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants exercising Options to purchase Common Stock on such Exercise Date, and unless additional shares are authorized for issuance under the Plan, no further Offering Periods shall take place and the Plan shall terminate pursuant to Section 7.5 hereof. If an Offering Period is so terminated, then the balance of the amount credited to the Participant’s Plan Account which has not been applied to the purchase of shares of Common Stock shall be paid to such Participant in one lump sum in cash within 30 days after such Exercise Date, without any interest thereon.

Annex F-8

5.4       Rights as Stockholders. With respect to shares of Common Stock subject to an Option, a Participant shall not be deemed to be a stockholder of the Company and shall not have any of the rights or privileges of a stockholder. A Participant shall have the rights and privileges of a stockholder of the Company when, but not until, shares of Common Stock have been deposited in the designated brokerage account following exercise of the Participant’s Option.

ARTICLE 6
TERMINATION OF PARTICIPATION

6.1       Cessation of Contributions; Voluntary Withdrawal.

(a)        A Participant may cease payroll deductions during an Offering Period and elect to withdraw from the Plan by delivering written notice of such election to the Company in such form and at such time prior to the Exercise Date for such Offering Period as may be established by the Administrator (a “Withdrawal Election”). A Participant electing to withdraw from the Plan may elect to either (i) withdraw all of the funds then credited to the Participant’s Plan Account as of the date on which the Withdrawal Election is received by the Company, in which case amounts credited to such Plan Account shall be returned to the Participant in one lump-sum payment in cash within 30 days after such election is received by the Company, without any interest thereon, and the Participant shall cease to participate in the Plan and the Participant’s Option for such Offering Period shall terminate; or (ii) exercise the Option for the maximum number of whole shares of Common Stock on the applicable Exercise Date with any remaining Plan Account balance returned to the Participant in one lump-sum payment in cash within 30 days after such Exercise Date, without any interest thereon, and after such exercise cease to participate in the Plan. Upon receipt of a Withdrawal Election, the Participant’s payroll deduction authorization and the Participant’s Option shall terminate.

(b)        A Participant’s withdrawal from the Plan shall not have any effect upon the Participant’s eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after the termination of the Offering Period from which the Participant withdraws.

(c)        Except as otherwise permitted by the Administrator and/or as set forth in the Offering Document, a Participant who ceases contributions to the Plan during any Offering Period shall not be permitted to resume contributions to the Plan during that Offering Period.

6.2       Termination of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee, for any reason, such Participant’s Option for the applicable Offering Period shall automatically terminate, the Participant shall be deemed to have elected to withdraw from the Plan, and such Participant’s Plan Account shall be paid to such Participant or, in the case of the Participant’s death, to the person or persons entitled thereto pursuant to applicable law, within 30 days after such cessation of being an Eligible Employee, without any interest thereon. If a Participant transfers employment from the Company or any Designated Subsidiary participating in the Section 423 Component to any Designated Subsidiary participating in the Non-Section 423 Component, such transfer shall not be treated as a termination of employment, but the Participant shall immediately cease to participate in the Section 423 Component; however, any contributions made for the Offering Period in which such transfer occurs shall be transferred to the Non-Section 423 Component, and such Participant shall immediately join the then-current Offering under the Non-Section 423 Component upon the same terms and conditions in effect for the Participant’s participation in the Section 423 Component, except for such modifications otherwise applicable for Participants in such Offering. A Participant who transfers employment from any Designated Subsidiary participating in the Non-Section 423 Component to the Company or any Designated Subsidiary participating in the Section 423 Component shall not be treated as terminating the Participant’s employment and shall remain a Participant in the Non-Section 423 Component until the earlier of (a) the end of the current Offering Period under the Non-Section 423 Component, or (b) the Enrollment Date of the first Offering Period in which the Participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between companies participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.

Annex F-9

ARTICLE 7
GENERAL PROVISIONS

7.1       Administration.

(a)        The Plan shall be administered by the Administrator. The Administrator may delegate administrative tasks under the Plan to the services of an Agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

(b)        It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with the provisions of the Plan. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)          To establish and terminate Offerings;

(ii)          To determine when and how Options shall be granted and the provisions and terms of each Offering (which need not be identical);

(iii)         To select Designated Subsidiaries in accordance with Section 7.2 hereof;

(iv)         To impose a mandatory holding period pursuant to which Participants may not dispose of or transfer shares of Common Stock purchased under the Plan for a period of time determined by the Administrator in its discretion;

(v)         To determine which Designated Subsidiaries shall participate in the Non-Section 423 Component and which shall participate in the Section 423 Component; and

(vi)         To construe and interpret the Plan, the terms of any Offering and the terms of the Options and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith and to interpret, amend or revoke any such rules. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, any Offering or any Option, in a manner and to the extent it shall deem necessary or expedient to administer the Plan, subject to Section 423 of the Code for the Section 423 Component.

(c)        The Administrator may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding handling of participation elections, payroll deductions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock certificates which vary with local requirements. In its absolute discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Administrator under the Plan.

(d)         The Administrator may adopt sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 5.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

(e)        All expenses and liabilities incurred by the Administrator in connection with the administration of the Plan shall be borne by the Company. The Administrator may employ attorneys, consultants, accountants, appraisers, brokers, Agents or other persons. The Administrator, the Company and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Administrator in good faith shall be final and binding upon all Participants, the Company and all other interested persons. No member of the Board or Administrator shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or the Options, and all members of the Board or Administrator shall be fully protected by the Company in respect to any such action, determination, or interpretation.

Annex F-10

7.2       Designation of Subsidiary Corporations. The Administrator shall designate from time to time the Subsidiaries that shall constitute Designated Subsidiaries, and determine whether such Designated Subsidiaries shall participate in the Section 423 Component or Non-Section 423 Component. The Administrator may designate a Subsidiary, or terminate the designation of a Subsidiary, without the approval of the stockholders of the Company.

7.3       Reports. Individual accounts shall be maintained for each Participant in the Plan. Statements of Plan Accounts shall be made available to Participants at least annually, which statements shall set forth the amounts of payroll deductions, the Option Price, the number of shares purchased and the remaining cash balance, if any.

7.4       No Right to Employment. Nothing in the Plan shall be construed to give any person (including any Participant) the right to remain in the employ of the Company, a Parent or a Subsidiary or to affect the right of the Company, any Parent or any Subsidiary to terminate the employment of any person (including any Participant) at any time, with or without cause, which right is expressly reserved.

7.5       Amendment and Termination of the Plan.

(a)        The Administrator may, in its sole discretion, amend, suspend or terminate the Plan at any time and from time to time. To the extent necessary to comply with Section 423 of the Code (or any successor rule or provision), with respect to the Section 423 Component, or any other applicable law, regulation or stock exchange rule, the Company shall obtain stockholder approval of any such amendment to the Plan in such a manner and to such a degree as required by Section 423 of the Code or such other law, regulation or rule.

(b)        If the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, to the extent permitted under Section 423 of the Code, for the Section 423 Component, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i)          altering the Option Price for any Offering Period including an Offering Period underway at the time of the change in Option Price;

(ii)          shortening any Offering Period so that the Offering Period ends on a new Exercise Date, including an Offering Period underway at the time of the Administrator action; and

(iii)         allocating shares of Common Stock.

Such modifications or amendments shall not require stockholder approval or the consent of any Participant.

(c)        Upon termination of the Plan, the balance in each Participant’s Plan Account shall be refunded as soon as practicable after such termination, without any interest thereon.

7.6       Use of Funds; No Interest Paid. All funds received by the Company by reason of purchase of shares of Common Stock under the Plan shall be included in the general funds of the Company free of any trust or other restriction and may be used for any corporate purpose, except for funds contributed under Offerings in which the local law of a non-U.S. jurisdiction requires that contributions to the Plan by Participants be segregated from the Company’s general corporate funds and/or deposited with an independent third party for Participants in non-U.S. jurisdictions. No interest shall be paid to any Participant or credited under the Plan, except as may be required by local law in a non-U.S. jurisdiction. If the segregation of funds and/or payment of interest on any Participant’s account is so required, such provisions shall apply to all Participants in the relevant Offering except to the extent otherwise permitted by Treas. Reg. § 1.423-2(f). With respect to any Offering under the Non-Section 423 Component, the payment of interest shall apply as determined by the Administrator (but absent any such determination, no interest shall apply).

Annex F-11

7.7       Term; Approval by Stockholders. The Plan shall become effective on the Effective Date, subject to approval of the Company’s stockholders within 12 months after the date of the Board’s initial adoption of the Plan, and shall continue until terminated by the Administrator. No Option may be granted during any period of suspension of the Plan or after termination of the Plan.

7.8       Effect Upon Other Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company, any Parent or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company, any Parent or any Subsidiary (a) to establish any other forms of incentives or compensation for Employees of the Company or any Parent or any Subsidiary, or (b) to grant or assume Options otherwise than under the Plan in connection with any proper corporate purpose, including, but not by way of limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, firm or association.

7.9       Conformity to Securities Laws. Notwithstanding any other provision of the Plan, the Plan and the participation in the Plan by any individual who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exemption rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

7.10     Notice of Disposition of Shares. Each Participant in the Section 423 Component shall give the Company prompt notice of any disposition or other transfer of any shares of Common Stock, acquired pursuant to the exercise of an Option granted under the Section 423 Component, if such disposition or transfer is made (a) within two years after the applicable Grant Date or (b) within one year after the transfer of such shares of Common Stock to such Participant upon exercise of such Option. The Company may direct that any certificates evidencing shares acquired pursuant to the Plan refer to such requirement.

7.11     Tax Withholding. The Company or any Parent or any Subsidiary shall be entitled to require payment in cash or deduction from other compensation payable to each Participant of any sums required by federal, state or local tax law to be withheld with respect to any purchase of shares of Common Stock under the Plan or any sale of such shares.

7.12     Governing Law. The Plan and all rights and obligations thereunder shall be construed and enforced in accordance with the laws of the State of Delaware, without regard to the conflict of law rules thereof or of any other jurisdiction.

7.13     Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

7.14     Conditions To Issuance of Shares.

(a)        Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing shares of Common Stock pursuant to the exercise of an Option by a Participant, unless and until the Administrator has determined, with advice of counsel, that the issuance of such shares of Common Stock is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any securities exchange or automated quotation system on which the shares of Common Stock are listed or traded, and the shares of Common Stock are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Administrator may require that a Participant make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements.

(b)        All certificates for shares of Common Stock delivered pursuant to the Plan and all shares of Common Stock issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal,

Annex F-12

state, or foreign securities or other laws, rules and regulations and the rules of any securities exchange or automated quotation system on which the shares of Common Stock are listed, quoted, or traded. The Administrator may place legends on any certificate or book entry evidencing shares of Common Stock to reference restrictions applicable to the shares of Common Stock.

(c)        The Administrator shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Option, including a window-period limitation, as may be imposed in the sole discretion of the Administrator.

(d)        Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by any applicable law, rule or regulation, the Company may, in lieu of delivering to any Participant certificates evidencing shares of Common Stock issued in connection with any Option, record the issuance of shares of Common Stock in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

7.15     Equal Rights and Privileges. All Eligible Employees of the Company (or of any Designated Subsidiary) granted Options pursuant to an Offering under the Section 423 Component shall have equal rights and privileges under this Plan to the extent required under Section 423 of the Code so that the Section 423 Component qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Any provision of the Section 423 Component that is inconsistent with Section 423 of the Code shall, without further act or amendment by the Company or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code. Eligible Employees participating in the Non-Section 423 Component need not have the same rights and privileges as Eligible Employees participating in the Section 423 Component.

7.16     Rules Particular to Specific Countries.

(a)        Notwithstanding anything herein to the contrary, the terms and conditions of the Plan with respect to Participants who are tax residents of a particular non-U.S. country or who are foreign nationals or employed in non-U.S. jurisdictions may be subject to an addendum to the Plan in the form of an appendix or sub-plan (which appendix or sub-plan may be designed to govern Offerings under the Section 423 Component or the Non-Section 423 Component, as determined by the Administrator). To the extent that the terms and conditions set forth in an appendix or sub-plan conflict with any provisions of the Plan, the provisions of the appendix or sub-plan shall govern. The adoption of any such appendix or sub-plan shall be pursuant to Section 7.1 above. Without limiting the foregoing, the Administrator is specifically authorized to adopt rules and procedures, with respect to Participants who are foreign nationals or employed in non-U.S. jurisdictions, regarding the exclusion of particular Subsidiaries from participation in the Plan, eligibility to participate, the definition of Compensation, handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures, establishment of bank or trust accounts to hold payroll deductions or contributions, determination of beneficiary designation requirements, and handling of stock certificates.

(b)        The Administrator also is authorized to determine that, to the extent permitted by Treas. Reg. § 1.423-2(f), the terms of a purchase right granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of purchase rights granted under the Plan or the same Offering to Employees resident solely in the U.S. To the extent any sub-plan or appendix or other changes approved by the Administrator are inconsistent with the requirements of Section 423 of the Code or would jeopardize the tax-qualified status of the Section 423 Component, the change shall cause the Designated Subsidiaries affected thereby to be considered Designated Subsidiaries in a separate Offering under the Non-Section 423 Component instead of the Section 423 Component. To the extent any Employee of a Designated Subsidiary in the Section 423 Component is a citizen or resident of a foreign jurisdiction (without regard to whether they are also a U.S. citizen or a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) and compliance with the laws of the foreign jurisdiction would cause the Section 423 Component, any Offering or the Option to violate the requirements of Section 423 of the Code, such Employee shall be considered a Participant in a separate Offering under the Non-Section 423 Component.

Annex F-13

(c)        Notwithstanding any other provisions of the Plan to the contrary, in non-U.S. jurisdictions where participation in the Plan through payroll deductions is prohibited, the Administrator may provide that an Eligible Employee may elect to participate through contributions to his or her account under the Plan in a form acceptable to the Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any Offering under the Section 423 Component, the Administrator must determine that any alternative method of contribution is applied on an equal and uniform basis to all Eligible Employees in the Offering.

7.17     Section 409A. The Section 423 Component of the Plan and the Options granted pursuant to Offerings thereunder are intended to be exempt from the application of Section 409A. Neither the Non-Section 423 Component nor any Option granted pursuant to an Offering thereunder is intended to constitute or provide for “nonqualified deferred compensation” within the meaning of Section 409A, and the Non-Section 423 Component and any Option granted pursuant to an Offering thereunder shall be construed consistent with such intent. Notwithstanding any provision of the Plan to the contrary, if the Administrator determines that any Option granted under the Plan may be or become subject to Section 409A or that any provision of the Plan may cause an Option granted under the Plan to be or become subject to Section 409A, the Administrator may adopt such amendments to the Plan and/or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions as the Administrator determines are necessary or appropriate to avoid the imposition of taxes under Section 409A, either through compliance with the requirements of Section 409A or with an available exemption therefrom.

*    *    *    *    *

Annex F-14

Annex G

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

BIOTECH ACQUISITION COMPANY
(ADOPTED BY SPECIAL RESOLUTION DATED 25 JANUARY 2021 AND
EFFECTIVE ON 25 JANUARY 2021)

Annex G-1

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

BIOTECH ACQUISITION COMPANY
(ADOPTED BY SPECIAL RESOLUTION DATED 25 JANUARY 2021 AND
EFFECTIVE ON 25 JANUARY 2021)

1          The name of the Company is Biotech Acquisition Company

2          The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3          The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4          The liability of each Member is limited to the amount unpaid on such Member’s shares.

5          The share capital of the Company is US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

6          The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7          Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

Annex G-2

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

BIOTECH ACQUISITION COMPANY
(ADOPTED BY SPECIAL RESOLUTION DATED 25 JANUARY 2021 AND
EFFECTIVE ON 25 JANUARY 2021)

1          Interpretation

1.1       In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”

in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”

means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.
“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Business Combination”

means a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the securities of the Company are listed on the Nasdaq Capital Market, must occur with one or more target businesses that together have an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing of the definitive agreement to enter into such Business Combination; and (b) must not be solely effectuated with another blank cheque company or a similar company with nominal operations.

Annex G-3

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.
“Clearing House”

means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Class B Share”	means a Class B ordinary share of a par value of US$0.0001 in the share capital of the Company.
“Company”	means the above named company.
“Company’s Website”	means the website of the Company and/or its web-address or domain name (if any).
“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Capital Market.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Communication”

means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.
“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.
“Equity-linked Securities”

means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”

means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.
“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.
“IPO”	means the Company’s initial public offering of securities.

Annex G-4

“Member”	has the same meaning as in the Statute.
“Memorandum”	means the amended and restated memorandum of association of the Company.
“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.
“Officer”	means a person appointed to hold an office in the Company.
“Ordinary Resolution”

means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”

means the option of the Underwriters to purchase up to an additional 15 per cent of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.
“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.
“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Representative”	means a representative of the Underwriters.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.
“Share”	means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company.
“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.
“Sponsor”	means Biotech Sponsor LLC, a Delaware limited liability company, and its successors or assigns.
“Statute”	means the Companies Act (As Revised) of the Cayman Islands.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

Annex G-5

“Trust Account”

means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2       In the Articles:

(a)        words importing the singular number include the plural number and vice versa;

(b)        words importing the masculine gender include the feminine gender;

(c)        words importing persons include corporations as well as any other legal or natural person;

(d)        “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)        “shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)         references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)        any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)        the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)         headings are inserted for reference only and shall be ignored in construing the Articles;

(j)         any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)        any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)         sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)         the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)        the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2          Commencement of Business

2.1       The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2       The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

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3          Issue of Shares and other Securities

3.1       Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Ordinary Share Conversion set out in the Articles.

3.2       The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3       The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine. The securities comprising any such units which are issued pursuant to the IPO can only be traded separately from one another on the 52nd day following the date of the prospectus relating to the IPO unless the Representative(s) determines that an earlier date is acceptable, subject to the Company having filed a current report on Form 8-K with the Securities and Exchange Commission and a press release announcing when such separate trading will begin. Prior to such date, the units can be traded, but the securities comprising such units cannot be traded separately from one another.

3.4       The Company shall not issue Shares to bearer.

4          Register of Members

4.1       The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2       The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5          Closing Register of Members or Fixing Record Date

5.1       For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

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5.2       In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3       If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6          Certificates for Shares

6.1       A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2        The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3       If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4       Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5       Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7          Transfer of Shares

7.1       Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options, warrants or units issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such right, option, warrant or unit.

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7.2       The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8          Redemption, Repurchase and Surrender of Shares

8.1       Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)        Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)        Class B Shares held by the Sponsor shall be surrendered by the Sponsor for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the Founders will own 20 per cent of the Company’s issued Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and

(c)        Public Shares shall be repurchased by way of tender offer in the circumstances set out in the Business Combination Article hereof.

8.2       Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3       The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4       The Directors may accept the surrender for no consideration of any fully paid Share.

9          Treasury Shares

9.1       The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2       The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10        Variation of Rights of Shares

10.1     Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights;

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otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Ordinary Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2     For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3     The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11         Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12        Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13        Lien on Shares

13.1     The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2     The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

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13.3     To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4     The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14        Call on Shares

14.1     Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2     A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3     The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4     If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5     An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6     The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7     The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8     No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15        Forfeiture of Shares

15.1     If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

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15.2     If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3     A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4     A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5     A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6     The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16        Transmission of Shares

16.1     If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2     Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3     A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with

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within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17        Class B Ordinary Share Conversion

17.1     The rights attaching to the Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article hereof) with the exception that the holder of a Class B Share shall have the conversion rights referred to in this Article.

17.2     Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) automatically on the day of the closing of a Business Combination.

17.3     Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued, or deemed issued, by the Company in excess of the amounts offered in the IPO and related to the closing of a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, on an as-converted basis, in the aggregate, 20 per cent of the sum of all Class A Shares and Class B Shares in issue upon completion of the IPO plus all Class A Shares and Equity-linked Securities issued or deemed issued in connection with a Business Combination, excluding any Shares or Equity-linked Securities issued, or to be issued, to any seller in a Business Combination.

17.4     Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5     The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6     Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7     References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

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17.8     Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

18        Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1     The Company may by Ordinary Resolution:

(a)        increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)        consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)        convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)        by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)        cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2     All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3     Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)        change its name;

(b)        alter or add to the Articles;

(c)        alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)        reduce its share capital or any capital redemption reserve fund.

19        Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20        General Meetings

20.1     All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2     The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3     The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and, for the avoidance of doubt, Members shall not have the ability to call general meetings.

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20.4     Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to Members in connection with the previous year’s annual general meeting or, if the Company did not hold an annual general meeting the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

21        Notice of General Meetings

21.1     At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)        in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)        in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

21.2     The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22        Proceedings at General Meetings

22.1     No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2     A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3     A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4      If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5     The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

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22.6     If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7     The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8     When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9      If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10   When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed

22.11    A resolution put to the vote of the meeting shall be decided on a poll.

22.12   A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.13   A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14   In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

23        Votes of Members

23.1     Subject to any rights or restrictions attached to any Shares, every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2     In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3     A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4     No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.
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23.5     No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6     Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7     A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24        Proxies

24.1     The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2      The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3     The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.4     The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5     Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25        Corporate Members

25.1     Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting

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of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25.2     If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

26        Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27        Directors

27.1     There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27.2     Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors appointed to succeed those Directors whose terms expire shall be appointed for a term of office to expire at the second succeeding annual general meeting after their appointment. Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.

28        Powers of Directors

28.1     Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2     All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3     The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

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28.4     The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29        Appointment and Removal of Directors

29.1     The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.2     The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

30        Vacation of Office of Director

The office of a Director shall be vacated if:

(a)        the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)        the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)        the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)        the Director is found to be or becomes of unsound mind; or

(e)        all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31        Proceedings of Directors

31.1      The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office.

31.2     Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

31.3     A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4     A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

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31.5     A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

31.6     The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7     The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8     All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9     A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32        Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33        Directors’ Interests

33.1     A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2     A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33.3     A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4     No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any

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Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5     A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34        Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

35        Delegation of Directors’ Powers

35.1     The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2     The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3     The Directors may adopt formal written charters for committees. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law). For so long as any class of Shares is listed on the Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

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35.4     The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.5     The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.6     The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

36        No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37        Remuneration of Directors

37.1     The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2     The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38        Seal

38.1     The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2     The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3     A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

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39        Dividends, Distributions and Reserve

39.1     Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2     Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3     The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4     The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5     Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6     The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7     Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8     No Dividend or other distribution shall bear interest against the Company.

39.9     Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

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40        Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41        Books of Account

41.1     The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2     The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3     The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42        Audit

42.1     The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2     Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

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42.3     If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4     The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

42.5     If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6     Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7     Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

42.8     At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The “audit committee financial expert” shall have such past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

43        Notices

43.1     Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

43.2     Where a notice is sent by:

(a)        courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)        post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)        cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

Annex G-25

(d)        e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)        placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

43.3     A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4     Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44        Winding Up

44.1     If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)        if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)        if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2     If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

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45        Indemnity and Insurance

45.1     Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2     The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3     The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46        Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47        Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48        Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

49        Business Combination

49.1     Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

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49.2     Prior to the consummation of a Business Combination, the Company shall either:

(a)        submit such Business Combination to its Members for approval; or

(b)        provide Members with the opportunity to have their Shares repurchased by means of a tender offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 following such repurchases. Such obligation to repurchase Shares is subject to the completion of the proposed Business Combination to which it relates.

49.3     If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

49.4     At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.

49.5     Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, in connection with any vote on a Business Combination, elect to have their Public Shares redeemed for cash, in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company and provided further that any beneficial holder of Public Shares on whose behalf a redemption right is being exercised must identify itself to the Company in connection with any redemption election in order to validly redeem such Public Shares. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net of taxes payable) and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”), but only in the event that the applicable proposed Business Combination is approved and consummated. The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions (the “Redemption Limitation”).

49.6     A Member may not withdraw a Redemption Notice once submitted to the Company unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

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49.7     In the event that the Company does not consummate a Business Combination by 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)        cease all operations except for the purpose of winding up;

(b)        as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)        as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

49.8     In the event that any amendment is made to the Articles:

(a)        to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles; or

(b)        with respect to any other provision relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

49.9     A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares by means of a tender offer pursuant to this Article, or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

49.10   After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)        receive funds from the Trust Account; or

(b)        vote as a class with Public Shares on a Business Combination.

49.11    A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

49.12   As long as the securities of the Company are listed on the Nasdaq Capital Market, the Company must complete one or more Business Combinations having an aggregate fair market value of at least 80 per cent of the assets held in the Trust Account (net of amounts previously disbursed to the Company’s management for taxes and excluding the amount of deferred underwriting

Annex G-29

discounts held in the Trust Account) at the time of the Company’s signing a definitive agreement in connection with a Business Combination. A Business Combination must not be effectuated with another blank cheque company or a similar company with nominal operations.

49.13   The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to consummate a Business Combination with a target that is Affiliated with the Sponsor, a Founder, a Director or an Officer, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm or another valuation or appraisal firm that regularly renders fairness opinions on the type of target business the Company is seeking to acquire that is a member of the United States Financial Industry Regulatory Authority or an independent accounting firm that such a Business Combination is fair to the Company from a financial point of view.

50        Business Opportunities

50.1     To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

50.2     Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

50.3     To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

Annex G-30

Annex H

October 25, 2021

Board of Directors of Biotech Acquisition Company
545 West 25th Street, 20th Floor
New York, NY 10001

Dear Members of the Board of Directors:

We understand that Biotech Acquisition Company (“BAC”), proposes to enter into an Agreement and Plan of Merger (“Agreement”), dated October     , 2021, pursuant to which BAC will acquire 100% of the outstanding equity and equity equivalents of Blade Therapeutics, Inc. (“Blade”), including options, warrants or other securities that have the right to acquire or convert into equity securities of Blade (collectively, “Convertible Securities”) in exchange for the consideration described below (the “Transaction”). You have supplied us with a description of the Transaction and copies of relevant documents related to the Transaction (the “Transaction Documents”).

The total consideration provided to the equity holders (including holders of Convertible Securities) of Blade (the “Transaction Consideration”) will be based on a pre-money equity value for Blade of $280 million. In addition to the Transaction Consideration, the equity holders of Blade (including holders of Convertible Securities) will also be eligible to receive up to a total of three million five hundred thousand common shares of BAC (or such other company that survives the Transaction as the sole owner of Blade) upon the achievement of certain earnout milestones.

The Board of Directors of BAC (“you”) have asked us to render an opinion (the “Opinion”) (i) as to the fairness of the Transaction to BAC from a financial point of view and (ii) whether Blade has a fair market value equal to at least 80 percent of the balance of funds in BAC’s trust account (excluding deferred underwriting commissions and taxes payable).

This Opinion is furnished solely to be utilized by the Board of Directors as only one input to consider in its process of analyzing the Transaction and it does not constitute a recommendation to any member of the Board of Directors, any stockholder of BAC, or any other person as to how such person should vote or act with respect to the Transaction. This Opinion is delivered to the Board of Directors subject to the conditions, scope of engagement, limitations and understanding set forth in this Opinion and subject to the understanding that the obligations of Vantage Point Advisors, Inc. in the Transaction are solely corporate obligations. Furthermore, no officer, director, employee or shareholder of Vantage Point Advisors, Inc. shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

We have not been asked to opine on, and this Opinion does not express any views on, (i) any other terms of the Transaction, (ii) BAC’s underlying business decision to effect the Transaction, (iii) the basic business decision to proceed with or effect the Transaction, (iv) the merits of the Transaction relative to any alternative transaction or business strategy that may be available to BAC, (v) the amount or nature of the compensation to any officer, director or employee, or any class of such persons, relative to the compensation to be received by the holders of any class of securities, creditors or other constituencies of BAC or Blade in the Transaction, or relative to or in comparison with the Transaction Consideration, (vi) the fairness of the Transaction to any particular group or class of securities, creditors, or other constituencies of BAC, (vii) the solvency, creditworthiness or fair value of Blade or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters or (viii) the independent fair value of Blade or the fairness to BAC of an acquisition of either such entity independent from the Transaction taken as a whole.

Annex H-1

In the course of our analyses for rendering this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances, including, without limitation:

1)     We have reviewed the following documents and sources of information in items a through w, without limitation:

a.     Audited financial statements for Blade for the fiscal years ended December 31, 2018 through 2019;

b.     Draft CPA-prepared financial statements for Blade for the fiscal year ended December 31, 2020 and the six months ended June 30, 2021;

c.     Draft of the Merger Agreement dated October 24, 2021;

d.     PIPE Subscription Agreement;

e.     Various versions of BAC Working Copy 5 Yr Model (EXCEL);

f.      409A Valuation Opinions for Blade as of September 25, 2019 and July 31, 2020;

g.     BAC Presentation: Transforming Life Science Companies;

h.     Project Memory PIPE Subscription Agreement;

i.      Project Memory Transaction Overview 09.27.21 (EXCEL);

j.      Blade presentation, including Appendix, dated August 2021: Harnessing the Body’s Mechanisms of Repair to Modify Disease Progression in Fibrosis and Neurodegeneration;

k.     Blade presentation dated October 2021: Developing Cutting-Edge Treatments for Debilitating Fibrotic and Neurodegenerative Diseases

l.      Blade Use of Proceeds presentation dated March 2021;

m.    Blade Capitalization dated as of August 2021;

n.     Blade PIPE presentation;

o.     Blade Pro forma 3-Year Plan;

p.     Blade Use of Proceeds presentation;

q.     The BAC cash trust account balance statement as provided by BAC management as of 09/30/21;

r.      Various board of director minutes for BAC and Blade;

s.     Various Blade financing transaction materials we deemed necessary and appropriate to our analysis;

t.      Various agreements related to the ATXCo, Inc. transaction with Blade and appropriate to our analysis;

Annex H-2

u.     Various research and licensing agreements for Blade we deemed necessary and appropriate to our analysis;

v.      Various documents related to research and development, pre-clinical, clinical and regulatory data related to Blade we deemed necessary and appropriate to our analysis; and

w.     Various documentation related to intellectual property of Blade we deemed necessary and appropriate to our analysis.

2.     We met or otherwise communicated electronically with certain members of BAC’s and Blade’s senior and operating management and other advisors to discuss Blade’s operations, historical financial results, future prospects and projected operations and performance;

3.     We evaluated the stock price history and reported events of BAC and Blade;

4.     We considered publicly available data and stock market performance data of public companies we deem comparable to Blade; and

5.     We conducted such other studies, analyses, inquiries and investigations, as we deemed appropriate.

In the course of our investigation, we have assumed and relied upon the accuracy and completeness of the financial statements, forecasts, projections and other information provided to us by BAC and Blade and we have further relied upon the assurances of management that they were unaware of any facts that would make the information provided to us incomplete or misleading. We have not assumed any responsibility for independent verification of such information or assurances.

In arriving at our opinion, we have not performed any independent appraisal, or physical inspection, of the assets of Blade. Our analysis does not constitute an examination, review of, or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (“AICPA”). We do not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and those differences may be material. We have also assumed that neither BAC nor Blade are currently involved in any material transaction other than the Transaction, and those activities undertaken in the ordinary course of conducting their businesses.

Our Opinion is predicated on our assumption that the final executed form of the Agreement will not differ in any material respect from the draft of the Agreement we have examined, that the conditions to the Transaction as set forth in the Agreement will be satisfied, and that the Transaction will be consummated on a timely basis in the manner contemplated by the Agreement. We have further assumed that all other transaction documents listed in this letter will be executed with no material changes from the most recent drafts supplied to, and reviewed by, Vantage Point Advisors, Inc.

Annex H-3

Our Opinion is necessarily based on business, economic, market, and other conditions as they exist and can be evaluated by us at the date of this letter. It should be noted that although subsequent developments may affect this Opinion, we do not have any obligation to update, revise, or reaffirm our Opinion. We reserve the right, however, to withdraw, revise, or modify our Opinion based upon additional information that may be provided to or obtained by us after the issuance of the Opinion that suggests, in our judgment, a material change in the assumptions upon which our Opinion is based.

We acknowledge and agree that this Opinion and a summary thereof may be filed with or included in or with any proxy or information statement required to be filed by BAC with the Securities and Exchange Commission and delivered to the holders of BAC’s securities in connection with the Transaction. However, no reference to this Opinion in the proxy or information statement may be made without our written consent and further subject to Vantage Point Advisors’ approval of the language that references this Opinion, which consent shall not be unreasonably withheld, conditioned or delayed.

On the basis of the forgoing, it is our opinion that (i) the Transaction is fair, from a financial point of view, to BAC and (ii) Blade has a combined fair market value equal to at least 80 percent of the balance of funds in BAC’s trust account (excluding deferred underwriting commissions and taxes payable).

Very truly yours,

Vantage Point Advisors, Inc.

Annex H-4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. BAC’s amended and restated memorandum and articles of association provided for indemnification of BAC’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

BAC has entered into agreements with BAC’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in BAC’s amended and restated memorandum and articles of association. BAC has purchased a policy of directors’ and officers’ liability insurance that insures BAC’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against BAC’s obligations to indemnify BAC’s officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, BAC has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.            Exhibits and Financial Statements Schedules.

(a) Exhibits

Exhibit Number	Description
2.1+

Agreement and Plan of Merger, dated as of November 8, 2021, by and among the Registrant, Blade Merger Subsidiary, Inc., Blade Therapeutics, Inc., Biotech Sponsor LLC, in the capacity as the Acquiror Representative thereunder, and Jean-Frédéric Viret, in the capacity as the Blade Representative thereunder. (included as Annex B to the proxy statement/prospectus)

3.1***	Amended and Restated Memorandum and Articles of Association of the Registrant (included as Annex G to the proxy statement/prospectus)
3.2***	Form of Certificate of Incorporation of Blade Biotherapeutics, Inc., to become effective upon Closing (included as Annex C to the proxy statement/prospectus)
3.3***	Form of Bylaws of Blade Biotherapeutics, Inc., to become effective upon Closing (included as Annex D to the proxy statement/prospectus)
4.1***	Specimen Unit Certificate
4.2***	Specimen Class A Ordinary Share Certificate
4.3***	Specimen Warrant Certificate (included in Exhibit 4.4)
4.4***	Warrant Agreement, dated as of January 25, 2021, by and between the Registrant and Continental Stock Transfer & Trust Company, as warrant agent
4.5***	Specimen Common Stock Certificate of Blade Biotherapeutics, Inc.
5.1***	Opinion of Ellenoff Grossman & Schole LLP
8.1***	Tax Opinion of Ellenoff Grossman & Schole LLP
10.1***	Promissory Note, dated September 8, 2020, issued to Biotech Sponsor LLC
10.2***	Letter Agreement, dated January 25, 2021, by and among the Company, its officers, its directors and the Sponsor.
10.3***	Investment Management Trust Agreement, dated January 25, 2021, by and between the Company and Continental Stock Transfer & Trust Company, as trustee.

Exhibit Number	Description
10.4***	Registration Rights Agreement, dated January 25, 2021, by and among the Company and the Sponsor.
10.5***	Administrative Support Agreement, dated January 25, 2021, by and between the Company and the Sponsor.
10.6***	Sponsor Warrants Purchase Agreement, dated January 25, 2021 by and between the Company and the Sponsor.
10.7***	Form of Indemnity Agreement
10.8***	Form of Voting Agreement, dated as of November 8, 2021, by and among Biotech Acquisition Company, Blade Therapeutics, Inc., and the stockholders of Blade Therapeutics, Inc. party thereto.
10.9***	Form of Lock-Up Agreement, dated as of November 8, 2021, by and between Biotech Acquisition Company and the stockholders of Blade Therapeutics, Inc. party thereto.
10.10***	Sponsor Agreement, dated as of November 8, 2021, by and between Biotech Acquisition Company, Blade Therapeutics, Inc., and the Sponsor.
10.11***	Form of Subscription Agreement, dated as of November 8, 2021, by and among Biotech Acquisition Company, and the subscriber parties thereto.
10.12***

Form of Amended and Restated Registration Rights Agreement, dated as of November 8, 2021, by and among Biotech Acquisition Company, Biotech Sponsor LLC, and certain stockholders of Blade Therapeutics, Inc.

10.13	2022 Incentive Award Plan (included as Annex E to the proxy statement/prospectus)
10.14	Employee Stock Purchase Plan (included as Annex F to the proxy statement/prospectus)
10.15***	Offer Letter, dated as of July 18, 2016, by and between Blade Therapeutics, Inc. and Wendye Robbins, M.D.
10.16***	Offer Letter, dated as of February 1, 2021, by and between Blade Therapeutics, Inc. and Jean-Frederic Viret, Ph.D.
10.17***	Offer Letter, dated as of April 19, 2017, by and between Blade Therapeutics, Inc. and Prabha Ibrahim, Ph.D.
10.18***	Offer Letter, dated as of September 30, 2016, by and between Blade Therapeutics, Inc. and Felix Karim, Ph.D.
10.19***	Amendment to Offer Letter, dated as of March 24, 2022, by and between Blade Biotherapeutics, Inc. and Wendye Robbins, M.D.
10.20***	Amendment to Offer Letter, dated as of March 24, 2022, by and between Blade Biotherapeutics, Inc. and Jean-Frederic Viret, Ph.D.
10.21***	Amendment to Offer Letter, dated as of March 24, 2022, by and between Blade Biotherapeutics, Inc. and Prabha Ibrahim, Ph.D.
10.22***	Amendment to Offer Letter, dated as of March 24, 2022, by and between Blade Biotherapeutics, Inc. and Felix Karim, Ph.D.
10.23***	Britannia Life Science Center Lease, dated as of April 28, 2016, by and among Blade Therapeutics, Inc. and Bayside Acquisition, LLC.
10.24***	First Amendment to Lease, dated as of October 15, 2021, by and among Blade Therapeutics, Inc. and Bayside Acquisition, LLC.
10.25***	Sublease Agreement, dated as of October 1, 2019, by and among Blade Therapeutics, Inc. and Molecular Transport Inc.
10.26***	Common Stock Purchase Agreement, dated as of May 3, 2022, by and among Biotech Acquisition Company, and CF Principal Investments LLC
10.27***	Registration Rights Agreement, dated as of May 3, 2022, by and among Biotech Acquisition Company, and CF Principal Investments LLC
21.1***	List of subsidiaries of the Registrant
23.1***	Consent of Marcum LLP
23.2*	Consent of Ernst and Young LLP, independent registered accounting firm for Blade Therapeutics, Inc.
23.3***	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1)
23.4***	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.1)

Exhibit Number	Description
24.1	Power of Attorney (included on signature page to the initial filing of the Registration Statement)
99.1***	Form of Proxy Card for Extraordinary General Meeting
99.2***	Consent of Wendye Robbins to be named as a director
99.3***	Consent of Mark Timney to be named as a director
99.4***	Consent of Lloyd Klickstein to be named as a director
99.5***	Consent of James Scopa to be named as a director
99.6***	Consent of Luke Evnin to be named as a director
99.7***	Consent of John A. Hohneker, M.D. to be named as a director
99.8***	Consent of Carl Goldfischer, M.D. to be named as a director
99.9***	Consent of Michael Shleifer to be named as a director
99.10***	Consent of Vantage Point Advisors, Inc.
99.11	Opinion of Vantage Point Advisors, Inc. (Included as Annex H to the proxy statement/prospectus forming a part of this Registration Statement).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.
107***	Calculation of Filing Fees Table

____________

*        Filed herewith.

**      To be filed by amendment.

***     Previously filed.

+       Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Item 22.            Undertakings.

1.     The undersigned Registrant hereby undertakes:

(a)    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and

(b)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(c)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

3.     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

4.     The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

5.     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

6.     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, on the 6th day of May, 2022.

BIOTECH ACQUISITION COMPANY
By:	/s/ Michael Shleifer, Ph.D.
Name	Michael Shleifer, Ph.D.
Title:	Chief Executive Officer and Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Position	Date
/s/ Michael Shleifer Ph.D.	Chief Executive Officer and Chairman (Principal Executive Officer)	May 6, 2022
Dr. Michael Shleifer
*	Chief Financial Officer and Treasurer	May 6, 2022
Thomas Fratacci	(Principal Financial and Accounting Officer)
*	Chief Investment Officer and Director	May 6, 2022
Albert F. Hummel
*	Director	May 6, 2022
Paul Bernard
*	Director	May 6, 2022
Aaron Kim
*	Director	May 6, 2022
Bruno Montanari
*By: /s/ Michael Shleifer, Ph.D.
Michael Shleifer, Ph.D., Attorney-in-Fact